Exhibit 99.1

                    , 2014

To Our Stockholders:

On May 29, 2013, we first announced plans to explore the separation of our business into two distinct publicly-traded entities—an education loan management business and a consumer banking business—to further unlock value and enhance long-term growth potential. The education loan management business will be comprised primarily of our portfolios of federally guaranteed (FFELP) and private education loans, as well as servicing and collection activities on these loans. The consumer banking business, comprised primarily of Sallie Mae Bank and its private education loan origination business, the private education loans it currently holds and a related servicing business, will be the leading consumer education lending franchise with expertise in helping families save, plan and pay for college.

I am pleased to report that on                     , 2014, your Board of Directors approved the distribution to stockholders of record on                     , 2014, of all of the common stock of New Corporation, which we refer to as NewCo, and a related internal corporate reorganization. NewCo is the company we formed to hold the assets and liabilities of our education loan management business.

As a result of the separation, NewCo will be better positioned to focus on improving operating and cost efficiencies and maximizing the cash flow provided by its servicing business and loan portfolios, including by acquiring additional education loans and expanding its servicing business. As a separate, independent company operating under the Sallie Mae brand, our consumer banking business will be able to focus on growing its consumer lending business and accelerating preparation for additional regulatory requirements that will eventually apply to Sallie Mae Bank under the Dodd-Frank Act.

To effect the distribution of NewCo common stock, the existing SLM Corporation (Existing SLM) will first undergo an internal corporate reorganization as a result of which your Existing SLM common stock will be converted, on a 1-to-1 basis, into common stock of a new publicly-traded holding company that we refer to as SLM BankCo. This new holding company will take the name SLM Corporation and will retain and continue to operate the consumer banking business under the Sallie Mae brand. All of the outstanding classes and shares of preferred stock of Existing SLM will be converted, on a 1-to-1 basis, into substantially identical shares of preferred stock of SLM BankCo. Existing SLM will become a subsidiary of NewCo and retain directly or indirectly the assets and liabilities associated with Existing SLM’s businesses, other than the consumer banking business that will be held by SLM BankCo. Existing SLM’s liabilities include unsecured public debt which, as of September 30, 2013, aggregated $18.7 billion.

As a result of the foregoing, you will become a stockholder of two publicly-traded companies: SLM BankCo and NewCo. For each share of Existing SLM common stock you own on the record date, you will receive one share of SLM BankCo common stock (which will replace your Existing SLM common stock) and one share of NewCo common stock. You do not need to take any action to receive the shares of SLM BankCo or NewCo common stock to which you are entitled. In addition, you do not need to pay any consideration or surrender or exchange your Existing SLM common stock.

For over 40 years, we have made a difference in students’ and families’ lives, helping more than 31 million Americans pay for college. We see the separation of our education loan management business and our consumer banking business as the next step in helping students and families finance the cost of their education.

I encourage you to read the attached information statement, which is being provided to all Sallie Mae stockholders as of the close of business on                     , 2014. The information statement describes the internal corporate reorganization, the separation and the distribution in detail and contains important business and financial information about NewCo.

I look forward to your continued support as a stockholder. We remain committed to working on your behalf to continue to build long-term stockholder value. This step is a positive one for our businesses, our stockholders and all the students and families we serve.

Sincerely,

John (Jack) F. Remondi President and Chief Executive Officer, SLM Corporation

NewCo LOGO

                    , 2014

Dear Future NewCo Stockholder:

It is a great pleasure to welcome you as a future stockholder of New Corporation (“NewCo”), which will soon begin independent operation as the largest education loan management company. NewCo will be the largest holder of outstanding loans made under the Federal Family Education Loan Program (“FFELP”), the largest holder of outstanding private education student loans, and a leading servicer and collector of these types of loans and education loans disbursed by the United States Department of Education (“ED”) under its Direct Student Loan Program (“DSLP”).

Our goal is to maximize the cash flow provided by our portfolios of education loans and acquire other third-party loan portfolios. With the discontinuance of FFELP in 2010, our FFELP loan portfolio is expected to amortize over a period of approximately 20 years.

Given the volume of education loans we service, we are uniquely situated to adapt to the changing economic and regulatory environment governing these types of loans. This will enable us to expand our servicing business to more third party owners of education loan portfolios and guarantors while pursuing further operating and cost efficiencies to create stockholder value.

NewCo’s business model differs substantially from Sallie Mae’s consumer banking model. As a result of the separation, our stockholders will be able to evaluate the distinct merits, performance, and future prospects of NewCo. NewCo expects to apply to have its common stock authorized for listing on the NASDAQ Global Select Market under the symbol “    .”

We expect NewCo’s liquidity to allow us to continue returning capital to stockholders through dividends and share repurchases.

I encourage you to learn more about NewCo by reading the attached information statement. It describes the separation in detail, including the conditions to the separation. We look forward to your support and participation as a stockholder of NewCo.

Sincerely,

John (Jack) F. Remondi Chief Executive Officer, New Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED DECEMBER 6, 2013

INFORMATION STATEMENT

New Corporation

This information statement is being furnished in connection with the distribution to holders of SLM Corporation common stock of all of the outstanding shares of common stock of New Corporation, which is referred to herein as NewCo. NewCo was formed to hold directly or indirectly the assets and liabilities associated with SLM Corporation’s existing education loan management business, which consists primarily of portfolios of federally guaranteed (FFELP) and private education loans, as well as servicing and collection activities on these and other student loans. All of the issued and outstanding shares of NewCo common stock will be distributed to stockholders in a manner that is intended to be tax-free in the United States, on the basis of one share of NewCo common stock for each outstanding share of SLM Corporation stock.

Prior to the distribution, SLM Corporation will undergo an internal corporate reorganization in which (i) a new holding company, which is referred to herein as SLM BankCo, will become the publicly-traded successor to the existing SLM Corporation, which is referred to herein as Existing SLM, pursuant to a holding company merger in which the outstanding shares of Existing SLM common stock will be converted, on a 1-to-1 basis, into shares of SLM BankCo, and (ii) Existing SLM will become a subsidiary of NewCo and retain directly or indirectly the assets and liabilities associated with Existing SLM’s businesses other than the consumer banking business. Existing SLM’s liabilities include its unsecured public debt which, as of September 30, 2013, aggregated $18.7 billion. SLM BankCo will take the name SLM Corporation and will hold and continue to operate the consumer banking business under the Sallie Mae brand.

Pursuant to the distribution, for every share of Existing SLM common stock held of record by you as of the close of business on                     , 2014, the record date for the distribution, you will receive one share of NewCo common stock. We expect the shares of NewCo common stock to be distributed to you on                     , 2014. We refer to the date of the distribution of the NewCo common stock as the “distribution date.” NewCo has applied to have its common stock authorized for listing on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “    .”

You do not need to take any action to receive your shares of SLM BankCo common stock and NewCo common stock. No vote of Sallie Mae stockholders is required in connection with the internal corporate reorganization or the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Sallie Mae a proxy, in connection with the internal corporate reorganization and the distribution. You do not need to pay any consideration, exchange or surrender your Existing SLM common stock or take any other action to receive your shares of SLM BankCo and NewCo common stock.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2014.

This information statement was first mailed to Sallie Mae stockholders on or about                     , 2014.

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Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about NewCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to:

•	“NewCo” and “the company” refer to New Corporation and its consolidated subsidiaries.

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“Existing SLM” refers to SLM Corporation, as it exists on the date of this information statement, and its consolidated subsidiaries. As part of the internal corporate reorganization described in this information statement, Existing SLM will become a subsidiary of NewCo and change its name to “            .”

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NewCo’s historical business and operations refer to Existing SLM’s portfolio of FFELP and private education student loans not held by Sallie Mae Bank, together with the servicing and collections businesses that will be retained by or transferred to NewCo in connection with the internal corporate reorganization.

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NewCo historical information on a “pro forma basis” refers to NewCo’s businesses, net income, assets and liabilities, as adjusted to giving effect to the separation and the distribution. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

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“SLM BankCo” refers to New BLC Corporation, which will become the publicly-traded successor to Existing SLM by virtue of a merger pursuant to Section 251(g) of the Delaware General Corporation Law (“DGCL”), and its consolidated subsidiaries. Upon consummation of the merger, SLM BankCo will change its name to SLM Corporation. After the separation and distribution, SLM BankCo’s business will consist primarily of Sallie Mae Bank and its portfolio of private education loans, a new private education loan servicing business, the Upromise Rewards business and the insurance business.

Trademarks, Trade Names and Service Marks

NewCo owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that NewCo owns or has rights to use that appear in this information statement include: CLASS®, EdNotes®, GRC®, Pioneer Credit Recovery® which may be registered or trademarked in the United States and other jurisdictions. NewCo’s rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to NewCo’s knowledge, owned by such other company. Following the separation and distribution, SLM BankCo will own Existing SLM’s rights to use the “Sallie Mae” and “SLM” trade names, related trademarks and service marks.

ii

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and NewCo’s business and financial position, you should carefully review this entire information statement.

Explanatory Note

Due to the relative significance of NewCo to Existing SLM, among other factors, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore will be the “accounting successor” to Existing SLM, notwithstanding the legal form of the separation and distribution described in this information statement. As a result, the historical financial statements of Existing SLM will become the historical financial statements of NewCo.

When we refer in this information statement to NewCo’s historic business activities, we are referring to those activities as they were historically operated as part of Existing SLM prior to their transfer to NewCo in connection with the separation and the distribution.

NewCo

NewCo will hold the largest portfolio of education loans insured or guaranteed under the Federal Family Education Loan Program (referred to as FFELP Loans), as well as the largest portfolio of private education loans (referred to as Private Education Loans). FFELP Loans are insured or guaranteed by state or not-for-profit agencies and are also protected by contractual rights to recovery from the United States pursuant to guaranty agreements among the U.S. Department of Education (referred to as ED) and these agencies. Private Education Loans are education loans to students or their families that are non-federal loans and not insured or guaranteed under FFELP. Private Education Loans bear the full credit risk of the customer and any cosigner and are made primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or students’ and families’ resources. As of September 30, 2013, approximately 83 percent of the FFELP Loans and 51 percent of the Private Education Loans held by NewCo were funded to term with non-recourse, long-term securitization debt through the use of securitization trusts.

NewCo will service and collect on its own portfolio of education loans, as well as on those owned by numerous banks, credit unions and non-profit education lenders. It will provide servicing support for guaranty agencies, which serve as intermediaries between the U.S. federal government and FFELP lenders and are responsible for paying claims on defaulted FFELP Loans. These services include account maintenance, default aversion, post default collections and claim processing. NewCo will also be one of four large servicers to ED under its Direct Student Loan Program, and provide collection services to ED. NewCo will also generate revenue through collection of delinquent debt (consisting of both education loans as well as other asset classes) on behalf of its clients on a contingent basis.

In 2010, Congress passed legislation ending the origination of education loans under the FFELP program. FFELP Loans that remain outstanding will amortize over approximately the next 20 years, and NewCo’s goal is to maximize the cash flow generated by its FFELP Loan portfolio, including by acquiring additional FFELP Loans from third parties and expanding its related servicing business. For a detailed description of FFELP, see “Appendix B—Description of Federal Family Education Loan Program.”

As of September 30, 2013, on a pro forma basis, NewCo’s principal assets consisted of:

•	$105 billion in FFELP Loans, which yield an average of 2.0 percent annually on a “Core Earnings” basis and have a weighted average life of 7.7 years;

•	$32 billion in Private Education Loans, which yield an average of 6.3 percent annually on a “Core Earnings” basis and have a weighted average life of 7.1 years;

•	$7.8 billion of other interest-earning assets, including securitization trust restricted cash;

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a leading student loan servicing platform that services loans for more than 10 million federal education loan customers, including 5.7 million customer accounts serviced under NewCo’s contract with ED; and

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a leading student loan contingent collection platform with an outstanding inventory of contingent collections receivables of approximately $15.2 billion, of which approximately $12.9 billion was student loans and the remainder was other debt.

In connection with the internal corporate reorganization described below, Existing SLM will become a subsidiary of NewCo and retain all of its liabilities and obligations, including as obligor on its $18.7 billion of unsecured public debt outstanding as of September 30, 2013. Existing SLM also is party to derivative contracts on which it had a net liability of $792 million as of September 30, 2013.

SLM BankCo, as the publicly-traded successor to Existing SLM and as part of the internal corporate reorganization, will replace Existing SLM as the issuer of the outstanding shares of Existing SLM preferred stock. Holders of shares of Existing SLM preferred stock will not be entitled to vote on the internal corporate reorganization, will not have appraisal rights under Delaware law, and will not participate in the distribution of NewCo common stock.

For the first nine months of 2013, NewCo’s business generated, on a pro forma basis, net income and “Core Earnings” of $1,103 million and $969 million, respectively. In 2012, NewCo’s net income and “Core Earnings”, on a pro forma basis, were $874 million and $987 million, respectively. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.” NewCo provides “Core Earnings” because its management evaluates the performance of each of NewCo’s operating segments based on “Core Earnings” performance measures. For NewCo’s definition of “Core Earnings” and reconciliation of “Core Earnings” to net income as determined under generally accepted accounting principles, see “Unaudited Pro Forma Condensed Consolidated Financial Statements—Alternative performance measures—“Core Earnings” presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Core Earnings”—Definition and Limitations” and “Note 16—Segment Reporting” to the audited consolidated financial statements included elsewhere in this information statement.

NewCo’s Strengths

NewCo will possess a number of competitive advantages that will distinguish it from its competitors, including:

Premier servicing market share and infrastructure well-positioned for evolving marketplace. NewCo will be the largest servicer of education loans. It will also provide account maintenance, default aversion, post default collections and claim processing to 15 of the 30 guaranty agencies that serve as an intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. NewCo’s premier market share and tested servicing and collections infrastructure make it well-positioned to expand its servicing and collections businesses to additional third-party FFELP, federal, private education and other loan portfolios.

NewCo will have substantial institutional knowledge and expertise in student loan assets and finance markets. Sallie Mae was a pioneer in the student loan-backed securitization market and NewCo will continue as the largest participant in this market. NewCo will have established relationships with institutions that underwrite and invest in such securities and years of historical data to use in estimating loan default rates and expected cash flows.

Strong cash flow generation with ample debt service coverage. NewCo will own the single largest portfolio of FFELP Loans. This portfolio generates steady cash flows, as FFELP lenders generally bear a maximum three percent loss exposure due to the guarantee under FFELP. NewCo will also own the largest portfolio of Private Education Loans, which bear the full credit risk of the borrower and cosigner. NewCo expects that cash flows from its FFELP Loan and Private Education Loan portfolios will significantly exceed future debt service obligations. NewCo also expects it will be able to continue Existing SLM’s policy of returning capital to stockholders through dividends and share repurchases, subject to limitations under a tax sharing agreement with SLM BankCo. See “Capital Return Policies.”

Servicing platforms that offer substantial economies of scale. Existing SLM has internally developed and purchased technology platforms, which will be owned by NewCo. NewCo will service and collect on DSLP loans for ED, on FFELP Loans for guarantor and other clients and on its own $105 billion portfolio of FFELP Loans and $32 billion portfolio of Private Education Loans (on a pro forma basis, as of September 30, 2013). These platforms are robust and scalable and will enable NewCo to add additional accounts at low cost.

Strong management team with extensive industry experience. NewCo’s management team will have extensive experience in investing in and funding student education loan portfolios and operating student education loan servicing businesses. Our management team, led by our Chief Executive Officer Jack Remondi, includes members that have held senior executive positions at Existing SLM for many years, including in operations, financial planning, treasury, credit, collections, enterprise project management and risk management. See “Management—Executive Officers Following the Separation.”

NewCo’s Strategies

NewCo will seek to create value for stockholders by, among other things:

Expanding its leading education loan portfolio manager, servicer and collection business. NewCo intends to make opportunistic acquisitions of FFELP Loans, both to increase cash flow from its loan portfolio and to expand its FFELP Loan servicing business. In addition, although NewCo will not originate new Private Education Loans, it will seek to purchase portfolios of Private Education Loans, subject to the limitations of any non-competition arrangements with SLM BankCo. NewCo may also acquire portfolios of Private Education Loans from SLM BankCo, through participation in an arm’s-length bidding or auction process.

Diversifying fee revenue through expansion and growth of federal and other service contracts. NewCo intends to leverage its platform to expand its servicing and collections business to more third party owners of education loan portfolios and guarantors, including ED.

Maintaining stable dividends and actively managing capital structure. NewCo expects to have sufficient liquidity to pursue a policy of returning capital to stockholders through dividends and share repurchases, without impairing its ability to service its $18.7 billion of unsecured public debt outstanding as of September 30, 2013.

Efficiently managing expense base. NewCo will align its cost structure with its business operations, including by pursuing operating efficiencies in its businesses that create value for its stockholders. These initiatives will include exploring new procurement strategies as well as enhancements to its web-based customer service interface.

Maintaining access to capital markets. Upon completion of the separation, NewCo will be a publicly-traded company listed on NASDAQ. NewCo expects that its significant loan portfolio, supplemented by its servicing business, will afford it the opportunity to access the debt markets when appropriate. NewCo also intends to leverage its experience in the student loan-backed securitization market to continue to finance its acquisition of student loan portfolios through securitization debt.

Risks Associated with NewCo’s Business and the Separation and Distribution

An investment in NewCo common stock is subject to a number of risks, including risks relating to the separation and distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to NewCo’s Business

•	Economic conditions could have a material adverse effect on NewCo’s business, results of operations, financial condition and stock price.

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NewCo will not originate education loans, and it may not be able to add additional revenues to replace or supplement the net interest income and fee-based revenue from servicing its education loans that will decline over time.

•	New education lending initiatives could, among other things, encourage or require borrowers to consolidate FFELP Loans into the DSLP program.

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NewCo’s business will be heavily focused on its portfolio of FFELP Loans, such that any new legislation by Congress impacting FFELP Loans may have a material, negative impact on NewCo’s business, financial condition or results of operations.

•	NewCo’s business is affected by the cost and availability of funding in the capital markets.

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The interest rate characteristics of NewCo’s earning assets do not always match the interest rate characteristics of NewCo’s funding arrangements, which may increase the price of, or decrease NewCo’s ability to obtain, necessary liquidity.

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Higher than expected prepayments could reduce net interest income and servicing revenues or reduce or delay payments NewCo receives as the holder of the residual interests of securitization trusts holding FFELP Loans and Private Education Loans.

•	NewCo’s failure to manage its costs in line with its revenues would adversely affect NewCo’s results of operations and financial condition.

•	NewCo’s use of derivatives to manage interest rate sensitivity exposes it to credit and market risk that could have a material adverse effect on its earnings.

•	Increasing interest rate environments may cause NewCo’s Floor Income to decline.

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Failure by NewCo’s loan servicing business to comply with applicable rules and regulations could result in the loss of insurance or guarantees on FFELP Loans and other penalties that could have a material, negative impact on NewCo’s business, financial condition or results of operations.

•	Increases in defaults on student loans held by NewCo, particularly on Private Education Loans, could adversely affect NewCo’s earnings.

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Adverse market conditions or an inability to effectively manage liquidity risk could negatively impact NewCo’s ability to meet liquidity and funding needs, which could materially and adversely impact its business operations and overall financial condition as well as its ability to return capital to stockholders through dividends or stock buybacks.

•	A failure of the operating systems or infrastructure utilized by NewCo could disrupt its business, produce significant losses, result in regulatory action or damage its reputation.

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NewCo depends on secure information technology, and a breach of its information technology systems could result in significant losses, disclosure of confidential customer information and reputational damage, which would adversely affect NewCo’s business.

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Federal funding constraints and spending policy changes triggered by associated federal spending deadlines may result in disruption of federal payments for services NewCo provides to the government, which could materially and adversely affect NewCo’s business strategy or future business prospects.

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Changes in law, regulation or regulatory policy or interpretations thereof involving loans generally and FFELP Loans or Private Education Loans in particular could have a material impact on NewCo’s profitability, results of operations, financial condition, cash flows or future business prospects.

•	NewCo’s failure to comply with applicable laws and regulations may result in significant costs, sanctions and litigation.

Risks Relating to the Separation and Distribution

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NewCo’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company for the periods presented and may not be a reliable indicator of its future results.

•	NewCo may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect its business.

•	During an up to 18-month transition period NewCo and SLM BankCo will undertake the division of a shared information technology platform, which may be disruptive to NewCo’s business and customers.

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The Federal Deposit Insurance Corporation (the “FDIC”), the Utah Department of Financial Institutions (the “UDFI”), or the Consumer Financial Protection Bureau (the “CFPB”) may seek to assert control over the manner, timing or terms of the separation, which could result in the separation not being effected on the terms or within the period currently contemplated or being withdrawn.

The Separation and Distribution

On May 29, 2013, Existing SLM first announced that it intended to separate into two distinct publicly-traded entities — an education loan management business and a consumer banking business. The education loan management business will be comprised primarily of Existing SLM’s portfolios of education loans not currently held in Sallie Mae Bank, as well as servicing and collection activities on these loans and loans held by third parties. The consumer banking business, comprised primarily of Sallie Mae Bank and its Private Education Loan origination business, the Private Education Loans it holds and a related servicing business, will be a consumer banking franchise with expertise in helping families save, plan and pay for college.

On                     , 2014, the Existing SLM board of directors approved the distribution of all of the issued and outstanding shares of NewCo common stock on the basis of one share of NewCo common stock for each share of Existing SLM common stock issued and outstanding as of the close of business on                     , 2014, the record date for the distribution.

Internal Corporate Reorganization

In connection with and just prior to the separation and distribution, Existing SLM will undergo an internal corporate reorganization. This reorganization is necessary to implement the separation of the education loan management business from the consumer banking business in a manner intended to be largely tax-free to SLM BankCo.

As part of the internal corporate reorganization, Existing SLM will form the following three new companies:

•	NewCo, which is initially a wholly owned subsidiary of Existing SLM;

•	SLM BankCo, is initially a wholly owned subsidiary of Existing SLM; and

•	a limited liability company wholly owned by SLM BankCo that we refer to as “Merger Sub.”

Pursuant to Section 251(g) of the DGCL, by action of the Existing SLM board of directors and without the requirement for a stockholder vote, Existing SLM will merge with and into Merger Sub (the “SLM Merger”). As a result of the SLM Merger:

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all issued and outstanding shares of Existing SLM common stock will be converted, through no action on the part of the holders thereof and by operation of law, into shares of SLM BankCo common stock, on a 1-to-1 basis;

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each series issued and outstanding shares of Existing SLM preferred stock will be converted, through no action on the part of the holders thereof and by operation of law, into the same series of substantially identical shares of SLM BankCo preferred stock, on a 1-to-1 basis; and

•	Existing SLM will become a limited liability company wholly owned by SLM BankCo and will change its name to “ , LLC.”

SLM BankCo will change its name to “SLM Corporation”. Following the SLM Merger, through a series of internal transactions, all of the assets and liabilities related to the consumer banking business of Existing SLM, including Sallie Mae Bank, the student education loans it holds, a new private education loan servicing company, the Upromise Rewards business and the insurance business, will be distributed by Existing SLM to SLM BankCo. Existing SLM will also distribute the capital stock of NewCo to SLM BankCo. In addition, Existing SLM will contribute $566 million in cash to SLM BankCo primarily to offset the liability represented by the transfer of the preferred stock obligation from Existing SLM to SLM BankCo pursuant to the SLM Merger. Existing SLM, which will continue to hold substantially all of the assets and liabilities related to its education loan management businesses, will then be contributed by SLM BankCo to NewCo. Existing SLM’s liabilities included, as of September 30, 2013, its outstanding unsecured public debt of $18.7 billion and derivative contracts with a net liability of $792 million.

Once the internal corporate reorganization is completed, SLM BankCo (as the publicly-traded successor holding company to Existing SLM) will distribute all of the issued and outstanding shares of NewCo common stock, on the basis of one share of NewCo common stock for each share of Existing SLM common stock issued and outstanding as of the close of business on                     , 2014, the record date for the distribution. The completion of the internal corporate reorganization is a condition to the distribution. See “The Separation and Distribution—Conditions to the Distribution.” For additional information regarding the internal corporate reorganization, see the sections entitled “Transaction Structure” and “The Separation and Distribution— Internal Corporate Reorganization of Existing SLM Prior to the Distribution.”

NewCo’s Post-Separation Relationship with SLM BankCo

NewCo will enter into a separation and distribution agreement with Existing SLM and SLM BankCo, which we refer to as the “separation and distribution agreement.” In connection with the separation, NewCo will enter into various other agreements with SLM BankCo to effect the separation and provide a framework for its relationship with SLM BankCo after the separation, such as a transition services agreement, a tax sharing agreement, an employee matters agreement, a loan servicing and administration agreement, a joint marketing agreement, a key services agreement, a data sharing agreement and a master lease agreement. These agreements will provide for the allocation between NewCo and SLM BankCo of Existing SLM’s assets, employees, liabilities and obligations (including its intellectual property, information systems, investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern the relationship between NewCo and SLM BankCo after the separation. During an up to 18-month transition period, SLM BankCo will own a series of preferred stock of the primary operating subsidiary of NewCo that will entitle SLM BankCo to nominate and elect one member of the subsidiary’s five-member board of directors which will have oversight authority regarding a variety of transition activities, including the transition and migration of certain customer data and service functions initially shared by the two companies. See “Certain Relationships and Related Party Transactions—Preferred Stock Rights in SMI.” Under the separation and distribution agreement, NewCo and SLM BankCo will also enter into a non-competition arrangement pursuant to which they will agree not to compete in each other’s primary line of business for an agreed period. For additional information regarding the separation and distribution agreement and the other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

The Existing SLM board of directors believes that separating Sallie Mae into two companies—an education loan management business and a consumer banking business—is in the best interests of Existing SLM and its stockholders for a number of reasons, including that:

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The consumer banking business and the education loan management business have evolved independently over time. The separation will allow investors to separately value SLM BankCo and NewCo based on their unique operating identities and strategies, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

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NewCo expects that its future cash flows will significantly exceed future debt service obligations, allowing NewCo to continue to return capital to stockholders through dividends and share repurchases, without the financial aid and capital support risks associated with ownership of a federally insured financial institution.

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The separation will allow each of NewCo and SLM BankCo to more effectively pursue its respective distinct operating priorities and strategies, which have diverged over time, and will enable the management of each company to focus on pursuing unique opportunities for long-term growth and profitability. The FFELP Loan portfolio and related servicing businesses generate highly predictable income, but are in wind down as the universe of FFELP Loans amortizes over a period of approximately 20 years. By contrast, the Private Education Loan business is expected to grow over time as Sallie Mae Bank continues to originate and service more Private Education Loans.

•	NewCo and SLM BankCo will have distinct regulatory profiles post-separation:

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SLM BankCo’s subsidiary Sallie Mae Bank, a Utah industrial bank and insured depository institution, will continue to be subject to prudential bank regulatory oversight and periodic examination by both the UDFI and the FDIC. Sallie Mae Bank has voluntarily entered into the FDIC’s large bank supervision program. In addition, it is further expected that by the end of 2014 Sallie Mae Bank and SLM BankCo will be subject to the requirements established under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) applicable to institutions with total assets greater than $10 billion, including regulation by the CFPB and the establishment of an independent risk committee.

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NewCo will continue to be subject to CFPB enforcement, supervisory and examination authority. As a FFELP loan servicer, NewCo will continue to be subject to the Higher Education Act (“HEA”) and related regulations, in addition to regulation, and periodic examinations, by the ED. As a third-party service provider to financial institutions, NewCo will also continue to be subject to examination by the FFIEC. Although NewCo will not be subject to direct regulatory oversight by the FDIC, certain subsidiaries of NewCo that will continue to be third-party vendors of services to, and “institution affiliated parties” of, Sallie Mae Bank will continue to be subject to the FDIC’s examination and enforcement authority. In addition, in order to facilitate compliance with certain consumer information privacy laws during an information technology transition period post-separation in which both NewCo and SLM BankCo loans and associated customer accounts will continue to be serviced from a single information technology system hosted by SMI,

SMI will remain an affiliate of each of NewCo and SLM BankCo for broader bank regulatory purposes for the duration of that transition period. Among other things, this will mean that transactions between SMI and Sallie Mae Bank will remain subject to the affiliate transaction restrictions of Sections 23A and 23B of the Federal Reserve Act during this transition period.

•	The separation of NewCo from SLM BankCo will reduce the complexity of both organizations, creating greater transparency for investors and potentially unlocking further value in each company.

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The separation will create an independent equity structure for each of NewCo and SLM BankCo that will afford each company direct access to the capital markets for the purpose of pursuing their unique operating strategies and facilitate the ability of each company to effect future alliances and acquisitions utilizing their respective common stock.

The Existing SLM board of directors also considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new publicly-traded company, possible increased expenses and one-time separation costs and the diversion of management time to oversee the separation and transition of services and functions between the two companies, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

New Corporation was incorporated in Delaware on November 7, 2013 for the purpose of holding the assets and liabilities of Existing SLM’s education loan management business in connection with the separation and distribution described in this information statement. Prior to the contribution of these businesses to NewCo, which will be completed immediately prior to the distribution, NewCo will have no operations. The address of NewCo’s principal executive offices is 300 Continental Drive, Newark, Delaware 19713. NewCo’s telephone number is (302) 283-8000.

Beginning                     , 2014, NewCo will maintain an Internet site at www.                    .com. NewCo’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Existing SLM who will receive shares of NewCo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of NewCo’s securities. The information contained in this information statement is believed by NewCo to be accurate as of the date set forth on its cover. Changes may occur after that date and none of Existing SLM, SLM BankCo or NewCo will update the information except in the normal course of their respective disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is NewCo and why is Sallie Mae separating NewCo’s business and distributing NewCo’s stock?

NewCo is currently a wholly owned subsidiary of Existing SLM. It was formed to hold the assets and liabilities of Sallie Mae’s education loan management business.

The separation of NewCo and the distribution of shares of NewCo common stock are intended to provide you with equity investments in two distinct companies—SLM BankCo and NewCo—that will be able to focus on each of their respective businesses. The separation is expected to result in improved long-term performance of their respective businesses for the reasons discussed in the sections entitled “The Separation and Distribution—Background” and “—Reasons for the Separation.”

Why am I receiving this document?	You are receiving this document because you are a holder of shares of Existing SLM common stock. If you are a holder of that common stock as of the close of business on , 2014, the record date, you will be entitled to receive one share of NewCo common stock for each share of Existing SLM common stock that you hold at the close of business on that date. This document will help you understand how the separation and distribution will affect your investment in Existing SLM and NewCo.

How will the separation of NewCo from Sallie Mae work?

The separation will be preceded by an internal corporate reorganization, which is a necessary first step to the separation of the consumer banking business and the education loan management business. As a result of a holding company merger under Section 251(g) of the DGCL, which is referred to herein as the SLM Merger, all of your shares of Existing SLM common stock will be converted, on a 1-to-1 basis, into shares of common stock of SLM BankCo. Pursuant to the SLM Merger, SLM BankCo will replace Existing SLM as the publicly-traded parent company of Sallie Mae. As part of the internal corporate reorganization, the assets and liabilities associated with the education loan management business will be transferred to NewCo, and those assets and liabilities associated with the consumer banking business will remain with or be transferred to SLM BankCo. See “The Separation and Distribution—Internal Corporate Reorganization of Existing SLM Prior to the Distribution.”

Immediately following the internal corporate reorganization, SLM BankCo will own all of the issued and outstanding shares of NewCo common stock, which it will distribute to Existing SLM stockholders. This is referred to as the distribution. On the date of the distribution, all of the outstanding shares of NewCo common stock will be distributed to holders of shares of Existing SLM common stock as of the close of business on the record date, on a 1-to-1 basis. Stockholders will not be required to take any action to receive their shares of SLM BankCo common stock in the internal corporate reorganization or their shares of NewCo common stock in the distribution. The separation and distribution is subject to the conditions described in this information statement.

Apart from the separation and distribution of NewCo, how will the corporate reorganization affect my SLM Corporation common stock?	Stockholders are not required to take any action to receive their shares of SLM BankCo common stock in the internal corporate reorganization. Your Existing SLM common stock will be converted into SLM BankCo common stock, on a 1-to-1 basis, by virtue of the SLM Merger effected pursuant to Section 251(g) of the DGCL. In accordance with Section 251(g) of the DGCL, the merger will be approved by the Existing SLM board of directors and effected just prior to the separation and distribution. No stockholder vote is required under the DGCL or the charter or by-laws of Existing SLM to approve the SLM Merger. As required by Section 251(g), the charter and by-laws of SLM BankCo will contain provisions substantially identical to the charter and by-laws of Existing SLM immediately prior to the merger. SLM BankCo will change its name to SLM Corporation and its common stock will be listed and traded on the NASDAQ Global Select Market under the symbol “SLM.”

Will the number of shares of SLM Corporation common stock that I own change as a result of the corporate reorganization or the distribution?	No. The number of shares of SLM Corporation common stock that you own will not change as a result of the corporate reorganization or the distribution.

What is the record date for the distribution?	The record date for the distribution will be , 2014.

When will the distribution occur?	It is expected that all of the shares of NewCo common stock will be distributed on , 2014, to holders of record of Existing SLM common stock at the close of business on the record date.

What do stockholders need to do to participate in the distribution?	Stockholders as of the record date will not be required to take any action to receive shares of NewCo common stock in the distribution, but are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your shares of Existing SLM common stock or take any other action to receive your shares of NewCo common stock. Please do not send in your Existing SLM stock certificates. The distribution will not affect the number of outstanding shares of SLM Corporation common stock or any rights of Existing SLM stockholders, although it will affect the market value of each share of SLM Corporation common stock outstanding after the distribution.

How will shares of NewCo common stock be issued?	You will receive shares of NewCo common stock through the same channels that you currently use to hold or trade shares of Existing SLM common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of NewCo shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Existing SLM common stock as of the close of business on the record date, including shares owned in certificated form, SLM BankCo, with the assistance of Computershare Trust Company, N.A., the settlement and distribution agent, will electronically distribute shares of NewCo common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare Trust Company, N.A. will mail you a book-entry account statement that reflects your shares of NewCo common stock, or your bank or brokerage firm will credit your account with the shares. If you own your Existing SLM common stock through the SLM Corporation dividend reinvestment plan, the shares of NewCo common stock you receive will be distributed to a new NewCo dividend reinvestment plan account that will be created for you. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of NewCo common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

If I was enrolled in the SLM Corporation dividend reinvestment plan, will I automatically be enrolled in the NewCo dividend reinvestment plan?	Yes. If you elected to have your cash dividends applied toward the purchase of additional shares of SLM Corporation common stock, the shares of NewCo common stock you receive in the distribution will be automatically enrolled in the NewCo dividend reinvestment plan sponsored by Computershare Trust Company, N.A. (NewCo’s transfer agent and registrar), unless you notify Computershare Trust Company, N.A. that you do not want to reinvest any NewCo cash dividends in additional shares of NewCo common stock. For contact information for Computershare Trust Company, N.A., see “Description of NewCo’s Capital Stock—Transfer Agent and Registrar.”

How many shares of NewCo common stock will I receive in the distribution?	You will receive one share of NewCo common stock for each share of Existing SLM common stock held by you as of the record date. Based on the number of shares of Existing SLM common stock outstanding as of , 2014, were the distribution date to have occurred on that date a total of approximately million shares of NewCo common stock would have been distributed. For additional information on the distribution, see “The Separation and Distribution.”

Is the distribution subject to conditions?	Yes. The distribution of shares of NewCo common stock as described in this information statement is subject to the satisfaction or waiver of several conditions. No assurance can be given that any or all of these conditions will be met. In addition, Existing SLM can decline at any time to go forward with the distribution. For a discussion of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?	The completion and timing of the separation and distribution are dependent upon a number of conditions. It is expected that the shares of NewCo common stock will be distributed on , 2014 to the holders of record of Existing SLM common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the separation and distribution or that all conditions to the separation will be met.

Can Existing SLM decide to cancel the distribution of NewCo common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, Existing SLM has the right to terminate the distribution, even if all of the conditions are satisfied. See “The Separation and Distribution—Conditions to the Distribution.”

Will NewCo have any debt?

As part of the internal corporate reorganization that will occur in connection with the separation and distribution, Existing SLM will become a limited liability company wholly owned by NewCo. Existing SLM’s liabilities included, as of September 30, 2013, its outstanding unsecured public debt of approximately $18.7 billion in the form of senior unsecured notes and medium-term notes and derivative contracts on which it had a net liability of $792 million. Existing SLM is also the guarantor of its subsidiaries under a secured borrowing facility. For more detailed discussion of NewCo’s expected indebtedness, see “Description of Material Indebtedness.” NewCo expects that the value of future cash flows will significantly exceed its future debt service obligations.

Approximately 83 percent of NewCo’s FFELP Loan portfolio and 51 percent of NewCo’s Private Education Loan portfolio has been funded with non-recourse, long-term debt securities issued by securitization trusts. The asset-backed securities issued by these trusts are not obligations of NewCo. Nevertheless, NewCo currently consolidates the financing trusts that have issued these asset-backed securities. As of September 30, 2013, NewCo had approximately $92 billion of FFELP Loan securitization debt and $19 billion of Private Education Loan securitization debt.

What is “regular-way” and “ex-distribution” trading of SLM Corporation stock?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in SLM Corporation common stock: a “regular-way” market and an “ex-distribution” market. Shares of SLM Corporation common stock that trade in the “regular-way” market will trade with an entitlement to shares of NewCo common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of NewCo common stock distributed pursuant to the distribution.

If you decide to sell any shares of SLM Corporation common stock before the distribution date, including between the record date and the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of SLM Corporation common stock with or without your entitlement to shares of NewCo common stock pursuant to the distribution.

Where will I be able to trade shares of NewCo common stock?	NewCo expects to apply to list its common stock on the NASDAQ Global Select Market under the symbol “ .” NewCo anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in shares of NewCo common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell shares of NewCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. NewCo cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of SLM Corporation common stock?	There will be no change to the listing. SLM BankCo will replace Existing SLM as the publicly-traded parent company and change its name to SLM Corporation. Its common stock will trade on the NASDAQ Global Select Market under the symbol “SLM.”

What will happen to Existing SLM stock options, restricted stock units, and performance stock unit?

The treatment of outstanding Existing SLM equity awards in the separation has not been finally determined, and we will include information regarding their treatment in an amendment to this information statement.

For additional information on the treatment of Existing SLM equity-based compensation awards, see “The Separation and Distribution—Treatment of Equity-Based Compensation” and “Certain Relationships and Related Party Transactions—Employee Matters Agreement.”

What will happen to the shares of Existing SLM preferred stock in connection with the internal corporate reorganization and the distribution?	In the internal corporate reorganization, by virtue of the SLM Merger, the shares of each series of outstanding Existing SLM preferred stock will be converted, on a 1-to-1 basis, into substantially identical shares of the same series of SLM BankCo preferred stock. No vote of Existing SLM preferred stockholders is required under the DGCL or Existing SLM’s charter and by-laws to approve the SLM Merger, and the Existing SLM preferred stockholders will not have appraisal rights in connection with the SLM Merger. Holders of shares of Existing SLM preferred stock will not receive any shares of NewCo common stock in the distribution.

What are the material U.S. federal income tax consequences of the corporate reorganization and the separation and distribution?

It is a condition to the completion of the distribution that (i) Existing SLM receive a private letter ruling from the Internal Revenue Service (“IRS”) to the effect that, among other things, (A) the SLM Merger (together with the conversion of the shares of Existing SLM common and preferred stock into the shares of SLM BankCo common and preferred stock) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the Code), and will not be integrated with the rest of the separation and distribution and (B) the separation and distribution will qualify as a transaction that is a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and (ii) such ruling shall not have been revoked or modified in any material respect. It is also a condition to the separation and distribution that Existing SLM and SLM BankCo receive an opinion from their outside tax counsel, Baker Botts L.L.P., to the effect that certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule will be satisfied.

Accordingly, and based on the foregoing private letter ruling from the IRS, you will not recognize any gain or loss on the conversion of your Existing SLM common stock into SLM BankCo common stock.

If the private letter ruling is received from the IRS, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code, and accordingly, gain or loss generally will not be recognized by SLM BankCo in connection with the separation and distribution and no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of NewCo common stock in the distribution for U.S. federal income tax purposes. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Existing SLM, SLM BankCo, NewCo and you of the SLM Merger and the separation and distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the NewCo shares I receive in the distribution?	For U.S. federal income tax purposes, the aggregate tax basis in the shares of Existing SLM common stock held by you immediately before the SLM Merger and subsequent separation and distribution will be allocated between (i) the shares of SLM BankCo common stock that you receive as a result of the SLM Merger and (ii) the shares of NewCo common stock that you receive in the distribution, with such allocation being in proportion to the relative fair market values of such shares of SLM BankCo common stock and NewCo common stock on the distribution date.

You should consult your tax advisor about the particular consequences of the SLM Merger and the separation and distribution to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

Does NewCo plan to pay dividends?	NewCo expects to follow a capital return policy that is consistent with Existing SLM’s current policy, including dividends, subject to servicing outstanding unsecured indebtedness. However, the declaration and payment of any dividends in the future by NewCo will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Capital Return Policies.”

Who will be the distribution agent, transfer agent, registrar and information agent for the NewCo common stock?

The distribution agent, transfer agent and registrar for the NewCo common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare

250 Royall Street

Canton, MA 02021

[        ]

If your shares of Existing SLM common stock are held by a bank, broker or other nominee, you may call the information agent for the distribution, Georgeson, toll free at . Banks and brokers should call .

Where can I find more information about SLM Corporation and NewCo?	Before the distribution, if you have any questions relating to NewCo or SLM Corporation you should contact:

SLM Corporation Investor Relations 300 Continental Drive Newark, DE 19713 Tel: 302-283-8000 https://www.salliemae.com/about/investors/

After the distribution, NewCo stockholders who have any questions relating to NewCo should contact NewCo at:

New Corporation Investor Relations Tel: www. .com

The NewCo investor website will be operational as of , 2014.

TRANSACTION STRUCTURE

(simplified for illustrative purposes)

The diagram below shows the structure of Existing SLM before the internal corporate reorganization and the separation and distribution:

The diagram below shows the structure of SLM BankCo, as the publicly-traded successor to Existing SLM, immediately after completion of the internal corporate reorganization but before the separation and distribution:

The diagram below shows the structure of SLM BankCo and NewCo immediately after completion of the separation and distribution:

See the section entitled “The Separation and Distribution—Internal Corporate Reorganization of Existing SLM Prior to the Distribution” for more information. As used in the three diagrams above and the descriptions of the internal corporate reorganization in this information statement:

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“Existing SLM” refers to the Delaware corporation that is SLM Corporation as of the date of this information statement. As part of the internal corporate reorganization, Existing SLM will become a limited liability company and ultimately be contributed to, and become a wholly owned subsidiary of, NewCo.

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“SLM BankCo” refers to New BLC Corporation, a newly-formed Delaware corporation that (a) is currently a subsidiary of Existing SLM and (b) after the internal corporate reorganization, will replace Existing SLM as the publicly-traded parent company pursuant to the SLM Merger and change its name to “SLM Corporation.” SLM BankCo will own and operate the consumer banking business and will be the company that distributes all of the issued and outstanding shares of NewCo common stock in the distribution.

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“NewCo” refers to New Corporation, a Delaware corporation that (a) is currently a subsidiary of Existing SLM, (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo and (c) will be distributed to the Existing SLM stockholders pursuant to the distribution. NewCo was formed to own and operate Sallie Mae’s education loan management business.

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“Bank” refers to Sallie Mae Bank, a Utah industrial bank that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization, will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

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“Upromise” refers to Upromise, Inc., a Delaware corporation that operates the Upromise Rewards program that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

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“Insurance Business” refers to the Existing SLM insurance services business which offers tuition insurance, renters insurance and student health insurance to college students and higher education institutions. The Insurance Business (a) is currently operated through one or more subsidiaries of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and be operated through one or more subsidiaries of, SLM BankCo.

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“SMI” refers to Sallie Mae, Inc., a Delaware corporation that is currently a subsidiary of Existing SLM and is responsible for most of its servicing and collection businesses. In connection with the corporate reorganization, SMI will contribute some of the assets and liabilities of its private education loan servicing business to a new subsidiary, referred to herein as Private ServiceCo. After the internal corporate reorganization, SMI will remain a subsidiary of Existing SLM and be an indirect subsidiary of NewCo.

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“Private ServiceCo” refers to SMB Servicing Company, Inc., a Delaware corporation formed to hold the private education loan services assets to be transferred to it by SMI. Private ServiceCo is currently a subsidiary of SMI and as part of the internal corporate reorganization will be transferred to, and become a subsidiary of, SLM BankCo.

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“SLMIC” refers to Sallie Mae Investment Corporation, a Rhode Island corporation that owns the residual interests of the FFELP Loans and Private Education Loans that have been funded through securitization trusts. SLMIC is currently a subsidiary of Existing SLM and after the internal corporate reorganization will remain a subsidiary of Existing SLM and be an indirect subsidiary of NewCo.

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“Unsecured Debt” refers to Existing SLM’s unsecured public indebtedness of $18.7 billion outstanding as of September 30, 2013, consisting of the senior notes and medium term notes described in the section entitled “Description of Material Indebtedness.” After the internal corporate reorganization, the Unsecured Debt will remain the obligation of Existing SLM, which will be a subsidiary of NewCo.

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“Preferred Stockholders” refers to the holders of Existing SLM’s outstanding shares of Series A, 6.97 percent cumulative redeemable preferred stock and Series B, floating rate non-cumulative preferred stock. As part of the internal corporate reorganization and pursuant to the SLM Merger, all of the outstanding shares of Existing SLM preferred stock will be converted, on a 1-to-1 basis, into shares of SLM BankCo preferred stock without any action being required by these holders.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating NewCo and NewCo’s common stock. Any of the following risks could materially and adversely affect NewCo’s results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to NewCo’s business, risks related to the separation, and risks related to NewCo’s common stock.

Risks Related to NewCo’s Business

Economic conditions could have a material adverse effect on NewCo’s business, results of operations, financial condition and stock price.

NewCo’s business will be influenced by economic conditions. Economic growth in the United States remains slow and uneven. NewCo’s earnings are dependent on the expected future creditworthiness of its student loan customers, especially with respect to its Private Education Loan portfolio. High unemployment rates and the failure of our in-school borrowers to graduate are two of the most significant macroeconomic factors that could increase loan delinquencies, defaults and forbearance, or otherwise negatively affect performance of NewCo’s FFELP Loan and Private Education Loan portfolios. Since 2009, the unemployment rate has been higher than historical norms. In 2008, the unemployment rate was 5.8 percent, it reached a high of 9.6 percent in 2010 and declined to 8.1 percent in 2012. Forbearance programs may have the effect of delaying default emergence as customers are granted a temporary waiver from having to make payments on their loans.

Further deterioration in the economy could adversely affect the credit quality of our borrowers. Higher credit-related losses and weaker credit quality could negatively affect NewCo’s business, financial condition and results of operations and limit funding options, including NewCo’s access to the capital markets, which could also adversely impact its liquidity position.

Legislation passed by Congress in 2010 prohibits new loan originations under the FFELP program, and, as a result, interest income on the existing FFELP Loan portfolio and fee-based revenue from servicing FFELP Loans will decline over time. NewCo may not be able to develop revenue streams to replace the declining revenue from FFELP loans.

In 2010, Congress passed legislation ending the origination of student loans under the FFELP program. All federal student loans are now originated through the DSLP of the ED. The law did not alter or affect the terms and conditions of existing FFELP Loans. As a result of this legislation, interest income on NewCo’s FFELP Loan portfolio and fee-based revenue from servicing that portfolio and third-party FFELP Loans will decline over time as existing FFELP Loans are paid down, refinanced or repaid after default by guarantors. During the twelve months ended December 31, 2012, NewCo’s FFELP Loan portfolio declined by approximately $12.5 billion, or 9.1 percent, and NewCo’s FFELP Loan servicing revenue declined by $59 million, or 6.8 percent, compared to the prior year. If NewCo does not acquire new loan or otherwise grow or develop new revenue streams to replace or supplement its existing, and declining, FFELP Loan net interest and servicing revenue, NewCo’s consolidated revenue and operating income will continue to decrease which could materially and adversely impact NewCo’s earnings.

NewCo’s business is affected by the cost and availability of funding in the capital markets.

The capital markets have from time to time experienced periods of significant volatility. This volatility can dramatically and adversely affect financing costs when compared to historical norms. Additional factors that could make financing more expensive or unavailable to NewCo include, but are not limited to, financial losses, events that have an adverse impact on NewCo’s reputation, changes in the activities of NewCo’s business partners, events that have an adverse impact on the financial services industry generally, counterparty availability, changes affecting NewCo’s assets, corporate and regulatory actions, absolute and comparative interest rate changes, ratings agencies’ actions, general economic conditions and the legal, regulatory and tax environments governing funding transactions. If financing becomes more difficult, expensive or unavailable, NewCo’s business, financial condition and results of operations could be materially and adversely affected.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity, increase our borrowing costs, limit our access to the markets or trigger obligations under certain provisions in collateralized agreements.

Following the internal corporate reorganization and the separation and distribution, Existing SLM will be a wholly owned subsidiary of NewCo. Existing SLM has unsecured debt that totaled, as of September 30, 2013, approximately $18.7 billion. In connection with Existing SLM’s announcement in May 2013 of the proposed separation and distribution of NewCo, the rating agencies took certain negative ratings actions with regard to Existing SLM, including, in one instance, lowering Existing SLM’s senior unsecured long-term credit rating to below investment grade level with negative implications and with respect to certain other rating agencies, placing its senior unsecured long-term credit ratings on negative watch. Existing SLM’s senior unsecured long-term credit rating had already been rated below investment grade level by one ratings agency. There can be no assurance that Existing SLM’s credit ratings prior to the separation and distribution of NewCo will not be reduced further or reduced by other rating agencies at the conclusion of their credit review. There can be no assurance as to the ratings, if any, of the senior unsecured debt of Existing SLM following the separation and distribution, at which time Existing SLM will be a subsidiary of NewCo, or that one or more rating agencies will not lower Existing SLM’s senior unsecured credit below that accorded to it prior to the distribution. A reduction in the credit ratings of Existing SLM’s unsecured debt could adversely affect NewCo’s liquidity, increase its borrowing costs, limit its access to the markets or trigger obligations under certain provisions in collateralized agreements to which Existing SLM is a party.

The interest rate characteristics of NewCo’s earning assets do not always match the interest rate characteristics of its funding arrangements, which may increase the price of, or decrease NewCo’s ability to obtain, necessary liquidity.

Net interest income will be the primary source of cash flow generated by NewCo’s portfolios of FFELP Loans and Private Education Loans. Interest earned on FFELP Loans and Private Education Loans is primarily indexed to one-month LIBOR rates and either one-month LIBOR rates or the one-month Prime rate, respectively, but NewCo’s cost of funds will be primarily indexed to three-month LIBOR, creating the possibility of repricing risk related to these assets. In a declining interest rate environment, this difference in timing may compress the net interest margin on FFELP Loans and Private Education Loans.

The different interest rate characteristics of NewCo’s loan portfolios and liabilities funding these loan portfolios also result in basis risk and repricing risk. It is not possible to hedge all of NewCo’s exposure to such risks. While the asset and hedge indices are short-term with rate movements that are typically highly correlated, there can be no assurance that the historically high correlation will not be disrupted by capital market dislocations or other factors not within NewCo’s control. In these circumstances, NewCo’s earnings could be materially adversely affected.

Higher than expected prepayments of loans could reduce servicing revenues or reduce or delay payments NewCo receives as the holder of the residual interests of securitization trusts holding student loans.

FFELP Loans and Private Education Loans may be voluntarily prepaid without penalty by borrowers or, in the case of FFELP Loans, consolidated with the borrowers’ other education loans through refinancing into the federal DSLP. FFELP Loans may also be repaid after default by the guarantors of FFELP Loans. Prepayment rates and levels are subject to many factors beyond NewCo’s control, including repayment through loan consolidation programs. When education loans contained within a securitization trust are prepaid, the fees

NewCo earns as servicer decrease and the value of any residual interest NewCo owns in the securitization trust may decline. While some fluctuation in prepayment levels is to be expected, extraordinary or extended increases in prepayment levels could materially adversely affect our liquidity, income and the value of those residual interests.

During the fourth quarter of 2011, ED announced its Special Direct Consolidation Loan (“SDCL”) initiative. The initiative provided an incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the DSLP by providing a 0.25 percentage point interest rate reduction on the FFELP Loans eligible for consolidation. The program was available from January 17, 2012 through June 30, 2012. As a result of the SDCL initiative, borrowers consolidated approximately $5.2 billion of Existing SLM’s FFELP Loans to the DSLP. The consolidation of these loans resulted in the acceleration of non-cash loan premium and debt discount amortization, which reduced net interest margin by 4 basis points for the year ended December 31, 2012. Future initiatives by ED to encourage or force consolidation or other factors affecting borrowers’ repayment of their loans could similarly reduce NewCo’s cash flows from servicing and interest income as well as its net interest margin, which could materially adversely affect NewCo’s liquidity and income.

NewCo’s use of derivatives to manage interest rate sensitivity exposes it to credit and market risk that could have a material adverse effect on its earnings.

NewCo will maintain an overall interest rate strategy that uses derivatives to minimize the economic effect of interest rate changes. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely avoid the risks associated with these fluctuations. For example, NewCo’s student loan portfolio remains subject to prepayment risk that could result in its being under- or over-hedged, which could result in material losses. In addition, NewCo’s interest rate risk management activities could expose it to mark-to-market losses if interest rates move in a materially different way than was expected when NewCo entered into the related derivative contracts. As a result, there can be no assurance that hedging activities using derivatives will effectively manage NewCo’s interest rate sensitivity, have the desired beneficial impact on its results of operations or financial condition or not adversely impact its liquidity and earnings.

NewCo’s use of derivatives also exposes it to market risk and credit risk. Market risk is the chance of financial loss resulting from changes in interest rates, foreign exchange rates and market liquidity. NewCo’s Floor Income contracts and some of the basis swaps it uses to manage earnings variability caused by having different reset characteristics on interest-earning assets and interest-bearing liabilities do not qualify for hedge accounting treatment. Therefore, the change in fair value, called the “mark-to-market,” of these derivative instruments is included in NewCo’s statement of income. A decline in the fair value of these derivatives could have a material adverse effect on NewCo’s reported earnings.

Credit risk is the risk that a counterparty will not perform its obligations under a contract. Credit risk is limited to the loss of the fair value gain in a derivative that the counterparty owes NewCo and therefore exists for derivatives with a positive fair value. At September 30, 2013, Existing SLM had a net positive exposure (derivative gain positions less collateral posted by counterparties) related to derivatives of $935 million. If a counterparty fails to perform its obligations, NewCo could, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. In addition, NewCo might not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment.

NewCo’s securitization trusts, which it is required to consolidate on its balance sheet, have $11.3 billion of Euro and British Pound Sterling denominated bonds outstanding as of September 30, 2013. To convert these non-U.S. dollar denominated bonds into U.S. dollar liabilities, the trusts have entered into foreign-currency swaps with highly rated counterparties. In addition, the trusts have entered into $13.1 billion of interest rate swaps which are primarily used to convert Prime rate payments received on securitized loans to LIBOR paid on the bonds. At September 30, 2013, the net positive exposure on swaps in securitization trusts is $860 million. A failure by a swap counterparty to perform its obligations could, if the swap has a positive fair value to NewCo, materially and adversely affect NewCo’s earnings.

High or increasing interest rate environments may cause NewCo’s Floor Income to decline, which may adversely affect its earnings.

FFELP Loans disbursed before April 1, 2006, generally earn interest at the higher of either the borrower rate, which is fixed over a period of time, or a floating rate based on a Special Allowance Payment (“SAP”) formula set by ED. NewCo has generally financed its FFELP Loans with floating rate debt whose interest is matched closely to the floating nature of the applicable SAP formula. If a decline in interest rates causes the borrower rate to exceed the SAP formula rate, NewCo will continue to earn interest on the loan at the fixed borrower rate while the floating rate interest on NewCo debt will continue to decline. The additional spread earned between the fixed borrower rate and the SAP formula rate is referred to as “Floor Income.”

Depending on the type of FFELP Loan and when it was originated, the borrower rate is either fixed to term or is reset to a market rate each July 1. For loans where the borrower rate is fixed to term, NewCo may earn Floor Income for an extended period of time; for those loans where the borrower interest rate is reset annually on July 1, NewCo may earn Floor Income to the next reset date. In accordance with legislation enacted in 2006, holders of FFELP Loans are required to rebate Floor Income to ED for all FFELP Loans disbursed on or after April 1, 2006. After accounting for these required rebates, as of September 30, 2013, approximately $57.9 billion of NewCo’s FFELP Loan portfolio was eligible to earn Floor Income.

Floor Income can be volatile as rates on the underlying student loans move up and down. NewCo generally hedges this risk by selling Floor Income contracts to counterparties which lock in the value of the Floor Income over the term of the contract. As of September 30, 2013, approximately $31.7 billion of NewCo’s FFELP Loans eligible to earn Floor Income was economically hedged with Floor Income contracts. A rise in interest rates will reduce the amount of Floor Income received on the approximately $26.2 million of FFELP Loans not hedged with Floor Income contracts, which will compress NewCo’s interest margins and depress its earnings.

Failure to comply with applicable rules and regulations could result in the loss of insurance or guarantees on FFELP Loans and other penalties that could have a material, negative impact on NewCo’s business, financial condition or results of operations.

Loans serviced under the FFELP are subject to the HEA and related regulations. Our servicing operations are designed and monitored to comply with the HEA, related regulations and program guidance; however, ED could determine that we are not in compliance for a variety of reasons, including that we misinterpreted ED guidance or incorrectly applied the HEA and its related regulations or policies. Failure to comply could result in fines, the loss of the insurance and related federal guarantees on affected FFELP Loans, expenses required to cure servicing deficiencies, suspension or termination of our right to participate as a FFELP servicer, negative publicity and potential legal claims. The imposition of significant fines, the loss of the insurance and related federal guarantees on a material number of FFELP Loans, the incurrence of additional expenses and/or the loss of our ability to participate as a FFELP servicer could individually or in the aggregate have a material, negative impact on our business, financial condition or results of operations.

Defaults on student education loans held by NewCo, particularly Private Education Loans, could adversely affect NewCo’s earnings.

FFELP Loans are insured or guaranteed by state or not-for-profit agencies and are also protected by contractual rights to recovery from the United States pursuant to guaranty agreements among ED and these agencies. These guarantees generally cover at least 97 percent of a FFELP Loan’s principal and accrued interests for loans disbursed and, in limited circumstances, 100 percent of the loan’s principal and accrued interest. Nevertheless, NewCo is exposed to credit risk on the non-guaranteed portion of the FFELP Loans in its portfolio and to the possible loss of the insurance or guarantee due to a failure by NewCo to comply with HEA and related regulations.

NewCo bears the full credit exposure on Private Education Loans. For the quarter ended September 30, 2013 and year ended December 31, 2012, on a pro forma basis, the annualized charge-off rate for NewCo’s Private Education Loans (as a percentage of loans in repayment) was 2.9 and 3.9 percent, respectively. Delinquencies are an important indicator of the potential future credit performance for Private Education Loans. NewCo’s delinquencies on a pro forma basis, as a percentage of Private Education Loans in repayment, were 10.4 percent at December 31, 2012 and 9.8 percent at September 30, 2013.

The evaluation of NewCo’s allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. As of September 30, 2013, NewCo’s allowance for FFELP Loan and Private Education Loan losses, on a pro forma basis, was approximately $125 million and $2.1 billion, respectively. For the nine months ended September 30, 2013, NewCo recognized provisions for FFELP Loan and Private Education Loan losses, on a pro forma basis, of $39 million and $570 million, respectively. During the year ended December 31, 2012, NewCo recognized provisions for FFELP Loan and Private Education Loan losses, on a pro forma basis, of $68 million and $946 million, respectively. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is appropriate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors outside of NewCo’s control, such as downturns in the economy, regulatory or operational changes and other unforeseen future trends. Losses on Private Education Loans are also determined by risk characteristics such as school type, loan status (in-school, grace, forbearance, repayment and delinquency), loan seasoning (number of months in active repayment), underwriting criteria (e.g., credit scores), a cosigner and the current economic environment. General economic and employment conditions, including employment rates for recent college graduates, during the recent recession led to higher rates of student loan defaults. Although default rates have decreased recently as economic conditions have improved, they remain higher than pre-recession levels. If actual loan performance is worse than currently estimated, it could materially affect NewCo’s estimate of the allowance for loan losses and the related provision for loan losses in NewCo’s statements of income and as a result adversely affect NewCo’s results of operations.

Adverse market conditions or an inability to effectively manage our liquidity risk could negatively impact NewCo’s ability to meet its liquidity and funding needs, which could materially and adversely impact its business operations and overall financial condition.

NewCo must effectively manage the liquidity risk to which it is exposed. NewCo requires liquidity to meet cash requirements such as day-to-day operating expenses, required payments of principal and interest on borrowings, and distributions to stockholders. NewCo’s primary sources of liquidity and funding are from fees collected for servicing education loans, payments made on the loan portfolio, proceeds and distributions from securitization transactions and trusts that NewCo undertakes and, potentially, offerings of debt and equity securities. NewCo may maintain too much liquidity, which can be costly, or may be too illiquid, which could result in financial distress during times of financial stress or capital market disruptions.

A failure of the operating systems or infrastructure of NewCo could disrupt its business, cause significant losses, result in regulatory action or damage its reputation.

A failure of NewCo’s operating systems or infrastructure could disrupt its business. NewCo’s business is dependent on its ability to process and monitor large numbers of daily transactions in compliance with legal and regulatory standards and its own product specifications, which change to reflect its business needs and new or revised regulatory requirements. As NewCo’s processing demands and loan portfolios change, both in volume and in terms and conditions, NewCo’s ability to develop and maintain its operating systems and infrastructure will become increasingly challenging. There is no assurance that NewCo will adequately or efficiently develop, maintain or acquire access to such systems and infrastructure.

The servicing, financial, accounting, data processing and other operating systems and facilities that support NewCo’s business may fail to operate properly or become disabled as a result of events that are beyond NewCo’s control, adversely affecting its ability to timely process transactions. Any such failure could adversely affect NewCo’s ability to service its clients, result in financial loss or liability to its clients, disrupt its business, and result in regulatory action or cause reputational damage.

Despite the plans and facilities NewCo has in place, its ability to conduct business may be adversely affected by a disruption in the infrastructure that supports its business. This may include a disruption involving electrical, communications, Internet, transportation or other services used by NewCo or third parties with which it conducts business. Notwithstanding efforts to maintain business continuity, a disruptive event impacting NewCo’s processing locations could adversely affect its business, financial condition and results of operations.

NewCo depends on secure information technology, and a breach of its information technology systems could result in significant losses, disclosure of confidential customer information and reputational damage, which would adversely affect NewCo’s business.

NewCo’s operations rely on the secure processing, storage and transmission of personal, confidential and other information in its computer systems and networks. Although NewCo takes protective measures it deems reasonable and appropriate, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond NewCo’s control. These technologies, systems and networks, and those of third parties, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of NewCo’s or its customers’ confidential, proprietary and other information, or otherwise disrupt NewCo’s business operations or those of its customers or other third parties. Information security risks for institutions that handle large numbers of financial transactions on a daily basis such as NewCo have generally increased in recent years, in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties.

If one or more of such events occur, personal, confidential and other information processed and stored in, and transmitted through, NewCo’s computer systems and networks could be jeopardized or could cause interruptions or malfunctions in NewCo’s operations that could result in significant losses or reputational damage. NewCo routinely transmits and receives personal, confidential and proprietary information, some of it through third parties. NewCo has sought to put in place secure transmission capability and works to ensure that third parties follow similar procedures. Nevertheless, an interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, regulatory action and reputational harm. In the event personal, confidential or other information is jeopardized, intercepted, misused or mishandled, NewCo may need to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to fines, penalties, litigation and settlement costs and financial losses that are either not insured against or not fully covered through insurance. If one or more of such events occur, NewCo’s business, financial condition or results of operations could be significantly and adversely affected.

NewCo depends on third parties for a wide array of services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt NewCo’s business or provide its competitors with an opportunity to enhance their position at NewCo’s expense.

Third-party vendors are significantly involved in aspects of NewCo’s software and systems development, the timely transmission of information across its data communication network, and for other telecommunications, processing, remittance and technology-related services in connection with NewCo’s payment services businesses. If a service provider fails to provide the services required or expected, or fails to meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact NewCo’s business by adversely affecting its ability to process customers’ transactions in a timely and accurate manner, otherwise hampering NewCo’s ability to serve its customers, or subjecting NewCo to litigation and regulatory risk for matters as diverse as poor vendor oversight or improper release or protection of personal information. Such a failure could also adversely affect the perception of the reliability of NewCo’s networks and services and the quality of its brands, which could materially adversely affect NewCo’s business and results of operations.

Federal funding constraints and spending policy changes triggered by associated federal spending deadlines and ongoing lawmaker and regulatory efforts to change the student lending sector may result in disruption of federal payments for services NewCo provides to the government, which could materially and adversely affect NewCo’s business strategy or future business prospects.

NewCo receives payments from the federal government on its FFELP Loan portfolio and for other services it provides, including servicing loans under the DSLP and providing default aversion and contingency collections to ED. Payments for these services may be affected by various factors, including the following:

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Debt Limit: In October 2013, after a partial shutdown of the federal government, Congress temporarily approved funding for government operations until January 15, 2014 and raised the debt ceiling. However, the federal government is expected to again reach the statutory borrowing limit by mid-February 2014 and, once the limit is reached, the federal government will not be able to borrow to meet its payment obligations.

•	2014 Appropriations: Congress and the Administration must address the expiration at the beginning of 2014 of funding for federal government operations.

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Sequestration: In August 2011, Congress passed the Budget Control Act of 2011, which committed the federal government to reduce the federal deficit over 10 years by $1 trillion relative to the fiscal year 2012 Administration budget submission. Pursuant to this Act, as amended, substantial automatic spending cuts, known as “sequestration,” began to be implemented on March 1, 2013. ED has indicated that its implementation of the sequester could result in cuts to contracts with private-sector entities such as NewCo.

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President’s Budget: The President’s fiscal 2015 budget is expected to be released in the first quarter of 2014. Previous budgets have included a number of education lending-related initiatives, including proposed reductions in payments by ED to service providers assisting students with the rehabilitation of defaulted federal loans.

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Other Higher Education Legislation: As Congress considers the reauthorization of the Higher Education Act, it could consider legislation that would reduce the payments to guarantors or change the consolidation program to incentivize student loan borrowers to refinance their existing student loans, both private and federal. Such reforms could reduce NewCo’s cash flows from servicing and interest income as well as its net interest margin.

It is possible that the Administration and Congress could engage in a prolonged debate linking the federal deficit, debt ceiling and other budget issues resulting in a similar debate to the one that occurred around the Budget Control Act of 2011 and the raising of the debt ceiling in October 2013. If U.S. lawmakers now or in the future fail to reach agreement on these issues, the federal government could stop or delay payment on its obligations, including those on services NewCo provides. NewCo cannot predict how or what programs will be impacted by any actions that the Administration, Congress or the federal government may take. Further, legislation to address the federal deficit and spending could include proposals that would adversely affect FFELP and DSLP-related servicing businesses. A protracted reduction, suspension or cancellation of the demand for the services NewCo provides, or proposed changes to the terms or pricing of services provided under existing contracts with the federal government, including its contract with ED, could have a material adverse effect on

NewCo’s revenues, cash flows, profitability and business outlook, and, as a result, could materially adversely affect its business, financial condition and results of operations.

If NewCo does not effectively align its cost structure with its business operations, its results of operations and financial condition could be materially adversely affected.

NewCo will need to align its cost structure with its business operations to remain profitable. Existing SLM has previously undertaken cost cutting initiatives in response to legislative changes, including the ending of FFELP in 2010 and the wind down of NewCo’s FFELP Loan portfolio over the next approximately 20 years. NewCo intends to make opportunistic acquisitions of additional FFELP Loans, both to increase cash flow from its loan portfolio and to expand its FFELP Loan servicing business. It will further seek to undertake other initiatives to grow its business. NewCo’s ability to properly size its cost structure will be dependent upon a number of variables, including its ability to successfully execute on its business plan and future legislative changes that may increase its compliance costs or otherwise impact its business. If NewCo undertakes cost reductions based on its business plan, those reductions could be too dramatic and could cause disruptions in its business, reductions in the quality of the services it provides or cause it to fail to comply with applicable regulatory standards. Alternatively, NewCo may fail to implement, or be unable to achieve, necessary cost savings commensurate with its business and prospects. In either case, NewCo’s business, results of operations and financial condition could be adversely affected.

Incorrect estimates and assumptions by management in connection with the preparation of NewCo’s consolidated financial statements could adversely affect NewCo’s reported assets, liabilities, income and expenses.

The preparation of NewCo’s consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect NewCo’s reported amounts of assets, liabilities, income and expenses during the reporting periods. A description of critical accounting estimates and assumptions may be found in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and in “Note 2—Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this information statement. If NewCo makes incorrect assumptions or estimates, it may under- or overstate reported financial results, which could materially and adversely affect its business, financial condition and results of operations and the reliability of its financial statements.

Acquisitions or strategic investments that NewCo pursues may not be successful and could disrupt its business, harm its financial condition or reduce its earnings.

NewCo’s strategy includes making opportunistic acquisitions of, or material investments in, complementary businesses, products and portfolios of loans. NewCo may not be able to identify suitable opportunities and, if not, this strategy could fail. NewCo may not be able to obtain financing necessary to allow NewCo to make such acquisitions or investments on satisfactory terms or at all or obtain necessary regulatory approvals, or be able to complete the transactions on satisfactory terms. If the purchase price of any acquisition or investment is paid in cash, it may have an adverse effect on NewCo’s financial condition; if the purchase price is paid with NewCo stock, it could be dilutive to stockholders. NewCo may assume liabilities, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on NewCo’s financial condition.

NewCo may not be able to successfully integrate personnel, operations, businesses, products, or technologies of an acquisition. There may be additional risks if NewCo enters into a line of business in which it has limited experience or the business operates in a legal, regulatory or competitive environment with which it is not familiar. NewCo may not have or be able to maintain the expertise needed to manage the new business. The expected benefits of acquisitions and investments also may not be realized for various reasons, including the loss of key personnel, customers or vendors. If NewCo fails to integrate or realize the expected benefits of its acquisitions or investments, it may lose the return on these acquisitions or investments or incur additional transaction costs, and its business and financial condition may be harmed as a result.

NewCo’s student loan servicing business operates in a competitive environment and could lose market share and revenues if competitors compete more aggressively or effectively.

NewCo competes in the student loan servicing business with for-profit and non-profit servicing institutions, many with strong records of performance. NewCo competes based on capability and customer service metrics. To the extent competitors compete aggressively or more effectively than NewCo, NewCo could lose market share to them or NewCo’s service offerings may not prove to be profitable.

Existing SLM serviced approximately 5.7 million accounts under a DSLP servicing contract with ED as of September 30, 2013, and NewCo will continue as the service provider under this contract. NewCo competes for DSLP servicing volume from ED with three other servicing companies with whom it shares the contract. New account allocations for each contract year are awarded annually based on each company’s performance on five different metrics over the most recently ended contract year: defaulted borrower count, defaulted borrower dollar amount, a survey of borrowers, a survey of schools and a survey of ED personnel. Pursuant to the contract terms related to annual volume allocation of new loans, the maximum a servicer can be awarded for any new contract year is 40 percent of net new borrowers in that contract year. Existing SLM ranked last in the allocation of net accounts for the upcoming contract year. Its allocation of new customer loans serviced for ED under the DSLP servicing contract was 15 percent for the most recent contract year and is 18 percent for the upcoming contract year. If NewCo is unable to improve on Existing SLM’s performance metrics and increase its relative standing compared to the three other servicing companies it competes with for account allocations under the DSLP servicing contract, its ability to increase its servicing business with ED may be materially adversely affected. In November 2013, ED exercised its renewal right with respect to the DSLP servicing contract for an additional five-year term through June 16, 2019. No assurance can be given that the terms of the renewal will be as favorable to NewCo as the current contract terms.

Unexpected and sharp changes in the overall economic environment may negatively impact the performance of NewCo’s loan portfolios.

Unexpected changes in the overall economic environment, including unemployment, may result in the credit performance of NewCo’s loan portfolio being materially different from expectations. NewCo’s earnings are dependent on the expected future creditworthiness of its student loan customers, especially with respect to its Private Education Loan portfolio. NewCo maintains a reserve for credit losses based on future charge-offs expected over primarily the next two years, which takes into account many factors, including levels of past due loans and forbearances and expected economic conditions. However, management’s determination of the appropriate reserve level may under- or over-estimate future losses. If the credit quality of NewCo’s customer base materially decreases, if a market risk changes significantly, or if NewCo’s reserves for credit losses are not adequate, NewCo’s business, financial condition and results of operations could suffer.

NewCo is also subject to the creditworthiness of other third parties, including counterparties to derivative transactions. For example, NewCo has exposure to the financial conditions of various lending, investment and derivative counterparties. If a counterparty fails to perform its obligations, NewCo could, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. In addition, NewCo might not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment, and thus be exposed to a greater level of interest rate and/or foreign currency exchange rate risk which could lead to additional losses. NewCo’s counterparty exposure is more fully discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—

Liquidity and Capital Resources—Counterparty Exposure.” If counterparties are unable to perform their obligations, NewCo’s business, financial condition and results of operations could suffer.

Changes in law, regulation or regulatory policy involving student loans could have a material impact on NewCo’s profitability, results of operations, financial condition, cash flows or future business prospects.

NewCo’s businesses are subject to numerous state and federal laws and regulations and its failure to comply with these laws and regulations may result in significant costs, including litigation costs, and/or business sanctions. In addition, changes to such laws and regulations could adversely impact NewCo’s business and results of operations if it is not able to adequately mitigate the impact of such changes.

Existing SLM’s FFELP Loan business has been affected extensively by changes in law, most notably by the legislation Congress passed in 2010 to eliminate new FFELP Loans. Changes in the laws, regulations and policies governing federal loan servicing or the terms and conditions of existing FFELP Loans could have an even greater adverse effect on NewCo’s results of operations, financial condition, cash flows and business prospects as NewCo’s business will be more concentrated in FFELP Loans than Existing SLM’s business has been.

NewCo’s Private Education Loan business may also be impacted by changes in law, regulations or regulatory policy. For example, the CFPB’s July 2012 Report on the Private Education Loan marketplace provided a number of recommendations, including reconsideration by Congress of the federal Bankruptcy Code’s treatment of Private Education Loans and subjecting additional credit products to the disclosure and consumer protection framework applicable to Private Education Loans. In the future, Congress or the Administration may act on these recommendations or choose to take actions beyond or unrelated to the CFPB’s recommendations to further regulate the Private Education Loan market or dictate the terms and conditions applicable to Private Education Loans NewCo owns. The taking of any such actions may adversely impact the profitability and growth of our business and/or significantly alter the costs and manner in which we choose to conduct this business.

In addition, the Dodd-Frank Act contains comprehensive provisions that govern the practices and oversight of financial institutions (including large non-bank financial institutions) and other participants in the financial markets. It imposes significant regulations on almost every aspect of the U.S. financial services industry, including enhanced supervisory authority over NewCo’s business. Many of the Dodd-Frank Act’s provisions have become effective but remain subject to interpretation and formal implementation by regulatory authorities through final rulemaking. As a result of the Dodd-Frank Act, the CFPB and other financial regulators have introduced and continue to introduce new regulations and guidance, even as they impose enforcement actions against financial institutions and financial service providers which often contain additional cautions and guidance which must be taken into consideration. Due to the uncertainty engendered by these new regulations, guidance and actions, coupled with the likelihood of additional changes or additions to the statutes, regulations and practices applicable to its business, NewCo is not able to estimate the ultimate impact of changes in law on its financial results, business operations or strategies. NewCo believes that the cost of responding to and complying with these evolving laws and regulations, as well as any guidance from enforcement actions, will continue to increase, as will the risk of penalties and fines from any enforcement actions that may be imposed on its businesses. NewCo’s profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result.

NewCo’s business may be adversely impacted by increased expenditures due to changes in law or agency interpretations, increased regulatory oversight or supervision and possible remediation efforts and penalties.

The CFPB has broad authority with respect to NewCo’s loan servicing business. It has authority to write regulations under federal consumer financial protection laws and to directly or indirectly enforce those laws and examine NewCo for compliance. The CFPB also has examination and enforcement authority with respect to various federal consumer financial laws for some providers of consumer financial products and services, including NewCo, and in December 2013, the CFPB issued a final rule defining “larger participants” in the student loan servicing market that will be subject to supervision and examination by the CFPB, a category that will include NewCo’s student loan servicing subsidiaries. The CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The CFPB has authority to prevent unfair, deceptive or abusive acts or practices and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services. The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB. The ultimate impact of this heightened scrutiny is uncertain, but it has resulted in, and could continue to result in, changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties.

The Dodd-Frank Act authorizes state officials to enforce regulations issued by the CFPB and to enforce the Dodd-Frank Act’s general prohibition against unfair, deceptive or abusive practices. To the extent states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, our compliance costs could increase and reduce our ability to offer the same products and services to consumers nationwide and we may be subject to a higher risk of state enforcement actions.

In furtherance of its regulatory and supervisory powers, the CFPB has the authority to impose monetary penalties for violations of applicable federal consumer financial laws, require remediation of practices and pursue administrative proceedings or litigation for violations of applicable federal consumer financial laws (including the CFPB’s own rules). The CFPB has the authority to issue cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

NewCo’s collection business is subject to significant regulation and oversight by state and federal agencies, and a failure to comply with applicable laws and regulations may result in significant costs, sanctions and litigation.

NewCo’s debt collection business is subject to regulation and oversight by various state and federal agencies, particularly in the area of consumer protection. In October 2012, the CFPB issued its final debt collection larger participants rule and examination procedures that will allow the CFPB to federally supervise larger consumer debt collectors for the first time, including NewCo’s collection subsidiaries. Some state attorneys general continue to be active in this area of consumer protection regulation. NewCo is subject, and may be subject in the future, to inquiries and audits from state and federal regulators as well as frequent litigation from private plaintiffs.

The failure by NewCo’s collection business to comply with the state and federal laws and regulations to which it is subject may result in significant costs, including litigation costs and business sanctions. Changes to such laws and regulations could adversely impact NewCo’s collection business and results of operations if it is not able to adequately mitigate the impact of such changes.

NewCo’s ability to continue to operate its businesses related to contracting with state and federal governments is partly reliant on its ability to remain compliant with the laws and regulations applicable to those contracts.

NewCo is subject to a variety of laws and regulations related to its government contracting businesses, including its contracts with ED. In addition, these government contracts are subject to termination rights, audits and investigations. If NewCo were found in noncompliance with the contract provisions or applicable laws or regulations, or the government exercised its termination or other rights for that or other reasons, NewCo’s reputation could be negatively affected, and its ability to compete for new contracts with ED and other third parties could be diminished. If this were to occur, the future prospects, revenues and results of operations of this portion of NewCo’s business could be negatively affected.

The Financial Stability Oversight Council (“FSOC”) could designate NewCo as an important non-bank financial company to be supervised by the Federal Reserve Bank (“FRB”). Designation as a systemically important financial institution (“SIFI”) would impose significant additional statutorily–defined monitoring and compliance regimes on our business and could significantly increase the levels of risk-based capital and highly liquid assets we are required to hold. Required implementation of some or all of the measures currently proposed by the FRB to be applicable to SIFIs would have a material impact on our business, results of operations and financial condition.

As directed by the Dodd-Frank Act, on April 3, 2012, FSOC approved the final rule and interpretive guidance regarding the designation of non-bank financial companies as SIFIs (the “SIFI Rules”). If designated as a SIFI, a non-bank financial company will be supervised by the FRB and be subject to enhanced prudential supervision and regulatory standards. While the separation of NewCo from Sallie Mae Bank will reduce the complexity of both organizations and may reduce the risk of NewCo’s designation as a SIFI under the SIFI Rules, no assurance can be given that such a designation will not occur.

In December 2011, the FRB proposed enhanced prudential supervisory and regulatory standards that would require SIFIs, among other things, to meet minimum risk-based capital ratios, comply with formal liquidity standards based on projected 30-day liquidity stress events, be subject to liquidity risk management and governance requirements, implement liquidity monitoring and compliance regimes, be subject to periodic company and FRB-run supervisory stress tests and periodically report to the FDIC and FRB on plans for rapid and orderly resolution of company affairs in the event of a material financial distress or failure. Unless an exception were made to recognize the unique, federally insured nature of FFELP Loans, if we were designated as a SIFI our capital requirements would significantly increase. While we maintain our own contingency funding plans and conduct our own internal periodic stress tests, neither Existing SLM nor NewCo has ever been subject to an FRB-supervised stress test nor has NewCo developed a plan for orderly resolution of the scope and magnitude currently demanded of financial companies subject to those requirements. Complying with these measures and implementing any or all of these monitoring and compliance requirements could significantly increase our cost of doing business and the levels of capital and liquidity we are required to hold and, consequently, have a material and adverse impact on our business, results of operations and financial condition.

NewCo’s framework for managing risks may not be effective in mitigating the risk of loss.

NewCo’s risk management framework seeks to mitigate risk and appropriately balance risk and returns. NewCo has established processes and procedures intended to identify, measure, monitor, control and report the types of risk to which it is subject. NewCo seeks to monitor and control risk exposure through a framework of policies, procedures, limits and reporting requirements. Management of risks in some cases depends upon the use of analytical and forecasting models. If the models that NewCo uses to mitigate these risks are inadequate or ineffective, it may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that NewCo has not appropriately anticipated, identified or mitigated. If NewCo’s risk management framework does not effectively identify or mitigate risks, NewCo could suffer unexpected losses, and its financial condition and results of operations could be materially adversely affected.

NewCo is subject to evolving and complex tax laws, which may result in additional liabilities that may affect its results of operations.

NewCo is subject to evolving and complex federal and state tax laws. Significant judgment is required for determining NewCo’s tax liabilities, and Existing SLM’s tax returns have been, and NewCo’s tax returns will continue to be, periodically examined by various tax authorities. NewCo will have, among other tax liabilities, risks for future tax contingencies arising from operations post-separation. Due to the complexity of tax contingencies, the ultimate resolution of any tax matters related to operations post-separation may result in payments greater or less than amounts accrued.

In addition, NewCo may be impacted by changes in tax laws, including tax rate changes, changes to the laws related to the treatment and remittance of foreign earnings, new tax laws and subsequent interpretations of tax laws by federal and state tax authorities.

Risks Related to the Separation

NewCo’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company and may not be a reliable indicator of its future results.

Due to the relative significance of NewCo to Existing SLM, among other factors, NewCo will be treated as the “accounting successor” to Existing SLM for financial reporting purposes, notwithstanding the legal form of the separation described in this information statement. Hence, NewCo’s historical consolidated financial statements included in this information statement are the consolidated financial statements of Existing SLM. Accordingly, the historical and pro forma financial information for NewCo included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that NewCo would have achieved as a separate, publicly-traded company during the periods presented or those that NewCo will achieve in the future primarily as a result of the factors described below:

•

Prior to the separation, NewCo’s business has been operated by Existing SLM as part of its broader corporate organization in combination with those businesses that will be held by SLM BankCo after the separation and distribution. Some of the SLM BankCo businesses performed services for or engaged in intercompany transactions with the businesses that will be held by NewCo after the separation and distribution. NewCo’s historical and pro forma financial results reflect allocations of corporate expenses from Existing SLM for such functions and are likely to be less than the expenses NewCo would have incurred had it operated as a separate company from Existing SLM. After the separation and distribution, NewCo may not be able to operate its business efficiently or at comparable costs, and its profitability may decline.

•

Prior to the separation, NewCo’s historical financial statements include the assets, liabilities, results of operations and cash flows attributable to Existing SLM’s consumer banking business, including Sallie Mae Bank, which will be held by SLM BankCo after the separation and distribution.

•

NewCo’s historical financial information does not reflect its obligations under the various transitional and other agreements it will enter into with SLM BankCo in connection with the separation and distribution.

Other significant changes may occur in NewCo’s cost structure, management, financing and business operations as a result of operating as a company separate from the combined businesses of Existing SLM. For additional information about the historical financial performance of NewCo’s business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma condensed consolidated financial statements of NewCo’s business, see “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes of Existing SLM included elsewhere in this information statement.

The migration of systems from NewCo’s information technology platform to support SLM BankCo may be disruptive to NewCo’s business and NewCo’s ability to service its customers.

Sallie Mae, Inc. (SMI), a wholly owned subsidiary of Existing SLM, currently services substantially all the education loans held by Existing SLM, including those held by Sallie Mae Bank. In connection with the corporate reorganization and separation, SMI will become a subsidiary of NewCo and will service and collect the education loans owned by NewCo as well as provide servicing and collection activities on loans of third parties, including ED. A portion of the private education loan servicing assets of SMI will be transferred to a new servicing company we refer to as Private ServiceCo, which will be a subsidiary of SLM BankCo that will service the Private Education Loans held by Sallie Mae Bank. During an estimated up to 18-month transition period after the separation and distribution, SMI, as a subsidiary of NewCo, will continue to host and provide Private ServiceCo, as a subsidiary of SLM BankCo, with access to NewCo’s information technology systems and services to enable Private ServiceCo to service the Private Education Loans held at Sallie Mae Bank. During this transition period, SLM BankCo will work to create its own, or engage third parties to provide, the information systems and services to replace those provided by NewCo. Disruptions to NewCo’s information technology systems caused by the transition, including the inability of customers with more than one type of student loan to speak to a single customer service representative, could occur. Any perceived disruption of NewCo’s or SLM BankCo’s ability to service their customers may damage NewCo’s reputation and have a material adverse impact on its business, financial condition or results of operations. Further, although the transition period is expected to be less than 18 months, unforeseen circumstances or significant third-party delays could significantly extend this period. Any extension of the transition period will increase the costs incurred by NewCo to provide transition assistance to SLM BankCo and may increase the chance of a disruption to NewCo’s information technology systems and its businesses.

NewCo will owe obligations, including service and indemnification obligations, to SLM BankCo under various transaction agreements that have or will be executed as part of the separation, which could be materially disruptive to NewCo’s business or subject it to substantial liabilities.

In connection with the separation and distribution, NewCo, Existing SLM and SLM BankCo will enter into a separation and distribution agreement and NewCo and SLM BankCo will enter into various other agreements, including, among others, a transition services agreement, a tax sharing agreement, an employee matters agreement, a loan servicing and administration agreement and a master lease agreement. These agreements are discussed in greater detail under the caption “Certain Relationships and Related Party Transactions.” Under the transition services agreement, a subsidiary of NewCo will host and provide SLM BankCo with access to NewCo’s information technology systems and services, and NewCo will assist SLM BankCo as it seeks to migrate its customer data and service functions to a separate platform. The performance by NewCo of its obligations to SLM BankCo under these agreements may require the diversion of a significant amount of NewCo management’s time from NewCo’s operations and could be disruptive to its business operations.

The separation and distribution agreement with Existing SLM and SLM BankCo will provide for, among other things, indemnification obligations designed to make NewCo financially responsible for substantially all liabilities that may exist whether incurred prior to or after the separation, relating to the business activities, of Existing SLM prior to the separation and distribution, other than those arising out of the consumer banking business and expressly assumed by SLM BankCo pursuant to the separation and distribution agreement. If NewCo is required to indemnify SLM BankCo under the circumstances set forth in the separation and distribution agreement, NewCo may be subject to substantial liabilities.

There could be significant liability to NewCo if the distribution is determined to be a taxable transaction.

The separation and distribution condition on the receipt by Existing SLM of a private letter ruling from the IRS to the effect that, among other things, (i) the SLM Merger (together with the conversion of the shares of Existing SLM common and preferred stock into shares of SLM BankCo common and preferred stock pursuant to the SLM Merger) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and will not be integrated with the rest of the separation and distribution, and (ii) the separation and distribution will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It also is a condition to the distribution that this private letter ruling shall not be revoked or modified in any material respect. In addition, the distribution is conditioned on SLM BankCo’s receipt of an opinion from outside tax counsel to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. The ruling and the opinion rely on facts, assumptions, representations and undertakings from Existing SLM, SLM BankCo and NewCo regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not satisfied, SLM BankCo and its stockholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding receipt of the private letter ruling from the IRS and opinion of tax counsel, the IRS could determine on audit that the SLM Merger and/or separation and distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of significant changes in the share ownership of SLM BankCo or NewCo after the separation. If the SLM Merger and/or separation and distribution is determined to be taxable for U.S. federal income tax purposes, SLM BankCo and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and NewCo could incur significant liabilities related thereto. For a description of the sharing of such liabilities between SLM BankCo and NewCo, see “Certain Relationships and Related Party Transactions—Tax Sharing Agreement.”

NewCo’s ability to engage in stockholder distributions and other strategic corporate transactions in the near term could be limited.

To preserve the tax-free treatment to SLM BankCo of the separation and the distribution, NewCo and SLM BankCo will enter into a tax sharing agreement that will restrict NewCo from engaging in certain transactions that could prevent the distribution and related transactions from being tax-free to SLM BankCo and its stockholders for U.S. federal income tax purposes. In general terms, under the tax sharing agreement, for up to a two-year period following the distribution (the “Restricted Period”), NewCo will be prohibited from:

•

issuing shares of NewCo stock equal to or exceeding 25 percent of the shares of NewCo stock issued and outstanding immediately following the distribution date, including to raise capital or as acquisition currency in furtherance of strategic transactions, such as for the purchase of additional portfolios of student loans;

•	selling all or substantially all of its assets or engaging in mergers or other strategic transactions that may result in a change of control of NewCo (as determined under U.S. federal income tax law);

•	repurchasing outstanding shares of its common stock, other than in open market repurchases constituting less than 25 percent of such stock outstanding immediately following the distribution date; and

•	ceasing to actively conduct its business or liquidating.

The foregoing prohibitions are in some cases more restrictive than that required under the Code due to the potential significant liability to SLM BankCo and its stockholders were the separation and the distribution determined to be a taxable transaction. Under the tax sharing agreement, NewCo will have the ability to engage in certain otherwise prohibited transactions, such as additional stock issuances or stock repurchases during the Restricted Period, provided it first delivers to SLM BankCo a tax opinion or IRS ruling that doing so will not adversely affect the tax-free treatment of the separation and the distribution.

The foregoing prohibitions could limit NewCo’s ability to pursue strategic transactions or other transactions during the Restricted Period that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax sharing agreement, NewCo is required to indemnify SLM BankCo against any tax liabilities incurred as a result of the violation of any of the foregoing restrictions, as well as any transaction (or series of transactions) that results in the distribution being considered part of a plan that includes a later change in control of NewCo during the Restricted Period (as determined under U.S. federal income tax law).

NewCo may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect its business.

NewCo may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate the merits, performance, and future prospects of NewCo separately from SLM BankCo; (ii) cash flows significantly in excess of debt service obligations; (iii) more efficient allocation of capital for both NewCo and SLM BankCo; (iv) reducing the likelihood that NewCo is designated a SIFI; and (v) a separate equity structure that allows direct access by NewCo to the capital markets and the use of NewCo equity for acquisitions and equity compensation.

NewCo may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating NewCo’s business; (b) following the separation, NewCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Sallie Mae; (c) following the separation, NewCo’s business will be less diversified than Existing SLM’s business prior to the separation; (d) absent the acquisition of new loan portfolios or new sources of fee income, NewCo’s revenue and operating margin will decline as its FFELP Loan portfolio amortizes over the next 20 years; and (e) other actions required to separate SLM BankCo’s and NewCo’s respective businesses could disrupt NewCo’s operations. If NewCo fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial condition and results of operations of NewCo could be adversely affected and the value of its stock could be impacted.

The FDIC, UDFI or CFPB may seek to assert control over the manner, timing or terms of the separation, which could result in the separation and distribution not being effected on the terms or timeline currently contemplated or at all.

Sallie Mae Bank is subject to state and FDIC regulation, oversight and regular examination, including by the CFPB. The FDIC and state regulators have the authority to impose fines, penalties or other limitations on Sallie Mae Bank’s operations should they conclude that its operations are not compliant with applicable laws and regulations. Sallie Mae Bank is currently subject to a 2008 cease and desist order issued jointly by the FDIC and the UDFI for weaknesses in its compliance function. Many of these weaknesses have previously been attributed to Sallie Mae Bank’s oversight of significant activities performed outside Sallie Mae Bank by Sallie Mae affiliates, including by companies that will become subsidiaries of NewCo. The separation is expected to ameliorate this condition due to the separation of NewCo and SLM BankCo (which will include Sallie Mae Bank) into two, independent publicly-traded companies.

In July 2013, the FDIC notified Sallie Mae Bank that it plans to replace the existing cease and desist order with a new formal enforcement action that will more specifically address certain cited violations of Section 5 of the Federal Trade Commission Act (the “FTCA”), including with respect to the Servicemember Civil Relief Act (the “SCRA”), and the Equal Credit Opportunity Act (“ECOA”), and its implementing regulation, Regulation B. In November 2013, the FDIC notified Sallie Mae Bank that the new formal enforcement action will include civil money penalties and restitution. Sallie Mae Bank has been notified by the UDFI that it does not intend to join the FDIC in issuing the new enforcement action.

In addition, in November 2013, the FDIC notified SMI that it intends to take formal enforcement action against it as an “institution-affiliated party” of Sallie Mae Bank to address certain cited violations of Section 5 of the Federal Trade Commission Act that are substantially similar and related to those that will be addressed in Sallie Mae Bank’s new enforcement action, including with respect to the SCRA and the ECOA and its implementing Regulation B. The enforcement action will include civil money penalties and could include restitution obligations.

With respect to the alleged civil violations of Section 5 of the FTCA relating to the SCRA, Existing SLM is also in discussions with the DOJ, as the agency having primary authority for enforcement of SCRA matters, regarding settlement, remediation and a comprehensive restitution plan. In September 2013 SMI also received a cease and desist order from the CFPB as part of its separate investigation regarding SMI’s payment allocation practices and procedures. It is not possible at this time to estimate a range of potential exposure, if any, to amounts that may be payable or costs that must be incurred by Existing SLM to comply with the terms of any order, settlement, remediation or restitution plan.

Though we are unaware of any applicable requirement that the FDIC, UDFI, or CFPB approve of the separation and distribution, there can be no assurances that these or other federal or state consumer or financial regulators will not seek to affect the timing, manner or terms of the separation and distribution, or prohibit the separation and distribution altogether.

Challenges in the commercial and credit environment may adversely affect NewCo’s business and results of operations.

NewCo’s ability to issue debt, securitize FFELP Loans and Private Education Loans, or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the ability of student borrowers to repay their loans or if there are significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs. If any of these events were to occur, it could materially adversely affect NewCo’s business, financial condition and results of operations.

No vote of stockholders is required in connection with the separation and distribution. As a result, if the distribution occurs and you do not want to receive shares of NewCo common stock in the distribution, your sole recourse will be to divest yourself of your shares of Existing SLM common stock prior to the record date.

No vote of stockholders is required in connection with the separation and distribution. Accordingly, if the distribution occurs and you do not want to receive shares of NewCo common stock in the distribution, your only recourse will be to divest yourself of your shares of Existing SLM common stock prior to the record date for the distribution.

Risks Related to NewCo’s Common Stock

NewCo cannot be certain that an active trading market for its common stock will develop or be sustained after the separation and distribution, and following the separation and distribution, NewCo’s stock price may fluctuate significantly.

A public market for NewCo’s common stock does not currently exist. NewCo anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis and will continue through the distribution date. However, NewCo cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation and distribution. Nor can NewCo predict the prices at which shares of its common stock may trade after the separation and distribution. Similarly, NewCo cannot predict the effect of the separation on the trading prices of its common stock or whether the combined market value of the shares of NewCo common stock and the shares of SLM BankCo common stock will be less than, equal to or greater than the market value of Existing SLM common stock immediately prior to the separation and distribution.

The market price of shares of NewCo common stock may fluctuate significantly due to a number of factors, some of which may be beyond NewCo’s control, including:

•	actual or anticipated fluctuations in NewCo’s operating results;

•	changes in earnings estimated by securities analysts or NewCo’s ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which NewCo operates; and

•	domestic and worldwide economic conditions.

In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against NewCo could cause it to incur substantial costs and could divert the time and attention of its management and other resources, which could materially adversely affect NewCo’s business, financing condition and results of operations.

A number of shares of NewCo common stock are or will be eligible for future sale, which may cause NewCo’s stock price to decline.

Any sales of substantial amounts of NewCo’s common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of shares of NewCo common stock to decline. Upon completion of the distribution and based upon the number of issued and outstanding shares of Existing SLM common stock on                 , 2014 and assuming no exercise of outstanding stock options. NewCo estimates that it will initially have an aggregate of approximately      million shares of its common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except as to shares owned by NewCo’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

NewCo is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution or as the stockholder base of NewCo and SLM BankCo begins to diverge, or the impact any such trading might have on the market price of shares of NewCo common stock.

NewCo cannot guarantee the timing, amount or payment of dividends on its common stock.

Although NewCo expects to pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of NewCo’s board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as NewCo’s financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. For more information, see “Capital Return Policies.” NewCo’s ability to pay dividends will also depend on its ongoing ability to generate cash from its operations and loan portfolio. NewCo cannot guarantee that, after the distribution, it will follow the dividend practices of Existing SLM prior to the distribution.

Your percentage ownership in NewCo may be diluted in the future.

In the future, your percentage ownership in NewCo may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that NewCo may grant to NewCo’s directors, officers and employees. NewCo’s and SLM BankCo’s employees will have options to purchase shares of NewCo common stock after the distribution as a result of conversion of a portion of their Existing SLM stock options to NewCo stock options. NewCo also anticipates that its compensation committee will grant additional stock options or other equity based awards to its employees after the distribution. Such awards will have a dilutive effect on NewCo’s earnings per share, which could adversely affect the market price of shares of NewCo common stock. From time to time, NewCo will issue additional stock options or other equity-based awards to its employees under NewCo’s employee benefits plans.

In addition, NewCo’s amended and restated certificate of incorporation will authorize NewCo to issue, without the approval of NewCo’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over NewCo’s common stock with respect to dividends and distributions, as NewCo’s board of directors generally may determine. If NewCo’s board were to approve the issuance of preferred stock in the future, the terms of one or more classes or series of such preferred stock could dilute the voting power or reduce the value of NewCo’s common stock. For example, NewCo could grant the holders of preferred stock the right to elect some number of NewCo’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences NewCo could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of NewCo’s Capital Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of NewCo management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

THE SEPARATION AND DISTRIBUTION

Background

On May 29, 2013, Existing SLM first announced that it intended to separate into two, distinct, publicly-traded entities—an education loan management business and a consumer banking business. The education loan management business would be comprised of Existing SLM’s portfolios of student loans not held by Sallie Mae Bank, as well as most student loan servicing and collection activities on these loans and loans held by third parties. The consumer banking business, comprised primarily of Sallie Mae Bank and its private education loan origination business, the Private Education Loans it holds and a related servicing business, would be a consumer banking franchise with expertise in helping families save, plan and pay for college. Existing SLM announced that it intended to effect the separation through the distribution of the common stock of a new entity, which we refer to as NewCo, formed to hold the assets and liabilities associated with Existing SLM’s education loan management business.

On                 , 2014, the Existing SLM board of directors approved the distribution of all of the issued and outstanding shares of NewCo common stock on the basis of one share of NewCo common stock for each share of Existing SLM common stock held as of the close of business on                 , 2014, the record date for the distribution.

As part of the separation and prior to the distribution, Existing SLM will undergo an internal corporate reorganization that will result in:

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All of the outstanding shares of Existing SLM common and preferred stock of Existing SLM being converted pursuant to the SLM Merger, on a 1-to-1 basis, into the same class and series of stock of SLM BankCo common and preferred stock;

•

Existing SLM contributing $566 million in cash to SLM BankCo primarily to offset the liability represented by the transfer pursuant to the SLM Merger of the preferred stock obligation from Existing SLM to SLM BankCo;

•	SLM BankCo changing its name to “SLM Corporation”;

•	SLM BankCo replacing Existing SLM as the publicly-traded parent company, and directly and indirectly owning all of the capital stock of Existing SLM and its subsidiaries, including NewCo;

•	Existing SLM merging with and into a limited liability company and a subsidiary of SLM BankCo pursuant to the SLM Merger, and in turn being contributed to, and becoming a subsidiary, of NewCo;

•

SMI contributing certain assets and liabilities relating to the Private Education Loan servicing business to Private ServiceCo and the capital stock of Private ServiceCo being distributed to SLM BankCo; and

•	Existing SLM, as a wholly owned subsidiary of NewCo, owning through its subsidiaries substantially all of the assets, liabilities and operations of Existing SLM’s education loan management business.

The internal corporate reorganization is necessary to implement the separation of the education loan management business from the consumer banking business in a manner intended to be largely tax-free to SLM BankCo. To complete the separation, SLM BankCo will distribute to holders of shares of Existing SLM common stock all of the issued and outstanding shares of NewCo common stock. On                 , 2014, the distribution date, each Existing SLM stockholder of record as of the close of business on the record date will receive one share of NewCo common stock for each share of Existing SLM common stock held at the close of business on the record date. You will not be required to make any payment, surrender or exchange your shares of Existing SLM common stock, or take any other action to receive your shares of SLM BankCo common stock in the internal corporate reorganization or shares of NewCo common stock in the distribution. After the completion of the distribution:

•

SLM BankCo, as the publicly-traded successor to Existing SLM, will own the assets, liabilities and operations of Sallie Mae Bank, including the student loans it holds, a new private education loan servicing business that will service the Private Education Loans currently held and subsequently originated by Sallie Mae Bank, Upromise and the Insurance Business; and

•

NewCo will be an independent, publicly-traded company and will own, through its wholly owned subsidiary Existing SLM, Existing SLM’s portfolio of student loans not held by Sallie Mae Bank, together with substantially all of Existing SLM’s student loan servicing and collections businesses.

NO VOTE OF EXISTING SLM’S STOCKHOLDERS IS REQUIRED OR IS BEING SOUGHT IN

CONNECTION WITH THE INTERNAL CORPORATE REORGANIZATION OR THE SEPARATION

AND DISTRIBUTION.

The distribution of NewCo’s common stock as described in this information statement is subject to the satisfaction or waiver of several conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below.

Reasons for the Separation

The Existing SLM board of directors has determined that separating Existing SLM into two companies— an education loan management business and a consumer banking business—would be in the best interests of Existing SLM and its stockholders. A wide variety of factors were considered by the Existing SLM board of directors in evaluating the separation. Among other things, the Existing SLM board of directors considered the following potential benefits of the separation:

•

Enhanced strategic and management focus. The separation will allow each business to more effectively pursue its own distinct operating priorities and strategies, which have diverged over time. It will also enable management of each company to focus on unique opportunities for long-term growth and profitability. For example, NewCo will seek to acquire additional student loan portfolios and grow its servicing and collections businesses, while SLM BankCo will initially be focused on Private Education Loan origination, servicing those loans and other activities related to or associated with Sallie Mae Bank, including the Upromise Rewards program and the Insurance Business.

•

Distinct identities and strategies. The consumer banking business and the education loan management business have evolved independently over time. The FFELP Loan portfolio and related servicing businesses generate highly predictable income, but are in wind down as the universe of FFELP Loans amortizes over a period of approximately 20 years. By contrast, the Private Education Loan business is expected to grow over time as Sallie Mae Bank continues to originate and service more Private

Education Loans. The additional expense of originating these loans, their higher rates of return and growth, their higher risk profile, the capital support risks associated with ownership of a federally insured financial institution and increasing demands of regulatory compliance require a different business model than that of the education loan management business. As a result, the investor bases for these two businesses are different. The separation will also allow investors to separately value NewCo and SLM BankCo based on their unique operating identities and strategies, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

•	Distinct regulatory profiles. NewCo and SLM BankCo will have distinct regulatory profiles post-separation:

•

SLM BankCo’s subsidiary Sallie Mae Bank, a Utah industrial bank and insured depository institution, will continue to be subject to prudential bank regulatory oversight and periodic examination by both the UDFI and the FDIC. Sallie Mae Bank has voluntarily entered the FDIC’s large bank supervision program. In addition, it is further expected that by the end of 2014 Sallie Mae Bank and SLM BankCo will be subject to those requirements established under the Dodd-Frank Act applicable to institutions with total assets exceeding $10 billion, including regulation by the CFPB and the establishment of an independent risk committee.

•

NewCo will continue to be subject to CFPB enforcement, supervisory and examination authority. As a FFELP Loan servicer, NewCo will continue to be subject to the HEA and related regulations, in addition to regulation, and periodic examinations, by the ED. As a third-party service provider to financial institutions, NewCo will also continue to be subject to examination by the FFIEC. Although NewCo will not be subject to direct regulatory oversight by the FDIC, certain subsidiaries of NewCo that will continue to be third-party vendors of services to, and “institution affiliated parties” of, Sallie Mae Bank will continue to be subject to the FDIC’s examination and enforcement authority. In addition, in order to facilitate compliance with certain consumer information privacy laws, during an information technology transition period post-separation in which both NewCo and SLM BankCo loans and associated customer accounts will continue to be serviced from a single information technology system hosted by SMI. SMI will remain an affiliate of each of NewCo and SLM BankCo for broader bank regulatory purposes for the duration of that transition period. Among other things, this will mean that transactions between SMI and Sallie Mae Bank will remain subject to the affiliate transaction restrictions of Sections 23A and 23B of the Federal Reserve Act during this transition period.

•	Reduced Complexity. The separation of NewCo from SLM BankCo will reduce the complexity of both organizations, creating greater transparency for investors and potentially unlocking further value.

•

Direct access to capital markets. The separation will create an independent equity structure for each of NewCo and SLM BankCo that will afford each company direct access to the capital markets to raise funds for various purposes and will facilitate the ability of NewCo and SLM BankCo to effect future acquisitions utilizing their respective common stock. As a result, each company will have more flexibility to capitalize on its unique opportunities.

There can be no assurance that following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Existing SLM board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•

Possible loss of synergies and joint purchasing power and increased costs. As part of Existing SLM, the consumer banking business has historically taken advantage of Existing SLM’s size and purchasing power in procuring goods and services. After the separation, SLM BankCo may be unable to obtain these goods and services at prices or on terms as favorable as those Existing SLM obtained prior to the separation. SLM BankCo will also incur costs to build systems and administrative functions that will be retained by NewCo.

•

Disruptions to the business as a result of the separation. The actions required to separate SLM BankCo’s and NewCo’s respective businesses will take significant management time and attention and could disrupt Existing SLM’s operations.

•

One-time costs of the separation. NewCo and SLM BankCo will incur costs in connection with the transition to being two stand-alone publicly-traded companies, including costs to separate information systems, accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel and costs related to establishing a new brand identity in the marketplace for NewCo.

•

NewCo may not realize anticipated benefits of the separation. NewCo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating NewCo’s business; (b) following the separation, NewCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Existing SLM; (c) following the separation, NewCo’s business will be less diversified than Existing SLM’s business prior to the separation; and (d) NewCo may be unable to replace or supplement the revenue and servicing fees from its FFELP Loan portfolio, which has a weighted average life of 7.7 years and will amortize over the next 20 years.

•

Limitations placed upon NewCo as a result of the tax sharing agreement. To preserve the tax-free treatment to Existing SLM of the separation and distribution, under the tax sharing agreement that NewCo will enter into with SLM BankCo, NewCo will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions could limit NewCo’s near–term ability to repurchase its shares or to issue additional shares, pursue strategic transactions or engage in other transactions that might increase the value of its business. See “Risk Factors—Risks Related to the Separation—NewCo’s ability to engage in stockholder distributions and other strategic corporate transactions in the near term could be limited.”

The Existing SLM board of directors concluded that the potential benefits of the separation outweighed these negative factors.

Formation of NewCo

New Corporation was incorporated in Delaware on November 7, 2013, for the purpose of holding Existing SLM’s education loan management business in connection with the separation and distribution described herein. Prior to the contribution of this business to NewCo, which will be completed immediately prior to the distribution, NewCo will have no operations and nominal assets.

Internal Corporate Reorganization of Existing SLM Prior to the Distribution

Immediately prior to the distribution, Existing SLM will complete an internal corporate reorganization to facilitate the separation of the education loan management business and the consumer banking business in a manner intended to be largely tax-free to SLM BankCo.

As part of the internal corporate reorganization, SLM BankCo will replace Existing SLM as the publicly-traded parent company by means of the SLM Merger, which will be effected pursuant to Section 251(g) of the DGCL. Pursuant to Section 251(g) of the DGCL, by action of Existing SLM’s board of directors and without the requirement for a stockholder vote, Existing SLM will be merged with and into a limited liability company merger subsidiary of SLM BankCo. As a result of this merger:

•

all issued and outstanding shares of Existing SLM common stock will be converted, through no action on the part of the holders thereof and by operation of law, into shares of SLM BankCo common stock, on a 1-to-1 basis;

•

each series of issued and outstanding shares of Existing SLM preferred stock will be converted, through no action on the part of the holders thereof and by operation of law, into the same series of substantially identical shares of SLM BankCo preferred stock, on a 1-to-1 basis; and

•	Existing SLM will be merged with and into Merger Sub and come a limited liability company wholly owned by SLM BankCo named “ , LLC.”

Immediately following the consummation of the SLM Merger, SLM BankCo will change its name to “SLM Corporation.” The charter and by-laws of SLM BankCo following the SLM Merger will be substantially identical to the charter and by-laws of Existing SLM as they exist today.

In the second step of the internal corporate reorganization, Existing SLM will distribute to SLM BankCo all of the assets and liabilities related to the consumer banking business of Existing SLM, including Sallie Mae Bank, the student education loans it holds, a new private education student loan servicing company, Upromise and the Insurance Business. Existing SLM will also distribute to SLM BankCo all of the issued and outstanding shares of NewCo common stock. In addition, $566 million in cash will be contributed by Existing SLM to SLM BankCo, which is to primarily offset the liability represented by the transfer of the Existing SLM preferred stock obligations from Existing SLM to SLM BankCo pursuant to the SLM Merger. SLM BankCo will then contribute to NewCo, its direct subsidiary, the limited liability company interests of Existing SLM, which will continue to own substantially all of the assets and liabilities associated with its portfolio of FFELP and private education student loans not owned by Sallie Mae Bank, as well as substantially all of Existing SLM’s business of servicing and collecting student education loans.

Once the internal corporate reorganization is complete, SLM BankCo will distribute all of the issued and outstanding shares of NewCo common stock to the Existing SLM common stockholders, on the basis of one share of NewCo common stock for each share of Existing SLM common stock held as of the close of business on                 , 2014, the record date for the distribution. The internal corporate reorganization, including the SLM Merger, is a condition to the distribution. See “—Conditions to the Distribution” below.

The following diagrams show the progression of Existing SLM through the internal corporate reorganization and the structure of SLM BankCo and NewCo after the separation and distribution, simplified for illustrative purposes only.

The diagram below shows the structure of Existing SLM before the internal corporate reorganization and the separation and distribution:

The diagram below shows the structure of SLM BankCo, as the publicly-traded successor to Existing

SLM, immediately after completion of the internal corporate reorganization but before the separation and distribution:

The diagram below shows the structure of SLM BankCo and NewCo immediately after completion of the separation and distribution:

When and How You Will Receive the Distribution

With the assistance of Computershare Trust Company, N.A., Existing SLM expects to distribute shares of NewCo common stock on                 , 2014, the distribution date, to all holders of outstanding shares of Existing SLM common stock as of the close of business on                 , 2014, the record date for the distribution. Computershare Trust Company, N.A., which currently serves as the transfer agent and registrar for Existing SLM’s common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for NewCo common stock.

If you own shares of Existing SLM common stock as of the close of business on the record date, the shares of NewCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration (book-entry) form or to your bank or brokerage firm on your behalf. If you are a registered holder of Existing SLM common stock, Computershare Trust Company, N.A. will then mail you a direct registration account statement that reflects your shares of NewCo common stock. If you hold your shares of Existing SLM common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of NewCo common stock. If you own Existing SLM common stock through the Existing SLM dividend reinvestment plan, the shares of NewCo common stock you receive will be distributed to a new NewCo dividend reinvestment plan account that will be created for you. Direct registration refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as will be the case in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Existing SLM common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of NewCo’s common stock that have been registered in book-entry form in your name.

Many Existing SLM stockholders hold their shares of Existing SLM common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Existing SLM common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of NewCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of NewCo common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be affiliates of NewCo. Persons who may be deemed to be affiliates of NewCo after the distribution generally include individuals or entities that control, are controlled by or are under common control with NewCo, which may include NewCo’s executive officers, directors or principal stockholders. Securities held by NewCo affiliates will be subject to resale restrictions under the Securities Act. NewCo affiliates will be permitted to sell shares of NewCo common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Shares of NewCo Common Stock You Will Receive

Common stock: For each share of Existing SLM common stock that you own at the close of business on                 , 2014, the record date, you will receive one share of NewCo common stock on the distribution date.

Preferred stock: No shares of NewCo common stock will be distributed with respect to any outstanding shares of Existing SLM preferred stock owned on the record date or shares of SLM BankCo preferred stock received pursuant to the SLM Merger.

Treatment of Equity-Based Compensation

The treatment of outstanding Existing SLM equity awards in the separation has not been finally determined. We will include information regarding their treatment in an amendment to this information statement.

Results of the Distribution

After its separation from SLM BankCo, NewCo will be an independent, publicly-traded company. The actual number shares of NewCo common stock to be distributed will be determined at the close of business on                 , 2014, the record date for the distribution, and will reflect the exercise of any options to purchase Existing SLM common stock between the date the Existing SLM board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of shares of SLM Corporation common stock outstanding after the distribution or any rights of SLM Corporation’s stockholders. NewCo will not issue any fractional shares of common stock in the distribution. Holders of Existing SLM preferred stock will not be entitled to receive any shares of NewCo common stock in the distribution.

Existing SLM, NewCo and SLM BankCo will enter into a separation and distribution agreement, and NewCo and SLM BankCo will enter into various other agreements before the distribution to effect the separation and provide a framework for NewCo’s relationship with SLM BankCo after the separation. These agreements will provide for the allocation between SLM BankCo and NewCo of Existing SLM’s assets, liabilities and obligations (including employee benefits, information systems, intellectual property and tax-related assets and liabilities) attributable to periods prior to NewCo’s separation from SLM BankCo and will govern the relationship between SLM BankCo and NewCo after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for Shares of NewCo Common Stock

There is currently no public trading market for shares of NewCo’s common stock. NewCo expects to apply to list its common stock on the NASDAQ Global Select Market under the symbol “        .” NewCo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

NewCo cannot predict the price at which its common stock will trade after the distribution. In addition, the combined trading prices, after the separation and distribution, the trading price of a share of NewCo common stock and a share of SLM BankCo common stock following the distribution may not equal the “regular-way” trading price of a share of Existing SLM common stock immediately prior to the distribution. The price at which shares of NewCo common stock trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for shares of NewCo common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to NewCo’s Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, Existing SLM expects that there will be two markets in its common stock: a “regular-way” market and an “ex-distribution” market. Existing SLM common stock that trades on the “regular-way” market will trade with an entitlement to NewCo common stock distributed pursuant to the separation. Existing SLM common stock that trades on the “ex-distribution” market will trade without an entitlement to NewCo common stock distributed pursuant to the distribution. Therefore, if you sell Existing SLM common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive NewCo common stock in the distribution. If you own shares of Existing SLM common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of NewCo common stock that you are entitled to receive pursuant to your ownership as of the record date of Existing SLM common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, NewCo expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for NewCo common stock that will be distributed on the distribution date to holders of record of Existing SLM common stock. If you own Existing SLM common stock at the close of business on the record date, you will be entitled to NewCo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of NewCo common stock, without the shares of Existing SLM common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to shares of NewCo common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will not occur until the following conditions shall have been satisfied:

•

(i) receipt of a private letter ruling from the IRS to the effect that, among other things, (A) the SLM Merger (together with the conversion of the shares of Existing SLM common and preferred stock into shares of SLM BankCo common and preferred stock ) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and will not be integrated with the rest of the separation and distribution and (B) the separation and the distribution will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and will generally not result in the recognition of any gain or loss to Existing SLM, NewCo or their stockholders and (ii) such private letter ruling shall not have been revoked or modified in any material respect (for more information regarding the private letter ruling and the potential U.S. federal income tax consequences to SLM BankCo and to you of the merger and the separation and the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences”);

•

receipt of an opinion from Baker Botts L.L.P., tax counsel to Existing SLM and SLM BankCo, to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied;

•

receipt of an opinion from an independent appraisal firm confirming the solvency and financial viability of SLM BankCo before the distribution and each of SLM BankCo and NewCo after the distribution that is in form and substance acceptable to SLM BankCo in its sole discretion;

•

completion of the internal corporate reorganization (described in this section of the information statement under the heading “—Internal Corporate Reorganization of Existing SLM Prior to the Distribution”);

•	completion of the transfer of assets and liabilities of Existing SLM to the extent provided under the separation and distribution agreement;

•	the SEC having declared effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the registration statement on Form 10 of which this information statement forms a part;

•

all other actions and filings necessary or appropriate under applicable U.S. federal, state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	execution and delivery of the transaction agreements relating to the separation (as described in “Certain Relationships and Related Party Transactions—Agreements with SLM BankCo”);

•	acceptance for listing on the NASDAQ Global Select Market, subject to official notice of distribution, of the shares of NewCo common stock to be distributed;

•

the absence of any order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions; and

•

no other event or development existing or having occurred that, in the judgment of Existing SLM’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Existing SLM may waive any of these conditions in its sole and absolute discretion. If Existing SLM waives any material condition, it will promptly issue a press release disclosing such fact and file a report on Form 8-K describing such waiver.

Existing SLM will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. Existing SLM does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the Existing SLM board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Existing SLM board of directors determines that any modifications by Existing SLM materially change the terms of the distribution, Existing SLM will notify Existing SLM stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

CAPITAL RETURN POLICIES

NewCo expects to follow a capital return policy that includes dividends and share repurchases. The timing, declaration, amount, and payment of any dividends and the timing, amount and purchase price of any repurchases of outstanding shares of NewCo common stock will be within the discretion of the NewCo board and will depend upon many factors, including NewCo’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with NewCo’s debt service obligations, legal requirements, regulatory constraints, industry practice, and other factors deemed relevant by its board of directors. Moreover, if NewCo determines to pay a dividend in the future, there can be no assurance that it will continue to pay such dividend or the amount of any future dividends.

NewCo’s repurchase of outstanding shares will also be limited by the terms of its tax sharing agreement with SLM BankCo, which generally will limit share repurchases, over a two-year period commencing on the distribution date, to open market repurchases constituting less than 25 percent of its outstanding common stock. This limitation may only be exceeded by NewCo following the delivery of a legal opinion or an IRS ruling to SLM BankCo to the effect that any particular additional share repurchases in excess of the foregoing will not adversely affect the tax-free treatment of the separation and the distribution. See “Risk Factors—NewCo’s ability to engage in stockholder distributions and other strategic corporate transactions in the near term could be limited.”

CAPITALIZATION

The following table sets forth the capitalization, as of September 30, 2013, of Existing SLM on a historical basis and of NewCo on a pro forma basis to give effect to the pro forma adjustments included in NewCo’s unaudited pro forma condensed consolidated financial information. Due to the relative significance of NewCo to Existing SLM, among other factors, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore the “accounting successor” to Existing SLM following the separation, notwithstanding the legal form of the separation and distribution described in this information statement. Hence, the historical capitalization of Existing SLM will constitute the historical capitalization of NewCo. The information below is not necessarily indicative of what NewCo’s capitalization would have been had the separation and distribution been completed as of September 30, 2013. In addition, it is not indicative of NewCo’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Existing SLM’s consolidated financial statements and notes thereto included elsewhere in this information statement.

	As of September 30, 2013 (unaudited)
(dollars in millions)	Existing SLM Actual	NewCo As Adjusted(1)
Borrowed funds:
Short-term borrowings	$15,572	$9,521
Long-term borrowings	136,944	135,627

Total borrowed funds	152,516	145,148
Stockholders’ equity:
Preferred stock, par value $.20 per share; 20 million shares authorized, 7.3 million shares issued and outstanding, actual, and none issued and outstanding, as adjusted	565	—
Common stock, par value $.20 per share; 1.125 billion shares authorized and 544 million shares issued and outstanding, actual, and 544 million shares issued and outstanding, as adjusted	109	109
Additional paid in capital	4,373	3,617
Accumulated other comprehensive income (loss)	8	(32)
Retained earnings	2,385	2,015

Total stockholders’ equity before treasury stock	7,440	5,709
Less: Common stock held in treasury at cost: 83 million shares, actual, and 83 million shares, as adjusted	(1,813)	(1,813)

Total stockholders’ equity	5,627	3,896
Noncontrolling interest	5	—

Total equity	5,632	3,896

Total capitalization	$158,148	$149,044

(1)

This column sets forth pro forma adjustments reflected in NewCo’s unaudited pro forma consolidated balance sheet as of September 30, 2013. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of NewCo presented below consist of unaudited pro forma consolidated statements of income for the nine months ended September 30, 2013 and for the fiscal year ended December 31, 2012, and an unaudited pro forma consolidated balance sheet as of September 30, 2013. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto of SLM Corporation, or “Existing SLM,” included elsewhere in this information statement.

The unaudited pro forma condensed consolidated financial statements are not intended to be a complete presentation of NewCo’s financial position or results of operations had the separation and distribution and related agreements summarized under “Certain Relationships and Related Party Transactions” occurred as of and for the periods indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of NewCo’s future results of operations or financial condition as an independent, publicly-traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the separation and distribution and related agreements, and that are factually supportable and for the purposes of the statement of operations, are expected to have a continuing impact on NewCo. However, such adjustments are subject to change based on the finalization of the separation and distribution agreement with SLM BankCo and related agreements.

The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2013 and fiscal year ended December 31, 2012 reflect NewCo’s results as if the separation and distribution and related transactions described in this information statement had occurred as of January 1, 2012. The unaudited pro forma consolidated balance sheet as of September 30, 2013 reflects our results as if the separation and distribution and such related transactions had occurred as of such date.

As described elsewhere in this information statement, from a legal standpoint, SLM BankCo, the post-separation successor to Existing SLM, is distributing NewCo. However, due to the relative significance of NewCo to Existing SLM, among other factors, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore will be the “accounting successor” to Existing SLM, notwithstanding the legal form of the separation and distribution described in this information statement. As a result, the “Historical” financial statements for the periods presented herein are those of Existing SLM, which will be NewCo’s accounting predecessor.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the distribution by means of a tax-free dividend, at a 1-to-1 ratio, for U.S. stockholders and other adjustments resulting from the distribution, the transfer of certain assets and liabilities historically operated by NewCo that will be contributed to Existing SLM’s post-separation successor SLM BankCo, NewCo’s anticipated post-separation capital structure and the impact of, and transactions contemplated by, the separation and distribution agreement, tax matters agreement, employee matters agreement, a transition services agreement and other commercial agreements between NewCo and SLM BankCo summarized under “Certain Relationships and Related Party Transactions.”

NewCo is currently in the process of implementing plans, which are subject to further refinement, to separate from Existing SLM certain of the internal functions that NewCo needs to operate effectively and fulfill its responsibilities as a stand-alone public company. These plans reflect anticipated recurring activities that are different than our current activities, as well as certain nonrecurring activities that NewCo expects will be required during our transition to a stand-alone public company.

The unaudited pro forma condensed consolidated financial statements do not give effect to future estimated annual operating expenses after separation, ranging from approximately $30 million to $45 million, attributed to various factors such as the following:

•	Personnel required to operate as a stand-alone public company;

•	Possible changes in compensation with respect to new and existing positions;

•	The level of assistance required from professional service providers; and

•	The amount of capital expenditures for information technology infrastructure investments associated with being a stand-alone public company.

We have estimated the costs of the nonrecurring activities and will continue to revise our estimates as we implement our plans. We currently estimate the nonrecurring costs that we will incur during our transition to being a stand-alone public company to range from approximately $135 million to $160 million. Of this amount, $30 million relates to expected severance, with the remainder related to other costs. We anticipate that substantially all of these costs will be incurred during the period from July 1, 2013 to a date approximately nine months after the distribution date. Our historical consolidated statements of income for the fiscal year ended December 31, 2012 includes no such costs. Our historical consolidated statements of income for the nine months ended September 30, 2013 includes approximately $46 million of such costs. These costs relate to the following:

•	one-time legal, accounting, tax and consulting costs pertaining to structuring transactions and the separation and distribution and establishing NewCo as a stand-alone public company;

•	costs to separate information systems;

•	office relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	severance and related costs; and

•	other one-time costs.

We are continuing to refine our transition plan including specific arrangements for certain significant elements of our cost structure as a stand-alone public company. Although we believe our estimates of nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. A substantial portion of our estimated costs are thus not considered to be factually supportable.

Except for the pro forma adjustments described in footnote (d) to the tables below, we have not adjusted the unaudited pro forma consolidated statements of income presented below for nonrecurring transition costs as these costs are not expected to have an ongoing impact on our operating results.

The unaudited pro forma condensed consolidated financial statements of NewCo presented herein constitute forward-looking information and are subject to uncertainties that could cause our actual results to differ materially from those inferred by such statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

NewCo

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2013

($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Assets
FFELP loans (net of allowance for losses)	$106,350	$1,215	$—	$—		$105,135
Private Education loans (net of allowance for losses)	37,752	6,162	—	—		31,590
Investments
Available-for-sale	85	584	(584)	—		85
Other	911	78	—	—		833

Total investments	996	662	(584)			918
Cash and cash equivalents	4,329	1,148	—	(566)	(h)	2,615
Restricted cash and investments	4,287	4	—	—		4,283
Goodwill and acquired intangible assets, net	436	7	—	—		429
Other assets	7,420	448	(329)	(17)	(g)(h)	7,284

Total assets	$161,570	$9,646	$(913)	$(583)		$152,254

Liabilities
Short-term borrowings	$15,572	$6,051	$—	$—		$9,521
Long-term borrowings	136,944	1,901	—	584	(h)	135,627
Other liabilities	3,422	527	(313)	2	(h)	3,210

Total liabilities	155,938	8,479	(313)	586		148,358

Equity
Preferred stock, par value $.20 per share; 20 million shares authorized, 7.3 million shares issued and outstanding, actual, and none issued and outstanding, as adjusted	565	—	—	(565)	(h)	—
Common stock, par value $.20 per share; 1.125 billion shares authorized and 544 million shares issued and outstanding, actual, and 544 million shares issued and outstanding, as adjusted	109	—	—	—		109
Additional paid in capital	4,373	752	(600)	(604)		3,617
Accumulated other comprehensive income	8	40	—	—		(32)
Retained earnings	2,385	370	—	—		2,015

Total stockholders’ equity before treasury stock	7,440	1,162	(600)	(1,169)		5,709
Less: Common stock held in treasury at cost: 83 million shares, actual and 83 million shares, as adjusted	(1,813)	—	—	—		(1,813)

Total stockholders’ equity	5,627	1,162	(600)	(1,169)		3,896
Noncontrolling interest	5	5	—	—		—

Total equity	5,632	1,167	(600)	(1,169)		3,896

Total liabilities and equity	$161,570	$9,646	$(913)	$(583)		$152,254

NewCo

Unaudited Pro Forma Consolidated Statement of Income

Nine Months Ended September 30, 2013

($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Total interest income	$4,044	$405	$(16)	$—		$3,655
Total interest expense	1,666	65	—	16	(h)	1,617

Net interest income	2,378	340	(16)	(16)		2,038
Less: provisions for loan losses	649	40	—	—		609

Net interest income after provisions for loan losses	1,729	300	(16)	(16)		1,429

Other income (loss):
Gains on sales of loans and investments	307	192	(192)	—		307
Gain (losses) on derivative and hedging activities, net	(140)	1	—	—		(141)
Servicing revenue	223	3	(2)	2	(e)	224
Contingency revenue	312	—	—	—		312
Gains on debt repurchases	42	—	—	—		42
Other	66	23	—	8	(e)	51

Total other income (loss)	810	219	(194)	10		795
Expenses:
Total operating expenses	737	202	(18)	(10)	(e)	543
Goodwill and intangible expenses	10	2	—	—		8
Restructuring and other reorganization expenses	46	1	—	(45)	(d)	—

Total expenses	793	205	(18)	(55)		551

Income from continuing operations, before income tax expense	1,746	314	(192)	49		1,673
Income tax expense	645	117	(71)	18	(f)	617

Net income from continuing operations	1,101	197	(121)	31		1,056
Income from discontinued operations, net of tax expense	47	—	—	—		47

Net income	1,148	197	(121)	31		1,103
Less: net loss attributable to noncontrolling interest	(1)	(1)	—	—		—

Net income attributable to the Company	1,149	198	(121)	31		1,103
Preferred stock dividends	15	—	—	(15)	(h)	—

Net income attributable to common stock	$1,134	$198	$(121)	$46		$1,103

Basic earnings (loss) per common share:
Continuing operations	$2.46					$2.40
Discontinued operations	0.10					0.10

Total	$2.56					$2.50	(i)

Average common shares outstanding	442					442	(i)

Diluted earnings (loss) per common share:
Continued operations	$2.42					$2.35
Discontinued operations	0.10					0.10

Total	$2.52					$2.45	(i)

Average common and common equivalent shares outstanding	450					450	(i)

NewCo

Unaudited Pro Forma Consolidated Statement of Income

Fiscal Year Ended December 31, 2012

($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Total interest income	$5,769	$492	$(25)	$(1)	(h)	$5,301
Total interest expense	2,561	83	(1)	24	(h)	2,503

Net interest income	3,208	409	(24)	(25)		2,798
Less: provisions for loan losses	1,080	66	—	—		1,014

Net interest income after provisions for loan losses	2,128	343	(24)	(25)		1,784

Other income (loss):
Gains on sales of loans and investments	—	235	(235)	—		—
Losses on derivative and hedging activities, net	(628)	(5)	—	—		(623)
Servicing revenue	279	3	—	3	(e)	279
Contingency revenue	356	—	—	—		356
Gains on debt repurchases	145	—	—	—		145
Other	92	34	—	33	(e)	91

Total other income (loss)	244	267	(235)	36		248
Expenses:
Total operating expenses	897	254	(20)	8	(e)	671
Goodwill and intangible expenses	27	12	—	—		15
Restructuring and other reorganization expenses	11	1	—	—		10

Total expenses	935	267	(20)	8		696

Income from continuing operations, before income tax expense	1,437	343	(239)	3		1,336
Income tax expense	498	126	(87)	1	(f)	460

Net income from continuing operations	939	217	(152)	2		876
Loss from discontinued operations, net of tax benefit	(2)	—	—	—		(2)

Net income	937	217	(152)	2		874
Less: net loss attributable to noncontrolling interest	(2)	(2)	—	—		—

Net income attributable to the Company	939	219	(152)	2		874
Preferred stock dividends	20	—	—	(20)	(h)	—

Net income attributable to common stock	$919	$219	$(152)	$22		$874

Basic earnings (loss) per common share:
Continuing operations	$1.93					$1.84
Discontinued operations	—					—

Total	$1.93					$1.84	(i)

Average common shares outstanding	476					476	(i)

Diluted earnings (loss) per common share:
Continued operations	$1.90					$1.81
Discontinued operations	—					—

Total	$1.90					$1.81	(i)

Average common and common equivalent shares outstanding	483					483	(i)

NewCo

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)	Represents the historical financial statements of Existing SLM, the accounting predecessor of NewCo.

(b)	Represents the operations, assets, liabilities and equity of SLM BankCo, which will be comprised of Sallie Mae Bank, Upromise Rewards, the Insurance Business, and the Private Education Loan origination functions. Included in these amounts are certain general corporate overhead expenses related to SLM BankCo.

(c)	Represents intercompany transactions between SLM BankCo and NewCo that were eliminated in consolidation of the historical Existing SLM financial statements but not eliminated from the historical financial statements of SLM BankCo. Examples of historical intercompany revenues, charges, receivables and payables that are third party for stand-alone SLM BankCo include, but are not limited to, the following:

1.	Gains on intercompany loan sales of $192 million and $235 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively, presented on SLM BankCo’s historical statement of operations;

2.	FFELP and private education loan servicing fees paid by SLM BankCo to NewCo of $18 million and $20 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively;

3.	Deferred tax assets and/or liabilities presented on SLM BankCo’s historical balance sheet that were not presented on Existing SLM’s historical financial statements;

4.	During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned and consolidated by Existing SLM, were recorded at Sallie Mae Bank at fair value of $584 million at September 30, 2013. In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities. Sallie Mae Bank recorded $16 million and $24 million of income associated with the asset-backed securities for the nine months ended September 30, 2013 and fiscal year 2012, respectively. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. Refer to footnote (h) for further discussion; and

5.	Intercompany payable from SLM BankCo to NewCo in the amount of $325 million and $2 million of accrued interest receivable at Sallie Mae Bank related to the asset-backed securities described above.

(d)	Reflects the removal of separation costs directly related to the separation and distribution that were incurred during the historical period. These costs were primarily for third-party tax, accounting, legal and other consulting fees as well as severance costs.

(e)	Represents the anticipated impact of (i) a tax matters agreement, (ii) an employee matters agreement, (iii) a transition services agreement and (iv) other commercial agreements which will be in place at the time of the distribution. The impacts of these agreements were determined based on the anticipated contractual provisions of the final agreements in comparison with our historical operations on an as managed basis. No amounts have been included for a tax matters agreement and an employee matters agreement because key terms have not yet been finalized. Any difference between the as managed basis and the impacts of these agreements are presented as a separation adjustment. The individual effects of each agreement are detailed in the table below:

	Nine Months Ended September 30, 2013
	Agreements
(Dollars in millions)	Tax Matters Agreement	Employee Matters Agreement	Transition Services Agreement	Other Commercial Agreements	Total	Other Separation Adjustments(1)	Total Separation Adjustments
Earnings data:
Net interest income after provision for loan losses	$—	$—	$—	$—	$—	$(16)	$(16)
Total other income (loss)	—	—	—	10	10	—	10
Total expenses	—	—	—	5	5	(60)	(55)
Income tax expense	—	—	—	2	2	16	18

Net income	—	—	—	3	3	28	31
Preferred stock dividends	—	—	—	—	—	(15)	(15)

Net income attributable to common stock	$—	$—	$—	$3	$3	$43	$46

	Fiscal Year Ended December 31, 2012
	Agreements
(Dollars in millions)	Tax Matters Agreement	Employee Matters Agreement	Transition Services Agreement	Other Commercial Agreements	Total	Other Separation Adjustments(1)	Total Separation Adjustments
Earnings data:
Net interest income after provision for loan losses	$—	$—	$—	$—	$—	$(25)	$(25)
Total other income (loss)	—	—	23	13	36	—	36
Total expenses	—	—	21	6	27	(19)	8
Income tax expense	—	—	1	2	3	(2)	1

Net income	—	—	1	5	6	(4)	2
Preferred stock dividends	—	—	—	—	—	(20)	(20)

Net income attributable to common stock	$—	$—	$1	$5	$6	$16	$22

(1) Other separation adjustments are comprised of the items in footnotes (d), (f), (g), and (h).

(f)

Reflects adjustment for the income tax effects of the pro forma and separation adjustments at the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. The pro forma effective tax rates for the fiscal year ended December 31, 2012 and period ending September 30, 2013 were 34.4 percent and 36.8 percent, respectively. The effective tax rates for Existing SLM on a historical basis for the fiscal year ended December 31, 2012 and period ending September 30, 2013 were 34.6 percent and 37.0 percent, respectively. For further discussion on effective rates changes year over year see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(g)	Reflects a $3 million valuation allowance against deferred tax assets that will be required as a result of the separation, and $14 million deferred tax liabilities related to the intercompany transfer of asset-backed securities to Sallie Mae Bank. There will be certain indemnifications extended between SLM BankCo and NewCo in accordance with the terms of the tax matters agreement. At the time of separation, NewCo will record a liability necessary to recognize the fair value of such indemnifications. NewCo is currently in the process of determining the impact, if any, on the amount of the liability to be recorded.

(h)	Reflects changes in the capital structure of NewCo as a result of the separation and distribution. Changes in the capital structure are a result of the following:

1.	In connection with the separation and distribution, SLM BankCo will succeed Existing SLM, by means of a merger, as the issuer of the preferred stock. An adjustment has been made to reflect this transfer of the $565 million of Existing SLM preferred stock to SLM BankCo for the periods presented. Adjustments of $15 million and $20 million for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, respectively, reflect the related reduction in preferred stock dividends recognized by NewCo.

2.	In connection with the separation and distribution, it is anticipated that $566 million in cash will be contributed to SLM BankCo. $565 million of this cash is being contributed to support the $565 million of preferred stock discussed above with the remaining $1 million being contributed as additional common stock paid-in-capital. An adjustment has been made to reflect the cash contribution at September 30, 2013. Adjustments to interest income of $0.3 million and $0.8 million for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively, reflect the removal of interest income historically earned on the cash contributed. The adjustment to interest income reflects interest rates of approximately 0.08 percent and 0.14 percent for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, respectively, estimated using rates earned on comparable investments during the respective periods.

3.	During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned by Existing SLM, were recorded at Sallie Mae Bank at fair value of $584 million at September 30, 2013. In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities. Sallie Mae Bank recorded $16 million and $24 million of income associated with the asset-backed securities for the nine months ended September 30, 2013 and fiscal year 2012, respectively. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. However, as a result of the separation, these asset backed securities are considered outstanding to a third party and are recognized as $584 million of additional long-term borrowings as NewCo consolidates the related securitization trust. Adjustments reflect the recognition of additional debt and accrued interest payable by NewCo associated with the asset-backed securities and the related interest expense of $16 million and $24 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively.

(i)	Common stock and pro forma weighted average basic and diluted shares outstanding reflect the issuance of NewCo common stock as a result of the separation and distribution. Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of Existing SLM common stock outstanding on the applicable balance sheet date, adjusted for a 1-to-1 distribution ratio. Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect common shares from NewCo equity plans in which employees participate based on the distribution ratio.

Alternative performance measures — “Core Earnings” presentation

“Core Earnings” — Definition and Limitations

We prepare financial statements in accordance with GAAP. However, we also evaluate our business segments on a basis that differs from GAAP. We refer to this different basis of presentation as “Core Earnings.” We provide this “Core Earnings” basis of presentation on a consolidated basis for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also refer to this information in our presentations with credit rating agencies, lenders and investors. Because our “Core Earnings” basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide “Core Earnings” disclosure in the notes to our consolidated financial statements for our business segments.

“Core Earnings” are not a substitute for reported results under GAAP. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management. The two items for which we adjust our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets.

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons described above, our “Core Earnings” basis of presentation does not. “Core Earnings” are subject to certain general and specific limitations that investors should carefully consider. For example, there is no comprehensive, authoritative guidance for management reporting. Our “Core Earnings” are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Accordingly, our “Core Earnings” presentation does not represent a comprehensive basis of accounting. Investors, therefore, may not be able to compare our performance with that of other financial services companies based upon “Core Earnings.” “Core Earnings” results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely used by management, our board of directors, rating agencies, lenders and investors to assess performance.

Differences between “Core Earnings” and GAAP

The two adjustments required to reconcile from NewCo’s “Core Earnings” results to NewCo’s GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. Substantially all of the Existing SLM GAAP to “Core Earnings” differences relate to NewCo activities. Please see “Management’s Discussion and Analysis — ‘Core Earnings’ — Definition and Limitations” and “— Differences between ‘Core Earnings’ and GAAP” for further discussion of the adjustments required to reconcile “Core Earnings” results to GAAP results. The following table reflects aggregate adjustments associated with these areas.

	Nine Months Ended September 30, 2013	Fiscal year ended December 31, 2012
“Core Earnings” adjustments to GAAP:
Pro forma NewCo GAAP net income	$1,103	$874
Net impact of derivative accounting	(231)	190
Net impact of goodwill and acquired intangible assets	8	15
Net income tax effect	89	(92)

Pro forma NewCo “Core Earnings” net income	$969	$987

Pro forma NewCo “Core Earnings” EPS	$2.15	$2.05

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial statement information relating to Existing SLM’s financial condition and results of operations for the past five years. Due to the relative significance of NewCo to Existing SLM, among other factors, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore the “accounting successor” to Existing SLM following the separation, notwithstanding the legal form of the separation described in this information statement. Accordingly, the historical financial statements information set forth below is for Existing SLM which will be the accounting predecessor of NewCo.

The historical financial statement information set forth below for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been derived from Existing SLM’s audited consolidated financial statements. Existing SLM’s audited financial statements for the years ended December 31, 2012, 2011 and 2010 are included elsewhere in this information statement. The historical unaudited financial statement information for the nine-month periods ended September 30, 2013 and 2012 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, included all adjustments necessary for a fair presentation of the information set forth therein.

The selected historical consolidated financial and other data presented below should be read in conjunction with Existing SLM’s consolidated financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. Existing SLM’s consolidated financial data may not be indicative of NewCo’s future performance and does not necessarily reflect what NewCo’s financial position and results of operations would have been had NewCo been operating as an independent, publicly–traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation and distribution from SLM BankCo. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for a description of these anticipated changes.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010	2009	2008
Operating Data:
Net interest income	$2,378	$2,376	$3,208	$3,529	$3,479	$1,723	$1,365
Net income (loss) attributable to SLM Corporation:
Continuing operations, net of tax	$1,102	$593	$941	$598	$729	$531	$(17)
Discontinued operations, net of tax	47	(2)	(2)	35	(199)	(207)	(196)

Net income (loss) attributable to SLM Corporation	$1,149	$591	$939	$633	$530	$324	$(213)

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$2.46	$1.19	$1.93	$1.12	$1.35	$0.82	$(0.27)
Discontinued operations	0.10	—	—	0.07	(0.41)	(0.44)	(0.42)

Total	$2.56	$1.19	$1.93	$1.19	$0.94	$0.38	$(0.69)

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$2.42	1.18	$1.90	$1.11	$1.35	$0.82	$(0.27)
Discontinued operations	0.10	—	—	.07	(0.41)	(0.44)	(0.42)

Total	$2.52	$1.18	$1.90	$1.18	$0.94	$0.38	$(0.69)

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010	2009	2008
Dividends per common share attributable to SLM Corporation common shareholders	$0.45	$0.375	$0.50	$0.30	$—	$—	$—
Return on common stockholders’ equity	32%	17%	21%	14%	13%	5%	(9)%
Net interest margin	1.96	1.74	1.78	1.85	1.82	1.05	0.93
Return on assets	0.95	0.43	0.52	0.33	0.28	0.20	(0.14)
Dividend payout ratio	18	32	26	25	—	—	—
Average equity/average assets	3.19	2.67	2.69	2.54	2.47	2.96	3.45

	September 30,		December 31,
(Dollars in millions)	2013	2012	2012	2011	2010	2009	2008
Balance Sheet Data:
Student loans, net	$144,102	$164,848	$162,546	$174,420	$184,305	$143,807	$144,802
Total assets	161,570	184,203	181,260	193,345	205,307	169,985	168,768
Total borrowings	152,516	175,243	172,257	183,966	197,159	161,443	160,158
Total SLM Corporation stockholders’ equity	5,627	4,940	5,060	5,243	5,012	5,279	4,999
Book value per common share	11.60	9.47	9.92	9.20	8.44	8.05	7.03
Other Data:
Off-balance sheet securitized student loans, net	$—	$—	$—	$—	$—	$32,638	$35,591

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited and unaudited historical consolidated financial statements and the notes thereto of Existing SLM included elsewhere in this information statement as well as the discussion in the section of this information statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in these forward-looking statements, including those discussed in the sections of this information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The consolidated financial statements, which are discussed below, reflect the historical financial condition, results of operations and cash flows of Existing SLM. The financial information discussed below and included in this information statement, however, may not necessarily reflect what NewCo’s financial condition, results of operations or cash flows would have been had we been separated from Existing SLM and a stand alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future. For purposes of the following discussion, “we,” “us,” and “our” refer to Existing SLM and its consolidated subsidiaries.

Explanatory Note

Although SLM BankCo, as the publicly-traded successor to Existing SLM, will be the entity that distributes the shares of NewCo common stock to Existing SLM common stockholders after completion of the internal corporate reorganization described in this information statement, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore it will be NewCo, and not SLM BankCo, that will be the “accounting successor” to Existing SLM. Hence, the following discussion and analysis relates to the historical results of operations and financial condition of Existing SLM, which will be the accounting predecessor of NewCo. The following discussion should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Separation

On                 , 2014, Existing SLM’s board of directors authorized the separation and distribution, as a result of which shares of NewCo will be distributed to Existing SLM’s common stockholders. The transaction will be effected as a dividend of shares, on a 1-to-1 ratio, of NewCo common stock to Existing SLM stockholders. Prior to the distribution, Existing SLM will complete an internal corporate reorganization. In the first step of the internal corporate reorganization, Existing SLM will become a wholly owned subsidiary of a new publicly-traded successor parent holding company, referred to as SLM BankCo, by means of a merger effected pursuant to Section 251(g) of the DGCL, which we refer to as the SLM Merger. As a result of the SLM Merger, all stockholders of Existing SLM will become stockholders of SLM BankCo and Existing SLM will merge with and into and become a limited liability company that is initially wholly owned by SLM BankCo.

In the second step of the internal corporate reorganization, Existing SLM will distribute to SLM BankCo all of the assets and liabilities related to the consumer banking business of Existing SLM, including Sallie Mae Bank, the student education loans it holds, a new private education student loan servicing company, Upromise and the Insurance Business. In addition, it is anticipated that $566 million in cash will be distributed by Existing SLM to SLM BankCo. SLM BankCo will then contribute to NewCo, its direct subsidiary, the limited liability company interests of Existing SLM, which will continue to own substantially all of the assets and liabilities associated with its portfolio of FFELP and private education student loans not owned by Sallie Mae Bank, as well as substantially all of Existing SLM’s business of servicing and collecting student education loans. After the completion of the internal corporate reorganization, and subject to the conditions described elsewhere in this information statement, SLM BankCo will distribute all of the outstanding shares of NewCo common stock in the distribution to holders of Existing SLM common stock as of the record date for the distribution. For additional information regarding this internal corporate reorganization, see the sections entitled “Transaction Structure” and “The Separation and Distribution — Internal Corporate Reorganization of Existing SLM Prior to the Distribution.”

The separation and distribution is intended to be tax-free to stockholders of Existing SLM and its completion is subject to various conditions, including the completion of the internal corporate reorganization, receipt of an IRS private letter ruling and an opinion of tax counsel and registration of the shares to be distributed. These conditions, as well as all other conditions to the separation, may be waived by the Existing SLM board of directors in its sole discretion. Neither the internal corporate reorganization nor the separation will require a stockholder vote.

Following the separation and distribution, NewCo and SLM BankCo will operate independently and neither will have any equity ownership in the other. In connection with the separation, however, NewCo and SLM BankCo will enter into certain agreements in order to govern the ongoing relationships between the two entities and to provide for an orderly transition. See “Certain Relationships and Related Party Transactions.”

Overview

Our primary business is to originate, service and collect loans we make to students and their families to finance the cost of education. The core of our marketing strategy is to generate student loan originations by promoting our products on campus through the financial aid office and through direct marketing to students and their families. We also provide servicing, loan default aversion and defaulted loan collection services for loans owned by other institutions, including ED, as well as providing a consumer savings network.

In addition we are the largest holder, servicer and collector of loans made under FFELP, a program that was discontinued as to new originations of loans in 2010, and hold a sizeable portfolio of Private Education Loans that we service.

We monitor and assess our ongoing operations and results based on the following four reportable segments: (1) Consumer Lending, (2) Business Services, (3) FFELP Loans and (4) Other.

Consumer Lending Segment

In this segment, we originate, acquire, finance and service Private Education Loans. The Private Education Loans we make are primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or customers’ resources. In this segment, we earn net interest income on the Private Education Loan portfolio (after provision for loan losses) as well as servicing fees, primarily late fees. As of September 30, 2013, we had a $37.8 billion Private Education Loan portfolio, of which $6.2 billion in Private Education Loans was held at Sallie Mae Bank.

Our origination business is operated at Sallie Mae Bank. Sallie Mae Bank, together with the Private Education Loans it holds and a new private education loan servicing business that will service those loans, will be transferred to SLM BankCo as part of the internal corporate reorganization. Hence, following the separation and distribution, NewCo will no longer originate student loans nor will it service the Private Education Loans held at Sallie Mae Bank, which will be owned by SLM BankCo. See “The Separation and Distribution” and “Certain Relationships and Related Party Transactions — Agreements with SLM BankCo — Separation and Distribution Agreement.”

Business Services Segment

Our Business Services segment generates the majority of its revenue from servicing our FFELP Loan portfolio. We also provide servicing, loan default aversion and defaulted loan collection services for loans on behalf of Guarantors of FFELP Loans and other institutions, including ED. We also operate a consumer savings network that provides financial rewards on everyday purchases to help families save for college.

NewCo will retain all of the FFELP Loan servicing business in connection with the separation and distribution, and will continue to be the service provider to ED. It will not operate the consumer savings network subsequent to the separation and distribution, as that business will be transferred to SLM BankCo as part of the internal corporate reorganization. See “The Separation and Distribution” and “Certain Relationships and Related Party Transactions — The Separation and Distribution Agreement.”

FFELP Loans Segment

Our FFELP Loans segment consists, as of September 30, 2013, of our $106.3 billion FFELP Loan portfolio and underlying debt and capital funding these loans. Even though FFELP Loans are no longer originated we continue to seek to acquire FFELP Loan portfolios to leverage our servicing scale to generate incremental earnings and cash flow. This segment is expected to generate significant amounts of cash flow as the FFELP portfolio amortizes over the next 20 years.

As of September 30, 2013, approximately $1.2 billion of FFELP Loans was held at Sallie Mae Bank. At the time of the separation and distribution, Sallie Mae Bank and its small portfolio of FFELP Loans will be distributed to SLM BankCo. NewCo will continue to service the FFELP Loans held by SLM BankCo after the separation and distribution. See “Certain Relationships and Related Party Transactions — Loan Servicing and Administration Agreement.”

Other

Our Other segment primarily consists of activities of our holding company, including the repurchase of debt, the corporate liquidity portfolio and all overhead. We also include results from smaller wind-down and discontinued operations within this segment.

Key Financial Measures

Our operating results are primarily driven by net interest income from our student loan portfolios (which include financing costs), provision for loan losses, the revenues and expenses generated by our service businesses, and gains and losses on loan sales and debt repurchases. We manage and assess the performance of each business segment separately as each is focused on different customers and each derives its revenue from different activities and services. A brief summary of our key financial measures are listed below.

Net Interest Income

The most significant portion of our earnings is generated by the spread earned between the interest income we receive on assets in our student loan portfolios and the interest expense on debt funding these loans. We report these earnings as net interest income. Net interest income in our Consumer Lending and FFELP Loans segments are driven by significantly different factors.

Consumer Lending Segment

Net interest income in this segment is determined by the balance of Private Education Loans outstanding, Private Education Loan asset yields (determined by interest rates we establish based upon the credit of the customer and any cosigner) and the level of price competition in the Private Education Loan market less our cost of funds. As of September 30, 2013 and December 31, 2012, we had $37.8 billion and $36.9 billion, respectively, of Private Education Loans outstanding. During the nine months ended September 30, 2013, we originated $3.3 billion of Private Education Loans, up 16 percent from $2.8 billion during the first nine months of 2012. In 2012, we originated $3.3 billion of Private Education Loans, up 22 percent from $2.7 billion in the prior year. The majority of our Private Education Loans earns variable rate interest and is funded primarily with variable rate liabilities. For the first nine months of 2013, the “Core Earnings” net interest margin was 4.17 percent compared with 4.15 percent during the first nine months of 2012. The Consumer Lending segment’s “Core Earnings” net interest margin was 4.13 percent in 2012 compared with 4.09 percent in 2011. For an explanation of Core Earnings, see “— Core Earnings” below. Our cost of funds can be influenced by a number of factors including the quality of the loans in our portfolio, our corporate credit rating, general economic conditions, investor demand for Private Education Loan asset-backed securities (ABS) and corporate unsecured debt and competition in the deposit market. At September 30, 2013 and December 31, 2012, approximately 51 percent and 52 percent, respectively, of our Private Education Loan portfolio was funded to term with non-recourse, long-term securitization debt.

FFELP Loans Segment

Net interest income will be the primary source of cash flow generated by this segment over the next 20 years as this portfolio amortizes. Interest earned on our FFELP Loans is indexed to one-month LIBOR rates and our cost of funds is primarily indexed to three-month LIBOR, creating the possibility of repricing risk related to these assets. For the first nine months of 2013, the FFELP Loans segment’s “Core Earnings” net interest margin was 0.87 percent compared with 0.82 percent during the first nine months of 2012. In 2012, the “Core Earnings” net interest margin was 0.84 percent compared with 0.98 percent in 2011.

The major source of variability in net interest income is expected to be Floor Income we earn on certain FFELP Loans. Pursuant to the terms of the FFELP, certain FFELP Loans continue to earn interest at the stated fixed rate of interest as underlying debt costs decrease. We refer to this additional spread income as “Floor Income.” Floor Income can be volatile. We frequently hedge this volatility by selling Floor Income Contracts which lock in the value of the Floor Income over the term of the contract.

As of September 30, 2013 and December 31, 2012, we had $106.3 billion and $125.6 billion, respectively, of FFELP Loans outstanding. At September 30, 2013 and December 31, 2012, approximately 83 percent and 82 percent, respectively, of our FFELP Loan portfolio was funded to term with non-recourse, long-term securitization debt.

Provisions for Loan Losses

Management estimates and maintains an allowance for loan losses at a level sufficient to cover charge-offs expected over the next two years, plus an additional allowance to cover life-of-loan expected losses for loans classified as a troubled debt restructuring (TDR). The provision for loan losses increases the related allowance for loan losses. Generally, the allowance for loan losses rises when charge-offs are expected to increase and falls when charge-offs are expected to decline. Our loss exposure and resulting provision for losses is small for FFELP Loans because we generally bear a maximum of three percent loss exposure on them. In contrast, we bear the full credit exposure on our Private Education Loans. Our provision for losses in our FFELP Loans segment was $42 million in the first nine months of 2013 compared with $54 million in the same period in 2012 and $72 million in 2012 compared with $86 million in 2011. Losses in our Consumer Lending segment are determined by risk characteristics such as school type, loan status (in-school, grace, forbearance, repayment and delinquency), loan seasoning (number of months in active repayment), underwriting criteria (e.g., credit scores), a cosigner and the current economic environment. Our provision for loan losses in our Consumer Lending segment was $607 million in the first nine months of 2013, down from $712 million in the same period last year and $1.0 billion in 2012 compared with $1.2 billion in 2011.

Charge-Offs and Delinquencies

When we conclude a loan is uncollectible, the unrecoverable portion of the loan is charged against the allowance for loan losses in the applicable segment. Charge-off data provides relevant information with respect to the performance of our loan portfolios. Management focuses on delinquencies as well as the progression of loans from early to late stage delinquency. The Consumer Lending segment’s charge-off rate was 2.7 percent of loans in repayment over the first nine months of 2013 compared with 3.1 percent in the same period in 2012 and 3.4 percent of loans in repayment in 2012 compared with 3.7 percent of loans in repayment in 2011. Delinquencies are a very important indicator of potential future credit performance. Private Education Loan delinquencies as a percentage of Private Education Loans in repayment decreased from 10.1 percent as of December 31, 2011 to 9.3 percent as of December 31, 2012, and decreased from 10.0 percent as of September 30, 2012 to 8.8 percent as of September 30, 2013.

Servicing and Contingency Revenues

We earn servicing revenues from servicing student loans and contingency revenue related to default aversion and contingency collections work we perform primarily on federal loans. The fees we recognize are primarily driven by our success in collecting or rehabilitating defaulted loans, the number of transactions processed and the underlying volume of loans we are servicing on behalf of others.

Other Income / (Loss)

In managing our loan portfolios and funding sources we periodically engage in sales of loans and the repurchase of our outstanding debt. In each case, depending on market conditions, we may incur gains or losses from these transactions that affect our results from operations.

Operating Expenses

The operating expenses reported for our Consumer Lending and Business Services segments are those that are directly attributable to the generation of revenues by those segments. The operating expenses for the FFELP Loans segment primarily represent an intercompany servicing charge from the Business Services segment and do not reflect our actual underlying costs incurred to service the loans. We have included corporate overhead expenses and certain information technology costs (together referred to as “Overhead”) in our Other segment rather than allocate those expenses by segment. Overhead expenses include executive management, the board of directors, accounting, finance, legal, human resources, stock-based compensation expense and certain information technology and infrastructure costs.

Core Earnings

We report financial results on a GAAP basis and also present certain “Core Earnings” performance measures. Our management, equity investors, credit rating agencies and debt capital providers use these “Core Earnings” measures to monitor our business performance. “Core Earnings” is the basis in which we prepare our segment disclosures as required by GAAP under ASC 280 “Segment Reporting.” See “Note 16 — Segment Reporting” to the audited consolidated financial statements included elsewhere in this information statement. For a full explanation of the contents and limitations of “Core Earnings,” see the discussion under “‘Core Earnings’ —Definition and Limitations” below.

Interim 2013 Summary of Results

GAAP net income for the first nine months of 2013 was $1.1 billion ($2.52 diluted earnings per common share), versus net income of $591 million ($1.18 diluted earnings per common share) in the same period last year. The changes in GAAP net income are driven by the same types of “Core Earnings” items discussed below as well as changes in “mark-to-market” unrealized gains and losses on derivative contracts and amortization and impairment of goodwill and intangible assets that are recognized in GAAP but not in “Core Earnings” results. Results for the first nine months of 2013 included $234 million of gains from derivative accounting treatment that is excluded from “Core Earnings” results. In the year-ago period, these amounts were losses of $324 million.

“Core Earnings” for the first nine months of 2013 were $1.015 billion ($2.22 diluted earnings per share), compared with $804 million ($1.61 diluted earnings per share) in the year-ago period. The increase in the first nine months of 2013 “Core Earnings” diluted earnings per share is primarily due to a $312 million gain from the sale of residual interests in FFELP Loan securitization trusts, a $117 million decline in the provision for loan losses, a $62 million increase in servicing and contingency revenue, a $38 million after-tax gain from the sale of our Campus Solutions business, as well as fewer common shares outstanding. These items more than offset a decrease in net interest income before provision for loan losses of $67 million (primarily as a result of the sales of residual interests in FFELP loan securitization trusts), lower debt repurchase gains of $54 million, higher operating expenses of $65 million (in part due to higher servicing and contingency volumes) and higher restructuring and other reorganization expenses of $37 million.

During the first nine months of 2013, we:

•	issued $5.5 billion of FFELP asset-backed securities (ABS), $3.1 billion of Private Education Loan ABS and $2.8 billion of unsecured bonds;

•	closed on a new $6.8 billion credit facility that matures in June 2014, to facilitate the term securitization of FFELP Loans;

•	closed on a new $1.1 billion asset-backed borrowing facility that matures in August 2015, which was used to fund the call and redemption of our SLM 2009-D Private Education Loan Trust ABS;

•	repurchased $997 million of debt and realized “Core Earnings” gains of $48 million, compared with $520 million of debt repurchased and $102 million of gains in the first nine months of 2012;

•	repurchased 19 million common shares for $400 million on the open market, fully utilizing our February 2013 share repurchase program authorization;

•	authorized $400 million in July 2013 to be utilized in a new common share repurchase program;

•

sold Residual Interests in FFELP Loan securitization trusts to third parties. We will continue to service the student loans in the trusts under existing agreements. The sales removed securitization trust assets of $12.5 billion and related liabilities of $12.1 billion from our balance sheet;

•	sold our Campus Solutions business for an after-tax gain of $38 million; and

•

announced the pending sale of our 529 college savings plan administration business in September 2013; upon the transaction’s closing, which is anticipated to occur in the fourth quarter of 2013, we expect to recognize a gain of approximately $0.14 per diluted share.

2013 Management Objectives

In 2013 we have set out five major goals to create stockholder value. They are: (1) prudently grow Consumer Lending segment assets and revenues; (2) maximize cash flows from FFELP Loans; (3) reduce operating expenses while improving efficiency and customer experience; (4) maintain our financial strength; and (5) expand the capabilities of Sallie Mae Bank. Here is how we plan to achieve these objectives and the progress we have made to date:

Prudently Grow Consumer Lending Segment Assets and Revenues

We will continue to pursue managed growth in our Private Education Loan portfolio in 2013 by leveraging our Sallie Mae and Upromise brand while sustaining the credit quality of, and percentage of cosigners for, new originations. We are currently targeting $3.8 billion in new loan originations for 2013, compared with $3.3 billion in 2012. We will also continue to help our customers manage their borrowings and succeed in their payoff, which we expect will result in lower charge-offs and provision for loan losses. Originations were 16 percent higher in the nine months ended September 30, 2013 compared with the year-ago period. For the nine months ended September 30, 2013, the provision for Private Education Loan losses decreased $105 million from the year-ago period. Charge-offs were 2.7 percent for the nine months ended September 30, 2013 down from 3.1 percent in the year-ago period. Our quarterly charge-off rate in the third quarter of 2013 was at the lowest level in five years.

Maximize Cash Flows from FFELP Loans

In 2013, we will continue to purchase additional FFELP Loan portfolios. Through September 30, 2013, we sold our ownership interest in five of our FFELP Loan securitization trusts ($12.5 billion of securitization trust assets and $12.1 billion of related liabilities). We will continue to explore alternative transactions and structures that can increase our ability to maximize the value of our ownership interests in these trusts and allow us to diversify our holdings while maintaining servicing fee income. We must also continue to reduce operating and overhead costs attributable to the maintenance and management of this segment. During the first nine months of 2013, we purchased $396 million of FFELP Loans, down from $3.011 billion in the year-ago period.

Reduce Operating Expenses While Improving Efficiency and Customer Experience

For 2013, we will reduce unit costs, and balance our Private Education Loan growth and the challenge of increased regulatory oversight. We also plan to improve efficiency and customer experience by replacing certain of our legacy systems and making enhancements to our self-service platform and call centers (including improved call segmentation that routes an in-bound customer call directly to the appropriate agent who can answer the customer’s inquiry). Operating expenses for the nine months ended September 30, 2013 were $737 million compared with $672 million in the year-ago period. The increase is primarily the result of increases in our third-party servicing and collections activities, increased Private Education Loan marketing activities, continued investments in technology, and an increase in pending litigation settlement expense. An example of becoming more efficient can be seen in our Consumer Lending segment; direct operating expenses as a percentage of revenues (revenues calculated as net interest income after provision plus total other income) were 33 percent and 35 percent in the nine months ended September 30, 2013 and 2012, respectively.

Maintain Our Financial Strength

In February 2013, we announced an increase in our quarterly common stock dividend to $0.15 per share and a new $400 million common share repurchase program. It is management’s objective for 2013 to provide these stockholder distributions while ending 2013 with capital and reserve positions as strong as those with which we ended 2012. We repurchased an aggregate of 19 million shares for $400 million in the six months ended June 30, 2013, fully utilizing the February 2013 share repurchase program authorization. On July 16, 2013, we authorized $400 million to be utilized in a new common share repurchase program that does not have an expiration date. There were no share repurchases during the third quarter of 2013. Additionally, on June 10, 2013, we closed on a new $6.8 billion credit facility that matures in June 2014, to facilitate the term securitization of FFELP Loans. The facility was used in June 2013 to refinance all of the FFELP Loans previously financed through the ED Conduit Program. As a result, we ended our participation in the ED Conduit Program. On July 17, 2013, we closed on a $1.1 billion asset-backed borrowing facility that matures on August 15, 2015. The facility was used to fund the call and redemption of our SLM 2009-D Private Education Loan Trust ABS, which occurred on August 15, 2013.

Expand Sallie Mae Bank Capabilities

Sallie Mae Bank continues to fund our Private Education Loan originations in 2013. We are continuing to evolve the operational and enterprise risk oversight program at Sallie Mae Bank in preparation for expected growth and becoming subject to the requirements established under the Dodd-Frank Act applicable to institutions with total assets greater than $10 billion, which will entail enhanced regulatory scrutiny. Following the separation and distribution, Sallie Mae Bank will be a wholly-owned subsidiary of SLM BankCo and NewCo will not originate Private Education Loans.

2012 Summary of Results

We operate in a challenging economic environment marked by high unemployment and uncertainty which adds uncertainty to Private Education Loan collectability. On July 1, 2010, the Health Care and Education

Reconciliation Act of 2010 (HCERA) eliminated FFELP Loan originations, a major source of our net income. All federal loans to students are now made through the DSLP.

GAAP 2012 net income was $939 million ($1.90 diluted earnings per share), versus net income of $633 million ($1.18 diluted earnings per share) in the prior year. The changes in GAAP net income are driven by the same “Core Earnings” items discussed below as well as changes in “mark-to-market” unrealized gains and losses on derivative contracts and amortization and impairment of goodwill and intangible assets that are recognized in GAAP but not in “Core Earnings” results. In 2012 and 2011, GAAP results included losses of $194 million and $540 million, respectively, resulting from derivative accounting treatment which is excluded from “Core Earnings” results.

“Core Earnings” for the year were $1.06 billion compared with $977 million in 2011. “Core Earnings” were up due to an $81 million increase in debt repurchase gains, a $215 million lower loan loss provision and a $108 million reduction in operating expenses, offset in part by a $246 million decrease in net interest income.

During 2012, we raised $2.7 billion of unsecured debt and issued $9.7 billion of FFELP ABS and $4.2 billion of Private Education Loan ABS. We also repurchased $711 million of debt and realized “Core Earnings” gains of $145 million in 2012, compared with $894 million and $64 million, respectively, in 2011.

2012 Management Objectives

In 2012 we set out five major goals to create stockholder value. They were: (1) prudently grow Consumer Lending segment assets and revenue; (2) sustain Business Services segment revenue; (3) maximize cash flows from FFELP Loans; (4) reduce our operating expenses; and (5) improve our financial strength. We believe we achieved each of these objectives in 2012. The following describes our performance relative to each of our 2012 goals.

Prudently Grow Consumer Lending Segment Assets and Revenues

We continued to pursue managed growth in our Private Education Loan portfolio in 2012, exceeding our target with $3.3 billion in new originations for the year compared with $2.7 billion in 2011, a 22 percent increase. The average FICO score of our 2012 originations was 748 and 90 percent of the originated loans were cosigned. We have reduced our Private Education Loan charge-off rate and provision for loan losses in the three years since 2009. For the year ended December 31, 2012 compared with the year ended December 31, 2009, “Core Earnings” charge-off rates (as a percentage of loans in repayment) and “Core Earnings” provision for loan losses declined by 43 percent and 28 percent, respectively.

“Core Earnings” net interest margin increased from 4.09 percent in 2011 to 4.13 percent. Charge-offs decreased to 3.37 percent of loans in repayment from 3.72 percent in 2011. Provision for loan losses decreased to $1.01 billion from $1.18 billion in 2011.

Sustain Business Services Segment Revenue

Our Business Services segment generates the majority of its net income from servicing and collecting on our FFELP Loan portfolio and FFELP Loans for others. As a result of the elimination of FFELP in 2010, these revenues are in decline. In 2012 we worked to offset these declines through two primary means — pursuing additional growth and expansion of our non-FFELP-related servicing and collection businesses and seeking to increase the FFELP-related loan servicing and collection work we do for third parties. In 2012 we also targeted significant growth in the total assets under management in our 529 college-savings plans. For the year ended December 31, 2012, our Business Services segment revenue was down 5 percent from the year-ago period primarily due to the amortization of our FFELP Loan portfolio. While we considered several servicing acquisitions beyond the education loan market we chose not to pursue them. Nonetheless, in 2012 we did achieve meaningful growth in a number of Business Services activities:

•

We serviced approximately 4.3 million accounts under the ED Servicing Contract as of December 31, 2012 compared to 3.6 million accounts at December 31, 2011. Market share under the ED Servicing Contract is set annually based on the performance rankings of the four servicing companies that are parties to the contracts. For the current contract year ending August 15, 2013, our allocation of new customer loans awarded under the ED Servicing Contract is 15 percent. We are not pleased with our overall 2012 performance ranking and remain focused on improving our performance relative to other servicers to increase our allocation for the next contract year. We plan to make these improvements by maintaining our focus on remaining a top performer in helping borrowers repay their loans and enhancing our customer experience, as further discussed below in our 2013 Management Objectives.

•

We provide collection services on defaulted student loans to ED. There are 21 other collection providers, of which we compete with 16 other providers for account allocation based on quarterly performance metrics. As a consistent top performer, first in the last quarterly performance metric, our share of allocated accounts has ranged from six percent to eight percent.

Maximize Cash Flows from FFELP Loans

In 2012 and the first nine months of 2013, we continued to purchase FFELP Loan portfolios from others. As cash flows from our existing FFELP Loans decline it becomes increasingly important that we reduce operating and overhead costs attributable to this segment. During 2012, we purchased $3.7 billion of FFELP Loans. We expect to make additional purchases during 2013. These acquisitions partially offset the approximately $5.2 billion of loans that were consolidated to ED in 2012 as part of their Special Direct Consolidation Loan Initiative, or SDCL.

Reduce Operating Expenses

In 2012 we remained focused on reducing operating expenses and achieved our 2012 cost-reduction goals. Our 2012 operating expenses were $897 million, a reduction from the $1.0 billion incurred in 2011.

Improve Our Financial Strength

It was management’s objective for 2012 to provide increased shareholder distributions while at the same time ending 2012 with a balance sheet and capital position as strong as or stronger than those with which we ended in 2011. We increased our regular quarterly common stock dividends to $0.125 per share in 2012, up from $0.10 per share for the last three quarters of 2011. During the year ended December 31, 2012, we repurchased 58 million shares of common stock, fully utilizing all $900 million of existing share repurchase authorizations. We did so while achieving $2.16 diluted “Core Earnings” per common share and maintaining our strong balance sheet and capital positions.

In 2012 we issued $9.7 billion in FFELP ABS, $4.2 billion in Private Education Loan ABS and $2.7 billion of unsecured bonds, while reducing our total debt to $169 billion at December 31, 2012, compared to $181 billion at December 31, 2011.

Results of Operations Nine Months ended September 30, 2013 and September 30, 2012

We first present the results of operations below for the nine months ended September 30, 2013 and 2012, on a consolidated basis in accordance with GAAP. Following our discussion of consolidated earnings results on a GAAP basis, we present our results on a segment basis: Consumer Lending, Business Services, FFELP Loans and Other. Since these segments operate in distinct business environments and we manage and evaluate the financial performance of these segments using non-GAAP financial measures, these segments are presented on a “Core Earnings” basis. See “‘Core Earnings’ — Definition and Limitations” below.

GAAP Statement of Income (Unaudited)

	Nine Months Ended September 30,		Increase (Decrease)
(In millions, except per share data)	2013	2012	$	%
Interest income:
FFELP Loans	$2,138	$2,459	$(321)	(13)%
Private Education Loans	1,884	1,856	28	2
Other loans	9	13	(4)	(31)
Cash and investments	13	16	(3)	(19)

Total interest income	4,044	4,344	(300)	(7)
Total interest expense	1,666	1,968	(302)	(15)

Net interest income	2,378	2,376	2	—
Less: provisions for loan losses	649	766	(117)	(15)

Net interest income after provisions for loan losses	1,729	1,610	119	7
Other income (loss):
Gains on sales of loans and investments	307	1	306	30,600
Losses on derivative and hedging activities, net	(140)	(600)	460	(77)
Servicing revenue	223	212	11	5
Contingency revenue	312	261	51	20
Gains on debt repurchases	42	102	(60)	(59)
Other income	66	39	27	69

Total other income	810	15	795	5,300
Expenses:
Operating expenses	737	672	65	10
Goodwill and acquired intangible asset impairment and amortization expense	10	13	(3)	(23)
Restructuring and other reorganization expenses	46	9	37	411

Total expenses	793	694	99	14

Income from continuing operations, before income tax expense	1,746	931	815	88
Income tax expense	645	340	305	90

Net income from continuing operations	1,101	591	510	86
Income (loss) from discontinued operations, net of tax expense (benefit)	47	(2)	49	2,450

Net income	1,148	589	559	95
Less: net loss attributable to noncontrolling interest	(1)	(2)	1	(50)

Net income attributable to SLM Corporation	1,149	591	558	94
Preferred stock dividends	15	15	—	—

Net income attributable to SLM Corporation common stock	$1,134	$576	$558	97%

Basic earnings per common share attributable to SLM Corporation:
Continuing operations	$2.46	$1.19	$1.27	107%
Discontinued operations	.10	—	.10	100

Total	$2.56	$1.19	$1.37	115%

Diluted earnings per common share attributable to SLM Corporation:
Continuing operations	$2.42	$1.18	$1.24	105%
Discontinued operations	.10	—	.10	100

Total	$2.52	$1.18	$1.34	114%

Dividends per common share attributable to SLM Corporation	$.45	$.375	$.075	20%

Consolidated Earnings Summary — GAAP-basis

Nine Months Ended September 30, 2013 Compared with Nine Months Ended September 30, 2012

For the nine months ended September 30, 2013, net income was $1.1 billion, or $2.52 diluted earnings per common share, compared with net income of $591 million, or $1.18 diluted earnings per common share, for the nine months ended September 30, 2012. The increase in net income was primarily due to a $460 million decrease in net losses on derivative and hedging activities, a $306 million increase in net gains on sales of loans and investments, a $117 million decrease in provisions for loan losses, a $49 million after-tax increase in income from discontinued operations and a $62 million increase in servicing and contingency revenue, which were partially offset by $60 million of lower gains on debt repurchases, higher operating expenses of $65 million and higher restructuring and other reorganization expenses of $37 million.

The primary contributors to each of the identified drivers of changes in net income for the current nine-month period compared with the year-ago nine-month period are as follows:

•

Net interest income increased by $2 million primarily due to a $50 million acceleration of non-cash premium expense recorded in the first half of 2012 related to ED’s consolidation of $5.2 billion of loans under the SDCL initiative that ended June 30, 2012. Offsetting this increase was a $19.5 billion decline in average FFELP Loans outstanding in part due to the sale of Residual Interests in FFELP Loan securitization trusts in the first half of 2013. There were approximately $12 billion of FFELP Loans in these trusts.

•

Provisions for loan losses declined $117 million primarily as a result of the overall improvement in Private Education Loans’ credit quality, delinquency and charge-off trends leading to decreases in expected future charge-offs.

•	Gains on sales of loans and investments increased by $306 million as a result of $312 million in gains on the sales of the Residual Interests in FFELP Loan securitization trusts.

•

Losses on derivative and hedging activities, net, resulted in a net loss of $140 million in the current nine-month period compared with a net loss of $600 million in the year-ago period. The primary factors affecting the change were interest rate and foreign currency fluctuations, which primarily affected the valuations of our Floor Income Contracts, basis swaps and foreign currency hedges during each period. Valuations of derivative instruments vary based upon many factors including changes in interest rates, credit risk, foreign currency fluctuations and other market factors. As a result, net gains and losses on derivative and hedging activities may continue to vary significantly in future periods.

•

Servicing and contingency revenue increased $62 million primarily from an increase in the number of accounts serviced and collection volumes in the nine months ended September 30, 2013 compared with the year-ago period.

•

Gains on debt repurchases decreased $60 million as we repurchased less debt in the current period. Debt repurchase activity will fluctuate based on market fundamentals and our liability management strategy.

•

Operating expenses increased $65 million primarily as a result of increases in our third-party servicing and collections activities, investments in technology, increased Private Education Loan marketing and an increase in pending litigation settlement expense.

•

Restructuring and other reorganization expenses were $46 million compared with $9 million in the year-ago period. For the first nine months of 2013, these consisted of $24 million primarily related to third-party costs incurred in connection with Existing SLM’s previously announced plan to separate its existing organization into two, separate, publicly-traded companies and $22 million related to severance. The $9 million of expenses in 2012 related to restructuring expenses.

•

Income from discontinued operations increased $49 million primarily as a result of the sale of our Campus Solutions business in the second quarter of 2013 which resulted in a $38 million after-tax gain.

In addition, we repurchased 19 million shares of our common stock for $400 million during the first nine months of 2013 as part of a common share repurchase program. Primarily as a result of ongoing common share repurchases, our average outstanding diluted shares decreased by 40 million shares from the year-ago period.

Results of Operations — 2012, 2011 and 2010

Set forth below are our annual results of operations for 2012, 2011 and 2010 on a consolidated basis in accordance with GAAP. As discussed earlier, we have four business segments: Consumer Lending, Business Services, FFELP Loans and Other. Since these segments operate in distinct business environments, the discussion following the Consolidated Earnings Summary is presented on a segment basis and is shown on a “Core Earnings” basis. See “Business” for further discussion on the components of each segment.

GAAP Consolidated Statements of Income

				Increase (Decrease)
	Years Ended December 31,			2012 vs. 2011		2011 vs. 2010
(Dollars in millions, except per share amounts)	2012	2011	2010	$	%	$	%
Interest income
FFELP Loans	$3,251	$3,461	$3,345	$(210)	(6)%	$116	3%
Private Education Loans	2,481	2,429	2,353	52	2	76	3
Other loans	16	21	30	(5)	(24)	(9)	(30)
Cash and investments	21	19	26	2	11	(7)	(27)

Total interest income	5,769	5,930	5,754	(161)	(3)	176	3
Total interest expense	2,561	2,401	2,275	160	7	126	6

Net interest income	3,208	3,529	3,479	(321)	(9)	50	1
Less: provisions for loan losses	1,080	1,295	1,419	(215)	(17)	(124)	(9)

Net interest income after provisions for loan losses	2,128	2,234	2,060	(106)	(5)	174	8
Other income (loss):
Gains (losses) on loans and investments, net	—	(35)	325	35	(100)	(360)	(111)
Losses on derivative and hedging activities, net	(628)	(959)	(361)	331	(35)	(598)	166
Servicing revenue	279	283	311	(4)	(1)	(28)	(9)
Contingency revenue	356	333	330	23	7	3	1
Gains on debt repurchases	145	38	317	107	282	(279)	(88)
Other income	92	69	5	23	33	64	1,260

Total other income (loss)	244	(271)	927	515	190	(1,198)	(129)
Expenses:
Operating expenses	897	1,005	1,130	(108)	(11)	(125)	(11)
Goodwill and acquired intangible assets impairment and amortization expense	27	21	543	6	29	(522)	(96)
Restructuring and other reorganization expenses	11	12	85	(1)	(8)	(73)	(86)

Total expenses	935	1,038	1,758	(103)	(10)	(720)	(41)

Income from continuing operations, before income tax expense	1,437	925	1,229	512	55	(304)	(25)
Income tax expense	498	328	500	170	52	(172)	(34)

Net income from continuing operations	939	597	729	342	57	(132)	(18)
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	35	(199)	(37)	(106)	234	118

Net income	937	632	530	305	48	102	19
Less: net loss attributable to noncontrolling interest	(2)	(1)	—	(1)	100	(1)	(100)

Net income attributable to SLM Corporation	939	633	530	306	48	103	19
Preferred stock dividends	20	18	72	2	11	(54)	(75)

Net income attributable to SLM Corporation common stock	$919	$615	$458	$304	49%	$157	34%

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.93	$1.12	$1.35	$.81	72%	$(.23)	(17)%
Discontinued operations	—	.07	(.41)	(.07)	(100)	.48	117

Total	$1.93	$1.19	$.94	$.74	62%	$.25	27%

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.90	$1.11	$1.35	$.79	71%	$(.24)	(18)%
Discontinued operations	—	.07	(.41)	(.07)	(100)	.48	117

Total	$1.90	$1.18	$.94	$.72	61%	$.24	26%

Dividends per common share	$.50	$.30	$—	$.20	67%	$.30	100%

Consolidated Earnings Summary — GAAP-basis

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

For the years ended December 31, 2012 and 2011, net income was $939 million, or $1.90 diluted earnings per common share, and $633 million, or $1.18 diluted earnings per common share, respectively. The increase in net income was primarily due to a $331 million decrease in net losses on derivative and hedging activities, a $215 million decrease in provisions for loan losses, a $108 million decrease in operating expenses and a $107 million increase in gains on debt repurchases, which more than offset the $321 million decline in net interest income.

The primary contributors to each of the identified drivers of changes in net income for the current year-end period compared with the year-ago period are as follows:

•

Net interest income declined by $321 million primarily due to an $11 billion reduction in average FFELP Loans outstanding and higher cost of funds, which were partly due to refinancing debt into longer term liabilities, as well as the impact from the acceleration of $50 million of non-cash loan premium amortization in the second quarter of 2012 related to SDCL. The decline in FFELP Loans outstanding was driven by normal loan amortization as well as loans that were consolidated under SDCL.

•

Provisions for loan losses decreased by $215 million primarily as a result of overall improvements in the credit quality and delinquency trends of the Private Education Loan portfolio. In second quarter 2012, we increased our focus on encouraging our customers to enter repayment plans in lieu of additional forbearance usage to better help customers manage their overall payment obligations. This change was expected to, and resulted in, an increase in charge-offs in fourth quarter 2012 which are expected to decline in 2013.

•

We did not incur any losses on loans and investments in 2012. In 2011, we recorded $26 million of impairment on certain investments in aircraft leveraged leases and a $9 million mark-to-market loss related to classifying our entire $12 million portfolio of non-U.S. dollar-denominated student loans as held-for-sale.

•

Net losses on derivative and hedging activities decreased by $331 million. The primary factors affecting the change were interest rate and foreign currency fluctuations, which primarily affected the valuations of our Floor Income Contracts, basis swaps and foreign currency hedges during each period. Valuations of derivative instruments vary based upon many factors including changes in interest rates, credit risk, foreign currency fluctuations and other market factors. As a result, net gains and losses on derivative and hedging activities may continue to vary significantly in future periods.

•	Gains on debt repurchases increased $107 million. Debt repurchase activity will fluctuate based on market fundamentals and our liability management strategy.

•	Operating expenses decreased $108 million primarily due to the realization in 2012 of the benefit of cost-cutting efforts we implemented throughout 2011.

•	Net income from discontinued operations decreased $37 million primarily due to the sale of our Purchased Paper — Non-Mortgage portfolio in 2011.

In addition, we repurchased 58.0 million shares and 19.1 million shares of our common stock during the years ended December 31, 2012 and 2011, respectively, as part of our common share repurchase program. Primarily as a result of these repurchases, our average outstanding diluted shares decreased by 40 million common shares.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

For the years ended December 31, 2011 and 2010, net income was $633 million, or $1.18 diluted earnings per common share, and $530 million, or $.94 diluted earnings per common share, respectively. The increase in net income for the year ended December 31, 2011 as compared with the prior year period was primarily due to $660 million of goodwill and intangible asset impairment charges, which were partially non-tax deductible, recorded in the year-ago period, a $124 million decrease in the provisions for loan losses, a $234 million increase in income from discontinued operations and $125 million of lower operating expenses. These improvements were partially offset by a $598 million increase in net losses on derivative and hedging activities, a $279 million decrease in gains on debt repurchases and a $360 million decrease in net gains on loans and investments.

The primary contributors to each component of net income for 2011 compared with 2010 are as follows:

•	Net interest income increased by $50 million primarily from incremental net interest income earned on $25 billion of securitized FFELP Loans acquired on December 31, 2010.

•	Provisions for loan losses decreased by $124 million, as a result of overall improvements in credit quality and delinquency and charge-off trends.

•

Gains on loans and investments, net, declined $360 million as a result of a $321 million gain recognized in the fourth quarter of 2010 from the sale of FFELP Loans to ED as part of the ED’s Loan Purchase Commitment Program (the Purchase Program) which ended in 2010. Also, in 2011 we recorded $26 million of impairment on certain aircraft leases and a $9 million mark-to-market loss related to classifying our entire $12 million portfolio of non-U.S. dollar-denominated student loans as held-for-sale.

•

Net losses on derivatives and hedging activities increased by $598 million primarily due to interest rate and foreign currency fluctuations, affecting the valuations of our Floor Income Contracts, basis swaps and foreign currency hedges during the period. Valuations of derivative instruments vary based upon many factors including changes in interest rates, credit risk, foreign currency fluctuations and other market factors. As a result, net gains and losses on derivatives and hedging activities may vary significantly in future periods.

•

Servicing revenue decreased by $28 million primarily due to the end of FFELP in 2010, thereby eliminating Guarantor issuance fees we had earned on new FFELP Loans. Outstanding FFELP Loans on which we earn additional fees also declined.

•

Gains on debt repurchases decreased $279 million as we repurchased less debt in 2011 compared to 2010. Debt repurchase activity fluctuates based on market fundamentals and our liability management strategy.

•

Other income increased by $64 million primarily as a result of a $25 million gain from the termination and replacement of a credit card affiliation contract and $27 million from an increase in foreign currency translation gains. The foreign currency translation gains relate to a portion of our foreign currency denominated debt that does not receive hedge accounting treatment. These gains were partially offset by “losses on derivative and hedging activities, net” line item in the consolidated statements of income related to the derivatives used to economically hedge these debt investments.

•	Operating expenses decreased $125 million primarily as a result of our on going cost savings initiative.

•

Goodwill and acquired intangible assets impairment and amortization expense declined $522 million compared with the prior year primarily due to the $512 million impairment from continuing operations recognized in the third quarter of 2010 in response to the passage of the HCERA, which resulted in the elimination of the FFELP and significantly reduced the future earnings potential for several of our reporting units.

•

Restructuring and other reorganization expenses decreased $73 million primarily as a result of the substantial completion of our plan for restructuring initiated in response to legislation ending FFELP in 2010.

•

The effective tax rates for the years ended December 31, 2011 and 2010 were 35 percent and 41 percent, respectively. The improvement in the effective tax rate was primarily driven by the impact of non-tax deductible goodwill impairments recorded in 2010.

•

Net income from discontinued operations for the year ended December 31, 2011 was $35 million compared with a net loss from discontinued operations of $199 million for the year ended December 31, 2010. The change was primarily driven by a $23 million after-tax gain realized from the sale of our Purchased Paper — Non-Mortgage portfolio in the third quarter of 2011 compared to $190 million of after-tax impairments recognized in 2010, of which $52 million related to adjusting the value of our Purchased Paper — Non-Mortgage business to its estimated fair value and $138 million were goodwill and intangible asset impairments related to our 529 college savings plan administration business.

“Core Earnings” — Definition and Limitations

We prepare financial statements in accordance with GAAP. However, we also evaluate our business segments on a basis that differs from GAAP. We refer to this different basis of presentation as “Core Earnings.” We provide this “Core Earnings” basis of presentation on a consolidated basis for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also refer to this information in our presentations with credit rating agencies, lenders and investors. Because our “Core Earnings” basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide “Core Earnings” disclosure in the notes to our consolidated financial statements for our business segments. For additional information, see “Note 16 — Segment Reporting” to the audited consolidated financial statements included elsewhere in this information statement.

“Core Earnings” are not a substitute for reported results under GAAP. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management. The two items for which we adjust our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets.

While GAAP provides a uniform, comprehensive basis of accounting our “Core Earnings” basis of presentation does not. “Core Earnings” are subject to certain general and specific limitations that investors should carefully consider. For example, there is no comprehensive, authoritative guidance for management reporting. Our “Core Earnings” are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Accordingly, our “Core Earnings” presentation does not represent a comprehensive basis of accounting. Investors, therefore, may not be able to compare our performance with that of other financial services companies based upon “Core Earnings” or similarly titled measures. “Core Earnings” results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely used by management, our board of directors, rating agencies, lenders and investors to assess performance.

Specific adjustments that management makes to GAAP results to derive our “Core Earnings” basis of presentation are described in detail in the section entitled “‘Core Earnings’ — Definition and Limitations — Differences between ‘Core Earnings’ and GAAP”.

The following tables show “Core Earnings” for each business segment and our business as a whole along with the adjustments made to the income/expense items to reconcile the amounts to our reported GAAP results as required by GAAP.

	Nine Months Ended September 30, 2013
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$1,884	$—	$1,755	$—	$—	$3,639	$612	$(229)		$383	$4,022
Other loans	—	—	—	9	—	9	—	—		—	9
Cash and investments	5	4	5	3	(4)	13	—	—		—	13

Total interest income	1,889	4	1,760	12	(4)	3,661	612	(229)		383	4,044
Total interest expense	613	—	978	36	(4)	1,623	44	(1	)(4)	43	1,666

Net interest income (loss)	1,276	4	782	(24)	—	2,038	568	(228)		340	2,378
Less: provisions for loan losses	607	—	42	—	—	649	—	—		—	649

Net interest income (loss) after provisions for loan losses	669	4	740	(24)	—	1,389	568	(228)		340	1,729
Other income (loss):
Gains (losses) on sales of loans and investments	—	—	312	(5)	—	307	—	—		—	307
Servicing revenue	31	541	60	—	(409)	223	—	—		—	223
Contingency revenue	—	312	—	—	—	312	—	—		—	312
Gains on debt repurchases	—	—	—	48	—	48	(6)	—		(6)	42
Other income (loss)	—	20	—	6	—	26	(562)	462	(5)	(100)	(74)

Total other income (loss)	31	873	372	49	(409)	916	(568)	462		(106)	810
Expenses:
Direct operating expenses	228	299	430	9	(409)	557	—	—		—	557
Overhead expenses	—	—	—	180	—	180	—	—		—	180

Operating expenses	228	299	430	189	(409)	737	—	—		—	737
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	10		10	10
Restructuring and other reorganization expenses	2	1	—	43	—	46	—	—		—	46

Total expenses	230	300	430	232	(409)	783	—	10		10	793

Income (loss) from continuing operations, before income tax expense (benefit)	470	577	682	(207)	—	1,522	—	224		224	1,746
Income tax expense (benefit)(3)	171	211	249	(75)	—	556	—	89		89	645

Net income (loss) from continuing operations	299	366	433	(132)	—	966	—	135		135	1,101
Income (loss) from discontinued operations, net of tax expense (benefit)	(1)	49	—	—	—	48	—	(1)		(1)	47

Net income (loss)	298	415	433	(132)	—	1,014	—	134		134	1,148
Less: net loss attributable to noncontrolling interest	—	(1)	—	—	—	(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$298	$416	$433	$(132)	$—	$1,015	$—	$134		$134	$1,149

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Nine Months Ended September 30, 2013
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$340	$—	$340
Total other loss	(106)	—	(106)
Goodwill and acquired intangible asset impairment and amortization	—	10	10

“Core Earnings” adjustments to GAAP	$234	$(10)	224

Income tax expense			89
Loss from discontinued operations, net of tax benefit			(1)

Net income			$134

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $41 million of “other derivative accounting adjustments.”

(5)	Represents the $422 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $41 million of “other derivative accounting adjustments.”

	Nine Months Ended September 30, 2012
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$1,856	$—	$2,090	$—	$—	$3,946	$643	$(274)		$369	$4,315
Other loans	—	—	—	13	—	13	—	—		—	13
Cash and investments	6	5	10	—	(5)	16	—	—		—	16

Total interest income	1,862	5	2,100	13	(5)	3,975	643	(274)		369	4,344
Total interest expense	616	—	1,233	26	(5)	1,870	95	3	(4)	98	1,968

Net interest income (loss)	1,246	5	867	(13)	—	2,105	548	(277)		271	2,376
Less: provisions for loan losses	712	—	54	—	—	766	—	—		—	766

Net interest income (loss) after provisions for loan losses	534	5	813	(13)	—	1,339	548	(277)		271	1,610
Other income (loss):
Gains on sales of loans and investments	—	—	—	1	—	1	—	—		—	1
Servicing revenue	36	619	68	1	(512)	212	—	—		—	212
Contingency revenue	—	261	—	—	—	261	—	—		—	261
Gains on debt repurchases	—	—	—	102	—	102	—	—		—	102
Other income (loss)	—	25	—	9	—	34	(548)	(47	)(5)	(595)	(561)

Total other income (loss)	36	905	68	113	(512)	610	(548)	(47)		(595)	15
Expenses:
Direct operating expenses	199	269	537	10	(512)	503	—	—		—	503
Overhead expenses	—	—	—	169	—	169	—	—		—	169

Operating expenses	199	269	537	179	(512)	672	—	—		—	672
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	13		13	13
Restructuring and other reorganization expenses	3	2	—	4	—	9	—	—		—	9

Total expenses	202	271	537	183	(512)	681	—	13		13	694

Income (loss) from continuing operations, before income tax expense (benefit)	368	639	344	(83)	—	1,268	—	(337)		(337)	931
Income tax expense (benefit)(3)	134	234	126	(29)	—	465	—	(125)		(125)	340

Net income (loss) from continuing operations	234	405	218	(54)	—	803	—	(212)		(212)	591
Loss from discontinued operations, net of tax benefit	(1)	—	—	—	—	(1)	—	(1)		(1)	(2)

Net income (loss)	233	405	218	(54)	—	802	—	(213)		(213)	589
Less: net loss attributable to noncontrolling interest	—	(2)	—	—	—	(2)	—	—		—	(2)

Net income (loss) attributable to SLM Corporation	$233	$407	$218	$(54)	$—	$804	$—	$(213)		$(213)	$591

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Nine Months Ended September 30, 2012
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$271	$—	$271
Total other loss	(595)	—	(595)
Goodwill and acquired intangible asset impairment and amortization	—	13	13

“Core Earnings” adjustments to GAAP	$(324)	$(13)	(337)

Income tax benefit			(125)
Loss from discontinued operations, net of tax benefit			(1)

Net loss			$(213)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $2 million of “other derivative accounting adjustments.”

(5)	Represents the $(52) million of “unrealized gains (losses) on derivative and hedging activities, net” as well as the remaining portion of the $2 million of “other derivative accounting adjustments.”

	Year Ended December 31, 2012
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total GAAP
							Reclassifications	Additions/ (Subtractions)	Total Adjustments(2)
Interest income:
Student loans	$2,481	$—	$2,744	$—	$—	$5,225	$858	$(351)	$507	$5,732
Other loans	—	—	—	16	—	16	—	—	—	16
Cash and investments	7	7	11	2	(6)	21	—	—	—	21

Total interest income	2,488	7	2,755	18	(6)	5,262	858	(351)	507	5,769
Total interest expense	822	—	1,591	37	(6)	2,444	115	2 (4)	117	2,561

Net interest income (loss)	1,666	7	1,164	(19)	—	2,818	743	(353)	390	3,208
Less: provisions for loan losses	1,008	—	72	—	—	1,080	—	—	—	1,080

Net interest income (loss) after provisions for loan losses	658	7	1,092	(19)	—	1,738	743	(353)	390	2,128
Other income (loss):
Servicing revenue	46	813	90	—	(670)	279	—	—	—	279
Contingency revenue	—	356	—	—	—	356	—	—	—	356
Gains on debt repurchases	—	—	—	145	—	145	—	—	—	145
Other income (loss)	—	33	—	15	—	48	(743)	159 (5)	(584)	(536)

Total other income (loss)	46	1,202	90	160	(670)	828	(743)	159	(584)	244
Expenses:
Direct operating expenses	265	364	702	12	(670)	673	—	—	—	673
Overhead expenses	—	—	—	224	—	224	—	—	—	224
Operating expenses	265	364	702	236	(670)	897	—	—	—	897
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	27	27	27
Restructuring and other reorganization expenses	3	3	—	5	—	11	—	—	—	11

Total expenses	268	367	702	241	(670)	908	—	27	27	935

Income (loss) from continuing operations, before income tax expense (benefit)	436	842	480	(100)	—	1,658	—	(221)	(221)	1,437
Income tax expense (benefit)(3)	157	303	173	(36)	—	597	—	(99	(99)	498

Net income (loss) from continuing operations	279	539	307	(64)	—	1,061	—	(122)	(122)	939
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	—	—	1	—	(1)	—	(1)	(1)	(2)

Net income (loss)	277	539	307	(63)	—	1,060	—	(123)	(123)	937
Less: net loss attributable to noncontrolling interest	—	(2)	—	—	—	(2)	—	—	—	(2)

Net income (loss) attributable to SLM Corporation	$277	$541	$307	$(63)	$—	$1,062	$—	$(123)	$(123)	$939

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Year Ended December 31, 2012
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$390	$—	$390
Total other loss	(584)	—	(584)
Goodwill and acquired intangible asset impairment and amortization	—	27	27

Total “Core Earnings” adjustments to GAAP	$(194)	$(27)	(221)

Income tax benefit			(99)
Loss from discontinued operations, net of tax benefit			(1)

Net loss			$(123)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $42 million of “other derivative accounting adjustments.”

(5)	Represents the $115 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $42 million of “other derivative accounting adjustments.”

(Dollars in millions)	Year Ended December 31, 2011
	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$2,429	$—	$2,914	$—	$—	$5,343	$902	$(355)		$547	$5,890
Other loans	—	—	—	21	—	21	—	—		—	21
Cash and investments	9	8	5	5	(8)	19	—	—		—	19

Total interest income	2,438	8	2,919	26	(8)	5,383	902	(355)		547	5,930
Total interest expense	801	—	1,472	54	(8)	2,319	71	11	(4)	82	2,401

Net interest income	1,637	8	1,447	(28)	—	3,064	831	(366)		465	3,529
Less: provisions for loan losses	1,179	—	86	30	—	1,295	—	—		—	1,295

Net interest income after provisions for loan losses	458	8	1,361	(58)	—	1,769	831	(366)		465	2,234
Other income (loss):
Servicing revenue	64	872	86	—	(739)	283	—	—		—	283
Contingency revenue	—	333	—	—	—	333	—	—		—	333
Gains on debt repurchases	—	—	—	64	—	64	(26)	—		(26)	38
Other income (loss)	(9)	69	—	(6)	—	54	(805)	(174	)(5)	(979)	(925)

Total other income (loss)	55	1,274	86	58	(739)	734	(831)	(174)		(1,005)	(271)
Expenses:
Direct operating expenses	291	393	772	19	(739)	736	—	—		—	736
Overhead expenses	—	—	—	269	—	269	—	—		—	269

Operating expenses	291	393	772	288	(739)	1,005	—	—		—	1,005
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	21		21	21
Restructuring and other reorganization expenses	3	5	1	3	—	12	—	—		—	12

Total expenses	294	398	773	291	(739)	1,017	—	21		21	1,038

Income (loss) from continuing operations, before income tax expense (benefit)	219	884	674	(291)	—	1,486	—	(561)		(561)	925
Income tax expense (benefit)(3)	81	325	248	(107)	—	547	—	(219)		(219)	328

Net income (loss) from continuing operations	138	559	426	(184)	—	939	—	(342)		(342)	597
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	5	—	34	—	37	—	(2)		(2)	35

Net income (loss)	136	564	426	(150)	—	976	—	(344)		(344)	632
Less: loss attributable to noncontrolling interest	—	(1)	—	—	—	(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$136	$565	$426	$(150)	$—	$977	$—	$(344)		$(344)	$633

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Year Ended December 31, 2011
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$465	$—	$465
Total other loss	(1,005)	—	(1,005)
Goodwill and acquired intangible asset impairment and amortization	—	21	21

Total “Core Earnings” adjustments to GAAP	$(540)	$(21)	(561)

Income tax benefit			(219)
Loss from discontinued operations, net of tax benefit			(2)

Net loss			$(344)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(32) million of “other derivative accounting adjustments.”

(5)	Represents the $(153) million of “unrealized losses on derivative and hedging activities, net” as well as the remaining portion of the $(32) million of “other derivative accounting adjustments.”

	Year Ended December 31, 2010
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total GAAP
							Reclassifications	Additions/ (Subtractions)	Total Adjustments(2)
Interest income:
Student loans	$2,353	$—	$2,766	$—	$—	$5,119	$888	$(309)	$579	$5,698
Other loans	—	—	—	30	—	30	—	—	—	30
Cash and investments	15	12	8	3	(12)	26	—	—	—	26

Total interest income	2,368	12	2,774	33	(12)	5,175	888	(309)	579	5,754
Total interest expense	753	—	1,408	44	(12)	2,193	69	13 (4)	82	2,275

Net interest income	1,615	12	1,366	(11)	—	2,982	819	(322)	497	3,479
Less: provisions for loan losses	1,298	—	98	23	—	1,419	—	—	—	1,419

Net interest income after provisions for loan losses	317	12	1,268	(34)	—	1,563	819	(322)	497	2,060
Other income (loss):
Servicing revenue	73	818	68	—	(648)	311	—	—	—	311
Contingency revenue	—	330	—	—	—	330	—	—	—	330
Gains on debt repurchases	—	—	—	317	—	317	—	—	—	317
Other income (loss)	—	50	312	22	—	384	(819)	404 (5)	(415)	(31)

Total other income (loss)	73	1,198	380	339	(648)	1,342	(819)	404	(415)	927
Expenses:
Direct operating expenses	352	411	699	12	(648)	826	—	—	—	826
Overhead expenses	—	—	—	304	—	304	—	—	—	304

Operating expenses	352	411	699	316	(648)	1,130	—	—	—	1,130
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	543	543	543
Restructuring and other reorganization expenses	12	6	55	12	—	85	—	—	—	85

Total expenses	364	417	754	328	(648)	1,215	—	543	543	1,758

Income (loss) from continuing operations, before income tax expense (benefit)	26	793	894	(23)	—	1,690	—	(461)	(461)	1,229
Income tax expense (benefit)(3)	9	286	322	(11)	—	606	—	(106)	(106)	500

Net income (loss) from continuing operations	17	507	572	(12)	—	1,084	—	(355)	(355)	729
Income (loss) from discontinued operations, net tax expense (benefit)	(3)	12	—	(65)	—	(56)	—	(143)	(143)	(199)

Net income (loss)	$14	$519	$572	$(77)	$—	$1,028	$—	$(498)	$(498)	$530

(1)

The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustment to GAAP:

	Year Ended December 31, 2010
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$497	$—	$497
Total other loss	(415)	—	(415)
Goodwill and acquired intangible asset impairment and amortization	—	543	543

Total “Core Earnings” adjustments to GAAP	$82	$(543)	(461)

Income tax benefit			(106)
Loss from discontinued operations, net of tax benefit			(143)

Net loss			$(498)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(63) million of “other derivative accounting adjustments.”

(5)	Represents the $454 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $(63) million of “other derivative accounting adjustments.”

Differences between “Core Earnings” and GAAP

The two adjustments required to reconcile from our “Core Earnings” results to our GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. The following table reflects aggregate adjustments associated with these areas.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
“Core Earnings” adjustments to GAAP:
Net impact of derivative accounting	$234	$(324)	$(194)	$(540)	$82
Net impact of goodwill and acquired intangible assets	(10)	(13)	(27)	(21)	(543)
Net income tax effect	(89)	125	99	219	106
Net effect from discontinued operations	(1)	(1)	(1)	(2)	(143)

Total “Core Earnings” adjustments to GAAP	$134	$(213)	$(123)	$(344)	$(498)

1) Derivative Accounting: “Core Earnings” exclude periodic unrealized gains and losses that are caused by the mark-to-market valuations on derivatives that do not qualify for hedge accounting treatment under GAAP as well as the periodic unrealized gains and losses that are a result of ineffectiveness recognized related to effective hedges under GAAP. These unrealized gains and losses occur in our Consumer Lending, FFELP Loans and Other business segments. Under GAAP, for our derivatives that are held to maturity, the cumulative net unrealized gain or loss over the life of the contract will equal $0 except for Floor Income Contracts where the cumulative unrealized gain will equal the amount for which we sold the contract. In our “Core Earnings” presentation, we recognize the economic effect of these hedges, which generally results in any net settlement cash paid or received being recognized ratably as an interest expense or revenue over the hedged item’s life.

The accounting for derivatives requires that changes in the fair value of derivative instruments be recognized currently in earnings, with no fair value adjustment of the hedged item, unless specific hedge accounting criteria are met. We believe that our derivatives are effective economic hedges, and as such, are a critical element of our interest rate and foreign currency risk management strategy. However, some of our derivatives, primarily Floor Income Contracts and certain basis swaps, do not qualify for hedge accounting treatment and the stand-alone derivative must be marked-to-market in the income statement with no consideration for the corresponding change in fair value of the hedged item. These gains and losses recorded in “Gains (losses) on derivative and hedging activities, net” are primarily caused by interest rate and foreign currency exchange rate volatility and changing credit spreads during the period as well as the volume and term of derivatives not receiving hedge accounting treatment.

Our Floor Income Contracts are written options that must meet more stringent requirements than other hedging relationships to achieve hedge effectiveness. Specifically, our Floor Income Contracts do not qualify for hedge accounting treatment because the pay down of principal of the student loans underlying the Floor Income embedded in those student loans does not exactly match the change in the notional amount of our written Floor Income Contracts. Additionally, the term, the interest rate index, and the interest rate index reset frequency of the Floor Income Contract can be different than that of the student loans. Under derivative accounting treatment, the upfront payment is deemed a liability and changes in fair value are recorded through income throughout the life of the contract. The change in the value of Floor Income Contracts is primarily caused by changing interest rates that cause the amount of Floor Income earned on the underlying student loans and paid to the counterparties to vary. This is economically offset by the change in value of the student loan portfolio earning Floor Income but that offsetting change in value is not recognized. We believe the Floor Income Contracts are economic hedges because they effectively fix the amount of Floor Income earned over the contract period, thus eliminating the timing and uncertainty that changes in interest rates can have on Floor Income for that period. Therefore, for purposes of “Core Earnings,” we have removed the unrealized gains and losses related to these contracts and added back the amortization of the net premiums received on the Floor Income Contracts. The amortization of the net premiums received on the Floor Income Contracts for “Core Earnings” is reflected in student loan interest income. Under GAAP accounting, the premiums received on the Floor Income Contracts are recorded as revenue in the “gains (losses) on derivative and hedging activities, net” line item by the end of the contracts’ lives.

Basis swaps are used to convert floating rate debt from one floating interest rate index to another to better match the interest rate characteristics of the assets financed by that debt. We primarily use basis swaps to hedge our student loan assets that are primarily indexed to LIBOR, Prime or Treasury bill index (for $128 billion of our FFELP assets as of April 1, 2012, we elected to change the index from commercial paper to LIBOR; see “FFELP Loans Segment — FFELP Loans Net Interest Margin” for further discussion). In addition, we use basis swaps to convert debt indexed to the Consumer Price Index to three-month LIBOR debt. The accounting for derivatives requires that when using basis swaps, the change in the cash flows of the hedge effectively offset both the change in the cash flows of the asset and the change in the cash flows of the liability. Our basis swaps hedge variable interest rate risk; however, they generally do not meet this effectiveness test because the index of the swap does not exactly match the index of the hedged assets as required for hedge accounting treatment. Additionally, some of our FFELP Loans can earn at either a variable or a fixed interest rate depending on market interest rates and therefore swaps economically hedging these FFELP Loans do not meet the criteria for hedge accounting treatment. As a result, under GAAP, these swaps are recorded at fair value with changes in fair value reflected currently in the income statement.

The table below quantifies the adjustments for derivative accounting between GAAP and “Core Earnings” net income.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
“Core Earnings” derivative adjustments:
Losses on derivative and hedging activities, net, included in other income	$(140)	$(600)	$(628)	$(959)	$(361)
Plus: Realized losses on derivative and hedging activities, net(1)	562	548	743	806	815
Unrealized gains (losses) on derivative and hedging activities, net(2)	422	(52)	115	(153)	454
Amortization of net premiums on Floor Income Contracts in net interest income for “Core Earnings”	(229)	(274)	(351)	(355)	(309)
Other derivative accounting adjustments(3)	41	2	42	(32)	(63)

Total net impact of derivative accounting(4)	$234	$(324)	$(194)	$(540)	$82

(1)	See “Reclassification of Realized Gains (Losses) on Derivative and Hedging Activities” below for a detailed breakdown of the components of realized losses on derivative and hedging activities.

(2)	“Unrealized gains on derivative and hedging activities, net” comprises the following unrealized mark-to-market gains (losses):

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Floor Income Contracts	$601	$174	$412	$(267)	$156
Basis swaps	(13)	(55)	(66)	104	341
Foreign currency hedges	(145)	(144)	(199)	(32)	(83)
Other	(21)	(27)	(32)	42	40

Total unrealized gains (losses) on derivative and hedging activities, net	$422	$(52)	$115	$(153)	$454

(3)

Other derivative accounting adjustments consist of adjustments related to: (1) foreign currency denominated debt that is adjusted to spot foreign exchange rates for GAAP where such adjustment are reversed for “Core Earnings” and (2) certain terminated derivatives that did not receive hedge accounting treatment under GAAP but were economic hedges under “Core Earnings” and, as a result, such gains or losses amortized into “Core Earnings” over the life of the hedged item.

(4)	Negative amounts are subtracted from “Core Earnings” net income to arrive at GAAP net income and positive amounts are added to “Core Earnings” net income to arrive at GAAP net income.

Reclassification of Realized Gains (Losses) on Derivative and Hedging Activities

Derivative accounting requires net settlement income/expense on derivatives and realized gains/losses related to derivative dispositions (collectively referred to as “realized gains (losses) on derivative and hedging activities”) that do not qualify as hedges to be recorded in a separate income statement line item below net interest income. Under our “Core Earnings” presentation, these gains and losses are reclassified to the income statement line item of the economically hedged item. For our “Core Earnings” net interest margin, this would primarily include: (a) reclassifying the net settlement amounts related to our Floor Income Contracts to student loan interest income and (b) reclassifying the net settlement amounts related to certain of our basis swaps to debt interest expense. The table below summarizes the realized losses on derivative and hedging activities and the associated reclassification on a “Core Earnings” basis.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Reclassification of realized gains (losses) on derivative and hedging activities:
Net settlement expense on Floor Income Contracts reclassified to net interest income	$(612)	$(643)	$(858)	$(902)	$(888)
Net settlement income on interest rate swaps reclassified to net interest income	44	95	115	71	69
Foreign exchange derivatives gains (losses) reclassified to other income	—	—	—	—	—
Net realized gains on terminated derivative contracts reclassified to other income	6	—	—	25	4

Total reclassifications of realized losses on derivative and hedging activities	$(562)	$(548)	$(743)	$(806)	$(815)

Cumulative Impact of Derivative Accounting under GAAP compared to “Core Earnings”

As of September 30, 2013 and December 31, 2012, derivative accounting has reduced GAAP equity by approximately $936 million and $1.1 billion, respectively, as a result of cumulative net unrealized losses (after tax) recognized under GAAP, but not in “Core Earnings.” The following table rolls forward the cumulative impact to GAAP equity due to these unrealized after tax net losses related to derivative accounting.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Beginning impact of derivative accounting on GAAP equity	$(1,080)	$(977)	$(977)	$(676)	$(737)
Net impact of net unrealized gains (losses) under derivative accounting(1)	144	(206)	(103)	(301)	61

Ending impact of derivative accounting on GAAP equity	$(936)	$(1,183)	$(1,080)	$(977)	$(676)

(1)	Net impact of net unrealized gains (losses) under derivative accounting is composed of the following:

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Total pre-tax net impact of derivative accounting recognized in net income(a)	$234	$(324)	$(194)	$(540)	$82
Tax impact of derivative accounting adjustments recognized in net income	(107)	112	82	208	(26)
Change in unrealized gain (losses) on derivatives, net of tax recognized in other comprehensive income	17	6	9	31	5

Net impact of net unrealized gains (losses) under derivative accounting	$144	$(206)	$(103)	$(301)	$61

(a)	See “‘Core Earnings’ derivative adjustments” table above.

Net Floor premiums received on Floor Income Contracts that have not been amortized into “Core Earnings” as of the respective year-ends are presented in the table below. These net premiums will be recognized in “Core Earnings” in future periods and are presented net of tax. As of September 30, 2013, the remaining amortization term of the net floor premiums was approximately 2.75 years for existing contracts. Historically, we have sold Floor Income Contracts on a periodic basis and depending upon market conditions and pricing, we may enter into additional Floor Income Contracts in the future. The balance of unamortized Floor Income Contracts will increase as we sell new contracts and decline due to the amortization of existing contracts.

	September 30,		December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Unamortized net Floor premiums (net of tax)	$(403)	$(600)	$(551)	$(772)	$(363)

2) Goodwill and Acquired Intangible Assets: Our “Core Earnings” exclude goodwill and intangible asset impairment and the amortization of acquired intangible assets. The following table summarizes the goodwill and acquired intangible asset adjustments.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Goodwill and intangible impairment of acquired intangible assets	$—	$—	$(9)	$—	$(512)
Amortization of acquired intangible assets	(10)	(13)	(18)	(21)	(31)

Total “Core Earnings” goodwill and acquired intangible asset adjustments(1)	$(10)	$(13)	$(27)	$(21)	$(543)

(1)	Negative amounts are subtracted from “Core Earnings” to arrive at GAAP net income and positive amounts are added to “Core Earnings” to arrive at GAAP net income.

Business Segment Earnings Summary — “Core Earnings” Basis

Consumer Lending Segment

The following tables include “Core Earnings” results for our Consumer Lending segment for the periods presented.

	Nine Months Ended September 30,		% Increase (Decrease)	Years Ended December 31,			% Increase (Decrease)
(Dollars in millions)	2013	2012	2013 vs. 2012	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
“Core Earnings” interest income:
Private Education Loans	$1,884	$1,856	2%	$2,481	$2,429	$2,353	2%	3%
Cash and investments	5	6	(17)	7	9	15	(22)	(40)

Total “Core Earnings” interest income	1,889	1,862	1	2,488	2,438	2,368	2	3
Total “Core Earnings” interest expense	613	616	—	822	801	753	3	6

Net “Core Earnings” interest income	1,276	1,246	2	1,666	1,637	1,615	2	1
Less: provision for loan losses	607	712	(15)	1,008	1,179	1,298	(15)	(9)

Net “Core Earnings” interest income after provision for loan losses	669	534	25	658	458	317	44	44
Servicing revenue	31	36	(14)	46	64	73	(28)	(12)
Other income (loss)	—	—	—	—	(9)	—	100	(100)

Total income	31	36	(14)	46	55	73	(16)	(25)
Direct operating expenses	228	199	15	265	291	352	(9)	(17)
Restructuring and other reorganization expenses	2	3	(33)	3	3	12	—	(75)

Total expenses	230	202	14	268	294	364	(9)	(19)

Income from continuing operations, before income tax expense	470	368	28	436	219	26	99	742
Income tax expense	171	134	28	157	81	9	94	800

Net income from continuing operations	299	234	28	279	138	17	102	712
Loss from discontinued operations, net of tax benefit	(1)	(1)	—	(2)	(2)	(3)	—	(33)

“Core Earnings”	$298	$233	28%	$277	$136	$14	104%	871%

For the nine months ended September 30, 2013, “Core Earnings” were $298 million, compared with $233 million in the year-ago period. The increase is primarily the result of a $105 million decrease in the provision for Private Education Loan losses.

Private Education Loan portfolio results for the nine months ended September 30, 2013 versus the year-ago period included:

•	Loan originations of $3.3 billion, up 16 percent.

•	Delinquencies of 90 days or more of 3.8 percent of loans in repayment, down from 5.3 percent.

•	Loans in forbearance of 3.4 percent of loans in repayment and forbearance, up from 3.2 percent.

•	Annualized charge-off rate of 2.7 percent of average loans in repayment, down from 3.1 percent.

•	Provision for Private Education Loan losses of $607 million, down from $712 million.

•	“Core Earnings” net interest margin, before loan loss provision, of 4.17 percent, up from 4.15 percent.

•	The portfolio balance, net of loan loss allowance, totaled $37.8 billion, a $651 million increase over the year-ago period.

“Core Earnings” were $277 million in 2012, compared with $136 million in 2011 and $14 million in 2010. This increase was primarily the result of lower provision for loan losses and operating expenses as well as an increase in net interest income.

2012 highlights compared with 2011 included:

•	Loan originations increased to $3.3 billion, up 22 percent from $2.7 billion.

•	The portfolio, net of loan loss allowance, totaled $36.9 billion at December 31, 2012, compared with $36.3 billion at December 31, 2011.

•	Net interest margin, before loan loss provision, improved to 4.13 percent, up from 4.09 percent.

•	Provision for Private Education Loan losses decreased to 1.0 billion from 1.2 billion.

•	Delinquencies of 90 days or more (as a percentage of loans in repayment) improved to 4.6 percent, compared with 4.9 percent.

•	Loans in forbearance decreased to 3.5 percent of loans in repayment and forbearance, down from 4.4 percent.

•	The annual charge-off rate (as a percentage of loans in repayment) improved to 3.4 percent, compared with 3.7 percent.

Consumer Lending Net Interest Margin

The following table shows the Consumer Lending “Core Earnings” net interest margin along with reconciliation to the GAAP-basis Consumer Lending net interest margin before provision for loan losses for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
“Core Earnings” basis Private Education Loan yield	6.38%	6.38%	6.36%	6.34%	6.15%
Discount amortization	.21	.22	.22	.23	.29

“Core Earnings” basis Private Education Loan net yield	6.59	6.60	6.58	6.57	6.44
“Core Earnings” basis Private Education Loan cost of funds	(2.02)	(2.05)	(2.04)	(1.99)	(1.79)

“Core Earnings” basis Private Education Loan spread	4.57	4.55	4.54	4.58	4.65
“Core Earnings” basis other interest-earning asset spread impact	(.40)	(.40)	(.41)	(.49)	(.80)

“Core Earnings” basis Consumer Lending net interest margin(1)	4.17%	4.15%	4.13%	4.09%	3.85%

“Core Earnings” basis Consumer Lending net interest margin(1)	4.17%	4.15%	4.13%	4.09%	3.85%
Adjustment for GAAP accounting treatment(2)	(.04)	(.11)	(.10)	(.08)	.02

GAAP basis Consumer Lending net interest margin(1)	4.13%	4.04%	4.03%	4.01%	3.87%

(1)	The average balances of our Consumer Lending “Core Earnings” basis interest-earning assets for the respective periods are:

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Private Education Loans	$38,220	$37,612	$37,691	$36,955	$36,534
Other interest-earning assets	2,660	2,436	2,572	3,015	5,204

Total Consumer Lending “Core Earnings” basis interest-earning assets	$40,880	$40,048	$40,263	$39,970	$41,738

(2)

Represents the reclassification of periodic interest accruals on derivative contracts from net interest income to other income and other derivative accounting adjustments. For further discussion of these adjustments, see section titled “‘Core Earnings’—Definition and Limitations — Difference between ‘Core Earnings’ and GAAP” above.

The change in the “Core Earnings” basis Consumer Lending net interest margin for 2012 compared to prior-year periods is primarily due to spread impacts from changes in the average balances of our other interest-earning assets. These assets consist primarily of securitization trust restricted cash and cash held at Sallie Mae Bank. Our other interest-earning asset portfolio yields a negative net interest margin and, as a result, when its relative weighting changes compared to the Private Education Loan portfolio, the overall net interest margin is impacted.

Private Education Loans Provision for Loan Losses and Charge-Offs

The following tables summarize the total Private Education Loans provision for loan losses and charge-offs for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Private Education Loan provision for loan losses	$607	$712	$1,008	$1,179	$1,298
Private Education Loan charge-offs	$649	$709	$1,037	$1,072	$1,291

In establishing the allowance for Private Education Loan losses as of September 30, 2013, we considered several factors with respect to our Private Education Loan portfolio. In particular, we continue to see improvement in credit quality and continuing positive delinquency and charge-off trends in connection with this portfolio. Improving credit quality is seen in higher FICO scores and cosigner rates as well as a more seasoned portfolio. Total loans delinquent (as a percentage of loans in repayment) have decreased to 8.8 percent from 10.0 percent in the year-ago quarter. Loans greater than 90 days delinquent (as a percentage of loans in repayment) have decreased to 3.8 percent from 5.3 percent in the year-ago quarter. The charge-off rate decreased to 2.6 percent from 3.2 percent in the year-ago quarter. Loans in forbearance (as a percentage of loans in repayment and forbearance) increased to 3.4 percent from 3.2 percent in the year-ago quarter.

Total loans delinquent, however, increased to 8.8 percent from 7.7 percent in the prior quarter. Our collections and servicing personnel invested significant time this quarter answering customer questions, routing payments and addressing other issues resulting from the transition of our Private Education Loan portfolio to a new loan servicing platform. We are increasing our communication efforts with our customers to ensure a smooth transition. Based on the information we have, we do not believe this increase is indicative of future performance trends of these loans.

Apart from these overall improvements in credit quality, delinquency trends and charge-off trends that had the effect of reducing the provision for loan loss for the nine months ended September 30, 2013 versus September 30, 2012, Private Education Loans that have defaulted between 2008 and 2012 for which we have previously charged off estimated losses have, to varying degrees, not met our post-default recovery expectations to date and may continue to not do so. Our allowance for loan losses takes into account these potential recovery uncertainties. In the third quarter of 2013, we increased our allowance related to these potential recovery shortfalls by approximately $112 million. See “Financial Condition—Consumer Lending Portfolio Performance—Receivable for Partially Charged-Off Private Education Loans” for further discussion.

The Private Education Loan provision for loan losses was $607 million for the first nine months of 2013, down $105 million from the year-ago period. The decline was a result of the overall improvement in credit quality and performance trends discussed above, leading to decreases in expected future charge-offs. This overall decrease in expected future charge-offs is the net effect of a decrease in expected future defaults less a smaller decrease in what we expect to recover on such defaults.

In establishing the allowance for Private Education Loan losses as of December 31, 2012, we considered several factors with respect to our Private Education Loan portfolio. In particular, as compared with the year-ago periods, we continue to see improving credit quality and continuing positive delinquency and charge-off trends in connection with this portfolio. Improving credit quality is seen in higher FICO scores and cosigner rates as well as a more seasoned portfolio. Total loans delinquent (as a percentage of loans in repayment) has decreased to 9.3 percent from 10.1 percent in the year-ago period. Loans greater than 90 days delinquent (as a percentage of loans in repayment) has decreased to 4.6 percent from 4.9 percent in the year-ago period. Loans in forbearance (as a percentage of loans in repayment and forbearance) decreased to 3.5 percent from 4.4 percent in the year-ago period. The charge-off rate declined from 3.7 percent in 2011 to 3.4 percent in 2012.

Apart from these overall improvements, Private Education Loans that have defaulted between 2008 and 2011 for which we have previously charged off estimated losses have, to varying degrees, not met our post-default recovery expectations to date and may continue not to do so. Our allowance for loan losses takes into account these potential recovery uncertainties.

The $171 million decline in the Private Education Loan provision for loan losses for the year ended December 31, 2012 compared with the prior year reflects the improving credit quality and performance trends discussed above.

For a more detailed discussion of our policy for determining the collectability of Private Education Loans and maintaining our allowance for Private Education Loan losses, see “— Critical Accounting Policies and Estimates — Allowance for Loan Losses.”

Servicing Revenue and Other Income — Consumer Lending Segment

Servicing revenue for our Consumer Lending segment is primarily derived from late fees. Servicing revenue for our Consumer Lending segment totaled $31 million and $36 for the nine months ended September 30, 2013 and 2012, respectively. For the years ended December 31, 2012, 2011 and 2010, servicing revenue totaled $46 million, $64 million and $73 million, respectively. Included in other income for the year ended December 31, 2011 was a $9 million mark-to-market loss related to classifying our entire $12 million portfolio of non-U.S. dollar-denominated student loans as held-for-sale.

Operating Expenses — Consumer Lending Segment

Operating expenses for our Consumer Lending segment include costs incurred to originate Private Education Loans and to service and collect on our Private Education Loan portfolio. For the nine months ended September 30, 2013 and 2012, operating expenses for our Consumer Lending segment totaled $228 million and $199 million, respectively. Operating expenses increased primarily as a result of higher marketing and collection costs as well as continued investments in technology. Direct operating expenses as a percentage of revenues (revenues calculated as net interest income after provision plus total other income) were 33 percent and 35 percent in the nine months ended September 30, 2013 and 2012, respectively. For the years ended December 31, 2012, 2011 and 2010, operating expenses for our Consumer Lending segment totaled $265 million, $291 million and $352 million, respectively. The decrease in operating expenses over the past two years was primarily the result of our cost-cutting initiatives. Direct operating expenses as a percentage of revenues were 38 percent, 57 percent and 90 percent for the years ended December 31, 2012, 2011 and 2010, respectively.

Business Services Segment

The following tables include “Core Earnings” results for our Business Services segment.

	Nine Months Ended September 30,		% Increase (Decrease)	Years Ended December 31,			% Increase (Decrease)
(Dollars in millions)	2013	2012	2013 vs. 2012	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Net interest income	$4	$5	(20)%	$7	$8	$12	(13)%	(33)%
Servicing revenue:
Intercompany loan servicing	409	512	(20)	670	739	648	(9)	14
Third-party loan servicing	101	74	36	98	82	77	20	6
Guarantor servicing	29	33	(12)	44	52	93	(15)	(44)
Other servicing	2	—	100	1	(1)	—	200	(100)

Total servicing revenue	541	619	(13)	813	872	818	(7)	7
Contingency revenue	312	261	20	356	333	330	7	1
Other Business Services revenue	20	25	(20)	33	69	50	(52)	38

Total other income	873	905	(4)	1,202	1,274	1,198	(6)	6
Direct operating expenses	299	269	11	364	393	411	(7)	(4)
Restructuring and other reorganization expenses	1	2	(50)	3	5	6	(40)	(17)

Total expenses	300	271	11	367	398	417	(8)	(5)

Income from continuing operations, before income tax expense	577	639	(10)	842	884	793	(5)	11

Income tax expense	211	234	(10)	303	325	286	(7)	14

Net income from continuing operations	366	405	(10)	539	559	507	(3)	10
Income from discontinued operations, net of tax expense	49	—	100	—	5	12	(100)	(58)

“Core Earnings”	415	405	2	539	564	519	(4)	9
Less: net loss attributable to noncontrolling interest	(1)	(2)	(50)	(2)	(1)	—	100	(100)

“Core Earnings” attributable to SLM Corporation	$416	$407	2%	$541	$565	$519	(4)%	9%

“Core Earnings” were $416 million for the nine months ended September 30, 2013, compared with $407 million in the year-ago period. The increase was primarily due to a $38 million after-tax gain on the sale of our Campus Solutions business and a $51 million increase in contingency revenue, which was partially offset by a lower outstanding principal balance in the underlying FFELP portfolio serviced. “Core Earnings” were $541 million for the year ended December 31, 2012, compared with $565 million and $519 million in 2011 and 2010, respectively. The decrease in 2012 was primarily due to a $25 million gain recognized in 2011 related to the termination and replacement of the credit card affiliation contract and the lower balance of FFELP Loans serviced. The increase in 2011 compared with 2010 was primarily the result of the acquisition of FFELP Loans from other lenders, including $25 billion of FFELP Loans acquired in the fourth quarter of 2010.

Our Business Services segment includes intercompany loan servicing fees from servicing the FFELP Loans in our FFELP Loans segment. The average balance of this portfolio was $115 billion and $132 billion for the nine months ended September 30, 2013 and 2012, respectively. The decline in average balance of FFELP loans outstanding along with the related intercompany loan servicing revenue from the year-ago period is primarily the result of normal amortization of the portfolio as well as the sale of approximately $12 billion of securitized FFELP loans in the first half of 2013. The average balance of this portfolio was $134 billion, $141 billion and $128 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The decline in intercompany loan servicing revenue from the year-ago period is primarily the result of a lower outstanding principal balance in the underlying portfolio and the increase in 2011 compared with 2010 was due to the FFELP Loan acquisitions described above.

We are servicing approximately 5.7 million accounts under the ED Servicing Contract as of September 30, 2013, compared with 4.1 million accounts serviced at September 30, 2012. Third-party loan servicing fees in the nine months ended September 30, 2013 and 2012, included $78 million and $62 million, respectively, of servicing revenue related to the ED Servicing Contract. The increase in ED loan servicing fees was driven by the increase in the number of accounts serviced.

Third-party loan servicing income increased $27 million for the first nine months of 2013 compared with the prior year period primarily due to the increase in ED servicing revenue (discussed above) as well as a result of the sale of Residual Interests in FFELP Loan securitization trusts in 2013 discussed under “FFELP Loans Segment” below. When we sold the Residual Interests, we retained the right to service the trusts. As such, servicing income that had previously been recorded as intercompany loan servicing is now recognized as third-party loan servicing income. Third-party loan servicing fees in the years ended December 31, 2012, 2011 and 2010 included $84 million, $63 million and $44 million, respectively, of servicing revenue related to the ED Servicing Contract. The increase in the third-party loan servicing fees was driven by the increase in the number of accounts serviced as well as an increase in ancillary servicing fees earned.

Guarantor Servicing revenue declined across all periods presented primarily due to the declining balance of FFELP Loans outstanding for which we earn fees.

At September 30, 2013, we serviced approximately $301 billion principal balance of student loans compared with approximately $252 billion serviced at December 31, 2012. The increase in the principal balance serviced in 2013 was primarily due to the growth in the ED serviced accounts discussed above.

Our contingency revenue consists of fees we receive for collections of delinquent debt on behalf of third-party clients performed on a contingent basis. Contingency revenue increased $51 million for the first nine months of 2013 compared with the prior-year period, and $23 million for the year ended December 31, 2012 compared with the year ended December 31, 2011, as a result of the higher volume of collections.

The following table presents the outstanding inventory of contingent collections receivables that our Business Services segment will collect on behalf of others. We expect the inventory of contingent collections receivables to decline over time as a result of the elimination of FFELP.

	September 30, 2013	December 31,
(Dollars in millions)		2012	2011	2010
Contingent collections receivables:
Student loans	$12,852	$13,189	$11,553	$10,362
Other	2,357	2,139	2,017	1,730

Total	$15,209	$15,328	$13,570	$12,092

In the second quarter of 2013, we sold our Campus Solutions business and recorded an after-tax gain of $38 million. The results related to this business for all periods presented have been reclassified as discontinued operations and are shown on an after-tax basis. In addition, on September 25, 2013, we announced the sale of our

529 college savings plan administration business. This sale is expected to close in the fourth quarter of 2013, at which time we expect to recognize a gain of $0.14 per diluted share. As a result of this pending sale, the results of this business were moved to discontinued operations for all periods presented.

Revenues related to services performed on FFELP Loans accounted for 78 percent and 82 percent, respectively, of total segment revenues for the nine months ended September 30, 2013 and 2012. Revenues related to services performed on FFELP Loans accounted for 82 percent, 82 percent and 84 percent of total segment revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Operating Expenses — Business Services Segment

Operating expenses for our Business Services segment primarily include costs incurred to service our FFELP Loan portfolio, third-party servicing and collection costs, and other operating costs. The increase in operating expenses in the nine months ended September 30, 2013 compared with the year-ago period was primarily the result of an increase in our third-party servicing and collection activities as well as continued investments in technology. For the years ended December 31, 2012, 2011 and 2010, operating expenses for the Business Services segment totaled $364 million, $393 million and $411 million, respectively. The decrease in operating expenses over this period was primarily the result of our cost-cutting initiatives.

FFELP Loans Segment

The following tables include “Core Earnings” results for our FFELP Loans segment for the periods presented.

	Nine Months Ended September 30,		% Increase (Decrease)	Years Ended December 31,			% Increase (Decrease)
(Dollars in millions)	2013	2012	2013 vs. 2012	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
“Core Earnings” interest income:
FFELP Loans	$1,755	$2,090	(16)%	$2,744	$2,914	$2,766	(6)%	5%
Cash and investments	5	10	(50)	11	5	8	120	(38)

Total “Core Earnings” interest income	1,760	2,100	(16)	2,755	2,919	2,774	(6)	5
Total “Core Earnings” interest expense	978	1,233	(21)	1,591	1,472	1,408	8	5

Net “Core Earnings” interest income	782	867	(10)	1,164	1,447	1,366	(20)	6
Less: provision for loan losses	42	54	(22)	72	86	98	(16)	(12)

Net “Core Earnings” interest income after provision for loan losses	740	813	(9)	1,092	1,361	1,268	(20)	7
Gains on sales of loans and investments	312	—	100	—	—	325	—	(100)
Servicing revenue	60	68	(12)	90	86	68	5	26
Other income (loss)	—	—	—	—	—	(13)	—	(100)

Total other income	372	68	447	90	86	380	5	(77)
Direct operating expenses	430	537	(20)	702	772	699	(9)	10
Restructuring and other reorganization expenses	—	—	—	—	1	55	(100)	(98)

Total expenses	430	537	(20)	702	773	754	(9)	3

Income from continuing operations, before income tax expense	682	344	98	480	674	894	(29)	(25)
Income tax expense	249	126	98	173	248	322	(30)	(23)

“Core Earnings”	$433	$218	99%	$307	$426	$572	(28)%	(26)%

“Core Earnings” from the FFELP Loans segment were $433 million in the nine months ended September 30, 2013, compared with $218 million in the year-ago period. The increase was primarily the result of a $312 million gain from the sale of Residual Interests in FFELP Loan securitization trusts. “Core Earnings”

from the FFELP Loans segment were $307 million in 2012, compared with $426 million and $572 million in 2011 and 2010, respectively. The decrease in 2012 compared with 2011 is primarily due to the declining balance of FFELP Loans and lower net interest margin as a result of an increase in the cost of funds. The decrease in 2011 compared with 2010 is primarily due to the $321 million gain from the sale of loans in 2010 that did not occur in 2011, which was partially offset by an increase in net interest margin as a result of an increase in Floor Income due to lower interest rates.

Key financial measures include:

•

Net interest margin of .87 percent for the nine months ended September 30, 2013 compared with .82 percent in the year-ago period (see “FFELP Loan Net Interest Margin” for a further discussion of this decrease).

•	The provision for loan losses of $42 million for the nine months ended September 30, 2013 decreased from $54 million in the year-ago period.

•

Net interest margin of .84 percent in the year ended December 31, 2012 compared with .98 percent and .93 percent for the years ended December 31, 2011 and 2010, respectively. (See “FFELP Loans Net Interest Margin” for further discussion.)

•	The provision for loan losses continued to decline over the past two years as a result of improved credit performance.

FFELP Loans Net Interest Margin

The following tables show the FFELP Loans “Core Earnings” net interest margin along with reconciliation to the GAAP-basis FFELP Loans net interest margin for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
“Core Earnings” basis FFELP Loan yield	2.60%	2.65%	2.66%	2.59%	2.57%
Hedged Floor Income	.27	.27	.26	.25	.23
Unhedged Floor Income	.09	.10	.11	.12	.02
Consolidation Loan Rebate Fees	(.66)	(.66)	(.67)	(.65)	(.59)
Repayment Borrower Benefits	(.11)	(.12)	(.13)	(.12)	(.10)
Premium amortization	(.14)	(.16)	(.15)	(.15)	(.18)

“Core Earnings” basis FFELP Loan net yield	2.05	2.08	2.08	2.04	1.95
“Core Earnings” basis FFELP Loan cost of funds	(1.07)	(1.15)	(1.13)	(.98)	(.93)

“Core Earnings” basis FFELP Loan spread	.98	.93	.95	1.06	1.02
“Core Earnings” basis other interest-earning asset spread impact	(.11)	(.11)	(.11)	(.08)	(.09)

“Core Earnings” basis FFELP Loan net interest margin(1)	.87%	.82%	.84%	.98%	.93%

“Core Earnings” basis FFELP Loan net interest margin(1)	.87%	.82%	.84%	.98%	.93%
Adjustment for GAAP accounting treatment(2)	.40	.30	.31	.34	.33

GAAP-basis FFELP Loan net interest margin(1)	1.27%	1.12%	1.15%	1.32%	1.26%

(1)	The average balances of our FFELP “Core Earnings” basis interest-earning assets for the respective periods are:

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
FFELP Loans	$114,387	$133,887	$132,124	$143,109	$142,043
Other interest-earning assets	5,187	6,776	6,619	5,194	5,562

Total FFELP “Core Earnings” basis interest-earning assets	$119,574	$140,663	$138,743	$148,303	$147,605

(2)

Represents the reclassification of periodic interest accruals on derivative contracts from net interest income to other income, the reversal of the amortization of premiums received on Floor Income Contracts, and other derivative accounting adjustments. For further discussion of these adjustments, see section titled “‘Core Earnings’— Definition and Limitations — Differences between ‘Core Earnings’ and GAAP” above.

The increase in the “Core Earnings” basis FFELP Loan net interest margin of 5 basis points for the nine months ended September 30, 2013 compared to the prior-year period was primarily the result of a $50 million acceleration of non-cash premium expense recorded in second quarter 2012 related to ED’s consolidation of $5.2 billion of loans under the SDCL initiative that ended June 30, 2012.

During the fourth quarter 2011, the Administration announced SDCL. The initiative provided an incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the Direct Loan Program by providing a 0.25 percentage point interest rate reduction on the FFELP Loans that are eligible for consolidation. The program was available from January 17, 2012 through June 30, 2012. As a result of the SDCL initiative, borrowers consolidated approximately $5.2 billion of our FFELP Loans to ED. The consolidation of these loans resulted in the acceleration of $42 million of non-cash loan premium amortization and $8 million of non-cash debt discount amortization during 2012. This combined $50 million acceleration of non-cash amortization related to this activity reduced the FFELP Loans net interest margin by 4 basis points for the year ended December 31, 2012.

The decrease in the “Core Earnings” basis FFELP Loans net interest margin of 14 basis points for the year ended December 31, 2012 compared with prior year was primarily the result of funding costs related to new unsecured and ABS debt issuances during 2012 being higher than the funding costs of the debt that matured or was repurchased during that same period. In addition, there were increased spread impacts from increases in the average balance of our other interest-earning assets. These assets are primarily securitization trust restricted cash. Our other interest-earning asset portfolio yields a negative net interest margin and as a result, when its relative weighting increases, the overall net interest margin declines.

The increase in the “Core Earnings” basis FFELP Loans net interest margin of 5 basis points for 2011 compared with 2010 was primarily the result of an increase in Floor Income due to lower interest rates.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This law includes changes that permit FFELP lenders or beneficial holders to change the index on which the Special Allowance Payments, or SAP, are calculated for FFELP Loans first disbursed on or after January 1, 2000. We elected to use the one-month LIBOR rate rather than the CP rate commencing on April 1, 2012 in connection with our entire $128 billion of CP indexed loans. This change allows us to better match loan yields with our financing costs. This election did not materially affect our results for the year ended December 31, 2012.

On December 31, 2010, we acquired $26.1 billion of securitized federal student loans and related assets from the Student Loan Corporation, or SLC, a subsidiary of Citibank, N.A., for approximately $1.1 billion.

As of September 30, 2013, our FFELP Loan portfolio totaled approximately $106.3 billion, comprised of $40.8 billion of FFELP Stafford and $65.5 billion of FFELP Consolidation Loans. The weighted-average life of these portfolios is 4.9 years and 9.4 years, respectively, assuming a Constant Prepayment Rate, or CPR, of 4 percent and 3 percent, respectively.

Floor Income

The following table analyzes the ability of the FFELP Loans in our portfolio to earn Floor Income after September 30, 2013 and December 31, 2012 and 2011, based on interest rates as of those dates.

	September 30, 2013			December 31, 2012			December 31, 2011
(Dollars in billions)	Fixed Borrower Rate	Variable Borrower Rate	Total	Fixed Borrower Rate	Variable Borrower Rate	Total	Fixed Borrower Rate	Variable Borrower Rate	Total
Student loans eligible to earn Floor Income	$91.4	$13.6	$105.0	$108.6	$15.1	$123.7	$118.3	$17.7	$136.0
Less: post-March 31, 2006 disbursed loans required to rebate Floor Income	(46.1)	(1.0)	(47.1)	(57.3)	(1.0)	(58.3)	(62.7)	(1.2)	(63.9)
Less: economically hedged Floor Income Contracts	(31.7)	—	(31.7)	(35.2)	—	(35.2)	(41.5)	—	(41.5)

Student loans eligible to earn Floor Income	$13.6	$12.6	$26.2	$16.1	$14.1	$30.2	$14.1	$16.5	$30.6

Student loans earning Floor Income	$13.5	$1.7	$15.2	$16.0	$2.0	$18.0	$14.1	$2.3	$16.4

We have sold Floor Income Contracts to hedge the potential Floor Income from specifically identified pools of FFELP Consolidation Loans that are eligible to earn Floor Income.

The following table presents a projection of the average balance of FFELP Consolidation Loans for which Fixed Rate Floor Income has been economically hedged through Floor Income Contracts for the period October 1, 2013 to June 30, 2016. The hedges related to these loans do not qualify as accounting hedges.

(Dollars in billions)	October 1, 2013 to December 31, 2013	2014	2015	2016
Average balance of FFELP Consolidation Loans whose Floor Income is economically hedged	$31.7	$28.3	$27.2	$10.4

FFELP Loans Provision for Loan Losses and Charge-Offs

The following tables summarize the total FFELP Loan provision for loan losses and charge-offs for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
FFELP Loan provision for loan losses	$42	$54	$72	$86	$98
FFELP Loan charge-offs	$57	$68	$92	$78	$87

Servicing Revenue and Other Income — FFELP Loans Segment

The following table summarizes the components of “Core Earnings” other income for our FFELP Loans segment for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Servicing revenue	$60	$68	$90	$86	$68
Gains on loans and investments, net	312	—	—	—	325
Other	—	—	—	—	(13)

Total other income, net	$372	$68	$90	$86	$380

Servicing revenue for our FFELP Loans segment primarily consists of customer late fees.

The increase in gains on loans and investments in the first nine months of 2013 over the first nine months of 2012 was the result of $312 million in gains from the sale of Residual Interests in FFELP Loan securitization trusts.

We will continue to service the student loans in the trusts that were sold under existing agreements. The sales removed securitization trust assets of $12.5 billion and related liabilities of $12.1 billion from the balance sheet during the nine months ended September 30, 2013.

The gains on loans and investments in 2010 related primarily to the sale of $20.4 billion of FFELP Loans to ED as part of the ED Purchase Program.

Operating Expenses — FFELP Loans Segment

Operating expenses for our FFELP Loans segment primarily include the contractual rates we pay to service loans in term asset-backed securitization trusts or a similar rate if a loan is not in a term financing facility (which is presented as an intercompany charge from the Business Services segment, which services the loans), the fees we pay for third-party loan servicing and costs incurred to acquire loans. The intercompany revenue charged by the Business Services segment and included in those amounts was $409 million and $512 million for the nine months ended September 30, 2013 and 2012, respectively, and $670 million, $739 million and $648 million for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts exceed the actual cost of servicing the loans.

Operating expenses decreased in the nine months ended September 30, 2013 from the prior-year period primarily as a result of the reduction in the average outstanding balance of our FFELP Loans portfolio. Operating expenses were 50 basis points and 54 basis points of average FFELP Loans in the nine months ended September 30, 2013 and 2012, respectively.

Operating expenses decreased in 2012 from the prior year primarily as a result of the reduction in the average outstanding balance of our FFELP Loans portfolio. Operating expenses, excluding restructuring-related asset impairments, were 53 basis points and 54 basis points of average FFELP Loans for the years ended December 31, 2012 and 2011, respectively.

Operating expenses increased in 2011 from the prior year primarily as a result of the increase in servicing costs related to the $25 billion loan portfolio acquisition on December 31, 2010. Operating expenses, excluding restructuring-related asset impairments, were 54 basis points and 48 basis points of average FFELP Loans in the years ended December 31, 2011 and 2010, respectively.

Other Segment

The Other segment primarily consists of the financial results related to the repurchase of debt, the corporate liquidity portfolio and all overhead. We also include results from smaller wind-down and discontinued operations within this segment. The Other segment includes our remaining businesses that do not pertain directly to the primary segments identified above. Overhead expenses include costs related to executive management, the board of directors, accounting, finance, legal, human resources, stock-based compensation expense and certain information technology costs related to infrastructure and operations.

The following tables include “Core Earnings” results for our Other segment for the periods presented.

	Nine Months Ended September 30,		% Increase (Decrease)	Years Ended December 31,			% Increase (Decrease)
(Dollars in millions)	2013	2012	2013 vs. 2012	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Net interest loss after provision for loan losses	$(24)	$(13)	85%	$(19)	$(58)	$(34)	(67)%	71%
Gains on debt repurchases	48	102	(53)	145	64	317	127	(80)
Other	1	11	(91)	15	(6)	22	350	(127)

Total other income	49	113	(57)	160	58	339	176	(83)
Direct operating expenses	9	10	(10)	12	19	12	(37)	58
Overhead expenses:
Corporate overhead	90	89	1	116	161	181	(28)	(11)
Unallocated information technology costs	90	80	13	108	108	123	—	(12)

Total overhead expenses	180	169	7	224	269	304	(17)	(12)

Total operating expenses	189	179	6	236	288	316	(18)	(9)
Restructuring and other reorganization expenses	43	4	975	5	3	12	67	(75)

Total expenses	232	183	27	241	291	328	(17)	(11)

Loss from continuing operations, before income tax benefit	(207)	(83)	149	(100)	(291)	(23)	(66)	1,165
Income tax benefit	(75)	(29)	159	(36)	(107)	(11)	(66)	873

Net loss from continuing operations	(132)	(54)	144	(64)	(184)	(12)	(65)	1,433
Income (loss) from discontinued operations, net of tax expense (benefit)	—	—	—	1	34	(65)	(97)	152

“Core Earnings” net loss	$(132)	$(54)	144%	$(63)	$(150)	$(77)	(58)%	95%

Net Interest Income (Loss) after Provision for Loan Losses

Net interest income (loss) after provision for loan losses includes net interest income related to our corporate liquidity portfolio as well as net interest income and provision expense related to our mortgage and consumer loan portfolios. The improvement in the nine months ended September 30, 2013 and the year ended December 31, 2012 compared with the prior-year periods was primarily the result of our not recording any provision for loan losses related to our mortgage and consumer loan portfolios in 2012 and 2013. Each quarter we perform an analysis regarding the adequacy of the loan loss allowance for these portfolios and we determined that no additional allowance for loan losses was required related to this portfolio, which was $108 million as of September 30, 2013 and $137 million as of December 31, 2012, respectively.

Gains on Debt Repurchases

We repurchased $997 million and $520 million face amount of our ABS and senior unsecured notes in the nine months ended September 30, 2013 and 2012, respectively. For the annual periods, we repurchased $711 million, $894 million and $4.9 billion face amount of our ABS and senior unsecured notes in 2012, 2011 and 2010, respectively.

Other Income

The year ended December 31, 2011 includes $26 million of impairment on certain investments in aircraft leveraged leases. As of September 30, 2013, our total remaining investment in airline leases is $34 million.

Overhead

Corporate overhead is comprised of costs related to executive management, the board of directors, accounting, finance, legal, human resources and stock-based compensation expense. Unallocated information technology costs are related to infrastructure and operations.

Nine Months Ended September 30, 2013 versus Nine Months Ended September 30, 2012

The increase in overhead for the nine months ended September 30, 2013 compared with the year-ago period was primarily the result of a non-recurring $10 million pension termination gain in the first nine months of 2012.

2012 versus 2011

The decrease in overhead for the year ended December 31, 2012 compared with the year-ago period was primarily the full year benefit of cost-cutting efforts we implemented throughout 2011.

2011 versus 2010

The increase in overhead from 2010 to 2011 was primarily the result of a change in the terms of our stock-based compensation plans, additional expense related to the termination of our defined benefit pension plan, and restructuring-related consulting expenses incurred in the first half of 2011. In the first quarter of 2011, we changed our stock-based compensation plans so that retirement eligible employees would not forfeit unvested stock-based compensation upon their retirement. This change had the effect of accelerating $11 million of future stock-based compensation expenses associated with these unvested stock grants into the current period for those retirement-eligible employees. We also recognized $16 million of additional expenses in 2011 related to the termination of our defined benefit pension plan due to changes in estimates related to the employee termination benefits as well as changes in interest rates.

Restructuring and Other Reorganization Expenses

For the nine months ended September 30, 2013, restructuring and other reorganization expenses were $43 million compared with $4 million in the year-ago period. For the nine months ended September 30, 2013, these consisted of $24 million of expenses related to third-party costs incurred in connection with our previously announced plan to separate its existing organization into two, separate publicly-traded companies and $19 million related to severance. The $4 million of expenses in the nine months ended September 30, 2012 was related to restructuring expenses.

Financial Condition

This section provides additional information regarding the changes related to our loan portfolio assets and related liabilities as well as credit performance indicators related to our loan portfolio. We present this information in some cases on both a GAAP-basis as well as a “Core Earnings” basis. Because certain securitized trusts were not consolidated prior to the adoption of new consolidation accounting guidance on January 1, 2010, these trusts were treated as off-balance sheet for GAAP purposes but we considered them on-balance sheet for “Core Earnings” purposes. Subsequent to the adoption of the new consolidation accounting guidance on January 1, 2010, this difference no longer exists because all of our trusts are treated as on-balance sheet for GAAP purposes. Below and elsewhere in this section, “Core Earnings” basis disclosures include all historically (pre-January 1, 2010) off-balance sheet trusts as though they were on-balance sheet. We believe that providing “Core Earnings” basis disclosures is meaningful because when we evaluate our performance and risk characteristics we have always considered the effect of any off-balance sheet trusts as though they were on-balance sheet.

Average Balance Sheets — GAAP

The following table reflects the rates earned on interest-earning assets and paid on interest-bearing liabilities and reflects our net interest margin on a consolidated basis for the periods presented.

	Nine Months Ended September 30,				Years Ended December 31,
	2013		2012		2012		2011		2010
(Dollars in millions)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Average Assets
FFELP Loans	$114,387	2.50%	$133,887	2.45%	$132,124	2.46%	$143,109	2.42%	$142,043	2.36%
Private Education Loans	38,220	6.59	37,612	6.59	37,691	6.58	36,955	6.57	36,534	6.44
Other loans	123	9.77	180	9.40	172	9.41	233	9.16	323	9.20
Cash and investments	9,327	.18	10,340	.21	10,331	.20	10,636	.18	12,729	.20

Total interest-earning assets	162,057	3.34%	182,019	3.19%	180,318	3.20%	190,933	3.11%	191,629	3.00%

Non-interest-earning assets	4,402		4,802		4,732		5,308		5,931

Total assets	$166,459		$186,821		$185,050		$196,241		$197,560

Average Liabilities and Equity
Short-term borrowings	$17,509	1.01%	$26,070	.89%	24,831	.88%	$31,413	.89%	$38,634	.86%
Long-term borrowings	140,181	1.46	151,865	1.58	151,397	1.55	156,151	1.36	150,768	1.29

Total interest-bearing liabilities	157,690	1.41%	177,935	1.48%	176,228	1.45%	187,564	1.28%	189,402	1.20%

Non-interest-bearing liabilities	3,458		3,896		3,837		3,679		3,280
Equity	5,311		4,990		4,985		4,998		4,878

Total liabilities and equity	$166,459		$186,821		$185,050		$196,241		$197,560

Net interest margin		1.96%		1.74%		1.78%		1.85%		1.82%

Rate/Volume Analysis — GAAP

The following rate/volume analysis shows the relative contribution of changes in interest rates and asset volumes for the periods presented.

(Dollars in millions)	Increase (Decrease)	Change Due To(1)
		Rate	Volume
Nine Months Ended September 30, 2013 vs. 2012
Interest income	$(300)	$195	$(495)
Interest expense	(302)	(84)	(218)

Net interest income	$2	$280	$(278)

2012 vs. 2011
Interest income	$(161)	$175	$(336)
Interest expense	160	312	(152)

Net interest income	$(321)	$(130)	$(191)

2011 vs. 2010
Interest income	$176	$197	$(21)
Interest expense	126	149	(23)

Net interest income	$50	$63	$(13)

(1)

Changes in income and expense due to both rate and volume have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the table. The totals for the rate and volume columns are not the sum of the individual lines.

Summary of our Student Loan Portfolio

Ending Student Loan Balances, net

	September 30, 2013
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total student loan portfolio:
In-school(1)	$844	$—	$844	$2,540	$3,384
Grace, repayment and other(2)	39,425	65,153	104,578	36,760	141,338

Total, gross	40,269	65,153	105,422	39,300	144,722
Unamortized premium/(discount)	618	440	1,058	(726)	332
Receivable for partially charged-off loans	—	—	—	1,322	1,322
Allowance for loan losses	(82)	(48)	(130)	(2,144)	(2,274)

Total student loan portfolio	$40,805	$65,545	$106,350	$37,752	$144,102

% of total FFELP	38%	62%	100%
% of total	28%	46%	74%	26%	100%

	September 30, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total student loan portfolio:
In-school(1)	$1,721	$—	$1,721	$2,144	$3,865
Grace, repayment and other(2)	42,949	81,771	124,720	36,664	161,384

Total, gross	44,670	81,771	126,441	38,808	165,249
Unamortized premium/(discount)	710	762	1,472	(814)	658
Receivable for partially charged-off loans	—	—	—	1,303	1,303
Allowance for loan losses	(102)	(64)	(166)	(2,196)	(2,362)

Total student loan portfolio	$45,278	$82,469	$127,747	$37,101	$164,848

% of total FFELP	35%	65%	100%
% of total	27%	50%	77%	23%	100%

	December 31, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total student loan portfolio:
In-school(1)	$1,506	$—	$1,506	$2,194	$3,700
Grace, repayment and other(2)	42,189	80,640	122,829	36,360	159,189

Total, gross	43,695	80,640	124,335	38,554	162,889
Unamortized premium/(discount)	691	745	1,436	(796)	640
Receivable for partially charged-off loans	—	—	—	1,347	1,347
Allowance for loan losses	(97)	(62)	(159)	(2,171)	(2,330)

Total student loan portfolio	$44,289	$81,323	$125,612	$36,934	$162,546

% of total FFELP	35%	65%	100%
% of total	27%	50%	77%	23%	100%

(1)	Loans for customers still attending school and are not yet required to make payments on the loan.

(2)	Includes loans in deferment or forbearance.

	December 31, 2011
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total student loan portfolio:
In-school(1)	$3,100	$—	$3,100	$2,263	$5,363
Grace, repayment and other(2)	46,618	86,925	133,543	35,830	169,373

Total, gross	49,718	86,925	136,643	38,093	174,736
Unamortized premium/(discount)	839	835	1,674	(873)	801
Receivable for partially charged-off loans	—	—	—	1,241	1,241
Allowance for loan losses	(117)	(70)	(187)	(2,171)	(2,358)

Total student loan portfolio	$50,440	$87,690	$138,130	$36,290	$174,420

% of total FFELP	37%	63%	100%
% of total	29%	50%	79%	21%	100%

	December 31, 2010
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total student loan portfolio:
In-school(1)	$6,333	$—	$6,333	$3,752	$10,085
Grace, repayment and other(2)	49,068	91,537	140,605	33,780	174,385

Total, gross	55,401	91,537	146,938	37,532	184,470
Unamortized premium/(discount)	971	929	1,900	(894)	1,006
Receivable for partially charged-off loans	—	—	—	1,040	1,040
Allowance for loan losses	(120)	(69)	(189)	(2,022)	(2,211)

Total student loan portfolio	$56,252	$92,397	$148,649	$35,656	$184,305

% of total FFELP	38%	62%	100%
% of total	31%	50%	81%	19%	100%

(1)	Loans for customers still attending school and are not yet required to make payments on the loan.

(2)	Includes loans in deferment or forbearance.

Average Student Loan Balances (net of unamortized premium/discount)

	Nine Months Ended September 30, 2013
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total	$42,552	$71,835	$114,387	$38,220	$152,607
% of FFELP	37%	63%	100%
% of total	28%	47%	75%	25%	100%

	Nine Months Ended September 30, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total	$48,526	$85,361	$133,887	$37,612	$171,499
% of FFELP	36%	64%	100%
% of total	28%	50%	78%	22%	100%

	Year Ended December 31, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total	$47,629	$84,495	$132,124	$37,691	$169,815
% of FFELP	36%	64%	100%
% of total	28%	50%	78%	22%	100%

	Year Ended December 31, 2011
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total	$53,163	$89,946	$143,109	$36,955	$180,064
% of FFELP	37%	63%	100%
% of total	29%	50%	79%	21%	100%

	Year Ended December 31, 2010
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Total(1)	$61,034	$81,009	$142,043	$36,534	$178,577
% of FFELP	43%	57%	100%
% of total	34%	46%	80%	20%	100%

(1)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance, all off-balance sheet loans were consolidated on-balance sheet.

Student Loan Activity

	Nine Months Ended September 30, 2013
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Total Private Education Loans	Total Portfolio
Beginning balance	$44,289	$81,323	$125,612	$36,934	$162,546
Acquisitions and originations	215	181	396	3,293	3,689
Capitalized interest and premium/discount amortization	874	862	1,736	522	2,258
Consolidations to third parties	(1,205)	(764)	(1,969)	(68)	(2,037)
Sales(1)	(102)	(12,147)	(12,249)	—	(12,249)
Repayments and other	(3,266)	(3,910)	(7,176)	(2,929)	(10,105)

Ending balance	$40,805	$65,545	$106,350	$37,752	$144,102

(1)	Includes $12.0 billion of student loans in connection with the sale of Residual Interests in FFELP Loan securitization trusts.

	Nine Months Ended September 30, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$50,440	$87,690	$138,130	$36,290	$174,420
Acquisitions and originations	2,375	636	3,011	2,876	5,887
Capitalized interest and premium/discount amortization	980	1,118	2,098	701	2,799
Consolidations to third parties	(4,501)	(2,536)	(7,037)	(55)	(7,092)
Sales	(428)	—	(428)	—	(428)
Repayments and other	(3,588)	(4,439)	(8,027)	(2,711)	(10,738)

Ending balance	$45,278	$82,469	$127,747	$37,101	$164,848

	Year Ended December 31, 2012
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$50,440	$87,690	$138,130	$36,290	$174,420
Acquisitions and originations	2,764	903	3,667	3,386	7,053
Capitalized interest and premium/discount amortization	1,373	1,443	2,816	1,029	3,845
Consolidations to third parties	(5,049)	(2,803)	(7,852)	(73)	(7,925)
Sales	(530)	—	(530)	—	(530)
Repayments and other	(4,709)	(5,910)	(10,619)	(3,698)	(14,317)

Ending balance	$44,289	$81,323	$125,612	$36,934	$162,546

	Year Ended December 31, 2011
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$56,252	$92,397	$148,649	$35,656	$184,305
Acquisitions and originations	814	802	1,616	2,942	4,558
Capitalized interest and premium/discount amortization	1,506	1,535	3,041	1,269	4,310
Consolidations to third parties	(2,741)	(1,058)	(3,799)	(69)	(3,868)
Sales	(754)	—	(754)	—	(754)
Repayments and other	(4,637)	(5,986)	(10,623)	(3,508)	(14,131)

Ending balance	$50,440	$87,690	$138,130	$36,290	$174,420

	Year Ended December 31, 2010
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$52,675	$68,379	$121,054	$22,753	$143,807
Consolidation of off-balance sheet loans(1)	5,500	14,797	20,297	12,341	32,638

Beginning balance — total portfolio	58,175	83,176	141,351	35,094	176,445
Acquisitions and originations	14,349	76	14,425	2,434	16,859
Capitalized interest and premium/discount amortization	1,324	1,357	2,681	1,462	4,143
Consolidations to third parties	(2,092)	(793)	(2,885)	(46)	(2,931)
Loan acquisition on December 31, 2010	11,237	13,652	24,889	—	24,889
Sales	(21,054)	(71)	(21,125)	—	(21,125)
Repayments and other	(5,687)	(5,000)	(10,687)	(3,288)	(13,975)

Ending balance	$56,252	$92,397	$148,649	$35,656	$184,305

(1)	On January 1, 2010, upon adoption of the new consolidation accounting guidance, all off-balance sheet loans are included in the GAAP-basis.

Student Loan Allowance for Loan Losses Activity

	Nine Months Ended September 30,
	2013			2012
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$159	$2,171	$2,330	$187	$2,171	$2,358
Less:
Charge-offs(1)	(57)	(649)	(706)	(68)	(709)	(777)
Student loan sales	(14)	—	(14)	(7)	—	(7)
Plus:
Provision for loan losses	42	607	649	54	712	766
Reclassification of interest reserve(2)	—	15	15	—	22	22

Ending balance	$130	$2,144	$2,274	$166	$2,196	$2,362

Troubled debt restructuring(3)	$—	$8,674	$8,674	$—	$6,897	$6,897

(1)

Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)

Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Represents the recorded investment of loans classified as troubled debt restructuring.

	GAAP Basis Years Ended December 31,
	2012			2011			2010
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$187	$2,171	$2,358	$189	$2,022	$2,211	$161	$1,443	$1,604
Less:
Charge-offs(1)	(92)	(1,037)	(1,129)	(78)	(1,072)	(1,150)	(87)	(1,291)	(1,378)
Student loan sales	(8)	—	(8)	(10)	—	(10)	(8)	—	(8)
Plus:
Provision for loan losses	72	1,008	1,080	86	1,179	1,265	98	1,298	1,396
Reclassification of interest reserve(2)	—	29	29	—	42	42	—	48	48
Consolidation of securitization trusts(3)	—	—	—	—	—	—	25	524	549

Ending balance	$159	$2,171	$2,330	$187	$2,171	$2,358	$189	$2,022	$2,211

	Off-Balance Sheet Years Ended December 31,
	2012			2011			2010
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$—	$—	$—	$—	$—	$—	$25	$524	$549
Less:
Charge-offs(1)	—	—		—	—		—	—
Student loan sales	—	—	—	—	—	—	—	—	—
Plus:
Provision for loan losses	—	—	—	—	—	—	—	—	—
Reclassification of interest reserve(2)	—	—	—	—	—	—	—	—	—
Consolidation of securitization trusts(4)	—	—	—	—	—	—	(25)	(524)	(549)

Ending balance	$—	$—	$—	$—	$—	$—	$—	$—	$—

	“Core Earnings Basis” Years Ended December 31,
	2012			2011			2010
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$187	$2,171	$2,358	$189	$2,022	$2,211	$186	$1,967	$2,153
Less:
Charge-offs(1)	(92)	(1,037)	(1,129)	(78)	(1,072)	(1,150)	(87)	(1,291)	(1,378)
Student loan sales	(8)	—	(8)	(10)	—	(10)	(8)	—	(8)
Plus:
Provision for loan losses	72	1,008	1,080	86	1,179	1,265	98	1,298	1,396
Reclassification of interest reserve(2)	—	29	29	—	42	42	—	48	48

Ending balance	$159	$2,171	$2,330	$187	$2,171	$2,358	$189	$2,022	$2,211

Percent of total	7%	93%	100%	8%	92%	100%	9%	91%	100%

Troubled debt restructuring(3)	$—	$7,294	$7,294	$—	$5,249	$5,249	$—	$439	$439

(1)

Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)

Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Represents the recorded investment of loans classified as troubled debt restructuring.

(4)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance, all off-balance sheet loans were consolidated on-balance sheet.

	GAAP Basis Years Ended December 31,
	2009			2008
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$138	$1,308	$1,446	$89	$1,004	$1,093
Less:
Charge-offs(1)	(79)	(876)	(955)	(58)	(320)	(378)
Student loan sales	(4)	—	(4)	1	—	1
Plus:
Provision for loan losses	106	967	1,073	106	586	692
Reclassification of interest reserve(2)	—	44	44	—	38	38

Ending balance	$161	$1,443	$1,604	$138	$1,308	$1,446

	Off-Balance Sheet Years Ended December 31,
	2009			2008
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
Beginning balance	$27	$505	$532	$29	$362	$391
Less:
Charge-offs(1)	(15)	(423)	(438)	(21)	(153)	(174)
Student loan sales	—	—	—	(2)	—	(2)
Plus:
Provision for loan losses	13	432	445	21	288	309
Reclassification of interest reserve(2)	—	10	10	—	8	8

Ending balance	$25	$524	$549	$27	$505	$532

	“Core Earnings” Basis Years Ended December 31,
	2009			2008
(Dollars in millions)	FFELP Loans	Private Education Loans	Total Portfolio	FFELP Loans	Private Education Loans	Total Portfolio
“Core Earnings” Basis:
Balance at beginning of period	$165	$1,813	$1,978	$118	$1,366	$1,484
Less:
Charge-offs(1)	(94)	(1,299)	(1,393)	(79)	(473)	(552)
Student loan sales	(4)	—	(4)	(1)	—	(1)
Plus:
Provision for loan losses	119	1,399	1,518	127	874	1,001
Reclassification of interest reserve(2)	—	54	54	—	46	46

Total “Core Earnings” basis	$186	$1,967	$2,153	$165	$1,813	$1,978

Percent of total	9%	91%	100%	8%	92%	100%

Troubled debt restructuring(3)	$—	$223	$223	$—	$—	$—

(1)

Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)

Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Represents the recorded investment of loans classified as troubled debt restructuring.

Private Education Loan Originations

The following tables summarize our Private Education Loan originations for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Smart Option — interest only(1)	$811	$809	$941	$881	$1,315
Smart Option — fixed pay(1)	1,026	845	1,005	1,118	594
Smart Option — deferred(1)	1,378	1,108	1,319	579	—
Other	62	69	80	159	398

Total Private Education Loan originations	$3,277	$2,831	$3,345	$2,737	$2,307

(1)

Interest only, fixed pay and deferred describe the payment option while in school or in grace period. See “Consumer Lending Portfolio Performance — Private Education Loan Repayment Options” for further discussion.

Consumer Lending Portfolio Performance

Private Education Loan Delinquencies and Forbearance

The tables below present our Private Education Loan delinquency trends for the periods presented:

	September 30,				December 31,
	2013		2012		2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Loans in-school/ grace/deferment(1)	$6,541		$6,800		$5,904		$6,522		$8,340
Loans in forbearance(2)	1,108		1,036		1,136		1,386		1,340
Loans in repayment and percentage of each status:
Loans current	28,856	91.2%	27,886	90.0%	28,575	90.7%	27,122	89.9%	24,888	89.4%
Loans delinquent 31-60 days(3)	966	3.0	954	3.1	1,012	3.2	1,076	3.6	1,011	3.6
Loans delinquent 61-90(3)	641	2.0	504	1.6	481	1.5	520	1.6	471	1.7
Loans delinquent greater than 90 days (3)	1,188	3.8	1,628	5.3	1,446	4.6	1,467	4.9	1,482	5.3

Total Private Education Loans in repayment	31,651	100%	30,972	100%	31,514	100%	30,185	100%	27,852	100%

Total Private Education Loans, gross	39,300		38,808		38,554		38,093		37,532
Private Education Loan unamortized discount	(726)		(814)		(796)		(873)		(894)

Total Private Education Loans	38,574		37,994		37,758		37,220		36,638
Private Education Loan receivable for partially charged-off loans	1,322		1,303		1,347		1,241		1,040
Private Education Loan allowance for losses	(2,144)		(2,196)		(2,171)		(2,171)		(2,022)

Private Education Loans, net	$37,752		$37,101		$36,934		$36,290		$35,656

Percentage of Private Education Loans in repayment		80.5%		79.8%		81.7%		79.2%		74.2%

Delinquencies as a percentage of Private Education Loans in repayment		8.8%		10.0%		9.3%		10.1%		10.6%

Loans in forbearance as a percentage of loans in repayment and forbearance		3.4%		3.2%		3.5%		4.4%		4.6%

Loans in repayment greater than 12 months as a percentage of loans in repayment(4)		83.2%		77.1%		78.5%		72.4%		64.3%

(1)

Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(2)

Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

(4)	Based on number of months in an active repayment status for which a scheduled monthly payment was due.

Allowance for Private Education Loan Losses

The following tables summarize changes in the allowance for Private Education Loan losses for the periods presented:

	Nine Months Ended September 30		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Allowance at beginning of period	$2,171	$2,171	$2,171	$2,022	$1,443
Consolidation of securitization trusts(4)	—	—	—	—	524

Allowance at beginning of period — total portfolio	2,171	2,171	2,171	2,022	1,967
Provision for Private Education Loan losses	607	712	1,008	1,179	1,298
Charge-offs(1)	(649)	(709)	(1,037)	(1,072)	(1,291)
Reclassification of interest reserve(2)	15	22	29	42	48

Allowance at end of period	$2,144	$2,196	$2,171	$2,171	$2,022

Charge-offs as a percentage of average loans in repayment(5)	2.7%	3.1%	3.37%	3.72%	5.04%
Charge-offs as a percentage of average loans in repayment and forbearance(5)	2.6%	3.0%	3.24%	3.55%	4.79%
Allowance as a percentage of the ending total loans	5.3%	5.5%	5.44%	5.52%	5.24%
Allowance as a percentage of ending loans in repayment	6.8%	7.1%	6.89%	7.19%	7.26%
Average coverage of charge-offs	2.5	2.3	2.1	2.0	1.6
Ending total loans(3)	$40,622	$40,111	$39,901	$39,334	$38,572
Average loans in repayment	$31,631	$30,577	$30,750	$28,790	$25,596
Ending loans in repayment	$31,651	$30,972	$31,514	$30,185	$27,852

(1)

Charge-offs are reported net of expected recoveries. The expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)

Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans represents gross Private Education Loans, plus the receivable for partially charged-off loans.

(4)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance, all off-balance sheet loans were consolidated on-balance sheet.

(5)	For the nine months ended September 30, 2013 and 2012 percentages are calculated on an annualized basis.

The following tables provide the detail for our traditional and non-traditional “Core Earnings” basis Private Education Loans for the periods presented.

	September 30, 2013			September 30, 2012
(Dollars in millions)	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total
Ending total loans(1)	$37,151	$3,471	$40,622	$36,250	$3,861	$40,111
Ending loans in repayment	29,270	2,381	31,651	28,356	2,616	30,972
Private Education Loan allowance for losses	1,611	533	2,144	1,634	562	2,196
Charge-offs as a percentage of average loans in repayment (annualized)	2.1%	8.8%	2.6%	2.6%	10.5%	3.2%
Allowance as a percentage of ending total loan balance	4.3%	15.4%	5.3%	4.5%	14.6%	5.5%
Allowance as a percentage of ending loans in repayment	5.5%	22.4%	6.8%	5.8%	21.5%	7.1%
Average coverage of charge-offs (annualized)	2.7	2.5	2.6	2.3	2.0	2.2
Delinquencies as a percentage of Private Education Loans in repayment	7.7%	22.7%	8.8%	8.6%	25.1%	10.0%
Delinquencies greater than 90 days as a percentage of Private Education Loans in repayment	3.2%	11.1%	3.8%	4.4%	14.6%	5.3%
Loans in forbearance as a percentage of loans in repayment and forbearance	3.2%	5.4%	3.4%	3.1%	5.0%	3.2%
Loans that entered repayment during the period(2)	$1,009	$13	$1,022	$884	$23	$907
Percentage of Private Education Loans with a cosigner	70%	31%	67%	67%	30%	64%
Average FICO at origination	729	625	722	727	624	719

(1)	Ending total loans represent gross Private Education Loans, plus the receivable for partially charged-off loans.

(2)	Includes loans that are required to make a payment for the first time.

	December 31, 2012			December 31, 2011			December 31, 2010
(Dollars in millions)	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total
Ending total loans(1)	$36,144	$3,757	$39,901	$35,233	$4,101	$39,334	$34,177	$4,395	$38,572
Ending loans in repayment	28,930	2,584	31,514	27,467	2,718	30,185	25,043	2,809	27,852
Private Education Loan allowance for loan losses	1,637	534	2,171	1,542	629	2,171	1,231	791	2,022
Charge-offs as a percentage of average loans in repayment	2.7%	10.9%	3.4%	2.8%	12.3%	3.7%	3.6%	16.8%	5.0%
Allowance as a percentage of ending total loans	4.5%	14.2%	5.4%	4.4%	15.3%	5.5%	3.6%	18.0%	5.2%
Allowance as a percentage of ending loans in repayment	5.7%	20.7%	6.9%	5.6%	23.1%	7.2%	4.9%	28.2%	7.3%
Average coverage of charge-offs	2.2	1.9	2.1	2.1	1.9	2.0	1.5	1.7	1.6
Delinquencies as a percentage of Private Education Loans in repayment	8.1%	23.4%	9.3%	8.6%	26.0%	10.1%	8.8%	27.4%	10.6%
Delinquencies greater than 90 days as a percentage of Private Education Loans in repayment	3.9%	12.6%	4.6%	4.0%	13.6%	4.9%	4.2%	15.0%	5.3%
Loans in forbearance as a percentage of loans in repayment and forbearance	3.3%	5.1%	3.5%	4.2%	6.6%	4.4%	4.4%	6.1%	4.6%
Loans that entered repayment during the period(2)	$3,336	$194	$3,530	$4,886	$345	$5,231	$6,451	$553	$7,004
Percentage of Private Education Loans with a cosigner	68%	30%	65%	65%	29%	62%	63%	28%	59%
Average FICO at origination	728	624	720	726	624	717	725	623	715

(1)	Ending total loans represent gross Private Education Loans, plus the receivable for partially charged-off loans.

(2)	Includes loans that are required to make a payment for the first time.

	December 31, 2009			December 31, 2008
(Dollars in millions)	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total
Ending total loans(1)	$33,223	$4,747	$37,970	$31,101	$5,107	$36,208
Ending loans in repayment	21,453	2,913	24,366	17,715	2,997	20,712
Private Education Loan allowance for loan losses	1,056	911	1,967	859	954	1,813
Charge-offs as a percentage of average loans in repayment	3.6%	21.4%	6.0%	1.4%	11.1%	2.9%
Allowance as a percentage of ending total loans	3.2%	19.2%	5.2%	2.8%	18.7%	5.0%
Allowance as a percentage of ending loans in repayment	4.9%	31.3%	8.1%	4.8%	31.8%	8.8%
Average coverage of charge-offs	1.6	1.5	1.5	4.2	3.5	3.8
Delinquencies as a percentage of Private Education Loans in repayment	9.5%	31.4%	12.1%	7.1%	28.9%	10.2%
Delinquencies greater than 90 days as a percentage of Private Education Loans in repayment	4.6%	17.5%	6.1%	2.6%	12.7%	4.0%
Loans in forbearance as a percentage of loans in repayment and forbearance	5.3%	7.1%	5.5%	6.7%	9.0%	7.0%
Loans that entered repayment during the period(2)	$6,430	$851	$7,281	$6,181	$1,092	$7,273
Percentage of Private Education Loans with a cosigner	61%	28%	57%	59%	26%	55%
Average FICO at origination	725	623	713	723	622	710

(1)	Ending total loans represent gross Private Education Loans, plus the receivable for partially charged-off loans.

(2)	Includes loans that are required to make a payment for the first time.

As part of concluding on the adequacy of the allowance for loan losses, we review key allowance and loan metrics. The most significant of these metrics considered are the allowance coverage of charge-offs ratio; the allowance as a percentage of total loans and of loans in repayment; and delinquency and forbearance percentages.

Receivable for Partially Charged-Off Private Education Loans

At the end of each month, for loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “receivable for partially charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for loan losses with an offsetting reduction in the receivable for partially charged-off Private Education Loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. Private Education Loans which defaulted between 2008 and 2012 for which we have previously charged off estimated losses have, to varying degrees, not met our post-default recovery expectations to date and may continue not to do so. According to our policy, we have been charging off these periodic shortfalls in expected recoveries against our allowance for Private Education Loan losses and the related receivable for partially charged-off Private Education Loans and we will continue to do so. Differences in actual future recoveries on these defaulted loans could affect our receivable for partially charged-off Private Education Loans. There was $329 million and $198 million in allowance for Private Education Loan losses at September 30, 2013 and December 31, 2012, respectively, providing for possible additional future charge-offs related to the receivable for partially charged-off Private Education Loans. See “Consumer Lending Segment — Private Education Loans Provision for Loan Losses and Charge-Offs.”

The following tables summarize the activity in the receivable for partially charged-off loans for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Receivable at beginning of period	$1,347	$1,241	$1,241	$1,040	$499
Expected future recoveries of current period defaults(1)	216	237	351	391	459
Recoveries(2)	(177)	(139)	(189)	(155)	(104)
Charge-offs(3)	(64)	(36)	(56)	(35)	(43)
Consolidation of securitization trusts(4)	—	—	—	—	229

Receivable at end of period	1,322	1,303	1,347	1,241	1,040
Allowance for estimated recovery shortfalls(5)	(329)	(187)	(198)	(148)	—

Net receivable at end of period	$993	$1,116	$1,149	$1,093	$1,040

(1)	Represents the difference between the defaulted loan balance and our estimate of the amount to be collected in the future.

(2)	Current period cash collections.

(3)

Represents the current period recovery shortfall — the difference between what was expected to be collected and what was actually collected. These amounts are included in total charge-offs as reported in the “Allowance for Private Education Loan Losses” table.

(4)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance, all off-balance loans were consolidated on-balance sheet.

(5)

The allowance for estimated recovery shortfalls of the receivable for partially charged-off Private Education Loans is a component of the overall allowance for Private Education Loan losses of $2.1 billion, $2.2 billion, $2.2 billion, $2.2 billion and $2.0 billion as of September 30, 2013, September 30, 2012 and December 31, 2012, 2011 and 2010, respectively.

Use of Forbearance as a Private Education Loan Collection Tool

Forbearance involves granting the customer a temporary cessation of payments (or temporary acceptance of smaller than scheduled payments) for a specified period of time. Using forbearance extends the original term of the loan. Forbearance does not grant any reduction in the total repayment obligation (principal or interest). While in forbearance status, interest continues to accrue and is capitalized to principal when the loan re-enters repayment status. Our forbearance policies include limits on the number of forbearance months granted consecutively and the total number of forbearance months granted over the life of the loan. In some instances, we require good-faith payments before granting forbearance. Exceptions to forbearance policies are permitted when such exceptions are judged to increase the likelihood of collection of the loan. Forbearance as a collection tool is used most effectively when applied based on a customer’s unique situation, including historical information and judgments. We leverage updated customer information and other decision support tools to best determine who will be granted forbearance based on our expectations as to a customer’s ability and willingness to repay their obligation. This strategy is aimed at mitigating the overall risk of the portfolio as well as encouraging cash resolution of delinquent loans.

Forbearance may be granted to customers who are exiting their grace period to provide additional time to obtain employment and income to support their obligations, or to current customers who are faced with a hardship and request forbearance time to provide temporary payment relief. In these circumstances, a customer’s loan is placed into a forbearance status in limited monthly increments and is reflected in the forbearance status at month-end during this time. At the end of their granted forbearance period, the customer will enter repayment status as current and is expected to begin making their scheduled monthly payments on a go-forward basis.

Forbearance may also be granted to customers who are delinquent in their payments. In these circumstances, the forbearance cures the delinquency and the customer is returned to a current repayment status. In more limited instances, delinquent customers will also be granted additional forbearance time.

The table below reflects the historical effectiveness of using forbearance. Our experience has shown that three years after being granted forbearance for the first time, 66 percent of the loans are current, paid in full, or receiving an in-school grace or deferment, and 20 percent have defaulted. The default experience associated with loans which utilize forbearance is considered in our allowance for loan losses. The number of loans in a forbearance status as a percentage of loans in repayment and forbearance increased to 3.4 percent at September 30, 2013 compared with 3.2 percent at September 30, 2012. As of September 30, 2013, one percent of loans in current status were delinquent as of the end of the prior month, but were granted a forbearance that made them current as of September 30, 2013 (customers made payments on approximately 29 percent of these loans as a prerequisite to being granted forbearance).

Tracking by First Time in Forbearance Compared to All Loans Entering Repayment — Portfolio data through September 30, 2013
	Status distribution 36 months after being granted forbearance for the first time	Status distribution 36 months after entering repayment (all loans)	Status distribution 36 months after entering repayment for loans never entering forbearance
In-school/grace/deferment	9.6%	9.0%	5.4%
Current	51.0	59.5	67.3
Delinquent 31-60 days	3.1	2.0	0.4
Delinquent 61-90 days	1.9	1.1	0.1
Delinquent greater than 90 days	4.7	2.7	0.3
Forbearance	3.9	3.0	—
Defaulted	20.2	11.5	7.5
Paid	5.6	11.2	19.0

Total	100%	100%	100%

The tables below show the composition and status of the Private Education Loan portfolio aged by number of months in active repayment status (months for which a scheduled monthly payment was due). As indicated in the tables, the percentage of loans in forbearance status decreases the longer the loans have been in active repayment status. At September 30, 2013, loans in forbearance status as a percentage of loans in repayment and forbearance were 6.2 percent for loans that have been in active repayment status for less than 25 months. At September 30, 2013 loans in forbearance status as a percentage of loans in repayment and forbearance were 6.2 percent for loans that have been in active repayment status for less than 25 months. The percentage drops to 1.4 percent for loans that have been in active repayment status for more than 48 months. Approximately 65 percent of our Private Education Loans in forbearance status at September 30, 2013 had been in active repayment status less than 25 months.

	Monthly Scheduled Payments Due
(Dollars in millions)	0 to 12	13 to 24	25 to 36	37 to 48	More than 48	Not Yet in Repayment	Total
September 30, 2013
Loans in-school/grace/deferment	$—	$—	$—	$—	$—	$6,541	$6,541
Loans in forbearance	529	187	157	97	138	—	1,108
Loans in repayment — current	4,482	4,987	5,568	4,424	9,395	—	28,856
Loans in repayment — delinquent 31-60 days	247	193	180	134	212	—	966
Loans in repayment — delinquent 61-90 days	214	131	109	77	110	—	641
Loans in repayment — delinquent greater than 90 days	383	267	213	139	186	—	1,188

Total	$5,855	$5,765	$6,227	$4,871	$10,041	$6,541	39,300

Unamortized discount							(726)
Receivable for partially charged-off loans							1,322
Allowance for loan losses							(2,144)

Total Private Education Loans, net							$37,752

Loans in forbearance as a percentage of loans in repayment and forbearance	9.0%	3.2%	2.5%	2.0%	1.4%	—%	3.4%

(Dollars in millions)	Monthly Scheduled Payments Due					Not Yet in Repayment	Total
December 31, 2012	0 to 12	13 to 24	25 to 36	37 to 48	More than 48
Loans in-school/grace/deferment	$—	$—	$—	$—	$—	$5,904	$5,904
Loans in forbearance	602	195	149	83	107	—	1,136
Loans in repayment — current	5,591	5,366	5,405	4,403	7,810	—	28,575
Loans in repayment — delinquent 31-60 days	353	189	175	116	179	—	1,012
Loans in repayment — delinquent 61-90 days	185	95	81	49	71	—	481
Loans in repayment — delinquent greater than 90 days	640	292	227	129	158	—	1,446

Total	$7,371	$6,137	$6,037	$4,780	$8,325	$5,904	38,554

Unamortized discount							(796)
Receivable for partially charged-off loans							1,347
Allowance for loan losses							(2,171)

Total Private Education Loans, net							$36,934

Loans in forbearance as a percentage of loans in repayment and forbearance	8.2%	3.2%	2.5%	1.7%	1.3%	—%	3.5%

(Dollars in millions)	Monthly Scheduled Payments Due					Not Yet in Repayment	Total
December 31, 2011	0 to 12	13 to 24	25 to 36	37 to 48	More than 48
Loans in-school/grace/deferment	$—	$—	$—	$—	$—	$6,522	$6,522
Loans in forbearance	920	194	126	66	80	—	1,386
Loans in repayment — current	6,866	6,014	5,110	3,486	5,646	—	27,122
Loans in repayment — delinquent 31-60 days	506	212	158	83	117	—	1,076
Loans in repayment — delinquent 61-90 days	245	100	78	41	56	—	520
Loans in repayment — delinquent greater than 90 days	709	317	205	102	134	—	1,467

Total	$9,246	$6,837	$5,677	$3,778	$6,033	$6,522	38,093

Unamortized discount							(873)
Receivable for partially charged-off loans							1,241
Allowance for loan losses							(2,171)

Total Private Education Loans, net							$36,290

Loans in forbearance as a percentage of loans in repayment and forbearance	10.0%	2.8%	2.2%	1.8%	1.3%	—%	4.4%

(Dollars in millions)	Monthly Scheduled Payments Due					Not Yet in Repayment	Total
December 31, 2010	0 to 12	13 to 24	25 to 36	37 to 48	More than 48
Loans in-school/grace/deferment	$—	$—	$—	$—	$—	$8,340	$8,340
Loans in forbearance	980	167	92	47	54	—	1,340
Loans in repayment — current	8,342	5,855	4,037	2,679	3,975	—	24,888
Loans in repayment — delinquent 31-60 days	537	209	117	63	85	—	1,011
Loans in repayment — delinquent 61-90 days	258	92	55	27	39	—	471
Loans in repayment — delinquent greater than 90 days	815	336	156	75	100	—	1,482

Total	$10,932	$6,659	$4,457	$2,891	$4,253	$8,340	37,532

Unamortized discount							(894)
Receivable for partially charged-off loans							1,040
Allowance for loan losses							(2,022)

Total Private Education Loans, net							$35,656

Loans in forbearance as a percentage of loans in repayment and forbearance	9.0%	2.5%	2.1%	1.6%	1.3%	—%	4.6%

The tables below stratify the portfolio of Private Education Loans in forbearance by the cumulative number of months the customer has used forbearance as of the dates indicated. As detailed in the table below, there has been a continuing decline in the average months of forbearance used in our portfolio.

	September 30, 2013		December 31,
			2012		2011		2010
(Dollars in millions)	Forbearance Balance	% of Total	Forbearance Balance	% of Total	Forbearance Balance	% of Total	Forbearance Balance	% of Total
Cumulative number of months customer has used forbearance
Up to 12 months	$838	76%	$883	78%	$887	64%	$958	71%
13 to 24 months	202	18	186	16	446	32	343	26
More than 24 months	68	6	67	6	53	4	39	3

Total	$1,108	100%	$1,136	100%	$1,386	100%	$1,340	100%

Private Education Loan Repayment Options

Certain loan programs allow customers to select from a variety of repayment options depending on their loan type and their enrollment/loan status, which include the ability to extend their repayment term or change their monthly payment. The charts below provide the optional repayment offerings in addition to the standard level principal and interest payments as of September 30, 2013 and December 31, 2012, respectively.

(Dollars in millions) September 30, 2013	Loan Program
	Signature and Other		Smart Option	Career Training	Total
$ in repayment	$ 23,090		$ 7,278	$ 1,283	$ 31,651
$ in total	27,838		10,127	1,335	39,300
Payment method by enrollment status:
In-school/grace	Deferred	(1)	Deferred(1), interest-only or fixed $25/month	Interest-only or fixed $25/month

Repayment	Level principal and interest or graduated		Level principal and interest	Level principal and interest

(Dollars in millions) December 31, 2012	Loan Program
	Signature and Other		Smart Option	Career Training	Total
$ in repayment	$ 24,261		$ 5,774	$ 1,479	$ 31,514
$ in total	$ 29,522		$ 7,493	$ 1,539	$ 38,554
Payment method by enrollment status:
In-school/grace	Deferred	(1)	Deferred(1), interest-only or fixed $25/month	Interest-only or fixed $25/month

Repayment	Level principal and interest or graduated		Level principal and interest	Level principal and interest

(1)	“Deferred” includes loans for which no payments are required and interest charges are capitalized into the loan balance.

The graduated repayment program that is part of Signature and Other Loans includes an interest-only payment feature that may be selected at the option of the customer. Customers elect to participate in this program at the time they enter repayment following their grace period. This program is available to customers in repayment, after their grace period, who would like a temporary lower payment from the required principal and interest payment amount. Customers participating in this program pay monthly interest with no amortization of their principal balance for up to 48 payments after entering repayment (dependent on the loan product type). The maturity date of the loan is not extended when a customer participates in this program. As of September 30, 2013 and December 31, 2012, customers in repayment owing approximately $5.0 billion (16 percent of loans in repayment) and $6.6 billion (21 percent of loans in repayment), respectively, were enrolled in the interest-only program. Of these amounts, 10 percent were non-traditional loans at both September 30, 2013 and December 31, 2012.

Accrued Interest Receivable

The following tables provide information regarding accrued interest receivable on our Private Education Loans. The table also discloses the amount of accrued interest on loans greater than 90 days past due as compared to our allowance for uncollectible interest. The allowance for uncollectible interest exceeds the amount of accrued interest on our 90 days past due portfolio for all periods presented.

	Accrued Interest Receivable
(Dollars in millions)	Total	Greater Than 90 Days Past Due	Allowance for Uncollectible Interest
September 30, 2013	$1,037	$46	$67
December 31, 2012	$904	$55	$67
December 31, 2011	$1,018	$54	$72
December 31, 2010	$1,271	$55	$94
December 31, 2009	$1,165	$41	$96
December 31, 2008	$1,135	$29	$106

FFELP Loan Portfolio Performance

FFELP Loan Delinquencies and Forbearance

The tables below present our FFELP Loan delinquency trends for the periods presented.

	FFELP Loan Delinquencies
	September 30,
	2013		2012
(Dollars in millions)	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$14,613		$19,512
Loans in forbearance(2)	13,191		16,448
Loans in repayment and percentage of each status:
Loans current	64,144	82.6%	75,085	83.0%
Loans delinquent 31-60 days(3)	3,798	4.9	4,970	5.5
Loans delinquent 61-90 days(3)	2,734	3.5	2,546	2.8
Loans delinquent greater than 90 days(3)	6,942	9.0	7,880	8.7

Total FFELP Loans in repayment	77,618	100%	90,481	100%

Total FFELP Loans, gross	105,422		126,441
FFELP Loan unamortized premium	1,058		1,472

Total FFELP Loans	106,480		127,913
FFELP Loan allowance for losses	(130)		(166)

FFELP Loans, net	$106,350		$127,747

Percentage of FFELP Loans in repayment		73.6%		71.6%

Delinquencies as a percentage of FFELP Loans in repayment		17.4%		17.0%

FFELP Loans in forbearance as a percentage of loans in repayment and forbearance		14.5%		15.4%

(1)

Loans for customers who may still be attending school or engaging in other permitted educational activities and are not required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation, as well as loans for customers who have requested extension of grace period during employment transition or who have temporarily ceased making payments due to hardship or other factors.

(2)

Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making payments due to hardship or other factors.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

	December 31,
	2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$17,702		$22,887		$28,214
Loans in forbearance(2)	15,902		19,575		22,028
Loans in repayment and percentage of each status:
Loans current	75,499	83.2%	77,093	81.9%	80,026	82.8%
Loans delinquent 31-60 days(3)	4,710	5.2	5,419	5.8	5,500	5.7
Loans delinquent 61-90 days(3)	2,788	3.1	3,438	3.7	3,178	3.3
Loans delinquent greater than 90 days(3)	7,734	8.5	8,231	8.6	7,992	8.2

Total FFELP Loans in repayment	90,731	100%	94,181	100%	96,696	100%

Total FFELP Loans, gross	124,335		136,643		146,938
FFELP Loan unamortized premium	1,436		1,674		1,900

Total FFELP Loans	125,771		138,317		148,838
FFELP Loan allowance for losses	(159)		(187)		(189)

FFELP Loans, net	$125,612		$138,130		$148,649

Percentage of FFELP Loans in repayment		73.0%		68.9%		65.8%

Delinquencies as a percentage of FFELP Loans in repayment		16.8%		18.1%		17.2%

FFELP Loans in forbearance as a percentage of loans in repayment and forbearance		14.9%		17.2%		18.6%

(1)

Loans for customers who may still be attending school or engaging in other permitted educational activities and are not required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation, as well as loans for customers who have requested extension of a grace period during employment transition or who have temporarily ceased making payments due to hardship or other factors.

(2)

Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making payments due to hardship or other factors.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

Allowance for FFELP Loan Losses

The following tables summarize changes in the allowance for FFELP Loan losses for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Allowance at beginning of period	$159	$187	$187	$189	$161
Consolidation of securitization trusts(1)	—	—	—	—	25

Allowance at beginning of period — total portfolio	159	187	187	189	186
Provision for FFELP Loan losses	42	54	72	86	98
Charge-offs	(57)	(68)	(92)	(78)	(87)
Student loan sales	(14)	(7)	(8)	(10)	(8)

Allowance at end of period	$130	$166	$159	$187	$189

Charge-offs as a percentage of average loans in repayment(2)	.09%	.10%	.10%	.08%	.11%
Charge-offs as a percentage of average loans in repayment and forbearance(2)	.08%	.08%	.08%	.07%.	.09%
Allowance as a percentage of the ending total loans, gross	.12%	.13%	.13%	.14%	.13%
Allowance as a percentage of ending loans in repayment	.17%	.18%	.18%	.20%	.20%
Allowance coverage of charge-offs	1.7	1.8	1.7	2.4	2.2
Ending total loans, gross	$105,422	$126,441	$124,335	$136,643	$146,938
Average loans in repayment	$82,196	$92,157	$91,653	$94,359	$82,255
Ending loans in repayment	$77,618	$90,481	$90,731	$124,335	$96,696

(1)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance, all off-balance sheet loans were consolidated on-balance sheet.

(2)	For the nine months ended September 30, 2013 and 2012 percentages are calculated on an annualized basis.

Liquidity and Capital Resources

Funding and Liquidity Risk Management

The following “Liquidity and Capital Resources” discussion concentrates on our Consumer Lending and FFELP Loans segments. Our Business Services and Other segments require minimal capital and funding. While the following discussion is based on our historical liquidity and capital resources and practices, it should be noted that following the separation and distribution Sallie Mae Bank will become part of SLM BankCo and NewCo will neither originate Private Education Loans nor have bank deposits.

We define liquidity risk as the potential inability to meet our obligations when they become due without incurring unacceptable losses, such as the ability to fund liability maturities and deposit withdrawals, or invest in future asset growth and business operations at reasonable market rates, as well as the potential inability to fund Private Education Loan originations. Our three primary liquidity needs include our ongoing ability to meet our funding needs for our businesses throughout market cycles, including during periods of financial stress and to avoid any mismatch between the maturity of assets and liabilities, our ongoing ability to fund originations of Private Education Loans and servicing our indebtedness and bank deposits. To achieve these objectives we analyze and monitor our liquidity needs, maintain excess liquidity and access diverse funding sources including the issuance of unsecured debt, the issuance of secured debt primarily through asset backed securitizations and/or other financing facilities and through deposits at Sallie Mae Bank.

We define liquidity as cash and high-quality liquid securities that we can use to meet our funding requirements. Our primary liquidity risk relates to our ability to fund new originations and raise replacement funding at a reasonable cost as our unsecured debt and bank deposits mature. In addition, we must continue to obtain funding at reasonable rates to meet our other business obligations and to continue to grow our business. Key risks historically associated with our liquidity relate to our ability to access the capital markets and bank deposits and access them at reasonable rates. This ability may be affected by our credit ratings, as well as the overall availability of funding sources in the marketplace. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including over-the-counter derivatives.

Credit ratings and outlooks are opinions subject to ongoing review by the ratings agencies and may change from time to time based on our financial performance, industry dynamics and other factors. Other factors that influence our credit ratings include the ratings agencies’ assessment of the general operating environment, our relative positions in the markets in which we compete, reputation, liquidity position, the level and volatility of earnings, corporate governance and risk management policies, capital position and capital management practices. A negative change in our credit rating could have a negative effect on our liquidity because it would raise the cost and availability of funding and potentially require additional cash collateral or restrict cash currently held as collateral on existing borrowings or derivative collateral arrangements. It is our objective to improve our credit ratings so that we can continue to efficiently access the capital markets even in difficult economic and market conditions.

We expect to fund our ongoing liquidity needs, including the origination of new Private Education Loans and the repayment of $3.2 billion of senior unsecured notes that mature in the next 12 months, primarily through our current cash and investment portfolio, the issuance of additional bank deposits and unsecured debt, the predictable operating cash flows provided by earnings, the repayment of principal on unencumbered student loan assets and the distributions from our securitization trusts (including servicing fees which are priority payments within the trusts). We may also draw down on our secured FFELP facilities.

Currently, new Private Education Loan originations are initially funded through deposits and subsequently securitized to term. We have $1.2 billion of cash at Sallie Mae Bank as of September 30, 2013 available to fund future originations. We no longer originate FFELP Loans and therefore no longer have liquidity requirements for new FFELP Loan originations, but will continue to opportunistically purchase FFELP Loan portfolios from others. Following the separation and distribution of NewCo, Sallie Mae Bank will be a subsidiary of SLM BankCo and we will no longer originate Private Education Loans.

Sources of Liquidity and Available Capacity

Ending Balances

	September 30, 2013	December 31,
(Dollars in millions)		2012	2011
Sources of primary liquidity:
Unrestricted cash and liquid investments:
Holding Company and other non-bank subsidiaries	$3,194	$2,376	$1,403
Sallie Mae Bank(1)	1,222	1,598	1,462

Total unrestricted cash and liquid investments	$4,416	$3,974	$2,865

Unencumbered FFELP Loans	$2,013	$1,656	$994

Average Balances

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in millions)	2013	2012	2012	2011	2010
Sources of primary liquidity:
Unrestricted cash and liquid investments:
Holding Company and other non-bank subsidiaries	$2,445	$2,343	$2,386	$2,474	$3,877
Sallie Mae Bank(1)	1,432	778	913	1,244	2,295

Total unrestricted cash and liquid investments	$3,877	$3,121	3,299	$3,718	$6,172

Unencumbered FFELP Loans	$1,839	$1,132	$1,218	$1,399	$1,897

(1)	This amount will be used primarily to originate or acquire student loans at Sallie Mae Bank. See discussion below on restrictions on Sallie Mae Bank to pay dividends.

Liquidity may also be available under secured credit facilities to the extent we have eligible collateral and capacity available. Maximum borrowing capacity under the FFELP Loans — other facilities will vary and be subject to each agreement’s borrowing conditions, including, among others, facility size, current usage and availability of qualifying collateral from unencumbered FFELP Loans. As of September 30, 2013, December 31, 2012 and December 31, 2011 the maximum additional capacity under these facilities was $11.2 billion, $11.8 billion and $11.3 billion, respectively. For the nine months ended September 30, 2013 and 2012, the average maximum additional capacity under these facilities was $11.1 billion and $11.3 billion, respectively. For the years ended December 31, 2012, 2011 and 2010, the average maximum additional capacity under these facilities was $11.3 billion, $11.4 billion and $12.9 billion, respectively.

We also hold a number of other unencumbered assets, consisting primarily of Private Education Loans and other assets. Total unencumbered student loans, net, comprised $13.5 billion of our unencumbered assets of which $11.5 billion and $2.0 billion related to Private Education Loans, net and FFELP Loans, net, respectively. At September 30, 2013, we had a total of $22.8 billion of unencumbered assets inclusive of those described above as sources of primary liquidity and exclusive of goodwill and acquired intangible assets.

Sallie Mae Bank’s ability to pay dividends is subject to the laws of Utah and the regulations of the FDIC. Generally, under Utah’s industrial bank laws and regulations as well as FDIC regulations, Sallie Mae Bank may pay dividends from its net profits without regulatory approval if, following the payment of the dividend, the Bank’s capital and surplus would not be impaired. While applicable Utah and FDIC regulations differ in approach as to determinations of impairment of capital and surplus, neither method of determination has historically required Sallie Mae Bank to obtain consent to the payment of dividends. For the nine months ended September 30, 2013 and 2012, Sallie Mae Bank paid dividends of $120 million and $345 million, respectively. For the years ended December 31, 2012, 2011 and 2010, Sallie Mae Bank paid dividends of $420 million, $100 million and $400 million, respectively. In connection with the separation and distribution of NewCo, Sallie Mae Bank will be a subsidiary of SLM BankCo and hence will no longer pay dividends to NewCo.

The following tables reconcile encumbered and unencumbered assets and their net impact on total tangible equity.

(Dollars in billions)	September 30, 2013	December 31,
		2012	2011
Net assets of consolidated variable interest entities (encumbered assets) — FFELP Loans	$5.8	$6.6	$7.4
Net assets of consolidated variable interest entities (encumbered assets) — Private Education Loans	6.6	6.6	5.5
Tangible unencumbered assets(1)	22.8	21.2	20.2
Unsecured debt	(27.1)	(26.7)	(24.1)
Mark-to-market on unsecured hedged debt(2)	(1.0)	(1.7)	(1.9)
Other liabilities, net	(1.9)	(1.4)	(2.3)

Total tangible equity	$5.2	$4.6	$4.8

(1)	Excludes goodwill and acquired intangible assets.

(2)

At September 30, 2013, December 31, 2012 and December 31, 2011, there were $1.0 billion, $1.4 billion and $1.6 billion, respectively, of net gains on derivatives hedging this debt in unencumbered assets, which partially offset these losses.

Transactions during the Nine Months Ended September 30, 2013

The following financing transactions have taken place in the first nine months of 2013:

Unsecured Financings:

•	January 28, 2013 — issued $1.5 billion senior unsecured bonds.

•	September 20, 2013 — issued $1.25 billion senior unsecured bonds.

FFELP ABS Financings:

•	February 14, 2013 — issued $1.2 billion FFELP ABS.

•	April 11, 2013 — issued $1.2 billion FFELP ABS.

•	June 20, 2013 — issued $1.2 billion FFELP ABS.

•	August 15, 2013 — issued $747 million FFELP ABS.

•	September 19, 2013 — issued $996 million FFELP ABS.

Private Education Loan ABS Financings:

•	January 31, 2013 — issued $0.3 billion Private Education Loan ABS funding a portfolio of previously issued auction rate securities that we had reacquired.

•	March 7, 2013 — issued $1.1 billion Private Education Loan ABS.

•	May 2, 2013 — issued $1.1 billion Private Education Loan ABS.

•	September 26, 2013 — issued $624 million Private Education Loan ABS.

FFELP Asset-Backed Financing Facility

On June 10, 2013, we closed on a new $6.8 billion credit facility that matures in June 2014 to facilitate the term securitization of FFELP Loans. The facility was used in June 2013 to refinance all of the FFELP Loans previously financed through the ED Conduit Program. As a result, we ended our participation in the ED Conduit Program.

Private Education Loan Facility

On July 17, 2013, we closed on a $1.1 billion asset-backed borrowing facility that matures on August 15, 2015. The facility was used to fund the call and redemption of our SLM 2009-D Private Education Loan Trust ABS, which occurred on August 15, 2013.

2013 Sales of FFELP Loan Securitization Trust Residual Interests

On February 13, 2013, we sold the Residual Interest in a FFELP Loan securitization trust to a third party. We will continue to service the student loans in the trust under existing agreements. The sale removed securitization trust assets of $3.82 billion and related liabilities of $3.68 billion from our balance sheet.

On April 11, 2013, we sold the Residual Interest in a FFELP Loan securitization trust to a third party. We will continue to service the student loans in the trust under existing agreements. The sale removed securitization trust assets of $2.03 billion and related liabilities of $1.99 billion from our balance sheet.

On June 13, 2013, we sold Residual Interests in FFELP Loan securitization trusts to a third party. We will continue to service the student loans in the trusts under existing agreements. The sale removed securitization trust assets of $6.60 billion and related liabilities of $6.42 billion from our balance sheet.

2012 Transactions

On January 13, 2012, the FFELP ABCP Facility was amended to increase the amount available to $7.5 billion, reflecting an increase of $2.5 billion over the previously scheduled facility reduction. In addition, the amendment extends the final maturity date by one year to January 9, 2015 and increases the amount available at future step-down dates.

In 2012, we issued $9.7 billion of FFELP ABS in eight separate transactions and $4.2 billion of Private Education Loan ABS in five separate transactions.

The following unsecured financing transactions took place in 2012:

•	January 27, 2012 — issued $1.5 billion senior unsecured debt, consisting of a $750 million five-year term bond and a $750 million ten-year term bond.

•	June 18, 2012 — issued $350 million unsecured debt with an average life of 4.5 years.

•	September 12, 2012 — issued an $800 million senior unsecured bond, consisting of a $300 million three-year term bond and $500 million five-year term bond.

Stockholder Distributions

In 2011, we repurchased 19.1 million shares of common stock at an aggregate price of $300 million. During 2012, we repurchased 58.0 million shares of our common stock for an aggregate purchase price of $900 million. We repurchased 19 million shares of our common stock for $400 million in the first half of 2013, fully utilizing our share repurchase program authorization. In July 2013, the Existing SLM board of directors authorized $400 million to be utilized in a new common share repurchase program that does not have an expiration date.

We paid our quarterly dividend on March 16, 2012, June 15, 2012, September 12, 2012 and December 21, 2012. On February 5, 2013, we increased our quarterly dividend on our common stock from $0.125 per common share to $0.15 per common share. We paid our quarterly dividend on March 15, 2013, June 21, 2013 and September 20, 2013.

Counterparty Exposure

Counterparty exposure related to financial instruments arises from the risk that a lending, investment or derivative counterparty will not be able to meet its obligations to us. Risks associated with our lending portfolio are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Consumer Lending Portfolio Performance” and “— FFELP Loan Portfolio Performance.”

Our investment portfolio is composed of very short-term securities issued by a diversified group of highly rated issuers, limiting our counterparty exposure. Additionally, our investing activity is governed by Board-approved limits on the amount that is allowed to be invested with any one issuer based on the credit rating of the issuer, further minimizing our counterparty exposure. Counterparty credit risk is considered when valuing investments and considering impairment.

Related to derivative transactions, protection against counterparty risk is generally provided by International Swaps and Derivatives Association, Inc. (ISDA) Credit Support Annexes (CSAs). CSAs require a counterparty to post collateral if a potential default would expose the other party to a loss. All derivative contracts entered into by SLM Corporation and the Bank are covered under such agreements and require collateral to be exchanged based on the net fair value of derivatives with each counterparty. Our securitization trusts require collateral in all cases if the counterparty’s credit rating is withdrawn or downgraded below a certain level. Additionally, securitizations involving foreign currency notes issued after November 2005 also require the counterparty to post collateral to the trust based on the fair value of the derivative, regardless of credit rating. The trusts are not required to post collateral to the counterparties. In all cases, our exposure is limited to the value of the derivative contracts in a gain position net of any collateral we are holding. We consider counterparties’ credit risk when determining the fair value of derivative positions on our exposure net of collateral.

We have liquidity exposure related to collateral movements between us and our derivative counterparties. Movements in the value of the derivatives, which are primarily affected by changes in interest rate and foreign exchange rates, may require us to return cash collateral held or may require us to access primary liquidity to post collateral to counterparties. If our credit ratings are downgraded from current levels, we may be required to segregate additional unrestricted cash collateral into restricted accounts.

The table below highlights exposure related to our derivative counterparties at September 30, 2013.

(Dollars in millions)	SLM Corporation and Sallie Mae Bank Contracts	Securitization Trust Contracts
Exposure, net of collateral(1)	$83	$860
Percent of exposure to counterparties with credit ratings below S&P AA- or Moody’s Aa3	90%	37%
Percent of exposure to counterparties with credit ratings below S&P A- or Moody’s A3	0%	0%

(1)

Recent turmoil in the European markets has led to increased disclosure of exposure to those markets. Our securitization trusts had total net exposure of $740 million related to financial institutions located in France; of this amount, $540 million carries a guaranty from the French government. The total exposure relates to $5.7 billion notional amount of cross-currency interest rate swaps held in our securitization trusts, of which $3.4 billion notional amount carries a guaranty from the French government. Counterparties to the cross currency interest rate swaps are required to post collateral when their credit rating is withdrawn or downgraded below a certain level. As of September 30, 2013, no collateral was required to be posted and we are not holding any collateral related to these contracts. Adjustments are made to our derivative valuations for counterparty credit risk. The adjustments made at September 30, 2013 related to derivatives with French financial institutions (including those that carry a guaranty from the French government) decreased the derivative asset value by $90 million. Credit risks for all derivative counterparties are assessed internally on a continual basis.

“Core Earnings” Basis Borrowings

The following tables present the ending balances of our “Core Earnings” basis borrowings at September 30, 2013 and December 31, 2012, and average balances and average interest rates of our “Core Earnings” basis borrowings for the nine months ended September 30, 2013 and 2012 and for the years 2012 and 2011. The average interest rates include derivatives that are economically hedging the underlying debt but do not qualify for hedge accounting treatment. See “‘Core Earnings’ — Definition and Limitations — Differences between ‘Core Earnings’ and GAAP — Reclassification of Realized Gains (Losses) on Derivative and Hedging Activities.”

Ending Balances

	September 30, 2013			December 31, 2012
(Dollars in millions)	Short Term	Long Term	Total	Short Term	Long Term	Total
Unsecured borrowings:
Senior unsecured debt	$3,201	$15,509	$18,710	$2,319	$15,446	$17,765
Bank deposits	5,732	1,896	7,628	4,226	3,088	7,314
Other(1)	806	—	806	1,609	—	1,609

Total unsecured borrowings	9,739	17,405	27,144	8,154	18,534	26,688
Secured borrowings:
FFELP Loan securitizations	—	91,690	91,690	—	105,525	105,525
Private Education Loan securitizations	—	19,434	19,434	—	19,656	19,656
FFELP Loan — other facilities	5,794	5,394	11,188	11,651	4,827	16,478
Private Education Loan — other facilities	—	878	878	—	1,070	1,070

Total secured borrowings	5,794	117,396	123,190	11,651	131,078	142,729

Total before hedge accounting adjustments	15,533	134,801	150,334	19,805	149,612	169,417
Hedge accounting adjustments	39	2,143	2,182	51	2,789	2,840

Total	$15,572	$136,944	$152,516	$19,856	$152,401	$172,257

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposures.

	December 31, 2011			December 31, 2010
(Dollars in millions)	Short Term	Long Term	Total	Short Term	Long Term	Total
Unsecured borrowings:
Senior unsecured debt	$1,801	$15,199	$17,000	$4,361	$15,742	$20,103
Brokered deposits	1,733	1,956	3,689	1,387	3,160	4,547
Retail and other deposits	2,123	—	2,123	1,370	—	1,370
Other(1)	1,329	—	1,329	887	—	887

Total unsecured borrowings	6,986	17,155	24,141	8,005	18,902	26,907

Secured borrowings:
FFELP Loan securitizations	—	107,905	107,905	—	113,671	113,671
Private Education Loan securitizations	—	19,297	19,297	—	21,409	21,409
ED Conduit Program Facility	21,313	—	21,313	24,484	—	24,484
ED Participation Program Facility	—	—	—	—	—	—
FFELP ABCP Facility	—	4,445	4,445	—	5,853	5,853
Private Education Loan ABCP Facility	—	1,992	1,992	—	—	—
Acquisition financing(2)	—	916	916	—	1,064	1,064
FHLB-DM Facility	1,210	—	1,210	900	—	900

Total secured borrowings	22,523	134,555	157,078	25,384	141,997	167,381

Total before hedge accounting adjustments	29,509	151,710	181,219	33,389	160,899	194,288
Hedge accounting adjustments	64	2,683	2,747	227	2,644	2,871

Total	$29,573	$154,393	$183,966	$33,616	$163,543	$197,159

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposure.

(2)	Relates to the acquisition of $25 billion of student loans at the end of 2010.

Secured borrowings comprised 82 percent and 84 percent of our “Core Earnings” basis debt outstanding at September 30, 2013 and December 31, 2012, respectively.

Average balances and interest rate

	Nine Months Ended September 30,
	2013		2012
(Dollars in millions)	Average Balance	Average Rate	Average Balance	Average Rate
Unsecured borrowings:
Senior unsecured debt	$17,936	3.21%	$18,225	2.95%
Bank deposits	7,471	1.16	5,409	1.49
Other(1)	1,108	.16	1,425	.17

Total unsecured borrowings	26,515	2.50	25,059	2.47
Secured borrowings:
FFELP Loan securitizations	96,949	.98	106,962	1.12
Private Education Loan securitizations	20,001	2.04	19,147	2.11
FFELP Loan — other facilities	13,678	1.01	24,646	.97
Private Education Loan — other facilities	547	1.70	2,121	1.77

Total secured borrowings	131,175	1.15	152,876	1.23

Total	$157,690	1.38%	$177,935	1.40%

“Core Earnings” average balance and rate	$157,690	1.38%	$177,935	1.40%
Adjustment for GAAP accounting treatment	—	.03	—	.08

GAAP basis average balance and rate	$157,690	1.41%	$177,935	1.48%

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposure.

	Years Ended December 31,
	2012		2011		2010
(Dollars in millions)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Unsecured borrowings:
Senior unsecured debt	$18,183	2.98%	$19,562	2.34%	$24,480	1.70%
Brokered deposits	3,293	1.86	3,660	2.35	5,123	2.65
Retail and other deposits	2,460	.85	1,684	1.11	644	1.16
Other(1)	1,474	.21	1,187	.17	1,159	.19

Total unsecured borrowings	25,410	2.47	26,093	2.16	31,406	1.79
Secured borrowings:
FFELP Loan securitizations	106,493	1.08	110,474	.93	100,967	.87
Private Education Loan securitizations	19,322	2.10	20,976	2.17	21,367	2.13
ED Conduit Program Facility	16,118	.82	22,869	.75	15,096	.70
ED Participation Program Facility	—	—	—	—	13,537	.81
FFELP ABCP Facility	4,733	1.03	4,989	1.05	6,623	1.24
Private Education Loan ABCP Facility	1,880	1.77	272	2.08	—	—
Acquisition financing(2)	791	4.83	998	4.81	3	5.28
FHLB-DM Facility	1,481	.34	893	.25	403	.35

Total secured borrowings	150,818	1.20	161,471	1.09	157,996	1.03

Total	$176,228	1.39%	$187,564	1.24%	$189,402	1.16%

“Core Earnings” average balance and rate	$176,228	1.39%	$187,564	1.24%	$189,402	1.16%
Adjustment for GAAP accounting treatment	—	.06	—	.04	—	.04

GAAP-basis average balance and rate	$176,228	1.45%	$187,564	1.28%	$189,402	1.20%

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposure.

(2)	Relates to the acquisition of $25 billion of student loans at the end of 2010.

Contractual Cash Obligations

The following table provides a summary of our contractual principal obligations associated with long-term notes at December 31, 2012.

(Dollars in millions)	1 Year or Less	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Long-term notes:
Senior unsecured debt	$—	$4,018	$4,100	$7,328	$15,446
Unsecured term bank deposits	—	2,446	642	—	3,088
Secured borrowings(1)	13,655	25,056	19,950	72,417	131,078

Total contractual cash obligations(2)	$13,655	$31,520	$24,692	$79,745	$149,612

(1)

Includes long-term beneficial interests of $125.2 billion of notes issued by consolidated VIEs in conjunction with our securitization transactions and included in long-term notes in the consolidated balance sheet. Timing of obligations is estimated based on our current projection of prepayment speeds of the securitized assets.

(2)

The aggregate principal amount of debt that matures in each period is $13.7 billion, $31.6 billion, $24.9 billion and $80.3 billion, respectively. Specifically excludes derivative market value adjustments of $2.8 billion for long-term notes. Interest obligations on notes are predominantly variable in nature, resetting monthly and quarterly based on LIBOR.

Unrecognized tax benefits were $33 million and $40 million for the years ended December 31, 2012 and 2011, respectively.

The following table provides a summary of our contractual principal obligations associated with long-term notes at September 30, 2013.

(Dollars in millions)	1 Year or Less	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Long-term notes:
Senior unsecured debt	$—	$4,184	$4,660	$6,665	$15,509
Unsecured term bank deposits	—	1,350	546	—	1,896
Secured borrowings(1)	11,010	25,409	18,917	62,060	117,396

Total contractual cash obligations(2)	$11,010	$30,943	$24,123	$68,725	$134,801

(1)

Includes long-term beneficial interests of $111.1 billion of notes issued by consolidated VIEs in conjunction with our securitization transactions and included in long-term notes in the consolidated balance sheet. Timing of obligations is estimated based on our current projection of prepayment speeds of the securitized assets.

(2)

The aggregate principal amount of debt that matures in each period is $11.1 billion, $31.1 billion, $24.3 billion and $69.3 billion, respectively. Specifically excludes derivative market value adjustments of $2.1 billion for long-term notes. Interest obligations on notes are predominantly variable in nature, resetting monthly and quarterly based on LIBOR.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). “Note 2 — Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this information statement includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. Actual results may differ from these estimates under varying assumptions or conditions. On a quarterly basis, management evaluates its estimates, particularly those that include the most difficult, subjective or complex judgments and are often about matters that are inherently uncertain. The most significant judgments, estimates and assumptions relate to the following critical accounting policies that are discussed in more detail below.

Allowance for Loan Losses

In determining the allowance for loan losses on our non-TDR portfolio, we estimate the principal amount of loans that will default over the next two years (two years being the expected period between a loss event and default) and how much we expect to recover over time related to the defaulted amount. Expected defaults less our expected recoveries equal the allowance related to this portfolio. Our historical experience indicates that, on average, the time between the date that a customer experiences a default causing event (i.e., the loss trigger event) and the date that we charge off the unrecoverable portion of that loan is two years. Separately, for our TDR portfolio, we estimate an allowance amount sufficient to cover life-of-loan expected losses through an impairment calculation based on the difference between the loan’s basis and the present value of expected future cash flows (which would include life-of-loan default and recovery assumptions) discounted at the loan’s original effective interest rate. See “Allowance for Private Education Loan Losses” in “Note 2 — Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this information statement. The separate allowance estimates for our TDR and non-TDR portfolios are combined into our total allowance for Private Education Loan losses.

In estimating both the non-TDR and TDR allowance amounts, we start with historical experience of customer default behavior. We make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations and whether additional adjustments may be needed to those historical default rates. We also take the economic environment into consideration when calculating the allowance for loan losses. We analyze key economic statistics and the effect we expect them to have on future defaults. Key economic statistics analyzed as part of the allowance for loan losses are unemployment rates and other asset type delinquency rates. More judgment has been required over the last several years, compared with years prior, in light of the recent downturn in the U.S. economy and high levels of unemployment and its effect on our customers’ ability to pay their obligations.

Our allowance for loan losses is estimated using an analysis of delinquent and current accounts. Our model is used to estimate the likelihood that a loan receivable may progress through the various delinquency stages and ultimately charge off. The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be susceptible to significant changes. The estimate for the allowance for loan losses is subject to a number of assumptions. If actual future performance in delinquency, charge-offs and recoveries are significantly different than estimated, this could materially affect our estimate of the allowance for loan losses and the related provision for loan losses on our income statement.

We determine the collectability of our Private Education Loan portfolio by evaluating certain risk characteristics. We consider school type, credit score (FICO), existence of a cosigner, loan status and loan seasoning as the key credit quality indicators because they have the most significant effect on our determination of the adequacy of our allowance for loan losses. The type of school customers attend can have an impact on their job prospects after graduation and therefore affects their ability to make payments. Credit scores are an indicator of the credit worthiness of a customer and the higher the credit score the more likely it is the customer will be able to make all of their contractual payments. Loan status affects the credit risk because a past due loan is more likely to result in a credit loss than an up-to-date loan. Additionally, loans in a deferred payment status have different credit risk profiles compared with those in current pay status. Loan seasoning affects credit risk because a loan with a history of making payments generally has a lower incidence of default than a loan with a history of making infrequent or no payments. The existence of a cosigner lowers the likelihood of default. We monitor and update these credit quality indicators in the analysis of the adequacy of our allowance for loan losses on a quarterly basis.

To estimate the probable credit losses incurred in the loan portfolio at the reporting date, we use historical experience of customer payment behavior in connection with the key credit quality indicators and incorporate management expectations regarding macroeconomic and collection procedure factors. Our model is based upon the most recent six months of actual collection experience, adjusted for seasonality, as the starting point and applies expected macroeconomic changes and collection procedure changes to estimate expected losses caused by loss events incurred as of the balance sheet date. Our model places a greater emphasis on the more recent default experience rather than the default experience for older historical periods, as we believe the recent default experience is more indicative of the probable losses incurred in the loan portfolio today. Similar to estimating defaults, we use historical customer payment behavior to estimate the timing and amount of future recoveries on charged-off loans. We use judgment in determining whether historical performance is representative of what we expect to collect in the future. We then apply the default and collection rate projections to each category of loans. Once the quantitative calculation is performed, we review the adequacy of the allowance for loan losses and determine if qualitative adjustments need to be considered. Additionally, we consider changes in laws and regulations that could potentially impact the allowance for loan losses. More judgment has been required over the last several years, compared with years prior, in light of the U.S. economy and its effect on our customers’ ability to pay their obligations. We believe that our model reflects recent customer behavior, loan performance, and collection performance, as well as expectations about economic factors.

Similar to the rules governing FFELP payment requirements, our collection policies allow for periods of nonpayment for customers requesting additional payment grace periods upon leaving school or experiencing temporary difficulty meeting payment obligations. This is referred to as forbearance status and is considered separately in our allowance for loan losses. The loss confirmation period is in alignment with our typical collection cycle and takes into account these periods of nonpayment.

On July 1, 2011, we adopted new guidance that clarified when a loan restructuring constitutes a TDR. In applying the new guidance we determined that certain Private Education Loans for which we grant forbearance of greater than three months should be classified as troubled debt restructurings. If a loan meets the criteria for troubled debt accounting then an allowance for loan losses is established which represents the present value of the losses that are expected to occur over the remaining life of the loan. This accounting results in a higher allowance for loan losses than our previously established allowance for these loans as our previous allowance for these loans represented an estimate of charge-offs expected to occur over the next two years (two years being our loss confirmation period). The new accounting guidance was effective as of July 1, 2011 but was required to be applied retrospectively to January 1, 2011. This resulted in $124 million of additional provision for loan losses in the third quarter of 2011 from approximately $3.8 billion of student loans being classified as troubled debt restructurings. This new accounting guidance is only applied to certain customers who use their fourth or greater month of forbearance during the time period this new guidance is effective. This new accounting guidance has the effect of accelerating the recognition of expected losses related to our Private Education Loan portfolio. The increase in the provision for losses as a result of this new accounting guidance does not reflect a decrease in credit expectations of the portfolio or an increase in the expected life-of-loan losses related to this portfolio. We believe forbearance is an accepted and effective collections and risk management tool for Private Education Loans. We plan to continue to use forbearance and as a result, we expect to have additional loans classified as troubled debt restructurings in the future. See “Note 4 — Allowance for Loan Losses” to the audited consolidated financial statements included elsewhere in the information statement for a further discussion on the use of forbearance as a collection tool.

FFELP Loans are insured as to their principal and accrued interest in the event of default subject to a Risk Sharing level based on the date of loan disbursement. These insurance obligations are supported by contractual rights against the United States. For loans disbursed after October 1, 1993, and before July 1, 2006, we receive 98 percent reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, we receive 97 percent reimbursement. For loans disbursed prior to October 1, 1993, we receive 100 percent reimbursement.

The allowance for FFELP Loan losses uses historical experience of customer default behavior and a two year loss confirmation period to estimate the credit losses incurred in the loan portfolio at the reporting date. We apply the default rate projections, net of applicable Risk Sharing, to each category for the current period to perform our quantitative calculation. Once the quantitative calculation is performed, we review the adequacy of the allowance for loan losses and determine if qualitative adjustments need to be considered.

Premium and Discount Amortization

The most judgmental estimate for premium and discount amortization on student loans is the Constant Prepayment Rate (“CPR”), which measures the rate at which loans in the portfolio pay down principal compared to their stated terms. Loan consolidation, default, term extension and other prepayment factors affecting our CPR estimates are affected by changes in our business strategy, changes in our competitor’s business strategies, legislative changes, interest rates and changes to the current economic and credit environment. When we determine the CPR we begin with historical prepayment rates due to consolidation activity, defaults, payoffs and term extensions from the utilization of forbearance. We make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations and whether additional adjustment may be needed to those historical prepayment rates.

In the past the consolidation of FFELP Loans and Private Education Loans significantly affected our CPRs and updating those assumptions often resulted in material adjustments to our amortization expense. As a result of the passage of HCERA, there is no longer the ability to consolidate under the FFELP. In addition, due to the current U.S. economic and credit environment, we, as well as many other industry competitors, have suspended our Private Education Loans consolidation program. As a result, we do not expect to consolidate FFELP Loans in the future and do not currently expect others to actively consolidate our FFELP Loans. As a result, we expect CPRs related to our FFELP Loans to remain relatively stable over time. See “Business Segment Earnings Summary — ‘Core Earnings’ Basis — FFELP Loans Segment”, for discussion of the impact of the SDCL in 2012. We expect that in the future both we and our competitors will begin to consolidate Private Education Loans. This is built into the CPR assumption we use for Private Education Loans. However, it is difficult to accurately project the timing and level at which this consolidation activity will begin and our assumption may need to be updated by a material amount in the future based on changes in the economy and marketplace. The level of defaults is a significant component of our FFELP Loan and Private Education Loan CPR. This component of the FFELP Loan and Private Education Loan CPR is estimated in the same manner as discussed in “Critical Accounting Policies and Estimates — Allowance for Loan Losses” — the only difference is for premium and discount amortization purposes the estimate of defaults is a life-of-loan estimate whereas for allowance for loan losses it is a two-year estimate.

Fair Value Measurement

The most significant assumptions used in fair value measurements, including those related to credit and liquidity risk, are as follows:

1.	Investments — Our investments primarily consist of overnight/weekly maturity instruments with high credit quality counterparties. However, we consider credit and liquidity risk involving specific instruments in determining their fair value and, when appropriate, have adjusted the fair value of these instruments for the effect of credit and liquidity risk. These assumptions have further been validated by the successful maturity of these investments in the period immediately following the end of the reporting period.

2.

Derivatives — When determining the fair value of derivatives, we take into account counterparty credit risk for positions where we are exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposure for each counterparty is adjusted based on market information available for that specific counterparty, including spreads from credit default swaps. Additionally, when the counterparty has exposure to us related to our derivatives, we fully collateralize the exposure, minimizing the adjustment necessary to the derivative valuations for our own credit risk. Trusts that contain derivatives are not required to post collateral to counterparties as the credit quality and securitized nature of the trusts minimizes any adjustments for the counterparty’s exposure to the trusts. Adjustments related to credit risk reduced the overall value of our derivatives by $111 million and $111 million, respectively, as of September 30, 2013 and December 31, 2012. We also take into account changes in liquidity when determining the fair value of derivative positions. We adjusted the fair value of certain less liquid positions downward by approximately $89 million and $107 million, respectively, to take into account a significant reduction in liquidity as of

September 30, 2013 and December 31, 2012, related primarily to basis swaps indexed to interest rate indices with inactive markets. A major indicator of market inactivity is the widening of the bid/ask spread in these markets. In general, the widening of counterparty credit spreads and reduced liquidity for derivative instruments as indicated by wider bid/ask spreads will reduce the fair value of derivatives. In addition, certain cross-currency interest rate swaps hedging foreign currency denominated reset rate and amortizing notes in our trusts contain extension features that coincide with the remarketing dates of the notes. The valuation of the extension feature requires significant judgment based on internally developed inputs.

3.	Student Loans — Our FFELP Loans and Private Education Loans are accounted for at cost or at the lower of cost or fair value if the loan is held-for-sale. The fair values of our student loans are disclosed in “Note 13 — Fair Value Measurements” to the audited consolidated financial statements included elsewhere in this information statement. For both FFELP Loans and Private Education Loans accounted for at cost, fair value is determined by modeling loan level cash flows using stated terms of the assets and internally-developed assumptions to determine aggregate portfolio yield, net present value and average life. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, the amount funded by debt versus equity, and required return on equity. In addition, the Floor Income component of our FFELP Loan portfolio is valued through discounted cash flow and option models using both observable market inputs and internally developed inputs. Significant inputs into the models are not generally market observable. They are either derived internally through a combination of historical experience and management’s qualitative expectation of future performance (in the case of prepayment speeds, default rates, and capital assumptions) or are obtained through external broker quotes (as in the case of cost of funds). When possible, market transactions are used to validate the model. In most cases, these are either infrequent or not observable. For FFELP Loans classified as held-for-sale and accounted for at the lower of cost or market, the fair value is based on the committed sales price of the various loan purchase programs established by ED.

For further information regarding the effect of our use of fair values on our results of operations, see “Note 13 — Fair Value Measurements” to the audited consolidated financial statements included elsewhere in this information statement.

Transfers of Financial Assets and the Variable Interest Entity (VIE) Consolidation Model
If we have a variable interest in a Variable Interest Entity (VIE) and we have determined that we are the primary beneficiary of the VIE then we will consolidate the VIE. We are considered the primary beneficiary if we have both: (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. There can be considerable judgment that has to be used as it relates to determining the primary beneficiary of the VIEs with which we are associated. There are no “bright line” tests. Rather, the assessment of who has the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and who has the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE can be very qualitative and judgmental in nature. However, based on our current relationship with our securitization trusts and other financing vehicles which are considered VIEs, we believe the assessment is more straightforward. As it relates to our securitized assets, we are the servicer of those securitized assets (which means we “have the power” to direct the activities of the trust) and we own the Residual Interest (which means we “have the loss and gain obligation that could potentially be significant to the VIE”) of the securitization trusts. As a result, we are the primary beneficiary of our securitization trusts and other financing vehicles. See “Note 2 — Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this information statement for further details.

Derivative Accounting

The most significant judgments related to derivative accounting are: (1) concluding the derivative is an effective hedge and qualifies for hedge accounting and (2) determining the fair value of certain derivatives and hedged items. To qualify for hedge accounting a derivative must be concluded to be a highly effective hedge upon designation and on an ongoing basis. There are no “bright line” tests on what is considered a highly effective hedge. We use a historical regression analysis to prove ongoing and prospective hedge effectiveness. Although some of our valuations are more judgmental than others, we compare the fair values of our derivatives that we calculate to those provided by our counterparties on a monthly basis. We view this as a critical control which helps validate these judgments. Any significant differences with our counterparties are identified and resolved appropriately.

Goodwill and Intangible Assets

In determining annually (or more frequently if required) whether goodwill is impaired, we first assess qualitative factors to determine whether it is “more-likely-than-not” that the fair value of a reporting unit, which is the same as or one level below a business segment, is less than its carrying amount as a basis for determining whether it is necessary to perform additional goodwill impairment testing. The “more-likely-than-not” threshold is defined as having a likelihood of more than 50 percent. If this “more-likely-than-not” threshold is met, then we will complete a quantitative goodwill impairment analysis which consists of a comparison of the fair value of the reporting unit to our carrying value, including goodwill. If the carrying value of the reporting unit exceeds the fair value, a goodwill impairment analysis will be performed to measure the amount of impairment loss, if any. If we determine that this event has occurred, we perform an analysis to determine the fair value of the business unit. There are significant judgments involved in determining the fair value of a business unit, including assumptions regarding estimates of future cash flows from existing and new business activities, customer relationships, the value of existing customer contracts, the value of other tangible and intangible assets, as well as assumptions regarding what we believe a third party would be willing to pay for all of the assets and liabilities of the business unit. This calculation requires us to estimate the appropriate discount and growth rates to apply to those projected cash flows and the appropriate control premium to apply to arrive at the final fair value. The business units for which we must estimate the fair value are not publicly-traded and often there is not comparable market data available for that individual business to aid in its valuation. We use a third party appraisal firm to provide an opinion on the fair values we conclude upon.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Analysis as of September 30, 2013 and 2012

Our interest rate risk management seeks to limit the impact of short-term movements in interest rates on our results of operations and financial position. The following tables summarize the potential effect on earnings over the next 12 months and the potential effect on fair values of balance sheet assets and liabilities at September 30, 2013 and December 31, 2012, based upon a sensitivity analysis performed by management assuming a hypothetical increase in market interest rates of 100 basis points and 300 basis points while funding spreads remain constant. Additionally, as it relates to the effect on earnings, a sensitivity analysis was performed assuming the funding index increases 25 basis points while holding the asset index constant, if the funding index is different than the asset index. The earnings sensitivity is applied only to financial assets and liabilities, including hedging instruments that existed at the balance sheet date and does not take into account new assets, liabilities or hedging instruments that may arise over the ensuing 12 months.

	As of September 30, 2013			As of September 30, 2012
	Impact on Annual Earnings If:			Impact on Annual Earnings If:
	Interest Rates		Funding Indices	Interest Rates		Funding Indices
(Dollars in millions, except per share amounts)	Increase 100 Basis Points	Increase 300 Basis Points	Increase 25 Basis Points(1)	Increase 100 Basis Points	Increase 300 Basis Points	Increase 25 Basis Points(1)
Effect on Earnings:
Change in pre-tax net income before unrealized gains (losses) on derivative and hedging activities	$(41)	$5	$(244)	$(27)	$6	$(313)
Unrealized gains (losses) on derivative and hedging activities	273	446	1	548	952	(6)

Increase in net income before taxes	$232	$451	$(243)	$521	$958	$(319)

Increase in diluted earnings per common share	$.52	$1.01	$(.55)	$1.06	$1.96	$(.651)

(1)	If an asset is not funded with the same index/frequency reset of the asset then it is assumed the funding index increases 25 basis points while holding the asset index constant.

	At September 30, 2013
		Interest Rates:
		Change from Increase of 100 Basis Points		Change from Increase of 300 Basis Points
(Dollars in millions)	Fair Value	$	%	$	%
Effect on Fair Values:
Assets
FFELP Loans	$105,809	$(510)	—%	$(1,047)	(1)%
Private Education Loans	37,625	—	—	—	—
Other earning assets	9,612	—	—	(1)	—
Other assets	7,855	(340)	(4)	(604)	(8)%

Total assets gain/(loss)	$160,901	$(850)	(1)%	$(1,652)	(1)%

Liabilities
Interest-bearing liabilities	$148,690	$(804)	(1)%	$(2,239)	(2)%
Other liabilities	3,422	(28)	(1)	595	17

Total liabilities (gain)/loss	$152,112	$(832)	(1)%	$(1,644)	(1)%

	At December 31, 2012
		Interest Rates:
		Change from Increase of 100 Basis Points		Change from Increase of 300 Basis Points
(Dollars in millions)	Fair Value	$	%	$	%
Effect on Fair Values:
Assets
FFELP Loans	$125,042	$(738)	(1)%	$(1,438)	(1)%
Private Education Loans	36,081	—	—	—	—
Other earning assets	9,994	—	—	(1)	—
Other assets	8,721	(560)	(6)	(1,187)	(14)%

Total assets gain/(loss)	$179,838	$(1,298)	(1)%	$(2,626)	(1)%

Liabilities
Interest-bearing liabilities	$166,071	$(829)	—%	$(2,298)	(1)%
Other liabilities	3,937	(422)	(11)	(274)	(7)

Total liabilities (gain)/loss	$170,008	$(1,251)	(1)%	$(2,572)	(2)%

A primary objective in our funding is to minimize our sensitivity to changing interest rates by generally funding our floating rate student loan portfolio with floating rate debt. However, due to the ability of some FFELP loans to earn Floor Income, we can have a fixed versus floating mismatch in funding if the student loan earns at the fixed borrower rate and the funding remains floating. In addition, we can have a mismatch in the index (including the frequency of reset) of floating rate debt versus floating rate assets.

During the three months ended September 30, 2013 and 2012, certain FFELP Loans were earning Floor Income and we locked in a portion of that Floor Income through the use of Floor Income contracts. The result of these hedging transactions was to convert a portion of the fixed rate nature of student loans to variable rate, and to fix the relative spread between the student loan asset rate and the variable rate liability.

In the preceding tables, under the scenario where interest rates increase 100 and 300 basis points, the change in pre-tax net income before the unrealized gains (losses) on derivative and hedging activities is primarily due to the impact of (i) our unhedged loans being in a fixed-rate mode due to Floor Income, while being funded with variable debt in low interest rate environments; and (ii) a portion of our variable assets being funded with fixed rate liabilities and equity. Item (i) will generally cause income to decrease when interest rates increase from a low interest rate environment, whereas item (ii) will generally offset this decrease.

Under the scenario in the tables above labeled “Impact on Annual Earnings If: Funding Indices Increase 25 Basis Points,” the main driver of the decrease in pre-tax income before unrealized gains (losses) on derivative and hedging activities in both the September 30, 2013 and September 30, 2012 analyses is the result of one-month LIBOR-indexed FFELP Loans (loans formerly indexed to commercial paper) being funded with three-month LIBOR and other non-discrete indexed liabilities. See “—Asset and Liability Funding Gap” for a further discussion. Increasing the spread between indices will also impact the unrealized gains (losses) on derivative and hedging activities as it relates to basis swaps that hedge the mismatch between the asset and funding indices.

In addition to interest rate risk addressed in the preceding tables, we are also exposed to risks related to foreign currency exchange rates. Foreign currency exchange risk is primarily the result of foreign currency denominated debt issued by us. When we issue foreign denominated corporate unsecured and securitization debt, our policy is to use cross currency interest rate swaps to swap all foreign currency denominated debt payments (fixed and floating) to U.S. dollar LIBOR using a fixed exchange rate. In the tables above, there would be an immaterial impact on earnings if exchange rates were to decrease or increase, due to the terms of the hedging instrument and hedged items matching. The balance sheet interest bearing liabilities would be affected by a change in exchange rates; however, the change would be materially offset by the cross currency interest rate swaps in other assets or other liabilities. In the current economic environment, volatility in the spread between spot and forward foreign exchange rates has resulted in material mark-to-market impacts to current-period earnings which have not been factored into the above analysis. The earnings impact is noncash, and at maturity of the instruments the cumulative mark-to-market impact will be zero.

Interest Rate Sensitivity Analysis as of December 31, 2012 and 2011

Our interest rate risk management seeks to limit the impact of short-term movements in interest rates on our results of operations and financial position. The following tables summarize the potential effect on earnings over the next 12 months and the potential effect on fair values of balance sheet assets and liabilities at December 31, 2012 and 2011, based upon a sensitivity analysis performed by management assuming a hypothetical increase in market interest rates of 100 basis points and 300 basis points while funding spreads remain constant. Additionally, as it relates to the effect on earnings, a sensitivity analysis was performed assuming the funding index increases 25 basis points while holding the asset index constant, if the funding index is different than the asset index. The earnings sensitivity is applied only to financial assets and liabilities, including hedging instruments that existed at the balance sheet date and does not take into account new assets, liabilities or hedging instruments that may arise in 2013.

	As of December 31, 2012 Impact on Annual Earnings If:			As of December 31, 2011 Impact on Annual Earnings If:
	Interest Rates:		Funding Indices	Interest Rates:		Funding Indices
(Dollars in millions, except per share amounts)	Increase 100 Basis Points	Increase 300 Basis Points	Increase 25 Basis Points(1)	Increase 100 Basis Points	Increase 300 Basis Points	Increase 25 Basis Points(1)
Effect on Earnings:
Change in pre-tax net income before unrealized gains (losses) on derivative and hedging activities	$(20)	$24	$(307)	$—	$45	$(419)
Unrealized gains (losses) on derivative and hedging activities	463	769	(3)	493	814	(16)

Increase in net income before taxes	$443	$793	$(310)	$493	$859	$(435)

Increase in diluted earnings per common share	$.92	$1.64	$(.64)	$.94	$1.64	$(.83)

(1)	If an asset is not funded with the same index/frequency reset of the asset then it is assumed the funding index increases 25 basis points while holding the asset index constant.

	At December 31, 2012
		Interest Rates:
		Change from Increase of 100 Basis Points		Change from Increase of 300 Basis Points
(Dollars in millions)	Fair Value	$	%	$	%
Effect on Fair Values
Assets
FFELP Loans	$125,042	$(738)	(1)%	$(1,438)	(1)%
Private Education Loans	36,081	—	—	—	—
Other earning assets	9,994	—	—	(1)	—
Other assets	8,721	(560)	(6)	(1,187)	(14)%

Total assets gain/(loss)	$179,838	$(1,298)	(1)%	$(2,626)	(1)%

Liabilities
Interest-bearing liabilities	$166,071	$(829)	—%	$(2,298)	(1)%
Other liabilities	3,937	(422)	(11)	(274)	(7)

Total liabilities (gain)/loss	$170,008	$(1,251)	(1)%	$(2,572)	(2)%

	At December 31, 2011
		Interest Rates:
		Change from Increase of 100 Basis Points		Change from Increase of 300 Basis Points
(Dollars in millions)	Fair Value	$	%	$	%
Effect on Fair Values
Assets
FFELP Loans	$134,196	$(665)	—%	$(1,335)	(1)%
Private Education Loans	33,968	—	—	—	—
Other earning assets	9,871	—	—	(1)	—
Other assets	8,943	(639)	(7)	(1,420)	(16)%

Total assets gain/(loss)	$186,978	$(1,304)	(1)%	$(2,756)	(1)%

Liabilities
Interest-bearing liabilities	$171,152	$(730)	—%	$(2,002)	(1)%
Other liabilities	4,128	(617)	(15)	(801)	(19)

Total liabilities (gain)/loss	$175,280	$(1,347)	(1)%	$(2,803)	(2)%

A primary objective in our funding is to minimize our sensitivity to changing interest rates by generally funding our floating rate student loan portfolio with floating rate debt. However, due to the ability of some FFELP loans to earn Floor Income, we can have a fixed versus floating mismatch in funding if the student loan earns at the fixed borrower rate and the funding remains floating. In addition, we can have a mismatch in the index (including the frequency of reset) of floating rate debt versus floating rate assets.

During the years ended December 31, 2012 and 2011, certain FFELP Loans were earning Floor Income and we locked in a portion of that Floor Income through the use of Floor Income contracts. The result of these hedging transactions was to convert a portion of the fixed rate nature of student loans to variable rate, and to fix the relative spread between the student loan asset rate and the variable rate liability.

In the preceding tables, under the scenario where interest rates increase 100 and 300 basis points, the change in pre-tax net income before the unrealized gains (losses) on derivative and hedging activities is primarily due to the impact of (i) our unhedged loans being in a fixed-rate mode due to Floor Income, while being funded with variable debt in low interest rate environments; and (ii) a portion of our variable assets being funded with fixed rate liabilities and equity. Item (i) will generally cause income to decrease when interest rates increase from a low interest rate environment, whereas item (ii) will generally offset this decrease.

Under the scenario in the tables above labeled “Impact on Annual Earnings If: Funding Indices Increase by 25 Basis Points,” the main driver of the decrease in pre-tax income before unrealized gains (losses) on derivative and hedging activities in the December 31, 2012 analysis is the result of one-month LIBOR-indexed FFELP Loans (loans formerly indexed to commercial paper) being funded with three-month LIBOR and other non-discrete indexed liabilities. In the December 31, 2011 analysis, it is the result of LIBOR-based debt funding commercial paper-indexed assets. See “—Asset and Liability Funding Gap” for a further discussion. Increasing the spread between indices will also impact the unrealized gains (losses) on derivative and hedging activities as it relates to basis swaps that hedge the mismatch between the asset and funding indices.

In addition to interest rate risk addressed in the preceding tables, we are also exposed to risks related to foreign currency exchange rates. Foreign currency exchange risk is primarily the result of foreign currency denominated debt issued by us. When we issue foreign denominated corporate unsecured and securitization debt, our policy is to use cross currency interest rate swaps to swap all foreign currency denominated debt payments (fixed and floating) to U.S. dollar LIBOR using a fixed exchange rate. In the tables above, there would be an immaterial impact on earnings if exchange rates were to decrease or increase, due to the terms of the hedging instrument and hedged items matching. The balance sheet interest bearing liabilities would be affected by a change in exchange rates; however, the change would be materially offset by the cross currency interest rate swaps in other assets or other liabilities. In the current economic environment, volatility in the spread between spot and forward foreign exchange rates has resulted in material mark-to-market impacts to current-period earnings which have not been factored into the above analysis. The earnings impact is noncash, and at maturity of the instruments the cumulative mark-to-market impact will be zero.

Asset and Liability Funding Gap

The tables below present our assets and liabilities (funding) arranged by underlying indices as of September 30, 2013. In the following GAAP presentation, the funding gap only includes derivatives that qualify as effective hedges (those derivatives which are reflected in net interest margin, as opposed to those reflected in the “gains (losses) on derivatives and hedging activities, net” line on the consolidated statements of income). The difference between the asset and the funding is the funding gap for the specified index. This represents our exposure to interest rate risk in the form of basis risk and repricing risk, which is the risk that the different indices may reset at different frequencies or may not move in the same direction or at the same magnitude.

Management analyzes interest rate risk and in doing so includes all derivatives that are economically hedging our debt whether they qualify as effective hedges or not (“Core Earnings” basis). Accordingly, we are also presenting the asset and liability funding gap on a “Core Earnings” basis in the table that follows the GAAP presentation.

GAAP-Basis

Index (Dollars in billions)	Frequency of Variable Resets	Assets(1)	Funding(2)	Funding Gap
3-month Treasury bill	weekly	$5.6	$—	$5.6
Prime	annual	0.6	—	0.6
Prime	quarterly	4.1	—	4.1
Prime	monthly	19.3	—	19.3
Prime	daily	—	0.1	(0.1)
PLUS Index	annual	0.4	—	0.4
3-month LIBOR	daily	—	—	—
3-month LIBOR	quarterly	—	87.6	(87.6)
1-month LIBOR	monthly	14.1	36.3	(22.2)
1-month LIBOR daily	daily	99.9	—	99.9
CMT/CPI Index	monthly/quarterly	—	1.3	(1.3)
Non-Discrete reset(3)	monthly	—	14.3	(14.3)
Non-Discrete reset(4)	daily/weekly	9.6	4.9	4.7
Fixed Rate(5)		8.0	17.1	(9.1)

Total		$161.6	$161.6	$—

(1)	FFELP Loans of $46.9 billion ($42.5 billion LIBOR index and $4.4 billion Treasury bill index) are currently earning a fixed rate of interest as a result of the low interest rate environment.

(2)	Funding (by index) includes all derivatives that qualify as hedges.

(3)	Funding consists of auction rate securities and FFELP Loan-other facilities.

(4)

Assets include restricted and unrestricted cash equivalents and other overnight type instruments. Funding includes retail and other deposits and the obligation to return cash collateral held related to derivatives exposures.

(5)	Assets include receivables and other assets (including goodwill and acquired intangibles). Funding includes other liabilities and stockholders’ equity (excluding series B Preferred Stock).

The “Funding Gaps” in the above table are primarily interest rate mismatches in short-term indices between our assets and liabilities. We address this issue typically through the use of basis swaps that typically convert quarterly reset three-month LIBOR to other indices that are more correlated to our asset indices. These basis swaps do not qualify as effective hedges and as a result the effect on the funding index is not included in our interest margin and is therefore excluded from the GAAP presentation.

“Core Earnings” Basis

Index (Dollars in billions)	Frequency of Variable Resets	Assets(1)	Funding(2)	Funding Gap
3-month Treasury bill	weekly	$5.6	$—	$5.6
Prime	annual	0.6	—	0.6
Prime	quarterly	4.1	—	4.1
Prime	monthly	19.3	2.5	16.8
Prime	daily	—	0.1	(0.1)
PLUS Index	annual	0.4	—	0.4
3-month LIBOR	daily	—	—	—
3-month LIBOR	quarterly	—	71.6	(71.6)
1-month LIBOR	monthly	14.1	48.4	(34.3)
1-month LIBOR	daily	99.9	5.0	94.9
Non-Discrete reset(3)	monthly	—	14.3	(14.3)
Non-Discrete reset(4)	daily/weekly	9.6	4.9	4.7
Fixed Rate(5)		5.7	12.5	(6.8)

Total		$159.3	$159.3	$—

(1)	FFELP Loans of $15.2 billion ($13.9 billion LIBOR index and $1.3 billion Treasury bill index) are currently earning a fixed rate of interest as a result of the low interest rate environment.

(2)	Funding (by index) includes all derivatives that management considers economic hedges of interest rate risk and reflects how we internally manage our interest rate exposure.

(3)	Funding consists of auction rate securities and FFELP Loan-other facilities.

(4)

Assets include restricted and unrestricted cash equivalents and other overnight type instruments. Funding includes retail and other deposits and the obligation to return cash collateral held related to derivatives exposures.

(5)	Assets include receivables and other assets (including goodwill and acquired intangibles). Funding includes other liabilities and stockholders’ equity (excluding series B Preferred Stock).

We use interest rate swaps and other derivatives to achieve our risk management objectives. Our asset liability management strategy is to match assets with debt (in combination with derivatives) that have the same underlying index and reset frequency or, when economical, have interest rate characteristics that we believe are highly correlated. The use of funding with index types and reset frequencies that are different from our assets exposes us to interest rate risk in the form of basis and repricing risk. This could result in our cost of funds not moving in the same direction or with the same magnitude as the yield on our assets. While we believe this risk is low, as all of these indices are short-term with rate movements that are highly correlated over a long period of time, market disruptions (which have occurred in recent years) can lead to a temporary divergence between indices resulting in a negative impact to our earnings.

Weighted Average Life

The following table reflects the weighted average life of our earning assets and liabilities at September 30, 2013.

(Averages in Years)	Weighted Average Life
Earning assets
Student loans	7.5
Other loans	7.2
Cash and investments	.1

Total earning assets	7.1

Borrowings
Short-term borrowings	.3
Long-term borrowings	6.4

Total borrowings	5.8

BUSINESS

This section assumes that all transactions in connection with the separation and distribution of NewCo have been completed, and that NewCo’s historical businesses activities have been operated in the same manner as they were conducted as part of Existing SLM.

Overview

NewCo holds the largest portfolio of student loans issued under the FFELP and NewCo is also the largest holder of Private Education Loans. NewCo services and collects on these loans for its own account, as well as for loans owned by numerous banks, credit unions and non-profit education lenders.

Private Education Loans bear the full credit risk of the customer and any cosigner and are made primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or students’ and families’ resources.

NewCo further provides servicing support for guaranty agencies, which serve as intermediaries between the U.S. federal government and FFELP lenders and are responsible for paying claims on defaulted FFELP Loans. The services we provide include account maintenance, default aversion, post default collections and claim processing. In addition, NewCo provides loan servicing and collection services to ED. NewCo also generates revenue through collection of delinquent debt on behalf of clients on a contingent basis. These collections activities are related to education loans and other asset classes.

NewCo’s goal is to maximize the cash flow generated by its education loan portfolio, including through the acquisition of additional education loans from third parties and the expansion of its loan servicing and collection businesses. The vast majority of NewCo’s income will be derived, directly or indirectly, from its portfolios of education loans and the servicing and collection activities that it provides for these loans. Our FFELP Loans will amortize over the next 20 years, and the fee income we earn from providing servicing and contingent collections services on such loans will similarly decline over time.

As of September 30, 2013, on a pro forma basis, NewCo’s principal assets consisted of approximately:

•

$105 billion in FFELP Loans, which yield an average of 2.0 percent annually on a “Core Earnings” basis and have a weighted average life of 7.7 years. Approximately 83 percent of these loans were funded to term with non-recourse, long-term securitization debt through the use of securitization trusts;

•	$32 billion in Private Education Loans, which yield an average of 6.3 percent annually on a “Core Earnings” basis and have a weighted average life of 7.1 years;

•	$7.8 billion of other interest-earning assets, including securitization trust restricted cash;

•

a leading FFELP Loan and DSLP servicing platform that services loans for more than 10 million federal education loan customers, including 5.7 million customer accounts serviced under NewCo’s contract with ED; and

•

a leading student loan contingent collection platform with an outstanding inventory of contingent collections receivables of approximately $15.2 billion, of which approximately $12.9 billion was student loans and the remainder was other debt.

In the first nine months of 2013, NewCo sold Residual Interests in five of its FFELP Loan securitization trusts to third parties. The sales resulted in the recognition of $312 million in gains, and removed securitization trust assets of $12.5 billion and related liabilities of $12.1 billion from our balance sheet. NewCo will consider additional monetization opportunities related to the Residual Interests it holds in securitization trusts. NewCo will continue to service these student loans in the trusts pursuant to existing agreements.

Substantially all of NewCo’s revenues are generated in the United States.

NewCo was incorporated in Delaware on November 7, 2013 as New Corporation for the purpose of holding the assets and liabilities of Existing SLM’s education loan management business in connection with the separation and distribution described herein. Prior to the contribution of this business to NewCo, which will be completed immediately prior to the distribution, NewCo will have no operations. The address of NewCo’s principal executive offices is 300 Continental Drive, Newark, Delaware 19713. NewCo’s telephone number is (302) 283-8000.

NewCo’s Strengths

NewCo possesses a number of competitive advantages that distinguishes it from its competitors, including:

Premier servicing market share and infrastructure well-positioned for evolving marketplace. NewCo is the largest servicer of education loans. It also provides account maintenance, default aversion, post default collections and claim processing to 15 of the 30 guaranty agencies that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted FFELP Loans. NewCo’s premier market share and tested servicing and collections infrastructure makes it well-positioned to expand its servicing and collections businesses to additional third-party FFELP, federal, private education and other loan portfolios.

NewCo has substantial institutional knowledge and expertise in the securitization market. Sallie Mae was a pioneer in the student loan-backed securitization market and NewCo continues as the largest market participant. NewCo has established relationships with institutions that underwrite and invest in such securities, and has years of data to use in estimating loan default rates and expected cash flows.

Strong cash flow generation with ample debt service coverage. NewCo owns the single largest portfolio of FFELP Loans. This portfolio generates steady cash flows, and NewCo generally bears a maximum three percent loss exposure due to the guarantee under FFELP. NewCo also owns the largest portfolio of Private Education Loans, which bear the full credit risk of the borrower and any cosigner. NewCo expects that cash flows from its FFELP and Private Education Loan portfolios will significantly exceed future debt service obligations. NewCo also expects to continue Sallie Mae’s policy of returning capital to stockholders through dividends and share repurchases, subject to limitations under its tax sharing agreement with SLM BankCo. See “Capital Return Policies.”

Servicing platforms that offer substantial economies of scale. NewCo has internally developed and purchased technology platforms, on which it services and collects on DSLP loans for ED, on FFELP Loans for guarantor and other clients and on its own $105 billion portfolio of FFELP Loans and $32 billion portfolio of Private Education Loans (on a pro forma basis, as of September 30, 2013). NewCo’s platforms are robust and scalable and will enable NewCo to add additional accounts at low cost.

Strong management team with extensive industry experience. NewCo’s management team has extensive experience in investing in and funding student education loan portfolios and operating student education loan servicing businesses. Our management team, led by our Chief Executive Officer Jack Remondi, includes members that have held senior executive positions at Existing SLM for many years, including in operations, financial planning, accounting, treasury, credit, collections, enterprise project management and risk management. See “Management—Executive Officers Following the Separation.”

NewCo’s Strategies

NewCo seeks to create value for stockholders by, among other things:

Expanding its leading education loan portfolio manager, servicer, and collection business. NewCo intends to make opportunistic acquisitions of FFELP Loans, both to increase cash flow from its loan portfolio and to expand its FFELP Loan servicing business. In addition, although NewCo will not originate new Private Education Loans, it will seek to purchase portfolios of Private Education Loans, subject to the limitations of any non- competition arrangement with SLM BankCo. NewCo may also acquire pools of Private Education Loans from SLM BankCo, through participation in an arm’s-length bidding or auction process.

Diversifying fee revenue through expansion and growth of federal and other service contracts. NewCo intends to leverage its platform to expand its servicing and collections businesses to more third party owners of education loan portfolios and guarantors, including ED.

Maintaining stable dividend and actively managing capital structure. NewCo expects to have sufficient liquidity to continue Existing SLM’s current policy of returning capital to stockholders through dividends and share repurchases, without impairing its ability to service its $18.7 billion of unsecured public debt, as of September 30, 2013. See “Capital Return Policies.”

Efficiently managing expense base. NewCo will continue to align its cost structure with its business operations, including by pursuing operating efficiencies in its businesses that create value for its stockholders. These initiatives will include exploring new procurement strategies as well as enhancements to its web-based customer service interface.

Maintaining access to capital markets. Upon completion of the separation and distribution, NewCo will be a publicly-traded company listed on the NASDAQ. NewCo expects that its significant loan portfolio, supplemented by its servicing business, will afford it the opportunity to access the debt markets when appropriate. NewCo also intends to leverage its experience in the student loan-backed securitization market to continue to finance its acquisition of student loan portfolios through securitization debt.

NewCo’s Approach to Assisting Students and Families in Repaying their Education Loans

NewCo, on a pro forma basis, services more than 10 million federal education loan customers who received loans through either the DSLP or the previously existing FFELP program, as well as approximately 2.5 million Private Education Loan customers, including cosigners. NewCo receives approximately five million customer contacts every month (calls, written communications, and customer requests) in its call and servicing centers or web presence and processes nearly 70 million customer payments on an annual basis.

We understand managing repayment of education loans is critical for students to achieve their educational goals, recognize their full earning potential, and develop a strong credit profile. We seek to make sure our customers maintain a full appreciation of their loan terms and repayment responsibilities throughout the life of their education loans. Our approach includes:

•

Before, during, and after leaving school providing clear, concise, and frequent market-leading communications designed to help customers successfully understand, manage, and reduce the costs of their education loans. We use a variety of tools, including letters, emails, videos, text messages, monthly statements and 24/7 secure online account access and information on our website,             .com. Each communication channel provides customer support.

•

Another important tool we provide our customers is our Office of Customer Advocate, or OCA. Established by Existing SLM over 10 years ago, OCA provides specialized customer assistance and positive resolutions to escalated concerns. OCA serves the additional role of addressing all of the customer inquiries we receive via the student loan complaint portal established by the CFPB in 2012. In fiscal year 2012, OCA received 1,382 inquiries from customers through the CFPB portal, representing approximately 0.04 percent of Private Education Loan customers. By March 31, 2013, all of those inquiries were successfully reviewed and closed.

We also seek to provide the right incentives and programs to reward and encourage repayment and aid those individuals and families who may be struggling to meet their financial obligations. We work with each individual to understand their financial situations and identify alternative payment arrangements.

•

NewCo provides the opportunity for customers to qualify for “borrower benefits” in the form of reduced interest charges for actions such as signing up for automatic withdrawal or achieving a sufficient history of consecutive on-time payments. These benefits exist to encourage better customer payment behavior.

•

We have instituted several loan modification programs to assist customers struggling with repaying their Private Education Loans. We offer these programs when there is a possibility to keep customers current in their monthly payments by temporary reductions in interest rates and, in some cases, modifications of term. Most participants successfully complete the program and return to current payments.

Business Segments

We have four operating business segments: Business Services, FFELP Loans, Consumer Lending and Other.

Business Services Segment

FFELP-Related Revenues

NewCo’s Business Services segment generates the vast majority of its revenue from servicing NewCo’s FFELP Loan portfolio and from performing servicing, default aversion and contingency collections work on behalf of Guarantors of FFELP Loans and other institutions. For a full discussion of the FFELP, see “Appendix B—Description of Federal Family Education Loan Program.” With the elimination of the FFELP in July 2010, these FFELP-related revenue sources will decline over time.

•

Servicing revenues from the FFELP Loans NewCo owns and manages represent intercompany charges to the FFELP Loans segment at rates paid to NewCo by the trusts that own the loans. These fees are legally the first payment priority of the trusts and exceed the actual cost of servicing the loans. Intercompany loan servicing revenues declined to $409 million in the first nine months of 2013 from $512 million in the first nine months of 2012, and declined to $670 million in 2012 from $739 million in 2011. These intercompany loan servicing revenues will continue to decline as the FFELP Loan portfolio amortizes. Prepayments of FFELP Loans will further accelerate the rate of decline.

•

In the first nine months of 2013, contingency collection revenue from guarantor clients totaled $222 million, compared to $192 million in the first nine months of 2012. These fees totaled $264 million in 2012, compared to $246 million in the prior year. We anticipate these fees will decline as the FFELP Loan portfolio amortizes. Prepayments of FFELP Loans could further accelerate the rate of decline.

•

In the first nine months of 2013 and 2012, NewCo earned account maintenance fees of $28 million and $32 million, respectively, on FFELP Loans serviced for Guarantors. These fees aggregated $41 million in 2012, down from $46 million in 2011. These fees will continue to decline as the FFELP Loan portfolio amortizes.

In the first nine months of 2013, FFELP-related revenues accounted for 78 percent of total Business Services segment revenues. For the year ended December 31, 2012, FFELP-related revenues accounted for 82 percent of total Business Services segment revenues. Total Business Services segment revenues were $873 million for the first nine months of 2013 and $1.2 billion for the year ended December 31, 2012. Over the next several years, NewCo’s objective is to grow or acquire additional sources of services revenue. The total amounts of these combined FFELP-related revenues, as well as the margins NewCo earns from them, are significant. NewCo’s ability to offset these accelerating FFELP-related revenue declines is uncertain.

NewCo anticipates that with the end of new originations under the FFELP, owners of FFELP Loan portfolios, as well as Guarantors of those loans, will likely seek to reduce their FFELP servicing costs or sell those portfolios. Given the volume of FFELP Loans NewCo services for its own portfolio and third parties, NewCo is uniquely situated to adapt to the increasing levels of education loan-specific disclosure, compliance, servicing and collection standards which other financial institutions and servicers may not find economical to continue to support. Acquiring additional FFELP servicing volume as others sell FFELP Loan portfolios, exit existing FFELP servicing businesses or seek to find lower cost providers for those services is a key component of the current Business Services segment growth strategy, notwithstanding the discontinuation of the FFELP.

NewCo will also seek to pursue acquisitions of both complementary and diversified service businesses that can expand demand for services in and beyond the education loan markets. NewCo considered several such opportunities in 2012 but chose not to pursue those based on relative valuations of the companies and questions regarding their near-term returns on investment as compared to other uses for NewCo’s capital resources. Future acquisitions will continue to be analyzed in the context of their relative valuations and compared to other uses of NewCo’s capital resources including returning capital to stockholders.

ED Collection and Servicing Contracts

Since 1997, NewCo has provided collection services on defaulted student loans to ED. The current contract runs through December 31, 2013, with one six-month renewal option by ED. There are 21 other collection providers; NewCo competes with 16 providers for account allocation based on quarterly performance metrics. The remaining five providers are small businesses that are ensured a particular allocation of business. As a consistent top performer, NewCo’s share of allocated accounts has ranged from six percent to eight percent for this contract period. NewCo was ranked first in the last quarterly performance metric and has been ranked first in the long-term performance metric, which is based on the past seven quarterly performance metrics, since the commencement of this contract.

Since the second quarter of 2009, NewCo has been one of four large servicers awarded a servicing contract by ED to service all newly disbursed DSLP federal loans owned by ED. NewCo serviced approximately 5.7 million accounts under this DSLP servicing contract with ED as of September 30, 2013. The contract spans five years with one five-year renewal at the option of ED. In November 2013, ED exercised its five-year renewal option to extend the servicing contract. As a result, NewCo will continue as service provider under the contract through June 2019. As such, NewCo will continue to compete for DSLP servicing volume from ED with the three other large servicing companies with which it shares the contract. New account allocations for the upcoming contract year are awarded annually based on each company’s performance on five different metrics over the most recently ended contract year: defaulted borrower count, defaulted borrower dollar amount, a survey of borrowers, a survey of schools and a survey of ED personnel. Pursuant to the contract terms related to annual volume allocation of new loans, the maximum any servicer could be awarded is 40 percent of net new borrowers in that contract year.

To date, the DSLP servicing contract with ED has not contributed meaningful net income; however, the opportunity to significantly and profitably expand the services NewCo can provide under the DSLP, directly to ED or otherwise, remains an important component of the Business Services segment’s growth strategy. In fiscal year 2013, ED is projected to originate more than $121 billion in new federal education loans and spend more than $1.5 billion in contracted services. To expand the services it provides under the DSLP, NewCo will seek to improve on the performance metrics that determine the allocation of new accounts under the servicing contract with ED.

NewCo has generated significant volumes of work and consistently delivered high levels of objectively measurable performance under both the ED collections contract and the ED DSLP servicing contract. However, the servicing contract structure has not permitted NewCo to scale the work it is doing to achieve meaningful profitability to NewCo.

Guarantor Servicing and Collections

The Business Services segment provides servicing support for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. ED has designated approximately 30 guarantors that have been formed as either state agencies or non-profit corporations that provide FFELP guaranty services in one or more states. Approximately half of these guarantors contract externally for operational or technology services. NewCo provides account maintenance, default aversion, claim processing and post-default collection services. A significant portion of NewCo’s servicing revenue consists of fees received for the collection of delinquent debt. As of September 30, 2013, NewCo had an outstanding inventory of contingent collections receivables of approximately $15.2 billion, of which $12.9 billion was student loans and the remainder was other debt. The inventory of contingent collections receivables is expected to decline over time as a result of the elimination of FFELP.

Competition

NewCo’s Business Services segment competes with other loan servicing companies to service and collect on existing FFELP Loans and ED loans disbursed under the DSLP and to provide services to guarantors. With the elimination of new loan originations under the FFELP, many competitors exited the FFELP Loan ownership and student education loan servicing market. And because NewCo owns a sizable portfolio of FFELP Loans, the Business Services segment enjoys economies of scale compared to competitive providers.

In 2009, ED named four servicers, including NewCo, as servicers of federally owned direct loans under the servicing contract described under “ED Collection and Servicing Contracts” above. The three other servicers under that contract with whom NewCo competes for servicing volume from ED are Nelnet, Inc., Great Lakes Educational Loan Services Inc. and Pennsylvania Higher Education Assistance Agency.

FFELP Loans Segment

NewCo’s FFELP Loans segment consists of its FFELP Loan portfolio and the underlying debt and capital funding the loans. FFELP Loans are insured or guaranteed by state or not-for-profit agencies and are also protected by contractual rights to recovery from the United States pursuant to guaranty agreements among ED and these agencies. These guarantees generally cover at least 97 percent of a FFELP Loan’s principal and accrued interest for loans disbursed. In the case of death, disability or bankruptcy of the borrower, these guarantees cover 100 percent of the loan’s principal and accrued interest. For more discussion of the FFELP and related credit support mechanisms, see “Appendix B — Description of Federal Family Education Loan Program.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Segment Earnings Summary — FFELP Loans Segment.”

NewCo’s FFELP Loan portfolio will amortize over the next approximately 20 years. NewCo’s goal is to maximize the cash flow generated by its FFELP Loan portfolio. NewCo will also seek to acquire other third-party FFELP Loan portfolios to add net interest income and servicing revenue

The HEA continues to regulate the FFELP, including ongoing communications with borrowers and default aversion requirements. Failure to service a FFELP Loan properly could jeopardize the insurance and guarantees and federal support on these loans. The insurance and guarantees on NewCo’s existing loans were not affected by the July 2010 termination of the FFELP.

As a result of the long-term funding used in the FFELP Loan portfolio and the insurance and guarantees provided on these loans, the net interest margin recorded in the FFELP Loans segment is relatively stable and the capital NewCo retains with respect to the segment is modest. Changes in net interest margin will primarily result from changes in the funding costs related to new unsecured and asset-backed securities debt issuances compared to the funding costs of the debt that matures or that NewCo repurchases during that same period as well as changes in level of Floor Income earned. NewCo’s net interest margin will also vary based on the average balance of other interest-earning assets, primarily securitization trust restricted cash. NewCo’s other interest-earning asset portfolio yields a negative net interest margin and as a result, when its relative weighting increases compared to securitization trust restricted cash, the overall net interest margin declines. In addition to the net interest margin, NewCo earns fee income largely from late fees on the loans.

For loans disbursed before April 1, 2006, FFELP Loans generally earn interest at the higher of either the borrower rate, which is fixed over a period of time, or a floating rate based on the SAP formula set by ED. NewCo generally finances FFELP Loans with floating rate debt whose interest is matched closely to the floating nature of the applicable SAP formula. If a decline in interest rates causes the borrower rate to exceed the SAP formula rate, NewCo will continue to earn interest on the loan at the fixed borrower rate while the floating rate interest on NewCo debt will continue to decline. The additional spread earned between the fixed borrower rate and the SAP formula rate is referred to as Floor Income.

Floor Income can be volatile as rates on the underlying debt move up and down. NewCo may hedge this risk by selling Floor Income contracts which lock in the value of the Floor Income over the term of the contract. As of September 30, 2013, approximately $31.7 billion of the $45.3 billion FFELP Loans eligible to earn Floor Income was economically hedged with Floor Income contracts for approximately the next 2.75 years.

Portfolio Purchases; Competition

NewCo believes there will be opportunities to purchase FFELP Loan portfolios from current FFELP participants looking to adjust their FFELP businesses. NewCo competes for the purchase of FFELP Loan portfolios with banks, hedge funds and other student loan finance companies.

Consumer Lending Segment

NewCo’s Consumer Lending segment consists of its Private Education Loan portfolio and servicing and the underlying debt and capital funding those loans.

Private Education Loans bear the full credit risk of the customer and any cosigner. Private Education Loans are made primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or customers’ resources. NewCo earns net interest income on its Private Education Loan portfolio (after provision for loan losses) as well as servicing fees, consisting primarily of late fees. Operating expenses for this segment include costs incurred to acquire and to service our loans.

The credit risk of the Private Education Loans owned by NewCo have been managed by underwriting and pricing based upon customized credit scoring criteria and the addition of qualified cosigners, which NewCo expects will reduce the risk of payment interruptions and defaults on its Private Education Loan portfolio.

NewCo’s portfolio of Private Education Loans has already been seasoned. The following table illustrates NewCo’s loan seasoning, on a pro forma basis:

(Dollars in millions)	Monthly Scheduled Payments Due					Not Yet in Repayment	Total
September 30, 2013 Total Portfolio	0 to 12	13 to 24	25 to 36	37 to 48	More than 48
Loans in-school/grace/deferment	$—	$—	$—	$—	$—	$3,850	$3,850
Loans in forbearance	526	186	156	97	138	—	1,103
Loans in repayment — current	2,836	4,042	4,827	4,306	9,378	—	25,389
Loans in repayment — delinquent 31-60 days	228	185	172	132	212	—	929
Loans in repayment — delinquent 61-90 days	205	130	106	76	110	—	627
Loans in repayment — delinquent greater than 90 days	383	267	212	139	186	—	1,187

Total	$4,178	$4,810	$5,473	$4,750	$10,024	$3,850	$33,085

Loans in forbearance as a percentage of loans in repayment and forbearance	12.6%	3.9%	2.8%	2.0%	1.4%	—%	3.8%

Loans in repayment greater than 12 months as a percentage of loans in repayment							87.0%

Loan seasoning affects credit risk because a loan with a history of making payments generally has a lower incidence of default than a loan with a history of making infrequent or no payments. Based on Existing SLM’s experience, the probability of default substantially diminishes as the number of payments and years of seasoning increases.

As of September 30, 2013, on a pro forma basis, delinquencies of 90 days or more were 4.2 percent of loans in repayment; loans in forbearance were 3.8 percent of loans in repayment and forbearance; and the annualized third-quarter 2013 charge-off rate for Private Education Loans as a percentage of loans in repayment was 2.9 percent.

Purchases of Loan Pools; Competition

Although NewCo will not originate new Private Education Loans following the separation and distribution, it believes there may be opportunities to continue to purchase pools of Private Education Loans from current originators looking for funding in the wholesale markets. NewCo competes for the purchase of pools of student loans with large banks, hedge funds and other student loan finance companies.

Other Segment

The Other segment consists primarily of the financial results related to activities of the holding company, including the repurchase of debt, the corporate liquidity portfolio and all overhead. NewCo also includes results from smaller wind-down and discontinued operations within this segment. Overhead expenses include costs related to executive management, the board of directors, accounting, finance, legal, human resources, stock-based compensation expense and certain information technology costs related to infrastructure and operations.

Intellectual Property

NewCo owns numerous trademarks and service marks to identify its various products, services and financing programs. It also owns copyright protected works, including various computer system codes and displays, loan servicing websites, publications and marketing collateral. NewCo also has trade secret rights to several of its processes and strategies and CLASS, its FFELP Loan, DSLP and servicing and collections platform. NewCo seeks federal and state protection of intellectual property when appropriate, including patent, trademark or service mark and copyright protection. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection and the potential for infringement.

Seasonal Aspects

There are no significant seasonal aspects to NewCo’s business.

Supervision and Regulation

The Dodd-Frank Act

The Dodd-Frank Act was adopted to reform and strengthen regulation and supervision of the U.S. financial services industry. The Dodd-Frank Act contains comprehensive provisions to govern the practices and oversight of financial institutions (including large non-bank financial institutions) and other participants in the financial markets. It imposes significant regulations, additional requirements and oversight on almost every aspect of the U.S. financial services industry, including increased capital and liquidity requirements, limits on leverage and enhanced supervisory authority. Some of these provisions apply to NewCo and its various businesses. Most of the Dodd-Frank Act’s provisions have become effective, but many remain subject to formal implementation by regulatory agencies through final rulemaking, leaving considerable uncertainty as to their ultimate scope and effect. Nonetheless, NewCo’s operational expenses may increase as it addresses new or additional compliance requirements arising from the implementation of various provisions of the Dodd-Frank Act.

The Consumer Financial Protection Act, a part of the Dodd-Frank Act, established the CFPB, which has broad authority to write regulations under federal consumer financial protection laws and to directly or indirectly enforce those laws and examine financial institutions for compliance. The CFPB is authorized to impose fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. It has authority to prevent unfair, deceptive or abusive practices by issuing regulations that define the same or by using its enforcement authority without first issuing regulations. The CFPB has been active in its supervision, examination and enforcement of financial services companies, most notably bringing enforcement actions imposing fines and mandating large refunds to customers of several large banking institutions for practices relating to the sale of additional products associated with the extension of consumer credit.

The Dodd-Frank Act also authorizes state officials to enforce regulations issued by the CFPB and to enforce the Dodd-Frank Act’s general prohibition against unfair, deceptive and abusive practices.

Regulatory Outlook

The number and scope of regulatory and enforcement actions in 2013, as well as the amounts of fines and penalties levied against banking institutions, were significant. The types and numbers of class and stockholder derivative actions arising from allegations of violations of consumer protection and regulatory provisions also continued to increase. A number of prominent themes appear to be emerging from these actions:

•	The number and configuration of regulators bringing actions often adds to the complexity, cost and unpredictability of timing for resolution of particular regulatory issues.

•

The regulatory compliance and risk control structures of financial institutions subject to enforcement actions are frequently cited, regardless of whether past practices have been changed, and enforcement orders have often included detailed demands for increased compliance, audit and board supervision, as well as the use of third-party consultants to recommend further changes or monitor remediation efforts.

•

Issues first identified with respect to one consumer product class or distribution channel are often applied to other product classes or channels, as has been most notably the case in the home mortgage industry.

As described in more detail below, in coming years NewCo expects the regulators overseeing its businesses to increase in number or change, and that consumer protection regulations and standards will evolve to become more detailed in scope. This evolution may significantly add to NewCo’s compliance, marketing, servicing and operating costs. While current operations and compliance processes may or may not satisfy heightened, evolving regulatory standards, they cannot provide assurance that past practices or products will not be the focus of examinations, inquiries or lawsuits. Prior to 2009, one or more of NewCo’s current or then-existing subsidiaries were involved in the origination and sale of home mortgages, automobile loans, boat/RV/manufactured housing loans, construction loans and other personal loans.

As described in the section entitled “Management — Risk Management,” NewCo intends to implement a coordinated, formal existing risk management system to reduce business and regulatory risks.

Listed below are some of the most significant recent and pending regulatory changes that have the potential to affect NewCo in coming years.

Education Loans and Students’ Rights. The CFPB has now assumed regulatory oversight of the Private Education Loan industry. Its July 2012 Report on the industry provided many insights on the evolution of the industry and the CFPB’s continuing concerns. The CFPB’s primary recommendations to Congress in the Report are not likely to negatively affect NewCo’s portfolio of Private Education Loans. But future efforts by Congress or the CFPB to make the terms on which Private Education Loan interest may be charged or principal collected more in conformance with federal education loan programs could significantly and materially affect the profitability of NewCo’s loan portfolio. The CFPB’s focus on the concerns of students extends beyond the terms and conditions of Private Education Loans and includes the following:

•

The Dodd-Frank Act created a private education Loan Ombudsman within the CFPB to receive and attempt to informally resolve inquiries about Private Education Loans. The Private Education Loan Ombudsman reports to Congress annually on the trends and issues that it identifies through this process. On October 16, 2012, the Ombudsman submitted its first report based on 2,900 inquiries, finding that borrowers tended to report problems with their loan servicing and repayment options. The report draws conclusions about problems in education loan servicing and suggests Congress consider further steps to provide loan modifications or refinancing opportunities for troubled borrowers. Most of the inquiries that we have received from customers via the CFPB process are made by borrowers facing difficulty in repayment due to unemployment and underemployment due to the faltering economy.

•

The CFPB announced on February 21, 2013 that it is seeking information on options available to borrowers having difficulty repaying their loans. The deadline for submission of information to the CFPB was April 8, 2013.

•

On May 8, 2013, the CFPB published a report highlighting the ways in which private student loan debt can be a roadblock to financial soundness for consumers. The report analyzes the impacts of private student loan burdens on the broader economy, assesses recent actions of policymakers in the student loan market and discusses policy options put forth by the public regarding private student loans. Reports such as these may continue to influence regulatory developments in the student lending market. The report proposed a number of considerations for policymakers and market participants, such as refinancing relief and monthly payments more closely correlated with a borrower’s debt-to-income ratio. Certain of these CFPB recommendations in the report could negatively affect NewCo’s Private Education Loan portfolio if implemented.

Debt Collection Supervision. On October 24, 2012, the CFPB issued its final debt collection larger participant rule and examination procedures that will allow the agency to federally supervise larger consumer debt collectors. The rule defines larger participants as third-party debt collectors, debt buyers and collection attorneys with more than $10 million in annual receipts resulting from consumer debt collection. Under the rule, NewCo’s collection subsidiaries are considered larger participants and will be subject to supervision. The rule became effective January 2, 2013. The issuance of the CFPB’s rules will not preempt the various and varied levels of state consumer and collection regulations to which the activities of NewCo’s subsidiaries are currently subject. NewCo also utilizes third-party debt collectors to collect defaulted and charged-off education loans and will continue to be responsible for oversight of their procedures and controls.

Nonbank Student Loan Servicers. On December 3, 2013, the CFPB issued a final rule defining larger participants of the student loan servicing market. The rule, which will become effective on March 1, 2014, will allow the CFPB to federally supervise certain nonbank student loan servicers for the first time. Under the final rule, the CFPB will have supervisory authority over any nonbank student loan servicer that services more than one million borrower accounts, including accounts for both Private Education Loans and federal student loans. NewCo will be subject to this new oversight. The CFPB’s supervision will include gathering reports, conducting examinations for compliance with federal consumer financial laws and taking enforcement actions as appropriate, similar to the CFPB’s current supervisory authority over large bank student loan servicers.

Oversight of Derivatives. The Dodd-Frank Act created a comprehensive new regulatory framework for derivatives transactions, to be implemented by the Commodity Futures Trading Commission and the SEC. This new framework, among other things, subjects certain swap participants to new capital and margin requirements, recordkeeping and business conduct standards and imposes registration and regulation of swap dealers and major swap participants. The scope of potential exemptions remains to be further defined through agency rulemakings. Even if NewCo qualifies for an exemption, many of its derivatives counterparties are likely to be subject to the new capital, margin and business conduct requirements.

Other Significant Sources of Regulation

Many aspects of NewCo’s businesses are subject to federal and state regulation and administrative oversight. Some of the most significant of these are described below.

HEA. NewCo is subject to the HEA and, from time to time, its student loan operations are reviewed by ED and guarantors. As a servicer of federal student loans, NewCo is subject to ED regulations regarding financial responsibility and administrative capability that govern all third-party servicers of insured student loans. In connection with its servicing operations, NewCo must comply with, on behalf of guarantor clients, ED regulations that govern guarantor activities as well as agreements for reimbursement between ED and our guarantor clients.

Federal Financial Institutions Examination Council. As a third-party service provider to financial institutions, NewCo is also subject to examination by the Federal Financial Institutions Examination Council (“FFIEC”). FFIEC is a formal interagency body of the U.S. government empowered to prescribe uniform principles, standards, and report forms for the federal examination of financial institutions by the FRB, the FDIC, the National Credit Union Administration, the Office of the Comptroller of the Currency and the CFPB and to make recommendations to promote uniformity in the supervision of financial institutions.

Consumer Protection and Privacy. NewCo’s business servicing FFELP Loans, Private Education Loans and DSLP loans is subject to federal and state consumer protection, privacy and related laws and regulations. Some of the more significant federal laws and regulations include:

•	various laws governing unfair, deceptive or abusive acts or practices;

•	the Truth-In-Lending Act;

•	the Fair Credit Reporting Act;

•	the Equal Credit Opportunity Act;

•	the Servicemembers Civil Relief Act; and

•	the Telephone Consumer Protection Act.

NewCo’s debt collection and receivables management activities are subject to federal and state consumer protection, privacy and related laws and regulations, including supervision by the CFPB of larger consumer debt collectors as discussed above. Some of the more significant federal statutes are the Fair Debt Collection Practices Act and additional provisions of the acts listed above, as well as the HEA and the various laws and regulations that govern government contractors. These activities are also subject to state laws and regulations similar to the federal laws and regulations listed above.

Employees

NewCo expects to employ approximately 6,000 persons as of the distribution date. None of these employees are covered by collective bargaining agreements. NewCo believes that relations with its employees are good.

Properties

The following table lists NewCo’s principal owned facilities:

Location	Function	Business Segment(s)	Approximate Square Feet
Fishers, IN†	Loan Servicing and Data Center	Business Services; FFELP Loans	450,000
Wilkes-Barre, PA†	Loan Servicing Center	Business Services; FFELP Loans	133,000
Indianapolis, IN	Loan Servicing Center	Business Services	100,000
Big Flats, NY	GRC — Collections Center	Business Services	60,000
Arcade, NY(1)	Pioneer Credit Recovery — Collections Center	Business Services	46,000
Perry, NY	Pioneer Credit Recovery — Collections Center	Business Services	45,000

(1)	In 2005, NewCo entered into a ten-year lease with the Wyoming County Industrial Development Authority. This property reverts back to us in March 2015.

†	Property will be shared with SLM BankCo.

The following table lists NewCo’s principal leased facilities:

Location	Function	Business Segment(s)	Approximate Square Feet
Reston, VA†	Administrative Offices	Business Services; FFELP Loans; Other	90,000
Newark, DE†	Operations Center	Business Services; Other	86,000
Cincinnati, OH	GRC Headquarters and Collections Center	Business Services	59,000
Muncie, IN	Collections Center	Business Services	54,000
Moorestown, NJ	Pioneer Credit Recovery — Collections Center	Business Services	30,000

†	Property will be shared with SLM BankCo.

Legal Proceedings

NewCo and its subsidiaries and affiliates also are subject to various claims, lawsuits and other actions that arise in the normal course of business. Most of these matters are claims by borrowers disputing the manner in which their loans have been processed or the accuracy of NewCo’s reports to credit bureaus. In addition, NewCo’s collections subsidiaries are routinely named in individual plaintiff or class action lawsuits in which the plaintiffs allege that those subsidiaries have violated a federal or state law in the process of collecting their accounts. NewCo believes that these claims, lawsuits and other actions will not have a material adverse effect on its business, financial condition or results of operations. In addition, from time to time, NewCo and its subsidiaries and affiliates receive information and document requests from state attorneys general, legislative committees and administrative agencies concerning their business practices. NewCo’s practice has been and continues to be to cooperate with these bodies and to be responsive to any such requests.

MANAGEMENT

Executive Officers Following the Separation

NewCo’s executive officers and expected executive officers are currently officers and employees of Existing SLM. Upon the separation and distribution, these individuals will resign from the positions they currently hold at Existing SLM.

The following table sets forth information regarding individuals who are expected to serve as NewCo’s executive officers, including their positions after the separation.

Name and Age	Position and Business Experience

Jack Remondi 51

•    Chief Executive Officer, NewCo

•    President, Chief Executive Officer and Director, Existing SLM — May 2013 to present

•    President and Chief Operating Officer, Existing SLM — January 2011 to May 2013; Vice Chairman and Chief Financial Officer — January 2008 to January 2011

•    Portfolio Manager, PAR Capital Management, Inc., a private equity firm — 2005 to December 2007; responsibilities included managing investments in public companies

•    Executive Vice President, Existing SLM — 2001 to 2005; Senior Vice President — 1999 to 2001

•    Chief Financial Officer and Senior Vice President, Nellie Mae Corporation — 1988 to 1999

Somsak Chivavibul 46

•    Chief Financial Officer, NewCo

•    Senior Vice President — Financial Planning & Analysis, Existing SLM — May 2007 to present

•    Vice President — Financial Planning & Analysis, Existing SLM — 2003 to 2007

•    Treasurer, Student Loan Marketing Association — 1997 to 2003

•    Managing Director — Financial Planning & Analysis, Existing SLM — 1997 to 2003

John Kane 45

•    Chief Operating Officer, NewCo

•    Senior Vice President — Enterprise Project Management, Existing SLM — March 2013 to present

•    Senior Vice President — Credit, Existing SLM — August 2011 to March 2013

•    Senior Vice President — Collection, Existing SLM — 2008 to 2011

•    Senior Vice President — Consumer Credit Operations, MBNA/Bank of America — 1990 to 2008

Tim Hynes 44

•    Chief Risk Officer, NewCo

•    Senior Vice President — Collections, Existing SLM — October 2011 to present

•    Senior Vice President — Credit, Existing SLM — May 2008 to October 2011

•    Director of New Account and Existing Account Marketing, Bank of America Card Services — February 2007 to May 2008

The identities of the remaining executive officers of NewCo have not been finally determined and we will include information regarding these individuals in an amendment to this information statement.

NewCo Board of Directors Following the Separation

The following table sets forth information with respect to those persons who are expected to serve on NewCo’s board of directors following the completion of the separation and distribution. The nominees will be presented to NewCo’s sole stockholder, Existing SLM, for election prior to the separation. Nominees who currently serve on Existing SLM’s board of directors will be required to resign from such service at the time of the completion of the separation and distribution.

Name and Age Service as a Director	Position, Principal Occupation, Business Experience and Directorships

Jack Remondi, 51 Director since May 29, 2013

See Mr. Remondi’s position and business experience in the table above.

Other Professional and Leadership Experience:

Chairman, Reading is Fundamental

Trustee, Nellie Mae Education Foundation

Directorship of other public companies:

Cubesmart Real Estate Investment Trust

Mr. Remondi’s 25-year history with Existing SLM and its predecessors, in a variety of leadership roles, including as CEO, enables him to bring to the NewCo Board a unique historical perspective of NewCo, its operations and the evolution of the student loan industry. Mr. Remondi also brings valuable insights to the Board in the areas of finance, accounting, portfolio management, business operations and student/consumer lending.

The remaining individuals who are expected to serve as directors of NewCo have not yet been determined. We currently anticipate that NewCo’s full board of directors will be constituted in January 2014 and consist primarily of Existing SLM directors who do not remain as directors of SLM BankCo. We will include information regarding all new directors in an amendment to this Form 10.

Initially, it is anticipated that NewCo’s board of directors will adopt the policies and procedures and form the standing board committees summarized below. However, such policies and procedures and the constitution of each standing committee of the board remain subject to review by the full NewCo board of directors, and any changes thereto prior to the effective date of the registration statement of which this registration statement forms a part will be set forth in an amendment to this information statement.

All of our directors will stand for election annually. At any meeting of stockholders for the election of directors at which a quorum is present, the election of a director will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Director Independence

A majority of NewCo’s board of directors will be comprised of directors who are “independent” as defined by the rules of the NASDAQ and the Corporate Governance Guidelines to be adopted by the board. NewCo will seek to have all of its non-management directors qualify as “independent” under these standards. NewCo’s board of directors is expected to establish categorical standards to assist it in making its determination of director independence. NewCo expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the company or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company or any of its subsidiaries). In making this determination, the board of directors shall consider all relevant facts and circumstances, including the following standards:

•	No director who is currently an employee of NewCo, or within the past three years has been an employee of NewCo, may be considered independent.

•	No director who has a personal services contract with NewCo, in any amount, may be considered independent.

•	No director who is an employee or owner of a firm that is one of NewCo’s paid advisors or consultants, regardless of the amount of such business relationship, may be considered independent.

•	No director who is employed by a business that directly competes against NewCo may be considered independent.

•	No director who is a current partner or employee of a firm that is NewCo’s independent accountant or internal auditor may be considered independent.

•

No director whose immediate family member is a current partner of a firm that is NewCo’s independent accountant or internal auditor or is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice may be considered independent.

•

In addition to the standards above, a director will not be considered independent if any of the following NASDAQ criteria (to the extent more restrictive than the foregoing criteria established by the Board) apply:

•

a director who accepted or who has an immediate family member who accepted any compensation from NewCo in excess of $100,000 during any period of 12 consecutive months within the three years preceding the determination of independence, other than the following: (a) compensation for Board or Board committee service; (b) compensation paid to a family member who is an employee (other than an executive officer) of NewCo; or (c) benefits under a tax-qualified retirement plan, or non-discretionary compensation; provided, however, that Audit Committee and Compensation Committee members are subject to additional, more stringent requirements as set forth in the rules promulgated under the Exchange Act and the listing requirements of the NASDAQ;

•	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by NewCo as an executive officer;

•

a director who is, or has an immediate family member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which NewCo made, or from which NewCo received, payments for property or services in the current or any of the past three fiscal years that exceed 5 percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than: (a) payments arising solely from investments in NewCo’s securities; or (b) payments under non-discretionary charitable contribution matching programs;

•

a director of NewCo who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of NewCo served on the compensation committee of such other entity; or

•

a director who is, or has an immediate family member who is, a current partner of NewCo’s outside auditor, or was a partner or employee of NewCo’s outside auditor who worked on NewCo’s audit at any time during any of the past three years.

•

Until             , 2018, a director will not be considered independent if the director was (1) both employed by Existing SLM within the past five years, and (2) such employment included a period of time on or prior to             , 2013.

NewCo’s board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominations and Governance Committee, will make a determination as to which members are independent. As used above “NewCo” includes any subsidiary in a consolidated group with NewCo. The term “immediate family member” means a director’s spouse, parents, children, siblings, whether by blood or marriage, mother- and father-in-law, son- or daughter-in-law, brother- or sister-in-law, or anyone who shares the director’s home. The term “executive officer” is expected to have the meaning specified in the NASDAQ listing rules.

Committees of the NewCo Board of Directors

Effective upon the completion of the separation, NewCo’s board of directors will have the following standing committees: an Audit Committee, a Compensation and Personnel Committee, a Nominations and Governance Committee, an Executive Committee and a Finance and Operations Committee. We currently anticipate that the members of each of the following committees will be determined in January 2014, and will be included in an amendment to this information statement.

Audit Committee.      are expected to be the members of the board’s Audit Committee.      is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, NewCo expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NASDAQ, Section 10A(m)(3) of the Exchange Act, and in accordance with the company’s Corporate Governance Guidelines. Audit Committee members may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from NewCo or any of its subsidiaries (other than director fees). The Audit Committee will meet at least four times a year and will assist the board of directors in fulfilling its oversight responsibilities by providing oversight relating to: (1) the integrity of financial statements; (2) NewCo’s system of internal controls; (3) the qualifications, performance and independence of the independent registered accounting firm; (4) the performance of internal audit function; (5) compliance with legal and regulatory requirements; and (6) the review of Related Party’s transactions. In addition, the Audit Committee will prepare the report of the Audit Committee for NewCo’s annual proxy statement.

Compensation and Personnel Committee.      are expected to be the members of the board’s Compensation and Personnel Committee.      is expected to be the Compensation and Personnel Committee Chairman. The board of directors is expected to determine that each member of the Compensation and Personnel Committee will be independent, as defined by the rules of the NASDAQ and in accordance with the company’s Corporate Governance Guidelines. In addition, NewCo expects that the members of the Compensation and Personnel Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation and Personnel Committee will assist the board of directors in carrying out the board’s responsibilities relating to the compensation of NewCo’s executive officers and directors by: (1) approving or recommending as appropriate, compensation, benefits and employment arrangements for NewCo’s Chief Executive Officer and executive officers with a title of Executive Vice President and higher (referred to as executive management), and independent members of the board; (2) reviewing and approving benefit plans, compensation plans and incentive plans applicable to executive management; (3) reviewing, approving and administering NewCo’s equity-based plans; and (4) overseeing the administration of NewCo’s employee benefit plans to the extent required by law or the plan terms or as appropriate. In addition, the Compensation and Personnel Committee will (a) receive periodic reports regarding NewCo’s compensation programs as they relate to all employees; (b) review NewCo’s management development and recommend to the board succession plans applicable to executive management; (c) review and consider current and developing compensation and personnel related topics as appropriate; and (d) prepare the report of the Compensation Committee for NewCo’s annual proxy statement. The Compensation and Personnel Committee will also review the risks arising from NewCo’s compensation policies and practices to determine whether such policies and practices are reasonably likely to have a material adverse effect on NewCo.

The Compensation and Personnel Committee will consider executive officer and director compensation on an annual basis. NewCo expects that in January or February of each year following the separation and distribution, after consultation with independent directors, the Compensation and Personnel Committee will set Chief Executive Officer and executive officer level compensation. At that time the Compensation and Personnel Committee will also make a recommendation to the board regarding director compensation. Throughout the year, the Compensation and Personnel Committee will consider executive compensation consistent with its responsibilities, as warranted by any personnel changes. The Compensation and Personnel Committee will also have the sole authority, under its charter, to select, retain, and/or terminate independent compensation advisors.

Nominations and Governance Committee.      are expected to be the members of the board’s Nominations and Governance Committee.      is expected to be the Nominations and Governance Committee Chairman. The board of directors is expected to determine that each of the members of the Nominations and Governance Committee will be independent, as defined by the rules of the NASDAQ and in accordance with the company’s Corporate Governance Guidelines. The Nominations and Governance Committee will assist the board of directors in establishing appropriate standards for NewCo’s governance, the operations of the board and the qualifications of directors. The Nominations and Governance Committee will also identify individuals qualified to become board members and recommend to the board the director nominees for election at each annual stockholder meeting. The Nominations and Governance Committee will also oversee the evaluation of the board and recommend governance guidelines to the board.

Executive Committee.      are expected to be the members of the board’s Executive Committee.      is expected to be the Executive Committee Chairman. The Executive Committee will have authority to act on behalf of the board when the board is not in session and will assist the board in fulfilling its oversight responsibilities with regard to establishing risk tolerances and parameters for NewCo and overseeing the allocation of risk oversight responsibilities among board committees.

Finance and Operations Committee.      are expected to be members of the board’s Finance and Operations Committee.      is expected to be the Finance and Operations Committee Chairman. The Finance and Operations Committee will be responsible for assisting the board of directors in fulfilling its oversight responsibility with respect to: (1) material corporate finance matters, including investments, acquisitions, capital management, financing and funding strategy; (2) technology and operations; (3) marketing and product development; and (4) NewCo’s lending programs.

The board of directors is expected to adopt a written charter for each committee listed above. These charters will be posted on NewCo’s website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

NewCo was formed on November 7, 2013, and as such was not an independent company and did not have a compensation committee or any other committee serving a similar function during the fiscal year ended December 31, 2012. Decisions as to the compensation of those who will serve as NewCo’s executive officers were made by Existing SLM prior to the separation and distribution, as described in “Compensation Discussion and Analysis.”

Corporate Governance

Stockholder Recommendations for Director Nominees

NewCo’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. NewCo expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of director candidates by the Nominations and Governance Committee.

Corporate Governance Guidelines

The NewCo board of directors is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding NewCo’s governance practices. These practices will be regularly re-evaluated by the Nominations and Governance Committee in light of changing circumstances to continue serving NewCo’s best interests and the best interests of its stockholders.

Communicating with the Board of Directors

NewCo will develop procedures by which stockholders and other interested parties may communicate with NewCo’s board of directors by writing a letter to the chairman of the board, the lead independent director, to the non-management directors as a group, or any other individual member of the board by contacting the chairman of the board or the lead independent director at corporate secretary@    .com or Corporate Secretary, NewCo,             . The general counsel and corporate secretary will regularly forward to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to NewCo’s business. In addition, directors will regularly receive a log of all correspondence received by the company that is addressed to a member of the board and may request any correspondence on that log.

Director Qualification Standards

NewCo’s Corporate Governance Guidelines will provide that the Nominations and Governance Committee is responsible for reviewing with NewCo’s board of directors the appropriate skills and characteristics required of directors in the context of the makeup of the board of directors and developing criteria for identifying and evaluating director candidates.

The process that this committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought, given the then-current mix of board members. The board will seek representation that reflects gender, ethnic and geographic diversity as reflected in the company’s Corporate Governance Guidelines. The Nominations and Governance Committee, through its charter, will be charged with reviewing the composition and diversity of the board. As part of the process, the Nominations and Governance Committee will incorporate into the board’s annual evaluation process an opportunity for each director to provide input regarding the current and desired composition of the board and desired attributes of directors. When evaluating a candidate, it is expected that the Nominations and Governance Committee will not use any specified minimum qualifications and will instead evaluate each nominee’s particular experience and qualifications by considering numerous factors including the nominee’s:

•

relevant and recent skills and experience in large, complex institutions, particularly in the areas of accounting, finance, banking, higher education, marketing, information technology, human resources, operations and law;

•	knowledge of NewCo’s business;

•	proven record of accomplishment;

•	willingness to commit the time necessary for board service;

•	integrity and sound judgment in areas relevant to NewCo’s business;

•	impartiality in representing shareholders;

•	ability to challenge and stimulate management; and

•	independence.

The board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominations and Governance Committee.

Board Leadership Structure

Subject to the requirements under the company’s amended and restated by-laws, the board will be free to decide how to structure its leadership, for instance, by either joining or separating the roles of chairman and CEO, in the way that is best for NewCo at a given point in time. It is expected that              will be named NewCo’s chairman of the board. It will be the role of the chairman of the board, in consultation with the applicable committee chairmen and management, to determine the agenda for board meetings. The chairman will also preside over executive sessions of the board, have the authority to call meetings of the board of directors, and be responsible for leading the annual performance review of the CEO.

The board will also have a lead independent director to facilitate coordination of the activities of the independent directors. In the absence of the non-executive chairman, the lead independent director will lead the annual performance review of the CEO and preside over executive sessions of the board. The chairman and lead independent director will be elected annually, typically at the first board meeting following the annual meeting of stockholders. It is expected that              will be named NewCo’s lead independent director.

Code of Business Conduct

In connection with the separation, NewCo will adopt a Code of Business Conduct that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of NewCo will be required to read, understand, and abide by the requirements of the Code of Business Conduct.

The Code of Business Conduct will be accessible on NewCo’s website. Any waiver of the Code of Business Conduct for directors or executive officers may be made only by the Audit Committee. NewCo will disclose any amendment to, or waiver from, a provision of the Code of Business Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on the company’s website within four business days following the date of the amendment or waiver. In addition, NewCo will disclose any waiver from the Code of Business Conduct for the other executive officers and for directors on its website.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, NewCo expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Risk Management

While NewCo’s management team will be responsible for the day-to-day management of risks to the company, the NewCo board of directors will have broad oversight responsibility for risk management programs following the separation and distribution. The board of directors and its standing committees will oversee overall strategic direction, including setting our risk management philosophy, tolerance and parameters and establishing procedures for assessing business risks as well as management’s risk management program. NewCo will escalate to the board any significant departures from established tolerances and parameters and review new and emerging risks with them.

In 2012, the Existing SLM board and senior management of Existing SLM took significant steps to further enhance, formalize and centralize existing enterprise risk management activities. In 2013, the board and management of Existing SLM made the following enhancements:

•	Held an annual extended board meeting focused exclusively on the Existing SLM’s strategic direction and priorities.

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Developed and adopted a formal Risk Appetite Framework that reinforces a commitment to an organized enterprise risk management program that identifies, measures, monitors, reports and escalates risks to senior management and the Existing SLM board in line with developed and agreed risk profiles, tolerances and escalation mechanisms.

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Began development and testing of a strategy and stress testing tool designed to overlay previously existing, well-developed financial, credit and operational models. This tool will provide the capability to more rapidly analyze key risks in light of actual or assumed changes in strategy, economic conditions, and asset, liability and portfolio performance.

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Enhanced existing incentive compensation plan risk oversight policies and procedures, including by: creating a Corporate Incentive Compensation Plan Committee to oversee incentive compensation plans, requiring appropriate risk mitigation elements in incentive compensation plans and holding an annual review of the effectiveness of such plans and covering more plans during the annual risk review.

It is expected that NewCo will continue these practices. In preparation for the separation, NewCo will also appoint a Chief Risk Officer and identify the executive to serve in this role.

The enterprise risk management framework discussed below has been established at Existing SLM and will be continued by NewCo.

Risk Management Philosophy

NewCo’s risk management philosophy will be to do all it can to ensure all significant risks inherent in its business can be identified, measured, monitored, evaluated, controlled and reported. In furtherance of these goals, NewCo will seek to: (i) maintain a comprehensive and uniform risk management framework; (ii) maintain accountability and ownership at the business segment level for risks to which they are exposed; (iii) provide appropriate reporting tools to management and the NewCo board and its committees; and (iv) reinforce this philosophy to employees.

Risk Management Roles and Responsibilities

Responsibility for risk management will be held at several different levels, including the NewCo board and its committees. Each business area will be primarily responsible for managing its specific risks utilizing formalized processes and procedures developed in collaboration with executive management and internal risk management partners. Compliance, credit, human resources, legal, information technology, finance and accounting, and information security groups will be responsible for providing business segments with the training, systems and specialized expertise necessary to properly perform their risk management responsibilities.

Board of Directors. The NewCo board, directly and through its standing committees, will be responsible for overseeing NewCo’s overall strategic direction and risk management approach. The board will approve the annual business plan, periodically review NewCo’s strategic approach and priorities and spend significant time considering capital requirements and dividend and share repurchase levels and activities.

Chief Executive Officer. The chief executive officer will be ultimately responsible for ensuring proper oversight, management and reporting to the NewCo board regarding risk management practices and the timely escalation of any significant issues. The chief executive officer will be responsible for establishing a risk management culture and ensuring business areas operate within directed risk parameters and in accordance with the annual business plan.

Internal Risk Oversight Committees. NewCo will have a number of standing management committees dedicated to oversight of various risks relating to its business, including a Corporate Incentive Compensation Plan Committee and an Enterprise Risk Committee.

The Corporate Incentive Compensation Plan Committee will be comprised of a cross-functional team of senior officers from human resources, risk and legal who oversee NewCo’s incentive compensation plans. The committee’s responsibilities will include ensuring that incentive compensation plans do not encourage employees to take inappropriate risks that could impact NewCo’s financial position and controls, reputation or operations, reviewing the annual risk assessment of incentive compensation plans conducted by the chief compliance officer and chief credit officer, and developing policies and procedures for the development and approval of new incentive compensation plans in line with NewCo’s business goals and acceptable risk parameters. The committee will periodically report to the Compensation and Personnel Committee of the NewCo board on NewCo’s controls and reviews of incentive compensation plans. It is expected that the committee will also work in tandem with the Enterprise Risk Committee and will be composed of the executive vice president—administration, chief compliance officer, chief credit officer, legal counsel responsible for human resources matters, and chief audit officer (in a non-voting capacity).

The Enterprise Risk Committee will assist NewCo’s chief executive officer in the execution of his risk responsibilities. This committee will be an executive management-level committee that will provide a forum for senior management to review and discuss significant risks, receive periodic reports on adherence to agreed risk parameters and continue to supervise the evolution of the enterprise risk management program. It is expected that the committee will be composed of NewCo’s chief executive officer, president and chief operating officer, executive vice president and general counsel, executive vice president and chief financial officer, executive vice president and chief marketing officer, executive vice president — administration, chief compliance officer and the chief audit officer (in a non-voting capacity). Most committee members will be direct reports to the chief executive officer. It is further expected that the committee will meet at least six times per year in advance of each regularly scheduled board meeting and more frequently as needed to address particular issues.

Disclosure Committee. The Disclosure Committee will review and approve content of periodic SEC reporting documents, earnings releases and related disclosure policies and procedures.

Loan Loss Reserve Committee. The Loan Loss Reserve Committee will oversee the sufficiency of NewCo’s loan loss reserves and consider current or emerging issues affecting delinquency and default trends that could result in adjustments to the allowances for loan losses.

Critical Accounting Assumptions Committee. The Critical Accounting Assumptions Committee will oversee critical accounting assumptions, key judgments and estimates utilized in preparing NewCo’s financial statements.

Asset and Liability Committee. The Asset and Liability Committee will oversee NewCo’s investment portfolio and strategy and compliance with NewCo’s investment policy.

Corporate Compliance Committee. The Corporate Compliance Committee will oversee regulatory compliance risk management activities.

ICE Steering Committee. The ICE Steering Committee will oversee NewCo’s Internal Controls Excellence initiative and Sarbanes-Oxley compliance and will sponsor periodic forums in which internal control deficiencies are discussed and analyzed to ensure that any such deficiencies can be identified, understood by all relevant affected parties, and resolved.

Customer Products and Services Assessment Committee. The Customer Products and Services Assessment Committee will consider matters relating to risks affecting NewCo associated with new, expanded, or modified services and makes recommendations regarding proposed service offerings based on their inherent risks and controls.

Risk Assessment

NewCo’s Internal Audit Department will monitor the company’s risk management and compliance efforts, identify areas that may require increased focus and resources, and report significant control issues and recommendations to executive management and the Audit Committee. At least annually, the Internal Audit Department will perform a risk assessment to identify the top risks the department should use in developing its annual internal audit plan.

Risk Appetite Framework

NewCo expects to establish a risk appetite framework to set forth the level of risk it is willing to accept within each risk category in pursuit of its business strategy. Having a uniform risk appetite framework will ensure that business decisions, monitoring and reporting are made on a consistent basis. Management and members of NewCo’s corporate committees will monitor approved limits and escalation triggers to ensure that NewCo’s businesses are operating within the approved risk limits. Risk limits will be monitored, and reports will be provided to NewCo’s corporate committees and board as appropriate. Through ongoing monitoring of risk exposures, management will be able to identify potential risks and develop appropriate responses and mitigation strategies. NewCo’s board is expected to approve the Risk Appetite Framework, in consultation with management, and direct management to continue developing the Risk Appetite Framework together with the Audit Committee.

Risk Categories

NewCo expects to evaluate significant risks using the following categories: (1) credit; (2) market; (3) funding and liquidity; (4) compliance; (5) legal; (6) operational; (7) reputational/political; (8) governance; and (9) strategy.

Credit Risk. Credit risk is the risk to earnings or capital resulting from an obligor’s failure to meet the terms of any contract or otherwise fail to perform as agreed. Credit risk is found in all activities where success depends on counterparty, issuer or borrower performance.

NewCo will have credit or counterparty risk exposure with borrowers and cosigners of the Private Education Loans owned by NewCo, the counterparties with whom NewCo has entered into derivative contracts and the various issuers with whom NewCo makes investments. Credit and counterparty risks will be overseen by the chief credit officer, his staff and the internal Credit Committee he chairs. The chief credit officer will report regularly to the NewCo board, the Finance and Operations Committee, and the Audit Committee.

NewCo expects to manage credit risk related to Private Education Loans through (i) ongoing monitoring and review of portfolio concentration and trends, (ii) assignment and management of credit authorities and responsibilities, and (iii) establishment of an allowance for loan losses that covers estimated losses based upon portfolio and economic analysis.

NewCo expects to manage credit risk related to derivative contracts by reviewing counterparties for credit strength on an ongoing basis and through NewCo’s credit policies, which place limits on the amount of exposure permitted for any counterparty and, in most cases, require collateral to secure the position. The credit and counterparty risk associated with derivatives will be measured based on the replacement cost should counterparties with contracts in a gain position to NewCo fail to perform under the terms of such contracts.

Market Risk. Market risk is the risk to earnings or capital resulting from changes in market conditions, such as interest rates, credit spreads, commodity prices or volatilities. NewCo will be exposed to various types of market risk, in particular the risk of loss resulting in a mismatch between the maturity/duration of assets and liabilities, interest rate risk and other risks that arise through the management of NewCo’s investment, debt and student loan portfolios.

NewCo expects to manage market risk exposures primarily through the Asset and Liability Committee, which will maintain oversight and responsibility for risks associated with managing assets and liabilities and recommend limits to be included in NewCo’s Risk Appetite Framework and investment structure. The Finance and Operations Committee will periodically review and approve the investment and asset and liability management policies and contingency funding plan developed and administered by the Asset and Liability Committee. The Finance and Operations Committee and the chief financial officer will also report to the full NewCo board on matters of market risk management.

Funding and Liquidity Risk. Funding and liquidity risk is the risk to earnings, capital or the conduct of NewCo’s business arising from the inability to meet obligations when they become due without incurring unacceptable losses, such as the ability to fund liability maturities and deposit withdrawals, or invest in future asset growth and business operations at reasonable market rates. NewCo’s primary liquidity needs will be the ongoing ability to meet funding needs throughout market cycles, including during periods of financial stress, to avoid mismatches between the maturity of assets and liabilities, and to service outstanding indebtedness.

NewCo expects to centralize funding and liquidity risk management activities within its Corporate Finance department, which will be responsible for planning and executing funding activities and strategies. NewCo will analyze and monitor liquidity risks, maintain excess liquidity and access diverse funding sources depending on current market conditions. The Asset and Liability Committee will oversee most funding and liquidity risks and approve recommendations on mitigating those risks. In addition, the Finance and Operations Committee will be responsible for periodically reviewing and approving the Asset and Liability Committee’s funding and liquidity positions and contingency funding plan and will also receive regular reports on NewCo’s performance against funding and liquidity plans at each committee meeting.

Operational Risk. Operational risk is the risk to earnings resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is pervasive in that it exists in all business lines, functional units, legal entities and geographic locations, and it includes information technology risk, physical security risk on tangible assets, as well as legal/compliance risk and reputational risk.

NewCo’s board will receive operations reports (which will include operating metrics and performance against annual plan) from the chief executive officer and chief operating officer at each regularly scheduled meeting. Additionally, the Finance and Operations Committee will receive business development updates that will provide information and metrics about each key component of NewCo’s business operations. The Audit Committee will receive periodic information security updates and review operational and systems-related matters to ensure that their implementation does not produce internal control issues.

NewCo expects to manage operational risk exposures through a combination of business line management and enterprise-wide oversight. The chief operating officer will be responsible for all business operations (credit, servicing, collections and technology). Management committees comprised of senior managers and subject matter experts will focus on particular aspects of operational risk, while NewCo’s various risk management committees will provide enterprise-wide oversight. The Customer Services Assessment Committee will oversee the process for determining that significant risks of new services are properly identified, confirming that adequate controls are in place, and monitor risk management activities, exposures, and issues.

Compliance, Legal and Governance Risk. Compliance risk is the current and prospective risk to earnings or capital arising from violations of, or non-conformance with, laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards. Legal risk is the risk to earnings, capital or reputation that is manifested by claims made through the legal system and may arise from a product, a transaction, a business relationship, property (real, personal or intellectual), conduct of an employee or a change in law or regulation. Governance risk is the risk of not establishing and maintaining a control environment that aligns with stakeholder and regulatory expectations, including tone at the top and board performance. These risks will be inherent in all of NewCo’s businesses. Compliance, legal and governance risk are sub-sets of operational risk, but NewCo will recognize them as a separate and complementary category given their importance. NewCo will be exposed to these risks in its loan servicing businesses if compliance with legal and regulatory requirements is not properly implemented, documented or tested, as well as if oversight programs do not include appropriate audit or control features.

The Audit Committee will have oversight over the establishment of standards related to the monitoring and control of legal and compliance risks and the qualifications of employees overseeing these risk management functions. The Audit Committee will annually approve NewCo’s Corporate Compliance Plan, will have responsibility for considering significant breaches of NewCo’s Code of Business Conduct, and will receive regular reports from executive management team members responsible for the regulatory and compliance risk management functions.

Primary ownership and responsibility for legal and compliance risk will be placed with the business segments to manage their specific regulatory and compliance risks. NewCo’s compliance group will support these activities by providing extensive training, monitoring and testing of the processes, policies and procedures utilized by each business segment, maintaining regulatory and information security policies and procedures, and working in close coordination with legal functions. The Corporate Compliance Committee will serve as a regular internal forum where key compliance issues and risks can be discussed and where business, compliance and legal professionals can review the testing of existing regulatory compliance procedures and approve new or revised procedures.

NewCo’s Code of Business Conduct and the ongoing compliance training that employees receive will provide a framework for employees to conduct themselves with the highest integrity. NewCo intends to instill a risk-conscious culture through communications, training, policies and procedures and create a strong link between the risk management performance process and individual compensation to encourage employees to work toward corporate-wide compliance goals.

Reputational and Political Risk. Reputational risk is the risk to stockholder value and growth from a negative perception, whether true or not, of an organization by its key stakeholders, the changing expectations of its stakeholders or weak internal coordination of business decisions. Such a perception could expose NewCo to litigation, financial loss or other damage to its business or brand. Political risk addresses political changes that may affect the probability of achieving NewCo’s business objectives.

NewCo expects that management will proactively assess and manage political and reputation risk. NewCo’s government relations team will review and respond to formal inquiries from members of Congress, state legislators, and their staff, including by providing targeted messaging that reinforces NewCo’s public policy goals. NewCo will review and consider political and reputational risks on an integrated basis in connection with other enterprise-wide risk management oversight activities. NewCo’s public relations, marketing and media teams will monitor print, electronic and social media to understand public perceptions, actively provide assistance and support to customers and other constituencies, and maintain and promote the value of NewCo’s brand. Significant political and reputational risks will be reported to and monitored by the Finance and Operations Committee. The general counsel generally will coordinate legal, government relations and compliance group efforts and ensure that these individuals regularly meet and collaborate with media and investor relations teams.

Strategy Risk. Strategy risk is the risk to stockholder value and growth trajectory from adverse business decisions or improper implementation of business strategies. Management must be able to develop and implement business strategies that leverage the organization’s core competencies, are structured appropriately and are achievable. NewCo expects that the board will annually approve NewCo’s strategic annual business plan and management’s recommendations for how to grow business while focused on managing risks to acceptable parameters. Management and the NewCo board will also review NewCo’s execution on the annual business plan.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

NewCo is currently a wholly owned subsidiary of Existing SLM and not an independent company, and its Compensation Committee has not yet been constituted. Decisions as to the past compensation of those persons who will serve as executive officers of NewCo after the separation have been made by Existing SLM. This Compensation Discussion and Analysis discusses Existing SLM’s historical compensation practices and policies. Initially, it is anticipated that NewCo’s compensation practices and policies will be largely the same as those employed at Existing SLM. We currently anticipate that NewCo’s full board of directors will be constituted in January 2014, at which time the members of the NewCo compensation committee (the “NewCo Compensation Committee”) will be selected. The compensation policies and practices described below remain subject to review and approval by the NewCo Compensation Committee once it is formed, and any changes or adjustments to such policies and practices will be described in an amendment to this information statement.

For purposes of the following Compensation Discussion and Analysis and executive compensation disclosures, the individuals listed below are expected to serve as NewCo’s “named executive officers” or “NEOs.” They are NewCo’s chief executive officer, chief financial officer and three most highly compensated executive officers (other than the chief executive officer and chief financial officer), based on expected 2013 compensation from Existing SLM.

•	Jack Remondi, NewCo Chief Executive Officer. Mr. Remondi currently serves as Existing SLM’s Chief Executive Officer.

•	Somsak Chivavibul, NewCo Chief Financial Officer. Mr. Chivavibul currently serves as Existing SLM’s Senior Vice President — Financial Planning & Analysis.

The identities of the remaining three NEOs will be determined once NewCo finalizes who its initial executive officers will be and their compensation, and we will include information regarding these individuals in an amendment to this information statement.

Additional information about NewCo’s expected senior executive team following the separation is set forth in “Management — Executive Officers Following the Separation.”

The following sections of this Compensation Discussion and Analysis describe Existing SLM’s compensation philosophy, policies and practices as they applied to Existing SLM’s named executive officers during 2012 and, by extension, to those expected named executive officers of NewCo who were not also NEOs of Existing SLM in 2012. Jack Remondi served as the President and Chief Operating Officer of Existing SLM during 2012, and he was a NEO of Existing SLM for 2012. Mr. Remondi became Chief Executive Officer of Existing SLM in May 2013. Somsak Chivavibul was a senior executive, but not a NEO, of Existing SLM for 2012.

Existing SLM’s Compensation Philosophy and Objectives

The philosophy underlying Existing SLM’s executive compensation program is to provide a competitive total compensation program tied to performance and aligned with the interests of its stockholders. Existing SLM’s objective is to recruit and retain high quality executives and staff necessary to deliver continuously high stockholder value.

Existing SLM’s Compensation Committee uses the following principles to implement its compensation philosophy and achieve its executive compensation program objectives:

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Pay-for-performance. A substantial portion of the total compensation of Existing SLM’s named executive officers and other senior executives is earned based on achievement of enterprise-wide goals that impact stockholder value.

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Retention of top executives. Existing SLM’s named executive officers and other senior executives should have base salaries and benefits that are competitive and permit Existing SLM to attract, motivate and retain those executives who drive its success.

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Reward long-term growth and focus management on sustained success and stockholder value creation. Compensation of the named executive officers and other senior executives is heavily weighted toward long term equity-based incentives. These awards link pay to sustained performance.

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Align compensation with stockholder interests. The interests of the named executive officers and other senior executives should be linked with those of Existing SLM’s stockholders through the risks and rewards of the ownership of SLM Corporation common stock.

•	Standard benefits and limited perquisites. Existing SLM provides standard employee benefits and limited perquisites.

Elements of Compensation

The compensation program for Existing SLM’s named executive officers and other senior executives consists of seven elements. These elements, as well as the reasons why each was chosen and the ways in which each element achieves Existing SLM’s compensation objectives, are described below:

Compensation Element	Objective	Type of Compensation

Base salary	To provide a base level of cash compensation for senior executives based on level and responsibility.	Fixed cash compensation. Reviewed annually and adjusted as appropriate.

Annual incentive bonus	To encourage and reward senior executives for achieving annual corporate performance goals.	Variable compensation. Primarily performance based. Payable in a combination of cash and Restricted Stock Units (“RSUs”). RSUs are subject to transfer restrictions and lapse in equal increments over two to three years.

Long-term equity-based incentives	To motivate and retain senior executives by aligning their interests with that of stockholders through sustained performance and growth.	Multi-year variable compensation. Performance based. Generally granted annually. Payable in Performance Stock Units (“PSUs”) or RSUs, in addition to stock options. PSUs have three-year cliff vesting in amounts determined based on cumulative performance measures. RSUs vest ratably over a three-year period. Stock options vest over a three-year period with two-thirds of these grants also subject to achievement of pre-established stock price targets.

Health, Welfare and Retirement benefits	To promote employee health and protect financial security.	Fixed compensation.

Compensation Element	Objective	Type of Compensation

Deferred Compensation Plan	To provide retirement planning opportunities.	The Deferred Compensation Plan offers a variety of investment choices, none of which represents an above-market return.

Severance benefits	To maintain continuity of management after a change of control and provide temporary income following involuntary terminations of employment other than for cause.	Fixed cash compensation. Generally, equity compensation continues to vest on their terms after changes of control or involuntary terminations other than for cause.

Perquisites	To provide business-related benefits to assist in attracting and retaining key executives.	Fixed compensation.

Fixed vs. Variable Compensation

A substantial portion of Existing SLM’s senior executives’ total compensation for 2012 performance, including that of its named executive officers, was variable and dependent upon the attainment of performance objectives or the value of Existing SLM’s common stock. Set forth below are the fixed and variable percentages of the expected NewCo NEO’s compensation for 2012.

[1]

Fixed compensation is the sum of 2012 “Salary” and “All Other Compensation” amounts set forth in the “Executive Compensation—Summary Compensation Table” of this information statement. Fixed compensation excludes the value of dividend equivalent units accrued on restricted stock, RSUs and PSUs in 2012.

[2]

Variable compensation is the sum of bonus paid in February 2013 under the Sallie Mae Management Incentive Plan set forth under “Non-equity Incentive Plan Compensation” in the “Executive Compensation—Summary Compensation Table” of this information statement and the grant date fair values of PSUs and stock options granted in February 2013.

Cash Incentives vs. Stock-Based Incentives

In 2012, the Compensation Committee of Existing SLM allocated more of its named executive officers’ and, by extension, its other senior executives’, variable compensation to stock-based incentives than it allocated to cash incentives. Set forth below are the cash and stock-based percentages of the expected NewCo NEO’s variable compensation for 2012.

[1]

Cash compensation is comprised of 2012 salary, cash bonuses paid in February 2013 under the Sallie Mae Management Incentive Plan and All Other Compensation as set forth in the “Executive Compensation—Summary Compensation Table” of this information statement. Cash compensation excludes the value of dividend equivalent units accrued on restricted stock, RSUs and PSUs in 2012.

[2]

Stock-based compensation is the sum of the value of the bonus paid in RSUs in February 2013 under the Sallie Mae Management Incentive Plan set forth under the “Stock Awards” column in the “Executive Compensation—Summary Compensation Table” of this information statement and the grant date fair values of PSUs, RSUs and stock options granted in February 2013.

How Existing SLM Makes Its Compensation Decisions

Role of the Existing SLM Compensation Committee

On a yearly basis, Existing SLM’s Compensation Committee reviews and approves Existing SLM’s management incentive plan (the “MIP”), which establishes annual corporate goals and is applicable to all members of senior management. In establishing such goals, Existing SLM’s Compensation Committee reviews and considers Existing SLM’s annual business plan approved by the Board of Directors of Existing SLM, focusing on the objectives of the business plan and on aligning Existing SLM’s incentive-based compensation to achieve such objectives. The Existing SLM Compensation Committee also discusses the proposed MIP goals with the CEO of Existing SLM and the Existing SLM Compensation Consultant. The Existing SLM Compensation Committee, in consultation with the Independent Chairman of Existing SLM and the other independent members of the Board of Existing SLM, reviews the annual performance of the CEO and approves his salary, bonus and long-term incentive award for the upcoming year and his bonus under the MIP for the prior year. Existing SLM’s Compensation Committee maintains discretion to decrease bonus amounts under the MIP.

Existing SLM’s CEO does not play a role with respect to any matter affecting his own compensation. See “Committees of the NewCo Board of Directors — Compensation and Personnel Committee” for more information on Existing SLM’s Compensation Committee’s role with respect to NEO compensation. Jack Remondi became the CEO of Existing SLM in May 2013 and currently is serving in that position. He will resign his position as CEO of Existing SLM upon the completion of the separation and distribution.

Role of the Chief Executive Officer

Existing SLM’s CEO reviews with the Existing SLM Compensation Committee the performance of each named executive officer and recommends salary, bonus and long-term incentive awards for each NEO other than himself. The Existing SLM Compensation Committee considers these recommendations in consultation with Existing SLM’s compensation consultant and approves final awards for each named executive officer. Existing SLM’s CEO also reviews and approves the salaries of senior executives other than the NEOs, and serves on a subcommittee of the Existing SLM Compensation Committee that approves bonus and long-term incentive awards for these senior executives based on guidelines established by the Existing SLM Compensation Committee.

Role of the Compensation Consultant

The Existing SLM Compensation Committee retains and is advised by a compensation consultant to assist the Existing SLM Compensation Committee in its review and oversight of Existing SLM’s executive compensation program.

Use of Peer Group

The Existing SLM Compensation Committee reviews the peer group annually with the compensation consultant to ensure that each member company in the peer group is still appropriate and to consider additions to or deletions from the peer group.

The Existing SLM Compensation Committee reviews compensation data relating to the financial and financial processing industries as those are the industries in which Existing SLM competes for talent. To ensure that the Existing SLM Compensation Committee has the information necessary to set appropriate compensation levels, Existing SLM conducts a market analysis of executive compensation programs that includes publicly available executive compensation data for its peer companies and third-party compensation surveys.

The Existing SLM Compensation Committee then utilizes the peer group data in two ways. First, it assesses the financial performance of the peer group during the preceding one and three year periods, to determine how Existing SLM compares to its peers in terms of financial performance. Second, it assesses the compensation paid to NEOs by the peer group to determine the competitiveness of Existing SLM’s executive compensation program. While Existing SLM’s market analysis informs its range of compensation components and decisions, Existing SLM does not tie its senior executives’ compensation levels to specific market percentiles. The Compensation Committee also uses a variety of other data points in determining compensation levels and incentive compensation design, including Existing SLM’s strategic plan, the budget for the year in question and experience of executives.

The Existing SLM Compensation Committee, in consultation with the compensation consultant, determined that no changes were required to the peer group in 2012. For 2012, the peer group consisted of the following companies:

Peer Group

Alliance Data Systems Corp BB&T Corp. Capital One Financial Corp. CIT Group Inc. Discover Financial Services, Inc. Fidelity National Information Services	Fifth Third Bancorp Fiserv Inc. Huntington Bancshares KeyCorp M&T Bank Corp Total Systems Services Inc.

It is anticipated that the NewCo Compensation Committee will consult with its compensation consultant as to the proper peer group for NewCo, which may be a different peer group than the one above.

Changes to Executive Compensation for 2012

In recent years, the bonus payments of the senior executives, including the named executive officers, were based primarily on the achievement of corporate performance goals set forth in the MIP for that year. The Existing SLM Compensation Committee also gave some incremental consideration to achievement of individual performance goals in establishing total bonus amounts. The Existing SLM Compensation Committee determined that the NEO’s bonus payments for 2012 would be based only on achievement of certain corporate performance goals. In so doing, Existing SLM’s Compensation Committee recognized its authority under Sallie Mae’s 2012 Omnibus Incentive Plan (the “2012 Plan”) to develop alternative discretionary incentive plans and intends to reconsider incentivizing individual performance through other means in the future. As the MIP calculations exclusively informed bonus computations in 2012 for the NEOs of Existing SLM, the bonus amount payable to Mr. Remondi in his capacity as President and Chief Operating Officer for 2012 is reflected only in the “Non-equity Incentive Compensation” column of the Summary Compensation Table in this information statement.

Determination of Compensation for 2012

2012 Summary of Results

In 2012 Existing SLM operated in a challenging macroeconomic environment marked by high unemployment and uncertainty which contributed added uncertainty to Private Education Loan repayment and default patterns. On July 1, 2010, Congress discontinued the FFELP. FFELP Loans have been and are a major source of Existing SLM’s net income. Despite this environment, Existing SLM believes management significantly achieved its 2012 objectives. “Core Earnings”1 for the year were $1,060 million compared with $977 million in 2011. “Core Earnings” were up due to an $81 million increase in debt repurchase gains, a $215 million lower loan loss provision and a $108 million reduction in operating expenses, offset in part by a $246 million decrease in net interest income.

[1]

For a description of how Existing SLM calculates Core Earnings and for a reconciliation of Core Earnings to the nearest comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— ‘Core Earnings’— Definition and Limitations” of this information statement.

2012 Operating Objectives

In 2012, Existing SLM’s management set out five major goals to create stockholder value. They were:

Prudently Grow Consumer Lending Segment Assets and Revenue

Existing SLM achieved this goal by originating increasing numbers of high quality Private Education Loans, with higher net interest margins and lower charge-offs and provision for loan losses. Originations were 22 percent higher in 2012 compared with 2011. The average FICO score of Existing SLM’s 2012 originations was 748 and 90 percent of the originated loans were cosigned. “Core Earnings” net interest margin increased from 4.09 percent to 4.13 percent. Charge-offs decreased to 3.37 percent of loans in repayment from 3.72 percent in 2011. Provision for loan losses decreased to $1.01 billion from $1.18 billion in 2011.

Sustain Business Services Segment Revenue

In 2012, Existing SLM’s Business Services segment revenue decreased 5 percent compared to 2011. While Existing SLM considered several servicing acquisitions beyond the education loan market, it chose not to pursue them. Nonetheless, in 2012 Existing SLM did achieve meaningful growth in a number of Business Services activities such as increasing the number of accounts that it services for ED to approximately 4.3 million accounts under the ED servicing contract as of December 31, 2012 compared to 3.6 million accounts at December 31, 2011 and, providing collection services on defaulted student loans to ED with Existing SLM’s share of allocated accounts ranging from six percent to eight percent.

Maximize Cash Flows from FFELP Loans

In 2012, Existing SLM continued to focus on opportunistically purchasing additional FFELP Loan portfolios from other lenders as cash flows from Existing SLM’s existing FFELP Loans decline. Existing SLM acquired $3.7 billion of FFELP Loans which partially offset the approximately $5.2 billion of loans that were consolidated to ED in 2012 as part of the Special Direct Consolidation Loan Initiative.

Reduce Operating Expenses

In 2012, Existing SLM remained focused on reducing operating expenses. Existing SLM’s 2012 operating expenses were $897 million, an improvement on the $1,000 million incurred in 2011.

Improve Existing SLM’s Financial Strength

In 2012, Existing SLM increased stockholder distributions while at the same time ending 2012 with a balance sheet and capital position as strong as those with which Existing SLM ended 2011. In 2012, Existing SLM increased its quarterly dividend to $0.125 per share and utilized $900 million to repurchase 58 million shares of Existing SLM common stock in the open market. Existing SLM did so while achieving $2.16 fully diluted “Core Earnings” per common share and maintaining its strong balance sheet and capital positions. In 2012, Existing SLM issued $9.7 billion in FFELP ABS, $4.2 billion in Private Education Loan ABS and $2.7 billion of unsecured bonds, while reducing its total debt to $169 billion at December 31, 2012, compared to $181 billion at December 31, 2011.

Management Incentive Plan for 2012

As discussed above, as part of Existing SLM’s annual strategic planning process, management develops an operating plan for the upcoming year. The Existing SLM Compensation Committee and management then discuss and agree on specific corporate performance goals set forth in the MIP established for the purpose of focusing executives around achievement of the operating plan. An executive’s annual bonus potential is generally a function of each executive’s position and base salary. The Existing SLM Compensation Committee established a payout level for each named executive officer based on achievement of the corporate performance goals described below. As to the NEOs, the Existing SLM Compensation Committee was also actively involved in considering bonus potential and approving actual salary, bonuses and long-term incentive compensation.

Corporate Performance Goals for 2012

In late 2011 and early 2012, the Existing SLM Compensation Committee considered Existing SLM’s approved operating plan for 2012 and met with Existing SLM’s management to discuss the performance goals it would apply in establishing the 2012 management incentive plan (the “2012 MIP”). For 2012, the Existing SLM Compensation Committee determined to establish seven corporate performance goals for the 2012 MIP, as follows:

•	Earnings per share measured on a “Core Earnings” basis;

•	Improvement of net private education loan charge-offs;

•	Increase in private credit loan originations;

•	Operating expense reductions for 2012;

•	Maintenance of stipulated capital adequacy;

•	Maintenance of adequate liquidity; and

•	Increases in non-FFELP related fee-based income.

For each corporate performance goal, the Existing SLM Compensation Committee approved minimum, target and maximum achievement levels. Achievement of the minimum level resulted in an “award factor” of 0 percent, achievement of the target level resulted in an award factor of 90 percent and achievement of the maximum level resulted in an award factor of 140 percent (other than maintenance of stipulated capital adequacy and liquidity levels, each of which had a maximum award factor of 110 percent). Sliding scale award factor percentages attributable to interim levels of achievement were also included for each goal. The Existing SLM Compensation Committee also assigned a weight to each corporate performance goal based on its relative importance to Existing SLM’s overall operating plan.

In January and February 2013, the Existing SLM Compensation Committee and the Independent Chairman reviewed Existing SLM’s relative achievement of each of the previously identified corporate performance goals based on discussions with the CEO and information provided by management. After these discussions, the Existing SLM Compensation Committee determined that the aggregate achievement of the corporate performance goals was attained at a level of 88.6 percent of the targets set under the 2012 MIP. Existing SLM’s total performance “score” of 88.6 percent was determined based on the level of achievement of each corporate performance goal multiplied by the applicable weighting for such goal.

The chart below sets forth (i) each corporate performance goal, (ii) the target approved by the Compensation Committee for each goal, (iii) the actual achievement level of each goal for 2012, (iv) the award factor for 2012 based on the level of achievement of such goal, (v) the relative weighting of each corporate performance goal and (vi) the corporate performance score attributable to each goal, as well as the total corporate performance score.

Corporate Performance Goal	Target	2012 Actual Performance	Award Factor	Weighting	Corporate Performance Score
Core Earnings	$2.05	$2.16	101%	30%	30.3%
Private Education Loan Charge-Offs	$990 million	$1,037 million	76%	10%	7.6%
Private Credit Loan Originations	$3,200 million	$3,346 million	105%	10%	10.5%
Operating Expenses	$975 million	$997 million	83%	15%	12.5%
Capital Adequacy	$800 million	$736 million	80%	10%	8.0%
Liquidity Levels	$1,500 million	$2,433 million	109%	10%	10.9%
Non-FFELP Fee Income	$385 million	$354 million	59%	15%	8.9%

Total					88.6%

Applying the corporate performance score of 88.6 percent to the bonus target set for each named executive officer produced the following bonus payment under the 2012 MIP to Mr. Remondi who served as the President and Chief Operating Officer of Existing SLM during 2012. While bonus payments were made at 88.6 percent for Existing SLM’s NEOs, other senior executives, including Mr. Chivavibul, were paid bonuses equal to 91 percent of their target bonuses.

Expected NewCo Named Executive Officer	2012 Target Bonus $ Amount	% of Base Salary	2012 Bonus Payment at 88.6% of Target Bonus
Mr. Remondi	$1,275,000	150%	$1,129,650
Mr. Chivavibul	$343,750	125%	$335,000

Mr. Remondi’s 2012 bonus payment was paid 50 percent in cash and 50 percent in RSUs with transfer restrictions that lapse in one-third increments on each of the one-year, two-year and three-year anniversaries of the date of grant of such RSUs. Mr. Chivavibul’s 2012 bonus was paid 70 percent in cash and 30 percent in vested RSUs. These RSUs are restricted for two years, with one-half of the RSUs becoming available each year. The RSUs accrue dividend equivalents prior to the lapse of restrictions, equal to the quarterly dividends on SLM Corporation common stock. Such dividend equivalents are delivered based on the transfer restrictions of the underlying RSU award. Mr. Chivavibul also received an additional discretionary bonus based on his individual performance during 2012. This discretionary bonus is included in the 2012 bonus payment for Mr. Chivavibul listed in the following table.

Long-Term Incentive Program

Long-term incentive compensation, consisting of PSUs (for Mr. Remondi) or RSUs (for Mr. Chivavibul) and stock options, represents the largest portion of Existing SLM’s senior executive compensation. In 2012 and 2013, Mr. Remondi was granted PSUs and stock options, and Mr. Chivavibul was granted RSUs and stock options, as set forth in the tables below. Mr. Remondi served as the President and Chief Operating Officer of Existing SLM until May 2013, when he became the CEO of Existing SLM.

Performance Stock Units and Restricted Stock Units

Expected NewCo Named Executive Officer	2012 Performance Stock Units(1)	2012 Restricted Stock Units(2)	2013 Performance Stock Units(3)	2013 Restricted Stock Units(4)
Mr. Remondi	93,808	—	94,201	—
Mr. Chivavibul	—	19,274	—	4,890

(1)

PSUs granted in 2012 to Mr. Remondi are disclosed in this column at the target level and are currently 100 percent unvested. PSUs vest based on achievement of cumulative “Core Earnings” net income (“Cumulative Net Income”) for a three-year performance period from January 1, 2012 through December 31, 2014. These PSUs vest 100 percent at the target level if Cumulative Net Income is $3.3 billion. The PSUs vest at 50 percent of the target level if Cumulative Net Income is greater than $2.6 billion and at 130 percent of the target level to the extent Cumulative Net Income is equal to or greater than $3.6 billion, with incremental vesting between such percentages of the target level. The PSUs will vest on the second business day after Existing SLM files its annual report on Form 10-K for the year ending 2014 with the SEC, and in no event later than March 15, 2015.

(2)

RSUs granted in 2012 to Mr. Chivavibul vest and have converted or will convert into shares of Existing SLM common stock, in one-third increments on February 3, 2013, February 3, 2014 and February 3, 2015.

(3)

PSUs granted in 2013 to Mr. Remondi are disclosed in this column at the target level and are currently 100 percent unvested. PSUs vest based on achievement of Cumulative Net Income for a three-year performance period from January 1, 2013 through December 31, 2015. These PSUs vest 100 percent at the target level if Cumulative Net Income is $3.4 billion. The PSUs vest at 50 percent of the target level if Cumulative Net Income is greater than $2.7 billion and at 130 percent of the target level to the extent Cumulative Net Income is equal to or greater than $3.7 billion, with incremental vesting between such percentages of the target level. The PSUs will vest on the second business day after Existing SLM files its annual report on Form 10-K for the year ending 2015 with the SEC, and in no event later than March 15, 2016.

(4)	RSUs granted in 2013 to Mr. Chivavibul vest and are converted into shares of Existing SLM common stock, in one-third increments on February 7, 2014, February 7, 2015 and February 7, 2016.

The awards described in the table above are subject to adjustment in connection with the separation and distribution. See “—Treatment of Long-Term Incentive Awards Following the Separation and Distribution” for additional information.

Stock Options

Expected NewCo Named Executive Officer	2012 Stock Options(1)	2013 Stock Options(2)
Mr. Remondi	173,210	256,107
Mr. Chivavibul	37,636	43,663

(1)

Stock options granted in 2012 to the expected NewCo NEOs vest based on the following terms: one-third of the options shall vest on each of the first, second and third anniversary of the grant date, subject in all respects to the following additional vesting provisions: (i) the first one-third of the options will have no additional vesting target other than the passage of the one-year period from the grant date; (ii) the second one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $17 per share for any five consecutive days at any time after the grant date; and (iii) the third one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $19 per share for any five consecutive days at any time after the grant date. As of February 3, 2013, one-third of the stock options granted to the Expected NewCo NEOs in 2012 are vested and exercisable as follows: Mr. Remondi – 57,736; Mr. Chivavibul – 12,545.

(2)

Stock options granted in 2013 to the expected NewCo NEOs vest based on the following terms: one-third of the options shall vest on each of the first, second and third anniversary of the grant date, subject in all respects to the following additional vesting provisions: (i) the first one-third of the options will have no additional vesting target other than the passage of the one-year period from the grant date; (ii) the second one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $19 per share for any five consecutive days at any time after the grant date and (iii) the third one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $21 per share for any five (5) consecutive days at any time after the Grant Date. These options are all currently 100 percent unvested.

The awards described in the table above are subject to adjustment in connection with the separation and distribution. See “— Treatment of Long-Term Incentive Awards Following the Separation and Distribution” for additional information.

Other Compensation

Consistent with Existing SLM’s philosophy to emphasize pay for performance, named executive officers receive only the perquisites or supplemental benefits described below.

Benefits

In addition to generally available benefits, the NEOs are eligible to participate in Existing SLM’s Non-qualified Deferred Compensation Plan for key employees (the “Deferred Compensation Plan”). Existing SLM offers tits senior executives, including its NEOs, the opportunity to defer payment of a portion of their cash compensation into a non-qualified deferred compensation plan. Existing SLM provides this opportunity to be competitive with its peer group and to provide retirement planning opportunities for these executives. The Existing SLM Compensation Committee views the plan as providing senior executives with an optional strategy to engage in tax-deferred retirement planning rather than a provided benefit. Existing SLM does not make contributions to the Deferred Compensation Plan or pay above market rates of return on amounts contributed to the plan.

Perquisites

Existing SLM’s policy is to allow limited personal use of Existing SLM’s aircraft by its named executive officers. As shown in the footnotes to the “Summary Compensation Table,” the incremental cost associated with Mr. Remondi’s personal use of aircraft to commute between his primary residence and corporate headquarters in 2012 was limited to $62,500. To the extent an NEO uses Existing SLM’s private aircraft for personal travel the NEO will be charged the variable flight costs for such personal use. These reimbursements fully comply with the requirements of the Code. Existing SLM also provides automobiles and temporary housing to certain of the expected NewCo NEOs as described in the footnotes to the “Summary Compensation Table.”

Existing SLM’s Compensation Committee has approved annual physicals for the Existing SLM NEOs. Existing SLM believes that NEO physicals align with its wellness initiative as well as assist in mitigating risk. NEO physicals are intended to identify any health risks and medical conditions as early as possible in an effort to achieve more effective treatment and outcomes.

Employment Agreements and Post-Employment Payments and Benefits

Executive Severance Arrangements

The expected NewCo NEOs are covered under an Existing SLM executive severance plan, except as otherwise indicated. The severance plan is described in greater detail under the heading “Arrangements with Named Executive Officers—Executive Severance Plan” below.

Change in Control Severance Plan

The expected NewCo NEOs are covered under an Existing SLM change in control severance plan. The change in control severance plan is described in greater detail under the heading “Arrangements with Named Executive Officers — Change in Control Severance Plan” below.

Existing SLM generally utilizes plans (as opposed to individual agreements) to provide severance and change in control payments and benefits for several reasons. First, a “plan” approach provides Existing SLM with the flexibility to change the terms of severance benefits from time to time. In addition, this approach is more transparent, both internally and externally, which eliminates the need to negotiate severance or other employment separation benefits on a case-by-case basis and assures each of the executives that his or her severance benefits are comparable to those of other executives with similar levels of responsibility and tenure.

The expected NewCo named executive officers are eligible for severance payments in the event of an involuntary termination of employment without “cause.” In addition, they are eligible for “double trigger” severance payments in the event of an involuntary termination of employment without “cause” or a termination of employment with “good reason” in connection with a change in control of Existing SLM. NewCo’s expected named executive officers are also entitled to certain limited “single trigger” benefits upon a change in control, including equity acceleration when awards are not honored, assumed, or replaced by a successor employer of Existing SLM. Such equity acceleration not only provides the named executive officers with the benefit of these outstanding awards, it may also allow them to exercise the awards and possibly participate in the change in control transaction for the consideration received.

The internal corporate restructuring and separation and distribution described in this information statement will not result in a “change of control” or the payment of any severance to NewCo’s expected NEOs under Existing SLM’s change in control severance plan.

Other Arrangements, Policies and Practices Related to Existing SLM’s Executive Compensation Programs

Share Ownership Guidelines

Existing SLM has maintained share ownership guidelines applicable to its NEOs for more than ten years, except for a four-month period beginning in April 2009, during which time the application of the guidelines was suspended due to the decreased price of Existing SLM’s common stock as a result of the global economic downturn. The ownership guidelines, which are expected to be achieved over a five-year period, are as follows:

•	Chief Executive Officer — lesser of 1 million shares or $5 million in value;

•	President and Chief Operating Officer — lesser of 500,000 shares or $2.5 million in value;

•	Executive Vice President — lesser of 200,000 shares or $1 million in value.

The guidelines encourage continued ownership of a significant amount of Existing SLM’s common stock acquired through equity awards and help align the interests of named executive officers with the interests of Existing SLM’s stockholders. Except as otherwise approved by the Existing SLM Compensation Committee, an NEO must hold all Existing SLM common stock acquired through equity grants until the applicable thresholds are met, and an NEO will not be eligible to receive further equity grants if he or she sells this stock (whether before or after such guidelines are met), if such sale would result in a decrease below the thresholds established by the guidelines.

The following shares and share units count towards the ownership guidelines: shares held in brokerage accounts; vested shares credited to deferred compensation accounts; shares credited to qualified retirement plan accounts; vested performance stock and performance stock units; on an after-tax basis, restricted stock and restricted stock units that vest solely upon the passage of time and vested stock options, to the extent that they are “in-the-money on an after-tax basis.”

All of NewCo’s expected NEOs that are subject to Existing SLM’s ownership guidelines are in compliance with them as of the date of this information statement.

Hedging Prohibition

Existing SLM policy prohibits directors and senior management from selling common stock short or buying or selling call or put options or other derivatives in respect of their Existing SLM common stock. They are also prohibited from entering into other transactions that have the effect of hedging the economic value of any of their direct or indirect interest in Existing SLM common stock.

Clawback

Awards made to senior officers, including the expected NEOs, under the 2012 Plan are subject to clawback in the event of a material misstatement of financial results and other events.

Compensation Committee Process for Approving Long-Term Awards

The Existing SLM Compensation Committee approves long-term awards on an annual basis at a regularly scheduled Compensation Committee meeting. The Existing SLM Compensation Committee has delegated authority to a sub-committee consisting of the Compensation Committee Chair and the CEO (the “Sub Committee”) to approve long-term awards for new employees and promotions below the level of Executive Vice President. These awards are effective on the day on which the Sub Committee approves the awards. The Existing SLM Compensation Committee approves any awards to newly hired or promoted executive officers at the level of Executive Vice Presidents and above. The grant date for these awards is the applicable meeting date of the Compensation Committee at which the awards are approved. Under the terms of the 2012 Plan, stock options are required to be priced at the closing market price of Existing SLM’s common stock on the NASDAQ on the date of grant.

Tax Information

Section 162(m) of the Code: Tax Deductibility of Compensation over $1 million

Section 162(m) of the Code (Section 162(m)) can potentially disallow a federal income tax deduction for compensation over $1 million paid to the chief executive officer and three other highest paid NEOs who were serving as of the last day of Existing SLM’s fiscal year (“covered employees”). The Internal Revenue Service has issued technical guidance stating that a company’s chief financial officer is not necessarily a covered employee under Section 162(m). One exception to Section 162(m)’s disallowance of a U.S. federal income tax deduction for compensation over $1 million applies to “performance-based compensation” paid pursuant to stockholder-approved plans. Although much of the compensation opportunity in our executive compensation program is performance-based and generally deductible for U.S. federal income tax purposes, the Existing SLM Compensation Committee retains the flexibility to award compensation to the NEOs that is not deductible for U.S. federal income tax purposes.

Treatment of Long Term Incentive Awards following the Separation and Distribution

The treatment of outstanding Existing SLM’s long term incentive awards in connection with the separation and distribution has not been finally determined, and we will include such treatment in an amendment to this information statement.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers Prior to the Separation

Each of NewCo’s expected named executive officers was employed by Existing SLM prior to the separation and distribution; therefore, the information provided for the years 2012, 2011 and 2010 reflects compensation earned at Existing SLM and the design and objectives of the Existing SLM executive compensation programs in place prior to the separation, as well as the position each NEO held during these prior years. Each of the individuals expected to be NewCo’s named executive officers with respect to the 2012 fiscal year is currently, and was as of December 31, 2012, an officer of Existing SLM. Accordingly, the compensation decisions regarding NewCo’s expected named executive officers were made by the Existing SLM Compensation Committee or its delegates. Executive compensation decisions for NewCo’s NEOs following the separation will be made by the NewCo Compensation Committee. All references in the following tables to stock options, restricted stock units and restricted stock relate to awards granted by Existing SLM in respect of Existing SLM common stock and all references to NEOs are to the individuals expected to be NewCo NEOs.

The amounts and forms of compensation reported below are not necessarily indicative of the compensation that NewCo NEOs will receive following the separation, which could be higher or lower, because historical compensation was determined by Existing SLM and future compensation levels at NewCo will be determined based on the compensation policies, programs and procedures to be established by the NewCo Compensation Committee for those individuals who will be employed by NewCo following the separation. In addition, the equity-based compensation described in the tables below are subject to adjustment in connection with the separation and distribution. See “Compensation and Discussion Analysis — Treatment of Long-Term Incentive Awards Following the Separation and Distribution” for additional information.

Summary Compensation Table

The table below summarizes compensation paid or awarded to or earned by each expected NewCo NEO for the fiscal years ended December 31, 2012 December 31, 2011 and December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus(3) ($)	Stock Awards(4) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5) ($)	All Other Compensation(6) ($)	Total ($)
Jack Remondi(1)	2012	$850,000	$0	$2,064,814	$749,999	$564,825	—	$236,562	$4,466,200
Principal Executive Officer	2011	850,000	93,925	2,019,600	451,431	756,075	—	223,887	4,394,918
	2010	867,307	0	1,273,250	0	500,000	—	203,823	2,844,380

Somsak Chivavibul(2)	2012	275,000	15,531	409,076	151,798	218,968	—	65,783	1,136,155
Principal Financial Officer	2011	275,000	12,118	302,940	202,595	285,381	8,380	43,704	1,130,117
	2010	275,000	35,062	202,800	326,254	191,812	10,761	21,946	1,063,634

(1)

Mr. Remondi served as Vice Chairman and Chief Financial Officer of Existing SLM in 2010, and he served as President and Chief Operating Officer of Existing SLM in 2011 and 2012. He became the Chief Executive Officer of Existing SLM in May 2013.

(2)	Mr. Chivavibul served as Senior Vice President—Financial Planning & Analysis of Existing SLM during 2010-2012.

(3)

Bonus amounts for Mr. Remondi in 2012, 2011 and 2010 were paid 50 percent in cash and 50 percent in vested restricted stock units (RSUs). These RSUs are restricted for three years, with one-third of the RSUs becoming available each year. Bonus amounts for Mr. Chivavibul in 2012 and 2011 were paid 70 percent in cash and 30 percent in vested RSUs. These RSUs are restricted for two years, with one-half of the RSUs becoming available each year. The bonus amount for Mr. Chivavibul in 2010 was paid 60 percent in cash and 40 percent in vested RSUs. These RSUs are restricted for three years, with one-third of the RSUs becoming available each year. Amounts reflected in the “Non-Equity Incentive Plan Compensation” column for Mr. Remondi with respect to fiscal years 2010 and 2011 include a portion of the amounts previously reflected in the “Bonus” column in the Summary Compensation Table in the 2012 and 2011 proxy statements of Existing SLM.

(4)

Amounts shown are the grant date fair values of the various awards granted during 2012, 2011 and 2010 computed in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 718. Additional details on accounting for stock-based compensation can be found in “Note 2—Significant Accounting Policies” and “Note 11—Stock-Based Compensation Plans and Arrangements” to the audited consolidated financial statements included elsewhere in this information statement.

(5)

Existing SLM terminated its tax-qualified pension plan and non-qualified supplemental pension plan in 2011 and no NEO held a balance in the employee non-qualified deferred compensation plan during 2012.

(6)	For 2012, the components of “All Other Compensation” are as follows:

Name	Employer Contributions to Defined Contribution Plans(A) ($)	Transportation & Housing Allowance(B) ($)	Relocation Allowance(C) ($)	Annual Physical Examination(D) ($)	Dividend Equivalent Units(E) ($)	Tax Reimbursement ($)(F)	Total ($)
Mr. Remondi	$37,499	$68,000	0	$4,450	$126,613	—	$236,562
Mr. Chivavibul	28,625	0	8,358	—	22,342	6,458	65,783

(A)

Amounts credited to Existing SLM’s tax-qualified and non-qualified defined contribution plans. The combination of both plans provides participants with an employer contribution of up to five percent of the sum of base salary plus annual performance bonus up to $750,000 of total eligible plan compensation.

(B)

Automobile allowance benefit calculated based on the annual lease method. For Mr. Remondi, $62,500 represents incremental cost to Existing SLM for use of company aircraft and $5,500 represents automobile allowance.

(C)	Incremental cost to Existing SLM for relocation services provided to Mr. Chivavibul in connection with the relocation of Existing SLM’s corporate headquarters from Virginia to Delaware.

(D)	Employees at the level of Senior Vice President and above are provided an annual physical examination potentially worth up to $5,000. Mr. Chivavibul did not utilize this allowance in 2012.

(E)

Value of unvested dividend equivalent units (DEUs) issued on shares/units of unvested restricted stock and RSUs during 2012. DEUs vest based on the vesting terms of the underlying award on which they were issued.

(F)	Mr. Chivavibul was entitled to reimbursement for taxes incurred in connection with the relocation services described above.

2012 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(3)			Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Shares of Stock or Units(5)	All Other Option Awards: Number of Securities Underlying Options(6) (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards(7) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Remondi(1)	Management Incentive Plan		$1,275,000	$2,550,000
	2/3/2012				46,904	93,808	121,950				$1,499,989
	2/3/2012								173,210	$15.99	749,999
Mr. Chivavibul(2)	Management Incentive Plan		343,750	687,500
	2/13/2012							19,274			308,576
	2/3/2012								37,636	15.99	151,798

(1)	Mr. Remondi served as President and Chief Operating Officer of Existing SLM during 2012. His 2012 plan-based awards reflect this position and not his current position as CEO of Existing SLM.

(2)	Mr. Chivavibul served as Senior Vice President—Financial Planning & Analysis of Existing SLM during 2010-2012, and his 2012 plan-based awards reflect this position.

(3)

Represents the possible total payouts for each NEO under the 2012 MIP based on goals set in February 2012. Actual amounts earned in 2012 were paid in 2013. Mr. Remondi’s actual award was paid 50 percent in cash and 50 percent in vested RSUs and Mr. Chivavibul’s actual award was paid 70 percent in cash and 30 percent in vested RSUs. The RSUs carry certain transfer restrictions. Details regarding the actual awards paid under the 2012 MIP are reported in the “Executive Compensation—Summary Compensation Table” of this information statement and are included in the “Compensation Discussion and Analysis” of this information statement.

(4)

Represent the range of PSUs that was granted to Mr. Remondi in 2012 and may be released at the three-year performance period applicable to the PSU assuming achievement of threshold, target and maximum performance. See “Outstanding Equity Awards at 2012 Fiscal Year End Table” of this information statement for applicable metrics.

(5)	RSUs granted in 2012 to Mr. Chivavibul vest and have converted or will convert into shares of common stock, in one-third increments on February 3, 2013, February 3, 2014 and February 3, 2015.

(6)

Stock options granted in 2012 to senior executives vest based on the following terms: one-third of the options shall vest on each of the first, second and third anniversary of the grant date, subject in all respects to the following additional vesting provisions: (i) the first one-third of the options will have no additional vesting target other than the passage of the one-year period from the grant date; (ii) the second one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $17 per share for any five consecutive days at any time after the grant date and (iii) the third one-third of the options will vest if the closing price of Existing SLM’s common stock on the NASDAQ meets or exceeds $19 per share for any five consecutive days at any time after the grant date. See “—Treatment of Long-Term Incentive Awards Following the Separation and Distribution” for additional information.

(7)

Amounts disclosed for awards granted in February 2012 represent the grant date fair value computed in accordance with FASB ASC Topic 718. Additional details on accounting for stock-based compensation can found in “Note 2—Significant Accounting Policies” and “Note 11—Stock-Based Compensation Plans and Arrangements” to the audited consolidated financial statements included elsewhere in this information statement.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR END TABLE

The table below sets forth information regarding options and stock awards of the NEOs that were outstanding as of December 31, 2012. The awards described in the table below are subject to adjustment in connection with the separation and distribution. See “Compensation Discussion and Analysis — Treatment of Long-Term Incentive Awards Following the Separation and Distribution” for additional information.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(3) ($)
Mr. Remondi	1/8/2008	2,000,000	0	$17.3000	1/8/2018	—	—
	1/8/2009	0	1,000,000	10.1700	1/8/2019	—	—
	1/27/2011	26,667	53,333	14.6200	1/27/2021	—	—
	2/3/2012	0	173,210	15.9900	2/3/2017	—	—
	1/28/2010	—	—	—	—	26,336	$451,135
	1/27/2011	—	—	—	—	56,181	962,380
	2/3/2012	—	—	—	—	96,759	1,657,481

Mr. Chivavibul	1/29/2009	45,000	0	11.2100	1/29/2019	—	—
	1/28/2010	50,000	25,000	10.3100	1/28/2020	—	—
	6/14/2010	3,091	0	11.3900	1/29/2014	—	—
	6/14/2010	2,123	0	11.3900	7/29/2014	—	—
	6/14/2010	2,658	0	11.3900	1/27/2015	—	—
	6/14/2010	2,225	0	11.3900	1/26/2016	—	—
	6/14/2010	3,222	0	11.3900	1/27/2017	—	—
	6/14/2010	85,099	0	11.3900	1/31/2018	—	—
	1/27/2011	13,334	26,666	14.6200	1/27/2021	—	—
	2/3/2012	0	37,636	15.9900	2/3/2017	—	—
	1/28/2010	—	—	—	—	1,754	30,046
	1/27/2011	—	—	—	—	8,425	144,320
	2/3/2012	—	—	—	—	19,879	340,527

(1)

The options granted to Mr. Remondi in 2009 vest upon achievement of a closing price of Existing SLM common stock of at least $24.22 for five trading days or January 8, 2014, whichever is earlier. Options granted during 2010 and 2011 to Messrs. Remondi and Chivavibul vest one-third per year on the first, second and third anniversaries of the applicable date of grant. The remaining options reported in this column were granted during 2012 to Messrs. Remondi and Chivavibul and vest as follows: one-third of the options shall vest on each of the first, second and third anniversary of the grant date, subject in all respects to the following additional vesting provisions: (i) the first one-third of the options will have no additional vesting target other than the passage of the one-year period from the grant date; (ii) the second one-third of the options will vest if the closing price of Existing SLM common stock on the NASDAQ meets or exceeds $17 per share for any five consecutive days at any time after the grant date and (iii) the third one-third of the options will vest if the closing price of Existing SLM common stock on the NASDAQ meets or exceeds $19 per share for any five consecutive days at any time after the grant date.

(2)

Awards granted in 2010 and 2011 to Messrs. Remondi and Chivavibul vest one-third per year on the first, second and third anniversaries of the applicable date of grant. PSUs granted in 2012 to Mr. Remondi are disclosed in this column at the target level. PSUs vest after a three-year performance period from 2012 through 2014, with potential payout ranging from 0 percent to 130 percent of the target award based on Existing SLM’s cumulative net income for such performance period. The PSUs will vest on the second business day after Existing SLM files its annual report on Form 10-K for the year ending 2014 with the SEC, and in no event later than March 15, 2015. Amounts include all accrued and unvested DEUs that vest based on the underlying award on which they are issued. RSUs granted in 2012 to Mr. Chivavibul vest one-third per year on February 3, 2013, February 3, 2014 and February 3, 2015. Amounts include all accrued and unvested DEUs that vest based on the underlying award on which they are issued.

(3)	Market value of shares or units is calculated based on the closing price of Existing SLM’s common stock on December 31, 2012 of $17.13.

OPTION EXERCISES AND STOCK VESTED IN 2012

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(1) (#)	Value Realized on Exercise) ($)	Number of Shares Acquired on Vesting(3) (#)	Value Realized on Vesting(4) ($)
Mr. Remondi	0	$0	84,300	$1,363,129
Mr. Chivavibul	642	16,128	12,415	203,437

(1)

Mr. Chivavibul exercised 1,092 net-settled stock options on November 14, 2012, with an exercise price of $11.39 and a market price of $16.96, and 1,794 net-settled stock options on November 14, 2012, with an exercise price of $11.39 and a market price of $16.99.

(2)

The value realized upon exercise is the number of net-settled stock options exercised multiplied by the difference between the market price of Existing SLM common stock at exercise and the exercise price of the net-settled stock options.

(3)

Includes vested RSUs received as a portion of 2012 MIP payout in February 2013 for 2012 performance. These vested RSUs carry transfer restrictions detailed in the “Executive Compensation—Summary Compensation Table” footnotes of this information statement.

(4)	The value realized on vesting is the number of shares vested multiplied by the closing market price of Existing SLM common stock on the vesting date.

Equity Compensation Plan Information

The following plans and arrangements summarized below are those of Existing SLM and are not necessarily indicative of the equity compensation plans and arrangements that will be established by the NewCo Compensation Committee for its employees following the separation and distribution. The NewCo Compensation Committee is expected to be formed in January 2014, and any equity compensation plans and arrangements that are established by the NewCo Compensation Committee prior to the effective date of the registration statement of which this information statement forms a part will be described in an amendment to this information statement.

The following table summarizes information as of December 31, 2012, relating to equity compensation plans or arrangements of Existing SLM pursuant to which grants of options, restricted stock, restricted stock units, stock units or other rights to acquire shares may be granted from time to time.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights(1)	Weighted average exercise price of outstanding options and rights	Average remaining life (years) of options outstanding	Number of securities remaining available for future issuance under equity compensation plans	Types of awards issuable(2)
Equity compensation plans approved by security holders:
SLM Corporation 2012					NQ,ISO,PU,SAR,RES,RSU
Omnibus Incentive Plan
Traditional options	—	—	—
Net-settled options	4,370	$15.16	4.5
RSUs	147,071	—	—

Total	151,441	15.16	4.5	19,814,716
Employee Stock Purchase Plan(3)
Total	—	—	0.0	6,000,000	NQ,RES
Expired Plans(4)					NQ,ISO,RES,RSU,SU
Traditional options	2,579,560	38.34	0.7
Net-settled options	5,018,551	17.84	5.6
RSUs / PUs	4,677,244	—	—

Total	12,275,355	19.81	5.7	—

Total approved by security holders	12,426,796	19.81	5.7	25,814,716
Equity compensation plans not approved by security holders:
Compensation arrangements(5)	—	17.30	5.0	—	NQ
Expired Plans(6)	19,785	37.57	0.8	—

Total not approved by security holders	19,785	17.69	4.9	—

Total	12,446,581	19.82	5.1	25,814,716

(1)

Upon exercise of a net-settled option, optionees are entitled to receive the after-tax spread shares only. The spread shares equal the gross number of options granted less shares for the option cost. Accordingly, this column reflects the net-settled option spread shares issuable at December 31, 2012, where provided. This column reflects the target amount of Performance Units (PUs) issuable at December 31, 2012.

(2)

For this table, NQ means (Non-Qualified Stock Option), ISO means (Incentive Stock Option), PU means (Performance Units), SAR means (Stock Appreciation Rights), RES means (Restricted/Performance Stock), RSU means (Restricted Stock Unit), ST means (Stock Awards) and SU means (Stock Units).

(3)	Number of shares available for issuance under the Employee Stock Purchase Plan (ESPP) as of December 31, 2012. The ESPP was amended and approved by stockholders of Existing SLM on May 24, 2012.

(4)

Expired Existing SLM plans for which unexercised options remain outstanding are the Management Incentive Plan, Board of Directors Stock Option Plan, SLM Corporation Incentive Plan, SLM Corporation 2009-2012 Incentive Plan and SLM Corporation Directors Equity Plan.

(5)

One million net-settled options were awarded on January 8, 2008, to Mr. Remondi as an “employment inducement award.” At December 31, 2012, the option price of the award was higher than the market price; therefore, no shares were issuable under the award.

(6)	Expired Existing SLM plan for which unexercised options remain outstanding is the Employee Stock Option Plan.

Pension Benefits

Existing SLM terminated its tax-qualified pension plan and non-qualified supplemental pension plan in 2011.

Non-Qualified Deferred Compensation

No expected NewCo NEO held a balance in Existing SLM’s Deferred Compensation Plan during 2012.

Arrangements with NEOs.

The severance arrangements summarized below are those of Existing SLM and are not necessarily indicative of severance arrangements, if any, that may be established by NewCo’s Compensation Committee for NewCo executive officers following the separation and distribution.

Executive Severance Plan

Under Existing SLM’s Executive Severance Plan for Senior Officers, eligible officers who do not have an individually negotiated severance arrangement will receive a lump sum cash payment equal to (i) a multiple of base salary and an average of the last 24 months of bonus compensation, plus (ii) pro-rated target bonus for the year of termination, upon the following events: (a) resignation from employment for good reason (as defined in the plan); (b) Existing SLM’s decision to terminate an eligible officer’s employment for any reason other than for cause (as defined in the plan), death or disability or (c) upon mutual agreement of Existing SLM and the eligible officer. The multiplier for each eligible officer position is as follows: CEO-2; Higher than Executive Vice President-1.5; Executive or Senior Vice President-1.0. Under the plan, in no event will a severance payment exceed a multiple of three times an officer’s base and incentive bonus.

In addition to the cash severance payment, eligible officers will receive subsidized medical benefits and outplacement services for 18 months (24 months for the CEO). Treatment of equity upon severance is governed by the terms of the applicable equity agreement and not the severance plan. If an eligible officer is otherwise subject to an individually-negotiated severance arrangement, the terms of that arrangement, and not the plan, apply until the expiration of the arrangement. The plan will apply after the expiration of the arrangement.

Change in Control Severance Plan

Under Existing SLM’s Change In Control Plan for Senior Officers, if termination of employment for reasons defined in the plan occurs within 24 months following a change in control of Existing SLM, the participant is entitled to receive a lump sum cash payment equal to two times the sum of his or her base salary and average annual performance bonus (based on the prior two years). A participant will also be entitled to receive a pro-rated portion of his or her target annual performance bonus for the year in which the termination occurs, as well as continuation of medical insurance benefits for a two-year period. Under the plan, equity awards made before January 1, 2009 vest upon a change in control pursuant to their terms, regardless of whether the participant’s employment terminates and, equity awards granted after January 1, 2009, become vested and non-forfeitable in connection with a change in control only if the participant’s employment is terminated or if the acquiring or surviving entity does not assume the awards. The plan does not allow for gross-ups.

The Change in Control Plan will not be triggered by the resignation of officers of Existing SLM that become officers of NewCo in connection with the separation and distribution.

Potential Payments upon Termination or Change in Control

The tables below reflect the amount of compensation that would have been payable to the expected NewCo NEOs who were employed as officers of Existing SLM on December 31, 2012 if such individual’s employment had terminated and/or a change in control had occurred on December 31, 2012, given the individual’s compensation and service levels as of December 31, 2012 and based on Existing SLM’s closing stock price on that date of $17.13 per share. The amounts disclosed in the tables are in addition to: (i) compensation and benefits available prior to the occurrence of a termination of employment, such as vested stock options, and (ii) compensation and benefits available generally to all employees, such as distributions under Existing SLM’s defined contribution retirement program, disability plans and accrued vacation pay.

The following severance arrangements were effective for the individuals expected to be NewCo NEOs who were employed as officers of Existing SLM on December 31, 2012: (i) the Executive Severance Plan, (ii) the Change in Control Severance Plan and (iii) the 2012 Plan and predecessor equity plans.

The tables below show certain potential payments that would have been made to each individual expected to be a NewCo NEO if the individual’s employment had terminated on December 31, 2012 under various scenarios.

Change in Control without Termination

Name	Equity Vesting(1)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	—	—	—	—
Mr. Chivavibul	—	—	—	—

Change in Control with Termination without Cause or for Good Reason

Name	Equity Vesting(2)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	$10,362,323	$5,659,300	$22,230	$16,043,853
Mr. Chivavibul	795,230	1,622,812	22,230	2,440,272

Termination by Existing SLM Without Cause or by the Executive for Good Reason

Name	Equity Vesting(1)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	$451,135	$4,526,887	$31,672	$5,009,694
Mr. Chivavibul	30,046	990,000	31,672	1,051,718

Termination by Existing SLM for Cause

Name	Equity Vesting(6)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	—	—	—	—
Mr. Chivavibul	—	—	—	—

Termination by the Executive upon Retirement

Name	Equity Vesting(7)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	—	—	—	—
Mr. Chivavibul	—	—	—	—

Termination by Death or Disability

Name	Equity Vesting(8)	Cash Severance	Medical Insurance / Outplacement	Total
Mr. Remondi	$10,362,323	—	—	$10,362,323
Mr. Chivavibul	795,230	—	—	795,230

(1)	Assumes all equity awards are assumed by the surviving/acquiring company in a change of control.

(2)

Amounts shown are the value of stock and stock unit awards plus the spread value of stock options that would vest for each individual on December 31, 2012, based on the closing market price of Existing SLM common stock on that date of $17.13. Assumes restricted stock, restricted stock units and options are not assumed in a change of control.

(3)

Amounts shown are the value of stock and stock unit awards plus the spread value of stock options that would vest for each individual on December 31, 2012, based on the closing market price of Existing SLM common stock on that date of $17.13. Assumes restricted stock, restricted stock units and options are not assumed in a change of control.

(4)	Includes Existing SLM’s estimated portion of the cost of health care benefits for 24 months.

(5)

Includes Existing SLM’s estimated portion of the cost of health care benefits for 18 months, plus $15,000 of outplacement services. Mr. Remondi became Chief Executive Officer of Existing SLM in May 2013. Had he been CEO of Existing SLM on December 31, 2012, he would have been entitled to Existing SLM’s estimated portion of the cost of health care benefits for a period of 24 months, rather than 18 months.

(6)	Vested and unvested equity awards forfeit upon Termination for Cause (as defined in the plan).

(7)

Retirement eligibility for equity treatment for awards granted prior to 2013 is age 60 or more, or age plus service with Existing SLM or its subsidiaries of 70 or more. Upon eligible retirement, awards generally continue to vest based on their original vesting terms unless superseded by terms of the original award that provide for immediate acceleration or immediate forfeiture. On December 31, 2012, Messrs. Remondi and Chivavibul were retirement eligible. Restricted stock grants from 2010 to Messrs. Remondi and Chivavibul are forfeited upon retirement. All other outstanding, unvested equity awards continue to vest. Stock options granted to Mr. Remondi in 2009 vested on July 24, 2013. One-third of stock options granted to Mr. Chivavibul in 2010 vested on January 28, 2013. One-third of stock options and RSUs granted to Messrs. Remondi and Chivavibul in 2011 vested on January 27, 2013, and the remaining one-third vest on January 27, 2014. Stock options granted to Messrs. Remondi and Chivavibul in 2012 vest as follows: one-third of the options shall vest on each of February 3, 2013, February 3, 2014, and February 3, 2015, subject in all respects to the following additional vesting provisions: (i) the first one-third of the options will have no additional vesting target other than the passage of the one-year period from the grant date; (ii) the second one-third of the options will vest if the closing price of Existing SLM common stock on the NASDAQ meets or exceeds $17 per share for any five consecutive days at any time after the Grant Date and (iii) the third one-third of the options will vest if the closing price of Existing SLM’s Common Stock on the NASDAQ meets or exceeds $19 per share for any five consecutive days at any time after the grant date. One-third of the options granted to Messrs. Remondi and Chivavibul in 2012 vested on February 3, 2013. PSUs granted to Mr. Remondi in 2012 vest after a three-year performance period from 2012 through 2014, with potential payout ranging from 0 percent to 130 percent of the target award based on Existing SLM’s Cumulative Net Income for such performance period. The PSUs will vest on the second business day after Existing SLM files its annual report on Form 10-K for the year ending 2014 with the SEC, and in no event later than March 15, 2015. RSUs granted to Mr. Chivavibul in 2012 vest and are converted into shares of common stock, in one-third increments on February 2, 2013, February 3, 2014 and February 3, 2015. One-third of the RSUs granted to Mr. Chivavibul in 2012 vested on February 3, 2013.

(8)

Unvested equity awards accelerate upon termination for death or disability (as defined in the plan). Amounts shown are the value of stock and stock unit awards plus the spread value of stock options that would vest for each individual on December 31, 2012, based on the closing market price of Existing SLM common stock on that date of $17.13.

DIRECTOR COMPENSATION

Prior to the separation and distribution, NewCo will not pay its directors for their service on its board of directors. Initially, it is anticipated that NewCo’s compensation program for its non-employee directors will include the elements of Existing SLM’s non-employee director compensation program summarized below. The compensation program for NewCo’s non-employee directors is subject to approval by the NewCo board of directors. We currently anticipate that NewCo’s full board of directors will be constituted in January 2014. The compensation program described below will be reviewed by such board of directors, and any changes or additions to such program will be described in an amendment to this information statement. NewCo employees that serve on the NewCo board of directors will not receive additional compensation for serving as such.

It is anticipated that NewCo’s directors’ compensation program will be designed to reasonably compensate its non-employee directors for work required for a company of NewCo’s size and to align the directors’ interests with those of NewCo’s stockholders. The NewCo Compensation Committee is expected to review the compensation level of the non-employee directors on an annual basis and make recommendations to the full board.

Director Compensation Elements

The following table highlights the material elements of NewCo’s anticipated director compensation program:

Compensation Element	Compensation Value
Annual Cash Retainer
Annual Audit Committee Chair Cash Retainer
Annual Compensation and Personnel Committee Chair Cash Retainer
Annual Nominations and Governance Committee Chair Cash Retainer
Annual Finance Committee Chair Cash Retainer
Annual Lead Director Cash Retainer
Annual Independent Chairman Cash Retainer
Annual Equity Award
Annual Independent Chairman Equity Award

NewCo will reimburse directors for any out-of-pocket expenses incurred in connection with service as a director.

Share Ownership Guidelines

NewCo expects to maintain share ownership guidelines for its non-employee directors. Under the share ownership guidelines, it is anticipated that each director will be expected, within two years of initial election to the NewCo board, to own NewCo common stock with a value equivalent to four times his or her annual cash retainer.

Other Compensation

NewCo expects to provide non-employee directors with company-paid group life insurance, accidental death and disability and business travel accident insurance.

Deferred Compensation Plan

NewCo expects to adopt a deferred compensation plan for directors, pursuant to which non-employee directors may elect annually to defer any cash compensation paid to them.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with SLM BankCo

Following the separation and distribution, NewCo and SLM BankCo will operate separately, each as an independent public company. Prior to the separation and distribution, Existing SLM, NewCo and SLM BankCo will enter into a separation and distribution agreement and NewCo and SLM BankCo will enter into various other agreements that will effect the separation, provide a framework for NewCo’s relationship with SLM BankCo after the separation and provide for the allocation between NewCo and SLM BankCo of all of Existing SLM’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after NewCo’s separation from SLM BankCo. In addition to the separation and distribution agreement, these agreements will include a transition services agreement, a tax sharing agreement, an employee matters agreement, a loan servicing and administration agreement, a joint marketing agreement, a key systems agreement, a data sharing agreement and a master lease agreement, each of which is summarized below. When used in this section, “distribution date” refers to the date on which SLM BankCo distributes NewCo’s common stock to the holders of Existing SLM common stock

The Separation and Distribution Agreement

The following discussion summarizes the material provisions of the separation and distribution agreement that will be entered into among Existing SLM, NewCo and SLM BankCo. The separation and distribution agreement will, among other things, (i) set forth NewCo’s agreements with SLM BankCo and Existing SLM regarding the internal corporate reorganization and other transactions necessary to separate NewCo from SLM BankCo, (ii) provide for the rights and obligations of the parties relating to the distribution of shares of NewCo’s common stock by SLM BankCo and (iii) sets forth other agreements that will govern certain aspects of NewCo’s relationship with SLM BankCo after the distribution date, as described below. The following summary is qualified in its entirety by reference to the full text of the separation and distribution agreement, which will be filed as an exhibit to the registration statement on Form 10 of which this information statement is part.

The Separation

The agreement will set forth NewCo’s agreements with SLM BankCo and Existing SLM regarding the internal corporate reorganization and other transactions necessary to separate NewCo from SLM BankCo. For additional information regarding the internal corporate reorganization, see “The Separation and Distribution — Internal Corporate Reorganization of Existing SLM Prior to the Distribution.”

The agreement will also identify the assets (including contracts) to be assigned or transferred to, and the liabilities to be assumed by, each of NewCo (or its affiliates) and SLM BankCo (or its affiliates) as part of their separation into two companies, and it will provide for when and how these assignments, transfers and assumptions will occur. The separation and distribution agreement will provide, among other things, that subject to the terms and conditions contained therein:

•

substantially all assets related to the businesses and operations of Existing SLM’s Private Education Loan, FFELP Loan, DSLP and servicing and collections businesses and portfolios of FFELP Loans and Private Education Loans not held by Sallie Mae Bank, which we refer to collectively as the NewCo Assets, will be transferred to or retained by NewCo or one of its subsidiaries;

•

liabilities (including whether accrued, contingent or otherwise and whether known or unknown) arising out of or resulting from the NewCo Assets and all other liabilities relating to the conduct of the business by Existing SLM and its affiliates prior to the separation (other than liabilities relating to the conduct of the business of SLM BankCo and its affiliates prior to the separation or arising out of or resulting from the SLM BankCo Assets (as defined below)), which we refer to collectively as the

Business Liabilities, will be the responsibility of or be assumed by NewCo or one of its subsidiaries, and NewCo will indemnify and hold harmless SLM BankCo against any all claims, actions, damages or expenses arising therefrom;

•

all liabilities (including whether accrued, contingent or otherwise and whether known or unknown) arising out of any discontinued or sold businesses of Existing SLM or any of its subsidiaries or affiliates (including the Campus Solutions and the Upromise 529 college savings plan administration business), which together with the Business Liabilities we refer to as the NewCo Liabilities, will be the responsibility of or be assumed by NewCo, and NewCo will indemnify and hold harmless SLM BankCo against any and all claims, actions, damages or expenses arising therefrom;

•

all of the assets and liabilities (including whether accrued, contingent or otherwise and whether known or unknown) of Existing SLM other than the NewCo Assets and NewCo Liabilities (such assets and liabilities, other than the NewCo Assets and the NewCo Liabilities, are referred to as the SLM BankCo Assets and SLM BankCo Liabilities, respectively) will be retained by or transferred to SLM BankCo or one of its subsidiaries and SLM BankCo will indemnify and hold harmless NewCo against any and all claims, actions, damages or expenses arising therefrom; and

•

certain contracts relating to the businesses of both NewCo and SLM BankCo will be assigned in whole or in part to NewCo, SLM BankCo or their applicable subsidiaries or be appropriately amended or duplicated.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither NewCo nor SLM BankCo will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either NewCo or SLM BankCo, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that, if the transfer or assignment of assets and liabilities to SLM BankCo or NewCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, SLM BankCo or NewCo, or their respective subsidiaries, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities for the benefit of the other party, subject to reimbursement or advancement of funds to SLM BankCo or NewCo, as applicable, with respect to such payments and liabilities.

The Distribution

The agreement will govern the rights and obligations of the parties regarding the distribution following the completion of the internal corporate reorganization and separation. On the distribution date, SLM BankCo will distribute to holders of Existing SLM common stock held as of the record date, on a 1-to-1 basis, all of the issued and outstanding shares of NewCo’s common stock.

Conditions to the Distribution

The agreement will provide that the distribution is subject to the satisfaction (or waiver by Existing SLM) of several conditions. These conditions are described under “The Separation and Distribution — Conditions to the Distribution.” Existing SLM’s board of directors has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date.

Settlement of Accounts Between SLM BankCo and NewCo

The agreement will provide that all intercompany receivables and payables that are between NewCo or a NewCo subsidiary, on the one hand, and SLM BankCo or a SLM BankCo subsidiary, on the other hand, will be settled, capitalized or cancelled. The agreement will also provide that at or prior to the distribution date, all bank and brokerage accounts owned by NewCo will be delinked from SLM BankCo accounts.

Releases

The separation and distribution agreement will provide that NewCo and its affiliates will release and discharge SLM BankCo and its affiliates from any and all liabilities except the SLM BankCo Liabilities. SLM BankCo and its affiliates will release and discharge NewCo and its affiliates from all liabilities that are SLM BankCo Liabilities.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, including the agreements described in this “Certain Relationships and Related Party Transactions.”

Indemnification

Pursuant to the agreement, NewCo will agree to indemnify, defend and hold harmless SLM BankCo, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the NewCo Assets or the NewCo Liabilities;

•

the failure of NewCo or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the NewCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	the conduct of any business, operation or activity by NewCo or any of its subsidiaries from and after the distribution;

•	any breach by NewCo or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements;

•	any guarantee, indemnification obligation, surety bond or other credit support agreement for the benefit of NewCo or its subsidiaries that survives the distribution; and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the registration statement on Form 10, this information statement (as amended or supplemented), or any other disclosure document that describes the separation or the distribution or NewCo and its subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement, other than any such statement or omission furnished by Existing SLM solely in respect of SLM BankCo or its subsidiaries.

SLM BankCo will agree to indemnify, defend and hold harmless NewCo, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the SLM BankCo Assets or the SLM BankCo Liabilities;

•

the failure of SLM BankCo or any of its subsidiaries, other than NewCo and its subsidiaries, to pay, perform or otherwise promptly discharge any of the SLM Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution; and

•	any breach by SLM BankCo or any of its subsidiaries, other than NewCo and its subsidiaries, of the separation and distribution agreement or any of the ancillary agreements.

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur specific deductibles under Existing SLM’s current insurance policies.

Non-Competition and Non-Solicitation

Pursuant to the separation and distribution agreement, NewCo and SLM BankCo will agree not to compete with the other in certain primary lines of business for specified periods. Each company will also agree with the other, subject to customary exceptions and for an agreed period, to hold confidential certain models, data and software related to pricing and historical default rates on securitization trusts for student loans. Each party will also agree not to solicit the other party’s employees for an agreed period, depending on the location of the employee.

Cooperation

The separation and distribution agreement will also provide that NewCo and SLM BankCo will use commercially reasonable efforts to assist and coordinate with respect to certain matters following the distribution date. In addition, NewCo and SLM BankCo will each agree to provide the other party with certain rights of “first look” with respect to specified business opportunities and to coordinate the placement of Private Education Loan asset-backed securities.

Further Assurances

In addition to the obligations expressly set forth in the separation and distribution agreement, except as otherwise provided therein or in any ancillary agreement, both NewCo and SLM BankCo and their respective affiliates will agree to use reasonable best efforts prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Transition Committee

The separation and distribution agreement will provide that, prior to the completion of the separation, the parties will establish a transition committee that will consist of an equal number of members designated by each of NewCo and SLM BankCo. The transition committee will be responsible for monitoring and managing all matters related to the separation and all other transactions contemplated by the separation and distribution agreement or any ancillary agreement. The transition committee will have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements. Following the separation, the NewCo members of the transition committee will periodically update and consult with the Sallie Mae, Inc. (SMI) board of directors (the “SMI Board”) on the progress of, and any unresolved issues relating to, the separation. As to unresolved issues, the SMI Board may direct the NewCo members of the transition committee how to proceed. Matters that are unable to be resolved by the members of the transition committee within a specified period will be escalated for resolution to the SLM BankCo board of directors (or a committee formed for that purpose) and the SMI Board. See “Preferred Stock Rights in SMI” below.

Other Matters

Other matters governed by the agreement will include access to financial and other information, confidentiality, access to and provision of records (including legal materials), responsibilities of legal staff and dispute resolution.

Termination

The separation and distribution agreement will provide that it may be terminated and the separation and distribution may be modified or abandoned at any time prior to the distribution date in the sole and absolute discretion of Existing SLM’s board of directors without the approval of any person, including the stockholders of any party. In the event of a termination of the agreement prior to the distribution date, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by NewCo and SLM BankCo.

Transition Services Agreement

NewCo and SLM BankCo will enter into a transition services agreement prior to the distribution pursuant to which NewCo and SLM BankCo and their respective subsidiaries will provide various services to each other, on an interim, transitional basis. The following summary is qualified in its entirety by reference to the full text of the transition services agreement, which will be filed as an exhibit to the registration statement on Form 10 of which this information statement is part.

The services to be provided under the agreement include access to certain information technology and network infrastructure systems, information technology development, hosting and related support services, provision of certain short-term loan servicing functions, customer communications services, compliance infrastructure support services, access to shared facilities and certain student loan trust and other administrative support services. The agreed upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit based on a mark-up of such out-of-pocket expenses.

The agreement will provide that the transition committee established by the separation and distribution agreement, which will consist of an equal number of members designated by each of NewCo and SLM BankCo, will be responsible for monitoring and managing all matters related to the transition and the provision of services by either party to the other under the transition services agreement. The transition committee will have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements. The NewCo members of the transition committee will periodically update and consult with the SMI Board on the progress of, and any unresolved issues relating to, the transition agreement and the provision of services thereunder. As to unresolved issues, the SMI Board may direct the NewCo members of the transition committee how to proceed. Matters that are unable to be resolved by the members of the transition committee within a specified period will be escalated for resolution to the SLM BankCo board of directors (or a committee formed for that purpose) and the SMI Board. See “Preferred Stock Rights in SMI” below.

The agreement will terminate on the expiration of the term of the last service provided under it, and in any event within 24 months after the distribution date. The recipient of a particular service generally may terminate that service prior to the scheduled expiration date, subject to a minimum notice period of 90 days. Due to interdependencies between services, if the termination of a particular service materially and adversely affects the provision of another continuing service, the parties will agree to negotiate to amend the terms of any such continuing service.

The agreement will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental, punitive or consequential damages, except in the case of a breach of confidentiality obligations or with respect to other specified provisions.

Tax Sharing Agreement

NewCo and SLM BankCo will enter into a tax sharing agreement prior to the distribution that will generally govern SLM BankCo’s and NewCo’s respective rights, responsibilities and obligations after the distribution date with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, NewCo will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to NewCo’s business. NewCo also will generally be liable for all post-distribution taxes attributable to its business. In addition, the tax sharing agreement will address the allocation of any tax liabilities that are incurred as a result of restructuring activities undertaken to effectuate the separation and distribution. The tax sharing agreement will also provide that NewCo is liable for taxes incurred by SLM BankCo that may arise if NewCo takes, or fails to take, as the case may be, specified actions that may result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code. In this regard, among other things, the tax sharing agreement will restrict NewCo from engaging in certain transactions during a two-year Restricted Period that could prevent the distribution and related transactions from being tax-free to SLM BankCo and its stockholders for U.S. federal income tax purposes, including (i) issuing 25 percent or more of its stock, (ii) selling all or substantially all of its assets or engaging in mergers of other strategic transactions that may result in a change of control of NewCo (as determined under U.S. federal income tax law); (iii) repurchasing its outstanding common stock, other than in open market repurchases constituting less than 25 percent of such stock; and (iv) ceasing to actively conduct its business or liquidating. Under the tax sharing agreement, NewCo will have the ability to engage in certain otherwise prohibited transactions, such as additional stock issuances or stock repurchases during the two-year Restricted Period, provided it first delivers to SLM BankCo a tax opinion or IRS ruling that doing so will not adversely affect the tax-free treatment of the separation and the distribution to SLM BankCo and its stockholders for U.S. federal income tax purposes.

Employee Matters Agreement

In connection with the separation and the distribution, NewCo and SLM BankCo will enter into an employee matters agreement that will govern NewCo’s and SLM BankCo’s compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement will provide for the treatment of outstanding Existing SLM equity awards in the manner described under “Compensation Discussion and Analysis—Treatment of Long Term Incentive Awards following the Separation and Distribution.” The employee matters agreement is also expected to set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees between SLM and NewCo, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence and other matters with respect to such employees, the provision of comparable benefits and employee service credits, the sharing of employee information and the duplication or acceleration of benefits to certain employees.

Loan Servicing and Administration Agreement

Prior to the distribution NewCo will enter into a loan servicing and administration agreement with Sallie Mae Bank pursuant to which NewCo will provide servicing, administration and collection services for Sallie Mae Bank’s portfolio of FFELP Loans, as well as servicing history information with respect to Private Education Loans previously serviced by NewCo and access to certain promissory notes in NewCo’s possession. The loan servicing and administration agreement will have a fixed term with a renewal option in favour of Sallie Mae Bank. In general, NewCo will not be able to resign as the servicer or administrator for these loans except where continued service as the servicer or administrator would violate applicable law, including any rule, regulation or order of the FRB; however, no such resignation shall be effective until a replacement servicer and administrator shall have been appointed. Fees charged by NewCo under the loan servicing and administration agreement will be customary for agreements of this type between third parties and paid monthly.

Joint Marketing Agreement

NewCo and SLM BankCo will enter into a joint marketing agreement prior to the distribution pursuant to which NewCo will provide exclusive access for SLM BankCo to cross-market certain of SLM BankCo’s products (including Smart Option student loans, Upromise memberships and certain insurance and bank deposit products) to NewCo’s customers. In addition, the joint marketing agreement will allow the parties to administer sweeps of Upromise Rewards funds to be used to pay down student loans serviced by NewCo and apply certain in-school payment benefits on loans serviced by NewCo through Upromise Rewards account credit. The joint marketing agreement will have a specified term. Fees charged by each of NewCo and SLM BankCo under the joint marketing agreement will be customary for agreements of this type between third parties and paid monthly.

Key Systems Agreement

NewCo and SLM BankCo will enter into a key systems agreement prior to the distribution pursuant to which each of NewCo and SLM BankCo will continue to support file transfer services between NewCo and SLM BankCo, schools and other lenders in support of SLM BankCo’s loan origination process. The key systems agreement will have an initial term of five years. Fees charged by each of NewCo and SLM BankCo under the key systems agreement will be customary for agreements of this type between third parties and paid monthly.

Data Sharing Agreement

NewCo and SLM BankCo will enter into a data sharing agreement prior to the distribution pursuant to which NewCo will provide certain private student loan data to SLM BankCo. The data sharing agreement will have an initial term of five years. Fees charged by NewCo under this agreement will be consistent with industry practices and paid monthly.

Master Lease Agreement

NewCo and SLM BankCo will enter into a master lease agreement prior to the distribution pursuant to which NewCo will sublease a portion of its office facilities located in Reston, Virginia to SLM BankCo. The term of the sublease is expected to continue through January 2020. SLM BankCo, as lessee, will pay market rent to NewCo for the subleased facilities based on the pro rata cost of the space and operating expenses. Rent payments will generally be adjusted each year of the lease to reflect increases or decreases in operating and maintenance expenses and other factors. NewCo may generally terminate the sublease in the event of a material uncured default by SLM BankCo.

Preferred Stock Rights in SMI

SLM BankCo will acquire 100 percent of a new class of preferred stock (the “Special Preferred”) to be issued by SMI. SMI is the principal operating subsidiary of NewCo that provides its servicing and collections activities using servicing platforms and customer data repositories that will be accessible by SLM BankCo for an estimated one year transition period pursuant to the transition services agreement discussed above. The Special Preferred will represent 20 percent of the total voting power of all of the issued and outstanding shares of capital stock of SMI, and will entitle SLM BankCo to nominate and elect one of the five directors to the SMI Board, who will be the Chairman of the Board of SMI (the “Special Preferred Director”). The person nominated by SLM BankCo as the Special Preferred Director will be subject to approval by NewCo, such approval not to be unreasonably withheld, and will be required to meet all requirements and qualifications under applicable law.

The SMI Board will oversee on behalf of NewCo the separation, transition and migration of information technology functions provided by SMI and the Private Education Loan customer data of SLM BankCo currently hosted by SMI. All separation, transition and migration issues that are unable to be resolved by the applicable transition committee at the operations level will be elevated by the NewCo members to the SMI Board, which will have authority to direct those members how to proceed.

To ensure a smooth and timely separation and migration of these customer data and information technology functions between SMI and SLM BankCo during the anticipated 18-month transition period, the Special Preferred includes certain approval rights in favor of SLM BankCo. Before SMI may take any of the following actions, it must first obtain the approval of a majority of the members of the SMI Board, which majority must include the Special Preferred Director:

•	a merger or consolidation to which SMI is a constituent party;

•

the hiring or firing of any executive officer of SMI or of any key employee with oversight over functions that may reasonably be expected to affect the IT transition contemplated under the transition services agreement; and

•	any changes in the operations of SMI that would affect, in any material respect, the timely separation and migration of the customer data and servicing functions to SLM BankCo.

During the transition period, SLM BankCo and NewCo loans will continue to be serviced by each company’s employees from shared information technology platforms until each company is able to service its own customers on a stand alone basis. The Special Preferred will result in SLM BankCo and SMI being deemed “affiliates” for purposes of Federal customer data privacy laws, including the Gramm-Leach-Bliley Act.

The Special Preferred will be redeemed by SMI for its liquidation value of $1,000 upon the earlier to occur of (x) SLM BankCo’s determination that the migration of the customer data and information technology functions is complete or (y)             , 2015. Upon such redemption, the Special Preferred Director will be required to resign from the SMI Board and SLM BankCo will have no further right to elect a director or exercise any approval rights at SMI.

Procedures for Approval of Related Person Transactions

NewCo’s board of directors is expected to adopt a written Policy on Related Party Transactions. The policy is expected to cover transactions involving NewCo in excess of $120,000 in any year in which any director, nominee, executive officer, or greater-than-five percent beneficial owner of NewCo, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less-than-ten percent owner of an entity involved in the transaction. This policy will be available on the corporate governance section of NewCo’s investor relations website (www.    .com), which website will be operational as of             , 2014.

Under the policy, the corporate secretary will notify the chair of the NewCo Audit Committee of any proposed related person transaction, and the chair of the NewCo Audit Committee will determine if it is necessary for the transaction to be approved under the policy. If such approval is required, the NewCo Audit Committee will review the proposed transaction and recommend to the NewCo board of directors whether to approve or reject the transaction. In considering a transaction, the NewCo Audit Committee will take into account whether a transaction would be on terms no less favorable to an unaffiliated third party under the same or similar circumstances.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of (i) the merger involving Merger Sub and Existing SLM, together with the conversion of shares of Existing SLM common and preferred stock into shares of SLM Bank common and preferred stock (the SLM Merger), and (ii) the contribution by SLM BankCo of assets of the education loan management business, including the portfolio of FFELP Loans, portfolio of Private Education Loans not held by Sallie Mae Bank, and FFELP Loan, DSLP, and servicing and collections business to NewCo and the distribution by SLM BankCo of all of the outstanding shares of NewCo common stock to its stockholders. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the separation and distribution will be consummated in accordance with the separation and distribution agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation and the distribution. The tax treatment of an Existing SLM stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common stock in Existing SLM, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Existing Corporation common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Existing SLM common stock upon the exercise of employee stock options or otherwise as compensation, and stockholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. In addition, this summary only addresses the U.S. federal income tax consequences to an Existing SLM stockholder who, for U.S. federal income tax purposes, is a U.S. holder, as defined below. Finally, this summary does not address the U.S. federal income tax consequences to those Existing SLM stockholders who do not hold their shares of Existing SLM common stock as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Existing SLM common stock that is, for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

Each stockholder is urged to consult the stockholder’s tax advisor as to the specific tax consequences of the separation and distribution to that stockholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

Existing SLM expects to receive a private letter ruling from the IRS to the effect that, among other things, (i) the SLM Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and will not be integrated with the rest of the separation and distribution and (ii) the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the distribution that the private letter ruling not be revoked or modified in any material respect. Such ruling will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain representations and statements that Existing SLM and NewCo made to the IRS. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Existing SLM made are, or become, inaccurate, incorrect or incomplete, the SLM Merger might not qualify as a reorganization within the meaning of Section 368(a)(1)(F)

of the Code that will not be integrated with the rest of the separation and distribution and/or the separation and the distribution might not qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. For these reasons, notwithstanding receipt by Existing SLM of the private letter ruling, the IRS could assert successfully that the distribution was taxable. In that event, the consequences described in the ruling would not apply and both Existing SLM and holders of Existing SLM common stock could be subject to significant U.S. federal income tax liability.

Furthermore, it is a condition to the completion of the distribution that Existing SLM receive an opinion from Baker Botts L.L.P, outside tax counsel to Existing SLM and SLM BankCo, to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule (namely, that the distribution (a) is motivated, in whole or substantial part, by one or more corporate business purposes, (b) is not being used principally as a device for the distribution of earnings and profits of Existing SLM or NewCo, and (c) is not part of a plan (or series of related transactions) pursuant to which one or more persons will acquire, directly or indirectly, stock representing a 50 percent or greater interest in Existing SLM or NewCo under Section 355(e) of the Code), that such requirements will be satisfied. In rendering its opinion, Baker Botts L.L.P. will rely on certain assumptions, and the representations and statements made by Existing SLM to the IRS in connection with the private letter ruling, as well as certain covenants in agreements to be entered into by SLM BankCo and NewCo prior to the distribution (including covenants requiring adherence to certain restrictions on future actions by SLM BankCo and NewCo). If any such assumptions, representations or statements are found to be inaccurate, incorrect or incomplete, or if SLM BankCo or NewCo breach any such covenants, the conclusions reached in the opinion of outside tax counsel, and the ability to rely on such conclusions, could be adversely affected.

Existing SLM expects that under the private letter ruling from the IRS, the SLM Merger will qualify as a reorganization for U.S. federal income tax purposes under Section and 368(a)(1)(F) of the Code and will not be integrated with the rest of the separation and distribution, and accordingly, the following will describe the material U.S. federal income tax consequences to Existing SLM, SLM BankCo and Existing SLM stockholders of the SLM Merger:

•	neither Existing SLM nor SLM BankCo will recognize any gain or loss upon the SLM Merger;

•

an Existing SLM stockholder will not recognize any gain or loss and no amount will be includable in income as a result of the conversion of Existing SLM stock to SLM BankCo stock pursuant to the SLM Merger;

•

an Existing SLM stockholder’s aggregate tax basis in such stockholder’s SLM BankCo stock following the SLM Merger will equal such stockholder’s tax basis in its Existing SLM stock immediately before the SLM Merger; and

•	an Existing SLM stockholder’s holding period for SLM BankCo stock following the SLM Merger will include the holding period for that stockholder’s Existing SLM stock.

Furthermore, Existing SLM expects that under the private letter ruling from the IRS, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, the following will describe the material U.S. federal income tax consequences to SLM BankCo, NewCo and SLM BankCo stockholders of the separation and the distribution:

•

subject to the discussion below regarding Section 355(e) of the Code, neither NewCo nor SLM BankCo will recognize any gain or loss upon the separation and distribution of shares of NewCo common stock and no amount will be includable in the income of SLM BankCo or NewCo as a result of the separation and the distribution other than taxable income or gain possibly arising out of internal reorganizations undertaken in connection with the separation and distribution and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a SLM BankCo stockholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of shares of NewCo common stock pursuant to the distribution;

•

after the internal corporate reorganization (including the SLM Merger) and separation and distribution, an SLM BankCo stockholder’s aggregate tax basis in such stockholder’s shares of SLM BankCo common stock and in shares of NewCo common stock will equal such stockholder’s tax basis in its SLM BankCo common stock immediately before the distribution (determined as described above), allocated between the SLM BankCo common stock and NewCo common stock in proportion to their fair market values on the distribution date; and

•

a SLM BankCo stockholder’s holding period for NewCo common stock received in the distribution will include the holding period for that stockholder’s SLM BankCo common stock (determined as described above).

U.S. Treasury regulations provide that if an Existing SLM stockholder holds different blocks of Existing SLM common stock (generally Existing SLM common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Existing SLM common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of NewCo common stock received in the distribution and the shares of SLM BankCo common stock received in the SLM Merger in respect of such block of Existing SLM common stock, in proportion to their respective fair market values on the distribution date. The holding period of the shares of NewCo common stock received in the distribution in respect of such block of Existing SLM common stock will include the holding period of such block of Existing SLM common stock. If an Existing SLM stockholder is not able to identify which particular shares of NewCo common stock are received in the distribution with respect to a particular block of Existing SLM common stock, for purposes of applying the rules described above, the stockholder may designate which shares of NewCo common stock are received in the distribution in respect of a particular block of Existing SLM common stock, provided that such designation is consistent with the terms of the distribution. Existing SLM stockholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury regulations also require certain stockholders who receive NewCo common stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to SLM BankCo (but not its stockholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest by vote or value, in SLM BankCo or NewCo. For this purpose, any acquisitions of SLM common stock or NewCo common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although SLM BankCo or NewCo may be able to rebut that presumption.

In connection with the distribution, NewCo and SLM BankCo will enter into a tax sharing agreement pursuant to which NewCo will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax sharing agreement, see “Certain Relationships and Related Party Transactions — Tax Sharing Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the separation and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Existing SLM stockholder should consult its own tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the distribution date, NewCo and SLM BankCo will, in general, each be responsible for the debts, liabilities, and obligations related to the business or businesses that it owns and operates following consummation of the separation and distribution. See “Certain Relationships and Related Party Transactions — Agreements with SLM BankCo.”

Existing SLM, which will become a subsidiary of NewCo as part of the internal corporate reorganization is the obligor under an indenture pursuant to which there is outstanding, as of September 30, 2013, $18.7 billion of unsecured public debt.

To match the interest and currency characteristics of borrowings with the interest rate and currency characteristics of assets, Existing SLM has entered into interest rate and foreign currency swaps with independent parties. Under these agreements, Existing SLM makes periodic payments, generally indexed to the related asset rates or rates that are highly correlated to the asset rates, in exchange for periodic payments that generally match Existing SLM’s interest obligations on fixed or variable notes. In addition, Existing SLM has entered into Floor Income Contracts to hedge against the volatility of the Floor Income in FFELP Loans. For a description of Floor Income and the Floor Income Contracts, see Appendix A to this information statement.

NewCo will not be the direct obligor on any of the debt described below. However, Existing SLM currently consolidates, and following the separation NewCo will consolidate, the various debt instruments in its financial statements. Accordingly, except where otherwise specifically referenced, references to NewCo’s debt in this section generally refer to debt of NewCo’s subsidiaries, including Existing SLM, that will be consolidated in NewCo’s financial statements.

Secured Facilities

Asset-Backed Securities

Approximately 83 percent of NewCo’s FFELP Loan portfolio and 51 percent of NewCo’s Private Education Loan portfolio has been funded with non-recourse, long-term debt securities issued by securitization trusts. The asset-backed securities issued by these trusts are not obligations of NewCo. Nevertheless, NewCo currently consolidates the financing trusts that have issued these asset-backed securities, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transfers of Financial Assets and the Variable Interest Entity (‘VIE’) Consolidation Model.” As of September 30, 2013, NewCo’s consolidated subsidiaries had approximately $92 billion of FFELP Loan securitization debt and $19 billion of Private Education Loan securitization debt. The interest rate on this debt is generally based on either one- or three-month LIBOR.

FFELP Asset-Backed Financing Facilities

On January 13, 2012, Existing SLM amended its FFELP asset-backed commercial paper facility, referred to as the ABCP Facility or the amended facility, to increase the amount available to $7.5 billion, reflecting an increase of $2.5 billion over the previously scheduled facility reduction, to extend the final maturity date by one year to January 9, 2015, and to increase the amount available at future step-down dates. The usage fee for the amended facility is 0.50 percent over the applicable funding rate. The amended facility features two contractual step-down reductions on the amount available for borrowing. The first reduction was on January 11, 2013, to $6.5 billion. The second reduction will occur on January 10, 2014, to $5.5 billion. As of September 30, 2013, there was approximately $3.8 billion outstanding under this facility. The book basis of the assets securing this facility at September 30, 2013 was $4.1 billion.

NewCo’s borrowings under the FFELP ABCP Facility are non-recourse. The maximum amount NewCo may borrow under the FFELP ABCP Facility is limited based on certain factors, including market conditions and the fair value of student loans in the facility. In addition to the funding limits described above, funding under the FFELP ABCP Facility is subject to usual and customary conditions. The FFELP ABCP Facility is subject to termination under certain circumstances.

The amended facility has financial covenants that if not maintained, will cause it to become an amortizing facility. The covenants are, however, curable. The principal financial covenants require NewCo to maintain consolidated tangible net worth of at least $1.38 billion at all times. Consolidated tangible net worth as calculated for purposes of this covenant was $4.0 billion as of September 30, 2013. The covenants also require NewCo to meet either a minimum interest coverage ratio or a minimum net adjusted revenue test based on the four preceding quarters’ adjusted “Core Earnings” financial performance. NewCo complied with both of the minimum interest coverage ratio and the minimum net adjusted revenue tests as of the quarter ended September 30, 2013.

NewCo could face higher borrower rates under the amended facility if it does not meet several conditions. Increases in the borrowing rate of up to LIBOR plus 4.50 percent could occur if asset coverage ratio thresholds are not met. If liquidity agreements are not renewed on the trigger dates, the usage fee increases to 1.00 percent over the applicable funding rate on January 10, 2014. Failure to pay off the FFELP ABCP Facility on the maturity date or to reduce amounts outstanding below the annual maximum step downs will result in a 90-day extension of the facility with the interest rate increasing from LIBOR plus 1.00 percent to LIBOR plus 2.00 percent over that period. If, at the end of the 90-day extension, these required paydown amounts have not been made, the collateral can be foreclosed upon.

NewCo anticipates that the FFELP ABCP Facility will be retired in January 2014 and replaced with a new ABCP program with a duration of 24 months.

On June 10, 2013, Existing SLM closed on a new $6.8 billion credit facility that matures in June 2014 to facilitate the term securitization of FFELP Loans. The facility was used in June 2013 to refinance all of the FFELP Loans previously financed through the U.S. Department of Education’s (ED) Conduit Program. The facility cannot be used to borrow any additional amounts. As a result, Existing SLM ended its participation in the ED Conduit Program.

The cost of borrowing under the facility is the yield rate (either 30-day LIBOR daily average or commercial paper issuance cost) plus 0.50 percent, excluding up-front-commitment fees. Failure to pay off the facility on the maturity date would result in a 90-day extension of the facility with the interest rate increasing from LIBOR plus 0.75 percent to LIBOR plus 1.50 percent over that period. If, at the end of that period the facility has not been repaid, a default rate of LIBOR plus 3.00 percent would be payable until either the notes are repaid in full or the collateral is foreclosed upon. This default rate would also be triggered by the occurrence of a termination event. The facility is subject to termination under certain circumstances. Borrowings under the facility are non-recourse. As of September 30, 2013, there was $4.7 billion outstanding under the facility. The book basis of the assets securing the facility as of September 30, 2013 was $4.9 billion.

Private Education Loan Facility

On July 17, 2013, we closed on a $1.1 billion asset-backed borrowing facility that matures on August 15, 2015. The facility was used to fund the call and redemption of our SLM 2009-D Private Education Loan Trust ABS, which occurred on August 15, 2013. The cost of borrowing under the facility is commercial paper issuance cost plus 0.75 percent, excluding up-front commitment fees. If outstanding borrowings under the facility exceed $825 million after July 15, 2014 and $550 million after January 15, 2015, the cost of borrowing increases to commercial paper issuance cost plus 1.50 percent. Failure to pay off the facility on the maturity date would result in the interest rate increasing to LIBOR plus 3.00 percent until the notes are repaid in full or the collateral is foreclosed upon. Borrowings under the facility are non-recourse. As of September 30, 2013, there was $878 million outstanding under the facility. The book basis of the assets securing the facility as of September 30, 2013 was $1.7 billion.

Student Loan Corporation Acquisition Financing

On December 31, 2010, Existing SLM closed on an agreement to purchase an interest in $26.1 billion of securitized federal student loans and related assets from the Student Loan Corporation (SLC), a subsidiary of Citibank, N.A. The purchase price was approximately $1.1 billion. The transaction was funded by a 5-year term loan provided by Citibank in an amount equal to the purchase price. The assets and liabilities related to the SLC acquisition will be transferred to NewCo in connection with the separation.

As of September 30, 2013, approximately $398 million is outstanding under the loan, which is secured by the purchased assets and guaranteed by Existing SLM. The loan bears interest at a rate of LIBOR plus 4.50 percent, and is subject to scheduled quarterly principal payments of the lesser of (i) 2.5 percent of the original principal amount of the term loan or (ii) the residual cash flow derived from the assets securing the loan. The remaining balance is due on December 31, 2015. Residual cash flow in excess of that needed to make quarterly principal payments is restricted, but NewCo is permitted, at its option, to prepay the obligation, in whole or in part, at any time without penalty.

Federal Home Loan Bank of Des Moines (“FHLB-DM”)

On January 15, 2010, a subsidiary of Existing SLM which will become a subsidiary of NewCo after the separation entered into a borrowing agreement with the FHLB-DM. Under the agreement, the FHLB-DM will provide advances backed by approved collateral, which includes FFELP Loans (but does not include Private Education Loans). The amount, price and tenor of future advances will vary and be subject to the agreement’s borrowing conditions. The maximum amount that can be borrowed, as of September 30, 2013, subject to available collateral, is approximately $8.7 billion. As of September 30, 2013, borrowing under the facility totaled $2.3 billion, matures by February 2, 2015, and was secured by $2.5 billion of FFELP Loans. Existing SLM has provided a guarantee to the FHLB-DM for the performance and payment of its subsidiary’s obligations under this agreement.

Senior Unsecured Debt

As of September 30, 2013, SLM, which will become a subsidiary of NewCo following the separation, had $18.7 billion amount of senior unsecured debt outstanding at a weighted average interest rate of 5.79 percent. This debt included:

•	$300 million of 6 percent senior notes due 2043 (the “2043 Notes”);

•	$16.9 billion of medium term notes, Series A (the “Series A Notes”);

•	$776 million of medium term notes, Series B (the “EdNotes”); and

•	$727 million of Euro medium term notes (the “Euro Notes”).

Existing SLM issued the 2043 Notes, Series A Notes and EdNotes in offerings that were registered under the Securities Act. These notes are Existing SLM’s unsecured, unsubordinated obligations. The Senior Notes, Series A Notes, and EdNotes are governed by an indenture, dated as of October 1, 2000, between Existing SLM and The Bank of New York Mellon, as successor to J.P. Morgan Chase Bank, National Association, as trustee, as amended or supplemented from time to time. The Euro Notes are governed by an amended and restated indenture, dated as of April 25, 2006, between Existing SLM and Deutsche Trustee Company Limited. In connection with the separation, Existing SLM, which is obligated under the indentures governing the unsecured debt, will become a wholly owned subsidiary of NewCo. Accordingly, the description of the terms of these notes refers to Existing SLM as the borrower and obligor.

Existing SLM may redeem certain series of Series A Notes, in whole or in part, at any time, at a redemption price equal to either (x) the greater of (i) the principal amount of the notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued interest) on the notes redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of 12 30-day months) at the semiannual equivalent yield to maturity of a U.S. Treasury security of comparable maturity as the notes redeemed plus 50 basis points, or (y) the principal amount of the notes redeemed, plus in each case accrued interest on the notes redeemed. Existing SLM may also redeem certain series of EdNotes, Euro Notes and the 2043 Notes at a redemption price equal to the principal amount of the notes redeemed plus accrued and unpaid interest.

The indentures permit Existing SLM to merge or consolidate with another entity, or sell all or substantially of its properties and assets, so long as (i) the resulting or acquiring person is a U.S. entity and assumes all of the obligations of Existing SLM under the indentures, (ii) immediately after the transaction, no event of default exists and (iii) Existing SLM delivers to the trustee an officers’ certificate and opinion of counsel stating that the transaction complies with the foregoing conditions.

The indentures also provide for specific events of default (subject, in specific cases, to receipt of notice of default and/or customary grace or cure periods), including, but not limited to: (i) failure to pay interest for 30 days; (ii) failure to pay principal when due; (iii) failure to perform, or breach of, any other covenant in the indenture for 60 days after notice is given by the trustee or holders of 25 percent of the outstanding principal amount; and (iv) specified events of bankruptcy, insolvency or corporate reorganization of Existing SLM.

Change of Control

Each holder of certain series of Series A Notes will have the right to require Existing SLM to repurchase any and all of such holder’s Series A Notes at a purchase price in cash equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (except to the extent Existing SLM has previously elected to redeem the Series A Notes), upon the occurrence of (i) a change of control, as defined below, and (ii) a downgrade of the specific series of Series A Notes below an investment grade rating by at least two of three specified credit rating agencies during the period beginning 60 days prior to the first public announcement of the change of control and ending 60 days after the consummation of such change of control. A change of control means the occurrence of:

•

the direct or indirect sale, transfer, conveyance or disposition, in one or a series of related transactions, of all or substantially all of Existing SLM’s properties or assets, to any “person,” as that term is used in Section 13(d)(3) of the Exchange Act, other than to Existing SLM or one of its subsidiaries;

•	the consummation of any transaction that results in a “person” becoming the beneficial owner, directly or indirectly, of more than 50 percent of Existing SLM’s voting stock;

•

a consolidation or merger between Existing SLM and a “person” in a transaction where the outstanding voting stock of Existing SLM or of such other “person,” is converted into or exchanged for cash, securities, or other property, other than a transaction where a majority of the voting stock of Existing SLM, as applicable, is converted into or exchanged for a majority of the voting stock of the surviving “person”;

•	a change in the majority of Existing SLM’s board of directors that was not approved by Existing SLM’s directors; or

•	the adoption of a plan of liquidation or dissolution relating to Existing SLM.

The internal corporate reorganization described under the section entitled “The Separation and Distribution — Internal Corporate Reorganization of Existing SLM Prior to the Distribution,” will not be deemed to involve a change of control under the Series A Notes and, accordingly, will not entitle holders of Series A Notes to require Existing SLM to repurchase such notes.

OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Immediately prior to the distribution, all of the outstanding shares of NewCo’s common stock will be owned beneficially and of record by SLM BankCo. The following tables set forth the pro forma ownership of shares of NewCo common stock by the persons named therein, based upon the distribution ratio of one share of NewCo common stock for each outstanding share of Existing SLM common stock.

Ownership of Common Stock by Certain Beneficial Owners

The following table provides information about each stockholder known to us to beneficially own more than five percent of the outstanding shares of Existing SLM common stock, based solely on the information filed by each such stockholder in 2013 for the year ended December 31, 2012, on Schedule 13G under the Exchange Act. So far as is known to NewCo, the persons below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Shares	Percent of Class
Barrow, Hanley, Mewhinney & Strauss, LLC(1) 2200 Ross Avenue 31st Floor Dallas, TX 75201-2761	45,823,594	9.92%

Highfields Capital Management LP(2) John Hancock Tower 200 Clarendon Street 59th Floor Boston, MA 02116	39,616,773	8.60%

FMR LLC(3) 82 Devonshire Street Boston, MA 02109	33,237,092	7.19%

T. Rowe Price Associates, Inc.(4) 100 East Pratt Street Baltimore, MD 21202	29,270,467	6.30%

BlackRock Inc.(5) 40 East 52nd Street New York, NY 10022	23,205,113	5.02%

(1)

This information, including percent of class, is based on the Schedule 13G filed with the SEC by Barrow, Hanley, Mewhinney & Strauss, LLC on February 11, 2013 with respect to Existing SLM common stock. Barrow, Hanley, Mewhinney & Strauss, LLC reported sole voting power for 18,830,332 shares of Existing SLM common stock, shared voting power of 26,993,262 shares of Existing SLM common stock and sole investment power for 45,823,594 shares of Existing SLM common stock. Barrow, Hanley, Mewhinney & Strauss, LLC reported having no shared investment power over any of the shares.

(2)

This information, including percent of class, is based on the Schedule 13G/A filed with the SEC by Highfields Capital Management LP on February 14, 2013 with respect to Existing SLM common stock. Highfields Capital Management LP reported sole voting power and sole investment power over all of the shares of Existing SLM common stock. Highfields Capital Management LP reported having neither shared voting power nor shared investment power over any of the shares.

(3)

This information, including percent of class, is based on the Schedule 13G/A filed with the SEC by FMR LLC on February 14, 2013 with respect to Existing SLM common stock. FMR LLC reported sole voting power for 1,288,068 shares of Existing SLM common stock and sole investment power for 33,237,092 shares of Existing SLM common stock. FMR LLC reported having no shared voting or shared investment power over any of the shares.

(4)

This information, including percent of class, is based on the Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. on February 6, 2013 with respect to Existing SLM common stock. T. Rowe Price Associates, Inc. reported sole voting power for 9,899,184 shares of Existing SLM common stock and sole investment power for 29,215,417 shares of Existing SLM common stock. T. Rowe Price Associates, Inc. reported having neither shared voting power nor shared investment power over any of the shares.

(5)

This information, including percent of class, is based on the Schedule 13G filed with the SEC by BlackRock, Inc. on January 30, 2013 with respect to Existing SLM common stock. BlackRock, Inc. reported sole voting power and sole investment power over all of the shares of Existing SLM common stock. BlackRock, Inc. reported having neither shared voting power nor shared investment power over any of the shares.

Security Ownership of Executive Officers and Directors

The following table provides information regarding beneficial ownership of Existing SLM common stock (i.e. owned or pursuant to SEC rules that may be acquired within 60 days) for each of NewCo’s directors and the NewCo NEOs, as well as all directors and NewCo NEOs as a group. The ownership information is as of September 30, 2013. As of September 30, 2013, there were 436,264,071 shares of Existing SLM common stock issued and outstanding. Jack Remondi is currently the sole director of NewCo, and his information is set forth opposite his name under the caption “Executive Officers” in the table.

	Shares(1)	Vested Options(2)	Total Beneficial Ownership(3)	Percent of Class
Director Nominees

Executive Officers
Jack Remondi (4)	800,313	1,244,683	2,044,996	*
Somsak Chivavibul (5)	120,438	84,182	204,620	*

Directors and Officers as a Group					%

*	Less than one percent

(1)

Shares held directly or indirectly with a spouse, including shares credited to company-sponsored retirement plans. Total for NEOs includes (i) vested restricted stock units (RSUs) awarded as a portion of bonus paid in January 2011, February 2012 and February 2013, (ii) unvested RSUs granted in January 2011, February 2012, February 2013 and August 2013, (iii) unvested performance stock units (PSUs) granted in February 2012 and February 2013 and (iv) unvested dividend equivalent units (DEUs) granted on unvested RSUs and PSUs. The individuals holding such RSUs, PSUs and DEUs have no voting or investment power over these units.

(2)	Shares that may be acquired within 60 days of September 30, 2013 through the exercise of stock options. Net settled options are shown on a “spread basis”, and if not in-the-money, they are shown as 0.

(3)	Total of columns 1 and 2. Except as otherwise indicated and subject to community property laws, each owner has sole voting and sole investment power with respect to the shares listed.

(4)

400,333 shares are held in a margin account and are therefore considered “pledged as security”. No loan is outstanding. 323,080 of the shares reported in this column are RSUs, PSUs or DEUs over which Mr. Remondi has no voting or dispositive control.

(5)

Mr. Chivavibul’s share ownership includes 6,738 shares held by his spouse. 49,697 of the shares reported in this column are RSUs, PSUs or DEUs over which Mr. Chivavibul has no voting or dispositive control.

DESCRIPTION OF NEWCO’S CAPITAL STOCK

NewCo’s certificate of incorporation and by-laws will be amended and restated prior to the distribution. The following is a summary of the material terms of NewCo’s capital stock that will be contained in the amended and restated certificate of incorporation and the amended and restated by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated certificate of incorporation or of the amended and restated by-laws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for additional information on NewCo’s capital stock as of the time of the distribution. The amended and restated certificate of incorporation and the amended and restated by-laws to be in effect at the time of the distribution will be included as exhibits to NewCo’s registration statement on Form 10, of which this information statement forms a part.

General

NewCo’s authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. NewCo’s board of directors may authorize the issuance of one or more series of preferred stock and establish, among other things, the rights, preferences and privileges of any such series of preferred stock from time to time without stockholder approval. Immediately following the distribution, NewCo expects that approximately              million shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of NewCo common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Holders of NewCo common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote on such amendment pursuant to our amended and restated certificate of incorporation or the General Corporation Law of the State of Delaware (the DGCL).

Subject to any preferential rights of the holders of any outstanding preferred stock, holders of NewCo common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of NewCo, holders of its common stock would be entitled to share ratably in its assets legally available for distribution after the payment or provision in full of all liabilities and any preferential rights of the holders of any then outstanding preferred stock.

Holders of NewCo common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to shares of NewCo common stock. Upon the distribution, all outstanding shares of NewCo common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of NewCo common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that NewCo may authorize and issue in the future.

Preferred Stock

Under the terms of NewCo’s amended and restated certificate of incorporation, its board of directors, or any duly authorized committee thereof, will be authorized to issue up to              million shares of preferred stock in one or more series without further action by the holders of its common stock. Subject to the limitations prescribed by the DGCL and by NewCo’s amended and restated certificate of incorporation, NewCo’s board of directors, or any duly authorized committee thereof, may establish the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of each such series of preferred stock including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each such series.

Anti-Takeover Effects of Various Provisions of Delaware Law and NewCo’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Provisions of the DGCL and NewCo’s amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult to acquire NewCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with NewCo’s board of directors. NewCo believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Size of Board and Vacancies. NewCo’s amended and restated certificate of incorporation and amended and restated by-laws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors, subject to the rights of the holders of any outstanding preferred stock to elect directors. Any newly created directorship or any vacancy in NewCo’s board of directors resulting from any increase in the authorized number of directors or the death, disability, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed to fill a vacancy on NewCo’s board of directors not resulting from an increase in the size of the board will be appointed for the remaining term of his or her predecessor, and until his or her successor has been elected and qualified, subject to his or her earlier death, disqualification, resignation or removal.

Requirements for Advance Notification of Stockholder Nominations and Proposals. NewCo’s amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. NewCo’s amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authority that NewCo’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of NewCo through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. NewCo’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and NewCo’s amended and restated certificate of incorporation will include such an exculpation provision. NewCo’s amended and restated by-laws will include provisions that will require NewCo to indemnify, to the fullest extent allowable under the DGCL, its directors and officers. NewCo’s amended and restated by-laws will also require that NewCo advance expenses to its directors and officers, upon its receipt of an undertaking to repay such amounts in the event that such director or officer is not entitled to indemnification. NewCo’s amended and restated by-laws will expressly authorize NewCo to carry directors’ and officers’ insurance to protect NewCo, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in NewCo’s amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against NewCo’s directors and officers, even though such an action, if successful, might otherwise benefit NewCo and its stockholders. The limitation of liability for directors in NewCo’s amended and restated certificate of incorporation will limit the ability to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, however, such provision will not limit or eliminate NewCo’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. Additionally, this provision will not alter the liability of directors under the federal securities laws or under the DGCL for (i) breaches of a directors’ duty of loyalty to NewCo and its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the authorization of illegal dividends, repurchases, or redemptions, or (iv) any transaction in which the director derived an improper personal benefit. In addition, the indemnification provisions may adversely affect your investment to the extent that, in a class action or direct suit, NewCo is required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any NewCo directors, officers or employees for which indemnification is sought.

Exclusive Forum

NewCo’s amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of NewCo, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of NewCo to NewCo or NewCo’s stockholders, any action arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine.

Authorized but Unissued Shares

NewCo’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. NewCo may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of NewCo by means of a proxy contest, tender offer, merger or otherwise.

Listing

NewCo expects to apply to have its shares of common stock listed on the NASDAQ Global Select Market under the symbol “        .”

Sale of Unregistered Securities

On November 7, 2013, NewCo issued one share of its common stock to SLM Corporation pursuant to Section 4(2) of the Securities Act. NewCo did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for NewCo’s common stock will be Computershare Trust Company, N.A.

Computershare, Inc.

250 Royall Street

Canton, MA 02021

[            ]

www.computershare.com/investor

WHERE YOU CAN FIND MORE INFORMATION

NewCo has filed a registration statement on Form 10 with the SEC with respect to the shares of NewCo common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to NewCo and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, NewCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

NewCo intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. NewCo has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

SLM Corporation:

We have audited the accompanying consolidated balance sheet of SLM Corporation and subsidiaries (the Company) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2011 and 2010, were audited by other auditors whose report thereon dated February 27, 2012, expressed an unqualified opinion on those statements, before the adjustments that were applied to the 2011 and 2010 consolidated financial statements to reflect the operations of Campus Solutions and Upromise Investments, Inc. as discontinued operations for all comparative prior period information.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments that were applied to the 2011 and 2010 consolidated financial statements to reflect the operations of Campus Solutions and Upromise Investments, Inc. as discontinued operations for all comparative prior period information. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 and 2010 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2011 and 2010 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia

February 26, 2013, except as to Notes 1, 2, 5, 10, 12, 15, 16, 17, and 19 which are as of November 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SLM Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2011, before the effects of the adjustments to retrospectively reflect the discontinued operations described in Note 17, present fairly, in all material respects, the financial position of SLM Corporation and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America (the 2011 and 2010 financial statements before the effects of the adjustments discussed in Note 17 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations described in Note 17 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
February 27, 2012

SLM CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

	December 31, 2012	December 31, 2011
Assets
FFELP Loans (net of allowance for losses of $159 and $187, respectively)	$125,612	$138,130
Private Education Loans (net of allowance for losses of $2,171 and $2,171 respectively)	36,934	36,290
Investments
Available-for-sale	72	70
Other	1,010	1,052

Total investments	1,082	1,122
Cash and cash equivalents	3,900	2,794
Restricted cash and investments	5,011	5,873
Goodwill and acquired intangible assets, net	448	478
Other assets	8,273	8,658

Total assets	$181,260	$193,345

Liabilities
Short-term borrowings	$19,856	$29,573
Long-term borrowings	152,401	154,393
Other liabilities	3,937	4,128

Total liabilities	176,194	188,094

Commitments and contingencies
Equity
Preferred stock, par value $.20 per share, 20 million shares authorized
Series A: 3.3 million and 3.3 million shares issued, respectively, at stated value of $50 per share	165	165
Series B: 4 million and 4 million shares issued, respectively, at stated value of $100 per share	400	400
Common stock, par value $.20 per share, 1.125 billion shares authorized: 536 million and 529 million shares issued, respectively	107	106
Additional paid-in capital	4,237	4,136
Accumulated other comprehensive loss (net of tax benefit of $3 and $8, respectively)	(6)	(14)
Retained earnings	1,451	770

Total SLM Corporation stockholders’ equity before treasury stock	6,354	5,563
Less: Common stock held in treasury at cost: 83 million and 20 million shares, respectively	(1,294)	(320)

Total SLM Corporation stockholders’ equity	5,060	5,243
Noncontrolling interest	6	8

Total equity	5,066	5,251

Total liabilities and equity	$181,260	$193,345

Supplemental information — assets and liabilities of consolidated variable interest entities:

	December 31, 2012	December 31, 2011
FFELP Loans	$121,059	$135,536
Private Education Loans	26,072	24,962
Restricted cash and investments	4,826	5,609
Other assets	2,312	2,638
Short-term borrowings	9,551	21,313
Long-term borrowings	131,518	134,533

Net assets of consolidated variable interest entities	$13,200	$12,899

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)

	Years Ended December 31,
	2012	2011	2010
Interest income:
FFELP Loans	$3,251	$3,461	$3,345
Private Education Loans	2,481	2,429	2,353
Other loans	16	21	30
Cash and investments	21	19	26

Total interest income	5,769	5,930	5,754
Total interest expense	2,561	2,401	2,275

Net interest income	3,208	3,529	3,479
Less: provisions for loan losses	1,080	1,295	1,419

Net interest income after provisions for loan losses	2,128	2,234	2,060

Other income (loss):
Gains (losses) on loans and investments, net	—	(35)	325
Losses on derivative and hedging activities, net	(628)	(959)	(361)
Servicing revenue	279	283	311
Contingency revenue	356	333	330
Gains on debt repurchases	145	38	317
Other	92	69	5

Total other income (loss)	244	(271)	927

Expenses:
Salaries and benefits	457	493	535
Other operating expenses	440	512	595

Total operating expenses	897	1,005	1,130
Goodwill and acquired intangible assets impairment and amortization expense	27	21	543
Restructuring and other reorganization expenses	11	12	85

Total expenses	935	1,038	1,758

Income from continuing operations, before income tax expense	1,437	925	1,229
Income tax expense	498	328	500

Net income from continuing operations	939	597	729
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	35	(199)

Net income	937	632	530
Less: net loss attributable to noncontrolling interest	(2)	(1)	—

Net income attributable to SLM Corporation	939	633	530
Preferred stock dividends	20	18	72

Net income attributable to SLM Corporation common stock	$919	$615	$458

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.93	$1.12	$1.35
Discontinued operations	—	.07	(.41)

Total	$1.93	$1.19	$.94

Average common shares outstanding	476	517	487

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.90	$1.11	$1.35
Discontinued operations	—	.07	(.41)

Total	$1.90	$1.18	$.94

Average common and common equivalent shares outstanding	483	523	488

Dividends per common share attributable to SLM Corporation	$.50	$.30	$—

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended December 31,
	2012	2011	2010
Net income	$937	$632	$530
Other comprehensive income (loss):
Unrealized losses on derivatives:
Unrealized hedging losses on derivatives	(11)	(6)	(55)
Reclassification adjustments for derivative losses included in net income	25	55	63

Total unrealized losses on derivatives	14	49	8
Unrealized gains/(losses) on investments	(1)	2	2
Defined benefit pension plans adjustment	—	(3)	(16)
Income tax (expense) benefit	(5)	(17)	2

Other comprehensive income (loss), net of tax	8	31	(4)

Comprehensive income	945	663	526
Less: comprehensive loss attributable to noncontrolling interest	(2)	(1)	—

Total comprehensive income attributable to SLM Corporation	$947	$664	$526

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions, except share and per share amounts)

	Preferred Stock Shares	Common Stock Shares			Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
		Issued	Treasury	Outstanding
Balance at December 31, 2009	8,110,370	552,219,576	(67,221,942)	484,997,634	$1,375	$111	$5,092	$(41)	$604	$(1,862)	$5,279	$—	$5,279
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	530	—	530	—	530
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	526	—	526
Cash dividends:
Preferred stock, series A ($3.49 per share)	—	—	—	—	—	—	—	—	(12)	—	(12)	—	(12)
Preferred stock, series B ($1.05 per share)	—	—	—	—	—	—	—	—	(4)	—	(4)	—	(4)
Preferred stock, series C ($72.50 per share)	—	—	—	—	—	—	—	—	(56)	—	(56)	—	(56)
Issuance of common shares	—	1,803,683	—	1,803,683	—	—	16	—	—	—	16	—	16
Conversion of preferred shares	(810,370)	41,240,215	—	41,240,215	(810)	8	802	—	—	—	—	—	—
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	(9)	—	—	—	(9)	—	(9)
Stock-based compensation expense	—	—	—	—	—	—	39	—	—	—	39	—	39
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	(753)	—	(753)	—	(753)
Shares repurchased related to employee stock-based compensation plans	—	—	(1,097,647)	(1,097,647)	—	—	—	—	—	(14)	(14)	—	(14)

Balance at December 31, 2010	7,300,000	595,263,474	(68,319,589)	526,943,885	$565	$119	$5,940	$(45)	$309	$(1,876)	$5,012	$—	$5,012

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions, except share and per share amounts)

	Preferred Stock Shares	Common Stock Shares			Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
		Issued	Treasury	Outstanding
Balance at December 31, 2010	7,300,000	595,263,474	(68,319,589)	526,943,885	$565	$119	$5,940	$(45)	$309	$(1,876)	$5,012	$—	$5,012
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	633	—	633	(1)	632
Other comprehensive income, net of tax	—	—	—	—	—	—	—	31	—	—	31	—	31

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	664	(1)	663
Cash dividends:
Common stock ($.30 per share)	—	—	—	—	—	—	—	—	(154)	—	(154)	—	(154)
Preferred stock, series A ($3.49 per share)	—	—	—	—	—	—	—	—	(12)	—	(12)	—	(12)
Preferred stock, series B ($1.59 per share)	—	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Issuance of common shares	—	3,886,217	—	3,886,217	—	1	40	—	—	—	41	—	41
Retirement of common stock in treasury	—	(70,074,369)	70,074,369	—	—	(14)	(1,890)	—	—	1,904	—	—	—
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	(10)	—	—	—	(10)	—	(10)
Stock-based compensation expense	—	—	—	—	—	—	56	—	—	—	56	—	56
Common stock repurchased	—	—	(19,054,115)	(19,054,115)	—	—	—	—	—	(300)	(300)	—	(300)
Shares repurchased related to employee stock-based compensation plans	—	—	(3,024,662)	(3,024,662)	—	—	—	—	—	(48)	(48)	—	(48)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	9	9

Balance at December 31, 2011	7,300,000	529,075,322	(20,323,997)	508,751,325	$565	$106	$4,136	$(14)	$770	$(320)	$5,243	$8	$5,251

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions, except share and per share amounts)

	Preferred Stock Shares	Common Stock Shares			Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
		Issued	Treasury	Outstanding
Balance at December 31, 2011	7,300,000	529,075,322	(20,323,997)	508,751,325	$565	$106	$4,136	$(14)	$770	$(320)	$5,243	$8	$5,251
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	939	—	939	(2)	937
Other comprehensive income, net of tax	—	—	—	—	—	—	—	8	—	—	8	—	8

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	947	(2)	945
Cash dividends:
Common stock ($.50 per share)	—	—	—	—	—	—	—	—	(237)	—	(237)	—	(237)
Preferred stock, series A ($3.49 per share)	—	—	—	—	—	—	—	—	(11)	—	(11)	—	(11)
Preferred stock, series B ($2.22 per share)	—	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Restricted stock dividend	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Issuance of common shares	—	6,432,643	—	6,432,643	—	1	60	—	—	—	61	—	61
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	(6)	—	—	—	(6)	—	(6)
Stock-based compensation expense	—	—	—	—	—	—	47	—	—	—	47	—	47
Common stock repurchased	—	—	(58,038,239)	(58,038,239)	—	—	—	—	—	(900)	(900)	—	(900)
Shares repurchased related to employee stock-based compensation plans	—	—	(4,547,785)	(4,547,785)	—	—	—	—	—	(74)	(74)	—	(74)

Balance at December 31, 2012	7,300,000	535,507,965	(82,910,021)	452,597,944	$565	$107	$4,237	$(6)	$1,451	$(1,294)	$5,060	$6	$5,066

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2012	2011	2010
Operating activities
Net income	$937	$632	$530
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
(Income) loss from discontinued operations, net of tax	2	(35)	199
(Gains) losses on loans and investments, net	—	35	(6)
(Gains) on debt repurchases	(145)	(38)	(317)
Goodwill and acquired intangible assets impairment and amortization expense	27	21	543
Stock-based compensation expense	47	56	40
Unrealized (gains) losses on derivative and hedging activities	(117)	145	(478)
Provisions for loan losses	1,080	1,295	1,419
Student loans originated for sale, net	—	—	(9,648)
Decrease (increase) in restricted cash — other	10	(3)	22
Decrease (increase) in accrued interest receivable	361	463	(4)
(Decrease) increase in accrued interest payable	(41)	75	(77)
Decrease in other assets	437	423	1,207
Increase (decrease) in other liabilities	38	12	(144)

Total adjustments	1,699	2,449	(7,244)

Cash provided by (used in) operating activities — continuing operations	2,636	3,081	(6,714)

Cash used in operating activities — discontinued operations	—	—	22

Total net cash provided by (used in) operating activities	2,636	3,081	(6,692)

Investing activities
Student loans acquired and originated	(6,663)	(3,888)	(4,611)
Reduction of student loans:
Installment payments, claims and other	17,198	12,290	9,812
Proceeds from sales of student loans	531	753	588
Other investing activities, net	41	(210)	(96)
Purchases of available-for-sale securities	(63)	(142)	(38,303)
Proceeds from sales and maturities of available-for-sale securities	71	193	39,465
Purchases of held-to-maturity and other securities	(245)	(277)	(142)
Proceeds from maturities of held-to-maturity securities and other securities	206	265	136
Decrease in restricted cash — variable interest entities	769	376	426

Cash provided by investing activities — continuing operations	11,845	9,360	7,275

Cash provided by investing activities — discontinued operations	—	114	139

Total net cash provided by investing activities	11,845	9,474	7,414

Financing activities
Borrowings collateralized by loans in trust — issued	13,727	4,553	5,917
Borrowings collateralized by loans in trust — repaid	(15,953)	(13,408)	(10,636)
Asset-backed commercial paper conduits, net	(323)	887	(2,060)
ED Participation Program, net	—	—	11,252
ED Conduit Program Facility, net	(12,187)	(3,172)	664
Other short-term borrowings issued	23	239	—
Other short-term borrowings repaid	(307)	(38)	(168)
Other long-term borrowings issued	4,713	2,354	1,464
Other long-term borrowings repaid	(3,307)	(6,498)	(9,955)
Other financing activities, net	272	698	(21)
Retail and other deposits, net	1,124	753	1,166
Common stock repurchased	(900)	(300)	—
Common stock dividends paid	(237)	(154)	—
Preferred stock dividends paid	(20)	(18)	(72)

Net cash (used in) financing activities	(13,375)	(14,104)	(2,449)

Net increase (decrease) in cash and cash equivalents	1,106	(1,549)	(1,727)
Cash and cash equivalents at beginning of year	2,794	4,343	6,070

Cash and cash equivalents at end of year	$3,900	$2,794	$4,343

Cash disbursements made (refunds received) for:
Interest	$2,527	$2,413	$2,372

Income taxes paid	$569	$559	$200

Income taxes received	$(12)	$(37)	$(628)

Noncash activity:
Investing activity — Student loans and other assets acquired	$402	$783	$25,638

Operating activity — Other assets acquired and other liabilities assumed, net	$23	$19	$376

Financing activity — Borrowings assumed in acquisition of student loans and other assets	$425	$802	$26,014

See accompanying notes to consolidated financial statements.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

SLM Corporation (“we”, “us”, “our”, or the “Company”) is a holding company that operates through a number of subsidiaries. We were formed in 1972 as the Student Loan Marketing Association, a federally chartered government-sponsored enterprise (the “GSE”), with the goal of furthering access to higher education by acting as a secondary market for federal student loans. In 2004, we completed our transformation to a private company through our wind-down of the GSE. The GSE’s outstanding obligations were placed into a Master Defeasance Trust Agreement as of December 29, 2004, which was fully collateralized by direct, noncallable obligations of the United States.

Our primary business is to originate, service and collect loans we make to students and their families to finance the cost of their education. Since July 2010 we have originated only Private Education Loans. We use “Private Education Loans” to mean education loans to students or their families that are non-federal loans and loans not insured or guaranteed under the previously existing Federal Family Education loan Program (“FFELP”). The core of our marketing strategy is to generate student loan originations by promoting our products on campus through the financial aid office and through direct marketing to students and their families. Since the beginning of 2006, virtually all of our Private Education Loans have been originated and funded by Sallie Mae Bank, a Utah industrial bank subsidiary (the “Bank”), regulated by the Utah Department of Financial Institutions (“UDFI”) and the Federal Deposit Insurance Corporation (“FDIC”). We also provide servicing, loan default aversion and defaulted loan collection services for loans owned by other institutions, including the U.S. Department of Education (“ED”). We also operate a consumer savings network that provides financial rewards on everyday purchases to help families save for college.

In addition, we are the largest holder, servicer and collector of loans made under the previously existing FFELP. The majority of our income continues to be derived, directly or indirectly, from our portfolio of FFELP Loans and servicing we provide for FFELP Loans. On July 1, 2010, the Health Care and Education Reconciliation Act of 2010 (“HCERA”), eliminated FFELP Loan originations, a major source of our income. All federal loans to students are now made through the Direct Student Loan Program (“DSLP”). The terms and conditions of existing FFELP Loans were not affected by this legislation. Our FFELP Loan portfolio will amortize over approximately 20 years. The fee income we earn from providing servicing and contingent collections services on such loans will similarly decline over time.

2.	Significant Accounting Policies

Use of Estimates

Our financial reporting and accounting policies conform to generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Key accounting policies that include significant judgments and estimates include the allowance for loan losses, the effective interest rate method (amortization of student loan and debt premiums and discounts), fair value measurements, goodwill and acquired intangible asset impairment assessments, and derivative accounting.

Consolidation

The consolidated financial statements include the accounts of SLM Corporation and its majority-owned and controlled subsidiaries and those Variable Interest Entities (“VIEs”) for which we are the primary beneficiary, after eliminating the effects of intercompany accounts and transactions.

We consolidate any VIEs where we have determined we are the primary beneficiary. The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. As it relates to our securitized assets as of December 31, 2012, we are the servicer of the securitized assets and own the Residual Interest of the securitization trusts. As a result, we are the primary beneficiary of our securitization trusts and consolidate those trusts.

Fair Value Measurement

We use estimates of fair value in applying various accounting standards for our financial statements. Fair value measurements are used in one of four ways:

•	In the consolidated balance sheet with changes in fair value recorded in the consolidated statement of income;

•	In the consolidated balance sheet with changes in fair value recorded in the accumulated other comprehensive income section of the consolidated statement of changes in stockholders’ equity;

•	In the consolidated balance sheet for instruments carried at lower of cost or fair value with impairment charges recorded in the consolidated statement of income; and

•	In the notes to the financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, our policy in estimating fair value is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads (including for our liabilities), relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. Transaction costs are not included in the determination of fair value. When possible, we seek to validate the model’s output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

We categorize our fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices.

•	Level 2 — Inputs from active markets, other than quoted prices for identical instruments, are used to determine fair value. Significant inputs are directly observable from active markets for substantially the full term of the asset or liability being valued.

•	Level 3 — Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available. However, significant judgment is required by us in developing the inputs.

Loans

Loans, consisting primarily of federally insured student loans and Private Education Loans, that we have the ability and intent to hold for the foreseeable future are classified as held-for-investment and are carried at amortized cost. Amortized cost includes the unamortized premiums, discounts, and capitalized origination costs and fees, all of which are amortized to interest income as further discussed below. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans we have not classified as held-for-investment are classified as held-for-sale, and carried at the lower of cost or fair value. Loans are classified as held-for-sale when we have the intent and ability to sell such loans. Loans which are held-for-sale do not have the associated premium, discount, and capitalized origination costs and fees amortized into interest income. In addition, once a loan is classified as held-for-sale, there is no further adjustment to the loan’s allowance for loan losses that existed immediately prior to the reclassification to held-for-sale.

As market conditions permit, we may securitize loans as a source of financing for those loans. If we elect to use a securitization program to finance loans, loans are selected based on the required characteristics to structure the desired transaction at the most favorable financing terms (e.g., type of loan, mix of interim vs. repayment status, credit rating and maturity dates). Due to some of the structuring terms, certain transactions may qualify for sale treatment while others do not qualify for sale treatment and are recorded as financings.

All of our student loans, except for those which were sold under ED’s Purchase Program, as defined and discussed in Note 6, “Borrowings,” are initially categorized as held-for-investment until there is certainty as to each specific loan’s ultimate financing because we do not securitize all loans and currently all of our securitizations do not qualify for sale treatment. It is only when we have selected the loans to securitize and that securitization transaction qualifies as a sale do we transfer the loans into the held-for-sale classification and carry them at the lower of cost or fair value. If we anticipate recognizing a gain related to the impending securitization, then the fair value of the loans is higher than their respective cost basis and no valuation allowance is recorded.

Student Loan Income

For loans classified as held-for-investment, we recognize student loan interest income as earned, adjusted for the amortization of premiums and capitalized direct origination costs, accretion of discounts, and Repayment Borrower Benefits. These adjustments result in income being recognized based upon the expected yield of the loan over its life after giving effect to prepayments and extensions, and to estimates related to Repayment Borrower Benefits. The estimate of the prepayment speed includes the effect of consolidations, voluntary prepayments and student loan defaults, all of which shorten the life-of-loan. Prepayment speed estimates also consider the utilization of deferment, forbearance and extended repayment plans which lengthen the life-of-loan. For Repayment Borrower Benefits, the estimates of their effect on student loan yield are based on analyses of historical payment behavior of customers who are eligible for the incentives and its effect on the ultimate qualification rate for these incentives. We regularly evaluate the assumptions used to estimate the prepayment speeds and the qualification rates used for Repayment Borrower Benefits. In instances where there are changes to the assumptions, amortization is adjusted on a cumulative basis to reflect the change since the acquisition of the loan. We also pay an annual 105 basis point Consolidation Loan Rebate Fee on FFELP Consolidation Loans which is netted against student loan interest income. Additionally, interest earned on student loans reflects potential non-payment adjustments in accordance with our uncollectible interest recognition policy as discussed further in “Allowance for Loan Losses” of this Note 2. We do not amortize any premiums, discounts or other adjustments to the basis of student loans when they are classified as held-for-sale.

Allowance for Loan Losses

We consider a loan to be impaired when, based on current information, a loss has been incurred and it is probable that we will not receive all contractual amounts due. When making our assessment as to whether a loan is impaired, we also take into account more than insignificant delays in payment. We generally evaluate impaired loans on an aggregate basis by grouping similar loans. Impaired loans also include those loans which are individually assessed and measured for impairment at a loan level, such as in a troubled debt restructuring (“TDR”). We maintain an allowance for loan losses at an amount sufficient to absorb losses incurred in our portfolios at the reporting date based on a projection of estimated probable credit losses incurred in the portfolio.

In determining the allowance for loan losses on our non-TDR portfolio, we estimate the principal amount of loans that will default over the next two years (two years being the expected period between a loss event and default) and how much we expect to recover over time related to the defaulted amount. Expected defaults less our expected recoveries equal the allowance related to this portfolio. Our historical experience indicates that, on average, the time between the date that a customer experiences a default causing event (i.e., the loss trigger event) and the date that we charge off the unrecoverable portion of that loan is two years. Separately, for our TDR portfolio, we estimate an allowance amount sufficient to cover life-of-loan expected losses through an impairment calculation based on the difference between the loan’s basis and the present value of expected future cash flows (which would include life-of-loan default and recovery assumptions) discounted at the loan’s original effective interest rate (see “Allowance for Private Education Loan Losses” to this Note 2). The separate allowance estimates for our TDR and non-TDR portfolios, are combined into our total Allowance for Private Education Loan losses.

In estimating both the non-TDR and TDR allowance amounts, we start with historical experience of customer default behavior. We make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations and whether additional adjustments may be needed to those historical default rates. We also take the economic environment into consideration when calculating the allowance for loan losses. We analyze key economic statistics and the effect we expect it to have on future defaults. Key economic statistics analyzed as part of the allowance for loan losses are unemployment rates and other asset type delinquency rates. More judgment has been required over the last several years, compared with years prior, in light of the recent downturn in the U.S. economy and high levels of unemployment and its effect on our customer’s ability to pay their obligations.

Our allowance for loan losses is estimated using an analysis of delinquent and current accounts. Our model is used to estimate the likelihood that a loan receivable may progress through the various delinquency stages and ultimately charge off. The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be susceptible to significant changes. The estimate for the allowance for loan losses is subject to a number of assumptions. If actual future performance in delinquency, charge-offs and recoveries are significantly different than estimated, this could materially affect our estimate of the allowance for loan losses and the related provision for loan losses on our income statement.

Below we describe in further detail our policies and procedures for the allowance for loan losses as they relate to our Private Education Loan and FFELP Loan portfolios.

Allowance for Private Education Loan Losses

We determine the collectability of our Private Education Loan portfolio by evaluating certain risk characteristics. We consider school type, credit score (FICO), existence of a cosigner, loan status and loan seasoning as the key credit quality indicators because they have the most significant effect on our determination of the adequacy of our allowance for loan losses. The type of school customers attend can have an impact on their job prospects after graduation and therefore affects their ability to make payments. Credit scores are an indicator of the creditworthiness of a customer and generally the higher the credit score the more likely it is the customer will be able to make all of their contractual payments. Loan status affects the credit risk because generally a past due loan is more likely to result in a credit loss than an up-to-date loan. Additionally, loans in a deferred payment status have different credit risk profiles compared with those in current pay status. Loan seasoning affects credit risk because a loan with a history of making payments generally has a lower incidence of default than a loan with a history of making infrequent or no payments. The existence of a cosigner lowers the likelihood of default. We monitor and update these credit quality indicators in the analysis of the adequacy of our allowance for loan losses on a quarterly basis.

To estimate the probable credit losses incurred in the loan portfolio at the reporting date, we use historical experience of customer payment behavior in connection with the key credit quality indicators and incorporate management expectation regarding macroeconomic and collection procedure factors. Our model is based upon the most recent six months of actual collection experience, seasonally adjusted, as the starting point and applies expected macroeconomic changes and collection procedure changes to estimate expected losses caused by loss events incurred as of the balance sheet date. Our model places a greater emphasis on the more recent default experience rather than the default experience for older historical periods, as we believe the recent default experience is more indicative of the probable losses incurred in the loan portfolio today. Similar to estimating defaults, we use historical customer payment behavior to estimate the timing and amount of future recoveries on charged-off loans. We use judgment in determining whether historical performance is representative of what we expect to collect in the future. We then apply the default and collection rate projections to each category of loans. Once the quantitative calculation is performed, we review the adequacy of the allowance for loan losses and determine if qualitative adjustments need to be considered. Additionally, we consider changes in laws and regulations that could potentially impact the allowance for loan losses. More judgment has been required over the last several years, compared with years prior, in light of the U.S. economy and its effect on our customer’s ability to pay their obligations. We believe that our model reflects recent customer behavior, loan performance, and collection performance, as well as expectations about economic factors.

Similar to the rules governing FFELP payment requirements, our collection policies allow for periods of nonpayment for customers requesting additional payment grace periods upon leaving school or experiencing temporary difficulty meeting payment obligations. This is referred to as forbearance status and is considered separately in our allowance for loan losses. The loss confirmation period is in alignment with our typical collection cycle and takes into account these periods of nonpayment.

On July 1, 2011, we adopted new guidance that clarified when a loan restructuring constitutes a TDR. In applying the new guidance we determined that certain Private Education Loans for which we grant forbearance of greater than three months should be classified as TDRs. If a loan meets the criteria for troubled debt accounting then an allowance for loan losses is established which represents the present value of the losses that are expected to occur over the remaining life of the loan. This accounting results in a higher allowance for loan losses than our previously established allowance for these loans as our previous allowance for these loans represented an estimate of charge-offs expected to occur over the next two years (two years being our loss confirmation period). The new accounting guidance was effective as of July 1, 2011 but was required to be applied retrospectively to January 1, 2011. This resulted in $124 million of additional provision for loan losses in the third quarter of 2011 from approximately $3.8 billion of student loans being classified as TDRs. This new accounting guidance is only applied to certain customers who use their fourth or greater month of forbearance since the time period this new guidance is effective. This new accounting guidance has the effect of accelerating the recognition of expected losses related to our Private Education Loan portfolio. The increase in the provision for losses as a result of this new accounting guidance does not reflect a decrease in credit expectations of the portfolio or an increase in the expected life-of-loan losses related to this portfolio. We believe forbearance is an accepted and effective collections and risk management tool for Private Education Loans. We plan to continue to use forbearance and as a result, we expect to have additional loans classified as TDRs in the future (see “Note 4 — Allowance for Loan Losses” for a further discussion on the use of forbearance as a collection tool).

As part of concluding on the adequacy of the allowance for loan losses, we review key allowance and loan metrics. The most relevant of these metrics considered are the allowance coverage of charge-offs ratio; the allowance as a percentage of total loans and of loans in repayment; and delinquency and forbearance percentages.

Certain Private Education Loans do not require customers to begin repayment until six months after they have graduated or otherwise left school. Consequently, our loss estimates for these programs are generally low while the customer is in school. At December 31, 2012, 15 percent of the principal balance in the higher education Private Education Loan portfolio was related to customers who are in an in-school/grace/deferment status and not required to make payments. As this population of customers leaves school, they will be required to begin payments on their loans, and the allowance for loan losses may change accordingly.

We consider a loan to be delinquent 31 days after the last payment was contractually due. We use a model to estimate the amount of uncollectible accrued interest on Private Education Loans and reserve for that amount against current period interest income.

In general, Private Education Loan principal is charged off against the allowance when at the end of the month the loan exceeds 212 days past due. The charged-off amount equals the estimated loss of the defaulted loan balance. Actual recoveries, as they are received, are applied against the remaining loan balance that was not charged off. If periodic recoveries are less than originally expected, the difference results in immediate additional provision expense and charge-off of such amount.

Allowance for FFELP Loan Losses

FFELP Loans are insured as to their principal and accrued interest in the event of default subject to a Risk Sharing level based on the date of loan disbursement. These insurance obligations are supported by contractual rights against the United States. For loans disbursed after October 1, 1993, and before July 1, 2006, we receive 98 percent reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, we receive 97 percent reimbursement. For loans disbursed prior to October 1, 1993, we receive 100 percent reimbursement.

Similar to the allowance for Private Education Loan losses, the allowance for FFELP Loan losses uses historical experience of customer default behavior and a two-year loss confirmation period to estimate the credit losses incurred in the loan portfolio at the reporting date. We apply the default rate projections, net of applicable Risk Sharing, to each category for the current period to perform our quantitative calculation. Once the quantitative calculation is performed, we review the adequacy of the allowance for loan losses and determine if qualitative adjustments need to be considered.

Cash and Cash Equivalents

Cash and cash equivalents includes term federal funds, Eurodollar deposits, commercial paper, asset-backed commercial paper, treasuries, money market funds and bank deposits with original terms to maturity of less than three months.

Restricted Cash and Investments

Restricted cash primarily includes amounts held in student loan securitization trusts and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the trust assets and when principal and interest is paid on trust liabilities.

In connection with our tuition payment plan product, we receive payments from customers that in turn are owed to schools. This cash, a majority of which has been deposited at the Bank, our Utah industrial bank subsidiary, is held in escrow for the beneficial owners. In addition, the cash rebates that Upromise members earn from qualifying purchases from Upromise’s participating companies are held in trust for the benefit of the members. This cash is held pursuant to a trust document until distributed in accordance with the Upromise member’s request and/or the terms of the Upromise service agreement. Upromise, which acts as the trustee for the trust, has deposited a majority of the cash with the Bank pursuant to a money market deposit account agreement between the Bank and Upromise as trustee of the trust. Subject to capital requirements and other laws, regulations and restrictions applicable to Utah industrial banks, the cash that is deposited with the Bank in connection with the tuition payment plan and the Upromise rebates described above is not restricted and, accordingly, is not included in restricted cash and investments in our consolidated financial statements, as there is no restriction surrounding our use of the funds.

Securities pledged as collateral related to our derivative portfolio, where the counterparty has rights to replace the securities, are classified as restricted. When the counterparty does not have these rights, the security is recorded in investments and disclosed as pledged collateral in the notes. Additionally, certain counterparties require cash collateral pledged to us to be segregated and held in restricted cash accounts. Cash balances that our indentured trusts deposit in guaranteed investment contracts that are held in trust for the related note holders are classified as restricted investments. Finally, cash received from lending institutions that is invested pending disbursement for student loans is restricted and cannot be disbursed for any other purpose.

Investments

Our available-for-sale investment portfolio consists of investments that are AAA equivalent securities and are carried at fair value, with the temporary changes in fair value carried as a separate component of stockholders’ equity, net of taxes. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. Other-than-temporary impairment is evaluated by considering several factors, including the length of time and extent to which the fair value has been less than the amortized cost basis, the financial condition and near-term prospects of the security (considering factors such as adverse conditions specific to the security and ratings agency actions), and the intent and ability to retain the investment to allow for an anticipated recovery in fair value. The entire fair value loss on a security that is other-than-temporary impairment is recorded in earnings if we intend to sell the security or if it is more likely than not that we will be required to sell the security before the expected recovery of the loss. However, if the impairment is other-than-temporary, and those two conditions do not exist, the portion of the impairment related to credit losses is recorded in earnings and the impairment related to other factors is recorded in other comprehensive income. Securities classified as trading are accounted for at fair value with unrealized gains and losses included in investment income. Securities that we have the intent and ability to hold to maturity are classified as held-to-maturity and are accounted for at amortized cost unless the security is determined to have an other-than-temporary impairment. In this case it is accounted for in the same manner described above.

We also have other investments, including a receivable for cash collateral posted to derivative counterparties and our remaining investment in leveraged aircraft leases. These investments are accounted for at amortized cost net of impairments in other investments.

Interest Expense

Interest expense is based upon contractual interest rates adjusted for the amortization of debt issuance costs and premiums and the accretion of discounts. Our interest expense may also be adjusted for net payments/receipts related to interest rate and foreign currency swap agreements and interest rate futures contracts that qualify and are designated as hedges. Interest expense also includes the amortization of deferred gains and losses on closed hedge transactions that qualified as hedges. Amortization of debt issuance costs, premiums, discounts and terminated hedge-basis adjustments are recognized using the effective interest rate method.

In addition, three Private Education Loan securitizations issued in 2009 were callable at 93 or 94 percent of the outstanding principal (depending on the terms of the note). Two of these bonds have already been called and we have concluded that it is probable we will call the remaining bond at the call date at the designated discount. Probability is based on our assessment that this bond will be refinanced at the call date at or lower than a breakeven cost of funds based on the call discount. As a result, we are accreting this call discount as a reduction to interest expense through the first call date using the effective interest rate method. The bond is first callable in August 2013. We have accreted approximately $58 million, cumulatively, as a reduction of interest expense through December 31, 2012 related to the bond. If it becomes less than probable we will call this bond at a future date, it will result in us reversing this prior accretion as a cumulative catch-up adjustment.

Transfer of Financial Assets and Extinguishments of Liabilities

We account for loan sales and debt repurchases in accordance with the applicable accounting guidance. Our securitizations, indentured trust debt, ABCP borrowings, ED Conduit Program Facility and ED Participation Program Facility are accounted for as on-balance sheet secured borrowings. See “Securitization Accounting” of this Note 2 for further discussion on the criteria assessed to determine whether a transfer of financial assets is a sale or a secured borrowing and “Note 6 — Borrowings,” for further discussion on the ED Funding Programs. If a transfer of loans qualifies as a sale we derecognize the loan and recognize a gain or loss as the difference between the carry basis of the loan sold and liabilities retained and the compensation received.

We periodically repurchase our outstanding debt in the open market or through public tender offers. We record a gain or loss on the early extinguishment of debt based upon the difference between the carrying cost of the debt and the amount paid to the third party and is net of hedging gains and losses when the debt is in a qualifying hedge relationship.

We recognize the results of a transfer of loans and the extinguishment of debt based upon the settlement date of the transaction.

Securitization Accounting

Our securitizations use a two-step structure with a special purpose entity that legally isolates the transferred assets from us, even in the event of bankruptcy. Transactions receiving sale treatment are also structured to ensure that the holders of the beneficial interests issued are not constrained from pledging or exchanging their interests, and that we do not maintain effective control over the transferred assets. If these criteria are not met, then the transaction is accounted for as an on-balance sheet secured borrowing. In all cases, irrespective of whether they qualify as accounting sales our securitizations are legally structured to be sales of assets that isolate the transferred assets from us. If a securitization qualifies as a sale, we then assess whether we are the primary beneficiary of the securitization trust and are required to consolidate such trust. (See “Consolidation” of this Note 2.) If we are the primary beneficiary then no gain or loss is recognized. See “Consolidation” of this Note 2 for additional information regarding the accounting rules for consolidation when we are the primary beneficiary of these trusts.

Irrespective of whether a securitization receives sale or on-balance sheet treatment, our continuing involvement with our securitization trusts is generally limited to:

•	Owning the equity certificates of certain trusts.

•	The servicing of the student loan assets within the securitization trusts, on both a pre- and post-default basis.

•	Our acting as administrator for the securitization transactions we sponsored, which includes remarketing certain bonds at future dates.

•	Our responsibilities relative to representation and warranty violations.

•	Temporarily advancing to the trust certain borrower benefits afforded the borrowers of student loans that have been securitized. These advances subsequently are returned to us in the next quarter.

•	Certain back-to-back derivatives entered into by us contemporaneously with the execution of derivatives by certain Private Education Loan securitization trusts.

•	The option held by us to buy certain delinquent loans from certain Private Education Loan securitization trusts.

•	The option to exercise the clean-up call and purchase the student loans from the trust when the asset balance is 10 percent or less of the original loan balance.

•	The option (in certain trusts) to call rate reset notes in instances where the remarketing process has failed.

•	The option (in certain trusts that were TALF eligible in 2009) to call the outstanding bonds at a discount to par at a future date

The investors of the securitization trusts have no recourse to our other assets should there be a failure of the trusts to pay when due. Generally, the only arrangements under which we have to provide financial support to the trusts are representation and warranty violations requiring the buyback of loans.

Under the terms of the transaction documents of certain trusts, we have, from time to time, exercised our options to purchase delinquent loans from Private Education Loan trusts, to purchase the remaining loans from trusts once the loan balance falls below 10 percent of the original amount, or to call rate reset notes. Certain trusts maintain financial arrangements with third parties also typical of securitization transactions, such as derivative contracts (swaps) and bond insurance policies that, in the case of a counterparty failure, could adversely impact the value of any Residual Interest.

We do not record servicing assets or servicing liabilities when our securitization trusts are accounted for as on-balance sheet secured financings. As of December 31, 2012 and 2011, all of our securitization trusts are on-balance sheet and as a result we do not have servicing assets or liabilities recorded on the consolidated balance sheet related to our securitization trusts.

Derivative Accounting

The accounting guidance for our derivative instruments, which includes interest rate swaps, cross-currency interest rate swaps, interest rate futures contracts, interest rate cap contracts and Floor Income Contracts, requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded at fair value on the balance sheet as either an asset or liability. Derivative positions are recorded as net positions by counterparty based on master netting arrangements (see “Note 7 — Derivative Financial Instruments — Risk Management Strategy”) exclusive of accrued interest and cash collateral held or pledged.

Many of our derivatives, mainly interest rate swaps hedging the fair value of fixed-rate assets and liabilities, and cross-currency interest rate swaps, qualify as effective hedges. For these derivatives, the relationship between the hedging instrument and the hedged items (including the hedged risk and method for assessing effectiveness), as well as the risk management objective and strategy for undertaking various hedge transactions at the inception of the hedging relationship, is documented. Each derivative is designated to either a specific (or pool of) asset(s) or liability(ies) on the balance sheet or expected future cash flows, and designated as either a “fair value” or a “cash flow” hedge. Fair value hedges are designed to hedge our exposure to changes in fair value of a fixed rate or foreign denominated asset or liability, while cash flow hedges are designed to hedge our exposure to variability of either a floating rate asset’s or liability’s cash flows or an expected fixed rate debt issuance. For effective fair value hedges, both the derivative and the hedged item (for the risk being hedged) are marked-to-market with any difference reflecting ineffectiveness and recorded immediately in the statement of income. For effective cash flow hedges, the change in the fair value of the derivative is recorded in other comprehensive income, net of tax, and recognized in earnings in the same period as the earnings effects of the hedged item. The ineffective portion of a cash flow hedge is recorded immediately through earnings. The assessment of the hedge’s effectiveness is performed at inception and on an ongoing basis, generally using regression testing. For hedges of a pool of assets or liabilities, tests are performed to demonstrate the similarity of individual instruments of the pool. When it is determined that a derivative is not currently an effective hedge, ineffectiveness is recognized for the full change in value of the derivative with no offsetting mark-to-market of the hedged item for the current period. If it is also determined the hedge will not be effective in the future, we discontinue the hedge accounting prospectively, cease recording changes in the fair value of the hedged item, and begin amortization of any basis adjustments that exist related to the hedged item.

We also have derivatives, primarily Floor Income Contracts and certain basis swaps, that we believe are effective economic hedges but do not qualify for hedge accounting treatment. These derivatives are classified as “trading” and as a result they are marked-to-market through earnings with no consideration for the fair value fluctuation of the economically hedged item.

The “gains (losses) on derivative and hedging activities, net” line item in the consolidated statements of income includes the unrealized changes in the fair value of our derivatives (except effective cash flow hedges which are recorded in other comprehensive income), the unrealized changes in fair value of hedged items in qualifying fair value hedges, as well as the realized changes in fair value related to derivative net settlements and dispositions that do not qualify for hedge accounting. Net settlement income/expense on derivatives that qualify as hedges are included with the income or expense of the hedged item (mainly interest expense).

Servicing Revenue

Servicing revenue includes third-party loan servicing and Guarantor servicing revenue.

We perform loan servicing functions for third-parties in return for a servicing fee. Our compensation is typically based on a per-unit fee arrangement or a percentage of the loans outstanding. We recognize servicing revenues associated with these activities based upon the contractual arrangements as the services are rendered. We recognize late fees on third-party serviced loans as well as on loans in our portfolio according to the contractual provisions of the promissory notes, as well as our expectation of collectability.

We provide a full complement of administrative services to FFELP Guarantors including guarantee issuance through July 1, 2010, and account maintenance for Guarantor agencies. The fees associated with these services are recognized as the services are performed based on contractually determined rates.

Contingency Revenue

We receive fees for collections of delinquent debt on behalf of clients performed on a contingency basis. Revenue is earned and recognized upon receipt of the delinquent customer funds.

We also receive fees from Guarantor agencies for performing default aversion services on delinquent loans prior to default. The fee is received when the loan is initially placed with us and we are obligated to provide such services for the remaining life of the loan for no additional fee. In the event that the loan defaults, we are obligated to rebate a portion of the fee to the Guarantor agency in proportion to the principal and interest outstanding when the loan defaults. We recognize fees received, net of an estimate of future rebates owed due to subsequent defaults, over the service period which is estimated to be the life of the loan.

Other Income

Our Upromise subsidiary has a number of programs that encourage consumers to save for the cost of college education. We have established a consumer savings network which is designed to promote college savings by consumers who are members of this program by encouraging them to purchase goods and services from the companies that participate in the program (“Participating Companies”). Participating Companies generally pay Upromise fees based on member purchase volume, either online or in stores depending on the contractual arrangement with the Participating Company. We recognize revenue as marketing and administrative services are rendered based upon contractually determined rates and member purchase volumes.

Goodwill and Acquired Intangible Assets

We account for goodwill and acquired intangible assets in accordance with the applicable accounting guidance. Under this guidance goodwill is not amortized but is tested periodically for impairment. We test goodwill for impairment annually as of October 1 at the reporting unit level, which is the same as or one level below a business segment. Goodwill is also tested at interim periods if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

We assess qualitative factors to determine whether it is “more-likely-than-not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The “more-likely-than-not” threshold is defined as having a likelihood of more than 50 percent. If, after assessing relevant qualitative factors, we conclude that it is “more-likely-than-not” that the fair value of a reporting unit as of October 1 is less than its carrying amount, we will complete Step 1 of the goodwill impairment analysis. Step 1 consists of a comparison of the fair value of the reporting unit to the reporting unit’s carrying value, including goodwill. If the carrying value of the reporting unit exceeds the fair value, Step 2 in the goodwill impairment analysis is performed to measure the amount of impairment loss, if any. Step 2 of the goodwill impairment analysis compares the implied fair value of the reporting unit’s goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner consistent with determining goodwill in a business combination. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess.

Other acquired intangible assets include but are not limited to tradenames, customer and other relationships, and non-compete agreements. Acquired intangible assets with finite lives are amortized over their estimated useful lives in proportion to their estimated economic benefit. Finite-lived acquired intangible assets are reviewed for impairment using an undiscounted cash flow analysis when an event occurs or circumstances change indicating the carrying amount of a finite-lived asset or asset group may not be recoverable. If the carrying amount of the asset or asset groups exceeds the undiscounted cash flows, the fair value of the asset or asset group is determined using an acceptable valuation technique. An impairment loss would be recognized if the carrying amount of the asset (or asset group) exceeds the fair value of the asset or asset group. The impairment loss recognized would be the difference between the carrying amount and fair value. Indefinite-life acquired intangible assets are not amortized. We test these indefinite life acquired intangible assets for impairment annually as of October 1 or at interim periods if an event occurs or circumstances change that would indicate the carrying value of these assets may be impaired. The annual or interim impairment test of indefinite-lived acquired intangible assets is based primarily on a discounted cash flow analysis.

Restructuring Activities

From time to time we implement plans to restructure our business. In conjunction with these restructuring plans, involuntary benefit arrangements, disposal costs (including contract termination costs and other exit costs), as well as certain other costs that are incremental and incurred as a direct result of our restructuring plans, are classified as restructuring expenses in the accompanying consolidated statements of income.

We sponsor the SLM Corporation Employee Severance Plan (the “Severance Plan”) which provides severance benefits in the event of termination of our full-time employees (with the exception of certain specified levels of management) and part-time employees who work at least 24 hours per week. The Severance Plan establishes specified benefits based on base salary, job level immediately preceding termination and years of service upon termination of employment due to Involuntary Termination or a Job Abolishment, as defined in the Severance Plan. The benefits payable under the Severance Plan relate to past service and they accumulate and vest. Accordingly, we recognize severance costs to be paid pursuant to the Severance Plan when payment of such benefits is probable and reasonably estimable. Such benefits, including severance pay calculated based on the Severance Plan, medical and dental benefits, outplacement services and continuation pay, have been incurred during the years ended December 31, 2012, 2011 and 2010, as a direct result of our restructuring initiatives. Accordingly, such costs are classified as restructuring expenses in the accompanying consolidated statements of income. See “Note 12 — Restructuring Activities” for further information regarding our restructuring activities.

Contract termination costs are expensed at the earlier of (1) the contract termination date or (2) the cease use date under the contract. Other exit costs are expensed as incurred and classified as restructuring expenses if (1) the cost is incremental to and incurred as a direct result of planned restructuring activities and (2) the cost is not associated with or incurred to generate revenues subsequent to our consummation of the related restructuring activities.

Accounting for Stock-Based Compensation

We recognize stock-based compensation cost in our consolidated statements of income using the fair value based method. Under this method we determine the fair value of the stock-based compensation at the time of the grant and recognize the resulting compensation expense over the vesting period of the stock-based grant.

Income Taxes

We account for income taxes under the asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of our assets and liabilities. To the extent tax laws change, deferred tax assets and liabilities are adjusted in the period that the tax change is enacted.

“Income tax expense/(benefit)” includes (i) deferred tax expense/(benefit), which represents the net change in the deferred tax asset or liability balance during the year plus any change in a valuation allowance, and (ii) current tax expense/(benefit), which represents the amount of tax currently payable to or receivable from a tax authority plus amounts accrued for unrecognized tax benefits. Income tax expense/(benefit) excludes the tax effects related to adjustments recorded in equity.

If we have an uncertain tax position, then that tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. We recognize interest related to unrecognized tax benefits in income tax expense/(benefit), and penalties, if any, in operating expenses.

Earnings (Loss) per Common Share

We compute earnings (loss) per common share (“EPS”) by dividing net income allocated to common shareholders by the weighted average common shares outstanding. Net income allocated to common shareholders represents net income applicable to common shareholders (net income adjusted for preferred stock dividends including dividends declared, accretion of discounts on preferred stock including accelerated accretion when preferred stock is repaid early, and cumulative dividends related to the current dividend period that have not been declared as of period end). Diluted earnings per common share is computed by dividing income allocated to common shareholders by the weighted average common shares outstanding plus amounts representing the dilutive effect of stock options outstanding, restricted stock, restricted stock units, and the outstanding commitment to issue shares under the Employee Stock Purchase Plan. See “Note 10 — Earnings (Loss) per Common Share” for further discussion.

Discontinued Operations

A “Component” of a business comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company. When we determine that a Component of our business has been disposed of or has met the criteria to be classified as held-for-sale, such Component is presented separately as discontinued operations if the operations of the Component have been or will be eliminated from our ongoing operations and we will have no continuing involvement with the Component after the disposal transaction is complete. If a Component is classified as held-for-sale, then it is carried at the lower of its cost basis or fair value. Included within discontinued operations are the accounting results related to our purchasing delinquent and charged-off receivables on various types of consumer debt with a primary emphasis on charged-off credit card receivables and sub-performing and non-performing mortgage loans (Purchased Paper businesses), which have all been sold as of December 31, 2012. We are also presenting our Campus Solutions business, which was sold in the second quarter of 2013, and our 529 college savings plan administration business, for which the Company has entered into a definitive agreement of sale and which is anticipated to be sold in the fourth quarter of 2013, in discontinued operations for all periods presented. See “Note 17 — Discontinued Operations” for further discussion.

Statement of Cash Flows

Included in our financial statements is the consolidated statement of cash flows. It is our policy to include all derivative net settlements, irrespective of whether the derivative is a qualifying hedge, in the same section of the statement of cash flows that the derivative is economically hedging.

As discussed in “Restricted Cash and Investments” of this Note 2, our restricted cash balances primarily relate to on-balance sheet securitizations. This balance is primarily the result of timing differences between when principal and interest is collected on the trust assets and when principal and interest is paid on the trust liabilities. As such, changes in this balance are reflected in investing activities.

Reclassifications

Certain reclassifications have been made to the balances as of and for the years ended December 31, 2011 and 2010, to be consistent with classifications adopted for 2012, which had no effect on net income, total assets or total liabilities.

3.	Student Loans

There are three principal categories of FFELP Loans: Stafford, PLUS, and FFELP Consolidation Loans. Generally, Stafford and PLUS Loans have repayment periods of between five and ten years. FFELP Consolidation Loans have repayment periods of twelve to thirty years. FFELP Loans do not require repayment, or have modified repayment plans, while the customer is in-school and during the grace period immediately upon leaving school. The customer may also be granted a deferment or forbearance for a period of time based on need, during which time the customer is not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment and forbearance period. FFELP Loans obligate the customer to pay interest at a stated fixed rate or a variable rate reset annually (subject to a cap) on July 1 of each year depending on when the loan was originated and the loan type. FFELP Loans disbursed before April 1, 2006 earn interest at the greater of the borrower’s rate or a floating rate based on the SAP formula, with the interest earned on the floating rate that exceeds the interest earned from the customer being paid directly by ED. In low or certain declining interest rate environments when student loans are earning at the fixed borrower rate, and the interest on the funding for the loans is variable and declining, we can earn additional spread income that we refer to as Floor Income. For loans disbursed after April 1, 2006, FFELP Loans effectively only earn at the SAP rate, as the excess interest earned when the borrower rate exceeds the SAP rate (Floor Income) is required to be rebated to ED.

FFELP Loans are insured as to their principal and accrued interest in the event of default subject to a Risk Sharing level based on the date of loan disbursement. These insurance obligations are supported by contractual rights against the United States. For loans disbursed after October 1, 1993 and before July 1, 2006, we receive 98 percent reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, we receive 97 percent reimbursement.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This law includes changes that permit FFELP lenders or beneficial holders to change the index on which the Special Allowance Payments (“SAP”) are calculated for FFELP Loans first disbursed on or after January 1, 2000. The law allows holders to elect to move the index from the Commercial Paper (“CP”) Rate to the one-month LIBOR rate. We elected to use the one-month LIBOR rate rather than the CP rate commencing on April 1, 2012 in connection with our entire $128 billion of CP indexed loans. This change will help us to better match loan yields with our financing costs. This election did not materially affect our results for the year ended December 31, 2012.

We offer a variety of Private Education Loans. The Private Education Loans we make are largely to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or customers’ resources. Private Education Loans bear the full credit risk of the customer. We manage this additional risk through historical risk-performance underwriting strategies and the addition of qualified cosigners. Private Education Loans generally carry a variable rate indexed to LIBOR or Prime indices. We encourage customers to include a cosigner on the loan, and the majority of loans in our portfolio are cosigned. Similar to FFELP loans, Private Education Loans are generally non-dischargeable in bankruptcy. Most loans have repayment terms of 15 years or more, and payments are typically deferred until after graduation; however, in June 2009 we began to offer interest-only or fixed payment options while the customer is enrolled in school. Similar to FFELP loans, we offer payment deferment to qualifying customers during in-school periods, and offer periods of forbearance subject to maximum terms of 24 months. Forbearance may be granted to customers who are exiting their grace period to provide additional time to obtain employment and income to support their obligations, or to current customers who are faced with a hardship and request forbearance time to provide temporary payment relief. Interest continues to accrue on loans in any deferred or forbearance period.

The estimated weighted average life of student loans in our portfolio was approximately 8.0 years and 7.6 years at December 31, 2012 and 2011, respectively. The following table reflects the distribution of our student loan portfolio by program.

	December 31, 2012		Year Ended December 31, 2012
(Dollars in millions)	Ending Balance	% of Balance	Average Balance	Average Effective Interest Rate
FFELP Stafford and Other Student Loans, net(1)	$44,289	27%	$47,629	1.98%
FFELP Consolidation Loans, net	81,323	50	84,495	2.73
Private Education Loans, net	36,934	23	37,691	6.58

Total student loans, net	$162,546	100%	$169,815	3.38%

	December 31, 2011		Year Ended December 31, 2011
(Dollars in millions)	Ending Balance	% of Balance	Average Balance	Average Effective Interest Rate
FFELP Stafford and Other Student Loans, net(1)	$50,440	29%	$53,163	1.92%
FFELP Consolidation Loans, net	87,690	50	89,946	2.71
Private Education Loans, net	36,290	21	36,955	6.57

Total student loans, net	$174,420	100%	$180,064	3.27%

(1)	The FFELP category is primarily Stafford Loans, but also includes federally guaranteed PLUS and HEAL Loans.

As of December 31, 2012 and 2011, 75 percent and 71 percent, respectively, of our student loan portfolio was in repayment.

Loan Acquisitions and Sales

In 2010, we sold to ED approximately $20.4 billion face amount of loans as part of the Purchase Program. These loan sales resulted in a $321 million gain. Outstanding debt of $20.3 billion has been paid down related to the Participation Program in connection with these loan sales. See “Note 6 — Borrowings” for a discussion of the ED Purchase and Participation Programs.

Certain Collection Tools — Private Education Loans

Forbearance involves granting the customer a temporary cessation of payments (or temporary acceptance of smaller than scheduled payments) for a specified period of time. Using forbearance extends the original term of the loan. Forbearance does not grant any reduction in the total repayment obligation (principal or interest). While in forbearance status, interest continues to accrue and is capitalized to principal when the loan re-enters repayment status. Our forbearance policies include limits on the number of forbearance months granted consecutively and the total number of forbearance months granted over the life of the loan. In some instances, we require good-faith payments before granting forbearance. Exceptions to forbearance policies are permitted when such exceptions are judged to increase the likelihood of collection of the loan. Forbearance as a collection tool is used most effectively when applied based on a customer’s unique situation, including historical information and judgments. We leverage updated customer information and other decision support tools to best determine who will be granted forbearance based on our expectations as to a customer’s ability and willingness to repay their obligation. This strategy is aimed at mitigating the overall risk of the portfolio as well as encouraging cash resolution of delinquent loans.

Forbearance may be granted to customers who are exiting their grace period to provide additional time to obtain employment and income to support their obligations, or to current customers who are faced with a hardship and request forbearance time to provide temporary payment relief. In these circumstances, a customer’s loan is placed into a forbearance status in limited monthly increments and is reflected in the forbearance status at month-end during this time. At the end of the granted forbearance period, the customer will enter repayment status as current and is expected to begin making scheduled monthly payments on a go-forward basis.

Forbearance may also be granted to customers who are delinquent in their payments. In these circumstances, the forbearance cures the delinquency and the customer is returned to a current repayment status. In more limited instances, delinquent customers will also be granted additional forbearance time.

During 2009, we instituted an interest rate reduction program to assist customers in repaying their Private Education Loans through reduced payments, while continuing to reduce their outstanding principal balance. This program is offered in situations where the potential for principal recovery, through a modification of the monthly payment amount, is better than other alternatives currently available. Along with demonstrating the ability and willingness to pay, the customer must make three consecutive monthly payments at the reduced rate to qualify for the program. Once the customer has made the initial three payments, the loan’s status is returned to current and the interest rate is reduced for the successive twelve month period.

4.	Allowance for Loan Losses

Our provisions for loan losses represent the periodic expense of maintaining an allowance sufficient to absorb incurred probable losses, net of expected recoveries, in the held-for-investment loan portfolios. The evaluation of the provisions for loan losses is inherently subjective as it requires material estimates that may be susceptible to significant changes. We believe that the allowance for loan losses is appropriate to cover probable losses incurred in the loan portfolios. We segregate our Private Education Loan portfolio into two classes of loans — traditional and non-traditional. Non-traditional loans are loans to (i) customers attending for-profit schools with an original Fair Isaac and Company (“FICO”) score of less than 670 and (ii) customers attending not-for-profit schools with an original FICO score of less than 640. The FICO score used in determining whether a loan is non-traditional is the greater of the customer or cosigner FICO score at origination. Traditional loans are defined as all other Private Education Loans that are not classified as non-traditional.

Allowance for Loan Losses Metrics

	Allowance for Loan Losses
	Year Ended December 31, 2012
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$187	$2,171	$69	$2,427
Total provision	72	1,008	—	1,080
Charge-offs(1)	(92)	(1,037)	(22)	(1,151)
Student loan sales	(8)	—	—	(8)
Reclassification of interest reserve(2)	—	29	—	29

Ending Balance	$159	$2,171	$47	$2,377

Allowance:
Ending balance: individually evaluated for impairment	$—	$1,126	$35	$1,161
Ending balance: collectively evaluated for impairment	$159	$1,045	$12	$1,216
Loans:
Ending balance: individually evaluated for impairment	$—	$7,560	$69	$7,629
Ending balance: collectively evaluated for impairment	$124,335	$32,341	$116	$156,792
Charge-offs as a percentage of average loans in repayment	.10%	3.37%	9.51%
Charge-offs as a percentage of average loans in repayment and forbearance	.08%	3.24%	9.51%
Allowance as a percentage of the ending total loan balance	.13%	5.44%	25.39%
Allowance as a percentage of the ending loans in repayment	.18%	6.89%	25.39%
Allowance coverage of charge-offs	1.7	2.1	2.1
Ending total loans(3)	$124,335	$39,901	$185
Average loans in repayment	$91,653	$30,750	$231
Ending loans in repayment	$90,731	$31,514	$185

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

	Allowance for Loan Losses
	Year Ended December 31, 2011
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$189	$2,022	$72	$2,283
Total provision	86	1,179	30	1,295
Charge-offs(1)	(78)	(1,072)	(33)	(1,183)
Student loan sales	(10)	—	—	(10)
Reclassification of interest reserve(2)	—	42	—	42

Ending Balance	$187	$2,171	$69	$2,427

Allowance:
Ending balance: individually evaluated for impairment	$—	$762	$51	$813
Ending balance: collectively evaluated for impairment	$187	$1,409	$18	$1,614
Loans:
Ending balance: individually evaluated for impairment	$—	$5,313	$93	$5,406
Ending balance: collectively evaluated for impairment	$136,643	$34,021	$170	$170,834
Charge-offs as a percentage of average loans in repayment	.08%	3.72%	11.30%
Charge-offs as a percentage of average loans in repayment and forbearance	.07%	3.55%	11.30%
Allowance as a percentage of the ending total loan balance	.14%	5.52%	26.26%
Allowance as a percentage of the ending loans in repayment	.20%	7.19%	26.26%
Allowance coverage of charge-offs	2.4	2.0	2.1
Ending total loans(3)	$136,643	$39,334	$263
Average loans in repayment	$94,359	$28,790	$294
Ending loans in repayment	$94,181	$30,185	$263

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

	Allowance for Loan Losses
	Year Ended December 31, 2010
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$161	$1,443	$76	$1,680
Total provision	98	1,298	23	1,419
Charge-offs(1)	(87)	(1,291)	(27)	(1,405)
Student loan sales	(8)	—	—	(8)
Reclassification of interest reserve(2)	—	48	—	48
Consolidation of securitization trusts(3)	25	524	—	549

Ending Balance	$189	$2,022	$72	$2,283

Allowance:
Ending balance: individually evaluated for impairment	$—	$114	$59	$173
Ending balance: collectively evaluated for impairment	$189	$1,908	$13	$2,110
Loans:
Ending balance: individually evaluated for impairment	$—	$444	$114	$558
Ending balance: collectively evaluated for impairment	$146,938	$38,128	$228	$185,294
Charge-offs as a percentage of average loans in repayment	.11%	5.04%	6.95%
Charge-offs as a percentage of average loans in repayment and forbearance	.09%	4.79%	6.95%
Allowance as a percentage of the ending total loan balance	.13%	5.24%	21.18%
Allowance as a percentage of the ending loans in repayment	.20%	7.26%	21.18%
Allowance coverage of charge-offs	2.2	1.6	2.7
Ending total loans(4)	$146,938	$38,572	$342
Average loans in repayment	$82,255	$25,596	$383
Ending loans in repayment	$96,696	$27,852	$342

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance all off-balance sheet loans were consolidated on-balance sheet. (See “Note 2 — Significant Accounting Policies — Consolidation.”)

(4)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

Key Credit Quality Indicators

FFELP Loans are substantially insured and guaranteed as to their principal and accrued interest in the event of default; therefore, the key credit quality indicator for this portfolio is loan status. The impact of changes in loan status is incorporated quarterly into the allowance for loan losses calculation.

For Private Education Loans, the key credit quality indicators are school type, FICO scores, the existence of a cosigner, the loan status and loan seasoning. The school type/FICO score are assessed at origination and maintained through the traditional/non-traditional loan designation. The other Private Education Loan key quality indicators can change and are incorporated quarterly into the allowance for loan losses calculation. The following table highlights the principal balance (excluding the receivable for partially charged-off loans) of our Private Education Loan portfolio stratified by the key credit quality indicators.

	Private Education Loans Credit Quality Indicators
	December 31, 2012		December 31, 2011
(Dollars in millions)	Balance(3)	% of Balance	Balance(3)	% of Balance
Credit Quality Indicators
School Type/FICO Scores:
Traditional	$35,347	92%	$34,528	91%
Non-Traditional(1)	3,207	8	3,565	9

Total	$38,554	100%	$38,093	100%

Cosigners:
With cosigner	$24,907	65%	$23,507	62%
Without cosigner	13,647	35	14,586	38

Total	$38,554	100%	$38,093	100%

Seasoning(2):
1-12 payments	$7,371	19%	$9,246	24%
13-24 payments	6,137	16	6,837	18
25-36 payments	6,037	16	5,677	15
37-48 payments	4,780	12	3,778	10
More than 48 payments	8,325	22	6,033	16
Not yet in repayment	5,904	15	6,522	17

Total	$38,554	100%	$38,093	100%

(1)	Defined as loans to customers attending for-profit schools (with a FICO score of less than 670 at origination) and customers attending not-for-profit schools (with a FICO score of less than 640 at origination).

(2)	Number of months in active repayment for which a scheduled payment was due.

(3)	Balance represents gross Private Education Loans.

The following tables provide information regarding the loan status and aging of past due loans.

	FFELP Loan Delinquencies
	December 31,
	2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$17,702		$22,887		$28,214
Loans in forbearance(2)	15,902		19,575		22,028
Loans in repayment and percentage of each status:
Loans current	75,499	83.2%	77,093	81.9%	80,026	82.8%
Loans delinquent 31-60 days(3)	4,710	5.2	5,419	5.8	5,500	5.7
Loans delinquent 61-90 days(3)	2,788	3.1	3,438	3.7	3,178	3.3
Loans delinquent greater than 90 days(3)	7,734	8.5	8,231	8.6	7,992	8.2

Total FFELP Loans in repayment	90,731	100%	94,181	100%	96,696	100%

Total FFELP Loans, gross	124,335		136,643		146,938
FFELP Loan unamortized premium	1,436		1,674		1,900

Total FFELP Loans	125,771		138,317		148,838
FFELP Loan allowance for losses	(159)		(187)		(189)

FFELP Loans, net	$125,612		$138,130		$148,649

Percentage of FFELP Loans in repayment		73.0%		68.9%		65.8%

Delinquencies as a percentage of FFELP Loans in repayment		16.8%		18.1%		17.2%

FFELP Loans in forbearance as a percentage of loans in repayment and forbearance		14.9%		17.2%		18.6%

(1)	Loans for customers who may still be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation, as well as loans for customers who have requested and qualify for other permitted program deferments such as military, unemployment, or economic hardships.

(2)	Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making full payments due to hardship or other factors.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

	Private Education Traditional Loan Delinquencies
	December 31,
	2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$5,421		$5,866		$7,419
Loans in forbearance(2)	996		1,195		1,156
Loans in repayment and percentage of each status:
Loans current	26,597	91.9%	25,110	91.4%	22,850	91.2%
Loans delinquent 31-60 days(3)	837	2.9	868	3.2	794	3.2
Loans delinquent 61-90 days(3)	375	1.3	393	1.4	340	1.4
Loans delinquent greater than 90 days(3)	1,121	3.9	1,096	4.0	1,060	4.2

Total traditional loans in repayment	28,930	100%	27,467	100%	25,044	100%

Total traditional loans, gross	35,347		34,528		33,619
Traditional loans unamortized discount	(713)		(792)		(801)

Total traditional loans	34,634		33,736		32,818
Traditional loans receivable for partially charged-off loans	797		705		558
Traditional loans allowance for losses	(1,637)		(1,542)		(1,231)

Traditional loans, net	$33,794		$32,899		$32,145

Percentage of traditional loans in repayment		81.9%		80.0%		74.5%

Delinquencies as a percentage of traditional loans in repayment		8.1%		8.6%		8.8%

Loans in forbearance as a percentage of loans in repayment and forbearance		3.3%		4.2%		4.4%

(1)	Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(2)	Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

	Private Education Non-Traditional Loan Delinquencies
	December 31,
	2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$483		$656		$921
Loans in forbearance(2)	140		191		184
Loans in repayment and percentage of each status:
Loans current	1,978	76.5%	2,012	74.0%	2,038	72.6%
Loans delinquent 31-60 days(3)	175	6.8	208	7.7	217	7.7
Loans delinquent 61-90 days(3)	106	4.1	127	4.7	131	4.7
Loans delinquent greater than 90 days(3)	325	12.6	371	13.6	422	15.0

Total non-traditional loans in repayment	2,584	100%	2,718	100%	2,808	100%

Total non-traditional loans, gross	3,207		3,565		3,913
Non-traditional loans unamortized discount	(83)		(81)		(93)

Total non-traditional loans	3,124		3,484		3,820
Non-traditional loans receivable for partially charged-off loans	550		536		482
Non-traditional loans allowance for losses	(534)		(629)		(791)

Non-traditional loans, net	$3,140		$3,391		$3,511

Percentage of non-traditional loans in repayment		80.6%		76.2%		71.8%

Delinquencies as a percentage of non-traditional loans in repayment		23.4%		26.0%		27.4%

Loans in forbearance as a percentage of loans in repayment and forbearance		5.1%		6.6%		6.1%

(1)	Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(2)	Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

Receivable for Partially Charged-Off Private Education Loans

At the end of each month, for loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “receivable for partially charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for loan losses with an offsetting reduction in the receivable for partially charged-off Private Education Loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. Private Education Loans which defaulted between 2008 and 2011 for which we have previously charged off estimated losses have, to varying degrees, not met our post-default recovery expectations to date and may continue not to do so. According to our policy, we have been charging off these periodic shortfalls in expected recoveries against our allowance for Private Education Loan losses and the related receivable for partially charged-off Private Education Loans and we will continue to do so. Differences in actual future recoveries on these defaulted loans could affect our receivable for partially charged-off Private Education Loans.

There was $198 million and $148 million in allowance for Private Education Loan losses at December 31, 2012 and 2011, respectively, providing for possible additional future charge-offs related to the receivable for partially charged-off Private Education Loans.

The following table summarizes the activity in the receivable for partially charged-off loans.

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
Receivable at beginning of period	$1,241	$1,040	$499
Expected future recoveries of current period defaults(1)	351	391	459
Recoveries(2)	(189)	(155)	(104)
Charge-offs(3)	(56)	(35)	(43)
Consolidation of securitization trusts(4)	—	—	229

Receivable at end of period	1,347	1,241	1,040
Allowance for estimated recovery shortfalls(5)	(198)	(148)	—

Net receivable at end of period	$1,149	$1,093	$1,040

(1)	Represents the difference between the loan balance and our estimate of the amount to be collected in the future.

(2)	Current period cash collections.

(3)	Represents the current period recovery shortfall — the difference between what was expected to be collected and what was actually collected. These amounts are included in the Private Education Loan total charge-offs as reported in the “Allowance for Loan Losses Metrics” tables.

(4)	On January 1, 2010, upon the adoption of the new consolidation accounting guidance all off-balance sheet loans were consolidated on-balance sheet.

(5)	The allowance for estimated recovery shortfalls of the receivable for partially charged-off Private Education Loans is a component of the $2.2 billion overall allowance for Private Education Loan losses as of December 31, 2012 and 2011, respectively.

Troubled Debt Restructurings (“TDRs”)

We modify the terms of loans for certain customers when we believe such modifications may increase the ability and willingness of a customer to make payments and thus increase the ultimate overall amount collected on a loan. These modifications generally take the form of a forbearance, a temporary interest rate reduction or an extended repayment plan. For customers experiencing financial difficulty, certain Private Education Loans for which we have granted either a forbearance of greater than three months, an interest rate reduction or an extended repayment plan are classified as TDRs. Forbearance provides customers the ability to defer payments for a period of time, but does not result in the forgiveness of any principal or interest. While in forbearance status, interest continues to accrue and is capitalized to principal when the loan re-enters repayment status. The recorded investment of loans granted a forbearance that were classified as TDRs was $6.4 billion and $4.5 billion at December 30, 2012 and 2011, respectively. The recorded investment for TDRs from loans granted interest rate reductions or extended repayment plans was $0.9 billion and $0.7 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the percentage of loans granted forbearance that have migrated to a TDR classification due to the extension of the forbearance period was 43 percent and 33 percent, respectively.

At December 31, 2012 and 2011, all of our TDR loans had a related allowance recorded. The following table provides the recorded investment, unpaid principal balance and related allowance for our TDR loans.

	TDR Loans
(Dollars in millions)	Recorded Investment(1)	Unpaid Principal Balance	Related Allowance
December 31, 2012
Private Education Loans — Traditional	$5,999	$6,074	$844
Private Education Loans — Non-Traditional	1,295	1,303	282

Total	$7,294	$7,377	$1,126

December 31, 2011
Private Education Loans — Traditional	$4,201	$4,259	$546
Private Education Loans — Non-Traditional	1,048	1,054	216

Total	$5,249	$5,313	$762

(1)	The recorded investment is equal to the unpaid principal balance and accrued interest receivable net of unamortized deferred fees and costs.

The following table provides the average recorded investment and interest income recognized for our TDR loans.

	Years Ended December 31,
	2012		2011		2010
(Dollars in millions)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Private Education Loans — Traditional	$5,243	$333	$1,960	$121	$210	$6
Private Education Loans — Non-Traditional	1,230	106	560	48	156	7

Total	$6,473	$439	$2,520	$169	$366	$13

The following tables provide information regarding the loan status and aging of TDR loans that are past due.

	TDR Loan Delinquencies
	December 31,
	2012		2011		2010
(Dollars in millions)	Balance	%	Balance	%	Balance	%
Loans in deferment(1)	$574		$285		$16
Loans in forbearance(2)	544		696		12
Loans in repayment and percentage of each status:
Loans current	4,619	73.8%	3,018	69.7%	281	67.7%
Loans delinquent 31-60 days(3)	478	7.6	427	9.8	33	7.9
Loans delinquent 61-90 days(3)	254	4.1	215	5.0	24	5.7
Loans delinquent greater than 90 days(3)	908	14.5	672	15.5	78	18.7

Total TDR loans in repayment	6,259	100%	4,332	100%	416	100%

Total TDR loans, gross	$7,377		$5,313		$444

(1)	Loans for customers who have requested and qualify for permitted program deferments such as military, unemployment, or economic hardships.

(2)	Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making full payments due to hardship or other factors.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

The following table provides the amount of modified loans that resulted in a TDR in the periods presented. Additionally, the table summarizes charge-offs occurring in the TDR portfolio, as well as TDRs for which a payment default occurred in the current period within 12 months of the loan first being designated as a TDR. We define payment default as 60 days past due for this disclosure. The majority of our loans that are considered TDRs involve a temporary forbearance of payments and do not change the contractual interest rate of the loan.

	Years Ended December 31,
	2012			2011			2010
(Dollars in millions)	Modified Loans(1)	Charge- Offs(2)	Payment- Default	Modified Loans(1)	Charge- Offs(2)	Payment- Default	Modified Loans(1)	Charge- Offs(2)	Payment- Default
Private Education Loans — Traditional	$2,375	$389	$1,351	$4,103	$99	$1,036	$171	$18	$50
Private Education Loans — Non-Traditional	443	152	420	951	55	414	106	25	39

Total	$2,818	$541	$1,771	$5,054	$154	$1,450	$277	$43	$89

(1)	Represents period ending balance of loans that have been modified during the period and resulted in a TDR.

(2)	Represents loans that charged off that were classified as TDRs.

Accrued Interest Receivable

The following table provides information regarding accrued interest receivable on our Private Education Loans. The table also discloses the amount of accrued interest on loans greater than 90 days past due as compared to our allowance for uncollectible interest. The allowance for uncollectible interest exceeds the amount of accrued interest on our 90 days past due portfolio for all periods presented.

	Accrued Interest Receivable As of December 31,
(Dollars in millions)	Total	Greater Than 90 Days Past Due	Allowance for Uncollectible Interest
2012
Private Education Loans — Traditional	$798	$39	$45
Private Education Loans — Non-Traditional	106	16	22

Total	$904	$55	$67

2011
Private Education Loans — Traditional	$870	$36	$44
Private Education Loans — Non-Traditional	148	18	28

Total	$1,018	$54	$72

2010
Private Education Loans — Traditional	$1,062	$35	$57
Private Education Loans — Non-Traditional	209	20	37

Total	$1,271	$55	$94

5.	Goodwill and Acquired Intangible Assets

Goodwill

All acquisitions must be assigned to a reporting unit or units. A reporting unit is the same as, or one level below, a reportable segment. We have four reportable segments: Consumer Lending, Business Services, FFELP Loans and Other. The following table summarizes our goodwill, accumulated impairments and net goodwill for our reporting units and reportable segments.

	As of December 31, 2012			As of December 31, 2011
(Dollars in millions)	Gross	Accumulated Impairments	Net	Gross	Accumulated Impairments	Net
Total FFELP Loans reportable segment	$194	$(4)	$190	$194	$(4)	$190
Total Consumer Lending reportable segment	147	—	147	147	—	147
Business Services reportable segment:
Servicing	50	—	50	50	—	50
Contingency Services	136	(129)	7	136	(129)	7
Wind-down Guarantor Servicing	256	(256)	—	256	(256)	—
Insurance Services	9	(9)	—	11	—	11
Upromise	140	(140)	—	140	(140)	—

Total Business Services reportable segment	591	(534)	57	593	(525)	68

Total	$932	$(538)	$394	$934	$(529)	$405

Goodwill Impairment Testing

In performing our annual goodwill impairment analysis as of October 1, 2012, we assessed relevant qualitative factors to determine whether it is “more-likely-than-not” that the fair value of an individual reporting unit is less than its carrying value. As part of our qualitative assessment, we considered the amount of excess fair value over the carrying values of the FFELP Loans, Private Education Loans and Servicing reporting units as of October 1, 2010 when we performed a step 1 goodwill impairment test and engaged an appraisal firm to estimate the fair values of these reporting units. The fair value of each reporting unit at October 1, 2010 significantly exceeded its carrying amount.

The following table illustrates the carrying value of equity for reporting units that had remaining goodwill as of December 31, 2010, the estimated fair value determined in conjunction with Step 1 impairment testing in the fourth quarter of 2010 as determined by a third-party appraisal firm and the excess of the estimated fair value over the carrying value of equity at December 31, 2010.

	Carrying Value of Equity	Fair Value of Equity	$ Difference	% Difference
(Dollars in millions)
FFELP Loans	$1,777	$3,766	$1,989	112%
Servicing	123	1,290	1,167	949
Consumer Lending	1,920	2,914	994	52

In conjunction with our qualitative assessment, we also considered the current legislative environment, our 2012 stock price, market capitalization and EPS results as well as significant reductions in our operating expenses. During 2012, there were no significant changes to legislation that would impact current reporting unit fair values. Further, we believe the other qualitative factors we considered would indicate favorable changes to reporting unit fair values since appraised values were determined as of October 1, 2010. After assessing these relevant qualitative factors, we determined that it is more-likely-than-not that the fair values of the FFELP Loans, Private Education Loans and Servicing reporting units exceed their carrying amounts. Accordingly, we did not perform the Step 1 impairment analysis as of October 1, 2012 for these reporting units.

During 2012, we finalized the purchase accounting for two 2011 acquisitions in the Business Services reportable segment which resulted in goodwill of $16 million, $7 million of which is attributed to the Contingency Services reporting unit and $9 million of which is attributed to the Insurance Services reporting unit. We performed Step 1 impairment testing for the Contingency Services and Insurance Services reporting units. The fair value of the Contingency Services and Insurance Services reporting units in the Step 1 impairment analysis was determined using the income approach. The income approach measures the value of each reporting unit’s future economic benefit determined by its discounted cash flows derived from our projections plus an assumed terminal growth rate adjusted for what it believes a market participant would assume in an acquisition. These projections are generally five-year projections that reflect the inherent risk a willing buyer would consider when valuing these businesses.

Based on the annual Step 1 impairment testing, there was no indicated impairment for the Contingency Services reporting unit. The Step 1 impairment testing for the Insurance Services reporting unit indicated potential impairment of goodwill. Under the second step of the analysis, determining the implied fair value of goodwill requires valuation of a reporting unit’s identifiable tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. In conjunction with the second step of the impairment analysis, the $9 million of goodwill attributed to this reporting unit was fully impaired.

Continued weakness in the economy coupled with changes in legislation could adversely affect the operating results of our reporting units. If the forecasted performance of our reporting units is not achieved, or if our stock price declines to a depressed level resulting in deterioration in our total market capitalization, the fair value of the FFELP Loans, Servicing, Private Education Loans and Contingency Services reporting units could be significantly reduced, and we may be required to record a charge to our earnings, which could be material, for an impairment of goodwill.

Acquired Intangible Assets

Acquired intangible assets include the following:

	As of December 31, 2012			As of December 31, 2011
(Dollars in millions)	Cost Basis(1)	Accumulated Impairment and Amortization(1)	Net	Cost Basis(1)	Accumulated Impairment and Amortization(1)	Net
Intangible assets subject to amortization:
Customer, services and lending relationships	$303	$(270)	$33	$303	$(253)	$50
Software and technology	93	(93)	—	93	(93)	—
Trade names and trademarks	54	(34)	20	54	(31)	23

Total acquired intangible assets	$450	$(397)	$53	$450	$(377)	$73

(1)	Accumulated impairment and amortization includes impairment amounts only if the acquired intangible asset has been deemed partially impaired. When an acquired intangible asset is considered fully impaired, and no longer in use, the cost basis and any accumulated amortization related to the asset is written off.

(2)	Intangible assets not subject to amortization include tradenames and trademarks totaling $10 million, net of accumulated impairment and amortization.

We recorded amortization of acquired intangible assets from continuing operations totaling $18 million, $21 million, and $31 million for the years ended December 31, 2012, 2011 and 2010, respectively. We will continue to amortize our intangible assets with definite useful lives over their remaining estimated useful lives. We estimate amortization expense associated with these intangible assets will be $12 million, $9 million, $6 million, $4 million and $1 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

As discussed in “Note 2 — Significant Accounting Policies,” we test our indefinite life intangible assets annually as of October 1 or during the course of the year if an event occurs or circumstances change which indicate potential impairment of these assets. As of October 1, 2012, the fair values of the indefinite life intangible assets exceed their carrying values. Accordingly, we recorded no impairment. We also assess whether an event or circumstance has occurred which may indicate impairment of our definite life (amortizing) intangible assets quarterly. During 2012, no such events or circumstances occurred that indicated our definite life intangible assets may be impaired.

6.	Borrowings

Borrowings consist of secured borrowings issued through our securitization program, borrowings through secured facilities and participation programs, unsecured notes issued by us, term and other deposits at the Bank, and other interest-bearing liabilities related primarily to obligations to return cash collateral held. To match the interest rate and currency characteristics of our borrowings with the interest rate and currency characteristics of our assets, we enter into interest rate and foreign currency swaps with independent parties. Under these agreements, we make periodic payments, generally indexed to the related asset rates or rates which are highly correlated to the asset rates, in exchange for periodic payments which generally match our interest obligations on fixed or variable rate notes (see “Note 7 — Derivative Financial Instruments”). Payments and receipts on our interest rate and currency swaps are not reflected in the following tables.

The following table summarizes our borrowings.

	December 31, 2012			December 31, 2011
(Dollars in millions)	Short Term	Long Term	Total	Short Term	Long Term	Total
Unsecured borrowings:
Senior unsecured debt	$2,319	$15,446	$17,765	$1,801	$15,199	$17,000
Brokered deposits	979	3,088	4,067	1,733	1,956	3,689
Retail and other deposits	3,247	—	3,247	2,123	—	2,123
Other(1)	1,609	—	1,609	1,329	—	1,329

Total unsecured borrowings	8,154	18,534	26,688	6,986	17,155	24,141

Secured borrowings:
FFELP Loan securitizations	—	105,525	105,525	—	107,905	107,905
Private Education Loan securitizations	—	19,656	19,656	—	19,297	19,297
ED Conduit Program Facility	9,551	—	9,551	21,313	—	21,313
FFELP ABCP Facility	—	4,154	4,154	—	4,445	4,445
Private Education Loan ABCP Facility	—	1,070	1,070	—	1,992	1,992
Acquisition financing(2)	—	673	673	—	916	916
FHLB-DM Facility	2,100	—	2,100	1,210	—	1,210

Total secured borrowings	11,651	131,078	142,729	22,523	134,555	157,078

Total before hedge accounting adjustments	19,805	149,612	169,417	29,509	151,710	181,219
Hedge accounting adjustments	51	2,789	2,840	64	2,683	2,747

Total	$19,856	$152,401	$172,257	$29,573	$154,393	$183,966

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposures.

(2)	Relates to the acquisition of $25 billion of student loans at the end of 2010.

Short-term Borrowings

Short-term borrowings have a remaining term to maturity of one year or less. The following tables summarize outstanding short-term borrowings (secured and unsecured), the weighted average interest rates at the end of each period, and the related average balances and weighted average interest rates during the periods. Rates reflect stated interest of borrowings and related discounts and premiums.

	December 31, 2012		Year Ended December 31, 2012
(Dollars in millions)	Ending Balance	Weighted Average Interest Rate	Average Balance	Weighted Average Interest Rate
Brokered deposits	$979	3.24%	$1,077	3.10%
Retail and other deposits	3,247	.84	2,460	.85
FHLB-DM Facility	2,100	.33	1,481	.34
ED Conduit Program Facility	9,551	.81	16,118	.82
FFELP ABCP Facility	—	—	7	.95
Senior unsecured debt	2,369	4.24	2,214	4.49
Other interest bearing liabilities	1,610	.31	1,474	.21

Total short-term borrowings	$19,856	1.25%	$24,831	1.19%

Maximum outstanding at any month end	$29,160

	December 31, 2011		Year Ended December 31, 2011
(Dollars in millions)	Ending Balance	Weighted Average Interest Rate	Average Balance	Weighted Average Interest Rate
Brokered deposits	$1,733	2.80%	$1,489	3.17%
Retail and other deposits	2,123	1.00	1,684	1.11
FHLB-DM Facility	1,210	.24	893	.25
ED Conduit Program Facility	21,313	.67	22,869	.75
FFELP ABCP Facility	—	—	221	1.01
Senior unsecured debt	1,865	4.37	3,070	2.97
Other interest bearing liabilities	1,329	.04	1,187	.10

Total short-term borrowings	$29,573	1.01%	$31,413	1.06%

Maximum outstanding at any month end	$33,100

Long-term Borrowings

The following tables summarize outstanding long-term borrowings (secured and unsecured), the weighted average interest rates at the end of the periods, and the related average balances during the periods. Rates reflect stated interest rate of borrowings and related discounts and premiums.

	December 31, 2012		Year Ended December 31, 2012
	Ending Balance(1)	Weighted Average Interest Rate(2)
(Dollars in millions)			Average Balance
Floating rate notes:
U.S. dollar-denominated:
Interest bearing, due 2014-2048	$112,408	1.04%	$113,236
Non-U.S. dollar-denominated:
Interest bearing, due 2021-2041	10,819	.53	11,463

Total floating rate notes	123,227	1.00	124,699
Fixed rate notes:
U.S. dollar-denominated:
Interest bearing, due 2014-2046	16,096	5.57	14,203
Non-U.S.-dollar denominated:
Interest bearing, due 2014-2039	4,061	3.39	2,882

Total fixed rate notes	20,157	5.13	17,085
Brokered deposits — U.S. dollar-denominated, due 2014-2017	3,120	1.77	2,216
FFELP ABCP Facility	4,154	.74	4,726
Private Education Loan ABCP Facility	1,070	1.45	1,880
SLC acquisition financing	673	4.71	791

Total long-term borrowings	$152,401	1.57%	$151,397

	December 31, 2011		Year Ended December 31, 2011
	Ending Balance(1)	Weighted Average Interest Rate(2)
(Dollars in millions)			Average Balance
Floating rate notes:
U.S. dollar-denominated:
Interest bearing, due 2013-2047	$114,861	1.21%	$120,045
Non-U.S. dollar-denominated:
Interest bearing, due 2013-2041	11,838	1.77	11,872

Total floating rate notes	126,699	1.26	131,917
Fixed rate notes:
U.S. dollar-denominated:
Interest bearing, due 2013-2044	14,406	5.63	12,363
Non-U.S.-dollar denominated:
Interest bearing, due 2013-2039	3,934	3.58	3,662

Total fixed rate notes	18,340	5.18	16,025
Brokered deposits — U.S. dollar-denominated, due 2013-2014	2,001	3.15	2,171
FFELP ABCP Facility	4,445	.81	4,768
Private Education Loan ABCP Facility	1,992	1.40	272
SLC acquisition financing	916	4.79	998

Total long-term borrowings	$154,393	1.75%	$156,151

(1)	Ending balance is expressed in U.S. dollars using the spot currency exchange rate. Includes fair value adjustments under ASC 815 for notes designated as the hedged item in a fair value hedge.

(2)	Weighted average interest rate is stated rate relative to currency denomination of debt.

At December 31, 2012, we had outstanding long-term borrowings with call features totaling $3.6 billion. In addition, we have $5.9 billion of pre-payable debt related to our ABCP and acquisition financing facilities. Generally, these instruments are callable at the par amount. As of December 31, 2012, the stated maturities and maturities if accelerated to the call dates are shown in the following table.

	December 31, 2012
	Stated Maturity(1)				Maturity to Call Date(1)
(Dollars in millions)	Senior Unsecured Debt	Brokered Deposits	Secured Borrowings	Total(2)	Senior Unsecured Debt	Brokered Deposits	Secured Borrowings	Total
Year of Maturity
2013	$—	$—	$13,655	$13,655	$1,563	$—	$18,881	$20,444
2014	3,021	1,738	14,893	19,652	3,158	1,738	10,515	15,411
2015	997	708	10,163	11,868	1,086	708	9,939	11,733
2016	2,277	235	9,781	12,293	2,276	235	9,781	12,292
2017	1,823	407	10,169	12,399	1,801	407	10,169	12,377
2018-2047	7,328	—	72,417	79,745	5,562	—	71,793	77,355

	15,446	3,088	131,078	149,612	15,446	3,088	131,078	149,612
Hedge accounting adjustments	1,644	32	1,113	2,789	1,644	32	1,113	2,789

Total	$17,090	$3,120	$132,191	$152,401	$17,090	$3,120	$132,191	$152,401

(1)	We view our securitization trust debt as long-term based on the contractual maturity dates and projecting the expected principal paydowns based on our current estimates regarding loan prepayment speeds. The projected principal paydowns in year 2013 include $13.7 billion related to the securitization trust debt.

(2)	The aggregate principal amount of debt that matures in each period is $13.7 billion in 2013, $19.7 billion in 2014, $11.9 billion in 2015, $12.4 billion in 2016, $12.5 billion in 2017, and $80.3 billion in 2018-2047.

Secured Borrowings

We currently consolidate all of our financing entities that are VIEs as a result of being the entities’ primary beneficiary. As a result, these financing VIEs are accounted for as secured borrowings. We consolidate the following financing VIEs as of December 31, 2012 and 2011:

	December 31, 2012
	Debt Outstanding			Carrying Amount of Assets Securing Debt Outstanding
(Dollars in millions)	Short Term	Long Term	Total	Loans	Cash	Other Assets	Total
Secured Borrowings — VIEs:
ED Conduit Program Facility	$9,551	$—	$9,551	$9,645	$410	$134	$10,189
FFELP ABCP Facility	—	4,154	4,154	4,405	77	63	4,545
Private Education Loan ABCP Facility	—	1,070	1,070	1,454	302	33	1,789
Securitizations — FFELP Loans	—	105,525	105,525	107,009	3,652	608	111,269
Securitizations — Private Education Loans	—	19,656	19,656	24,618	385	545	25,548

Total before hedge accounting adjustments	9,551	130,405	139,956	147,131	4,826	1,383	153,340
Hedge accounting adjustments	—	1,113	1,113	—	—	929	929

Total	$9,551	$131,518	$141,069	$147,131	$4,826	$2,312	$154,269

	December 31, 2011
	Debt Outstanding			Carrying Amount of Assets Securing Debt Outstanding
(Dollars in millions)	Short Term	Long Term	Total	Loans	Cash	Other Assets	Total
Secured Borrowings — VIEs:
ED Conduit Program Facility	$21,313	$—	$21,313	$21,445	$621	$442	$22,508
FFELP ABCP Facility	—	4,445	4,445	4,834	86	54	4,974
Private Education Loan ABCP Facility	—	1,992	1,992	2,595	401	76	3,072
Securitizations — FFELP Loans	—	107,905	107,905	109,257	3,783	529	113,569
Securitizations — Private Education Loans	—	19,297	19,297	22,367	718	582	23,667

Total before hedge accounting adjustments	21,313	133,639	154,952	160,498	5,609	1,683	167,790
Hedge accounting adjustments	—	894	894	—	—	955	955

Total	$21,313	$134,533	$155,846	$160,498	$5,609	$2,638	$168,745

ED Funding Programs

ED Purchase and Participation Programs

In August 2008, ED implemented the Purchase Program and the Participation Program pursuant to The Ensuring Continued Access to Student Loans Act of 2008 (“ECASLA”). Under the Purchase Program, ED purchased eligible FFELP Loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to ED, and (iv) a fixed amount of $75 per loan. Under the Participation Program, ED provided short-term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP Loans. FFELP lenders were charged a rate equal to the preceding quarter commercial paper rate plus 0.50 percent on the principal amount of participation interests outstanding. Loans eligible for the Participation or Purchase Programs were limited to FFELP Stafford or PLUS Loans, first disbursed on or after May 1, 2008 but no later than July 1, 2010, with no ongoing borrower benefits other than permitted rate reductions of 0.25 percent for automatic payment processing. In October 2010, we sold $20.4 billion of loans to ED and paid off $20.3 billion of advances outstanding under the Participation Program. This program is no longer in effect and is not available as a source of funding.

ED Conduit Program

Pursuant to ECASLA, on January 15, 2009, ED announced they would purchase eligible FFELP Stafford and PLUS Loans from a conduit vehicle established to provide funding for eligible student lenders (the “ED Conduit Program”). Loans eligible for the ED Conduit Program must be first disbursed on or after October 1, 2003, but not later than July 1, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements, including those relating to borrower benefits. The ED Conduit Program was launched on May 11, 2009 and accepted eligible loans through July 1, 2010. The ED Conduit Program expires on January 19, 2014. Funding for the ED Conduit Program is provided by the capital markets at a cost based on market rates, with us being advanced 97 percent of the student loan face amount. If the conduit does not have sufficient funds to make the required payments on the notes issued by the conduit, then the notes will be repaid with funds from the Federal Financing Bank (“FFB”). The FFB will hold the notes for a short period of time and, if at the end of that time, the notes still cannot be paid off, the underlying FFELP Loans that serve as collateral to the ED Conduit will be sold to ED through a put agreement at a price of 97 percent of the face amount of the loans. Our intent is to term securitize the loans in the facility before the facility expires. Any loans that remain in the facility as of the expiration date will be sold to ED at a price of 97 percent of the face amount of the loans. At December 31, 2012 and 2011, we had $9.5 billion and $21.2 billion, respectively, in principal amount of FFELP Loans remaining in the ED Conduit Program.

Asset-Backed Financing Facilities

FFELP ABCP Facility

The maximum facility amount is $7.5 billion. The scheduled maturity date of the facility is January 9, 2015. The usage fee for the facility is 0.50 percent over the applicable funding rate. The amended facility features two contractual step-down reductions on the amount available for borrowing. The first reduction was on January 11, 2013, to $6.5 billion. The second reduction is on January 10, 2014, to $5.5 billion.

Our borrowings under the FFELP ABCP Facility are non-recourse. The maximum amount we may borrow under the FFELP ABCP Facility is limited based on certain factors, including market conditions and the fair value of student loans in the facility. In addition to the funding limits described above, funding under the FFELP ABCP Facility is subject to usual and customary conditions. The FFELP ABCP Facility is subject to termination under certain circumstances. In addition, the facility has financial covenants that if not maintained, will cause the facility to become an amortizing facility. The covenants are, however, curable. The principal financial covenants require us to maintain consolidated tangible net worth of at least $1.38 billion at all times. Consolidated tangible net worth as calculated for purposes of this covenant was $3.4 billion as of December 31, 2012. The covenants also require us to meet either a minimum interest coverage ratio or a minimum net adjusted revenue test based on the four preceding quarters’ adjusted “Core Earnings” financial performance. We were compliant with both of the minimum interest coverage ratio and the minimum net adjusted revenue tests as of the quarter ended December 31, 2012. Increases in the borrowing rate of up to LIBOR plus 4.50 percent could occur if certain asset coverage ratio thresholds are not met. If liquidity agreements are not renewed on the trigger dates, the usage fee increases to 1.00 percent over the applicable funding rate on January 10, 2014. Failure to pay off the FFELP ABCP Facility on the maturity date or to reduce amounts outstanding below the annual maximum step downs will result in a 90-day extension of the facility with the interest rate increasing from LIBOR plus 1.00 percent to LIBOR plus 2.00 percent over that period. If, at the end of the 90-day extension, these required paydown amounts have not been made, the collateral can be foreclosed upon. As of December 31, 2012, there was approximately $4.2 billion outstanding in this facility. The book basis of the assets securing this facility at December 31, 2012 was $4.5 billion.

Private Education Loan ABCP Facility

On October 5, 2011, we closed on a $3.4 billion asset-backed commercial paper facility, which matures in January 2014, to fund the call of certain Private Education Loan trust securities issued under the TALF program. The cost of borrowing under the facility is commercial paper issuance cost plus 1.10 percent, excluding up-front commitment and unused fees. The maximum amount that can be financed steps down to $2.5 billion on July 25, 2012, $1.7 billion on January 25, 2013 and $0.8 billion on July 25, 2013 with final maturity on January 27, 2014. If the amount outstanding is greater than the maximum amount at any step down, the cost increases to commercial paper issuance cost plus 1.95 percent. Our borrowings under the facility are non-recourse. On November 15, 2011, the facility provided the financing to call the outstanding securities issued by SLM Private Education Loan Trust 2009-B ($2.5 billion principal) at its call price of 93 percent of par. On January 17, 2012 the facility was also used to call the outstanding securities issued by SLM Private Education Loan Trust 2009-C ($1.0 billion principal) at its call price of 94 percent of par. At December 31, 2012, there was $1.1 billion outstanding in this facility. The book basis of the assets securing the facility at December 31, 2012 was $1.8 billion.

SLC Acquisition Financing

On December 31, 2010, we closed on our agreement to purchase an interest in $26.1 billion of securitized federal student loans and related assets from the Student Loan Corporation (“SLC”), a subsidiary of Citibank, N.A. The purchase price was approximately $1.1 billion. The transaction was funded by a 5-year term loan provided by Citibank in an amount equal to the purchase price. The loan is secured by the purchased assets and guaranteed by us. The loan bears interest at a rate of LIBOR plus 4.50 percent, and is subject to scheduled quarterly principal payments of the lesser of (i) 2.5 percent of the original principal amount of the term loan or (ii) the residual cash flow derived from the assets securing the loan. In addition, the remaining balance is due on December 31, 2015. Residual cash flow in excess of that needed to make quarterly principal payments is restricted but we are permitted, at our option, to prepay the obligation, in whole or in part, at any time without penalty.

Securitizations

The following table summarizes the securitization transactions issued in 2011 and 2012.

				AAA-rated bonds
(Dollars in millions) Issue	Date Issued	Total Issued		Weighted Average Interest Rate	Weighted Average Life
FFELP:
2011-1	March 2011	$812		1 month LIBOR plus 0.85%	5.5 years
2011-2	May 2011	821		1 month LIBOR plus 0.90%	5.5 years
2011-3	November 2011	812	(1)	1 month LIBOR plus 1.25%	7.8 years

Total bonds issued in 2011		$2,445

Total loan amount securitized in 2011		$2,344

2012-1	January 2012	$765		1 month LIBOR plus 0.91%	4.6 years
2012-2	March 2012	824		1 month LIBOR plus 0.70%	4.7 years
2012-3	May 2012	1,252		1 month LIBOR plus 0.65%	4.6 years
2012-4	June 2012	1,491	(2)	1 month LIBOR plus 1.10%	8.2 years
2011-3	July 2012	24		N/A (Retained B Notes sold)
2012-4	July 2012	45		N/A (Retained B Notes sold)
2012-5	July 2012	1,252		1 month LIBOR plus 0.67%	4.5 years
2012-6	September 2012	1,249		1 month LIBOR plus 0.62%	4.6 years
2012-7	November 2012	1,251		1 month LIBOR plus 0.55%	4.5 years
2012-8	December 2012	1,527		1 month LIBOR plus 0.90%	7.8 years

Total bonds issued in 2012		$9,680

Total loan amount securitized in 2012		$9,565

Private Education:
2011-A	April 2011	$562		1 month LIBOR plus 1.89%	3.8 years
2011-B	June 2011	825		1 month LIBOR plus 1.80%	4.0 years
2011-C	November 2011	721		1 month LIBOR plus 2.87%	3.4 years

Total bonds issued in 2011		$2,108

Total loan amount securitized in 2011		$2,674

2012-A	February 2012	$547		1 month LIBOR plus 2.17%	3.0 years
2012-B	April 2012	891		1 month LIBOR plus 2.12%	2.9 years
2012-C	May 2012	1,135		1 month LIBOR plus 1.77%	2.6 years
2012-D	July 2012	640		1 month LIBOR plus 1.69%	2.5 years
2012-E	October 2012	976		1 month LIBOR plus 1.22%	2.6 years

Total bonds issued in 2012		$4,189

Total loan amount securitized in 2012		$5,557

(1)	Total size excludes subordinated tranche that was retained at issuance totaling $24 million.

(2)	Total size excludes subordinated tranche that was retained at issuance totaling $45 million.

Auction Rate Securities

At December 31, 2012, we had $3.1 billion of auction rate securities outstanding in securitizations. Since February 2008, problems in the auction rate securities market as a whole led to failures of the auctions pursuant to which certain of our auction rate securities’ interest rates are set. As a result, $1.4 billion of our auction rate securities as of December 31, 2012 bore interest at the maximum rate allowable under their terms. The maximum allowable interest rate on our taxable auction rate securities is generally LIBOR plus 1.50 percent to 3.50 percent, dependant on the security’s credit rating. The maximum allowable interest rate on many of our tax-exempt auction rate securities is a formula driven rate, which produced various maximum rates up to 0.63 percent during the fourth quarter of 2012. As of December 31, 2012, $1.7 billion of auction rate securities have had successful auctions, resulting in an average rate of 2.12 percent.

Reset Rate Notes

Certain tranches of our term asset-backed securities (“ABS”) are reset rate notes. Reset rate notes are subject to periodic remarketing, at which time the interest rates on the notes are reset. We also have the option to repurchase a reset rate note upon a failed remarketing and hold it as an investment until such time it can be remarketed. In the event a reset rate note cannot be remarketed on the remarketing date, and is not repurchased, the interest rate generally steps up to and remains at LIBOR plus 0.75 percent until such time as the bonds are successfully remarketed or repurchased. Our repurchase of a reset rate note requires additional funding, the availability and pricing of which may be less favorable to us than it was at the time the reset rate note was originally issued. Unlike the repurchase of a reset rate note, the occurrence of a failed remarketing does not require additional funding. As a result of the ongoing dislocation in the capital markets, at December 31, 2012, $6.0 billion of our reset rate notes bore interest at, or were swapped to LIBOR plus 0.75 percent due to a failed remarketing. Until capital markets conditions improve, it is possible these and additional reset rate notes will experience failed remarketings. As of December 31, 2012, we had $7.5 billion and $1.5 billion of reset rate notes due to be remarketed in 2013 and 2014, respectively, and an additional $2.7 billion to be newly remarketed thereafter.

Federal Home Loan Bank of Des Moines (“FHLB-DM”)

On January 15, 2010, HICA Education Loan Corporation (“HICA”), our subsidiary, entered into a borrowing agreement with the FHLB-DM. Under the agreement, the FHLB-DM will provide advances backed by Federal Housing Finance Agency approved collateral which includes FFELP Loans (but does not include Private Education Loans). The facility is available as long as we maintain membership with FHLB-DM. The amount, price and tenor of future advances will vary and be subject to the agreement’s borrowing conditions, including, among others, facility size, current usage, and availability of qualifying collateral from unencumbered FFELP Loans, as then in effect and determined at the time of each borrowing. The maximum amount that can be borrowed, as of December 31, 2012, subject to available collateral, is approximately $8.5 billion. As of December 31, 2012, borrowing under the facility totaled $2.1 billion, matures by March 18, 2013, and was secured by $2.7 billion of FFELP Loans. We have provided a guarantee to the FHLB-DM for the performance and payment of HICA’s obligations.

Other Funding Sources

Sallie Mae Bank

During the fourth quarter of 2008, the Bank, our Utah industrial bank subsidiary, began expanding its deposit base to fund new Private Education Loan originations. The Bank raises deposits through intermediaries in the brokered Certificate of Deposit (“CD”) market and through direct retail deposit channels. As of December 31, 2012, bank deposits totaled $7.8 billion of which $4.1 billion were brokered term deposits, $3.2 billion were retail and other deposits and $0.4 billion were deposits from affiliates that eliminate in our consolidated balance sheet. Cash and liquid investments totaled $1.6 billion as of December 31, 2012.

In addition to its deposit base, the Bank has borrowing capacity with the Federal Reserve Bank (“FRB”) through a collateralized lending facility. FRB is not obligated to lend; however, in general we can borrow as long as the Bank is generally in sound financial condition. Borrowing capacity is limited by the availability of acceptable collateral. As of December 31, 2012, borrowing capacity was approximately $945 million and there were no outstanding borrowings.

Senior Unsecured Debt

We issued $2.7 billion, $2.0 billion and $1.5 billion of unsecured debt in the years ended December 31, 2012, 2011 and 2010, respectively.

Debt Repurchases

The following table summarizes activity related to our senior unsecured debt and ABS repurchases. “Gains on debt repurchases” is shown net of hedging-related gains and losses.

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
Debt principal repurchased	$711	$894	$4,868
Gains on debt repurchases	145	38	317

7.	Derivative Financial Instruments

Risk Management Strategy

We maintain an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize the economic effect of interest rate changes. Our goal is to manage interest rate sensitivity by modifying the repricing frequency and underlying index characteristics of certain balance sheet assets and liabilities so the net interest margin is not, on a material basis, adversely affected by movements in interest rates. We do not use derivative instruments to hedge credit risk associated with debt we issued. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. Income or loss on the derivative instruments that are linked to the hedged assets and liabilities will generally offset the effect of this unrealized appreciation or depreciation for the period the item is being hedged. We view this strategy as a prudent management of interest rate sensitivity. In addition, we utilize derivative contracts to minimize the economic impact of changes in foreign currency exchange rates on certain debt obligations that are denominated in foreign currencies. As foreign currency exchange rates fluctuate, these liabilities will appreciate and depreciate in value. These fluctuations, to the extent the hedge relationship is effective, are offset by changes in the value of the cross-currency interest rate swaps executed to hedge these instruments. Management believes certain derivative transactions entered into as hedges, primarily Floor Income Contracts, basis swaps and Eurodollar futures contracts, are economically effective; however, those transactions generally do not qualify for hedge accounting under GAAP (as discussed below) and thus may adversely impact earnings.

Although we use derivatives to offset (or minimize) the risk of interest rate and foreign currency changes, the use of derivatives does expose us to both market and credit risk. Market risk is the chance of financial loss resulting from changes in interest rates, foreign exchange rates and market liquidity. Credit risk is the risk that a counterparty will not perform its obligations under a contract and it is limited to the loss of the fair value gain in a derivative that the counterparty owes us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, have no credit risk exposure to the counterparty; however, the counterparty has exposure to us. We minimize the credit risk in derivative instruments by entering into transactions with highly rated counterparties that are reviewed regularly by our Credit Department. We also maintain a policy of requiring that all derivative contracts be governed by an International Swaps and Derivative Association Master Agreement. Depending on the nature of the derivative transaction, bilateral collateral arrangements generally are required as well. When we have more than one outstanding derivative transaction with the counterparty, and there exists legally enforceable netting provisions with the counterparty (i.e., a legal right to offset receivable and payable derivative contracts), the “net” mark-to-market exposure, less collateral the counterparty has posted to us, represents exposure with the counterparty. When there is a net negative exposure, we consider our exposure to the counterparty to be zero. At December 31, 2012 and 2011, we had a net positive exposure (derivative gain positions to us less collateral which has been posted by counterparties to us) related to SLM Corporation and the Bank derivatives of $79 million and $113 million, respectively.

Our on-balance sheet securitization trusts have $13.0 billion of Euro and British Pound Sterling denominated bonds outstanding as of December 31, 2012. To convert these non-U.S. dollar denominated bonds into U.S dollar liabilities, the trusts have entered into foreign-currency swaps with highly–rated counterparties. In addition, the trusts have entered into $14.2 billion of interest rates swaps which are primarily used to convert Prime received on securitized student loans to LIBOR paid on the bonds. At December 31, 2012, the net positive exposure on swaps in securitization trusts is $889 million.

Recent turmoil in the European markets has led to increased disclosure of exposure to those markets. Our securitization trusts had total net exposure of $764 million related to financial institutions located in France; of this amount, $555 million carries a guaranty from the French government. The total exposure relates to $6.4 billion notional amount of cross-currency interest rate swaps held in our securitization trusts, of which $3.6 billion notional amount carries a guaranty from the French government. Counterparties to the cross currency interest rate swaps are required to post collateral when their credit rating is withdrawn or downgraded below a certain level. As of December 31, 2012, no collateral was required to be posted and we are not holding any collateral related to these contracts. Adjustments are made to our derivative valuations for counterparty credit risk. The adjustments made at December 31, 2012 related to derivatives with French financial institutions (including those that carry a guaranty from the French government) decreased the derivative asset value by $94 million. Credit risks for all derivative counterparties are assessed internally on a continual basis.

Accounting for Derivative Instruments

Derivative instruments that are used as part of our interest rate and foreign currency risk management strategy include interest rate swaps, basis swaps, cross-currency interest rate swaps, interest rate futures contracts, and interest rate floor and cap contracts with indices that relate to the pricing of specific balance sheet assets and liabilities. The accounting for derivative instruments requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. As more fully described below, if certain criteria are met, derivative instruments are classified and accounted for by us as either fair value or cash flow hedges. If these criteria are not met, the derivative financial instruments are accounted for as trading.

Fair Value Hedges

Fair value hedges are generally used by us to hedge the exposure to changes in fair value of a recognized fixed rate asset or liability. We enter into interest rate swaps to economically convert fixed rate assets into variable rate assets and fixed rate debt into variable rate debt. We also enter into cross-currency interest rate swaps to economically convert foreign currency denominated fixed and floating debt to U.S. dollar denominated variable debt. For fair value hedges, we generally consider all components of the derivative’s gain and/or loss when assessing hedge effectiveness and generally hedge changes in fair values due to interest rates or interest rates and foreign currency exchange rates or the total change in fair values.

Cash Flow Hedges

We use cash flow hedges to hedge the exposure to variability in cash flows for a forecasted debt issuance and for exposure to variability in cash flows of floating rate debt. This strategy is used primarily to minimize the exposure to volatility from future changes in interest rates. Gains and losses on the effective portion of a qualifying hedge are recorded in accumulated other comprehensive income and ineffectiveness is recorded immediately to earnings. In the case of a forecasted debt issuance, gains and losses are reclassified to earnings over the period which the stated hedged transaction affects earnings. If we determine it is not probable that the anticipated transaction will occur, gains and losses are reclassified immediately to earnings. In assessing hedge effectiveness, generally all components of each derivative’s gains or losses are included in the assessment. We generally hedge exposure to changes in cash flows due to changes in interest rates or total changes in cash flow.

Trading Activities

When derivative instruments do not qualify as hedges, they are accounted for as trading instruments where all changes in fair value are recorded through earnings. We sell interest rate floors (Floor Income Contracts) to hedge the embedded Floor Income options in student loan assets. The Floor Income Contracts are written options which have a more stringent hedge effectiveness hurdle to meet. Specifically, our Floor Income Contracts do not qualify for hedge accounting treatment because the pay down of principal of the student loans underlying the Floor Income embedded in those student loans does not exactly match the change in the notional amount of our written Floor Income Contracts. Additionally, the term, the interest rate index and the interest rate index reset frequency of the Floor Income Contracts are different from that of the student loans. Therefore, Floor Income Contracts do not qualify for hedge accounting treatment, and are recorded as trading instruments. Regardless of the accounting treatment, we consider these contracts to be economic hedges for risk management purposes. We use this strategy to minimize our exposure to changes in interest rates.

We use basis swaps to minimize earnings variability caused by having different reset characteristics on our interest-earning assets and interest-bearing liabilities. These swaps possess a term of up to 14 years indexed to 91-day Treasury bill, LIBOR, Prime, Consumer Price Index or 10-year constant maturity Treasury rates. The specific terms and notional amounts of the swaps are determined based on a review of our asset/liability structure, our assessment of future interest rate relationships, and on other factors such as short-term strategic initiatives. Hedge accounting requires that when using basis swaps, the change in the cash flows of the hedge effectively offset both the change in the cash flows of the asset and the change in the cash flows of the liability. Our basis swaps hedge variable interest rate risk; however, they generally do not meet this effectiveness criterion because the index of the swap does not exactly match the index of the hedged assets. Additionally, some of our FFELP Loans can earn at either a variable or a fixed interest rate depending on market interest rates and, therefore, swaps economically hedging these FFELP Loans do not meet the criteria for hedge accounting treatment. As a result, these swaps are recorded at fair value with changes in fair value reflected currently in the statement of income.

Summary of Derivative Financial Statement Impact

The following tables summarize the fair values and notional amounts or number of contracts of all derivative instruments at December 31, 2012 and 2011, and their impact on other comprehensive income and earnings for the years ended December 31, 2012, 2011 and 2010.

Impact of Derivatives on Consolidated Balance Sheet

		Cash Flow		Fair Value		Trading		Total
(Dollars in millions)	Hedged Risk Exposure	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Fair Values(1)
Derivative Assets:
Interest rate swaps	Interest rate	$—	$—	$1,396	$1,471	$150	$262	$1,546	$1,733
Cross-currency interest rate swaps	Foreign currency and interest rate	—	—	1,165	1,229	70	130	1,235	1,359
Other(2)	Interest rate	—	—	—	—	4	1	4	1

Total derivative assets(3)		—	—	2,561	2,700	224	393	2,785	3,093
Derivative Liabilities:
Interest rate swaps	Interest rate	(11)	(26)	(1)	—	(197)	(244)	(209)	(270)
Floor Income Contracts	Interest rate	—	—	—	—	(2,154)	(2,544)	(2,154)	(2,544)
Cross-currency interest rate swaps	Foreign currency and interest rate	—	—	(136)	(243)	—	—	(136)	(243)

Total derivative liabilities(3)		(11)	(26)	(137)	(243)	(2,351)	(2,788)	(2,499)	(3,057)

Net total derivatives		$(11)	$(26)	$2,424	$2,457	$(2,127)	$(2,395)	$286	$36

(1)	Fair values reported are exclusive of collateral held and pledged and accrued interest. Assets and liabilities are presented without consideration of master netting agreements. Derivatives are carried on the balance sheet based on net position by counterparty under master netting agreements, and classified in other assets or other liabilities depending on whether in a net positive or negative position.

(2)	“Other” includes embedded derivatives bifurcated from securitization debt as well as derivatives related to our Total Return Swap Facility.

(3)	The following table reconciles gross positions with the impact of master netting agreements to the balance sheet classification:

	Other Assets		Other Liabilities
(Dollar in millions)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Gross position	$2,785	$3,093	$(2,499)	$(3,057)
Impact of master netting agreements	(544)	(891)	544	891

Derivative values with impact of master netting agreements (as carried on balance sheet)	2,241	2,202	(1,955)	(2,166)
Cash collateral (held) pledged	(1,423)	(1,326)	973	1,018

Net position	$818	$876	$(982)	$(1,148)

The above fair values include adjustments for counterparty credit risk for both when we are exposed to the counterparty, net of collateral postings, and when the counterparty is exposed to us, net of collateral postings. The net adjustments decreased the overall net asset positions at December 31, 2012 and 2011 by $111 million and $190 million, respectively. In addition, the above fair values reflect adjustments for illiquid derivatives as indicated by a wide bid/ask spread in the interest rate indices to which the derivatives are indexed. These adjustments decreased the overall net asset positions at December 31, 2012 and 2011 by $107 million and $111 million, respectively.

	Cash Flow		Fair Value		Trading		Total
(Dollars in billions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Notional Values:
Interest rate swaps	$0.7	$1.1	$15.8	$14.0	$56.9	$73.6	$73.4	$88.7
Floor Income Contracts	—	—	—	—	51.6	57.8	51.6	57.8
Cross-currency interest rate swaps	—	—	13.7	15.5	0.3	.3	14.0	15.8
Other(1)	—	—	—	—	1.4	1.4	1.4	1.4

Total derivatives	$0.7	$1.1	$29.5	$29.5	$110.2	$133.1	$140.4	$163.7

(1)	“Other” includes embedded derivatives bifurcated from securitization debt, as well as derivatives related to our Total Return Swap Facility.

Impact of Derivatives on Consolidated Statements of Income

	Years Ended December 31,
	Unrealized Gain (Loss) on Derivatives(1)(2)			Realized Gain (Loss) on Derivatives(3)			Unrealized Gain (Loss) on Hedged Item(1)			Total Gain (Loss)
(Dollars in millions)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Fair Value Hedges:
Interest rate swaps	$(75)	$503	$289	$449	$481	$487	$41	$(554)	$(334)	$415	$430	$442
Cross-currency interest rate swaps	42	(723)	(1,871)	167	314	348	(182)	664	1,732	27	255	209

Total fair value derivatives	(33)	(220)	(1,582)	616	795	835	(141)	110	1,398	442	685	651
Cash Flow Hedges:
Interest rate swaps	(1)	(1)	—	(26)	(39)	(58)	—	—	—	(27)	(40)	(58)

Total cash flow derivatives	(1)	(1)	—	(26)	(39)	(58)	—	—	—	(27)	(40)	(58)
Trading:
Interest rate swaps	(66)	183	412	108	69	11	—	—	—	42	252	423
Floor Income Contracts	412	(267)	156	(859)	(903)	(888)	—	—	—	(447)	(1,170)	(732)
Cross-currency interest rate swaps	(59)	29	57	7	8	7	—	—	—	(52)	37	64
Other	5	22	37	(1)	11	31	—	—	—	4	33	68

Total trading derivatives	292	(33)	662	(745)	(815)	(839)	—	—	—	(453)	(848)	(177)

Total	258	(254)	(920)	(155)	(59)	(62)	(141)	110	1,398	(38)	(203)	416
Less: realized gains (losses) recorded in interest expense	—	—	—	590	756	777	—	—	—	590	756	777

Gains (losses) on derivative and hedging activities, net	$258	$(254)	$(920)	$(745)	$(815)	$(839)	$(141)	$110	$1,398	$(628)	$(959)	$(361)

(1)	Recorded in “Gains (losses) on derivative and hedging activities, net” in the consolidated statements of income.

(2)	Represents ineffectiveness related to cash flow hedges.

(3)	For fair value and cash flow hedges, recorded in interest expense. For trading derivatives, recorded in “Gains (losses) on derivative and hedging activities, net.”

Impact of Derivatives on Consolidated Statements of Changes in Stockholders’ Equity (net of tax)

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
Total losses on cash flow hedges	$(7)	$(4)	$(35)
Realized losses recognized in interest expense(1)(2)(3)	16	35	40

Total change in stockholders’ equity for unrealized gains on derivatives	$9	$31	$5

(1)	Amounts included in “Realized gain (loss) on derivatives” in the “Impact of Derivatives on Consolidated Statements of Income” table above.

(2)	Includes net settlement income/expense.

(3)	We expect to reclassify $0.3 million of after-tax net losses from accumulated other comprehensive income to earnings during the next 12 months related to net settlement accruals on interest rate swaps.

Collateral

The following table details collateral held and pledged related to derivative exposure between us and our derivative counterparties.

(Dollars in millions)	December 31, 2012	December 31, 2011
Collateral held:
Cash (obligation to return cash collateral is recorded in short-term borrowings)(1)	$1,423	$1,326
Securities at fair value — on-balance sheet securitization derivatives (not recorded in financial statements)(2)	613	841

Total collateral held	$2,036	$2,167

Derivative asset at fair value including accrued interest	$2,570	$2,607

Collateral pledged to others:
Cash (right to receive return of cash collateral is recorded in investments)	$973	$1,018

Total collateral pledged	$973	$1,018

Derivative liability at fair value including accrued interest and premium receivable	$1,204	$1,223

(1)	At December 31, 2012 and 2011, $9 million and $26 million, respectively, were held in restricted cash accounts.

(2)	The trusts do not have the ability to sell or re-pledge securities they hold as collateral.

Our corporate derivatives contain credit contingent features. At our current unsecured credit rating, we have fully collateralized our corporate derivative liability position (including accrued interest and net of premiums receivable) of $1.0 billion with our counterparties. Further downgrades would not result in any additional collateral requirements, except to increase the frequency of collateral calls. Two counterparties have the right to terminate the contracts with further downgrades. We currently have a liability position with these derivative counterparties (including accrued interest and net of premiums receivable) of $272 million and have posted $273 million of collateral to these counterparties. If the credit contingent feature was triggered for these two counterparties and the counterparties exercised their right to terminate, we would not be required to deliver additional assets to settle the contracts. Trust related derivatives do not contain credit contingent features related to our or the trusts’ credit ratings.

8.	Other Assets

The following table provides the detail of our other assets.

	December 31, 2012		December 31, 2011
(Dollars in millions)	Ending Balance	% of Balance	Ending Balance	% of Balance
Derivatives at fair value	$2,241	27%	$2,202	25%
Accrued interest receivable, net	2,147	26	2,484	29
Income tax asset, net current and deferred	1,478	18	1,427	17
Accounts receivable	1,111	13	1,392	16
Benefit and insurance-related investments	474	6	466	5
Fixed assets, net	215	3	214	3
Other loans, net	137	2	193	2
Other	470	5	280	3

Total	$8,273	100%	$8,658	100%

The “Derivatives at fair value” line in the above table represents the fair value of our derivatives in a gain position by counterparty, exclusive of accrued interest and collateral. At December 31, 2012 and 2011, these balances included $2.4 billion and $2.5 billion, respectively, of cross-currency interest rate swaps and interest rate swaps designated as fair value hedges that were offset by an increase in interest-bearing liabilities related to the hedged debt. As of December 31, 2012 and 2011, the cumulative mark-to-market adjustment to the hedged debt was $(2.8) billion and $(2.7) billion, respectively.

9.	Stockholders’ Equity

Preferred Stock

At December 31, 2012, we had outstanding 3.3 million shares of 6.97 percent Cumulative Redeemable Preferred Stock, Series A (the “Series A Preferred Stock”) and 4.0 million shares of Floating-Rate Non-Cumulative Preferred Stock, Series B (the “Series B Preferred Stock”). Neither series has a maturity date but can be redeemed at our option. Redemption would include any accrued and unpaid dividends up to the redemption date. The shares have no preemptive or conversion rights and are not convertible into or exchangeable for any of our other securities or property. Dividends on both series are not mandatory and are paid quarterly, when, as, and if declared by the Board of Directors. Holders of Series A Preferred Stock are entitled to receive cumulative, quarterly cash dividends at the annual rate of $3.485 per share. Holders of Series B Preferred Stock are entitled to receive quarterly dividends based on 3-month LIBOR plus 170 basis points per annum in arrears. Upon liquidation or dissolution of the Company, holders of the Series A and Series B Preferred Stock are entitled to receive $50 and $100 per share, respectively, plus an amount equal to accrued and unpaid dividends for the then current quarterly dividend period, if any, pro rata, and before any distribution of assets are made to holders of our common stock.

No shares of our 7.25 percent Mandatory Convertible Preferred Stock, Series C (the “Series C Preferred Stock”) remain outstanding. On December 15, 2010, the mandatory conversion date, all remaining 810,370 shares of the Series C Preferred Stock were converted into 41 million shares of our common stock.

Common Stock

Our shareholders have authorized the issuance of 1.125 billion shares of common stock (par value of $.20). At December 31, 2012, 453 million shares were issued and outstanding and 40 million shares were unissued but encumbered for outstanding stock options, restricted stock units and dividend equivalent units for employee compensation and remaining authority for stock-based compensation plans. The stock-based compensation plans are described in “Note 11 — Stock-Based Compensation Plans and Arrangements.”

In March 2011, we retired 70 million shares of common stock held in treasury. This retirement decreased the balance in treasury stock by $1.9 billion, with corresponding decreases of $14 million in common stock and $1.9 billion in additional paid-in capital. There was no impact to total equity from this transaction.

Dividend and Share Repurchase Program

In 2012, we increased the quarterly dividend on our common stock to $.125 per share, up from $.10 per share in the prior year. In 2012, we authorized the repurchase of up to $900 million of outstanding common stock in open market transactions and we repurchased 58.0 million shares for an aggregate purchase price of $900 million. In 2011, we repurchased 19.1 million shares of common stock at an aggregate price of $300 million under our April 2011 share repurchase program that authorized up to $300 million of share repurchases.

The following table summarizes our common share repurchases and issuances.

	Years Ended December 31,
	2012	2011	2010
Common stock repurchased(1)	58,038,239	19,054,115	—
Average purchase price per share(2)	$15.52	$15.77	$—
Shares repurchased related to employee stock-based compensation plans(3)	4,547,785	3,024,662	1,097,647
Average purchase price per share	$15.86	$15.71	$13.44
Common shares issued(4)	6,432,643	3,886,217	1,803,683

(1)	Common shares purchased under our share repurchase program, of which none remained available as of December 31, 2012.

(2)	Average purchase price per share includes purchase commission costs.

(3)	Comprises shares withheld from stock option exercises and vesting of restricted stock for employees’ tax withholding obligations and shares tendered by employees to satisfy option exercise costs.

(4)	Common shares issued under our various compensation and benefit plans.

The closing price of our common stock on December 31, 2012 was $17.13.

10.	Earnings (Loss) per Common Share

Basic earnings (loss) per common share (“EPS”) are calculated using the weighted average number of shares of common stock outstanding during each period. A reconciliation of the numerators and denominators of the basic and diluted EPS calculations follows.

	Years Ended December 31,
(In millions, except per share data)	2012	2011	2010
Numerator:
Net income attributable to SLM Corporation	$939	$633	$530
Preferred stock dividends	20	18	72

Net income attributable to SLM Corporation common stock	$919	$615	$458

Denominator:
Weighted average shares used to compute basic EPS	476	517	487
Effect of dilutive securities:
Dilutive effect of stock options, non-vested deferred compensation and restricted stock, restricted stock units and Employee Stock Purchase Plan (“ESPP”)(1)	7	6	1

Dilutive potential common shares(2)	7	6	1

Weighted average shares used to compute diluted EPS	483	523	488

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.93	$1.12	$1.35
Discontinued operations	—	.07	(.41)

Total	$1.93	$1.19	$.94

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$1.90	$1.11	$1.35
Discontinued operations	—	.07	(.41)

Total	$1.90	$1.18	$.94

(1)	Includes the potential dilutive effect of additional common shares that are issuable upon exercise of outstanding stock options, non-vested deferred compensation and restricted stock, restricted stock units, and the outstanding commitment to issue shares under the ESPP, determined by the treasury stock method.

(2)	For the years ended December 31, 2012, 2011 and 2010, securities covering approximately 12 million, 16 million and 15 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were anti-dilutive.

11.	Stock-Based Compensation Plans and Arrangements

As of December 31, 2012, we have one active stock-based compensation plan that provides for grants of equity awards to our employees and non-employee directors. We also maintain the ESPP. Shares issued under these stock-based compensation plans may be either shares reacquired by us or shares that are authorized but unissued.

Our SLM Corporation 2012 Omnibus Incentive Plan was approved by shareholders on May 24, 2012. At December 31, 2012, 20 million shares were authorized to be issued from this plan.

An amendment to our ESPP was approved by our shareholders on May 24, 2012 that authorized the issuance of 6 million shares under the plan and kept the terms of the plan substantially the same.

The total stock-based compensation cost recognized in the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 was $47 million, $56 million and $40 million, respectively. As of December 31, 2012, there was $18 million of total unrecognized compensation expense related to unvested stock awards net of estimated forfeitures, which is expected to be recognized over a weighted average period of 1.8 years. We amortize compensation expense on a straight-line basis over the related vesting periods of each tranche of each award.

In the first quarter of 2011, we changed our stock-based compensation plans so that retirement eligible employees would not forfeit unvested stock-based compensation upon their retirement. This change had the effect of accelerating $11 million of future stock-based compensation expenses associated with these unvested stock grants into the first quarter of 2011 for those employees who are retirement eligible or who will become retirement eligible prior to the vesting date.

Stock Options

Stock options granted prior to 2012 expire 10 years after the grant date, and those granted in 2012 expire in 5 years. The exercise price must be equal to or greater than the market price of our common stock on the grant date. We have granted time-vested, price-vested and performance-vested options to our employees and non-employee directors. Time-vested options granted to management and non-management employees generally vest over three years. Price-vested options granted to management employees vest upon our common stock reaching a targeted closing price for a set number of days. Performance-vested options granted to management employees vest one-third per year for three years based on corporate earnings-related performance targets. Options granted to non-employee directors vest upon the director’s election to the Board.

The fair values of the options granted in the years ended December 31, 2012, 2011 and 2010 were estimated as of the grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,
	2012	2011	2010
Risk-free interest rate	.60%	1.57%	1.60%
Expected volatility	44%	54%	60%
Expected dividend rate	3.13%	2.58%	0.00%
Expected life of the option	2.8 years	4.1 years	3.3 years
Weighted average fair value of options granted	$4.12	$5.18	$4.40

The expected life of the options is based on observed historical exercise patterns. Groups of employees (and non-employee directors) that have received similar option grant terms are considered separately for valuation purposes. The expected volatility is based on implied volatility from publicly-traded options on our stock at the grant date and historical volatility of our stock consistent with the expected life of the option. The risk-free interest rate is based on the U.S. Treasury spot rate at the grant date consistent with the expected life of the option. The dividend yield is based on the projected annual dividend payment per share based on the dividend amount at the grant date, divided by the stock price at the grant date.

The following table summarizes stock option activity for the year ended December 31, 2012.

(Dollars in millions, except per share data)	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2011	32,671,065	$19.78
Granted	2,821,847	15.99
Exercised(2)(3)	(5,221,677)	10.78
Canceled	(4,278,488)	27.92

Outstanding at December 31, 2012(4)(5)	25,992,747	$19.84	5.0 yrs	$86

Exercisable at December 31, 2012	17,653,379	$22.25	4.5 yrs	$59

(1)	The aggregate intrinsic value represents the total intrinsic value (the aggregate difference between our closing stock price on December 31, 2012 and the exercise price of in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012.

(2)	The total intrinsic value of options exercised was $27 million, $14 million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(3)	No cash was received from option exercises for the year ended December 31, 2012. The actual tax benefit realized for the tax deductions from option exercises totaled $10 million for the year ended December 31, 2012.

(4)	As of December 31, 2012, there was $4 million of unrecognized compensation cost related to stock options net of estimated forfeitures, which is expected to be recognized over a weighted average period of 1.4 years.

(5)	For net-settled options, gross number is reflected.

Restricted Stock

Restricted stock awards generally vest over three years and in some cases based on corporate earnings-related performance targets. Outstanding restricted stock is entitled to dividend equivalent units that vest subject to the same vesting requirements or lapse of transfer restrictions, as applicable, as the underlying restricted stock award. The fair value of restricted stock awards is based on our stock price at the grant date.

The following table summarizes restricted stock activity for the year ended December 31, 2012.

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	412,862	$12.07
Granted	60,652	15.99
Vested(1)	(285,722)	13.24
Canceled	—	—

Non-vested at December 31, 2012(2)	187,792	$11.55

(1)	The total fair value of shares that vested during the years ended December 31, 2012, 2011 and 2010 was $4 million, $6 million and $9 million, respectively.

(2)	As of December 31, 2012, there was $.2 million of unrecognized compensation cost related to restricted stock net of estimated forfeitures, which is expected to be recognized over a weighted average period of .8 years.

Restricted Stock Units and Performance Stock Units

Restricted stock units (“RSUs”) and performance stock units (“PSUs”) are equity awards granted to employees that entitle the holder to shares of our common stock when the award vests. RSUs may be time-vested over three years or vested at grant but subject to transfer restrictions, while PSUs vest based on corporate earnings-related performance targets over a three-year period. Outstanding RSUs and PSUs are entitled to dividend equivalent units that vest subject to the same vesting requirements or lapse of transfer restrictions, as applicable, as the underlying award. The fair value of RSUs and PSUs is based on our stock price at the grant date.

The following table summarizes RSU and PSU activity for the year ended December 31, 2012.

	Number of RSUs/ PSUs	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	2,730,690	$14.67
Granted	2,746,912	16.00
Vested and converted to common stock(1)	(920,332)	14.60
Canceled	(83,806)	15.41

Outstanding at December 31, 2012(2)	4,473,464	$15.49

(1)	The total fair value of RSUs/PSUs that vested and converted to common stock during the years ended December 31, 2012, 2011 and 2010 was $13 million, $.4 million and $.4 million, respectively.

(2)	As of December 31, 2012, there was $14 million of unrecognized compensation cost related to RSUs/PSUs net of estimated forfeitures, which is expected to be recognized over a weighted average period of 1.9 years.

Employee Stock Purchase Plan

Under the ESPP, employees can purchase shares of our common stock at the end of a 12-month offering period at a price equal to the share price at the beginning of the 12-month period, less 15 percent, up to a maximum purchase price of $7,500 plus accrued interest. The purchase price for each offering is determined at the beginning of the offering period.

The fair values of the stock purchase rights of the ESPP offerings were calculated using a Black-Scholes option pricing model with the following weighted average assumptions.

	Years Ended December 31,
	2012	2011	2010
Risk-free interest rate	.13%	.27%	.33%
Expected volatility	29%	42%	61%
Expected dividend rate	3.27%	1.87%	0.00%
Expected life of the option	1 year	1 year	1 year
Weighted average fair value of stock purchase rights	$3.01	$3.63	$3.30

The expected volatility is based on implied volatility from publicly-traded options on our stock at the grant date and historical volatility of our stock consistent with the expected life. The risk-free interest rate is based on the U.S. Treasury spot rate at the grant date consistent with the expected life. The dividend yield is based on the projected annual dividend payment per share based on the current dividend amount at the grant date divided by the stock price at the grant date.

The fair values were amortized to compensation cost on a straight-line basis over a one-year vesting period. As of December 31, 2012, there was $.1 million of unrecognized compensation cost related to the ESPP net of estimated forfeitures, which is expected to be recognized in January 2013.

During the years ended December 31, 2012, 2011 and 2010, plan participants purchased 192,755 shares, 278,266 shares and 205,528 shares, respectively, of our common stock.

12.	Restructuring Activities

Restructuring and other reorganization expenses of $15 million, $11 million and $91 million were recorded in the years ended December 31, 2012, 2011 and 2010, respectively. Of these amounts, $11 million, $12 million and $85 million was recognized in continuing operations and $4 million, $(1) million and $6 million was recognized in discontinued operations, respectively. The following details our restructuring efforts:

•	On March 30, 2010, President Obama signed into law H.R. 4872, HCERA, which included the SAFRA Act. Effective July 1, 2010, the legislation eliminated the authority to provide new loans under FFELP and required all new federal loans to be made through the DSLP. The new law did not alter or affect the terms and conditions of existing FFELP Loans. We have restructured our operations in response to this change in law which resulted in a significant reduction of operating costs due to the elimination of positions and facilities associated with the origination of FFELP Loans. Restructuring expenses associated with this plan were $12 million, $9 million, and $84 million for the years ended December 31, 2012, 2011, and 2010. Restructuring costs under this plan are substantially complete at this time.

•	In response to the College Cost Reduction and Access Act of 2007 (“CCRAA”) and challenges in the capital markets, we initiated a restructuring plan in the fourth quarter of 2007. This plan focused on conforming our lending activities to the economic environment, exiting certain customer relationships and product lines, winding down or otherwise disposing of our debt Purchased Paper businesses, and significantly reducing our operating expenses. This restructuring plan was essentially completed in the fourth quarter of 2009. Under this plan, there were $1 million, $0 and $7 million of restructuring expenses for the years ended December 31, 2012, 2011, and 2010.

•	Other reorganization expenses were $2 million, $2 million and $0 for the years ended December 31, 2012, 2011, and 2010.

The following table summarizes the restructuring expenses incurred to date.

	Years Ended December 31,			Cumulative Expense as of December 31,
(Dollars in millions)	2012	2011	2010	2012
Severance costs	$6	$7	$80	$183
Lease and other contract termination costs	2	—	1	12
Exit and other costs	3	5	4	23

Total restructuring expenses from continuing operations(1)	11	12	85	218
Total restructuring expenses from discontinued operations	4	(1)	6	26

Total	$15	$11	$91	$244

(1)	Aggregate restructuring expenses from continuing operations incurred across our reportable segments are disclosed in “Note 16 — Segment Reporting.”

Since the fourth quarter of 2007 through December 31, 2012, cumulative severance costs were incurred in conjunction with aggregate completed and planned position eliminations of approximately 5,500 positions. Position eliminations were across all of our reportable segments, ranging from senior executives to servicing center personnel. Lease and other contract termination costs and exit and other costs incurred during 2012, 2011 and 2010 related primarily to terminated or abandoned facility leases and consulting costs incurred in conjunction with various cost reduction and exit strategies.

13.	Fair Value Measurements

We use estimates of fair value in applying various accounting standards for our financial statements.

We categorize our fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. For additional information regarding our policies for determining fair value and the hierarchical framework, see “Note 2 — Significant Accounting Policies — Fair Value Measurement.”

During the year ended December 31, 2012, there were no significant transfers of financial instruments between levels.

Student Loans

Our FFELP Loans and Private Education Loans are accounted for at cost or at the lower of cost or market if the loan is held-for-sale. FFELP Loans classified as held-for-sale are those which we have the ability and intent to sell under various ED loan purchase programs. In these instances, the FFELP Loans are valued using the committed sales price under the programs. For all other FFELP Loans and Private Education Loans, fair values were determined by modeling loan cash flows using stated terms of the assets and internally-developed assumptions to determine aggregate portfolio yield, net present value and average life. The significant assumptions used to determine fair value are prepayment speeds, default rates, cost of funds, required return on equity, and expected Repayment Borrower Benefits to be earned. In addition, the Floor Income component of our FFELP Loan portfolio is valued with option models using both observable market inputs and internally developed inputs. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Investments (Including “Restricted Cash and Investments”)

Cash and cash equivalents are carried at cost. Carrying value approximates fair value. Investments classified as trading or available-for-sale are carried at fair value in the financial statements. Investments in mortgage-backed securities are valued using observable market prices. These securities are primarily collateralized by real estate properties in Utah and are guaranteed by either a government sponsored enterprise or the U.S. government. Other investments (primarily municipal bonds) for which observable prices from active markets are not available were valued through standard bond pricing models using observable market yield curves adjusted for credit and liquidity spreads. These valuations are immaterial to the overall investment portfolio. The fair value of investments in commercial paper, asset-backed commercial paper, or demand deposits that have a remaining term of less than 90 days when purchased are estimated to equal their cost and, when needed, adjustments for liquidity and credit spreads are made depending on market conditions and counterparty credit risks. No additional adjustments were deemed necessary.

Borrowings

Borrowings are accounted for at cost in the financial statements except when denominated in a foreign currency or when designated as the hedged item in a fair value hedge relationship. When the hedged risk is the benchmark interest rate and not full fair value, the cost basis is adjusted for changes in value due to benchmark interest rates only. Foreign currency-denominated borrowings are re-measured at current spot rates in the financial statements. The full fair value of all borrowings is disclosed. Fair value was determined through standard bond pricing models and option models (when applicable) using the stated terms of the borrowings, observable yield curves, foreign currency exchange rates, volatilities from active markets or from quotes from broker-dealers. Fair value adjustments for unsecured corporate debt are made based on indicative quotes from observable trades and spreads on credit default swaps specific to the Company. Fair value adjustments for secured borrowings are based on indicative quotes from broker-dealers. These adjustments for both secured and unsecured borrowings are material to the overall valuation of these items and, currently, are based on inputs from inactive markets.

Derivative Financial Instruments

All derivatives are accounted for at fair value in the financial statements. The fair value of a majority of derivative financial instruments was determined by standard derivative pricing and option models using the stated terms of the contracts and observable market inputs. In some cases, we utilized internally developed inputs that are not observable in the market, and as such, classified these instruments as level 3 fair values. Complex structured derivatives or derivatives that trade in less liquid markets require significant estimates and judgment in determining fair value that cannot be corroborated with market transactions. It is our policy to compare our derivative fair values to those received by our counterparties in order to validate the model’s outputs. Any significant differences are identified and resolved appropriately.

When determining the fair value of derivatives, we take into account counterparty credit risk for positions where it is exposed to the counterparty on a net basis by assessing exposure net of collateral held. The net exposures for each counterparty are adjusted based on market information available for the specific counterparty, including spreads from credit default swaps. When the counterparty has exposure to us under derivatives with us, we fully collateralize the exposure, minimizing the adjustment necessary to the derivative valuations for our credit risk. While trusts that contain derivatives are not required to post collateral, when the counterparty is exposed to the trust the credit quality and securitized nature of the trusts minimizes any adjustments for the counterparty’s exposure to the trusts. The net credit risk adjustment (adjustments for our exposure to counterparties net of adjustments for the counterparties’ exposure to us) decreased the valuations by $111 million at December 31, 2012.

Inputs specific to each class of derivatives disclosed in the table below are as follows:

•	Interest rate swaps — Derivatives are valued using standard derivative cash flow models. Derivatives that swap fixed interest payments for LIBOR interest payments (or vice versa) and derivatives swapping quarterly reset LIBOR for daily reset LIBOR or one-month LIBOR were valued using the LIBOR swap yield curve which is an observable input from an active market. These derivatives are level 2 fair value estimates in the hierarchy. Other derivatives swapping LIBOR interest payments for another variable interest payment (primarily T-Bill or Prime) or swapping interest payments based on the Consumer Price Index for LIBOR interest payments are valued using the LIBOR swap yield curve and observable market spreads for the specified index. The markets for these swaps are generally illiquid as indicated by a wide bid/ask spread. The adjustment made for liquidity decreased the valuations by $107 million at December 31, 2012. These derivatives are level 3 fair value estimates.

•	Cross-currency interest rate swaps — Derivatives are valued using standard derivative cash flow models. Derivatives hedging foreign-denominated bonds are valued using the LIBOR swap yield curve (for both USD and the foreign-denominated currency), cross-currency basis spreads, and forward foreign currency exchange rates. The derivatives are primarily British Pound Sterling and Euro denominated. These inputs are observable inputs from active markets. Therefore, the resulting valuation is a level 2 fair value estimate. Amortizing notional derivatives (derivatives whose notional amounts change based on changes in the balance of, or pool of, assets or debt) hedging trust debt use internally derived assumptions for the trust assets’ prepayment speeds and default rates to model the notional amortization. Management makes assumptions concerning the extension features of derivatives hedging rate-reset notes denominated in a foreign currency. These inputs are not market observable; therefore, these derivatives are level 3 fair value estimates.

•	Floor Income Contracts — Derivatives are valued using an option pricing model. Inputs to the model include the LIBOR swap yield curve and LIBOR interest rate volatilities. The inputs are observable inputs in active markets and these derivatives are level 2 fair value estimates.

The carrying value of borrowings designated as the hedged item in a fair value hedge is adjusted for changes in fair value due to benchmark interest rates and foreign-currency exchange rates. These valuations are determined through standard bond pricing models and option models (when applicable) using the stated terms of the borrowings, and observable yield curves, foreign currency exchange rates, and volatilities.

The following table summarizes the valuation of our financial instruments that are marked-to-market on a recurring basis.

	Fair Value Measurements on a Recurring Basis
	December 31, 2012				December 31, 2011
(Dollars in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments:
Agency residential mortgage-backed securities	$—	$63	$—	$63	$—	$59	$—	$59
Guaranteed investment contracts	—	9	—	9	—	20	—	20
Other	—	9	—	9	—	11	—	11

Total available-for-sale investments	—	81	—	81	—	90	—	90
Derivative instruments:(1)
Interest rate swaps	—	1,444	102	1,546	—	1,550	183	1,733
Cross currency interest rate swaps	—	48	1,187	1,235	—	139	1,220	1,359
Other	—	—	4	4	—	—	1	1

Total derivative assets(3)	—	1,492	1,293	2,785	—	1,689	1,404	3,093

Total	$—	$1,573	$1,293	$2,866	$—	$1,779	$1,404	$3,183

Liabilities(2)
Derivative instruments(1)
Interest rate swaps	$—	$(34)	$(175)	$(209)	$—	$(47)	$(223)	$(270)
Floor Income Contracts	—	(2,154)	—	(2,154)	—	(2,544)	—	(2,544)
Cross currency interest rate swaps	—	(2)	(134)	(136)	—	(44)	(199)	(243)
Other	—	—	—	—	—	—	—	—

Total derivative liabilities(3)	—	(2,190)	(309)	(2,499)	—	(2,635)	(422)	(3,057)

Total	$—	$(2,190)	$(309)	$(2,499)	$—	$(2,635)	$(422)	$(3,057)

(1)	Fair value of derivative instruments excludes accrued interest and the value of collateral.

(2)	Borrowings which are the hedged items in a fair value hedge relationship and which are adjusted for changes in value due to benchmark interest rates only are not carried at full fair value and are not reflected in this table.

(3)	See “Note 7 — Derivative Financial Instruments” for a reconciliation of gross positions without the impact of master netting agreements to the balance sheet classification.

The following tables summarize the change in balance sheet carrying value associated with level 3 financial instruments carried at fair value on a recurring basis.

	Year Ended December 31, 2012
	Derivative Instruments
(Dollars in millions)	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments
Balance, beginning of period	$(40)	$1,021	$1	$982
Total gains/(losses) (realized and unrealized):
Included in earnings(1)	(5)	159	3	157
Included in other comprehensive income	—	—	—	—
Settlements	(28)	(127)	—	(155)
Transfers in and/or out of level 3	—	—	—	—

Balance, end of period	$(73)	$1,053	$4	$984

Change in unrealized gains/(losses) relating to instruments still held at the reporting date(2)	$(31)	$55	$4	$28

	Year Ended December 31, 2011
	Derivative Instruments
(Dollars in millions)	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments
Balance, beginning of period	$(90)	$1,427	$26	$1,363
Total gains/(losses) (realized and unrealized):
Included in earnings(1)	69	(176)	33	(74)
Included in other comprehensive income	—	—	—	—
Settlements	(19)	(230)	(58)	(307)
Transfers in and/or out of level 3	—	—	—	—

Balance, end of period	$(40)	$1,021	$1	$982

Change in unrealized gains/(losses) relating to instruments still held at the reporting date(2)	$6	$(408)	$11	$(391)

	Year Ended December 31, 2010
		Derivative instruments
(Dollars in millions)	Residual Interests	Interest Rate Swaps	Floor Income Contracts	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments	Total
Balance, beginning of period	$1,828	$(272)	$(54)	$1,596	$(18)	$1,252	$3,080
Total gains/(losses) (realized and unrealized):
Included in earnings(1)	—	234	3	(834)	34	(563)	(563)
Included in other comprehensive income	—	—	—	—	—	—	—
Settlements	—	4	51	(208)	10	(143)	(143)
Cumulative effect of accounting change(3)	(1,828)	(56)	—	873	—	817	(1,011)
Transfers in and/or out of level 3	—	—	—	—	—	—	—

Balance, end of period	$—	$(90)	$—	$1,427	$26	$1,363	$1,363

Change in unrealized gains/(losses) relating to instruments still held at the reporting date(2)	$—	$111	$—	$(1,010)	$36	$(863)	$(863)

(1)	“Included in earnings” is comprised of the following amounts recorded in the specified line item in the consolidated statements of income:

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
Gains (losses) on derivative and hedging activities, net	$37	$(298)	$(732)
Interest expense	120	224	169

Total	$157	$(74)	$(563)

(2)	Recorded in “gains (losses) on derivative and hedging activities, net” in the consolidated statements of income.

(3)	On January 1, 2010, upon adoption of new consolidation accounting guidance, all off-balance sheet loans were consolidated on-balance sheet (see “Note 2 — Significant Accounting Policies — Consolidation”). This resulted in the removal of the Residual Interest and the recording of the fair value of swaps previously not in our consolidated results.

The following table presents the significant inputs that are unobservable or from inactive markets used in the recurring valuations of the level 3 financial instruments detailed above.

(Dollars in millions)	Fair Value at December 31, 2012	Valuation Technique	Input	Range (Weighted Average)
Derivatives
Consumer Price Index/LIBOR basis swaps	$92	Discounted cash flow	Bid/ask adjustment to discount rate	0.02% — 0.04% (0.05%)

Prime/LIBOR basis swaps	(165)	Discounted cash flow	Constant prepayment rate	4.3%
			Bid/ask adjustment to discount rate	0.08% — 0.08% (0.08%)

Cross-currency interest rate swaps	1,053	Discounted cash flow	Constant prepayment rate	2.6%
Other	4

Total	$984

The significant inputs that are unobservable or from inactive markets related to our level 3 derivatives detailed in the table above would be expected to have the following impacts to the valuations:

•	Consumer Price Index/LIBOR basis swaps — These swaps do not actively trade in the markets as indicated by a wide bid/ask spread. A wider bid/ask spread will result in a decrease in the overall valuation.

•	Prime/LIBOR basis swaps — These swaps do not actively trade in the markets as indicated by a wide bid/ask spread. A wider bid/ask spread will result in a decrease in the overall valuation. In addition, the unobservable inputs include constant prepayment rates of the underlying securitization trust the swap references. A decrease in this input will result in a longer weighted average life of the swap which will increase the value for swaps in a gain position and decrease the value for swaps in a loss position, everything else equal. The opposite is true for an increase in the input.

•	Cross-currency interest rate swaps — The unobservable inputs used in these valuations are constant prepayment rates of the underlying securitization trust the swap references. A decrease in this input will result in a longer weighted average life of the swap. All else equal in a typical currency market, this will result in a decrease to the valuation due to the delay in the cash flows of the currency exchanges as well as diminished liquidity in the forward exchange markets as you increase the term. The opposite is true for an increase in the input.

The following table summarizes the fair values of our financial assets and liabilities, including derivative financial instruments.

	December 31, 2012			December 31, 2011
(Dollars in millions)	Fair Value	Carrying Value	Difference	Fair Value	Carrying Value	Difference
Earning assets
FFELP Loans	$125,042	$125,612	$(570)	$134,196	$138,130	$(3,934)
Private Education Loans	36,081	36,934	(853)	33,968	36,290	(2,322)
Cash and investments(1)	9,994	9,994	—	9,789	9,789	—

Total earning assets	171,117	172,540	(1,423)	177,953	184,209	(6,256)

Interest-bearing liabilities
Short-term borrowings	19,861	19,856	(5)	29,547	29,573	26
Long-term borrowings	146,210	152,401	6,191	141,605	154,393	12,788

Total interest-bearing liabilities	166,071	172,257	6,186	171,152	183,966	12,814

Derivative financial instruments
Floor Income Contracts	(2,154)	(2,154)	—	(2,544)	(2,544)	—
Interest rate swaps	1,337	1,337	—	1,463	1,463	—
Cross currency interest rate swaps	1,099	1,099	—	1,116	1,116	—
Other	4	4	—	1	1	—

Excess of net asset fair value over carrying value			$4,763			$6,558

(1)	“Cash and investments” includes available-for-sale investments that consist of investments that are primarily agency securities whose cost basis is $78 million and $85 million at December 31, 2012 and 2011, respectively, versus a fair value of $81 million and $90 million at December 31, 2012 and 2011, respectively.

The following includes a discussion of financial instruments whose fair value is included for disclosure purposes only in the table above along with their level in the fair value hierarchy.

Student Loans

FFELP Loans

Fair values for FFELP Loans were determined by modeling loan cash flows using stated terms of the loans and internally-developed assumptions. The significant assumptions used to determine fair value are prepayment speeds, default rates, cost of funds, capital levels, and expected Repayment Borrower Benefits to be earned. In addition, the Floor Income component of our FFELP Loan portfolio is valued with option models using both observable market inputs and internally developed inputs. A number of significant inputs into the models are internally derived and not observable to market participants. While the resulting fair value can be validated against market transactions where we are a participant, these markets are not considered active. As such, these are level 3 valuations.

Private Education Loans

Fair values for Private Education Loans were determined by modeling loan cash flows using stated terms of the loans and internally-developed assumptions. The significant assumptions used to determine fair value are prepayment speeds, default rates, recovery rates, cost of funds and capital levels. A number of significant inputs into the models are internally derived and not observable to market participants nor can the resulting fair values be validated against market transactions. As such, these are level 3 valuations.

Cash and Investments (Including “Restricted Cash and Investments”)

Cash and cash equivalents are carried at cost. Carrying value approximated fair value. These are level 2 valuations.

Borrowings

The full fair value of all borrowings is disclosed. Fair value was determined through standard bond pricing models and option models (when applicable) using the stated terms of the borrowings, observable yield curves, foreign currency exchange rates, volatilities from active markets or from quotes from broker-dealers. Fair value adjustments for unsecured corporate debt are made based on indicative quotes from observable trades and spreads on credit default swaps specific to the Company. Fair value adjustments for secured borrowings are based on indicative quotes from broker-dealers. These fair value adjustments are based on inputs from inactive markets. As such, these are level 3 valuations.

14.	Commitments, Contingencies and Guarantees

Investor Litigation

In Re SLM Corporation ERISA Litigation. On May 8, 2008, a class action complaint was filed in U.S. District Court for the Southern District of New York against the Company, certain current and former officers, retirement plan fiduciaries, and the Board of Directors of the Company, formerly in the U.S. District Court for the Southern District of New York. The complaint alleged breaches of fiduciary duties and prohibited transactions in violation of the Employee Retirement Income Security Act arising out of alleged false and misleading public statements regarding our business made during the 401K Class Period and investments in our common stock by plan participants in the 401K Plans. The class consists of participants in or beneficiaries of the Sallie Mae 401(K) Retirement Savings Plan and Sallie Mae 401(k) Savings Plan (together, the “401K Plans”) between January 18, 2007 and “the present” whose accounts included investments in our common stock (“401K Class Period”). On September 24, 2010, the District Court dismissed the complaint. The Plaintiffs appealed to the U.S. Court of Appeals for the Second Circuit, however, on December 26, 2012, the Second Circuit affirmed the District Court’s dismissal of the complaint.

Lending and Collection Litigation and Investigations

Mark A. Arthur et al. v. Sallie Mae, Inc. On February 2, 2010, a class action lawsuit was filed by a borrower in U.S. District Court for the Western District of Washington alleging that we contacted consumers on their cellular telephones via autodialer without their consent in violation of the Telephone Consumer Protection Act, 47 U.S.C. § 227 et seq. (“TCPA”). On October 7, 2011, we entered into an amended settlement agreement under which the Company agreed to a settlement fund of $24.15 million. On December 5, 2012, the U.S. Court of Appeals for the Ninth Circuit dismissed an appeal filed by two individual objectors. We have denied vigorously all claims asserted against us, but agreed to settle to avoid the burden, expense, risk and uncertainty of continued litigation. As of December 31, 2011, we had accrued the entire $24.15 million related to this matter.

We and our subsidiaries and affiliates also are subject to various claims, lawsuits and other actions that arise in the normal course of business. Most of these matters are claims by borrowers disputing the manner in which their loans have been processed or the accuracy of our reports to credit bureaus. In addition, our collections subsidiaries are routinely named in individual plaintiff or class action lawsuits in which the plaintiffs allege that those subsidiaries have violated a federal or state law in the process of collecting their accounts. We believe that these claims, lawsuits and other actions will not have a material adverse effect on our business, financial condition or results of operations. Finally, from time to time, we and our subsidiaries and affiliates receive information and document requests from state attorneys general, legislative committees and administrative agencies concerning certain business practices. Our practice has been and continues to be to cooperate with these bodies and to be responsive to any such requests.

Contingencies

In the ordinary course of business, we and our subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings including actions brought on behalf of various classes of claimants. These actions and proceedings may be based on alleged violations of consumer protection, securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damage are asserted against us and our subsidiaries.

In the ordinary course of business, we and our subsidiaries are subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries in these cases, we and our subsidiaries receive numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of our regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, we cannot predict what the eventual outcome of the pending matters will be, what the timing or the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

We are required to establish reserves for litigation and regulatory matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves.

Based on current knowledge, reserves have been established for certain litigation or regulatory matters where the loss is both probable and estimable. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on our consolidated financial position, liquidity, results of operations or cash flows.

15.	Income Taxes

Reconciliations of the statutory U.S. federal income tax rates to our effective tax rate for continuing operations follow:

	Years Ended December 31,
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	0.1	.8	1.6
Non-deductible goodwill	—	—	4.7
Other, net	(0.5)	(.5)	(.7)

Effective tax rate	34.6%	35.3%	40.6%

The effective tax rates for discontinued operations for the years ended December 31, 2012, 2011 and 2010 are 40.7 percent, 37.7 percent, and 13.5 percent, respectively. The effective tax rate varies from the statutory U.S. federal rate of 35 percent primarily due to the establishment of valuation allowances against capital loss carryforwards and the impact of non-tax deductible goodwill impairments for the year ended December 31, 2010, and due to the impact of state taxes, net of federal benefit, for the years ended December 31, 2012, 2011 and 2010.

Income tax expense consists of:

	December 31,
(Dollars in millions)	2012	2011	2010
Continuing operations current provision/(benefit):
Federal	$474	$436	$248
State	27	38	36
Foreign	—	—	—

Total continuing operations current provision/(benefit)	501	474	284
Continuing operations deferred provision/(benefit):
Federal	23	(121)	225
State	(26)	(25)	(9)
Foreign	—	—	—

Total continuing operations deferred provision/(benefit)	(3)	(146)	216

Continuing operations provision for income tax expense/(benefit)	498	328	500

Discontinued operations current provision/(benefit):
Federal	$1	$(49)	$34
State	—	(5)	8
Foreign	—	—	—

Total discontinued operations current provision/(benefit)	1	(54)	42
Discontinued operations deferred provision/(benefit):
Federal	(2)	68	(67)
State	—	6	(6)
Foreign	—	—	—

Total discontinued operations deferred provision/(benefit)	(2)	74	(73)

Discontinued operations provision for income tax expense/(benefit)	(1)	20	(31)

Provision for income tax expense/(benefit)	$497	$348	$469

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

	December 31,
(Dollars in millions)	2012	2011
Deferred tax assets:
Loan reserves	$940	$959
Market value adjustments on student loans, investments and derivatives	671	595
Stock-based compensation plans	77	78
Deferred revenue	60	62
Operating loss and credit carryovers	38	49
Accrued expenses not currently deductible	34	51
Other	4	48

Total deferred tax assets	1,824	1,842

Deferred tax liabilities:
Gains/(losses) on repurchased debt	306	297
Other	65	74

Total deferred tax liabilities	371	371

Net deferred tax assets	$1,453	$1,471

Included in other deferred tax assets is a valuation allowance of $29 million and $31 million as of December 31, 2012 and 2011, respectively, against a portion of the Company’s federal, state and international deferred tax assets. The valuation allowance is primarily attributable to deferred tax assets for federal and state capital loss carryovers and state and international net operating loss carryovers that management believes it is more likely than not will expire prior to being realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income of the appropriate character (i.e. capital or ordinary) during the period in which the temporary differences become deductible. Management considers, among other things, the economic slowdown, the scheduled reversals of deferred tax liabilities, and the history of positive taxable income available for net operating loss carrybacks in evaluating the realizability of the deferred tax assets.

As of December 31, 2012, we have federal capital loss carryovers of $45 million which begin to expire in 2016, apportioned state net operating loss carryforwards of $384 million which begin to expire in 2016, state capital loss carryovers of $32 million which begin to expire in 2015, and international net operating loss carryforwards of $.4 million which begin to expire in 2032.

Accounting for Uncertainty in Income Taxes

The following table summarizes changes in unrecognized tax benefits:

	December 31,
(Dollars in millions)	2012	2011	2010
Unrecognized tax benefits at beginning of year	$45.9	$41.7	$104.4
Increases resulting from tax positions taken during a prior period	20.0	20.5	13.1
Decreases resulting from tax positions taken during a prior period	(18.0)	(2.1)	(47.5)
Increases/(decreases) resulting from tax positions taken during the current period	11.3	(9.1)	(2.5)
Decreases related to settlements with taxing authorities	(14.7)	—	(87.6)
Increases related to settlements with taxing authorities	—	0.4	69.1
Reductions related to the lapse of statute of limitations	(3.3)	(5.5)	(7.3)

Unrecognized tax benefits at end of year	$41.2	$45.9	$41.7

As of December 31, 2012, the gross unrecognized tax benefits are $41.2 million. Included in the $41.2 million are $27.5 million of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate.

The Company or one of its subsidiaries files income tax returns at the U.S. federal level, in most U.S. states, and various foreign jurisdictions. U.S. federal income tax returns filed for years 2010 and prior have either been audited or surveyed and are now resolved. Various combinations of subsidiaries, tax years, and jurisdictions remain open for review, subject to statute of limitations periods (typically 3 to 4 prior years). We do not expect the resolution of open audits to have a material impact on our unrecognized tax benefits.

16.	Segment Reporting

We monitor and assess our ongoing operations and results by three primary operating segments — the Consumer Lending operating segment, the Business Services operating segment and the FFELP Loan operating segment. These three operating segments meet the quantitative thresholds for reportable segments. Accordingly, the results of operations of our Consumer Lending, Business Services and FFELP Loans segments are presented separately. We have smaller operating segments that consist of business operations that have either been discontinued or are winding down. These operating segments do not meet the quantitative thresholds to be considered reportable segments. As a result, the results of operations for these operating segments (Purchased Paper business and mortgage and other loan business) are combined with gains/losses from the repurchase of debt, the financial results of our corporate liquidity portfolio and all overhead within the Other reportable segment. The management reporting process measures the performance of our operating segments based on our management structure, as well as the methodology we used to evaluate performance and allocate resources. Management, including our chief operating decision makers, evaluates the performance of our operating segments based on their profitability. As discussed further below, we measure the profitability of our operating segments based on “Core Earnings.” Accordingly, information regarding our reportable segments is provided based on a “Core Earnings” basis.

Consumer Lending Segment

In this segment, we originate, acquire, finance and service Private Education Loans. The Private Education Loans we make are primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or customers’ resources. We will continue to offer loan products to parents and graduate students where we believe we are competitive with similar federal education loan products. In this segment, we earn net interest income on the Private Education Loan portfolio (after provision for loan losses) as well as servicing fees, consisting primarily of late fees. Operating expenses for this segment include costs incurred to acquire and service our loans.

Private Education Loans bear the full credit risk of the customer and cosigner. We manage this risk by underwriting and pricing based upon customized credit scoring criteria and the addition of qualified cosigners. For the year ended December 31, 2012, our annual charge-off rate for Private Education Loans (as a percentage of loans in repayment) was 3.4 percent, as compared to 3.7 percent for the prior year.

In 2012, we originated $3.3 billion of Private Education Loans, an increase of 22 percent and 45 percent from years ended December 31, 2011 and 2010, respectively. As of December 31, 2012 and 2011, we had $36.9 billion and $36.3 billion of Private Education Loans outstanding, respectively. At December 31, 2012, 52 percent of our Private Education Loan portfolio was funded to term with non-recourse, long-term securitization debt.

Since the beginning of 2006, virtually all of our Private Education Loans have been originated and funded by the Bank, a Utah industrial bank subsidiary regulated by the UDFI and the FDIC. At December 31, 2012, the Bank had total assets of $9.1 billion including $5.5 billion in Private Education Loans. As of the same date, the

Bank had total deposits of $7.8 billion. The Bank relies on both retail and brokered deposits to fund its assets and periodically sells originated Private Education Loans to affiliates for inclusion in securitization trusts or collection. The Bank is also a key component of our Upromise Rewards business. Sallie Mae and its affiliates provide services and technology support to the Bank through various service level agreements.

We face competition for Private Education Loans from a group of the nation’s larger banks and local credit unions.

The following table includes asset information for our Consumer Lending segment.

	December 31,
(Dollars in millions)	2012	2011
Private Education Loans, net	$36,934	$36,290
Cash and investments(1)	2,731	3,113
Other	3,275	3,595

Total assets	$42,940	$42,998

(1)	Includes restricted cash and investments.

Business Services Segment

Our Business Services segment generates the majority of its revenue from servicing our FFELP Loan portfolio and from performing servicing default aversion and contingency collections work on behalf of Guarantors of FFELP Loans and other institutions. With the elimination of FFELP in July 2010, these FFELP-related revenue sources will continue to decline.

•	Servicing revenues from the FFELP Loans we own and manage represent intercompany charges to the FFELP Loans segment at rates paid to us by the trusts which own the loans. These fees are legally the first payment priority of the trusts and exceed the actual cost of servicing the loans. Intercompany loan servicing revenues were $670 million in 2012 compared with $739 million in 2011. Intercompany loan servicing revenues will decline as the FFELP Loan portfolio amortizes. Prepayments of FFELP Loans could further accelerate the rate of decline.

•	In 2012, we earned account maintenance fees and default aversion fees on FFELP Loans serviced for Guarantors of $41 million, down from $46 million in 2011. These fees will continue to decline as the portfolio amortizes. Prepayments of FFELP Loans could further accelerate the rate of decline.

•	In 2012, contingency collection revenue from Guarantor clients totaled $264 million, compared to $246 million from the prior year. We anticipate these revenues will begin to decline steadily in 2013.

Our primary Business Services activities that are not directly related to the FFELP include:

Upromise

Upromise generates transaction fees through our Upromise consumer savings network; through December 31, 2012, members have earned approximately $730 million in rewards by purchasing products at hundreds of online retailers, booking travel, purchasing a home, dining out, buying gas and groceries, using the Upromise World MasterCard, or completing other qualified transactions. We earn a fee for the marketing and administrative services we provide to companies that participate in the Upromise savings network. We also compete with other loyalty shopping services and companies.

ED Collection and Servicing Contracts

Since 1997, we have provided collection services on defaulted student loans to ED. The current contract runs through December 31, 2013, with one six-month renewal option by ED. There are 21 other collection providers, of which we compete with 16 providers for account allocation based on quarterly performance metrics. The remaining five providers are small businesses who are ensured a particular allocation of business. As a consistent top performer, our share of allocated accounts has ranged from six percent to eight percent for this contract period. In addition, we were ranked first in the last quarterly performance metric and have been ranked first in the long-term performance metric, which is based on the past seven quarterly performance metrics, since the commencement of this contract.

In the second quarter of 2009, ED named Sallie Mae as one of four servicers awarded a servicing contract (the “ED Servicing Contract”) to service all newly disbursed federal loans owned by ED. The ED Servicing Contract covers, among other things, all new Direct Loans disbursed by, or sold to, ED since the contract award date and may extend to Direct Loans originated prior to that date. The contract spans five years with one, five-year renewal at the option of ED. We compete for Direct Loan servicing volume from ED with the three other servicing companies with whom we share the contract. New account allocations for the upcoming contract year are awarded annually based on each company’s performance on five different metrics over the most recently ended contract year: defaulted borrower count, defaulted borrower dollar amount, a survey of borrowers, a survey of schools and a survey of ED personnel (the “ED Scorecard”). Pursuant to the contract terms related to annual volume allocation of new loans, the maximum any servicer could be awarded is 40 percent of net new borrowers in that contract year. Our share of new loans serviced for ED under the ED Servicing Contract decreased to 15 percent in 2012 from 26 percent in the prior contract year as a result of our decrease in our relative standing, as compared to other servicing companies, on the ED Scorecard. We are servicing approximately 4.3 million accounts under the ED Servicing Contract as of December 31, 2012 and generated $84 million of revenue under the contracts for the year ended December 31, 2012.

At December 31, 2012 and 2011, the Business Services segment had total assets of $867 million and $912 million, respectively.

FFELP Loans Segment

Our FFELP Loans segment consists of our FFELP Loan portfolio and the underlying debt and capital funding the loans. FFELP Loans are insured or guaranteed by state or not-for-profit agencies and are also protected by contractual rights to recovery from the United States pursuant to guaranty agreements among ED and these agencies. These guarantees generally cover at least 97 percent of a FFELP Loan’s principal and accrued interest for loans disbursed. In the case of death, disability or bankruptcy of the borrower, these guarantees cover 100 percent of the loan’s principal and accrued interest.

At December 31, 2012, we held $125.6 billion of FFELP Loans, of which 82 percent were funded to term with non-recourse, long-term securitization debt. As a result of the long-term funding used in the FFELP Loan portfolio and the insurance and guarantees provided on these loans, the net interest margin recorded in the FFELP Loans segment is relatively stable and the capital we choose to retain with respect to the segment is modest. In addition to the net interest margin, we earn fee income largely from late fees on the loans.

Our FFELP Loan portfolio will amortize over approximately 20 years. Our goal is to maximize the cash flow generated by the portfolio. We will seek to acquire other third-party FFELP Loan portfolios to add net interest income and servicing revenue.

The Higher Education Act (the “HEA”) continues to regulate every aspect of the FFELP, including ongoing communications with borrowers and default aversion requirements. Failure to service a FFELP Loan properly could jeopardize the insurance and guarantees and federal support on these loans. The insurance and guarantees on our existing loans were not affected by the July 2010 termination of the FFELP program.

The following table includes asset information for our FFELP Loans segment.

	December 31,
(Dollars in millions)	2012	2011
FFELP Loans, net	$125,612	$138,130
Cash and investments(1)	5,766	6,067
Other	4,286	4,415

Total assets	$135,664	$148,612

(1)	Includes restricted cash and investments.

Other Segment

The Other segment consists primarily of the financial results related to activities of our holding company, including the repurchase of debt, the corporate liquidity portfolio and all overhead. We also include results from smaller wind-down and discontinued operations within this segment. Overhead expenses include costs related to executive management, the board of directors, accounting, finance, legal, human resources, stock-based compensation expense and information technology costs related to infrastructure and operations.

At December 31, 2012 and 2011, the Other segment had total assets of $1.8 billion and $823 million, respectively.

Measure of Profitability

The tables below include the condensed operating results for each of our reportable segments. Management, including the chief operating decision makers, evaluates the Company on certain performance measures that we refer to as “Core Earnings” performance measures for each operating segment. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management. The two items adjusted for in our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. The tables presented below reflect “Core Earnings” operating measures reviewed and utilized by management to manage the business. Reconciliation of the “Core Earnings” segment totals to our consolidated operating results in accordance with GAAP is also included in the tables below.

Our “Core Earnings” performance measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. The management reporting process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. Our operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. Intersegment revenues and expenses are netted within the appropriate financial statement line items consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

Segment Results and Reconciliations to GAAP

	Year Ended December 31, 2012
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total GAAP
							Reclassifications	Additions/ (Subtractions)	Total Adjustments(2)
Interest income:
Student loans	$2,481	$—	$2,744	$—	$—	$5,225	$858	$(351)	$507	$5,732
Other loans	—	—	—	16	—	16	—	—	—	16
Cash and investments	7	7	11	2	(6)	21	—	—	—	21

Total interest income	2,488	7	2,755	18	(6)	5,262	858	(351)	507	5,769
Total interest expense	822	—	1,591	37	(6)	2,444	115	2 (4)	117	2,561

Net interest income (loss)	1,666	7	1,164	(19)	—	2,818	743	(353)	390	3,208
Less: provisions for loan losses	1,008	—	72	—	—	1,080	—	—	—	1,080

Net interest income (loss) after provisions for loan losses	658	7	1,092	(19)	—	1,738	743	(353)	390	2,128
Servicing revenue	46	813	90	—	(670)	279	—	—	—	279
Contingency revenue	—	356	—	—	—	356	—	—	—	356
Gains on debt repurchases	—	—	—	145	—	145	—	—	—	145
Other income (loss)	—	33	—	15	—	48	(743)	159 (5)	(584)	(536)

Total other income (loss)	46	1,202	90	160	(670)	828	(743)	159	(584)	244
Expenses:
Direct operating expenses	265	364	702	12	(670)	673	—	—	—	673
Overhead expenses	—	—	—	224	—	224	—	—	—	224

Operating expenses	265	364	702	236	(670)	897	—	—	—	897
Goodwill and acquired intangible assets impairment and amortization	—	—	—	—	—	—	—	27	27	27
Restructuring expenses	3	3	—	5	—	11	—	—	—	11

Total expenses	268	367	702	241	(670)	908	—	27	27	935

Income (loss) from continuing operations, before income tax expense (benefit)	436	842	480	(100)	—	1,658	—	(221)	(221)	1,437
Income tax expense (benefit)(3)	157	303	173	(36)	—	597	—	(99)	(99)	498

Net income (loss) from continuing operations	279	539	307	(64)	—	1,061	—	(122)	(122)	939
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	—	—	1	—	(1)	—	(1)	(1)	(2)

Net income (loss)	277	539	307	(63)	—	1,060	—	(123)	(123)	937
Less: net loss attributable to noncontrolling interest	—	(2)	—	—	—	(2)	—	—	—	(2)

Net income (loss) attributable to SLM Corporation	$277	$541	$307	$(63)	$—	$1,062	$—	$(123)	$(123)	$939

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Year Ended December 31, 2012
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$390	$—	$390
Total other loss	(584)	—	(584)
Goodwill and acquired intangible assets impairment and amortization	—	27	27

Total “Core Earnings” adjustments to GAAP	$(194)	$(27)	(221)

Income tax benefit			(99)
Loss from discontinued operations, net of tax benefit			(1)

Net loss			$(123)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $42 million of “other derivative accounting adjustments.”

(5)	Represents the $115 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $42 million of “other derivative accounting adjustments.”

	Year Ended December 31, 2011
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$2,429	$—	$2,914	$—	$—	$5,343	$902	$(355)		$547	$5,890
Other loans	—	—	—	21	—	21	—	—		—	21
Cash and investments	9	8	5	5	(8)	19	—	—		—	19

Total interest income	2,438	8	2,919	26	(8)	5,383	902	(355)		547	5,930
Total interest expense	801	—	1,472	54	(8)	2,319	71	11	(4)	82	2,401

Net interest income (loss)	1,637	8	1,447	(28)	—	3,064	831	(366)		465	3,529
Less: provisions for loan losses	1,179	—	86	30	—	1,295	—	—		—	1,295

Net interest income (loss) after provisions for loan losses	458	8	1,361	(58)	—	1,769	831	(366)		465	2,234
Servicing revenue	64	872	86	—	(739)	283	—	—		—	283
Contingency revenue	—	333	—	—	—	333	—	—		—	333
Gains on debt repurchases	—	—	—	64	—	64	(26)	—		(26)	38
Other income (loss)	(9)	69	—	(6)	—	54	(805)	(174	)(5)	(979)	(925)

Total other income (loss)	55	1,274	86	58	(739)	734	(831)	(174)		(1,005)	(271)
Expenses:
Direct operating expenses	291	393	772	19	(739)	736	—	—		—	736
Overhead expenses	—	—	—	269	—	269	—	—		—	269

Operating expenses	291	393	772	288	(739)	1,005	—	—		—	1,005
Goodwill and acquired intangible assets impairment and amortization	—	—	—	—	—	—	—	21		21	21
Restructuring expenses	3	5	1	3	—	12	—	—		—	12

Total expenses	294	398	773	291	(739)	1,017	—	21		21	1,038

Income (loss) from continuing operations, before income tax expense (benefit)	219	884	674	(291)	—	1,486	—	(561)		(561)	925
Income tax expense (benefit)(3)	81	325	248	(107)	—	547	—	(219)		(219)	328

Net income (loss) from continuing operations	138	559	426	(184)	—	939	—	(342)		(342)	597
Income (loss) from discontinued operations, net of tax expense (benefit)	(2)	5	—	34	—	37	—	(2)		(2)	35

Net income (loss)	136	564	426	(150)	—	976	—	(344)		(344)	632
Less: loss attributable to noncontrolling interest	—	(1)	—	—	—	(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$136	$565	$426	$(150)	$—	$977	$—	$(344)		$(344)	$633

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Year Ended December 31, 2011
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$465	$—	$465
Total other loss	(1,005)	—	(1,005)
Goodwill and acquired intangible assets impairment and amortization	—	21	21

Total “Core Earnings” adjustments to GAAP	$(540)	$(21)	(561)

Income tax benefit			(219)
Loss from discontinued operations, net of tax benefit			(2)

Net loss			$(344)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(32) million of “other derivative accounting adjustments.”

(5)	Represents the $(153) million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $(32) million of “other derivative accounting adjustments.”

	Year Ended December 31, 2010
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total GAAP
							Reclassifications	Additions/ (Subtractions)	Total Adjustments(2)
Interest income:
Student loans	$2,353	$—	$2,766	$—	$—	$5,119	$888	$(309)	$579	$5,698
Other loans	—	—	—	30	—	30	—	—	—	30
Cash and investments	15	12	8	3	(12)	26	—	—	—	26

Total interest income	2,368	12	2,774	33	(12)	5,175	888	(309)	579	5,754
Total interest expense	753	—	1,408	44	(12)	2,193	69	13 (4)	82	2,275

Net interest income (loss)	1,615	12	1,366	(11)	—	2,982	819	(322)	497	3,479
Less: provisions for loan losses	1,298	—	98	23	—	1,419	—	—	—	1,419

Net interest income (loss) after provisions for loan losses	317	12	1,268	(34)	—	1,563	819	(322)	497	2,060
Servicing revenue	73	818	68	—	(648)	311	—	—	—	311
Contingency revenue	—	330	—	—	—	330	—	—	—	330
Gains on debt repurchases	—	—	—	317	—	317		—	—	317
Other income (loss)	—	50	312	22	—	384	(819)	404 (5)	(415)	(31)

Total other income (loss)	73	1,198	380	339	(648)	1,342	(819)	404	(415)	927
Expenses:
Direct operating expenses	352	411	699	12	(648)	826	—	—	—	826
Overhead expenses	—	—	—	304	—	304	—	—	—	304

Operating expenses	352	411	699	316	(648)	1,130	—	—	—	1,130
Goodwill and acquired intangible assets impairment and amortization	—	—	—	—	—	—	—	543	543	543
Restructuring expenses	12	6	55	12	—	85	—	—	—	85

Total expenses	364	417	754	328	(648)	1,215	—	543	543	1,758

Income (loss) from continuing operations, before income tax expense (benefit)	26	793	894	(23)	—	1,690	—	(461)	(461)	1,229
Income tax expense (benefit)(3)	9	286	322	(11)	—	606	—	(106)	(106)	500

Net income (loss) from continuing operations	17	507	572	(12)	—	1,084	—	(355)	(355)	729
Income (loss) from discontinued operations, net of tax expense (benefit)	(3)	12	—	(65)	—	(56)	—	(143)	(143)	(199)

Net income (loss)	$14	$519	$572	$(77)	$—	$1,028	$—	$(498)	$(498)	$530

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Year Ended December 31, 2010
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$497	$—	$497
Total other loss	(415)	—	(415)
Goodwill and acquired intangible assets impairment and amortization	—	543	543

Total “Core Earnings” adjustments to GAAP	$82	$(543)	(461)

Income tax benefit			(106)
Loss from discontinued operations, net of tax benefit			(143)

Net loss			$(498)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(63) million of “other derivative accounting adjustments.”

(5)	Represents the $454 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $(63) million of “other derivative accounting adjustments.”

Summary of “Core Earnings” Adjustments to GAAP

The two adjustments required to reconcile from our “Core Earnings” results to our GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. The following table reflects aggregate adjustments associated with these areas.

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
“Core Earnings” adjustments to GAAP:
Net impact of derivative accounting(1)	$(194)	$(540)	$82
Net impact of goodwill and acquired intangible assets(2)	(27)	(21)	(543)
Net tax effect(3)	99	219	106
Net effect from discontinued operations	(1)	(2)	(143)

Total “Core Earnings” adjustments to GAAP	$(123)	$(344)	$(498)

(1)	Derivative accounting: “Core Earnings” exclude periodic unrealized gains and losses that are caused by the mark-to-market valuations on derivatives that do not qualify for hedge accounting treatment under GAAP as well as the periodic unrealized gains and losses that are a result of ineffectiveness recognized related to effective hedges under GAAP. These unrealized gains and losses occur in our Consumer Lending, FFELP Loans and Other business segments. Under GAAP, for our derivatives that are held to maturity, the cumulative net unrealized gain or loss over the life of the contract will equal $0 except for Floor Income Contracts where the cumulative unrealized gain will equal the amount for which we sold the contract. In our “Core Earnings” presentation, we recognize the economic effect of these hedges, which generally results in any net settlement cash paid or received being recognized ratably as an interest expense or revenue over the hedged item’s life.

(2)	Goodwill and acquired intangible assets: Our “Core Earnings” exclude goodwill and intangible asset impairment and amortization of acquired intangible assets.

(3)	Net Tax Effect: Such tax effect is based upon our “Core Earnings” effective tax rate for the year.

17.	Discontinued Operations

Our Purchased Paper businesses are presented in discontinued operations for the current and prior periods. In 2009, we sold our Purchased Paper — Mortgage/Properties business for $280 million which resulted in an after-tax loss of $95 million. As a result of this sale, the results of operations of this business were required to be presented in discontinued operations beginning in 2009.

In the fourth quarter of 2010, we began actively marketing for sale our Purchased Paper — Non-Mortgage business and concluded it was probable this business would be sold within one year at which time we would exit the business. The Purchased Paper — Non-Mortgage business comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company. As a result, we have classified the business as held-for-sale, and, as such, the results of operations of this business were required to be presented in discontinued operations beginning in the fourth quarter of 2010. In connection with this classification, we were required to carry this business at the lower of fair value or historical cost basis. This resulted in us recording an after-tax loss of $52 million from discontinued operations in the fourth quarter of 2010, primarily due to adjusting the value of this business to its estimated fair value. We sold the Purchased Paper — Non-Mortgage business in 2011 which resulted in a $23 million after-tax gain.

The Purchased Paper — Mortgage/Properties business and the Purchased Paper — Non-Mortgage business comprise operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, from the rest of the Company. Accordingly, this Component is presented as discontinued operations as (1) the operations and cash flows of the Component have been eliminated from our ongoing operations as of December 31, 2010, and (2) we will have no continuing involvement in the operations of this Component subsequent to the sale of the Purchased Paper-Non Mortgage business.

In the second quarter of 2013, we sold our Campus Solutions business and recorded an after-tax gain of $38 million. This business provided processing capabilities to educational institutions. The Campus Solutions business comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company and we will have no continuing involvement. As a result, our Campus Solutions business is presented in discontinued operations for all periods presented.

On September 25, 2013, we announced the sale of our 529 college savings plan administration business. Upon the transaction’s closing, which is anticipated to occur in the fourth-quarter 2013, we expect to recognize a gain of approximately $0.14 per diluted share. Due to the pending sale, the results of this business were moved to discontinued operations for all periods presented.

The following table summarizes the discontinued assets and liabilities at December 31, 2012 and 2011.

	At December 31,
(Dollars in millions)	2012	2011
Assets:
Cash and equivalents	$33	$28
Other assets	202	221

Assets of discontinued operations	$235	$249

Liabilities:
Liabilities of discontinued operations	$168	$179

At December 31, 2012 and 2011, other assets of our discontinued operations consisted primarily of restricted cash. Liabilities of our discontinued operations consist primarily of escrow liabilities which represent restricted cash equivalent amounts held on behalf of students and their families or client institutions in connection with the administration of certain products and services.

The following table summarizes the discontinued operations.

	Years Ended December 31,
(Dollars in millions)	2012	2011	2010
Operations:
Income (loss) from discontinued operations before income taxes	$(3)	$55	$(230)
Income tax expense (benefit)	(1)	20	(31)

Income (loss) from discontinued operations, net of taxes	$(2)	$35	$(199)

Included in the $199 million loss from discontinued operations, net of taxes, for the year ended December 31, 2010 was $52 million after-tax impairment related to our Purchased Paper — Non-Mortgage business discussed above, and $138 million after-tax goodwill and intangible asset impairment related to our 529 college savings plan administration business. The impairment related to our 529 college savings plan administration business was recognized in the third quarter of 2010 as a result of our determination that pricing pressures and certain risks associated with growing this business, as well as the likelihood that a market participant would demand a higher discount rate and assume lower future expected cash flows than our own assumptions, resulted in a decline in the fair value of this reporting unit.

18.	Concentrations of Risk

Our business is primarily focused in providing and/or servicing to help students and their families save, plan and pay for college. We primarily originate, service and/or collect loans made to students and their families to finance the cost of their education. We provide funding, delivery and servicing support for education loans in the

United States, through our Private Education Loan programs and as a servicer and collector of loans for ED. In addition we are the largest holder, servicer and collector of loans under the discontinued FFELP. Because of this concentration in one industry, we are exposed to credit, legislative, operational, regulatory, and liquidity risks associated with the student loan industry.

Concentration Risk in the Revenues Associated with Private Education Loans

We compete in the private credit lending business with banks and other consumer lending institutions, many with strong consumer brand name recognition and greater financial resources. We compete based on our products, origination capability and customer service. To the extent our competitors compete aggressively or more effectively, we could lose market share to them or subject our existing loans to refinancing risk. Our product offerings may not prove to be profitable and may result in higher than expected losses.

We are a leading provider of saving- and paying-for-college products and programs. This concentration gives us a competitive advantage in the marketplace. This concentration also creates risks in our business, particularly in light of our concentrations as a Private Education Loan lender and as a servicer for the FFELP and DSLP. If population demographics result in a decrease in college-age individuals, if demand for higher education decreases, if the cost of attendance of higher education decreases, if public resistance to higher education costs increases, or if the demand for higher education loans decreases, our consumer lending business could be negatively affected. In addition, the federal government, through the DSLP, poses significant competition to our private credit loan products. If loan limits under the DSLP increase, DSLP loans could be more widely available to students and their families and DSLP loans could increase, resulting in further decreases in the size of the Private Education Loan market and demand for our Private Education Loan products.

Concentration Risk in the Revenues Associated with FFELP Loans

On July 1, 2010, the HCERA legislation eliminated FFELP Loan originations, a major source of our net income. All federal loans to students are now made through the DSLP. The terms and conditions of existing FFELP Loans were not affected by this legislation. Despite the end of FFELP, Congress, ED and the Administration still exercise significant authority over the servicing and administration of existing FFELP Loans. Because of the ongoing uncertainty around efforts to reduce the federal budget deficit, the timing, method and manner of implementation of various education lending initiatives has become less predictable.

The net interest margin we earn on our FFELP Loans portfolio, which totaled $1.6 billion in 2012, will decline over time as the portfolio amortizes.

We also earn maintenance fees for the life of the loan for servicing the Guarantor’s portfolio of loans. The portfolio that generates the maintenance fee is now in runoff, and the maintenance fees we earn will decline ratably with the portfolio. We earned maintenance fees of $41 million in 2012.

Our student loan contingent collection business is also affected by HCERA. We currently have 15 Guarantors as clients. We earn revenue from Guarantors for collecting defaulted loans as well as for managing their portfolios of defaulted loans. In 2012, collection revenue from Guarantor clients totaled $264 million. We anticipate that revenue from Guarantors will begin to steadily decline as the portfolio of defaulted loans we manage is resolved and amortizes.

Concentration Risk in the Servicing of Direct Loans

The DSLP is serviced by four private sector institutions, including Sallie Mae. Defaulted Direct Loans are collected by 22 private sector companies, including Sallie Mae. Because of the concentration of our business in servicing and collecting on Direct Loans, we are exposed to risks associated with ED reducing the amount of new loan servicing and collections allocated to us or the termination of our servicing or collections contracts.

19.	Quarterly Financial Information (unaudited)

	2012
(Dollars in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net interest income	$811	$746	$819	$832
Less: provisions for loan losses	253	243	270	314

Net interest income after provisions for loan losses	558	503	549	518
Gains (losses) on derivative and hedging activities, net	(372)	6	(233)	(28)
Other income	238	176	202	256
Operating expenses	236	216	220	226
Goodwill and acquired intangible assets amortization expense	5	5	5	14
Restructuring and other reorganization expenses	4	3	2	1
Income tax expense	68	169	104	157

Net income from continuing operations	111	292	187	348
Income (loss) from discontinued operations, net of taxes	—	(1)	—	—

Net income	111	291	187	348
Less: net loss attributable to noncontrolling interest	(1)	(1)	(1)	—

Net income attributable to SLM Corporation	112	292	188	348
Preferred stock dividends	5	5	5	5

Net income attributable to SLM Corporation common stock	$107	$287	$183	$343

Basic earnings per common share attributable to SLM Corporation:
Continuing operations	$.21	$.59	$.39	$.75
Discontinued operations	—	—	—	—

Total	$.21	$.59	$.39	$.75

Diluted earnings per common share attributable to SLM Corporation:
Continuing operations	$.21	$.59	$.39	$.74
Discontinued operations	—	—	—	—

Total	$.21	$.59	$.39	$.74

	2011
(Dollars in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net interest income	$898	$868	$885	$879
Less: provisions for loan losses	303	291	409	292

Net interest income after provisions for loan losses	595	577	476	587
Gains (losses) on derivative and hedging activities, net	(242)	(510)	(480)	272
Other income	210	161	156	161
Operating expenses	280	247	261	217
Goodwill and acquired intangible assets amortization expense	5	5	5	5
Restructuring and other reorganization expenses	4	2	3	4
Income tax expense (benefit)	98	(10)	(47)	285

Net income (loss) from continuing operations	176	(16)	(70)	509
Income (loss) from discontinued operations, net of taxes	(1)	10	23	2

Net income (loss)	175	(6)	(47)	511
Preferred stock dividends	4	4	5	5

Net income (loss) attributable to SLM Corporation common stock	$171	$(10)	$(52)	$506

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$.32	$(.04)	$(.15)	$1.00
Discontinued operations	—	.02	.05	—

Total	$.32	$(.02)	$(.10)	$1.00

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$.32	$(.04)	$(.15)	$.99
Discontinued operations	—	.02	.05	—

Total	$.32	$(.02)	$(.10)	$.99

20.	Subsequent Event

On February 13, 2013, we sold the Residual Interest in a FFELP Consolidation Loan securitization trust to a third party while retaining the servicing rights. Prior to the sale we consolidated the trust as we were the primary beneficiary of the trust. As a result of this sale, we are no longer the primary beneficiary and as a result we deconsolidated the Trust by removing from our balance sheet $3.8 billion and $3.7 billion of trust assets and liabilities, respectively.

SLM CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions, except share and per share amounts)

(Unaudited)

	September 30, 2013	December 31, 2012
Assets
FFELP Loans (net of allowance for losses of $130 and $159, respectively)	$106,350	$125,612
Private Education Loans (net of allowance for losses of $2,144 and $2,171 respectively)	37,752	36,934
Investments
Available-for-sale	85	72
Other	911	1,010

Total investments	996	1,082
Cash and cash equivalents	4,329	3,900
Restricted cash and investments	4,287	5,011
Goodwill and acquired intangible assets, net	436	448
Other assets	7,420	8,273

Total assets	$161,570	$181,260

Liabilities
Short-term borrowings	$15,572	$19,856
Long-term borrowings	136,944	152,401
Other liabilities	3,422	3,937

Total liabilities	155,938	176,194

Commitments and contingencies
Equity
Preferred stock, par value $0.20 per share, 20 million shares authorized
Series A: 3.3 million and 3.3 million shares issued, respectively, at stated value of $50 per share	165	165
Series B: 4 million and 4 million shares issued, respectively, at stated value of $100 per share	400	400
Common stock, par value $0.20 per share, 1.125 billion shares authorized: 544 million and 536 million shares issued, respectively	109	107
Additional paid-in capital	4,373	4,237
Accumulated other comprehensive income (loss) (net of tax (expense) benefit of $(5) and $3, respectively)	8	(6)
Retained earnings	2,385	1,451

Total SLM Corporation stockholders’ equity before treasury stock	7,440	6,354
Less: Common stock held in treasury at cost: 108 million and 83 million shares, respectively	(1,813)	(1,294)

Total SLM Corporation stockholders’ equity	5,627	5,060
Noncontrolling interest	5	6

Total equity	5,632	5,066

Total liabilities and equity	$161,570	$181,260

Supplemental information — assets and liabilities of consolidated variable interest entities:

	September 30, 2013	December 31, 2012
FFELP Loans	$101,627	$121,059
Private Education Loans	26,018	26,072
Restricted cash and investments	4,044	4,826
Other assets	2,380	2,312
Short-term borrowings	4,678	9,551
Long-term borrowings	116,968	131,518

Net assets of consolidated variable interest entities	$12,423	$13,200

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest income:
FFELP Loans	$698	$840	$2,138	$2,459
Private Education Loans	635	615	1,884	1,856
Other loans	3	4	9	13
Cash and investments	4	5	13	16

Total interest income	1,340	1,464	4,044	4,344
Total interest expense	541	645	1,666	1,968

Net interest income	799	819	2,378	2,376
Less: provisions for loan losses	207	270	649	766

Net interest income after provisions for loan losses	592	549	1,729	1,610

Other income (loss):
Gains on sales of loans and investments	—	—	307	1
Losses on derivative and hedging activities, net	(127)	(233)	(140)	(600)
Servicing revenue	83	71	223	212
Contingency revenue	104	85	312	261
Gains on debt repurchases	—	44	42	102
Other	9	2	66	39

Total other income (loss)	69	(31)	810	15

Expenses:
Salaries and benefits	128	113	380	343
Other operating expenses	129	107	357	329

Total operating expenses	257	220	737	672
Goodwill and acquired intangible asset impairment and amortization expense	4	5	10	13
Restructuring and other reorganization expenses	12	2	46	9

Total expenses	273	227	793	694

Income from continuing operations, before income tax expense	388	291	1,746	931
Income tax expense	136	104	645	340

Net income from continuing operations	252	187	1,101	591
Income (loss) from discontinued operations, net of tax expense (benefit)	8	—	47	(2)

Net income	260	187	1,148	589
Less: net loss attributable to noncontrolling interest	—	(1)	(1)	(2)

Net income attributable to SLM Corporation	260	188	1,149	591
Preferred stock dividends	5	5	15	15

Net income attributable to SLM Corporation common stock	$255	$183	$1,134	$576

Basic earnings per common share attributable to SLM Corporation:
Continuing operations	$.56	$.39	$2.46	$1.19
Discontinued operations	.02	—	.10	—

Total	$.58	$.39	$2.56	$1.19

Average common shares outstanding	436	464	442	483

Diluted earnings per common share attributable to SLM Corporation:
Continuing operations	$.55	$.39	$2.42	$1.18
Discontinued operations	.02	—	.10	—

Total	$.57	$.39	$2.52	$1.18

Average common and common equivalent shares outstanding	445	471	450	490

Dividends per common share attributable to SLM Corporation	$.15	$.125	$.45	$.375

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$260	$187	$1,148	$589
Other comprehensive income (loss):
Unrealized gains (losses) on derivatives:
Unrealized hedging gains (losses) on derivatives	(3)	(3)	19	(14)
Reclassification adjustments for derivative losses included in net income (interest expense)	1	6	7	22

Total unrealized gains (losses) on derivatives	(2)	3	26	8
Unrealized gains (losses) on investments	—	—	(4)	1
Income tax (expense) benefit	1	(1)	(8)	(3)

Other comprehensive income (loss), net of tax	(1)	2	14	6

Comprehensive income	259	189	1,162	595
Less: comprehensive loss attributable to noncontrolling interest	—	(1)	(1)	(2)

Total comprehensive income attributable to SLM Corporation	$259	$190	$1,163	$597

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in millions, except share and per share amounts)

(Unaudited)

	Preferred Stock Shares	Common Stock Shares			Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
		Issued	Treasury	Outstanding
Balance at June 30, 2012	7,300,000	532,672,974	(63,270,775)	469,402,199	$565	$107	$4,196	$(10)	$1,040	$(967)	$4,931	$7	$4,938
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	188	—	188	(1)	187
Other comprehensive income, net of tax	—	—	—	—	—	—	—	2	—	—	2	—	2

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	190	(1)	189
Cash dividends:
Common stock ($.125 per share)	—	—	—	—	—	—	—	—	(58)	—	(58)	—	(58)
Preferred stock, series A ($.87 per share)	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Preferred stock, series B ($.57 per share)	—	—	—	—	—	—	—	—	(2)	—	(2)	—	(2)
Issuance of common shares	—	1,654,506	—	1,654,506	—	—	17	—	—	—	17	—	17
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Stock-based compensation expense	—	—	—	—	—	—	8	—	—	—	8	—	8
Common stock repurchased	—	—	(7,643,999)	(7,643,999)	—	—	—	—	—	(121)	(121)	—	(121)
Shares repurchased related to employee stock-based compensation plans	—	—	(1,253,922)	(1,253,922)	—	—	—	—	—	(20)	(20)	—	(20)

Balance at September 30, 2012	7,300,000	534,327,480	(72,168,696)	462,158,784	$565	$107	$4,219	$(8)	$1,165	$(1,108)	$4,940	$6	$4,946

Balance at June 30, 2013	7,300,000	543,781,184	(107,592,332)	436,188,852	$565	$109	$4,355	$9	$2,195	$(1,804)	$5,429	$5	$5,434
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	260	—	260	—	260
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	259	—	259
Cash dividends:
Common stock ($.15 per share)	—	—	—	—	—	—	—	—	(65)	—	(65)	—	(65)
Preferred stock, series A ($.87 per share)	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Preferred stock, series B ($.50 per share)	—	—	—	—	—	—	—	—	(2)	—	(2)	—	(2)
Issuance of common shares	—	326,789	—	326,789	—	—	8	—	—	—	8	—	8
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	2	—	—	—	2	—	2
Stock-based compensation expense	—	—	—	—	—	—	8	—	—	—	8	—	8
Shares repurchased related to employee stock-based compensation plans	—	—	(251,570)	(251,570)	—	—	—	—	—	(9)	(9)	—	(9)

Balance at September 30, 2013	7,300,000	544,107,973	(107,843,902)	436,264,071	$565	$109	$4,373	$8	$2,385	$(1,813)	$5,627	$5	$5,632

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in millions, except share and per share amounts)

(Unaudited)

	Preferred Stock Shares	Common Stock Shares			Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
		Issued	Treasury	Outstanding
Balance at December 31, 2011	7,300,000	529,075,322	(20,323,997)	508,751,325	$565	$106	$4,136	$(14)	$770	$(320)	$5,243	$8	$5,251
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	591	—	591	(2)	589
Other comprehensive income, net of tax	—	—	—	—	—	—	—	6	—	—	6	—	6

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	597	(2)	595
Cash dividends:
Common stock ($.375 per share)	—	—	—	—	—	—	—	—	(180)	—	(180)	—	(180)
Preferred stock, series A ($2.61 per share)	—	—	—	—	—	—	—	—	(8)	—	(8)	—	(8)
Preferred stock, series B ($1.69 per share)	—	—	—	—	—	—	—	—	(7)	—	(7)	—	(7)
Dividend equivalent units related to employee stock-based compensation plans	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Issuance of common shares	—	5,252,158	—	5,252,158	—	1	47	—	—	—	48	—	48
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	(5)	—	—	—	(5)	—	(5)
Stock-based compensation expense	—	—	—	—	—	—	41	—	—	—	41	—	41
Common stock repurchased	—	—	(48,184,145)	(48,184,145)	—	—	—	—	—	(730)	(730)	—	(730)
Shares repurchased related to employee stock-based compensation plans	—	—	(3,660,554)	(3,660,554)	—	—	—	—	—	(58)	(58)	—	(58)

Balance at September 30, 2012	7,300,000	534,327,480	(72,168,696)	462,158,784	$565	$107	$4,219	$(8)	$1,165	$(1,108)	$4,940	$6	$4,946

Balance at December 31, 2012	7,300,000	535,507,965	(82,910,021)	452,597,944	$565	$107	$4,237	$(6)	$1,451	$(1,294)	$5,060	$6	$5,066
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	1,149	—	1,149	(1)	1,148
Other comprehensive income, net of tax	—	—	—	—	—	—	—	14	—	—	14	—	14

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	1,163	(1)	1,162
Cash dividends:
Common stock ($.45 per share)	—	—	—	—	—	—	—	—	(199)	—	(199)	—	(199)
Preferred stock, series A ($2.61 per share)	—	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Preferred stock, series B ($1.51 per share)	—	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Dividend equivalent units related to employee stock-based compensation plans	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Issuance of common shares	—	8,600,008	—	8,600,008	—	2	92	—	—	—	94	—	94
Tax benefit related to employee stock-based compensation plans	—	—	—	—	—	—	7	—	—	—	7	—	7
Stock-based compensation expense	—	—	—	—	—	—	37	—	—	—	37	—	37
Common stock repurchased	—	—	(19,316,948)	(19,316,948)	—	—	—	—	—	(400)	(400)	—	(400)
Shares repurchased related to employee stock-based compensation plans	—	—	(5,616,933)	(5,616,933)	—	—	—	—	—	(119)	(119)	—	(119)

Balance at September 30, 2013	7,300,000	544,107,973	(107,843,902)	436,264,071	$565	$109	$4,373	$8	$2,385	$(1,813)	$5,627	$5	$5,632

See accompanying notes to consolidated financial statements.

SLM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Operating activities
Net income	$1,148	$589
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	(47)	2
Gains on sales of loans and investments	(307)	(1)
Gains on debt repurchases	(42)	(102)
Goodwill and acquired intangible asset impairment and amortization expense	10	13
Stock-based compensation expense	37	41
Unrealized (gains) losses on derivative and hedging activities	(384)	51
Provisions for loan losses	649	766
(Increase) decrease in restricted cash — other	(3)	5
(Increase) decrease in accrued interest receivable	(74)	204
Decrease in accrued interest payable	(61)	(55)
Decrease in other assets	545	403
(Decrease) increase in other liabilities	(85)	31

Cash provided by operating activities — continuing operations	1,386	1,947

Cash provided by (used in) operating activities — discontinued operations	46	(5)

Total net cash provided by operating activities	1,432	1,942

Investing activities
Student loans acquired and originated	(3,689)	(5,497)
Reduction of student loans:
Installment payments, claims and other	9,159	14,167
Proceeds from sales of student loans	707	428
Other investing activities, net	56	(101)
Purchases of available-for-sale securities	(44)	(39)
Proceeds from maturities of available-for-sale securities	28	56
Purchases of other securities	(288)	(182)
Proceeds from maturities of other securities	289	161
Decrease (increase) in restricted cash — variable interest entities	422	(609)

Total net cash provided by investing activities	6,640	8,384

Financing activities
Borrowings collateralized by loans in trust — issued	8,542	10,004
Borrowings collateralized by loans in trust — repaid	(10,815)	(11,565)
Asset-backed commercial paper conduits, net	4,341	140
ED Conduit Program facility, net	(9,551)	(8,960)
Other short-term borrowings issued	—	23
Other short-term borrowings repaid	—	(122)
Other long-term borrowings issued	2,712	3,769
Other long-term borrowings repaid	(2,343)	(2,952)
Other financing activities, net	(782)	224
Retail and other deposits, net	867	327
Common stock repurchased	(400)	(730)
Common stock dividends paid	(199)	(180)
Preferred stock dividends paid	(15)	(15)

Net cash used in financing activities	(7,643)	(10,037)

Net increase in cash and cash equivalents	429	289
Cash and cash equivalents at beginning of period	3,900	2,794

Cash and cash equivalents at end of period	$4,329	$3,083

Supplemental disclosures of cash flow information:
Cash disbursements made (refunds received) for:
Interest	$1,646	$1,913

Income taxes paid	$520	$416

Income taxes received	$(19)	$(5)

Noncash activity:
Investing activity — Student loans and other assets acquired	$—	$402

Student loans and other assets removed related to sale of Residual Interest in securitization	$(11,802)	$—

Financing activity — Borrowings assumed in acquisition of student loans and other assets	$—	$425

Borrowings removed related to sale of Residual Interest in securitization	$(12,084)	$—

See accompanying notes to consolidated financial statements.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information at September 30, 2013 and for the three and nine months ended

September 30, 2013 and 2012 is unaudited)

1.	Significant Accounting Policies

Basis of Presentation

The accompanying unaudited, consolidated financial statements of SLM Corporation (“we,” “us,” “our,” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. The consolidated financial statements include the accounts of SLM Corporation and its majority-owned and controlled subsidiaries and those Variable Interest Entities (“VIEs”) for which we are the primary beneficiary, after eliminating the effects of intercompany accounts and transactions. In the opinion of management, all adjustments considered necessary for a fair statement of the results for the interim periods have been included. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results for the year ending December 31, 2013 or for any other period. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). Definitions for certain capitalized terms used in this document can be found in the 2012 Form 10-K.

Consolidation

In the first six months of 2013, we sold Residual Interests in FFELP Loan securitization trusts to third parties. We will continue to service the student loans in the trusts under existing agreements. Prior to the sale of the Residual Interests, we had consolidated the trusts as VIEs because we had met the two criteria for consolidation. We had determined we were the primary beneficiary because (1) as servicer to the trust we had the power to direct the activities of the VIE that most significantly affected its economic performance and (2) as the residual holder of the trust, we had an obligation to absorb losses or receive benefits of the trust that could potentially be significant. Upon the sale of the Residual Interests we are no longer the residual holder, thus we determined we no longer met criterion (2) above and deconsolidated the trusts. As a result of these transactions, we removed securitization trust assets of $12.5 billion and the related liabilities of $12.1 billion from the balance sheet and recorded a $312 million gain as part of “gains on sales of loans and investments” for the nine months ended September 30, 2013.

Reclassifications

Certain reclassifications have been made to the balances as of and for the three and nine months ended September 30, 2012 to be consistent with classifications adopted for 2013, and had no effect on net income, total assets, or total liabilities.

Recently Adopted Accounting Standards

Accumulated Other Comprehensive Income

On January 1, 2013, we adopted Accounting Standards Update No. 2013-02, Comprehensive Income (Topic 220), “Reporting Amounts Reclassified out of Accumulated Other Comprehensive Income.” The objective of this new guidance is to improve the reporting of reclassifications out of accumulated other comprehensive income. The impact of adopting this new guidance was immaterial and there was no impact on our results of operations.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses

Our provisions for loan losses represent the periodic expense of maintaining an allowance sufficient to absorb incurred probable losses, net of expected recoveries, in the held-for-investment loan portfolios. The evaluation of the provisions for loan losses is inherently subjective as it requires material estimates that may be susceptible to significant changes. We believe that the allowance for loan losses is appropriate to cover probable losses incurred in the loan portfolios. We segregate our Private Education Loan portfolio into two classes of loans — traditional and non-traditional. Non-traditional loans are loans to (i) customers attending for-profit schools with an original Fair Isaac and Company (“FICO”) score of less than 670 and (ii) customers attending not-for-profit schools with an original FICO score of less than 640. The FICO score used in determining whether a loan is non-traditional is the greater of the customer or cosigner FICO score at origination. Traditional loans are defined as all other Private Education Loans that are not classified as non-traditional.

Allowance for Loan Losses Metrics

	Three Months Ended September 30, 2013
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$133	$2,149	$35	$2,317
Total provision	12	195	—	207
Charge-offs(1)	(15)	(205)	(3)	(223)
Reclassification of interest reserve(2)	—	5	—	5

Ending balance	$130	$2,144	$32	$2,306

Allowance:
Ending balance: individually evaluated for impairment	$—	$1,091	$24	$1,115
Ending balance: collectively evaluated for impairment	$130	$1,053	$8	$1,191
Loans:
Ending balance: individually evaluated for impairment	$—	$8,982	$49	$9,031
Ending balance: collectively evaluated for impairment	$105,422	$31,640	$91	$137,153
Charge-offs as a percentage of average loans in repayment (annualized)	.08%	2.57%	7.70%
Charge-offs as a percentage of average loans in repayment and forbearance (annualized)	.06%	2.48%	7.70%
Allowance as a percentage of the ending total loan balance	.12%	5.28%	22.90%
Allowance as a percentage of the ending loans in repayment	.17%	6.77%	22.90%
Allowance coverage of charge-offs (annualized)	2.2	2.6	2.8
Ending total loans(3)	$105,422	$40,622	$140
Average loans in repayment	$78,012	$31,630	$148
Ending loans in repayment	$77,618	$31,651	$140

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

	Three Months Ended September 30, 2012
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$173	$2,186	$59	$2,418
Total provision	18	252	—	270
Charge-offs(1)	(23)	(250)	(6)	(279)
Student loan sales	(2)	—	—	(2)
Reclassification of interest reserve(2)	—	8	—	8

Ending balance	$166	$2,196	$53	$2,415

Allowance:
Ending balance: individually evaluated for impairment	$—	$1,056	$40	$1,096
Ending balance: collectively evaluated for impairment	$166	$1,140	$13	$1,319
Loans:
Ending balance: individually evaluated for impairment	$—	$7,099	$76	$7,175
Ending balance: collectively evaluated for impairment	$126,441	$33,012	$146	$159,599
Charge-offs as a percentage of average loans in repayment (annualized)	.10%	3.23%	9.58%
Charge-offs as a percentage of average loans in repayment and forbearance (annualized)	.08%	3.11%	9.58%
Allowance as a percentage of the ending total loan balance	.13%	5.48%	23.92%
Allowance as a percentage of the ending loans in repayment	.18%	7.09%	23.92%
Allowance coverage of charge-offs (annualized)	1.8	2.2	2.4
Ending total loans(3)	$126,441	$40,111	$222
Average loans in repayment	$90,898	$30,816	$231
Ending loans in repayment	$90,481	$30,972	$222

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

	Nine Months Ended September 30, 2013
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$159	$2,171	$47	$2,377
Total provision	42	607	—	649
Charge-offs(1)	(57)	(649)	(15)	(721)
Student loan sales	(14)	—	—	(14)
Reclassification of interest reserve(2)	—	15	—	15

Ending balance	$130	$2,144	$32	$2,306

Allowance:
Ending balance: individually evaluated for impairment	$—	$1,091	$24	$1,115
Ending balance: collectively evaluated for impairment	$130	$1,053	$8	$1,191
Loans:
Ending balance: individually evaluated for impairment	$—	$8,982	$49	$9,031
Ending balance: collectively evaluated for impairment	$105,422	$31,640	$91	$137,153
Charge-offs as a percentage of average loans in repayment (annualized)	.09%	2.74%	12.14%
Charge-offs as a percentage of average loans in repayment and forbearance (annualized)	.08%	2.65%	12.14%
Allowance as a percentage of the ending total loan balance	.12%	5.28%	22.90%
Allowance as a percentage of the ending loans in repayment	.17%	6.77%	22.90%
Allowance coverage of charge-offs (annualized)	1.7	2.5	1.6
Ending total loans(3)	$105,422	$40,622	$140
Average loans in repayment	$82,196	$31,631	$163
Ending loans in repayment	$77,618	$31,651	$140

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

	Nine Months Ended September 30, 2012
(Dollars in millions)	FFELP Loans	Private Education Loans	Other Loans	Total
Allowance for Loan Losses
Beginning balance	$187	$2,171	$69	$2,427
Total provision	54	712	—	766
Charge-offs(1)	(68)	(709)	(16)	(793)
Student loan sales	(7)	—	—	(7)
Reclassification of interest reserve(2)	—	22	—	22

Ending balance	$166	$2,196	$53	$2,415

Allowance:
Ending balance: individually evaluated for impairment	$—	$1,056	$40	$1,096
Ending balance: collectively evaluated for impairment	$166	$1,140	$13	$1,319
Loans:
Ending balance: individually evaluated for impairment	$—	$7,099	$76	$7,175
Ending balance: collectively evaluated for impairment	$126,441	$33,012	$146	$159,599
Charge-offs as a percentage of average loans in repayment (annualized)	.10%	3.10%	8.79%
Charge-offs as a percentage of average loans in repayment and forbearance (annualized)	.08%	2.97%	8.79%
Allowance as a percentage of the ending total loan balance	.13%	5.48%	23.92%
Allowance as a percentage of the ending loans in repayment	.18%	7.09%	23.92%
Allowance coverage of charge-offs (annualized)	1.8	2.3	2.5
Ending total loans(3)	$126,441	$40,111	$222
Average loans in repayment	$92,157	$30,577	$242
Ending loans in repayment	$90,481	$30,972	$222

(1)	Charge-offs are reported net of expected recoveries. For Private Education Loans, the expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and any shortfalls in what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.

(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.

(3)	Ending total loans for Private Education Loans includes the receivable for partially charged-off loans.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

Key Credit Quality Indicators

FFELP Loans are substantially insured and guaranteed as to their principal and accrued interest in the event of default; therefore, the key credit quality indicator for this portfolio is loan status. The impact of changes in loan status is incorporated quarterly into the allowance for loan losses calculation.

For Private Education Loans, the key credit quality indicators are school type, FICO scores, the existence of a cosigner, the loan status and loan seasoning. The school type/FICO score are assessed at origination and maintained through the traditional/non-traditional loan designation. The other Private Education Loan key quality indicators can change and are incorporated quarterly into the allowance for loan losses calculation. The following table highlights the principal balance (excluding the receivable for partially charged-off loans) of our Private Education Loan portfolio stratified by the key credit quality indicators.

	Private Education Loans Credit Quality Indicators
	September 30, 2013		December 31, 2012
(Dollars in millions)	Balance(3)	% of Balance	Balance(3)	% of Balance
Credit Quality Indicators
School Type/FICO Scores:
Traditional	$36,353	93%	$35,347	92%
Non-Traditional(1)	2,947	7	3,207	8

Total	$39,300	100%	$38,554	100%

Cosigners:
With cosigner	$26,277	67%	$24,907	65%
Without cosigner	13,023	33	13,647	35

Total	$39,300	100%	$38,554	100%

Seasoning(2):
1-12 payments	$5,855	15%	$7,371	19%
13-24 payments	5,765	15	6,137	16
25-36 payments	6,227	16	6,037	16
37-48 payments	4,871	12	4,780	12
More than 48 payments	10,041	25	8,325	22
Not yet in repayment	6,541	17	5,904	15

Total	$39,300	100%	$38,554	100%

(1)	Defined as loans to customers attending for-profit schools (with a FICO score of less than 670 at origination) and customers attending not-for-profit schools (with a FICO score of less than 640 at origination).

(2)	Number of months in active repayment for which a scheduled payment was due.

(3)	Balance represents gross Private Education Loans.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

The following tables provide information regarding the loan status and aging of past due loans.

	FFELP Loan Delinquencies
	September 30, 2013		December 31, 2012
(Dollars in millions)	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$14,613		$17,702
Loans in forbearance(2)	13,191		15,902
Loans in repayment and percentage of each status:
Loans current	64,144	82.6%	75,499	83.2%
Loans delinquent 31-60 days(3)	3,798	4.9	4,710	5.2
Loans delinquent 61-90 days(3)	2,734	3.5	2,788	3.1
Loans delinquent greater than 90 days(3)	6,942	9.0	7,734	8.5

Total FFELP Loans in repayment	77,618	100%	90,731	100%

Total FFELP Loans, gross	105,422		124,335
FFELP Loan unamortized premium	1,058		1,436

Total FFELP Loans	106,480		125,771
FFELP Loan allowance for losses	(130)		(159)

FFELP Loans, net	$106,350		$125,612

Percentage of FFELP Loans in repayment		73.6%		73.0%

Delinquencies as a percentage of FFELP Loans in repayment		17.4%		16.8%

FFELP Loans in forbearance as a percentage of loans in repayment and forbearance		14.5%		14.9%

(1)	Loans for customers who may still be attending school or engaging in other permitted educational activities and are not required to make payments on their loans, e.g., residency periods for medical students or a grace period for bar exam preparation, as well as loans for customers who have requested and qualify for other permitted program deferments such as military, unemployment, or economic hardships.

(2)	Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making full payments due to hardship or other factors.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

	Private Education Traditional Loan Delinquencies
	September 30, 2013		December 31, 2012
(Dollars in millions)	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$6,112		$5,421
Loans in forbearance(2)	971		996
Loans in repayment and percentage of each status:
Loans current	27,015	92.3%	26,597	91.9%
Loans delinquent 31-60 days(3)	812	2.8	837	2.9
Loans delinquent 61-90 days(3)	519	1.7	375	1.3
Loans delinquent greater than 90 days(3)	924	3.2	1,121	3.9

Total traditional loans in repayment	29,270	100%	28,930	100%

Total traditional loans, gross	36,353		35,347
Traditional loans unamortized discount	(650)		(713)

Total traditional loans	35,703		34,634
Traditional loans receivable for partially charged-off loans	798		797
Traditional loans allowance for losses	(1,611)		(1,637)

Traditional loans, net	$34,890		$33,794

Percentage of traditional loans in repayment		80.5%		81.9%

Delinquencies as a percentage of traditional loans in repayment		7.7%		8.1%

Loans in forbearance as a percentage of loans in repayment and forbearance		3.2%		3.3%

(1)	Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not required to make payments on their loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(2)	Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

	Private Education Non-Traditional Loan Delinquencies
	September 30, 2013		December 31, 2012
(Dollars in millions)	Balance	%	Balance	%
Loans in-school/grace/deferment(1)	$429		$483
Loans in forbearance(2)	137		140
Loans in repayment and percentage of each status:
Loans current	1,841	77.3%	1,978	76.5%
Loans delinquent 31-60 days(3)	154	6.5	175	6.8
Loans delinquent 61-90 days(3)	122	5.1	106	4.1
Loans delinquent greater than 90 days(3)	264	11.1	325	12.6

Total non-traditional loans in repayment	2,381	100%	2,584	100%

Total non-traditional loans, gross	2,947		3,207
Non-traditional loans unamortized discount	(76)		(83)

Total non-traditional loans	2,871		3,124
Non-traditional loans receivable for partially charged-off loans	524		550
Non-traditional loans allowance for losses	(533)		(534)

Non-traditional loans, net	$2,862		$3,140

Percentage of non-traditional loans in repayment		80.8%		80.6%

Delinquencies as a percentage of non-traditional loans in repayment		22.7%		23.4%

Loans in forbearance as a percentage of loans in repayment and forbearance		5.4%		5.1%

(1)	Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not required to make payments on their loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(2)	Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

Receivable for Partially Charged-Off Private Education Loans

At the end of each month, for loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “receivable for partially charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for loan losses with an offsetting reduction in the receivable for partially charged-off Private Education Loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. Private Education Loans which defaulted between 2008 and 2012 for which we have previously charged off estimated losses have, to varying degrees, not met our post-default recovery expectations to date and may continue not to do so. Our allowance for loan losses takes into account these potential recovery uncertainties. In the third quarter of

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

2013 we increased our allowance related to these potential recovery shortfalls by approximately $112 million. According to our policy, we have been charging off these periodic shortfalls in expected recoveries against our allowance for Private Education Loan losses and the related receivable for partially charged-off Private Education Loans and we will continue to do so. There was $329 million and $187 million in allowance for Private Education Loan losses at September 30, 2013 and 2012, respectively, providing for possible additional future charge-offs related to the receivable for partially charged-off Private Education Loans.

The following table summarizes the activity in the receivable for partially charged-off Private Education Loans.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2013	2012	2013	2012
Receivable at beginning of period	$1,334	$1,277	$1,347	$1,241
Expected future recoveries of current period defaults(1)	68	86	216	237
Recoveries(2)	(55)	(45)	(177)	(139)
Charge-offs(3)	(25)	(15)	(64)	(36)

Receivable at end of period	1,322	1,303	1,322	1,303
Allowance for estimated recovery shortfalls(4)	(329)	(187)	(329)	(187)

Net receivable at end of period	$993	$1,116	$993	$1,116

(1)	Represents the difference between the loan balance and our estimate of the amount to be collected in the future.

(2)	Current period cash collections.

(3)	Represents the current period recovery shortfall — the difference between what was expected to be collected and what was actually collected. These amounts are included in the Private Education Loan total charge-offs as reported in the “Allowance for Loan Losses Metrics” tables.

(4)	The allowance for estimated recovery shortfalls of the receivable for partially charged-off Private Education Loans is a component of the $2.1 billion and $2.2 billion overall allowance for Private Education Loan losses as of September 30, 2013 and 2012, respectively.

Troubled Debt Restructurings (“TDRs”)

We modify the terms of loans for certain customers when we believe such modifications may increase the ability and willingness of a customer to make payments and thus increase the ultimate overall amount collected on a loan. These modifications generally take the form of a forbearance, a temporary interest rate reduction or an extended repayment plan. For customers experiencing financial difficulty, certain Private Education Loans for which we have granted either cumulative forbearance of greater than three months, an interest rate reduction or an extended repayment plan are classified as TDRs. Forbearance provides customers the ability to defer payments for a period of time, but does not result in the forgiveness of any principal or interest. While in forbearance status, interest continues to accrue and is capitalized to principal when the loan re-enters repayment status. At September 30, 2013 and December 31, 2012, the percentage of loans granted forbearance that have migrated to a TDR classification due to the extension of the original forbearance period was 43 percent for each period. The unpaid principal balance of TDR loans that were in an interest rate reduction plan as of September 30, 2013 and December 31, 2012 was $1.5 billion and $1.0 billion, respectively.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

At September 30, 2013 and December 31, 2012, all of our TDR loans had a related allowance recorded. The following table provides the recorded investment, unpaid principal balance and related allowance for our TDR loans.

	TDR Loans
(Dollars in millions)	Recorded Investment(1)	Unpaid Principal Balance	Related Allowance
September 30, 2013
Private Education Loans — Traditional	$7,251	$7,307	$830
Private Education Loans — Non-Traditional	1,423	1,424	261

Total	$8,674	$8,731	$1,091

December 31, 2012
Private Education Loans — Traditional	$5,999	$6,074	$844
Private Education Loans — Non-Traditional	1,295	1,303	282

Total	$7,294	$7,377	$1,126

(1)	The recorded investment is equal to the unpaid principal balance and accrued interest receivable net of unamortized deferred fees and costs.

The following table provides the average recorded investment and interest income recognized for our TDR loans.

	Three Months Ended September 30,
	2013		2012
(Dollars in millions)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Private Education Loans — Traditional	$7,246	$108	$5,481	$87
Private Education Loans — Non-Traditional	1,477	29	1,274	27

Total	$8,723	$137	$6,755	$114

	Nine Months Ended September 30,
	2013		2012
(Dollars in millions)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Private Education Loans — Traditional	$6,768	$304	$5,010	$241
Private Education Loans — Non-Traditional	1,420	83	1,197	78

Total	$8,188	$387	$6,207	$319

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

The following table provides information regarding the loan status and aging of TDR loans that are past due.

	TDR Loan Delinquencies
	September 30, 2013		December 31, 2012
(Dollars in millions)	Balance	%	Balance	%
Loans in deferment(1)	$789		$574
Loans in forbearance(2)	768		544
Loans in repayment and percentage of each status:
Loans current	5,384	75.1%	4,619	73.8%
Loans delinquent 31-60 days(3)	555	7.7	478	7.6
Loans delinquent 61-90 days(3)	408	5.7	254	4.1
Loans delinquent greater than 90 days(3)	827	11.5	908	14.5

Total TDR loans in repayment	7,174	100%	6,259	100%

Total TDR loans, gross	$8,731		$7,377

(1)	Deferment includes loans for customers who have returned to school and are not currently required to make payments on their loans.

(2)	Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors, consistent with established loan program servicing policies and procedures.

(3)	The period of delinquency is based on the number of days scheduled payments are contractually past due.

The following table provides the amount of modified loans that resulted in a TDR in the periods presented. Additionally, the table summarizes charge-offs occurring in the TDR portfolio, as well as TDRs for which a payment default occurred in the current period within 12 months of the loan first being designated as a TDR. We define payment default as 60 days past due for this disclosure. The majority of our loans that are considered TDRs involve a temporary forbearance of payments and do not change the contractual interest rate of the loan.

	Three Months Ended September 30,
	2013			2012
(Dollars in millions)	Modified Loans(1)	Charge- Offs(2)	Payment Default	Modified Loans(1)	Charge- Offs(2)	Payment Default
Private Education Loans — Traditional	$651	$88	$168	$573	$96	$332
Private Education Loans — Non-Traditional	94	32	48	101	37	97

Total	$745	$120	$216	$674	$133	$429

	Nine Months Ended September 30,
	2013			2012
(Dollars in millions)	Modified Loans(1)	Charge- Offs(2)	Payment Default	Modified Loans(1)	Charge- Offs(2)	Payment Default
Private Education Loans — Traditional	$1,686	$269	$547	$1,783	$244	$1,111
Private Education Loans — Non-Traditional	259	97	150	346	99	350

Total	$1,945	$366	$697	$2,129	$343	$1,461

(1)	Represents period ending balance of loans that have been modified during the period and resulted in a TDR.

(2)	Represents loans that charged off that were classified as TDRs.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Allowance for Loan Losses (Continued)

Accrued Interest Receivable

The following table provides information regarding accrued interest receivable on our Private Education Loans. The table also discloses the amount of accrued interest on loans greater than 90 days past due as compared to our allowance for uncollectible interest. The allowance for uncollectible interest exceeds the amount of accrued interest on our 90 days past due portfolio for all periods presented.

	Accrued Interest Receivable
(Dollars in millions)	Total	Greater Than 90 Days Past Due	Allowance for Uncollectible Interest
September 30, 2013
Private Education Loans — Traditional	$940	$33	$46
Private Education Loans — Non-Traditional	97	13	21

Total	$1,037	$46	$67

December 31, 2012
Private Education Loans — Traditional	$798	$39	$45
Private Education Loans — Non-Traditional	106	16	22

Total	$904	$55	$67

3.	Borrowings

The following table summarizes our borrowings.

	September 30, 2013			December 31, 2012
(Dollars in millions)	Short Term	Long Term	Total	Short Term	Long Term	Total
Unsecured borrowings:
Senior unsecured debt	$3,201	$15,509	$18,710	$2,319	$15,446	$17,765
Bank deposits	5,732	1,896	7,628	4,226	3,088	7,314
Other(1)	806	—	806	1,609	—	1,609

Total unsecured borrowings	9,739	17,405	27,144	8,154	18,534	26,688

Secured borrowings:
FFELP Loan securitizations	—	91,690	91,690	—	105,525	105,525
Private Education Loan securitizations	—	19,434	19,434	—	19,656	19,656
FFELP Loans — other facilities	5,794	5,394	11,188	11,651	4,827	16,478
Private Education Loans — other facilities	—	878	878	—	1,070	1,070

Total secured borrowings	5,794	117,396	123,190	11,651	131,078	142,729

Total before hedge accounting adjustments	15,533	134,801	150,334	19,805	149,612	169,417
Hedge accounting adjustments	39	2,143	2,182	51	2,789	2,840

Total	$15,572	$136,944	$152,516	$19,856	$152,401	$172,257

(1)	“Other” primarily consists of the obligation to return cash collateral held related to derivative exposures.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Borrowings (Continued)

Secured Borrowings

The tables below summarize all of our financing entities that are VIEs which we consolidate as a result of being the entities’ primary beneficiary. As such, these financing VIEs are accounted for as secured borrowings. We consolidate the following financing VIEs:

	September 30, 2013
	Debt Outstanding			Carrying Amount of Assets Securing Debt Outstanding
(Dollars in millions)	Short Term	Long Term	Total	Loans	Cash	Other Assets	Total
Secured Borrowings — VIEs:
FFELP Loan securitizations	$—	$91,690	$91,690	$92,865	$3,538	$715	$97,118
Private Education Loan securitizations	—	19,434	19,434	24,413	337	575	25,325
FFELP Loans — other facilities	4,678	3,777	8,455	8,762	151	108	9,021
Private Education Loans — other facilities	—	878	878	1,605	18	31	1,654

Total before hedge accounting adjustments	4,678	115,779	120,457	127,645	4,044	1,429	133,118
Hedge accounting adjustments	—	1,189	1,189	—	—	951	951

Total	$4,678	$116,968	$121,646	$127,645	$4,044	$2,380	$134,069

	December 31, 2012
	Debt Outstanding			Carrying Amount of Assets Securing Debt Outstanding
(Dollars in millions)	Short Term	Long Term	Total	Loans	Cash	Other Assets	Total
Secured Borrowings — VIEs:
FFELP Loan securitizations	$—	$105,525	$105,525	$107,009	$3,652	$608	$111,269
Private Education Loan securitizations	—	19,656	19,656	24,618	385	545	25,548
FFELP Loans — other facilities	9,551	4,154	13,705	14,050	487	197	14,734
Private Education Loans — other facilities	—	1,070	1,070	1,454	302	33	1,789

Total before hedge accounting adjustments	9,551	130,405	139,956	147,131	4,826	1,383	153,340
Hedge accounting adjustments	—	1,113	1,113	—	—	929	929

Total	$9,551	$131,518	$141,069	$147,131	$4,826	$2,312	$154,269

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Borrowings (Continued)

Securitizations

The following table summarizes the securitization transactions that occurred during the year ended December 31, 2012 and the nine months ended September 30, 2013.

(Dollars in millions)				AAA-rated bonds
Issue	Date Issued	Total Issued		Weighted Average Interest Rate	Weighted Average Life
FFELP:
2012-1	January 2012	$765		1 month LIBOR plus 0.91%	4.6 years
2012-2	March 2012	824		1 month LIBOR plus 0.70%	4.7 years
2012-3	May 2012	1,252		1 month LIBOR plus 0.65%	4.6 years
2012-4	June 2012	1,491	(1)	1 month LIBOR plus 1.10%	8.2 years
2011-3	July 2012	24		N/A (Retained B Notes sold)
2012-4	July 2012	45		N/A (Retained B Notes sold)
2012-5	July 2012	1,252		1 month LIBOR plus 0.67%	4.5 years
2012-6	September 2012	1,249		1 month LIBOR plus 0.62%	4.6 years
2012-7	November 2012	1,251		1 month LIBOR plus 0.55%	4.5 years
2012-8	December 2012	1,527		1 month LIBOR plus 0.90%	7.8 years

Total bonds issued in 2012		$9,680

Total loan amount securitized in 2012		$9,565

2013-1	February 2013	$1,249		1 month LIBOR plus 0.46%	4.3 years
2013-2	April 2013	1,246		1 month LIBOR plus 0.45%	4.4 years
2013-3	June 2013	1,246		1 month LIBOR plus 0.54%	4.5 years
2013-4	August 2013	747		1 month LIBOR plus 0.55%	4.4 years
2013-5	September 2013	996		1 month LIBOR plus 0.64%	4.6 years

Total bonds issued in nine months ended September 30, 2013		$5,484

Total loan amount securitized in nine months ended September 30, 2013		$5,496

Private Education:
2012-A	February 2012	$547		1 month LIBOR plus 2.17%	3.0 years
2012-B	April 2012	891		1 month LIBOR plus 2.12%	2.9 years
2012-C	May 2012	1,135		1 month LIBOR plus 1.77%	2.6 years
2012-D	July 2012	640		1 month LIBOR plus 1.69%	2.5 years
2012-E	October 2012	976		1 month LIBOR plus 1.22%	2.6 years

Total bonds issued in 2012		$4,189

Total loan amount securitized in 2012		$5,557

2013-R1	January 2013	$254		1 month LIBOR plus 1.75%	6.3 years
2013-A	March 2013	1,108		1 month LIBOR plus 0.81%	2.6 years
2013-B	May 2013	1,135		1 month LIBOR plus 0.89%	2.7 years
2013-C	September 2013	624		1 month LIBOR plus 1.21%	3.1 years

Total bonds issued in nine months ended September 30, 2013		$3,121

Total loan amount securitized in nine months ended September 30, 2013		$3,387

(1)	Total size excludes subordinated tranche that was retained at issuance totaling $45 million.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Borrowings (Continued)

2013 Sales of FFELP Securitization Trust Residual Interests

On February 13, 2013, we sold the Residual Interest in a FFELP Loan securitization trust to a third party. We will continue to service the student loans in the trust under existing agreements. The sale removed securitization trust assets of $3.82 billion and related liabilities of $3.68 billion from our balance sheet.

On April 11, 2013, we sold the Residual Interest in a FFELP Loan securitization trust to a third party. We will continue to service the student loans in the trust under existing agreements. The sale removed securitization trust assets of $2.03 billion and related liabilities of $1.99 billion from our balance sheet.

On June 13, 2013, we sold the three Residual Interests in FFELP Loan securitization trusts to a third party. We will continue to service the student loans in the trusts under existing agreements. The sale removed securitization trust assets of $6.60 billion and related liabilities of $6.42 billion from our balance sheet.

Additional, Recent Borrowing-Related Transactions

Senior Unsecured Debt

On January 28, 2013 and September 20, 2013, we issued $1.5 billion and $1.25 billion of senior unsecured bonds, respectively.

FFELP ABCP Facility

On June 10, 2013, we closed on a new $6.8 billion asset-backed commercial paper (“ABCP”) credit facility that matures in June 2014 to facilitate the term securitization of FFELP Loans. The facility was used in June 2013 to refinance all of the FFELP Loans previously financed through the U.S. Department of Education’s (“ED”) Conduit Program. The facility cannot be used to borrow any additional amounts. As a result, we ended our participation in the ED Conduit Program.

The cost of borrowing under the facility is the yield rate (either 30-day LIBOR daily average or commercial paper issuance cost) plus 0.50 percent, excluding up-front-commitment fees. Failure to pay off the facility on the maturity date would result in a 90-day extension of the facility with the interest rate increasing from LIBOR plus 0.75 percent to LIBOR plus 1.50 percent over that period. If, at the end of that period the facility has not been repaid, a default rate of LIBOR plus 3.00 percent would be payable until either the notes are repaid in full or the collateral is foreclosed upon. This default rate would also be triggered by the occurrence of a termination event. The facility is subject to termination under certain circumstances. Our borrowings under the facility are non-recourse. As of September 30, 2013, there was $4.7 billion outstanding under the facility. The book basis of the assets securing the facility as of September 30, 2013 was $4.9 billion.

Private Education Loan Facility

On July 17, 2013, we closed on a $1.1 billion asset-backed borrowing facility that matures on August 15, 2015. The facility was used to fund the call and redemption of our SLM 2009-D Private Education Loan Trust ABS, which occurred on August 15, 2013. The cost of borrowing under the facility is commercial paper issuance cost plus 0.75 percent, excluding up-front commitment fees. If outstanding borrowings under the facility exceed $825 million after July 15, 2014 and $550 million after January 15, 2015, the cost of borrowing increases to commercial paper issuance cost plus 1.50 percent. Failure to pay off the facility on the maturity date would result in the interest rate increasing to LIBOR plus 3.00 percent until the notes are repaid in full or the collateral is foreclosed upon. Our borrowings under the facility are non-recourse. As of September 30, 2013, there was $878 million outstanding under the facility. The book basis of the assets securing the facility as of September 30, 2013 was $1.7 billion.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Derivative Financial Instruments

Our risk management strategy and use of and accounting for derivatives have not materially changed from that discussed in our 2012 Form 10-K. Please refer to “Note 7 — Derivative Financial Instruments” in our 2012 Form 10-K for a full discussion.

Summary of Derivative Financial Statement Impact

The following tables summarize the fair values and notional amounts of all derivative instruments at September 30, 2013 and December 31, 2012, and their impact on other comprehensive income and earnings for the three and nine months ended September 30, 2013 and 2012.

Impact of Derivatives on Consolidated Balance Sheet

		Cash Flow		Fair Value		Trading		Total
(Dollars in millions)	Hedged Risk Exposure	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012
Fair Values(1)
Derivative Assets:
Interest rate swaps	Interest rate	$16	$—	$881	$1,396	$69	$150	$966	$1,546
Cross-currency interest rate swaps	Foreign currency & interest rate	—	—	1,163	1,165	1	70	1,164	1,235
Other(2)	Interest rate	—	—	—	—	3	4	3	4

Total derivative assets(3)		16	—	2,044	2,561	73	224	2,133	2,785
Derivative Liabilities:
Interest rate swaps	Interest rate	(1)	(11)	(98)	(1)	(202)	(197)	(301)	(209)
Floor Income Contracts	Interest rate	—	—	—	—	(1,564)	(2,154)	(1,564)	(2,154)
Cross-currency interest rate swaps	Foreign currency & interest rate	—	—	(175)	(136)	(7)	—	(182)	(136)
Other(2)	Interest rate	—	—	—	—	(21)	—	(21)	—

Total derivative liabilities(3)		(1)	(11)	(273)	(137)	(1,794)	(2,351)	(2,068)	(2,499)

Net total derivatives		$15	$(11)	$1,771	$2,424	$(1,721)	$(2,127)	$65	$286

(1)	Fair values reported are exclusive of collateral held and pledged and accrued interest. Assets and liabilities are presented without consideration of master netting agreements. Derivatives are carried on the balance sheet based on net position by counterparty under master netting agreements, and classified in other assets or other liabilities depending on whether in a net receivable or payable position.

(2)	“Other” includes embedded derivatives bifurcated from securitization debt as well as derivatives related to our Total Return Swap Facility and back-to-back private credit floors.

(3)	The following table reconciles gross positions without the impact of master netting agreements to the balance sheet classification:

	Other Assets		Other Liabilities
(Dollar in millions)	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Gross position	$2,133	$2,785	$(2,068)	$(2,499)
Impact of master netting agreements	(404)	(544)	404	544

Derivative values with impact of master netting agreements (as carried on balance sheet)	1,729	2,241	(1,664)	(1,955)
Cash collateral (held) pledged	(804)	(1,423)	872	973

Net position	$925	$818	$(792)	$(982)

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Derivative Financial Instruments (Continued)

The above fair values include adjustments for counterparty credit risk both for when we are exposed to the counterparty, net of collateral postings, and when the counterparty is exposed to us, net of collateral postings. The net adjustments decreased the overall net asset positions at September 30, 2013 and December 31, 2012 by $111 million and $111 million, respectively. In addition, the above fair values reflect adjustments for illiquid derivatives as indicated by a wide bid/ask spread in the interest rate indices to which the derivatives are indexed. These adjustments decreased the overall net asset positions at September 30, 2013 and December 31, 2012 by $89 million and $107 million, respectively.

	Cash Flow		Fair Value		Trading		Total
(Dollars in billions)	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012	Sept. 30, 2013	Dec. 31, 2012
Notional Values:
Interest rate swaps	$0.5	$0.7	$16.7	$15.8	$48.0	$56.9	$65.2	$73.4
Floor Income Contracts	—	—	—	—	31.8	51.6	31.8	51.6
Cross-currency interest rate swaps	—	—	11.7	13.7	0.3	0.3	12.0	14.0
Other(1)	—	—	—	—	3.3	1.4	3.3	1.4

Total derivatives	$0.5	$0.7	$28.4	$29.5	$83.4	$110.2	$112.3	$140.4

(1)	“Other” includes embedded derivatives bifurcated from securitization debt, as well as derivatives related to our Total Return Swap Facility and back to back private credit floors.

Impact of Derivatives on Consolidated Statements of Income

	Three Months Ended September 30,
	Unrealized Gain (Loss) on Derivatives(1)(2)		Realized Gain (Loss) on Derivatives(3)		Unrealized Gain (Loss) on Hedged Item(1)		Total Gain (Loss)
(Dollars in millions)	2013	2012	2013	2012	2013	2012	2013	2012
Fair Value Hedges:
Interest rate swaps	$(36)	$20	$103	$111	$33	$(33)	$100	$98
Cross-currency interest rate swaps	482	203	29	37	(531)	(239)	(20)	1

Total fair value derivatives	446	223	132	148	(498)	(272)	80	99
Cash Flow Hedges:
Interest rate swaps	—	—	(1)	(6)	—	—	(1)	(6)

Total cash flow derivatives	—	—	(1)	(6)	—	—	(1)	(6)
Trading:
Interest rate swaps	(8)	(6)	21	24	—	—	13	18
Floor Income Contracts	115	(12)	(201)	(206)	—	—	(86)	(218)
Cross-currency interest rate swaps	3	14	—	2	—	—	3	16
Other	(4)	—	(1)	—	—	—	(5)	—

Total trading derivatives	106	(4)	(181)	(180)	—	—	(75)	(184)

Total	552	219	(50)	(38)	(498)	(272)	4	(91)
Less: realized gains (losses) recorded in interest expense	—	—	131	142	—	—	131	142

Gains (losses) on derivative and hedging activities, net	$552	$219	$(181)	$(180)	$(498)	$(272)	$(127)	$(233)

(1)	Recorded in “Gains (losses) on derivative and hedging activities, net” in the consolidated statements of income.

(2)	Represents ineffectiveness related to cash flow hedges.

(3)	For fair value and cash flow hedges, recorded in interest expense. For trading derivatives, recorded in “Gains (losses) on derivative and hedging activities, net.”

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Derivative Financial Instruments (Continued)

	Nine Months Ended September 30,
	Unrealized Gain (Loss) on Derivatives(1)(2)		Realized Gain (Loss) on Derivatives(3)		Unrealized Gain (Loss) on Hedged Item(1)		Total Gain (Loss)
(Dollars in millions)	2013	2012	2013	2012	2013	2012	2013	2012
Fair Value Hedges:
Interest rate swaps	$(613)	$66	$317	$339	$671	$(98)	$375	$307
Cross-currency interest rate swaps	(40)	(260)	76	139	(58)	126	(22)	5

Total fair value derivatives	(653)	(194)	393	478	613	28	353	312
Cash Flow Hedges:
Interest rate swaps	—	(1)	(6)	(21)	—	—	(6)	(22)

Total cash flow derivatives	—	(1)	(6)	(21)	—	—	(6)	(22)
Trading:
Interest rate swaps	(85)	(55)	58	91	—	—	(27)	36
Floor Income Contracts	601	174	(612)	(643)	—	—	(11)	(469)
Cross-currency interest rate swaps	(76)	(9)	31	5	—	—	(45)	(4)
Other	(16)	5	(1)	(1)	—	—	(17)	4

Total trading derivatives	424	115	(524)	(548)	—	—	(100)	(433)

Total	(229)	(80)	(137)	(91)	613	28	247	(143)
Less: realized gains (losses) recorded in interest expense	—	—	387	457	—	—	387	457

Gains (losses) on derivative and hedging activities, net	$(229)	$(80)	$(524)	$(548)	$613	$28	$(140)	$(600)

(1)	Recorded in “Gains (losses) on derivative and hedging activities, net” in the consolidated statements of income.

(2)	Represents ineffectiveness related to cash flow hedges.

(3)	For fair value and cash flow hedges, recorded in interest expense. For trading derivatives, recorded in “Gains (losses) on derivative and hedging activities, net.”

Collateral

Collateral held and pledged related to derivative exposures between us and our derivative counterparties are detailed in the following table:

(Dollars in millions)	September 30, 2013	December 31, 2012
Collateral held:
Cash (obligation to return cash collateral is recorded in short-term borrowings)(1)	$804	$1,423
Securities at fair value — on-balance sheet securitization derivatives (not recorded in financial statements)(2)	555	613

Total collateral held	$1,359	$2,036

Derivative asset at fair value including accrued interest	$1,946	$2,570

Collateral pledged to others:
Cash (right to receive return of cash collateral is recorded in investments)	$872	$973

Total collateral pledged	$872	$973

Derivative liability at fair value including accrued interest and premium receivable	$1,072	$1,204

(1)	At September 30, 2013 and December 31, 2012, $0 and $9 million, respectively, were held in restricted cash accounts.

(2)	The trusts do not have the ability to sell or re-pledge securities they hold as collateral.

Our corporate derivatives contain credit contingent features. At our current unsecured credit rating, we have fully collateralized our corporate derivative liability position (including accrued interest and net of premiums receivable) of $883 million with our counterparties. Further downgrades would not result in any additional

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Derivative Financial Instruments (Continued)

collateral requirements, except to increase the frequency of collateral calls. Two counterparties have the right to terminate the contracts with further downgrades. We currently have a liability position with these derivative counterparties (including accrued interest and net of premiums receivable) of $203 million and have posted $196 million of collateral to these counterparties. If the credit contingent feature was triggered for these two counterparties and the counterparties exercised their right to terminate, we would be required to deliver additional assets of $7 million to settle the contracts. Trust related derivatives do not contain credit contingent features related to our or the trusts’ credit ratings.

5.	Other Assets

The following table provides the detail of our other assets.

	September 30, 2013		December 31, 2012
(Dollars in millions)	Ending Balance	% of Balance	Ending Balance	% of Balance
Accrued interest receivable, net	$2,167	29%	$2,147	26%
Derivatives at fair value	1,729	23	2,241	27
Income tax asset, net current and deferred	1,344	18	1,478	18
Accounts receivable	873	12	1,111	13
Benefit and insurance-related investments	477	6	474	6
Fixed assets, net	240	3	215	3
Other loans, net	108	1	137	2
Other	482	8	470	5

Total	$7,420	100%	$8,273	100%

The “Derivatives at fair value” line in the above table represents the fair value of our derivatives in a gain position by counterparty, exclusive of accrued interest and collateral. At September 30, 2013 and December 31, 2012, these balances included $1.8 billion and $2.4 billion, respectively, of cross-currency interest rate swaps and interest rate swaps designated as fair value hedges that were offset by an increase in interest-bearing liabilities related to the hedged debt. As of September 30, 2013 and December 31, 2012, the cumulative mark-to-market adjustment to the hedged debt was $(2.2) billion and $(2.8) billion, respectively.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Stockholders’ Equity

The following table summarizes our common share repurchases and issuances.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Common shares repurchased(1)	—	7,643,999	19,316,948	48,184,145
Average purchase price per share(2)	$—	$15.81	$20.72	$15.16

Shares repurchased related to employee stock-based compensation plans(3)	251,570	1,253,922	5,616,933	3,660,554
Average purchase price per share	$24.73	$16.13	$21.23	$15.56

Common shares issued(4)	326,789	1,654,506	8,600,008	5,252,158

(1)	Common shares purchased under our share repurchase program, of which $400 million remained available as of September 30, 2013.

(2)	Average purchase price per share includes purchase commission costs.

(3)	Comprises shares withheld from stock option exercises and vesting of restricted stock for employees’ tax withholding obligations and shares tendered by employees to satisfy option exercise costs.

(4)	Common shares issued under our various compensation and benefit plans.

The closing price of our common stock on September 30, 2013 was $24.90.

Dividend and Share Repurchase Program

In the third quarter 2013, we paid a common stock dividend of $0.15 per common share.

In July 2013, the Company authorized $400 million to be utilized in a new common share repurchase program that does not have an expiration date. There were no share repurchases in the third-quarter 2013. We repurchased an aggregate of 19 million shares for $400 million in the six months ended June 30, 2013, fully utilizing the Company’s February 2013 share repurchase program.

In 2012, we authorized the repurchase of up to $900 million of outstanding common stock in open market transactions and we repurchased 58 million shares for an aggregate purchase price of $900 million.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Earnings per Common Share

Basic earnings per common share (“EPS”) are calculated using the weighted average number of shares of common stock outstanding during each period. A reconciliation of the numerators and denominators of the basic and diluted EPS calculations follows.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions, except per share data)	2013	2012	2013	2012
Numerator:
Net income attributable to SLM Corporation	$260	$188	$1,149	$591
Preferred stock dividends	5	5	15	15

Net income attributable to SLM Corporation common stock	$255	$183	$1,134	$576

Denominator:
Weighted average shares used to compute basic EPS	436	464	442	483
Effect of dilutive securities:
Dilutive effect of stock options, non-vested deferred compensation and restricted stock, restricted stock units and Employee Stock Purchase Plan (“ESPP”)(1)	9	7	8	7

Dilutive potential common shares(2)	9	7	8	7

Weighted average shares used to compute diluted EPS	445	471	450	490

Basic earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$.56	$.39	$2.46	$1.19
Discontinued operations	.02	—	.10	—

Total	$.58	$.39	$2.56	$1.19

Diluted earnings (loss) per common share attributable to SLM Corporation:
Continuing operations	$.55	$.39	$2.42	$1.18
Discontinued operations	.02	—	.10	—

Total	$.57	$.39	$2.52	$1.18

(1)	Includes the potential dilutive effect of additional common shares that are issuable upon exercise of outstanding stock options, non-vested deferred compensation and restricted stock, restricted stock units, and the outstanding commitment to issue shares under the ESPP, determined by the treasury stock method.

(2)	For the three months ended September 30, 2013 and 2012, securities covering approximately 3 million and 10 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were anti-dilutive. For the nine months ended September 30, 2013 and 2012, securities covering approximately 4 million and 13 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were anti-dilutive.

8.	Fair Value Measurements

We use estimates of fair value in applying various accounting standards in our financial statements.

We categorize our fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Please refer to “Note 13 — Fair Value Measurements” in our 2012 Form 10-K for a full discussion.

During the three and nine months ended September 30, 2013, there were no significant transfers of financial instruments between levels, or changes in our methodology or assumptions used to value our financial instruments.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Fair Value Measurements (Continued)

The following table summarizes the valuation of our financial instruments that are marked-to-market on a recurring basis.

	Fair Value Measurements on a Recurring Basis
	September 30, 2013				December 31, 2012
(Dollars in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments:
Agency residential mortgage-backed securities	$—	$77	$—	$77	$—	$63	$—	$63
Guaranteed investment contracts	—	8	—	8	—	9	—	9
Other	—	8	—	8	—	9	—	9

Total available-for-sale investments	—	93	—	93	—	81	—	81
Derivative instruments:(1)
Interest rate swaps	—	917	49	966	—	1,444	102	1,546
Cross-currency interest rate swaps	—	32	1,132	1,164	—	48	1,187	1,235
Other	—	—	3	3	—	—	4	4

Total derivative assets(3)	—	949	1,184	2,133	—	1,492	1,293	2,785

Total	$—	$1,042	$1,184	$2,226	$—	$1,573	$1,293	$2,866

Liabilities(2)
Derivative instruments(1)
Interest rate swaps	$—	$(164)	$(137)	$(301)	$—	$(34)	$(175)	$(209)
Floor Income Contracts	—	(1,564)	—	(1,564)	—	(2,154)	—	(2,154)
Cross-currency interest rate swaps	—	(11)	(171)	(182)	—	(2)	(134)	(136)
Other	—	—	(21)	(21)	—	—	—	—

Total derivative liabilities(3)	—	(1,739)	(329)	(2,068)	—	(2,190)	(309)	(2,499)

Total	$—	$(1,739)	$(329)	$(2,068)	$—	$(2,190)	$(309)	$(2,499)

(1)	Fair value of derivative instruments excludes accrued interest and the value of collateral.

(2)	Borrowings which are the hedged items in a fair value hedge relationship and which are adjusted for changes in value due to benchmark interest rates only are not carried at full fair value and are not reflected in this table.

(3)	See “Note 4 — Derivative Financial Instruments” for a reconciliation of gross positions without the impact of master netting agreements to the balance sheet classification.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Fair Value Measurements (Continued)

The following tables summarize the change in balance sheet carrying value associated with level 3 financial instruments carried at fair value on a recurring basis.

	Three Months Ended September 30,
	2013				2012
	Derivative instruments				Derivative instruments
(Dollars in millions)	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments
Balance, beginning of period	$(88)	$486	$(15)	$383	$(83)	$620	$5	$542
Total gains/(losses) (realized and unrealized):
Included in earnings(1)	10	499	(5)	504	19	251	—	270
Included in other comprehensive income	—	—	—	—	—	—	—	—
Settlements	(10)	(24)	2	(32)	(4)	(28)	—	(32)
Transfers in and/or out of level 3	—	—	—	—	—	—	—	—

Balance, end of period	$(88)	$961	$(18)	$855	$(68)	$843	$5	$780

Change in unrealized gains/(losses) relating to instruments still held at the reporting date(2)	$8	$475	$(4)	$479	$15	$224	$(1)	$238

	Nine Months Ended September 30,
	2013				2012
	Derivative instruments				Derivative instruments
(Dollars in millions)	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments	Interest Rate Swaps	Cross Currency Interest Rate Swaps	Other	Total Derivative Instruments
Balance, beginning of period	$(73)	$1,053	$4	$984	$(40)	$1,021	$1	$982
Total gains/(losses) (realized and unrealized):
Included in earnings(1)	6	—	(18)	(12)	(3)	(73)	4	(72)
Included in other comprehensive income	—	—	—	—	—	—	—	—
Settlements	(21)	(92)	(4)	(117)	(25)	(105)	—	(130)
Transfers in and/or out of level 3	—	—	—	—	—	—	—	—

Balance, end of period	$(88)	$961	$(18)	$855	$(68)	$843	$5	$780

Change in unrealized gains/(losses) relating to instruments still held at the reporting date(2)	$(3)	$45	$(16)	$26	$(26)	$(178)	$5	$(199)

(1)	“Included in earnings” is comprised of the following amounts recorded in the specified line item in the consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2013	2012	2013	2012
Gains (losses) on derivative and hedging activities, net	$480	$245	$(73)	$(172)
Interest expense	24	25	61	100

Total	$504	$270	$(12)	$(72)

(2)	Recorded in “gains (losses) on derivative and hedging activities, net” in the consolidated statements of income.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Fair Value Measurements (Continued)

The following table presents the significant inputs that are unobservable or from inactive markets used in the recurring valuations of the level 3 financial instruments detailed above.

(Dollars in millions)	Fair Value at September 30, 2013	Valuation Technique	Input	Range (Weighted Average)
Derivatives
Consumer Price Index/ LIBOR basis swaps	$41	Discounted cash flow	Bid/ask adjustment to discount rate	0.05% — 0.05% (0.05%)

Prime/LIBOR basis swaps	(129)	Discounted cash flow	Constant prepayment rate	4.3%
			Bid/ask adjustment to discount rate	0.08% — 0.08% (0.08%)
Cross-currency interest rate swaps	961	Discounted cash flow	Constant prepayment rate	2.6%
Other	(18)

Total	$855

The significant inputs that are unobservable or from inactive markets related to our level 3 derivatives detailed in the table above would be expected to have the following impacts to the valuations:

•	Consumer Price Index/LIBOR basis swaps — These swaps do not actively trade in the markets as indicated by a wide bid/ask spread. A wider bid/ask spread will result in a decrease in the overall valuation.

•	Prime/LIBOR basis swaps — These swaps do not actively trade in the markets as indicated by a wide bid/ask spread. A wider bid/ask spread will result in a decrease in the overall valuation. In addition, the unobservable inputs include constant prepayment rates of the underlying securitization trust the swap references. A decrease in this input will result in a longer weighted average life of the swap which will increase the value for swaps in a gain position and decrease the value for swaps in a loss position, everything else equal. The opposite is true for an increase in the input.

•	Cross-currency interest rate swaps — The unobservable inputs used in these valuations are constant prepayment rates of the underlying securitization trust the swap references. A decrease in this input will result in a longer weighted average life of the swap. All else equal in a typical currency market, this will result in a decrease to the valuation due to the delay in the cash flows of the currency exchanges as well as diminished liquidity in the forward exchange markets as you increase the term. The opposite is true for an increase in the input.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Fair Value Measurements (Continued)

The following table summarizes the fair values of our financial assets and liabilities, including derivative financial instruments.

	September 30, 2013			December 31, 2012
(Dollars in millions)	Fair Value	Carrying Value	Difference	Fair Value	Carrying Value	Difference
Earning assets
FFELP Loans	$105,809	$106,350	$(541)	$125,042	$125,612	$(570)
Private Education Loans	37,625	37,752	(127)	36,081	36,934	(853)
Cash and investments(1)	9,612	9,612	—	9,994	9,994	—

Total earning assets	153,046	153,714	(668)	171,117	172,540	(1,423)

Interest-bearing liabilities
Short-term borrowings	15,588	15,572	(16)	19,861	19,856	(5)
Long-term borrowings	133,102	136,944	3,842	146,210	152,401	6,191

Total interest-bearing liabilities	148,690	152,516	3,826	166,071	172,257	6,186

Derivative financial instruments
Floor Income Contracts	(1,564)	(1,564)	—	(2,154)	(2,154)	—
Interest rate swaps	665	665	—	1,337	1,337	—
Cross-currency interest rate swaps	982	982	—	1,099	1,099	—
Other	(18)	(18)	—	4	4	—

Excess of net asset fair value over carrying value			$3,158			$4,763

(1)	“Cash and investments” includes available-for-sale investments that consist of investments that are primarily agency securities whose cost basis is $94 million and $78 million at September 30, 2013 and December 31, 2012, respectively, versus a fair value of $93 million and $81 million at September 30, 2013 and December 31, 2012, respectively.

The following includes a discussion of financial instruments whose fair value is included for disclosure purposes only in the table above along with their level in the fair value hierarchy.

Student Loans

FFELP Loans

Fair values for FFELP Loans were determined by modeling loan cash flows using stated terms of the loans and internally-developed assumptions. The significant assumptions used to determine fair value are prepayment speeds, default rates, cost of funds, capital levels, and expected Repayment Borrower Benefits to be earned. In addition, the Floor Income component of our FFELP Loan portfolio is valued with option models using both observable market inputs and internally developed inputs. A number of significant inputs into the models are internally derived and not observable to market participants. While the resulting fair value can be validated against market transactions where we are a participant, these markets are not considered active. As such, these are level 3 valuations.

Private Education Loans

Fair values for Private Education Loans were determined by modeling loan cash flows using stated terms of the loans and internally-developed assumptions. The significant assumptions used to determine fair value are prepayment speeds, default rates, recovery rates, cost of funds and capital levels. A number of significant inputs into the models are internally derived and not observable to market participants nor can the resulting fair values be validated against market transactions. As such, these are level 3 valuations.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Fair Value Measurements (Continued)

Cash and Investments (Including “Restricted Cash and Investments”)

Cash and cash equivalents are carried at cost. Carrying value approximated fair value. These are level 2 valuations.

Borrowings

The full fair value of all borrowings is disclosed. Fair value was determined through standard bond pricing models and option models (when applicable) using the stated terms of the borrowings, observable yield curves, foreign currency exchange rates, volatilities from active markets or from quotes from broker-dealers. Fair value adjustments for unsecured corporate debt are made based on indicative quotes from observable trades and spreads on credit default swaps specific to the Company. Fair value adjustments for secured borrowings are based on indicative quotes from broker-dealers. These fair value adjustments are based on inputs from inactive markets. As such, these are level 3 valuations.

9.	Commitments and Contingencies

At the time of this filing, Sallie Mae Bank (the “Bank”) remains subject to a cease and desist order originally issued in August 2008 by the Federal Deposit Insurance Corporation (“FDIC”) and the Utah Department of Financial Institutions (“UDFI”). In July 2013, the FDIC notified the Bank that it plans to replace the existing cease and desist order with a new formal enforcement action that will more specifically address certain cited violations of Section 5 of the Federal Trade Commission Act, including with respect to the Servicemembers Civil Relief Act (“SCRA”), and the Equal Credit Opportunity Act (“ECOA”) and its implementing regulation, Regulation B, which will likely include civil money penalties and restitution. The Bank has been notified by the UDFI that it does not intend to join the FDIC in issuing the new enforcement action.

With respect to the alleged civil violations of Section 5 of the Federal Trade Commission Act relating to the SCRA, we are also in discussions with the Department of Justice (“DOJ”), as the agency having primary authority for enforcement of SCRA matters, regarding settlement, remediation and a comprehensive restitution plan. In September 2013, we also received a Civil Investigative Demand from the Consumer Financial Protection Bureau (“CFPB”) as part of its separate investigation regarding allegations relating to our existing payment allocation practices and procedures, the same as those previously raised by the FDIC.

We have made and continue to make changes to the Bank’s oversight of significant activities performed outside the Bank by Company affiliates and to our business practices in order to comply with all applicable laws and regulations and the terms of any cease and desist orders, including in connection with our pursuit of a strategic plan to separate our existing organization into two publicly traded companies. We are cooperating fully with the FDIC, DOJ and CFPB in response to their investigations and requests for information and are in active discussions with each with respect to any potential actions to be taken against us. We could be required to, or otherwise determine to, make further changes to the business practices and products of the Bank and our other affiliates to respond to regulatory concerns. At the time of the filing, it is not possible to estimate a range of potential exposure, if any, to amounts that may be payable or costs that must be incurred to comply with the terms of any order.

In the ordinary course of business, we and our subsidiaries are defendants in or parties to pending and threatened legal actions and proceedings including actions brought on behalf of various classes of claimants. These actions and proceedings may be based on alleged violations of consumer protection, securities,

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Commitments and Contingencies (Continued)

employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damage are asserted against us and our subsidiaries.

In the ordinary course of business, we and our subsidiaries are subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries in these cases, we and our subsidiaries receive numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of our regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, we cannot predict what the eventual outcome of the pending matters will be, what the timing or the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

We are required to establish reserves for litigation and regulatory matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves.

Based on current knowledge, reserves have been established for certain litigation or regulatory matters where the loss is both probable and estimable. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on our consolidated financial position, liquidity, results of operations or cash flows.

10.	Segment Reporting

Consumer Lending Segment

In this segment, we originate, acquire, finance and service Private Education Loans. The Private Education Loans we make are primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or customers’ resources. In this segment, we earn net interest income on the Private Education Loan portfolio (after provision for loan losses) as well as servicing fees, primarily consisting of late fees.

The following table includes asset information for our Consumer Lending segment.

(Dollars in millions)	September 30, 2013	December 31, 2012
Private Education Loans, net	$37,752	$36,934
Cash and investments(1)	2,268	2,731
Other	3,599	3,275

Total assets	$43,619	$42,940

(1)	Includes restricted cash and investments.

Business Services Segment

Our Business Services segment generates the majority of its revenue from servicing our FFELP Loan portfolio. We also provide servicing, loan default aversion and defaulted loan collection services for loans on behalf of Guarantors of FFELP Loans and other institutions, including ED. We also operate a consumer savings network that provides financial rewards on everyday purchases to help families save for college.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

On September 25, 2013, we announced the sale of our 529 college savings plan administration business. Upon the transaction’s closing, which is anticipated to occur in the fourth-quarter 2013, we will recognize a gain of approximately $0.14 per diluted share. Due to the pending sale, the results of this business were moved to discontinued operations for all periods presented.

At September 30, 2013 and December 31, 2012, the Business Services segment had total assets of $826 million and $867 million, respectively.

FFELP Loans Segment

Our FFELP Loans segment consists of our $106.3 billion FFELP Loan portfolio at September 30, 2013 and underlying debt and capital funding these loans. FFELP Loans are no longer originated but we continue to seek to acquire FFELP Loan portfolios to leverage our servicing scale to generate incremental earnings and cash flow. This segment is expected to generate significant amounts of cash as the FFELP portfolio amortizes.

The following table includes asset information for our FFELP Loans segment.

(Dollars in millions)	September 30, 2013	December 31, 2012
FFELP Loans, net	$106,350	$125,612
Cash and investments(1)	5,025	5,766
Other	3,114	4,286

Total assets	$114,489	$135,664

(1)	Includes restricted cash and investments.

Other Segment

Our Other segment primarily consists of activities of our holding company, including the repurchase of debt, the corporate liquidity portfolio and all overhead. We also include results from smaller wind-down and discontinued operations within this segment

At September 30, 2013 and December 31, 2012, the Other segment had total assets of $2.6 billion and $1.8 billion, respectively.

Measure of Profitability

The tables below include the condensed operating results for each of our reportable segments. Management, including the chief operating decision makers, evaluates the Company on certain performance measures that we refer to as “Core Earnings” performance measures for each operating segment. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

The two items adjusted for in our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. The tables presented below reflect “Core Earnings” operating measures reviewed and utilized by management to manage the business. Reconciliation of the “Core Earnings” segment totals to our consolidated operating results in accordance with GAAP is also included in the tables below.

Our “Core Earnings” performance measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. The management reporting process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. Our operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. Intersegment revenues and expenses are netted within the appropriate financial statement line items consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

Segment Results and Reconciliations to GAAP

	Three Months Ended September 30, 2013
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments			Total GAAP
							Reclassifications	Additions/ (Subtractions)	Total Adjustments(2)
Interest income:
Student loans	$635	$—	$574	$—	$—	$1,209	$201	$(77)	$124	$1,333
Other loans	—	—	—	3	—	3	—	—	—	3
Cash and investments	1	1	2	1	(1)	4	—	—	—	4

Total interest income	636	1	576	4	(1)	1,216	201	(77)	124	1,340
Total interest expense	203	—	313	13	(1)	528	12	1 (4)	13	541

Net interest income (loss)	433	1	263	(9)	—	688	189	(78)	111	799
Less: provisions for loan losses	195	—	12	—	—	207	—	—	—	207

Net interest income (loss) after provisions for loan losses	238	1	251	(9)	—	481	189	(78)	111	592
Other income (loss):
Gains on sales of loans and investments	—	—	—	—	—	—	—	—	—	—
Servicing revenue	11	174	21	—	(123)	83	—	—	—	83
Contingency revenue	—	104	—	—	—	104	—	—	—	104
Gains on debt repurchases	—	—	—	—	—	—	—	—	—	—
Other income (loss)	—	6	—	6	—	12	(189)	59 (5)	(130)	(118)

Total other income (loss)	11	284	21	6	(123)	199	(189)	59	(130)	69
Expenses:
Direct operating expenses	85	103	129	4	(123)	198	—	—	—	198
Overhead expenses	—	—	—	59	—	59	—	—	—	59

Operating expenses	85	103	129	63	(123)	257	—	—	—	257
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	4	4	4
Restructuring and other reorganization expenses	—	—	—	12	—	12	—	—	—	12

Total expenses	85	103	129	75	(123)	269	—	4	4	273

Income (loss) from continuing operations, before income tax expense (benefit)	164	182	143	(78)	—	411	—	(23)	(23)	388
Income tax expense (benefit)(3)	59	66	51	(28)	—	148	—	(12)	(12)	136

Net income (loss) from continuing operations	105	116	92	(50)	—	263	—	(11)	(11)	252
Income from discontinued operations, net of tax expense	—	8	—	—	—	8	—	—	—	8

Net income (loss)	105	124	92	(50)	—	271	—	(11)	(11)	260
Less: net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	—	—

Net income (loss) attributable to SLM Corporation	$105	$124	$92	$(50)	$—	$271	$—	$(11)	$(11)	$260

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Three Months Ended September 30, 2013
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$111	$—	$111
Total other loss	(130)	—	(130)
Goodwill and acquired intangible asset impairment and amortization	—	4	4

“Core Earnings” adjustments to GAAP	$(19)	$(4)	(23)

Income tax benefit			(12)

Net loss			$(11)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(4) million of “other derivative accounting adjustments.”

(5)	Represents the $62 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $(4) million of “other derivative accounting adjustments.”

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

	Three Months Ended September 30, 2012
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$615	$—	$712	$—	$—	$1,327	$206	$(78)		$128	$1,455
Other loans	—	—	—	4	—	4	—	—		—	4
Cash and investments	2	2	3	—	(2)	5	—	—		—	5

Total interest income	617	2	715	4	(2)	1,336	206	(78)		128	1,464
Total interest expense	209	—	399	12	(2)	618	26	1	(4)	27	645

Net interest income (loss)	408	2	316	(8)	—	718	180	(79)		101	819
Less: provisions for loan losses	252	—	18	—	—	270	—	—		—	270

Net interest income (loss) after provisions for loan losses	156	2	298	(8)	—	448	180	(79)		101	549
Other income (loss):
Gains on sales of loans and investments	—	—	—	—	—	—	—	—		—	—
Servicing revenue	12	201	22	—	(164)	71	—	—		—	71
Contingency revenue	—	85	—	—	—	85	—	—		—	85
Gains on debt repurchases	—	—	—	44	—	44	—	—		—	44
Other income (loss)	—	7	—	3	—	10	(180)	(61	)(5)	(241)	(231)

Total other income (loss)	12	293	22	47	(164)	210	(180)	(61)		(241)	(31)
Expenses:
Direct operating expenses	68	88	171	3	(164)	166	—	—		—	166
Overhead expenses	—	—	—	54	—	54	—	—		—	54

Operating expenses	68	88	171	57	(164)	220	—	—		—	220
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	5		5	5
Restructuring and other reorganization expenses	1	—	—	1	—	2	—	—		—	2

Total expenses	69	88	171	58	(164)	222	—	5		5	227

Income (loss) from continuing operations, before income tax expense (benefit)	99	207	149	(19)	—	436	—	(145)		(145)	291
Income tax expense (benefit)(3)	36	76	55	(7)	—	160	—	(56)		(56)	104

Net income (loss) from continuing operations	63	131	94	(12)	—	276	—	(89)		(89)	187
Income (loss) from discontinued operations, net of tax expense (benefit)	(1)	1	—	—	—	—	—	—		—	—

Net income (loss)	62	132	94	(12)	—	276	—	(89)		(89)	187
Less: net loss attributable to noncontrolling interest	—	(1)	—	—	—	(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$62	$133	$94	$(12)	$—	$277	$—	$(89)		$(89)	$188

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Three Months Ended September 30, 2012
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$101	$—	$101
Total other loss	(241)	—	(241)
Goodwill and acquired intangible asset impairment and amortization	—	5	5

“Core Earnings” adjustments to GAAP	$(140)	$(5)	(145)

Income tax benefit			(56)

Net loss			$(89)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $(9) million of “other derivative accounting adjustments.”

(5)	Represents the $(53) million of “unrealized gains (losses) on derivative and hedging activities, net” as well as the remaining portion of the $(9) million of “other derivative accounting adjustments.”

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

	Nine Months Ended September 30, 2013
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$1,884	$—	$1,755	$—	$—	$3,639	$612	$(229)		$383	$4,022
Other loans	—	—	—	9	—	9	—	—		—	9
Cash and investments	5	4	5	3	(4)	13	—	—		—	13

Total interest income	1,889	4	1,760	12	(4)	3,661	612	(229)		383	4,044
Total interest expense	613	—	978	36	(4)	1,623	44	(1	)(4)	43	1,666

Net interest income (loss)	1,276	4	782	(24)	—	2,038	568	(228)		340	2,378
Less: provisions for loan losses	607	—	42	—	—	649	—	—		—	649

Net interest income (loss) after provisions for loan losses	669	4	740	(24)	—	1,389	568	(228)		340	1,729
Other income (loss):
Gains (losses) on sales of loans and investments	—	—	312	(5)	—	307	—	—		—	307
Servicing revenue	31	541	60	—	(409)	223	—	—		—	223
Contingency revenue	—	312	—	—	—	312	—	—		—	312
Gains on debt repurchases	—	—	—	48	—	48	(6)	—		(6)	42
Other income (loss)	—	20	—	6	—	26	(562)	462	(5)	(100)	(74)

Total other income (loss)	31	873	372	49	(409)	916	(568)	462		(106)	810
Expenses:
Direct operating expenses	228	299	430	9	(409)	557	—	—		—	557
Overhead expenses	—	—	—	180	—	180	—	—		—	180

Operating expenses	228	299	430	189	(409)	737	—	—		—	737
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	10		10	10
Restructuring and other reorganization expenses	2	1	—	43	—	46	—	—		—	46

Total expenses	230	300	430	232	(409)	783	—	10		10	793

Income (loss) from continuing operations, before income tax expense (benefit)	470	577	682	(207)	—	1,522	—	224		224	1,746
Income tax expense (benefit)(3)	171	211	249	(75)	—	556	—	89		89	645

Net income (loss) from continuing operations	299	366	433	(132)	—	966	—	135		135	1,101
Income (loss) from discontinued operations, net of tax expense (benefit)	(1)	49	—	—	—	48	—	(1)		(1)	47

Net income (loss)	298	415	433	(132)	—	1,014	—	134		134	1,148
Less: net loss attributable to noncontrolling interest	—	(1)	—	—	—	(1)	—	—		—	(1)

Net income (loss) attributable to SLM Corporation	$298	$416	$433	$(132)	$—	$1,015	$—	$134		$134	$1,149

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Nine Months Ended September 30, 2013
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$340	$—	$340
Total other loss	(106)	—	(106)
Goodwill and acquired intangible asset impairment and amortization	—	10	10

“Core Earnings” adjustments to GAAP	$234	$(10)	224

Income tax expense			89
Loss from discontinued operations, net of tax benefit			(1)

Net income			$134

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $41 million of “other derivative accounting adjustments.”

(5)	Represents the $422 million of “unrealized gains on derivative and hedging activities, net” as well as the remaining portion of the $41 million of “other derivative accounting adjustments.”

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

	Nine Months Ended September 30, 2012
(Dollars in millions)	Consumer Lending	Business Services	FFELP Loans	Other	Eliminations(1)	Total “Core Earnings”	Adjustments				Total GAAP
							Reclassifications	Additions/ (Subtractions)		Total Adjustments(2)
Interest income:
Student loans	$1,856	$—	$2,090	$—	$—	$3,946	$643	$(274)		$369	$4,315
Other loans	—	—	—	13	—	13	—	—		—	13
Cash and investments	6	5	10	—	(5)	16	—	—		—	16

Total interest income	1,862	5	2,100	13	(5)	3,975	643	(274)		369	4,344
Total interest expense	616	—	1,233	26	(5)	1,870	95	3	(4)	98	1,968

Net interest income (loss)	1,246	5	867	(13)	—	2,105	548	(277)		271	2,376
Less: provisions for loan losses	712	—	54	—	—	766	—	—		—	766

Net interest income (loss) after provisions for loan losses	534	5	813	(13)	—	1,339	548	(277)		271	1,610
Other income (loss):
Gains on sales of loans and investments	—	—	—	1	—	1	—	—		—	1
Servicing revenue	36	619	68	1	(512)	212	—	—		—	212
Contingency revenue	—	261	—	—	—	261	—	—		—	261
Gains on debt repurchases	—	—	—	102	—	102	—	—		—	102
Other income (loss)	—	25	—	9	—	34	(548)	(47	)(5)	(595)	(561)

Total other income (loss)	36	905	68	113	(512)	610	(548)	(47)		(595)	15
Expenses:
Direct operating expenses	199	269	537	10	(512)	503	—	—		—	503
Overhead expenses	—	—	—	169	—	169	—	—		—	169

Operating expenses	199	269	537	179	(512)	672	—	—		—	672
Goodwill and acquired intangible asset impairment and amortization	—	—	—	—	—	—	—	13		13	13
Restructuring and other reorganization expenses	3	2	—	4	—	9	—	—		—	9

Total expenses	202	271	537	183	(512)	681	—	13		13	694

Income (loss) from continuing operations, before income tax expense (benefit)	368	639	344	(83)	—	1,268	—	(337)		(337)	931
Income tax expense (benefit)(3)	134	234	126	(29)	—	465	—	(125)		(125)	340

Net income (loss) from continuing operations	234	405	218	(54)	—	803	—	(212)		(212)	591
Loss from discontinued operations, net of tax benefit	(1)	—	—	—	—	(1)	—	(1)		(1)	(2)

Net income (loss)	233	405	218	(54)	—	802	—	(213)		(213)	589
Less: net loss attributable to noncontrolling interest	—	(2)	—	—	—	(2)	—	—		—	(2)

Net income (loss) attributable to SLM Corporation	$233	$407	$218	$(54)	$—	$804	$—	$(213)		$(213)	$591

(1)	The eliminations in servicing revenue and direct operating expense represent the elimination of intercompany servicing revenue where the Business Services segment performs the loan servicing function for the FFELP Loans segment.

(2)	“Core Earnings” adjustments to GAAP:

	Nine Months Ended September 30, 2012
(Dollars in millions)	Net Impact of Derivative Accounting	Net Impact of Goodwill and Acquired Intangibles	Total
Net interest income after provisions for loan losses	$271	$—	$271
Total other loss	(595)	—	(595)
Goodwill and acquired intangible asset impairment and amortization	—	13	13

“Core Earnings” adjustments to GAAP	$(324)	$(13)	(337)

Income tax benefit			(125)
Loss from discontinued operations, net of tax benefit			(1)

Net loss			$(213)

(3)	Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(4)	Represents a portion of the $2 million of “other derivative accounting adjustments.”

(5)	Represents the $(52) million of “unrealized gains (losses) on derivative and hedging activities, net” as well as the remaining portion of the $2 million of “other derivative accounting adjustments.”

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Segment Reporting (Continued)

Summary of “Core Earnings” Adjustments to GAAP

The two adjustments required to reconcile from our “Core Earnings” results to our GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. The following table reflects aggregate adjustments associated with these areas.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2013	2012	2013	2012
“Core Earnings” adjustments to GAAP:
Net impact of derivative accounting(1)	$(19)	$(140)	$234	$(324)
Net impact of goodwill and acquired intangibles assets(2)	(4)	(5)	(10)	(13)
Net tax effect(3)	12	56	(89)	125
Net effect from discontinued operations	—	—	(1)	(1)

Total “Core Earnings” adjustments to GAAP	$(11)	$(89)	$134	$(213)

(1)	Derivative accounting: “Core Earnings” exclude periodic unrealized gains and losses that are caused by the mark-to-market valuations on derivatives that do not qualify for hedge accounting treatment under GAAP as well as the periodic unrealized gains and losses that are a result of ineffectiveness recognized related to effective hedges under GAAP. These unrealized gains and losses occur in our Consumer Lending, FFELP Loans and Other business segments. Under GAAP, for our derivatives that are held to maturity, the cumulative net unrealized gain or loss over the life of the contract will equal $0 except for Floor Income Contracts where the cumulative unrealized gain will equal the amount for which we sold the contract. In our “Core Earnings” presentation, we recognize the economic effect of these hedges, which generally results in any net settlement cash paid or received being recognized ratably as an interest expense or revenue over the hedged item’s life.

(2)	Goodwill and acquired intangible assets: Our “Core Earnings” exclude goodwill and intangible asset impairment and amortization of acquired intangible assets.

(3)	Net tax effect: Such tax effect is based upon our “Core Earnings” effective tax rate for the year.

11.	Discontinued Operations

In the second quarter of 2013, we sold our Campus Solutions business and recorded an after-tax gain of $38 million. This business provided processing capabilities to educational institutions. The Campus Solutions business comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company and we will have no continuing involvement. As a result, our Campus Solutions business is presented in discontinued operations for the current and prior periods.

On September 25, 2013, we announced the sale of our 529 college savings plan administration business. Upon the transaction’s closing, which is anticipated to occur in the fourth-quarter 2013, we will recognize a gain of approximately $0.14 per diluted share. Due to the pending sale, the results of this business were moved to discontinued operations for all periods presented.

SLM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Discontinued Operations (Continued)

The following table summarizes the discontinued operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2013	2012	2013	2012
Operations:
Income (loss) from discontinued operations before income taxes	$1	$—	$36	$(3)
Income tax benefit	(7)	—	(11)	(1)

Income (loss) from discontinued operations, net of taxes	$8	$—	$47	$(2)

Appendix A

Glossary

Listed below are definitions of key terms that are used throughout this document. See also “Appendix B—Description of Federal Family Education Loan Program” for a further discussion of the FFELP.

Bank — The meaning is set forth on page 17 of this Information Statement.

Consolidation Loan Rebate Fee — All holders of FFELP Consolidation Loans are required to pay to the U.S. Department of Education an annual 105 basis point Consolidation Loan Rebate Fee on all outstanding principal and accrued interest balances of FFELP Consolidation Loans purchased or originated after October 1, 1993, except for loans for which consolidation applications were received between October 1, 1998 and January 31, 1999, where the Consolidation Loan Rebate Fee is 62 basis points.

Constant Prepayment Rate (“CPR”) — A variable in life-of-loan estimates that measures the rate at which loans in the portfolio prepay before their stated maturity. The CPR is directly correlated to the average life of the portfolio. CPR equals the percentage of loans that prepay annually as a percentage of the beginning of period balance.

“Core Earnings” — We prepare financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In addition to evaluating our GAAP-based financial information, management evaluates the business segments on a basis that, as allowed under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” differs from GAAP. We refer to management’s basis of evaluating its segment results as “Core Earnings” presentations for each business segment and refer to these performance measures in its presentations with credit rating agencies and lenders. While “Core Earnings” results are not a substitute for reported results under GAAP, we rely on “Core Earnings” performance measures in operating each business segment because we believes these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

“Core Earnings” performance measures are the primary financial performance measures used by management to evaluate performance and to allocate resources. Accordingly, financial information is reported to management on a “Core Earnings” basis by reportable segment, as these are the measures used regularly by our chief operating decision makers. “Core Earnings” performance measures are used in developing our financial plans, tracking results, and establishing corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of our core business activities. “Core Earnings” performance measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Our “Core Earnings” presentation does not represent another comprehensive basis of accounting.

Direct Loans — Educational loans provided by the DSLP (see definition below) to students and parent borrowers directly through ED (see definition below) rather than through a bank or other lender.

DSLP — The William D. Ford Federal Direct Loan Program.

ED — The U.S. Department of Education.

Existing SLM — The meaning is set forth on page 17 of this Information Statement.

FFELP — The Federal Family Education Loan Program, formerly the Guaranteed Student Loan Program, a program that was discontinued in 2010.

FFELP Consolidation Loans — Under the FFELP, borrowers with multiple eligible student loans may have consolidated them into a single student loan with one lender at a fixed rate for the life of the loan. The new loan is considered a FFELP Consolidation Loan. The borrower rate on a FFELP Consolidation Loan is fixed for the term of the loan and was set by the weighted average interest rate of the loans being consolidated, rounded up to the nearest 1/8th of a percent, not to exceed 8.25 percent. Holders of FFELP Consolidation Loans are eligible to earn interest under the Special Allowance Payment (“SAP”) formula. In April 2008, we suspended originating new FFELP Consolidation Loans.

FFELP Stafford and Other Student Loans — Education loans to students or parents of students that are guaranteed or reinsured under the FFELP. The loans are primarily Stafford loans but also include PLUS and HEAL loans. The FFELP was discontinued in 2010.

Fixed Rate Floor Income — Fixed Rate Floor Income is Floor Income associated with student loans with borrower rates that are fixed to term (primarily FFELP Consolidation Loans and Stafford Loans originated on or after July 1, 2006).

Floor Income — For loans disbursed before April 1, 2006, FFELP Loans generally earn interest at the higher of either the borrower rate, which is fixed over a period of time, or a floating rate based on the SAP formula. We generally finance our student loan portfolio with floating rate debt whose interest is matched closely to the floating nature of the applicable SAP formula. If interest rates decline to a level at which the borrower rate exceeds the SAP formula rate, we continue to earn interest on the loan at the fixed borrower rate while the floating rate interest on our debt continues to decline. In these interest rate environments, we refer to the additional spread it earns between the fixed borrower rate and the SAP formula rate as Floor Income. Depending on the type of student loan and when it was originated, the borrower rate is either fixed to term or is reset to a market rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn Floor Income for an extended period of time, and for those loans where the borrower interest rate is reset annually on July 1, we may earn Floor Income to the next reset date. In accordance with legislation enacted in 2006, lenders are required to rebate Floor Income to ED for all FFELP Loans disbursed on or after April 1, 2006.

The following example shows the mechanics of Floor Income for a typical fixed rate FFELP Consolidation Loan (with a commercial paper-based SAP spread of 2.64 percent):

Fixed Borrower Rate	4.25%
SAP Spread over Commercial Paper Rate	(2.64)

Floor Strike Rate(1)	1.16%

(1)

The interest rate at which the underlying index (Treasury bill or commercial paper) plus the fixed SAP spread equals the fixed borrower rate. Floor Income is earned anytime the interest rate of the underlying index declines below this rate.

Based on this example, if the quarterly average commercial paper rate is over 1.61 percent, the holder of the student loan will earn at a floating rate based on the SAP formula, which in this example is a fixed spread to commercial paper of 2.64 percent. On the other hand, if the quarterly average commercial paper rate is below 1.61 percent, the SAP formula will produce a rate below the fixed borrower rate of 4.25 percent and the loan holder earns at the borrower rate of 4.25 percent.

Floor Income Contracts — We enter into contracts with counterparties under which, in exchange for an upfront fee representing the present value of the Floor Income that we expect to earn on a notional amount of underlying student loans being economically hedged, we will pay the counterparties the Floor Income earned on that notional amount over the life of the Floor Income Contract. Specifically, we agree to pay the counterparty the difference, if positive, between the fixed borrower rate less the SAP (see definition below) spread and the average of the applicable interest rate index on that notional amount, regardless of the actual balance of underlying student loans, over the life of the contract. The contracts generally do not extend over the life of the underlying student loans. This contract effectively locks in the amount of Floor Income we will earn over the period of the contract. Floor Income Contracts are not considered effective hedges under ASC 815, “Derivatives and Hedging,” and each quarter we must record the change in fair value of these contracts through income.

GAAP — generally accepted accounting principles in the United States of America.

Guarantor(s) — State agencies or non-profit companies that guarantee (or insure) FFELP Loans made by eligible lenders under The Higher Education Act of 1965 (“HEA”), as amended.

HCERA — the Health Care and Education Reconciliation Act of 2010

Insurance Business — The meaning is set forth on page 17 of this Information Statement.

NEO — Named Executive Officer which includes the principal executive officer, the principal financial officer and the next three most highly paid executive officers of a company as of the end of the most recently completed fiscal year, based on total compensation as determined under rule 402 of Regulation S-K.

NewCo — The meaning is set forth on page 17 of this Information Statement.

Preferred Stockholders — The meaning is set forth on page 18 of this Information Statement.

Private Education Loans — Education loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFELP. The Private Education Loans we make are largely to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or borrowers’ resources. Private Education Loans include loans for higher education (undergraduate and graduate degrees) and for alternative education, such as career training, private kindergarten through secondary education schools and tutorial schools. Certain higher education loans have repayment terms similar to FFELP Loans, whereby repayments begin after the borrower leaves school while others require repayment of interest or a fixed pay amount while the borrower is still in school. Our higher education Private Education Loans are not dischargeable in bankruptcy, except in certain limited circumstances.

In the context of our Private Education Loan business, we use the term “non-traditional loans” to describe education loans made to certain customers that have or are expected to have a high default rate as a result of a number of factors, including having a lower tier credit rating, low program completion and graduation rates or, where the customer is expected to graduate, a low expected income relative to the customer’s cost of attendance.

Non-traditional loans are loans to customers attending for-profit schools with an original FICO score of less than 670 and customers attending not-for-profit schools with an original FICO score of less than 640. The FICO score used in determining whether a loan is non-traditional is the greater of the customer or cosigner FICO score at origination.

Private ServiceCo — The meaning is set forth on page 17 of this Information Statement.

Repayment Borrower Benefits — Financial incentives offered to borrowers based on pre-determined qualifying factors, which are generally tied directly to making on-time monthly payments. The impact of Repayment Borrower Benefits is dependent on the estimate of the number of borrowers who will eventually qualify for these benefits and the amount of the financial benefit offered to the borrower. We occasionally change Repayment Borrower Benefits programs in both amount and qualification factors. These programmatic changes must be reflected in the estimate of the Repayment Borrower Benefits discount when made.

Residual Interest — When we securitize student loans, we retain the right to receive cash flows from the student loans sold to trusts that we sponsor in excess of amounts needed to pay servicing, derivative costs (if any), other fees, and the principal and interest on the bonds backed by the student loans. The Residual Interest, which may also include reserve and other cash accounts, is the present value of these future expected cash flows, which includes the present value of any Embedded Fixed Rate Floor Income described above. We value the Residual Interest at the time of sale of the student loans to the trust and as of the end of each subsequent quarter.

Risk Sharing — When a FFELP Loan first disbursed on and after July 1, 2006 defaults, the federal government guarantees 97 percent of the principal balance plus accrued interest (98 percent on loans disbursed before July 1, 2006) and the holder of the loan is at risk for the remaining amount not guaranteed as a Risk Sharing loss on the loan. FFELP Loans originated after October 1, 1993 are subject to Risk Sharing on loan default claim payments unless the default results from the borrower’s death, disability or bankruptcy.

Special Allowance Payment (“SAP”) — FFELP Loans disbursed prior to April 1, 2006 (with the exception of certain PLUS and Supplemental Loans to Students (“SLS”) loans discussed below) generally earn interest at the greater of the borrower rate or a floating rate determined by reference to the average of the applicable floating rates (91-day Treasury bill rate or commercial paper) in a calendar quarter, plus a fixed spread that is dependent upon when the loan was originated and the loan’s repayment status. If the resulting floating rate exceeds the borrower rate, ED pays the difference directly to us. This payment is referred to as the Special Allowance Payment or SAP and the formula used to determine the floating rate is the SAP formula. We refer to the fixed spread to the underlying index as the SAP spread. For loans disbursed after April 1, 2006, FFELP Loans effectively only earn at the SAP rate, as the excess interest earned when the borrower rate exceeds the SAP rate (Floor Income) must be refunded to ED.

Variable rate PLUS Loans and SLS Loans earn SAP only if the variable rate, which is reset annually, exceeds the applicable maximum borrower rate. For PLUS Loans disbursed on or after January 1, 2000, this limitation on SAP was repealed effective April 1, 2006.

SDCL — Special Direct Consolidation Loan initiative. The initiative provided an incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the Direct Loan Program by providing a 0.25 percentage point interest rate reduction on the FFELP Loans eligible for consolidation. The program was available from January 17, 2012 through June 30, 2012.

SLM BankCo — The meaning is set forth on page 17 of this Information Statement.

SLMIC — The meaning is set forth on page 17 of this Information Statement.

SMI — The meaning is set forth on page 17 of this Information Statement.

TDR — Troubled Debt Restructuring. The accounting and reporting standards for loan modifications and TDR’s are primarily found in FAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

Unsecured Debt — The meaning is set forth on page 17 of this Information Statement.

Upromise — The meaning is set forth on page 17 of this Information Statement.

Variable Rate Floor Income — Variable Rate Floor Income is Floor Income that is earned only through the next date at which the borrower interest rate is reset to a market rate. For FFELP Stafford Loans whose borrower interest rate resets annually on July 1, we may earn Floor Income based on a calculation of the difference between the borrower rate and the then current interest rate.

Appendix B

Description of Federal Family Education Loan Program

Note: On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (“HCERA”) which terminated the FFELP as of July 1, 2010. This appendix presents an abbreviated summary of the program prior to the termination date. The new law does not alter or affect the terms and conditions of existing FFELP Loans made before July 1, 2010 or the credit support related thereto.

This appendix describes or summarizes the material provisions of Title IV of the Higher Education Act (“HEA”), the FFELP and related statutes and regulations. It, however, is not complete and is qualified in its entirety by reference to each actual statute and regulation. Both the HEA and the related regulations has been the subject of extensive amendments over the years. We cannot predict whether future amendments or modifications might materially change any of the programs described in this appendix or the statutes and regulations that implement them.

General

The FFELP, under Title IV of HEA, provided for loans to students who were enrolled in eligible institutions, or to parents of dependent students who were enrolled in eligible institutions, to finance their educational costs. Payment of principal and interest on the student loans to the holders of the loans is insured by a state or not-for-profit guaranty agency against:

•	default of the borrower;

•	the death, bankruptcy or permanent, total disability of the borrower;

•	closing of the student’s school prior to the end of the academic period;

•	false certification of the borrower’s eligibility for the loan by the school; and

•	an unpaid school refund.

Claims are paid from federal assets, known as “federal student loan reserve funds,” which are maintained and administered by state and not-for-profit guaranty agencies. In addition the holders of student loans are entitled to receive interest subsidy payments and Special Allowance Payments from ED on eligible student loans. Special Allowance Payments raise the yield to student loan lenders when the statutory borrower interest rate is below an indexed market value.

Four types of FFELP Loans were authorized under the HEA:

•	Subsidized Federal Stafford Loans to students who demonstrated requisite financial need;

•	Unsubsidized Federal Stafford Loans to students who either did not demonstrate financial need or require additional loans to supplement their Subsidized Stafford Loans;

•	Federal PLUS Loans to graduate or professional students (effective July 1, 2006) or parents of dependent students whose estimated costs of attending school exceed other available financial aid; and

•	FFELP Consolidation Loans, which consolidate into a single loan a borrower’s obligations under various federally authorized student loan programs.

Legislative Matters

The federal student loan programs are subject to frequent statutory and regulatory changes. The most significant change to the FFELP was with the enactment of the HCERA, which terminated the FFELP as of July 1, 2010.

On December 23, 2011, the President signed the Consolidated Appropriations Act of 2012 into law. This law includes changes that permit FFELP lenders or beneficial holders to change the index on which the Special Allowance Payments are calculated for FFELP Loans first disbursed on or after January 1, 2000. The law allows holders to elect to move the index from the Commercial Paper (“CP”) Rate to the one-month London Inter Bank Offered Rate (“LIBOR”). Such elections have been made by April 1, 2012.

Eligible Lenders, Students and Educational Institutions

Lenders who were eligible to make loans under the FFELP generally included banks, savings and loan associations, credit unions, pension funds and, under some conditions, schools and guaranty agencies. FFELP Loans were made to, or on behalf of, a “qualified student.” A “qualified student” is an individual who

•	is a United States citizen, national or permanent resident;

•	has been accepted for enrollment or is enrolled and maintaining satisfactory academic progress at a participating educational institution; and

•	is carrying at least one-half of the normal full-time academic workload for the course of study the student is pursuing.

A student qualified for a subsidized Stafford Loan if his family met the financial need requirements for the particular loan program. Only PLUS Loan borrowers have to meet credit standards.

Eligible schools included institutions of higher education, including proprietary institutions, meeting the standards provided in the HEA. For a school to participate in the program, the U.S. Department of Education (“ED”) had to approve its eligibility under standards established by regulation.

Financial Need Analysis

Subject to program limits and conditions, student loans generally were made in amounts sufficient to cover the student’s estimated costs of attending school, including tuition and fees, books, supplies, room and board, transportation and miscellaneous personal expenses as determined by the institution. Generally, each loan applicant (and parents in the case of a dependent child) underwent a financial need analysis.

Special Allowance Payments (“SAP”)

The HEA provides for quarterly Special Allowance Payments to be made by ED to holders of student loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for Special Allowance Payments depend on formulas that vary according to the type of loan, the date the loan was made and the type of funds, tax-exempt or taxable, used to finance the loan. ED makes a Special Allowance Payment for each calendar quarter.

The Special Allowance Payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

Fees

Loan Rebate Fee. A loan rebate fee of 1.05 percent is paid annually on the unpaid principal and interest of each Consolidation Loan disbursed on or after October 1, 1993. This fee was reduced to .62 percent for loans made from October 1, 1998 to January 31, 1999.

Stafford Loan Program

For Stafford Loans, the HEA provided for:

•	federal reimbursement of Stafford Loans made by eligible lenders to qualified students;

•	federal interest subsidy payments on Subsidized Stafford Loans paid by ED to holders of the loans in lieu of the borrowers’ making interest payments during in-school, grace and deferment periods; and

•	Special Allowance Payments representing an additional subsidy paid by ED to the holders of eligible Stafford Loans.

We refer to all three types of assistance as “federal assistance.”

The HEA also permits, and in some cases requires, “forbearance” periods from loan collection in some circumstances. Interest that accrues during forbearance is never subsidized. Interest that accrues during deferment periods may be subsidized.

PLUS and Supplemental Loans to Students (“SLS”) Loan Programs

The HEA authorizes PLUS Loans to be made to graduate or professional students (effective July 1, 2006) and parents of eligible dependent students and previously authorized SLS Loans to be made to the categories of students subsequently served by the Unsubsidized Stafford Loan program. Borrowers who have no adverse credit history or who are able to secure an endorser without an adverse credit history are eligible for PLUS Loans, as well as some borrowers with extenuating circumstances. The federal assistance applicable to PLUS and SLS Loans are similar to those of Stafford Loans. However, interest subsidy payments are not available under the PLUS and SLS programs and, in some instances, Special Allowance Payments are more restricted.

The annual and aggregate amounts of PLUS Loans were limited only to the difference between the cost of the student’s education and other financial aid received, including scholarship, grants and other student loans.

Consolidation Loan Program

The enactment of HCERA ended new originations under the FFELP consolidation program, effective July 1, 2010. Previously, the HEA authorized a program under which borrowers may consolidate one or more of their student loans into a single FFELP Consolidation Loan that is insured and reinsured on a basis similar to Stafford and PLUS Loans. FFELP Consolidation Loans were made in an amount sufficient to pay outstanding principal, unpaid interest, late charges and collection costs on all federally reinsured student loans incurred under the FFELP that the borrower selects for consolidation, as well as loans made under various other federal student loan programs and loans made by different lenders. In general, a borrower’s eligibility to consolidate their federal student loans ends upon receipt of a Consolidation Loan. With the end of new FFELP originations, borrowers with multiple loans, including FFELP loans, may only consolidate their loans in the DSLP.

Guaranty Agencies under the FFELP

Under the FFELP, guaranty agencies insured FFELP loans made by eligible lending institutions, paying claims from “federal student loan reserve funds.” These loans are insured as to 100 percent of principal and accrued interest against death or discharge. FFELP loans are also insured against default, with the percent insured dependent on the date of the loans disbursement. For loans that were made before October 1, 1993, lenders are insured for 100 percent of the principal and unpaid accrued interest. From October 1, 1993 to June 30, 2006, lenders are insured for 98 percent of principal and all unpaid accrued interest. Insurance for loans made on or after July 1, 2006 was reduced from 98 percent to 97 percent.

ED guarantees to the guaranty agencies reimbursement of amounts paid to lenders on FFELP Loans. Under the HEA, the guaranty agencies by way of guaranty agreements entered into with ED are, subject to conditions, deemed to have a contractual right against the United States during the life of the loan to receive reimbursement for these amounts.

After ED reimburses a guaranty agency for a default claim, the guaranty agency attempts to collect the loan from the borrower. However, ED requires that the defaulted loans be assigned to it when the guaranty agency is not successful. A guaranty agency also refers defaulted loans to ED to “offset” any federal income tax refunds or other federal reimbursement which may be due the borrowers. Some states have similar offset programs.

To be eligible, FFELP loans must meet the requirements of the HEA and regulations issued under the HEA. Generally, these regulations require that lenders determine whether the applicant is an eligible borrower attending an eligible institution, explain to borrowers their responsibilities under the loan, ensure that the promissory notes evidencing the loan are executed by the borrower; and disburse the loan proceeds as required. After the loan is made, the lender must establish repayment terms with the borrower, properly administer deferrals and forbearances, credit the borrower for payments made, and report the loan’s status to credit reporting agencies. If a borrower becomes delinquent in repaying a loan, a lender must perform collection procedures that vary depending upon the length of time a loan is delinquent. The collection procedures consist of telephone calls, demand letters, skiptracing procedures and requesting assistance from the guaranty agency.

A lender may submit a default claim to the guaranty agency after a student loan has been delinquent for at least 270 days. The guaranty agency must review and pay the claim within 90 days after the lender filed it. The guaranty agency will pay the lender interest accrued on the loan for up to 450 days after delinquency. The guaranty agency must file a reimbursement claim with ED within 45 days (reduced to 30 days July 1, 2006) after the guaranty agency paid the lender for the default claim. Following payment of claims, the guaranty agency endeavors to collect the loan. Guaranty agencies also must meet statutory and regulatory requirements for collecting loans.

If ED determines that a guaranty agency is unable to meet its insurance obligations, the holders of loans insured by that guaranty agency may submit claims directly to ED and ED is required to pay the full reimbursements amounts due, in accordance with claim processing standards no more stringent than those applied by the affected guaranty agency. However, ED’s obligation to pay reimbursement amounts directly in this fashion is contingent upon ED determining a guaranty agency is unable to meet its obligations. While there have been situations where ED has made such determinations regarding affected guaranty agencies, there can be no assurances as to whether ED must make such determinations in the future or whether payments of reimbursement amounts would be made in a timely manner.

Student Loan Discharges

FFELP Loans are not generally dischargeable in bankruptcy. Under the United States Bankruptcy Code, before a student loan may be discharged, the borrower must demonstrate that repaying it would cause the borrower or his family undue hardship. When a FFELP borrower files for bankruptcy, collection of the loan is suspended during the time of the proceeding. If the borrower files under the “wage earner” provisions of the Bankruptcy Code or files a petition for discharge on the ground of undue hardship, then the lender transfers the loan to the guaranty agency which then participates in the bankruptcy proceeding. When the proceeding is complete, unless there was a finding of undue hardship, the loan is transferred back to the lender and collection resumes.

Student loans are discharged if the borrower died or becomes totally and permanently disabled. A physician must certify eligibility for a total and permanent disability discharge. Effective January 29, 2007, discharge eligibility was extended to survivors of eligible public servants and certain other eligible victims of the terrorist attacks on the United States on September 11, 2001.

If a school closes while a student is enrolled, or within 90 days after the student withdrew, loans made for that enrollment period are discharged. If a school falsely certifies that a borrower is eligible for the loan, the loan may be discharged. And if a school fails to make a refund to which a student is entitled, the loan is discharged to the extent of the unpaid refund.

Rehabilitation of Defaulted Loans

ED is authorized to enter into agreements with the guaranty agency under which the guaranty agency may sell defaulted loans that are eligible for rehabilitation to an eligible lender. For a loan to be eligible for rehabilitation the guaranty agency must have received reasonable and affordable payments for 12 months (reduced to 9 payments in 10 months effective July 1, 2006), then the borrower may request that the loan be rehabilitated. Because monthly payments are usually greater after rehabilitation, not all borrowers opt for rehabilitation. Upon rehabilitation, a borrower is again eligible for all the benefits under the HEA for which he or she is not eligible as a borrower on a defaulted loan, such as new federal aid, and the negative credit record is expunged. No student loan may be rehabilitated more than once.

The July 1, 2009 technical corrections made to the HEA under H.R. 1777, Public Law 111-39, provide authority between July 1, 2009 through September 30, 2011, for a guaranty agency to assign a defaulted loan to ED depending on market conditions.